Form 20-F
period 2005-10-31
PCL Employees Holdings Ltd.
filed 2006-03-03
CIK 1326107

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 3, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring shell company report

For the transition period from                                                   to

Commission file number

PCL Employees Holdings Ltd.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Alberta

(Jurisdiction on incorporation or organization)

5410 – 99 Street, Edmonton, Alberta, T6E 3P4 Canada

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b)

Title of each class	Name of each exchange on which registered

None

i

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class 1 Common Shares

(Title of Class)

Class 3 Common Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

☐  Class 1 Common Shares: 4,009,870

☐  Class 3 Common Shares: 1,375,991

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes    ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☑  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow.

☑  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes     ☑  No

ii

iii

As used in this annual report, unless the context otherwise indicates, the terms “PCL”, “we”, “us”, “our” or the “Company” refer to PCL Employees Holdings Ltd. and its consolidated subsidiaries.

EXCHANGE RATE INFORMATION

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars; references to “dollars” or “$” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars. As at February 24, 2006, the noon rate as quoted by the Federal Reserve Bank of New York was $1.1520 equals US$1.00. (See “Item 3 – Key Information” for further exchange rate information to U.S. currency.) Except as otherwise indicated, financial statements of, and information regarding, PCL Employees Holdings Ltd. are presented in Canadian dollars.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management, based on information currently available to management. Forward-looking statements are those that do not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, express or implied, concerning future operating results or the ability to generate income or cash flow are forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of our operations set forth under “Item 4 - Information on the Company”, “Item 5 - Operating and Financial Review and Prospects”, “Item 11 - Quantitative and Qualitative Disclosures About Market Risk” and elsewhere in this Annual Report on Form 20-F.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond management’s ability to control or predict. Specific factors that could cause actual results to vary from those in the forward-looking statements include:

•	changes in laws or regulations, third party relations and approvals, and decisions of courts, regulators and governmental bodies that may adversely affect our business or the business of the customers we serve;

•	our ability to obtain surety bonds as required by some of our customers;

•	provincial, regional and local economic, competitive and regulatory conditions and developments;

•	technological developments;

•	capital markets conditions;

•	inflation;

•	foreign currency exchange rates;

•	interest rates;

•	weather conditions;

•	the timing and success of business development efforts;

•	construction commodity shortages, particularly in respect of steel and cement; and

•	our ability to successfully identify and acquire new businesses and assets and integrate them into our existing operations.

Also see “Risk Factors” on pages 5 through 8. You are cautioned not to put undue reliance on any forward-looking statements, and we undertake no obligation to update those statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The selected financial data set forth in the following table is expressed in Canadian dollars. A history of the exchange rates for Canadian dollars in terms of US dollars follows. The financial information set forth in the following table includes the accounts of the Company and subsidiaries on a consolidated basis. This financial information was prepared in accordance with accounting principles generally accepted in Canada, the application of which conforms in all material respects for the periods presented with accounting principles generally accepted in the United States, except to the extent noted in Note 27 to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 20-F. The selected financial data should be read in conjunction with and is qualified by such Consolidated Financial Statements and the Notes thereto. Where differences between accounting principles generally accepted in Canada and the United States exist, the financial information under U.S. GAAP has been disclosed.

Fiscal Year Ended	Oct. 31, 2005	Oct. 31, 2004 Restated (4)	Oct. 31, 2003 Restated (4)	Oct. 31, 2002 Restated (4)	Oct. 31, 2001
	(in thousands except per share figures)
Contract Revenues	$3,295,489	$3,052,627	$2,625,186	$2,881,178	$3,183,471
Operating Profit – Canadian GAAP	$108,125	$79,151	$62,372	$62,716	$80,662
Operating Profit – U.S. GAAP	$106,216	$77,987	$61,208	$61,552	N/A
Net Earnings – Canadian GAAP	$79,804	$55,768	$55,286	$56,565	$68,976
Net Earnings – U.S. GAAP	$77,200	$54,990	$54,574	$56,492	N/A
Earnings Per Share – Canadian GAAP(1)(2)(3)	$5.31	$4.03	$4.51	$5.03	$6.41
Earnings Per Share – U.S. GAAP(1)(2)(3)	$5.22	$3.97	$4.46	$5.03	N/A
Number of Outstanding Shares(3)	15,034	13,853	12,246	11,240	10,756
Dividends Per Share(1)	$3.03	$2.88	$3.64	$4.78	$3.57
Total Assets – Canadian GAAP	$1,483,754	$1,261,727	$1,130,913	$1,058,037	$1,051,236
Total Assets – U.S. GAAP	$1,484,637	$1,260,463	$1,123,584	N/A	N/A
Shareholders’ Equity – Canadian GAAP	$359,793	$297,299	$264,259	$236,933	$232,575
Redeemable Common Stock – U.S. GAAP	$354,123	$294,817	$255,370	N/A	N/A
Share Capital – Canadian GAAP	$225,836	$192,763	$161,686	$131,737	$118,199
Share Capital – U.S. GAAP	$222,412	$192,763	$161,686	$131,737	$118,199

Notes:

(1)	All amounts are rounded to nearest thousand, except earnings per share and dividends per share.

(2)	Basic and fully diluted.

(3)	Weighted average number of shares outstanding using the total of all Class 1, 2, 3 and 4 shares of the Company.

(4)	See “Item 4: Information on the Company – Business Overview” for description of restatement.

The following tables set forth the rate of exchange for the Canadian dollar, average rates for the end of fiscal year 2001 through fiscal year 2005, and the range of high and low rates for the period as well as for the last six months. The tables set forth the number of Canadian dollars required under that formula to buy one United States dollar based on the noon rates of exchange as reported by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during the period. As at the most recent practicable date, February 24, 2006, the noon rate as quoted by the Federal Reserve Bank of New York was $1.1520 equals US$1.00.

Exchange Rates	United States dollar/Canadian dollar
	Average	High	Low	Close
Fiscal Year Ended October 31, 2005	1.2134	1.2703	1.1607	1.1796
Fiscal Year Ended October 31, 2004	1.3147	1.3970	1.2194	1.2209
Fiscal Year Ended October 31, 2003	1.4379	1.5903	1.3043	1.3195
Fiscal Year Ended October 31, 2002	1.5718	1.6128	1.5108	1.5610
Fiscal Year Ended October 31, 2001	1.5411	1.5905	1.4933	1.5905

	January 2006	December 2005	November 2005	October 2005	September 2005	August 2005
High	1.1726	1.1736	1.1960	1.1887	1.8800	1.2185
Low	1.1436	1.1507	1.1656	1.1657	1.1607	1.8880

D. Risk Factors

We work in a highly competitive marketplace.

The construction industry as a whole has historically been intensely competitive. The Company competes with other major contractors, as well as numerous mid-size and smaller contractors, in each of our markets, and competition for work is intense, particularly during economic downturns. In addition, public sector contracts are normally required by law to be awarded to the lowest capable and responsive bidder. Competition may result in lower profit margins and commercially unfavorable contractual terms, increasing the risk of losses to the Company as a result of unforeseen problems and unbudgeted costs.

Our fixed price contracts subject us to the risk of increased project cost.

The Company undertakes a significant number of fixed price construction contracts under which we agree to perform a project for a definite, predetermined price regardless of our actual costs. Many fixed price contracts involve large industrial facilities and public infrastructure projects, the costs of which are particularly difficult to estimate. Fixed price contracts present the risk that our actual costs may exceed those estimated for the project, the result being a decrease in profit margin or in extreme cases, a loss on the project.

The Company has developed and maintains procedures and controls during the bidding process to manage the risks associated with this type of work to the greatest extent possible. However, some factors during the construction phase of projects are beyond management’s direct control and are difficult to forecast, including changes in the business environment, changes to laws and regulations, exceptionally bad weather or other unanticipated natural conditions, world shortages of material supply, labor strife, and bankruptcy of subcontractors. There can be no assurance that the Company will be able to perform its obligations under fixed price contracts without incurring losses. If the Company was to significantly underestimate the cost of one or more fixed price contracts, the resulting losses could have a material adverse effect on the Company.

As at October 31, 2005, 56% (2004 – 56%) of the backlog of work to be completed, measured by expected gross revenues, was under fixed price construction contracts.

Many of our contracts subject us to the risk of damages resulting from delays.

Many construction contracts contain deadlines for completion of the project or various phases of the project and impose penalties for failing to complete the project or phase by the required date. The Company attempts to negotiate waivers of consequential damages arising from delays, including damages for loss of use, loss of product, loss of revenue and loss of profit. However, on some contracts, PCL is required to undertake responsibility for liquidated damages for failure to meet contract schedules. Although the Company has not incurred material penalties for liquidated damages during the past three fiscal years, we may incur such penalties in the future. Such penalties for liquidated damages may be significant and could negatively affect our financial condition or results of operations.

An inability to obtain bonding would have a negative impact on our operations and results.

We have recently experienced increases in our insurance premiums of $1,476,000 in fiscal 2005 and $439,000 in fiscal 2004. Insurance coverage for such business risks as wind and water damage on the United States’ east coast and water and earthquake damage on the west coast of both the United States and Canada have become difficult to obtain as insurance companies have exited those markets. PCL has not been impacted to date as we have been able to place the appropriate coverage with alternative carriers.

The increased costs of insurance incurred on projects under cost reimbursable contracts have been reimbursed to us by our clients. The increased costs of insurance anticipated to be incurred on projects under fixed price contracts have been included in our pricing under those contracts.

Some of our construction contracts require us to post payment and performance bonds written by qualified surety companies guaranteeing our completion of the project and the payment of workers, subcontractors and vendors. The cost of such bonds may be included as a project cost passed along to the client. Although we have not been unable to obtain bonding, our inability to procure such bonds for any reason in the future would limit our ability to bid for new projects.

The surety industry in the United States and Canada is not performing well and competes for capital with the insurance industry. As a result of the poor financial performance of the surety industry, the capital allocated to it is limited. PCL is defined as a large account for the surety industry and relies on multiple bonding companies and re-insurers to provide the credit capacity necessary to execute its business plan. Failure of any of the existing sureties or re-insurers, a decision by any of the sureties or re-insurers to withdraw from the North American marketplace or a further tightening in the surety industry’s underwriting criteria could affect the total bonding capacity available to PCL.

Claims against the Company could have a material adverse impact on our financial condition or results of operations.

Disputes arise frequently in the ordinary course of business in the construction industry. Disputes may include claims against PCL based upon alleged defects in performance under contracts or claims by PCL against customers who refuse to pay contract amounts based on alleged breaches by PCL. Litigation often requires substantial expenditures for legal and consulting fees, and equally or more importantly, requires significant management time and energy that otherwise would be focused on running the business. PCL incurred legal fees of $7,389,000 in fiscal 2005, $4,908,000 in fiscal 2004, and $3,479,000 in fiscal 2003, in relation to claims both for and against the Company.

We do not recognize revenue for disputed bills until payment has been made, and we attempt to adequately reserve for claims asserted against PCL in our financial statements. However, litigation inevitably affects profitability as any catastrophic occurrence in excess of insurance limits could result in significant professional liability, product liability, warranty or other claims against us. A partially or completely uninsured claim, if successful and of a significant magnitude, could have a material adverse effect on our financial condition or results of operations. The total value of judgments and negotiated settlements in claims against PCL that were not covered by insurance was $1,000,000 in fiscal 2005, $1,830,000 in fiscal 2004, and $1,300,000 in fiscal 2003.

Our success depends on attracting and retaining qualified personnel and subcontractors in a competitive environment.

The Company is highly dependent on the availability of experienced staff, skilled workers, and qualified subcontractors. From time to time, particularly when the level of construction activity is high in a particular area, the Company faces shortages in all of these categories. This limits the Company’s ability to take on additional work, presents challenges in completing existing projects on schedule, and also potentially increases our costs and risks, adversely affecting earnings.

Reductions in public funding could have a negative impact on our business.

A substantial portion of our revenue is derived from public sector projects. In 2005, approximately 37% (2004 – 36%) of our revenue came from contracts with federal, state, provincial and local governments. In times of worsening economic conditions, governments and government agencies face increased budget constraints, which reduce their ability and willingness to commit funds to new construction projects. In addition, public sector contracts are generally subject to termination for the convenience of the government. A significant reduction in our public sector work would adversely affect our business, operating results and financial condition.

Increases in the cost of raw materials negatively impact our business.

The cost of raw materials is a significant component of our operating expenses. Because we are often unable to pass such increases in the costs of raw materials through to our customers, such increases represent additional costs and negatively impact our results of operations. Recently, China has emerged as a powerful global force that is affecting construction markets world-wide due to its sheer size and increasing demand for raw materials to sustain its rapidly growing economy. The global availability of basic construction materials such as steel and cement has been impacted by China’s massive requirements, the consequences being price fluctuations, periodic supply shortages, and overall price escalation. These conditions have added significant risk for many vendors and subcontractors, who in some cases will not guarantee price or availability for long-term contracts. This in turn increases the risk for general contractors, who typically are not able to pass such risks on to the customer.

We may incur liabilities under environmental laws and regulations as a result of our operations.

Our operations are subject to compliance with the regulatory requirements of federal, provincial, state and local agencies and authorities in the United States, Canada and the Bahamas relating to the environment, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. Certain environmental laws impose substantial penalties for non-compliance and others, such as the United States Comprehensive Environmental Response, Compensation and Liability Act, impose strict, retroactive, joint and several liability upon persons responsible for releases of hazardous substances. While we have not incurred material environmental liabilities in the past, there can be no assurance that our operations will not result in such liabilities in the future and that such liabilities will not have a material adverse effect on our business and financial condition.

The percentage-of-completion method of accounting for contract revenue may result in material adjustments, which could result in a charge against our earnings.

PCL recognizes contract revenue using the percentage of completion method. Under this method, the ratio of actual cost of work performed to date to current estimated total contract costs is applied to the estimated net contract profit to determine the amount of profit currently recognized. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to cost and income and are recognized in the period in which such adjustments are determined. The Company recognizes the full amount of an estimated loss where current estimates indicate an ultimate loss on a project. On a historical basis, PCL believes that it has made reasonably reliable estimates of the progress towards completion on its long term contracts, and, to date, percentage of completion accounting adjustments have not materially affected PCL’s financial results. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenues and profits.

No public trading market exists for our shares.

No public trading market exists for shares of the Company. Shares of the Company are not listed on any stock exchange or other regulated market. Each of the Company’s shareholders is a party to a Unanimous Shareholder Agreement which, among other things, restricts the shareholders’ ability to transfer shares of the Company, restricts ownership of shares of the Company by corporations, grants options to the Company to purchase shares of the Company under certain circumstances, establishes obligations on the Company to purchase shares of the Company under certain circumstances and grants a right of first refusal to the Company to purchase shares of the Company that a shareholder proposes to transfer to a third party. The Unanimous Shareholder Agreement includes a formula for establishing the price at which our shares are to be purchased by the Company. For additional information, please see “Item 9 – The Offer and Listing – Offer and Listing Details; Markets” and “Item 10 – Additional Information – Memorandum of Association and Articles of Association - Unanimous Shareholder Agreement” (previously filed in our registration on Form 20-F filed on February 8, 2006 and incorporated herein by reference).

Shareholders in the United States may not be able to enforce civil liabilities against PCL and its directors and executive officers.

PCL is incorporated under the laws of the Province of Alberta, Canada, and all of PCL’s directors and a majority of PCL’s executive officers are residents of Canada. Consequently, it may be difficult for United States shareholders to effect service of process within the United States upon PCL and its directors or upon those executive officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States federal securities laws. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against PCL or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against PCL or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, a Canadian court would generally enforce, in an original action, civil liability predicated on U.S. securities laws provided that those laws that govern the shareholder’s claim according to applicable Canadian law, are proven by expert evidence, are not contrary to public policy as the term is applied by a Canadian court or are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that the action is in compliance with Canadian procedural laws and applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. court except, for example, where:

a)	no real or substantial connection can be established between the cause of action and the U.S. court where the judgment was rendered, resulting in the U.S. court having no jurisdiction according to applicable Canadian law;

b)	the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state);

c)	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

d)	a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

e)	the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

f)	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

g)	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

PCL Employees Holdings Ltd. was incorporated under the Companies Act (Alberta) on April 25, 1977 and continued under the Business Corporations Act (Alberta) on June 19, 1984. Our head office is located at 5410 – 99 Street, Edmonton, Alberta T6E 3P4. Our telephone and facsimile numbers are (780) 435-9711 and (780) 436-2247, respectively. Our transfer agent is Computershare Investor Services Inc. located at 6th Floor, Western Gas Tower, 530-8th Avenue SW, Calgary, Alberta, T2P 3S8.

Significant Accomplishments during the Last Financial Year

In the past year, PCL’s growth has continued. In 2003 and 2004, PCL completed a number of strategic acquisitions in several of its key markets, including:

•	acquiring the assets and operations of Teton Industrial Group, Inc. of Alpharetta, Georgia, which established a foothold for heavy industrial work in the U.S.;

•	acquiring the assets and operations of Grand Sierra Construction Ltd. and the shares of Grand Sierra Equipment Ltd., which further expanded the Company’s concrete formwork and crane rental capabilities in British Columbia;

•	acquiring the assets and operations of Intracon Power Ltd., a small Edmonton-based industrial electrical company, giving PCL the ability to perform in-house the majority of the electrical work for its industrial projects, all of which had previously been subcontracted to third parties; and

•	acquiring the assets and operations of Melloy and Associates Ltd., an Edmonton-based industrial shutdown and maintenance contractor, which gave PCL an inroad to the major industrial facility market in central and northern Alberta.

In 2005, PCL focused on the integration and expansion of these recent acquisitions and on the execution of three large design-build Public Private Partnership projects representing contract values in excess of $800 million.

Principal Capital Expenditures

During the years 2003, 2004 and 2005 the Company spent $21,480,000, net of cash acquired and purchase price adjustments, on the acquisition of companies as disclosed in note 9 to the consolidated financial statements. During those same years the Company spent $27,646,000; $31,586,000; and $51,867,000 respectively, on the purchase of property, plant and equipment. With the exception of the expenditure for the Centennial Learning Centre, as disclosed in “Item 5 – Contractual Obligations”, no individual expenditure was material. All capital expenditures have been financed through working capital.

The material capital expenditures currently in progress are disclosed in “Item 5 – Contractual Obligations”. These material current expenditures will take place in Canada.

B. Business Overview

General

PCL Employees Holdings Ltd. is a holding company owning 100% of the issued shares of PCL Construction Holdings Ltd. which is a holding company which in turn directly or indirectly owns 100% of the issued shares of its subsidiaries (with the exception of GHI Holdings, Inc. in which PCL Construction Holdings Ltd. indirectly owns 95% and Nishi-Khon/PCL Constructors Limited in which PCL Construction Holdings Ltd. indirectly owns 49%). 100% of the issued shares of PCL Constructors Bahamas Ltd. are held in trust for PCL Construction Holdings Ltd. and PCL Constructors Inc. PCL Construction Holdings Ltd. indirectly owns 100% of the issued shares of PCL Constructors Inc. The Company’s operations are in the nature of construction services. Those operations are carried out by a number of separate subsidiary companies, operating in different construction markets or geographic markets.

A number of PCL’s projects can be classified as major construction, involving large quantities of materials, labour, management expertise and capital, in the general areas of (a) commercial and institutional buildings, including construction of shopping centers, educational facilities, airports, light civil structures, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, senior’s facilities, and office buildings; (b) construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, offshore oil production superstructures, forestry projects and power plants; and (c) roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation.

PCL performs a large number of smaller or “Special Projects” involving tenant installations, alterations, and restorations or small stand-alone projects. PCL also performs ongoing service and maintenance contract work for certain clients.

Contracts awarded to PCL pursuant to bid or negotiation with the owners generally provide for compensation based on: (a) lump sum price; (b) unit prices; or (c) cost plus a fee (with or without a guaranteed maximum cost to the owner). Pursuant to each general contract awarded to it, PCL provides all general supervisory, management and administrative services, and assumes responsibility for the execution of the entire project, performing varying portions of the work with its own forces, most of which are employed locally for the particular project. Subcontractors perform the balance of the work.

Some of the contracts PCL bids on are design/build projects. On design/build projects, contract arrangements are entered into for both the design and the construction of a project. As the contract price is established at a very early stage in the design, PCL has additional exposure in construction costs due to the added detail contained in the final design. In addition, these contracts take on the additional risk of design liabilities during both the construction period and the post construction period. Design/build projects normally earn higher fees commensurate with the additional risk being taken.

PCL performs a number of construction management contracts. In this type of contract, PCL acts as agent for the owner in coordinating and supervising the construction. Under construction management, PCL usually does not perform the work with its own forces, but the work is accomplished substantially by other trade contractors. In these contracts, the owner frequently pays costs on a fully reimbursable basis, and PCL receives a fee for its services.

PCL occasionally undertakes, as a member of joint ventures, responsibilities as a general contractor in association with other construction companies or, on design-build projects, in conjunction with designers. Each joint venture arrangement customarily relates to a single contract or project. Some of the joint ventures undertaken may involve multiple projects and an ongoing business relationship. Joint ventures serve to spread the risk among the participating companies with agreements that typically provide that the participants will supply their proportionate share of the necessary operating funds for the project (including, for example, the cost of equipment) and will share the profits or losses in accordance with specified percentages. Each of the participants in a joint venture is usually liable to the client for completion of the entire project in the event of default by any of the other joint venturers. One of the joint venturers customarily acts as sponsor, providing the bulk of the supervisory and administrative services for the project. PCL typically acts as the joint venture sponsor.

Restatement

In preparing the financial statements for the fiscal year ended October 31, 2005, the Company reviewed the accounting treatment of the translation of foreign currency of the Company’s foreign operations and its segmented information.

The Company has determined that it has four reportable segments instead of the two reportable segments as previously reported. The segmented information has been updated to reflect four reportable segments.

In 2004 and earlier years, the Company accounted for its foreign operations as integrated operations using the temporal method. Under this method, monetary assets and liabilities were translated into Canadian dollars using year-end rates of exchange and non-monetary assets and liabilities were translated at applicable historical rates of exchange. Revenue and expenses were translated at the annual average rate of exchange. The resulting gains or losses were included in earnings.

In preparing the financial statements for the year ended October 31, 2005, the Company reviewed its determination of the nature of its foreign operations and the related translation method. Based upon this review, the Company has concluded that the Company’s foreign operations have been self-sustaining since November 1, 2001. Therefore, the Company has determined that it is necessary to restate all reported periods after November 1, 2001 to translate the Company’s foreign operations using the current rate method, whereby assets and liabilities are translated at year-end exchange rates. The resulting unrealized exchange gains and losses are deferred and recorded as a separate component of shareholders’ equity.

See Note 2 to the financial statements included at Item 17 for a detailed summary of the impact of the restatements on our Consolidated Statements of Earnings and Retained Earnings and Cash Flows and Balance Sheets.

Principal Markets

The following tables set forth reportable operating segment and geographic information for contract revenue for the last three fiscal years for the countries in which the Company currently operates. The Company has four reportable operating segments under Canadian GAAP.

	(millions of dollars)
Contract revenue	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada	Heavy Civil	Other	Total	Consolidating Eliminations	Consolidated Total
2005	$1,555	$861	$448	$335	$96	$3,295	—	$3,295
2004	$1,523	$874	$360	$212	$84	$3,053	—	$3,053
2003	$1,219	$853	$257	$277	$19	$2,625	—	$2,625

	(millions of dollars)
Contract revenue	Canada	U.S.	Bahamas	Total
2005	$2,003	$1,292	—	$3,295
2004	$1,884	$1,169	—	$3,053
2003	$1,477	$1,148	—	$2,625

Construction Markets

PCL is engaged in the construction services industry, performing construction services for a broad range of public and private clients in Canada, the United States and the Bahamas. Construction services are performed in the following construction markets:

•	Commercial and institutional buildings including: shopping centers, educational facilities, airports, light civil structures, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, senior’s facilities, and office buildings.

•	Heavy industrial construction including: manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, offshore oil production superstructures, forestry projects, power plants and industrial shutdown and maintenance.

•	Heavy civil construction including: roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation.

Principal Operating Locations

PCL has its principal district offices and operations (*) offices at the following locations listed from east to west by country. At its principal district office, the operating company will have established a permanent location with a full service business unit capable of running as a stand alone business. At an operations office, the operating company will share some of the services necessary to run the business with one of its fully staffed district offices.

•	Halifax, Nova Scotia

•	Ottawa, Ontario

•	Toronto, Ontario

•	Winnipeg, Manitoba

•	Regina, Saskatchewan

•	Saskatoon, Saskatchewan*

•	Ft. McMurray, Alberta*

•	Edmonton, Alberta

•	Calgary, Alberta

•	Yellowknife, Northwest Territories*

•	Kelowna, British Columbia*

•	Surrey, British Columbia

•	Vancouver, British Columbia

•	Orlando, Florida

•	Tampa, Florida

•	Alpharetta, Georgia

•	Minneapolis, Minnesota

•	Denver, Colorado

•	Phoenix, Arizona

•	Las Vegas, Nevada*

•	San Diego, California

•	Los Angeles, California

•	Bakersfield, California

•	Seattle, Washington

•	Honolulu, Hawaii*

•	Nassau, Bahamas*

Seasonality

Certain specializations within the construction industry are highly weather dependent, and experience dramatic seasonal swings in activity level. As a result, management of these companies must focus significant attention on cash management and the retention of key staff during the slow periods.

However, due to its size, geographic coverage and diversity of operations, PCL has not historically experienced major seasonal changes in activity. Supporting this statement is the following table that summarizes PCL’s monthly revenue for the four year period 2002 – 2005.

PCL Family of Companies

Monthly Billings

Years Ending October 31, 2002 - 2005

$000’s (CDN$)

	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct
2002	259,443	220,367	180,758	264,201	228,140	248,321	240,149	270,013	263,109	284,555	277,605	292,029
2003	232,202	217,390	207,358	205,570	261,991	302,980	252,932	221,827	269,368	242,977	294,690	261,824
2004	245,637	230,925	215,310	249,197	260,375	294,135	271,869	241,300	261,577	265,853	256,590	282,650
2005	302,795	265,525	245,316	262,717	319,425	335,763	337,336	324,673	355,622	342,330	408,836	391,964

Average	260,019	233,552	212,186	245,421	267,483	295,300	275,572	264,453	287,419	283,929	309,430	307,117

As illustrated above, although a moderate drop in revenue is typically seen for the month of January each year, the average revenue during the three-month winter season, i.e. December through February, falls within 14% of the overall annual revenue level. Seasonal fluctuation in revenue is not a significant concern requiring management attention. For each fiscal year, the U.S. billing numbers, originally billed in U.S. dollars, have been converted to Canadian dollars using the average U.S. dollar/Canadian dollar exchange rate over that fiscal year.

Sources and Availability of Raw Materials and Price Volatility

Periodically the construction industry experiences severe shortages in certain types of construction materials, and with these shortages there typically are dramatic swings in pricing. In the past decade, shortages have been experienced in lumber, structural steel, alloys, reinforcing steel, Portland cement, and electrical cable.

In its role as a general contractor, PCL subcontracts out a high percentage of the work it performs, typically in the range of 75% and in certain instances as high as 100% of the work other than general supervisory, management and administrative services. With the exception of materials such as cement and aggregates, PCL typically is not directly responsible for the procurement of either raw materials or finished construction products, as this scope generally is the responsibility of the subcontractors.

PCL will typically require firm lump sum or firm unit prices from its subcontractors, which will apply for the entire duration of a project. If this is not possible, PCL will attempt to pass on to the client any material price escalation risks, and where neither of these approaches is possible, PCL may decide that its best overall commercial strategy is to accept the risk of material cost escalation, to quantify the risk as well as it can, and deal with the risk assumed as a business opportunity or otherwise manage the risk.

In industrial construction, major plant components equipment and a significant percentage of the bulk materials required for a project are typically procured by the client, who by doing so assumes all risks tied to price escalation and foreign currency exchange. Furthermore, certain major industrial projects undertaken by PCL are fundamentally labor contracts, with a low material and equipment content, and in which labor escalations are typically defined by collective agreements and are passed through to the client.

PCL, as a corporate policy, does not speculate in currency risk. In addition to the Company’s practice of managing its risk against devaluation of its U.S. assets from currency exchange rate fluctuations, each PCL company typically operates inside its home country and as a consequence generally does not assume the risk of contract payments in foreign currencies.

The evaluation of subcontractor and material pricing risks are addressed in all major bid reviews, with significant attention from both district as well as senior management, depending upon the size of the project.

Marketing Channels and Sales Methods

Due to the diversity and breadth of PCL’s operations, a wide range of marketing strategies and techniques are used which vary significantly from region to region.

In Canada, where PCL and its predecessors have operated for almost 100 years, the Company’s reputation is well-established. Because of the high level of brand recognition, much of the ongoing marketing effort is focused on reinforcing PCL’s reputation through industry associations and community involvement.

In the Canadian heavy industrial markets, the projects are large and the client base is relatively small, dominated by Fortune 500 companies. These clients are sophisticated buyers of construction services, and place a high value on the project management performance and safety experience of the contractors they utilize. Because of its position in this market, PCL is typically aware of most major projects during or prior to the design phase, and discussions on construction execution are held with the client early in the bidding cycle to determine if the client’s requirements and PCL’s capabilities fit at that time. In certain cases there is not a fit, and negotiations will be dropped long before a project reaches the bidding stage. Where there is a fit, PCL management will develop a project execution strategy, and at times take on joint venture partners and dedicated subcontractors if appropriate, to offer the client a competitive proposal with a high chance of success.

In the U.S. commercial buildings market, PCL is frequently seen as one of several large, experienced and financially capable contractors. In this market, PCL must expend a much greater effort to convince potential clients as to why PCL would be a good choice as their contractor. Thus, in these areas, the business development function is much more critical than in Canada, and the ratio of business development costs to revenue is significantly higher.

In the heavy civil markets, the clients are typically government entities such as a state department of transportation, a regional water authority, etc. Marketing in the conventional sense is minimal in these markets, as the work is traditionally awarded through the competitive bid process, to qualified bidders. While each authority will have its own prequalification standards and procedures, the common metrics usually include financial strength, safety record, past project performance, history of lawsuits, etc.

In all markets, however, PCL’s style is consistent, and emphasizes experience, technical excellence, and financial strength, with a high value placed on long-term relationships and repeat business.

From time to time various media are used to focus on project announcements, project completions, and recognition for project or individual accomplishments. Radio, television and newspaper advertisements are rarely used in PCL marketing efforts.

Dependence Upon Patents, Licenses, or New Manufacturing Processes

Although construction is a highly technical industry, general contractors typically are not directly involved in the development of, and are not dependent upon, patents or licensing agreements. Leading contractors continually strive to develop methods and procedures that are safer, faster, and less costly. However, most of these innovations are drawn from industry experience, have typically been in the “public domain” for many years, and thus are not eligible for patent protection by an individual contractor. Furthermore, the effort required to patent a construction process is significant and expensive and the commercialization of an invention is time-consuming.

Although PCL is typically not able to secure exclusive use of its innovations, on the other hand it does not face the risk of other contractors interfering with PCL projects by blocking the use of construction techniques through patent rights.

From time to time, PCL may work with developer clients who have process patents, but as a general rule PCL will not assume contract risks tied to process performance. Alternatively, any process risks assumed must be clearly defined and quantified, and either an appropriate contingency will be established or insurance will be purchased to address such risks.

Assessment of PCL’s Competitive Position

In assessing a contractor’s competitiveness, a number of metrics can be used, including a company’s ability to sustain growth while maintaining profitability; its ranking in the industry; and recognition by the industry and the media. A review of PCL’s competitive position on this basis follows.

Sustained Growth with Profitability

Over the past twenty-nine years since its transition to employee ownership, PCL has grown from annual consolidated revenue of $300 million to $3.3 billion, representing a compounded annual growth rate of 8.9%. Every year during that period the Company has been profitable.

Rankings

The rankings below in these industry or business publications are each calculated on the basis of annual volume (which we believe equates to billings or revenue):

•	Top 40 Contractors in Canada (formerly Heavy Construction News Top 100 Contractors in Canada): Ranked #1 in November/December 2004 issue. PCL has been ranked #1 for more than 25 years.

•	Top 400 Contractors Sourcebook: Ranked #15 in the United States in 2004 according to Engineering News Record – up two spots from last year. PCL has ranked in the top 25 since 1995.

•	Venture 100 Biggest Public, Private and Crown Corporation – 2004: Ranked #19 out of 100 Canadian corporations, as per the September 2004 issue of Alberta Venture Magazine.

•	Top 225 International Contractors – 2004: Ranked #27 out of 225 according to Engineering News Record – up three spots from 2003.

Recent Awards

Recently, PCL has received the following awards:

•	Fortune 100 Best Companies to Work for in the United States 2005: Ranked #65 out of 100 (first year that PCL has made the top 100) as per the January 2006 issue of Fortune Magazine.

•	50 Best Employers in Canada – 2005: Ranked #10 out of 50 (sixth year in a row, since the inaugural year of 2000, that PCL has made the top 50) as per the January 2005 issue of Report on Business magazine, a supplement to The Globe and Mail.

Competition and Backlog

PCL has achieved a strong position in the construction industry in Canada and the U.S. Competition from others on large projects is somewhat limited to the larger contractors due to financial requirements for bonding; however, on smaller or routine work, a large number of companies typically compete for the contract award. A portion of PCL’s business is dependent upon domestic governmental spending policy. Other portions depend on demand and funds available for plant expansion and other capital improvements by private companies.

As of October 31, the backlog of incomplete construction work under contract was as follows:

	Total Incomplete at October 31 (Millions of Dollars)
	2005	2004	2003
Backlog of Work to be Completed	$4,900	$3,592	$2,624

Breakdown By Segment
Buildings – Canada	$2,441	$1,859	$1,600
Buildings – U.S.	1,062	630	576
Heavy Industrial – Canada	343	300	143
Heavy Civil	591	242	295
Other	463	561	10

Total	$4,900	$3,592	$2,624

	Total Incomplete at October 31 (Millions of Dollars)
	2005	2004	2003
Breakdown By Country
Total Canada	$2,785	$2,159	$1,742
Total U.S.	1,715	897	882
Total Bahamas	400	536	—

Total	$4,900	$3,592	$2,624

The total value of work awarded to the Company over the last five fiscal years is as follows:

	Total Value Of Work Awarded (Millions of Dollars)
	2005	2004	2003	2002*	2001
Competitively Bid	$2,577	$1,743	$1,397	$712	$737
Negotiated	1,946	1,219	1,327	1,528	1,242
Construction Management	751	1,179	420	669	381

Total Value of Work Awarded	$5,274	$4,141	$3,144	$2,909	$2,360

*	Note: Amounts have been restated to remove projects awarded but cancelled in the subsequent year.

Material Effects of Government Regulation

Other than in critical areas such as safety and the environment, the construction industry as a whole is not highly susceptible to the impacts of government regulation, compared to certain other industries such as energy, mining, and forestry.

PCL complies with the laws and regulations of the jurisdictions in which it conducts its operations, competing on a level playing field with the competition. Also, in relation to the total number of salaried staff in the Company, and the size of the equipment fleet, there are relatively few cross-border transfers of staff or equipment that would be subject to government regulation or controls.

In general, PCL is not materially affected by government regulation.

C. Organizational Structure

PCL Employees Holdings Ltd. is an investment holding company owning 100% of the issued shares of PCL Construction Holdings Ltd. which in turn directly or indirectly owns 100% of the issued shares of its subsidiaries (with the exception of GHI Holdings, Inc. in which PCL Construction Holdings Ltd. indirectly owns 95% and Nishi-Khon/PCL Constructors Limited in which PCL Construction Holdings Ltd. indirectly owns 49%). 100% of the issued shares of PCL Constructors Bahamas Ltd. are held in trust for PCL Construction Holdings Ltd. and PCL Constructors Inc. PCL Construction Holdings Ltd. indirectly owns 100% of the issued shares of PCL Constructors Inc. Below is a listing of the Company’s significant subsidiaries.

Subsidiary Name	Jurisdiction of Incorporation	Percentage of Common Share Ownership
PCL Construction Group Inc.	Alberta, Canada	100%
PCL Construction Holdings Ltd.	Alberta, Canada	100%
PCL Construction Management Inc.	Alberta, Canada	100%
PCL Construction Resources Inc.	Alberta, Canada	100%
PCL Constructors Bahamas Ltd.	Nassau, Bahamas	100%
PCL Constructors Canada Inc.	Alberta, Canada	100%
PCL Constructors Inc.	Alberta, Canada	100%
PCL Constructors Northern Inc.	Alberta, Canada	100%
PCL Constructors Westcoast Inc.	Alberta, Canada	100%
PCL Industrial Constructors Inc.	Alberta, Canada	100%
PCL Industrial Management Inc.	Alberta, Canada	100%
PCL Intracon Power Inc.	Alberta, Canada	100%
Grand Sierra Construction Inc.	Alberta, Canada	100%
Grand Sierra Equipment Ltd.	Alberta, Canada	100%
Melloy Industrial Services Inc.	Alberta, Canada	100%
Monad Industrial Constructors Inc.	Alberta, Canada	100%
PFC Holdings Inc.	British Virgin Islands	100%
4102410 Canada Inc.	Northwest Territories, Canada	100%
GHI Holdings, Inc.	Colorado, U.S.A.	95%
PCL Construction Enterprises, Inc.	Colorado, U.S.A.	95%
PCL Civil Constructors, Inc.	Colorado, U.S.A.	95%
PCL Construction Resources (U.S.A.) Inc.	Colorado, U.S.A.	95%
PCL Construction Services, Inc.	Colorado, U.S.A.	95%
PCL Industrial Construction, Inc.	Colorado, U.S.A.	95%
PCL Industrial Services, Inc.	Colorado, U.S.A.	95%
Teton Industrial Construction, Inc.	Colorado, U.S.A.	95%
PCL Construction New Mexico, Inc.	New Mexico, U.S.A.	95%
PCL Construction, Inc.	Colorado, U.S.A.	95%

D. Property, Plant and Equipment

The Company has 37 permanent facilities located throughout Canada and the United States, 19 of which are owned facilities and 18 of which are leased facilities. The Company also leases several short term, project duration facilities. Since construction projects are inherently temporary and location-specific, the Company owns approximately 494 portable offices, shops, and transport trailers.

The Company also has a large construction equipment fleet, including approximately 570 trucks and pickups and 75 tower and mobile cranes.

As at the end of fiscal 2005, the book value of the Company’s property, plant and equipment were as follows:

Book Value

(in thousands of dollars)

2005
Land & Buildings	$35,555
Construction Equipment	40,468
Vehicles	8,621
Computers	5,336
Office Equipment	1,189
Buildings Under Construction	10,172

$101,341

Edmonton and Area Land and Buildings

PCL Business Park, Edmonton, Alberta

The PCL Business Park consists of a 10.74 acre business park in south central Edmonton totaling 157,136 s.f. in office and warehouse space, utilized as follows:

•	PCL’s Corporate Office (33,148 s.f – office)

•	Edmonton District Office (17,965 s.f. – office)

•	Heavy Industrial Main Office (25,004 s.f. – office)

•	PCL Resources’ Office (10,960 s.f. – office; 3,032 s.f. – warehouse)

•	Intracon Office (1,200 s.f. – office; 2,239 s.f. – warehouse)

•	PCL File Storage Building (7,316 s.f. – warehouse)

•	Space leased to third parties (14,073 s.f. – office; 42,199 s.f. – warehouse)

PCL Industrial Fabrication Facility and Module Assembly Yard, Nisku, Alberta

Located approximately 24 kilometres (15 miles) south of Edmonton, the combined facility consists of 19,080 s.f. of office space, a 125,240 s.f. state-of-the-art piping fabrication facility located on 13.32 acres, plus a nearby additional 31.26 acres for the assembly of large industrial piping and equipment modules.

Other Canadian Land and Buildings

•	Resources Yard and Repair Facility; Nisku, Alberta (6,240 s.f. – office; 15,240 s.f. – shop; 8,000 s.f. – warehouse; 12.86 acres – yard)

•	Regina District Office; Regina, Saskatchewan (10,900 s.f. – office; 4,805 s.f. – shop; 3,200 s.f. – warehouse; 2.17 acres – yard)

•	Grand Sierra Construction Equipment Storage and Maintenance Yard; Port Kells Yard, B.C. (6,240 s.f. – office; 23,240 s.f. – shop; 7,500 s.f. – warehouse; 4.28 acres – yard)

•	Calgary District Office; Calgary, Alberta (25,616 s.f. – office; 9,200 s.f. – leased to a third party)

•	Calgary Yard and Shop; Calgary, Alberta (1,800 s.f. – office; 6,085 s.f. – shops; 6.11 acres – yard)

•	Winnipeg District Office; Winnipeg, Manitoba (8,866 s.f. – office; 5.32 acres – yard)

•	Ottawa Office; Nepean, Ontario (leased to a third party but will be occupied by PCL in March, 2006) (22,969 s.f. – office; 700 s.f. – warehouse)

•	Melloy Industrial; (7,208 s.f. – office; 14,252 s.f. – warehouse; 5.02 acres – yard)

U.S. Land and Buildings

•	Minneapolis District Office; Burnsville, Minnesota (19,902 s.f. – office; 2,100 s.f. – warehouse; 5,098 s.f. – leased to a third party)

•	Teton Industrial District Office; Alpharetta, Georgia (13,641 s.f. – office; 5,705 s.f. – warehouse)

•	PCL Industrial Services District Office and Warehouse; Bakersfield, California (5,500 s.f. – office; 9.24 acres – yard)

•	Denver District Yard situated on leased land; Denver, Colorado (1,200 s.f. – office; 1,800 s.f – warehouse; 4 acres – yard)

•	Bakersfield Tank; (46,139 s.f. – office/warehouse; 12.13 acres – yard)

None of the listed properties are mortgaged.

In addition to the owned properties listed above, the Company also leases space for district and operations offices and yards in the following locations:

•	Vancouver, B.C. (24,500 s.f. – office);

•	Surrey, B.C. (7,504 s.f. – office; 6,248 s.f. – warehouse; 4.4 acres – yard)

•	Kelowna, B.C. (7,040 s.f. – office);

•	Saskatoon, Saskatchewan (1,452 s.f. – office; 3,098 s.f. – shop; .37 acres – yard)

•	Edmonton, Alberta (12,296 s.f. – office; 23,408 s.f. – warehouse);

•	Yellowknife, N.W.T. (1,526 s.f. – office; .46 acres – yard)

•	Toronto, Ontario (26,200 s.f. – office; 2 acres – yard);

•	Ottawa, Ontario ( 15,761 s.f. – office; 1.35 acres – yard);

•	Halifax, Nova Scotia (7,497 s.f. – office);

•	Minneapolis, Minnesota (6,690 s.f. – warehouse);

•	Denver, Colorado (23,724 s.f. – office);

•	Phoenix, Arizona (8,000 s.f. – office; 2 acres – yard);

•	Tampa, Florida (13,097 s.f. – office; 11 acres – yard);

•	Orlando, Florida (13,693 s.f. – office; 1 acres – yard);

•	Seattle, Washington (15,000 s.f. – office; 1.25 acres – yard);

•	Los Angeles, California (14,643 s.f. – office; 1.75 acres – yard);

•	San Diego, California (9,442 s.f. – office); and

•	Honolulu, Hawaii (2,699 s.f. – office).

The Company does not have any significant unutilized space in any of its leased or owned premises.

The Company is not aware of any material environmental issues which may affect the utilization of these assets.

The Company is in the process of building a Centennial Learning Centre, a mixed use facility incorporating offices, boardrooms and training rooms, at the PCL Business Park. See “Item 5 – Contractual Obligations” for more information.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements which are included elsewhere in this Annual Report on Form 20-F. Our consolidated financial statements have been prepared in accordance with the provisions of Canadian generally accepted accounting principles, which differ in certain respects from generally accepted accounting principles in the United States. See Note 27 to our consolidated financial statements for a description of the principal differences between Canadian GAAP and U.S. GAAP as they relate to PCL.

Overview

The Company operates in the construction industry and performs construction services in Canada, the United States and the Bahamas for a wide variety of public and private clients. The Company’s operations are categorized into four industry segments: Buildings – Canada, Buildings – U.S., Heavy Industrial - Canada, and Heavy Civil. The Buildings segments performs construction services for commercial and institutional buildings, including construction of shopping centers, educational facilities, airports, light civil structures, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, senior’s facilities, and office buildings. The Heavy Industrial segment performs construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, offshore oil production superstructures, forestry projects and power plants. The Heavy Civil segment performs construction services for roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation.

The construction industry is competitive in nature, which often results in lower gross profit on work done than in many other industries. Therefore, in order to maximize returns, management’s central focus is on cost containment. The ability to control costs allows the Company to bid work more competitively and also to complete the work more profitably. Since shareholder returns are directly tied to the earnings of the Company, the success of the Company is dependent on the ability to perform projects profitably. The Company views both gross profit as a percentage of revenue and indirect and administrative expenses as a percentage of revenue as key performance indicators.

A. Operating Results

Below is a brief summary of the Company’s financial operations for the last two fiscal years ending October 31. For more detailed information, please see the consolidated financial statements attached to this document.

	2005	2004 Restated (2)	2003 Restated (2)
	(All in thousands of dollars)
Contract revenues	$3,295,489	$3,052,627	$2,625,186
Contract costs	$2,984,185	$2,799,070	$2,407,947
Gross profit on contracts	$311,304	$253,557	$217,239
Indirect and administrative expenses – Canadian GAAP	$206,172	$177,218	$157,675
Indirect and administrative expenses – U.S. GAAP	$208,081	$178,382	$158,839
Gain on disposal of property, plant and equipment	$2,993	$2,812	$2,808
Operating profit – Canadian GAAP	$108,125	$79,151	$62,372
Operating profit – U.S. GAAP	$106,216	$77,987	$61,208
Other income(1)	$17,525	$8,885	$18,387
Earnings before income taxes – Canadian GAAP	$125,650	$88,036	$80,759
Earnings before income taxes – U.S. GAAP	$123,741	$86,872	$79,595
Income taxes – Canadian GAAP	$45,846	$32,268	$25,473
Income taxes – U.S. GAAP	$45,439	$31,882	$25,021
Net earnings – Canadian GAAP	$79,804	$55,768	$55,286
Net earnings – U.S. GAAP	$77,200	$54,990	$54,574

Notes:

(1)	Sources of revenue for the “other” category are derived mainly from investing activity and foreign exchange gains on U.S. dollar- denominated bank loans.

(2)	See “Item 4: Information on the Company – Business Overview” for description of restatement.

	Reportable Segments
	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada	Heavy Civil	Other	Total	Consolidating Eliminations	Consolidated Total
	(Millions of Dollars)
2005
Contract revenues	$1,555	$861	$448	$335	$96	$3,295	$—	$3,295
Contract costs	(1,440)	(815)	(385)	(301)	(83)	(3,024)	40	(2,984)

Gross profit	115	46	63	34	13	271	40	311
Indirect and administrative expenses and gain on disposal of PP & E	(36)	(28)	(17)	(8)	(7)	(96)	(107)	(203)

Operating profit	$79	$18	$46	$26	$6	$175	$(67)	$108

Total Assets	$585	$266	$203	$141	$49	$1,244	$240	$1,484

2004								Restated (1)
Contract revenues	$1,523	$874	$360	$212	$84	$3,053	$—	$3,053
Contract costs	(1,436)	(823)	(311)	(187)	(68)	(2,825)	26	(2,799)

Gross profit	87	51	49	25	16	228	26	254
Indirect and administrative expenses and gain on disposal of PP & E	(32)	(28)	(15)	(9)	(7)	(91)	(84)	(175)

Operating profit	$55	$23	$34	$16	$9	$137	$(58)	$79

Total Assets	$549	$209	$170	$98	$30	$1,056	$206	$1,262

2003								Restated (1)
Contract revenues	$1,219	$853	$257	$277	$19	$2,625	$—	$2,625
Contract costs	(1,144)	(810)	(227)	(251)	(16)	(2,448)	40	(2,408)

Gross profit	75	43	30	26	3	177	40	217
Indirect and administrative expenses and gain on disposal of PP & E	(30)	(31)	(13)	(9)	(3)	(86)	(69)	(155)

Operating profit	$45	$12	$17	$17	$—	$91	$(29)	$62

Total Assets	$468	$194	$109	$118	$8	$897	$234	$1,131

Note:

(1)	See “Item 4: Information on the Company – Business Overview” for description of restatement.

Information concerning principal geographic areas is as follows:

	Contract Revenues (Millions of Dollars)
	2005	2004	2003
Canada	$2,003	$1,884	$1,477
United States	1,292	1,169	1,148
Bahamas	—	—	—

Total	$3,295	$3,053	$2,625

	Long-lived Assets (Millions of Dollars)
	2005	2004	2003
Canada	$72	$59	$44
United States	34	40	39

Total	$106	$99	$83

Long-lived assets consist of property, plant and equipment and intangible assets.

Results of Operations: Consolidated

Contract revenues

Contract revenues in 2005 and 2004 increased over the prior year by $243 million (8.0%) and $427 million (16.3%) respectively. These increases were due to record new work securement in each of years 2005, 2004 and 2003. Contract revenues in each of 2004 and 2003 were negatively impacted by the strengthening Canadian dollar against the U.S. dollar. The Canadian dollar improved against the U.S. dollar by approximately 9% in each of those years. As well, after hitting a high of 53% in 2002, revenue attributable to the Company’s operations in the United States has decreased $230 million from 2002, primarily as a result of a cancellation of a large power plant project in the United States which accounted for $348 million of contract revenue in 2002. This large industrial revenue has not been replaced in the U.S.

Contract Costs and Gross Profit

The Company only includes construction claims in revenue when awarded or received. As such, contract costs and gross profits can fluctuate from year to year depending on the timing of the award or receipt of outstanding construction claims.

Gross profits have increased $57.7 million (22.8%) in 2005 and $36.3 million (16.7%) in 2004. The gross profit as a percentage of contract revenues increased to 9.4% in 2005 from 8.3% in each of 2004 and 2003. This increase was due primarily to a strengthening of the construction markets in the Buildings – Canada and Heavy Industrial – Canada segments and the increase in the proportion of design/build work in Buildings – Canada as discussed below.

Indirect and Administrative Expenses

Indirect and administrative expenses fluctuate with the timing of new work. Salaried project personnel are charged to projects to which they are assigned. Upon project completion if salaried project personnel are not immediately assigned to another project they are charged to indirect and administrative expenses.

Indirect and administrative expenses increased $29.0 million in 2005. Firstly, this increase was due to an increase in the amount of bonuses paid to employees ($15.4 million) as a result of increased Company profits. Secondly, there was an increase in general corporate administrative expense ($3.9 million) as the Company’s significant growth in new work has necessitated an increase in the number of corporate staff to support this increased activity. Thirdly, segment indirect and administrative expenses increased $4.9 million due to the increase in contract revenues. Indirect and administrative expenses in 2004 increased $19.5 million. Firstly, this increase was due primarily to an increase in the amount of bonuses paid to employees ($10.2 million) as a result of increased Company profits. Secondly, the Company purchased the assets and operations of Teton Industrial Group, Inc. ($6.0 million) in late fiscal 2003 and Melloy & Associates Ltd. ($2.9 million) in early fiscal 2004.

Other Income

Other income consists of interest income earned on cash and cash equivalents and short-term deposits, foreign exchange gains, gains or losses on marketable securities and equity in earnings of limited liability companies and limited partnerships. Interest income increased in 2005 by $1.2 million due to an increase in investments of $141 million and increases in both the Canadian and United States prime rates. Interest income in 2004 and 2003 were comparable. Foreign exchange gain on the Company’s U.S. dollar denominated debt has changed over the past three years in direct relation to the improvement of the Canadian dollar against the United States dollar. In 2003 and 2004 the Company wrote-down to market value and sold poorly performing marketable securities realizing a loss of $5.7 million and $7.2 million respectively. In 2005 the Company recognized a gain of $1.9 million on the sale of marketable securities. In 2005 the Company recognized $2.8 million from equity in earnings of limited liability companies and limited partnerships.

Income Taxes

The effective income tax rates for fiscal 2005, 2004 and 2003 remained relatively stable at 36%, 37% and 38% respectively. The effective rate differs from the combined Federal and Provincial or State statutory income tax rate of 35% primarily as a result of temporary differences and changes in estimates and non-taxable capital gains.

Results of Operations: Buildings – Canada

Contract revenues

Contract revenues have remained constant at approximately $1.5 billion in each of 2005 and 2004. Contract revenues increased in 2004 by $305 million (25%) over 2003 contract revenues of $1.2 billion. This growth is due primarily to strong markets in Western Canada.

Contract Costs and Gross Profit

Gross profit for this segment has increased in each of the last two years up $28.4 million in 2005 and $11.7 million in 2004 due primarily to an overall strengthening of this market and a larger proportion of design/build construction projects which is resulting in gross profit increases. As disclosed in “Item 4B – Information on the Company – Business Overview” design/build projects normally earn higher fees commensurate with the additional risk being taken. Gross profit for the Buildings – Canada segment has averaged 6.4% of contract revenues over the past three years. Gross profit as a percentage of contract revenues was 0.8% higher in 2005 and 0.7% lower in 2004 than the three year average. This difference was primarily due to the increase in project gross profits as discussed above and to the 2005 settlement of several outstanding construction claims and insurance settlements for which costs totaling approximately $6.4 million were incurred in 2004.

Indirect and Administrative Expenses

Indirect and administrative expenses for each fiscal year from 2003 to 2005 were comparable and within expectations as a percentage of contract revenues. Indirect and administrative expenses over the three years averaged 2.3% of contract revenues. 2004 indirect and administrative expenses were slightly below this average as the segment wasn’t able get their infrastructure in place to handle the significant contract revenues growth until late 2004/early 2005.

Results of Operations: Buildings – U.S.

Contract revenues

Contract revenues have remained very consistent over the three fiscal periods at approximately $0.9 billion. Contract revenues have remained constant despite a strengthening of the Canadian dollar against the U.S. dollar of 8%, 9%, and 9% in each of fiscal 2005, 2004, and 2003 respectively. Contract revenues in U.S. dollars have increased primarily due to strong markets along the Western Coast of the United States and Hawaii.

Contract Costs and Gross Profit

Gross profit percentage over the last three years has averaged 5.4%. The actual gross profit as a percentage of contract revenues for each of these three years has been relatively consistent with the three year average. Contract revenues have remained constant over the past three years and accordingly so have gross profits.

Indirect and Administrative Expenses

Indirect and administrative expenses as a percentage of contract revenues have remained constant at 3.2% for fiscal 2005 and 2004. The indirect and administrative expenses 2003 percentage was slightly higher at 3.6%. This was primarily due to the fact that contract revenues in 2003 dropped $56 million from 2002 and project personnel on completed projects had not yet been assigned to new projects.

Results of Operations: Heavy Industrial – Canada

Contract revenues

Contract revenues in the Heavy Industrial – Canada segment in 2005 and 2004 were up $88 million (24.6%) and $102 million (39.8%) respectively. These increases were due primarily to acquisitions and significant oil sands projects in Fort McMurray and Cold Lake, Alberta.

Contract Costs and Gross Profit

Gross profit in the Heavy Industrial – Canada segment was up $13.3 million in 2005 and $18.8 million in 2004 due primarily to increases in contract revenue discussed above. The average gross profit percentage over the years 2005 and 2004 was 13.8%. The actual gross profit percentage over those same years is comparable to this average. Gross profit in 2003 was slightly lower due primarily to a market strengthening in this segment in 2004 and 2005 with most organizations at or near capacity.

Indirect and Administrative Expenses

Indirect and administrative expenses in 2005 increased $1.7 million over 2004 due primarily to general inflation of goods and services and the contract revenues growth of 24.6%. Indirect and administrative expenses increased $1.4 million in 2004 from 2003 due primarily to the acquisition of the assets and operations of Melloy and Associates Ltd. ($2.9 million) in early fiscal 2004.

Results of Operations: Heavy Civil

Contract revenues

Contract revenues in the Heavy Civil segment rebounded in 2005 up $124 million or 58.3% after falling in 2004 by $65 million or 23.5%. Contract revenues in 2005 were supported by a strong water and waste water treatment plant market in the Southwest U.S. and the resumption of a large expressway project in Florida which was halted early in 2004 due to a design error. The Company was awarded a project change order for remediation and completion of this project in fiscal 2005.

Contract Costs and Gross Profit

Gross profit in the Heavy Civil segment in 2005 increased $9.3 million due primarily to the increase in contract revenues discussed above. Gross profit in 2004 decreased only $0.7 million or 2.5% despite a decrease of 23.7% in contract revenues due to an improvement in gross profits as a percentage of revenue from 9.9% in 2003 to 12.2% in 2004. The 2003 gross profit percentage was lower than the normal expected for this segment due primarily to the completion of several large successful projects in 2002 and the mix of contracts undertaken in 2003.

Indirect and Administrative Expenses

Indirect and administrative expenses have remained relatively constant over the fiscal years 2003 to 2005 averaging $8.6 million per year. Indirect and administrative expenses as a percentage of contract revenues were unusually high in 2004 at 4.1% due primarily to the deficiency of revenues on the expressway project for which progress was halted in 2004.

B. Liquidity and Capital Resources

Below is a brief summary of the Company’s financial position for the last two fiscal years ending October 31. For more detailed information, please see the consolidated financial statements attached to this document.

	2005	2004 Restated (2)
(All in thousands of dollars except shares outstanding)
Working capital	$186,805	$159,273
Long term debt – Canadian GAAP	$19	$19,600
Long term debt – U.S. GAAP	$1,060	$20,818
Shareholders’ Equity – Canadian GAAP	$359,793	$297,299
Redeemable Common Stock – U.S. GAAP	$354,123	$294,817
Shares Outstanding as at Oct. 31(1)	15,577,612	14,112,701

Notes:

(1)	This represents the total of all Class 1, 2, 3 and 4 common shares of the Company.

(2)	See “Item 4: Information on the Company – Business Overview” for description of restatement.

Financial Condition

As at October 31, 2005, the Company held $491 million in cash and cash equivalents an increase of $174 million. This increase is due to a decrease in short-term deposits ($32.6 million) and the net change in operating accounts of $124 million. The change in operating accounts was due in part to the collection of a $18 million receivable in early fiscal 2005 which was recorded in late fiscal 2004 as a result of the successful resolution of an outstanding claim. Cash and cash equivalents in 2004 were $317 million, which was down $35 million from $352 million as at October 31, 2003. The decrease was due primarily to an increase in investments with maturities greater that 90 days which are classified as short-term deposits. During 2004, the Company generated only $31 million of cash flow provided by operating activities compared to $87 million for the year ended October 31, 2003. The decrease in 2004 occurred as the Company obtained contracts with significantly more direct labor than it had in the past two years. As well, the large receivable recorded in late fiscal 2004 and discussed above had an impact on 2004 cash flow provided by operating activities.

Included in cash and cash equivalents is $112 million (2004 – $115 million; 2003 – $99 million) pledged in favor of a bank for the Company’s US dollar denominated bank loans. These bank loans (2005 – $106 million; 2004 – $110 million) are used exclusively to minimize changes in the value of the United States operations as a result of currency exchange fluctuations, are renewed every 30 to 365 days and are covered by credit facilities with maturity dates of November 2005 and October 2006. Interest on these loans is designed to vary with the bank’s United States’ prime rate plus 0.50% or the London Interbank Offering Rate plus 0.33% at the Company’s option. During 2004, the Company increased its borrowings under these credit facilities by $15 million to reflect the increase in net assets of the operations in the United States. There was no change in the Company’s borrowings under these credit facilities in 2005 or 2003.

In 2005, the remaining $0.4 million (2004 - $1.0 million) of debt of the Company relates to outstanding principal payments on operating bank loans used to finance the purchase of equipment in 2004. In 2004, $19.2 million of debt related to the Company’s proportionate share of debt on two property developments in the U.S.

One property development relates to a US$38 million condominium building with 113 residential units and 9,634 square feet of retail space in San Diego, California. There are three operating loans associated with this property development. The material terms of these operating loans are as follows:

•	PCL’s proportionate share of the first operating loan is US$nil (2004 – US$8,130) including accrued interest of US$nil (2004 – US$1,513), due March 2006, with interest at 20%, and secured by: a deed of trust, a fixture of filing, a security agreement, an assignment of plans, specifications and significant contracts, and an assignment of leases and rents of the joint venture developing this property;

•	PCL’s proportionate share of the second operating loan is US$nil (2004 – US$4,069) including accrued interest of US$nil (2004 – US$202), due February 2006, with interest at the lower of the U.S. bank’s prime rate plus 0.50% or the London Interbank Offering Rate plus 3%, but not less than 4.75%, and secured by: a construction deed of trust, an assignment of rents, a security agreement and a fixture filing of the joint venture developing this property;

•	PCL’s proportionate share of the third operating bank loan is US$nil (2004 – US$nil) including accrued interest of US$nil (2004 – US$nil), due December 2003, with interest at the greater of the U.S. bank’s prime rate plus 1.25% or 6%, and unsecured.

The second property development is a US$30 million renovation of an historic hotel in Savannah, Georgia. There is one operating loan associated with this property development. The material terms of this operating loan are as follows:

•	PCL’s proportionate share of this operating loan is US$nil (2004 – US$3,524), due no later than July 2010, with interest at 5.75%, and secured by the PCL’s investment in the joint venture that is developing this property.

In 2005 the Company disposed of its first property development and accordingly extinguished all related debt. In 2005, the Company reclassified its investment in the second property utilizing the equity method of accounting upon the adoption CICA Accounting Guideline No. 15 “Consolidation of Variable Interest Entities”. The increase in debt in 2004 over 2003 is due solely to the increased activity for these two property developments.

Marketable securities held by the Company increased by $3 million to $42 million. This increase was attributable to realized gains during the year. Marketable securities decreased from $45 million in 2003 to $39 million in 2004. This was due to the disposal or write-down of a significant portion of mutual fund investments in a loss position.

Accounts receivable have increased to $726 million in 2005 from $652 million in 2004 and from $541 million in 2003. Accounts receivable increased $74 million in 2005 or 11% which is comparable to the increase in contract revenues of 8%. The 2004 increase of $111 million is due to the increase in contract revenues as well as the successful resolution of an outstanding claim in the U.S. which resulted in $18 million of additional accounts receivable in fiscal 2004. After adjustment for the claim receivable, accounts receivables increased by 17% in 2004 compared to an increase in contract revenues of 16% over the same period. Accounts receivable as a percentage of revenue have remained constant at approximately 22% over the three years.

Cash flow used by investing activities, net of short-term deposits activities, was $29 million, $32 million and $33 million in 2005, 2004 and 2003 respectively. The increase in investing activities over this three year period is due to the Company’s expansion plan to acquire companies and business operations that will prepare it to meet future demands and take advantage of future opportunities in the marketplace. The growth in property, plant and equipment also reflects this strategy.

Cash flow of $37 million was used for financing activities in 2005. The Company used $20 million of cash flows to repay the operating bank loans discussed above. Cash flow of $17 million was provided by financing activities in 2004. In 2003 cash of $22 million was used for financing activities. The inflow of cash in 2004 is due to additional funds acquired through the Company’s US dollar denominated bank loans and the increased borrowings on two property developments both as discussed above.

Dividends of $43 million, $37 million and $41 million were paid in the years 2005, 2004 and 2003 respectively. Dividends of $76 million were declared in January 2006. These amounts are determined by the Board of Directors and are paid in February of each year.

Liquidity

The Company has access to lines of credit in the amount of $121 million, in addition to the U.S. dollar denominated bank loans See “Financial Condition” section above. At October 31, 2005 the Company has utilized $59 million (2004 – $21 million) of these lines of credit, all in the form of letters of credit. In 2004, the Company had a limited amount of long-term debt which, as noted above, was its proportionate share of debt on two property developments. In 2005, this debt has been eliminated as discussed above. Working capital as at October 31, 2005 is $187 million which represents an increase of $28 million over 2004’s working capital of $159 million. 2004 working capital was $45 million greater than the October 31, 2003 working capital of $114 million. These increases are due primarily to the increase in trade receivables without a corresponding increase in trade payables.

Issuance of share capital provides a significant source of cash for the Company. Shares are normally offered to eligible salaried employees in March or April of each year. The Company repurchased all shares of employees terminated in the year and while there is no obligation to do so, generally repurchases shares of active employees at the employee’s request. Cash proceeds from issuance of share capital less repurchases was $29 million, $24 million and $28 million in the years 2005, 2004 and 2003 respectively.

The Company has no material binding purchase commitments and requires cash only to meet its needs in the normal course of business. The Company believes that its current financial condition combined with funds generated from operations will be sufficient to finance cash requirements in the foreseeable future.

C. Research and Development, Patents and Licenses

PCL generally is not involved in the development or use of ideas tied to patents or licensing agreements. While we continually strive to improve productivity and to reduce costs by developing new techniques or new applications for existing practices, such innovations usually are not patentable, having been in the “public domain” and thus are not the property of PCL. Furthermore, PCL believes that obtaining, commercializing and enforcing a patent with respect to a construction process would be prohibitively time consuming and expensive.

From time to time the Company may work with a developer using its unique patents, but as a general matter, the Company will not assume contract risks tied to process performance. Alternatively, any process risks assumed must be clearly defined and quantified, and either an appropriate contingency will be established or insurance will be purchased to address such risks.

D. Trends and Uncertainties

Management believes that the Company is well positioned for the foreseeable future. In 2005, the Company experienced record new work attainment of $5.3 billion (2004 -$4.1 billion), and at the end of 2005, the Company had a record backlog (which is anticipated revenue from uncompleted contracts) of $4.9 billion (2004 - $3.6 billion). These achievements provided a strong starting point for 2005 and beyond.

The Company continues to benefit from large bonding capacity enabling it to bid on work not accessible to many other smaller construction firms. This will continue to be a strong driver in the Company’s growth and its ability to compete. Bonding of contractor performance and payment obligations is a standard practice with construction owners and their lenders, who are contracting on a fixed price basis, to ensure that there is sufficient capital available for the contractor to fulfill its obligations. PCL’s backlog of work varies significantly depending on the economic cycles and the mix of fixed price contracts versus reimbursable contracts PCL obtains. Our equity, working capital and operating track record have enabled us to secure bonding capacity to operate with a total backlog of work exceeding $6 billion.

The Company continues to see a trend towards Public Private Partnerships (defined by The Canadian Council for Public-Private Partnerships as “A cooperative venture between the public and private sectors, built on the expertise of each partner, that best meets clearly defined public needs through the appropriate allocation of resources, risks and rewards”) in Canada, where PCL has participated as a design build contractor, and has been successful in this burgeoning market already securing three jobs worth approximately $800 million.

Diversity in both geographic location and construction markets continues to be essential in the global economy. Cyclical demand for construction services are typical of the industry and operations can also be adversely affected by shortages of labor and supplies, adverse weather conditions, government spending constraints and the Company’s ability to obtain bonding. In 2004, the Company experienced the effects of adverse weather conditions firsthand as several hurricanes struck Florida. This impacted several projects resulting in delays in scheduling and increased costs.

Since 2002, the Company has embarked on a strategic expansion plan to achieve two main objectives. First, the Company foresees growing demand for its services in several specific regions and industries across North America. Second, the Company continues to seek to diversify its operations geographically to limit its exposure to regional economic business risks. The following is a brief description of the significant steps taken in furtherance of this plan.

U.S. Acquisitions. The purchase of the construction assets and operations of Fisher-Klosterman, Inc. (Bakersfield, California) and Teton Industrial Group, Inc. (Alpharetta, Georgia) have allowed the Company to expand its industrial construction services to the United States. The acquisition of the construction assets and operations of Teton Industrial Group, Inc. in particular provides access to work in several states in the United States not previously available to the Company.

Canadian Acquisitions. The purchase of the shares of Grand Sierra Equipment Ltd. (Surrey, British Columbia) and the construction assets and operations of Grand Sierra Construction Ltd. (Surrey, British Columbia) is in preparation for the strong demand for construction services that was foreseen for British Columbia in the next several years.

The purchase of the construction assets and operations of Melloy & Associates Ltd. (Edmonton, Alberta) and Intracon Power Ltd. (Edmonton, Alberta) allows the Company to be well positioned for the continuing growth in Alberta’s demand for servicing to the oilfield industry. This vertical integration strategy will allow the Company to bundle industrial construction services for this industry.

New Offices. Finally, the past three years have seen new district offices opened in Halifax, Nova Scotia and San Diego, California and an operations office in Nassau, Bahamas. Each new office provides geographic diversification and allows the Company to meet growing demand in these areas.

The Company believes that these recent expansions combined with its mature operations have positioned it well to mitigate the risk associated with the trends and uncertainties in the marketplace.

E. Off-Balance Sheet Arrangements

For the Company’s joint venture activity it is contingently liable at October 31, 2005 for $47 million (2004—$62 million; 2003—$20 million) for the other joint venture participants’ share of liabilities, net of security by way of letters of credit and cross-company guarantees, should the other joint venture participants not be able to satisfy them.

Management believes that the contingent joint venture liabilities will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

F. Contractual Obligations

	Payment due by period (in thousands of dollars)
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating bank loans	$433	$414	$19	$—	$—
Interest commitments on operating bank loans(2)	$22	$22	$—	$—	$—
Bank loans	$106,356	$106,356	$—	$—	$—
Interest commitments on bank loans(3)	$5,206	$5,206	$—	$—	$—
Operating Lease Obligations	$16,054	$4,333	$6,955	$4,766	$—
Employer contributions to defined benefit pension plan(4)	$596	$596	$—	$—	$—
Purchase commitments(5)	$18,908	$18,908	$—	$—	$—
Total	$147,575	$135,835	$6,974	$4,766	$—

Notes:

(1)	The table above does not include contracts with subcontractors and suppliers because, in the event of termination of the prime contract for convenience by the owner, the Company generally has the right to cancel its subcontracts and purchase orders in relation to that prime contract by paying costs or damages of the subcontractor or supplier resulting directly from the termination of the subcontract or purchase order or by paying such amounts as the Company recovers from the owner.

(2)	Interest rates on all operating bank loans are fixed.

(3)	Interest rates on the bank loans vary with the bank’s U.S. prime rate plus 0.50% or the London Interbank Offering Rate (LIBOR) plus 0.33% at the Company’s option. The Company has chosen the LIBOR rate plus 0.33% on all bank loans. The Company has assumed that the LIBOR rate will be at an average of 5.20% over the remaining terms of the loans, and has prepared its estimate of interest commitments for these loans on this basis.

(4)	The Company’s best estimate of contributions to be paid to the defined benefit pension plan during the year ending October 31, 2006 is $596. The Company is unable to estimate what its contributions will be under the plan in years subsequent to October 31, 2006, and therefore has not included any contributions related to the plan for these years in the table above.

(5)	The Company has an outstanding purchase commitment for 41.85 acres of undeveloped land in Nisku, Alberta totaling $4,600 of which a deposit of $400 was in place as at October 31, 2005. The Company plans to expand its module yard in Nisku, Alberta onto this undeveloped land in either 2006 or 2007. The Company is also in the process of building the following:

Building	Area	Budget	Incurred at October 31, 2005
Centennial Learning Centre, PCL Business Park, Edmonton, Alberta	23,756 s.f.	$13,500	$10,172
Building 4A, PCL Business Park, Edmonton, Alberta	30,000 s.f	$6,880	$—

Subsequent to October 31, 2005, the Company began building a new Winnipeg District Office (14,080 s.f.) in Winnipeg, Manitoba, with a budget of $2,513, and also began renovating the Ottawa District Office (22,969 s.f. office; 700 s.f. warehouse) in Ottawa, Ontario, with a total budget of $1,040.

The bank loans noted above represent U.S. dollar denominated bank loans used exclusively to minimize changes in the value of the United States operations as a result in currency exchange fluctuations and are renewed every 30 to

365 days. Short-term deposits are held by the Company which offset these loans and are hypothecated in favor of the bank.

G. Forward Looking Statements

The information in this Annual Report on Form 20-F, including this Item 5, may contain “forward-looking statements”. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that the Company plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•	the Company’s future financial condition or results of operations and future revenues and expenses;

•	the Company’s future gross profit and net profit margins;

•	the Company’s business strategy and other plans and objectives for future operations; and

•	fluctuations in the demand for the Company’s services.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, many of which are beyond the Company’s control. These risks include, but are not limited to, economic conditions, currency fluctuations, inflation, regulatory changes and the other risks described under “Information Regarding Forward Looking Statements” and “Item 3 – Risk Factors”.

Should one or more of the risks or uncertainties described above or elsewhere in this Annual Report on Form 20-F occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements included in this Annual Report on Form 20-F and attributable to the Company are qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that the Company or persons acting on its behalf might issue. The Company does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this Annual Report on Form 20-F with the Securities and Exchange Commission, except as required by law.

H. Critical Accounting Policies

Profit Recognition on Contracts

For financial reporting purposes, revenue on lump-sum contracts is recognized on the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total cost. Revenue on cost plus and unit price contracts is recognized as work is performed. Under this method, the costs incurred and the related revenue are included in the consolidated statement of operations and retained earnings as work progresses.

Contract costs include all direct material, labor, and equipment costs and those indirect costs related to contract performance such as indirect labor, supplies, and tool costs. General and administrative costs are charged to expense as incurred.

Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

On all contracts in process where current estimates indicate an ultimate loss, the full amount of the estimated loss is recognized. Construction claims by the Company are included in revenue when awarded or received. Insurance claims are recorded when it is determined that the claim is covered under an existing insurance policy and collection is reasonably assured.

Revisions to project forecasts are made on a periodic basis by individual project managers responsible for each project, using actual costs to date and forecasting software developed by the Company. In addition, representatives of senior management are involved in assessing project forecasts at least annually during the year-end district review process. In general, this combination of review procedures results in accurate forecasts of total project costs, which helps to ensure that any unforeseen project costs do not result in material impacts to forecast project profit.

However, it is at least reasonably possible that cost and profit forecasts will be revised in the near-term by amounts which may be material on an individual project basis.

It is the Company’s experience, however, in aggregate, the overall gross profit is not materially different than what is forecast.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors of PCL Employees Holdings Ltd.

The following table sets forth the names and biographical information concerning our directors.

Name, Age, Place of Residence and Biographical Information	Principal Occupation	Director Since

Joseph D. Thompson – 72

Edmonton, Alberta, Canada

Joined Poole Construction Limited (a predecessor to PCL) in 1967. During his 30+ years with PCL and its predecessor, he has progressively held positions such as chief engineer, district manager, regional manager, president and chief executive officer and chairman, before assuming his present position in 1997 as Chairman of the Board of PCL Employees Holdings Ltd., chairman of PCL Employees Holdings Ltd. - Human Resource, Compensation and Nominating Committee and a member of the PCL Employees Holdings Ltd. Audit Committee. Mr. Thompson also currently serves as board chair of The Babel Fish Corporation, a multilingual software solution company.

	Private Investor, Chairman of the Board PCL Employees Holdings Ltd., Chairman of the Board of PCL Construction Group Inc., and Chairman of the Board of The Babel Fish Corporation	1984

Name, Age, Place of Residence and Biographical Information	Principal Occupation	Director Since

Ross A. Grieve – 58

Edmonton, Alberta, Canada

Joined Poole Construction Limited (a predecessor to PCL) in 1969 in his hometown of Winnipeg, after completing a Bachelor of Science in Civil Engineering from the University of Manitoba. Since that time, he has worked in positions of increasing responsibility throughout the PCL family of companies before assuming his present position as president and chief executive officer in 1997 of PCL Employees Holdings Ltd. Mr. Grieve presently serves as a director of Melcor Developments Ltd., a residential, commercial, and industrial property development company, Centennial Valley Properties Inc., a residential property development company and Inn at the Forks Ltd., a hotel company.

	President and Chief Executive Officer, PCL Employees Holdings Ltd. and PCL Construction Group Inc., Director, PCL Employees Holdings Ltd.	1991

Garnet K. Wells – 65 Chestermere, Alberta, Canada Joined the PCL family of companies in 1986 as chief financial officer. He retired in 2001 but remains a director of PCL Employees Holdings Ltd. and a member of the PCL Employees Holdings Ltd. Audit Committee and PCL Employees Holdings Ltd. - Human Resource, Compensation and Nominating Committee. Mr. Wells also currently serves as vice-chairman of the board of Conematic Heating Systems Inc., a heating systems manufacturing company.	Private Investor, Vice Chairman of Conematic Heating Systems Inc., Director, PCL Employees Holdings Ltd. and Director, PCL Construction Group Inc.	1987

Henry R. Gillespie – 72 Edmonton, Alberta, Canada Joined Poole Construction Limited (predecessor to PCL) in 1969 as secretary/treasurer. In 1977, he became vice president finance and administration and subsequently senior vice president and chief financial officer, a position he held until he retired in 1984. Mr. Gillespie is a director of PCL Employees Holdings Ltd., chairman of the PCL Employees Holdings Ltd. Audit Committee and a member of PCL Employees Holdings Ltd. – Human Resource, Compensation and Nominating Committee.	Private Investor. Director, PCL Employees Holdings Ltd., Director, PCL Construction Holdings. Ltd. and Director, PCL Construction Group Inc.	1977

Senior Management

The key executive officers of PCL Employees Holdings Ltd. and its principal subsidiary companies are as follows:

Name	Title	PCL Company	Years with Company
Peter E. Beaupré – 55 Denver, Colorado, USA	President and Chief Operating Officer	PCL Construction Enterprises, Inc.	25

Joined the PCL family of companies in 1980 as a project manager. During his 25 years with PCL he has held many positions including district manager, regional vice president and president of several divisions before assuming his current position as president in 1998 and chief operating officer in 2001 of PCL Construction Enterprises, Inc. He is responsible for all U.S. operations.

Alan L. Bodie – 58 Edmonton, Alberta	President, Strategic Initiatives	PCL Constructors Inc.	18

Joined the PCL family of companies in 1985. He has over 30 years of operations and senior management experience in the heavy industrial, heavy civil and road-building sectors, with a current emphasis on strategic initiatives, acquisitions and complex contract resolution.

Paul G. Douglas – 51 Edmonton, Alberta, Canada	President and Chief Operating Officer Canadian Buildings	PCL Constructors Inc.	20

Joined PCL in 1985. He is president and chief operating officer of PCL Constructors Inc., overseeing operations and administration of all Canadian building districts. He is responsible for operations support; professional development; human resources; information systems; health, safety and the environment; labour relations; and corporate services for all of the PCL companies.

Name	Title	PCL Company	Years with Company
Ross A. Grieve – 58 Edmonton, Alberta, Canada	President and Chief Executive Officer	PCL Employees Holdings Ltd. PCL Construction Group Inc.	36

Joined Poole Construction Limited (a predecessor to PCL) in 1969 in his hometown of Winnipeg, after completing a Bachelor of Science in Civil Engineering from the University of Manitoba. Since that time, he has worked in positions of increasing responsibility throughout the PCL family of companies before assuming his present position as president and chief executive officer in 1997 of PCL Employees Holdings Ltd.

Gordon D. Maron – 58 Edmonton, Alberta, Canada	President and Chief Financial Officer	PCL Construction Holdings Ltd.	35

Joined PCL in 1971 as a junior accountant and has held progressively more senior positions such as administration manager, controller, vice-president finance and in 2001 he assumed the position of president and chief financial officer of PCL Construction Holdings Ltd. He is responsible for all financial and accounting aspects of the corporation including specific responsibility for treasury, taxation, legal and corporate secretary duties, and liaison and negotiation with insurance providers and bonding companies. He also ensures that the overall financial reporting, planning, control and analytical processes operate effectively at the district/subsidiary level.	Vice President, Secretary/Treasurer	PCL Employees Holdings Ltd.

R. Brad Nelson – 52 Toronto, Ontario, Canada	President – Central and Eastern Canada	PCL Constructors Canada Inc.	8

Joined PCL in 1997 and is responsible for PCL’s building operations in Manitoba, Ontario, and Atlantic Canada. He has over 28 years of construction experience in Canada and the United States. Prior to joining PCL, he was executive vice president and chief operating officer responsible for North American operations for a large contractor.

Name	Title	PCL Company	Years with Company
Peter A. Stalenhoef – 52 Edmonton, Alberta, Canada	President and Chief Operating Officer, Heavy Industrial Group	PCL Constructors Inc.	18

Joined the PCL family of companies in 1987 as a senior estimator and has held progressively more senior positions such as chief estimator, operations manager, division manager, and president of the industrial operations. He has over 25 years of heavy industrial construction experience with an emphasis in petrochemical, refinery, oil and gas, power plant, and pulp and paper projects. He is responsible for all industrial operations.

Al E. Troppmann – 56 Denver, Colorado, USA	President	PCL Construction Services, Inc.	32

Joined PCL in 1973 as a project manager and has held progressively more senior positions such as district manager, vice president, and executive vice president before assuming his current position as president of PCL Construction Services, Inc. He is responsible for building operations in Orlando, Minneapolis, Denver, Seattle and Hawaii.

There are no family relationships among any of the directors and officers of the Company listed above.

B. Compensation

Total compensation paid to our directors and senior management for the fiscal year ended October 31, 2005 was $15,338,280. This amount does not include dividends paid to the directors and senior management in respect of our common shares. Directors and senior management share ratably in all dividends with other employee-shareholders.

We are not required, as a Canadian company which is not a reporting issuer under the securities legislation of any jurisdiction in Canada, to publicly disclose individual compensation information either as a requirement under our governing statute (the Business Corporations Act (Alberta)) or under any securities legislation. We do not publicly disclose individual compensation information in Canada.

The Chief Executive Officer of the Company and the three chief operating officers receive a non-discretionary bonus that is a fixed percentage of operating results for the Company, in respect of the Chief Executive Officer, and the units over which they have charge, as the chief operating officers. Other members of senior management described above participate in a discretionary bonus program under which they share in a bonus pool based on operating results, as approved by the Board of Directors of the Company and as individually set by the Chief Executive Officer and senior management.

The total amount paid by the Company to the defined contribution pension plan of our senior management for the fiscal year ended October 31, 2005 was $125,949. The Company has not set aside or accrued any other amount to provide pension, retirement or similar benefits for senior management or directors.

The Company does not have any written employment agreements with its officers. However, under Canadian law, each Canadian employee, including an employee who is an officer of PCL, has a contractual relationship with PCL by virtue of his or her employment, whether or not a written employment agreement exists. That contractual relationship includes an entitlement to reasonable notice of termination or compensation in lieu of reasonable notice, unless expressly agreed to the contrary or unless the employee is terminated for cause. In addition to these contractual rights, Canadian employees, including those who are officers of PCL, have a statutory right to receive notice of termination or wages in lieu of notice (including, in some cases, continuation of benefit plan contributions during the notice period). With respect to PCL’s employees, these rights are a matter of provincial or territorial law and vary from one province or territory to another within Canada. In general, the statutes afford employees the right to receive between zero and eight weeks’ notice based on the number of years of service or to payment of an amount equal to the wages (or wages and the value of benefits) that the employee would have received during the notice period. In certain provinces and territories, where a significant number of employees are terminated within a designated time period, a longer period of notice may apply. In addition, in the Province of Ontario, an employee is entitled in certain circumstances to severance pay calculated by multiplying the employee’s regular wages for a regular work week by the sum of the number of complete and partial years of employment that the employee has completed. The maximum statutory entitlement of an employee to severance pay under Ontario law is an amount equal to the employee’s regular wages for a regular work week for 26 weeks. To date, the application of these laws has never had a material impact on PCL.

C. Board Practices

The Company’s Amended Articles of Continuance provide that the Board of Directors will consist of between one (1) and twelve (12) directors. There are currently four (4) directors each of who hold office until the next annual meeting of the shareholders of the Company and until his successor has been elected. Officers of the Company serve at the discretion of the Board of Directors.

Directors are compensated by cash payments and participation in the share purchase plans. Directors do not serve as such under any written or unwritten agreements. Directors who are also employees serve under unwritten employment agreements.

Audit Committee

The members of the Company’s audit committee are Joseph D. Thompson, Garnet K. Wells and Henry R. Gillespie. The audit committee has a formal mandate. The members of the audit committee are appointed annually upon recommendation of the Chairman of the Board and approval by the Board. The Board appoints a Chairman of the audit committee. The primary function of the audit committee is to assist the Board of Directors in fulfilling the Board’s oversight responsibilities on matters relating to:

•	the Company’s financial reports and other financial information provided by the Company;

•	the Company’s systems of internal controls regarding financing, accounting and legal compliance;

•	the Company’s auditing, accounting and financial reporting processes generally;

and such other matters as may from time to time be specifically delegated to the audit committee by the Board or as the audit committee, in its own discretion, may deem desirable in connection with its mandate.

In addition, the audit committee:

•	recommends to the Board annually, the firm to be retained as the Company’s independent auditor;

•	if appropriate, recommends to the Board the replacement of the Company’s independent auditor;

•	in connection with recommending to the Board the firm to be retained or removed as the Company’s independent auditor:

•	evaluates the performance of the firm’s independent auditor; and

•	reviews the information provided by management and the independent auditor relating to the independence of such firm, including, among other things, information related to the non-audit services provided and expected to be provided by the independent auditor;

•	reviews, with the independent auditor, its plans, and overall scope of its annual audit and other examinations;

•	reviews, with the independent auditor, the report of its annual audit, its proposed report concerning the audit, the accompanying management letter, and any other reports of the results of any other examinations, which may fall outside its normal audit procedures, that the independent auditor may from time to time undertake;

•	reviews, with the independent auditor, the annual financial reports of the Company, prior to the Committee recommending the reports to the Board for approval;

•	reviews, with the independent auditor, the impact of any new pronouncements issued by recognized organizations, agencies or other bodies that could have an effect upon the Company’s financial statements and financial reporting;

•	reviews, with the independent auditor:

•	the quality and adequacy of the Company’s accounting policies, financial controls and systems; and

•	the quality and adequacy of management’s disclosure of information to the independent auditor.

The audit committee also:

•	reviews, with the appropriate officers of the Company, the annual financial reports of the Company, before the Committee recommends reports to the Board for approval.

•	reviews, with the Company’s management, its plans and reports concerning the Company’s ongoing program of internal reviews of districts or offices of the Company’s subsidiaries or specific projects of the Company’s subsidiaries, including approval of the specific assignments for the year and review of the completed reports.

•	reviews, with the appropriate officers of the Company or subsidiaries of the Company:

•	the quality and adequacy of the Company’s accounting policies, financial controls and systems; and

•	the quality and adequacy of management’s disclosure of information to the independent auditor.

•	reviews, with the appropriate officers of the Company, the Company’s policies and compliance procedures with respect to proper business practices.

•	requires that the Company’s management disclose to the Committee the existence of any improper or illegal conduct of which management is aware and periodically review with the Company’s management the steps being taken to avoid, disclose and correct such conduct.

The audit committee may request any officer or employee of the Company or any of its subsidiaries, or the Company’s outside legal counsel, or other third parties, to attend a meeting of the committee or to meet with any members of, or act as consultants to the audit committee. The committee may meet with management, the independent auditor or others in private sessions to discuss any matter that the committee, management, the independent auditor or other such persons believe should be discussed privately.

The audit committee may retain, at such times and on such terms as the committee determines in its sole discretion and at the Company’s expense, special legal, accounting or other consultants to advise and assist it in complying with its mandate.

Human Resource, Compensation and Nominating Committee

The members of the Company’s human resource, compensation and nominating committee are Joseph D. Thompson, Garnet K. Wells and Henry R. Gillespie. The committee has a formal mandate under which it functions. The members of the committee are appointed annually upon recommendation of the Chairman of the Board and approval by the Board. The Board appoints a Chairman of the committee. The human resource, compensation and nominating committee’s primary function is to assist the Board of Directors in fulfilling the board’s oversight responsibilities on matters relating to management and board succession and compensation. The committee:

•	sets the salary, bonus and share allocation for the President and Chief Executive Officer;

•	approves the salary, bonus and share allocation for the Chief Financial Officer, President and Chief Operating Officer of Canadian Buildings, President and Chief Operating Officer of the United States, President Heavy Industrial, and President Strategic Initiatives;

•	determines succession of senior officers;

•	recommends candidates for election to the Board of Directors;

•	recommends candidates for the board committees; and

•	recommends compensation levels for the members of the Board of Directors.

The committee may request any officer or employee of the Company or any of its subsidiaries, or the Company’s outside legal counsel, or other third parties, to attend a meeting of the committee or to meet with any members of, or act as consultants to the committee. The committee may meet with management, the independent auditors or others in private sessions to discuss any matter that the committee, management, the independent auditors or other such persons believe should be discussed privately.

The committee shall report its activities to the Board at the Board’s first regular meeting thereafter, or at such earlier time as it deems appropriate.

D. Employees

The following chart lists the average number of salaried and hourly (unionized and non-unionized) employees by location for each of the last three fiscal years:

Average Number of Employees
	2005	2004	2003
Salaried Staff Canada United States Bahamas	1,282 780 43	1,085 752 4	960 629 —

Hourly Trades Canada Unionized Non-Unionized	2,047 51	1,848 233	906 78

United States Unionized Non-Unionized	669 992	242 943	294 469

All hourly trades employees are temporary employees. PCL maintains good relations with the various unions for which we have collective bargaining agreements.

E. Share Ownership

The following table presents information regarding the ownership of certain classes of shares by our directors and executive officers as of January 31, 2006.

Name	Title	PCL Company	Number and Share Class		Percentage of Class	Percentage of Total Voting Shares
Peter E. Beaupré(1)	President and Chief Operating Officer	PCL Construction Enterprises, Inc.	400 18,750 198,900 139,550	Class 1 Class 2 Class 3 Class 4	0% Class 1 0% Class 2 14% Class 3 5% Class 4	8%

Alan L. Bodie(2)	President, Strategic Initiatives	PCL Constructors Inc.	400 252,000	Class 2 Class 4	0% Class 2 9% Class 4	6%

Paul G. Douglas(3)	President and Chief Operating Officer	PCL Constructors Canada Inc.	10,400 327,450	Class 2 Class 4	0% Class 2 11% Class 4	8%

Henry R. Gillespie(4)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	2% Class 4	1%

Ross A. Grieve(5)	Director; President and Chief Executive Officer	PCL Employees Holdings Ltd. PCL Construction Group Inc.	194,400 456,000	Class 2 Class 4	3% Class 2 15% Class 4	11%

Gordon D. Maron	President and Chief Financial Officer	PCL Construction Holdings Ltd.	51,400 225,570	Class 2 Class 4	1% Class 2 8% Class 4	5%

	Vice President Secretary/ Treasurer	PCL Employees Holdings Ltd.

R. Brad Nelson	President – Central and Eastern Canada	PCL Constructors Canada Inc.	400 247,670	Class 2 Class 4	0% Class 2 8% Class 4	6%

Peter A. Stalenhoef(6)	President, Heavy Industrial Group	PCL Constructors Inc.	18,000 216,280	Class 2 Class 4	0% Class 2 7% Class 4	5%

Joseph D. Thompson(7)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	2% Class 4	1%
Al E. Troppmann	President	PCL Construction Services, Inc.	40,400 252,500	Class 1 Class 3	1% Class 1 18% Class 3	6%

Garnet K. Wells(8)	Director	PCL Employees Holdings Ltd	50,000	Class 4	2% Class 4	1%

Notes:

(1)	Includes 199,300 shares held of record by Mr. Peter E. Beaupré and 158,300 shares held of record by Casalingo Productions Inc., a company beneficially owned by Mr. Peter E. Beaupré.

(2)	Includes 10,400 shares held of record by Mr. Alan L. Bodie and 242,000 shares held of record by 635101 Alberta Ltd., a company beneficially owned by Mr. Alan L. Bodie.

(3)	Shareholder of record is Dougco Holdings Limited, a company beneficially owned by Mr. Paul G. Douglas.

(4)	Shareholder of record is Cabernet Investments Ltd., a company beneficially owned by Mr. Henry R. Gillespie.

(5)	Includes 130,200 shares held of record by Mr. Ross A. Grieve and 520,200 shares held of record by Kamandor Holdings Ltd., a company beneficially owned by Mr. Ross A. Grieve.

(6)	Shareholder of record is 635098 Alberta Ltd., a company beneficially owned by Mr. Peter A. Stalenhoef.

(7)	Shareholder of record is Jonan Enterprises Ltd., a company beneficially owned by Mr. Joseph D. Thompson.

(8)	Shareholder of record is Garval Investments Inc., a company beneficially owned by Mr. Garnet K. Wells.

Employee Share Purchase Plans

Since its inception, PCL Employees Holdings Ltd. has been employee owned. In order to provide new employees with an opportunity to participate in ownership and to provide continuing employees with an opportunity to increase their ownership, the Board of PCL Employees Holdings Ltd. has followed the practice of adopting annual employee share purchase plans pursuant to which shares are made available for purchase by employees. Participation in the plans is limited to salaried employees. Those plans are of two types: (i) “Universal Plans” under which shares are available to all salaried employees who have been employed by PCL for a specified period of time, subject to a maximum number of shares that may be purchased by a given employee each year and in the aggregate under all Universal Plans; and (ii) “Regular Plans” under which shares of stock are offered to salaried employees approved by the Board based on various criteria established by the Board annually, including position, performance and existing share ownership.

For 2005, the Board established the following Plans:

•	Universal 2005 Class 1 Non-Voting Employee Common Share Purchase Plan.

•	Universal 2005 Class 2 Non-Voting Employee Common Share Purchase Plan.

•	Universal 2005 Class 3 Voting Employee Common Share Purchase Plan.

•	Regular 2005 Class 1 Non-Voting Employee Common Share Purchase Plan.

•	Regular 2005 Class 2 Non-Voting Employee Common Share Purchase Plan.

•	Regular 2005 Class 3 Voting Employee Common Share Purchase Plan.

•	Regular 2005 Class 4 Voting Employee Common Share Purchase Plan.

The Class designations relate to whether the shares are non-voting (Classes 1 and 2) or voting (Classes 3 and 4) and whether the shares are offered to employees in the U.S. (Classes 1 and 3) or Canada (Classes 2 and 4). The Board determined in its sole discretion whether each employee will be offered voting or non-voting shares. Most of the shares offered under the Plans are non-voting.

Under the 2005 Universal Plans, salaried employees who have been continuously employed by PCL for at least six months as of the date that the Plans were adopted were eligible to purchase up to 100 shares in multiples of 10 shares and subject to a minimum purchase of 50 shares. The maximum aggregate number of shares that an employee may purchase under Universal Plans in all years is 400. Once that maximum is reached, the employee is ineligible to purchase further shares under a Universal Plan. A total of 102,850 shares were available under the 2005 Universal Plans, consisting of 35,850 Class 1 shares, 60,700 Class 2 shares and 6,300 Class 3 shares.

Under the 2005 Regular Plans, a total of 2,373,500 shares were made available for purchase, consisting of 662,740 Class 1 shares, 1,329,840 Class 2 shares, 207,840 Class 3 shares and 173,080 Class 4 shares. Approximately 1,774 salaried employees were offered the opportunity to purchase shares under the 2005 Regular Plans.

The amount of the purchase price for shares purchased under Universal Plans are loaned to the shareholder by PCL Constructors Inc. in Canada and by PCL Construction Enterprises, Inc. in the United States and those loans are repaid by payroll deductions over a period of three years. The employee executes a promissory note for the purchase price, which becomes due upon termination of employment. In respect of the 2005 Universal Plans, the shareholder grants an option to the Company to repurchase the shares in the event of default by the shareholder under the promissory note and grants security to the lender in respect of the proceeds of sale under the option.

The purchase price for shares purchased under the Regular Plans is payable in full at the time of purchase in Canadian funds.

The right to purchase shares under the Plans cannot be assigned. Before purchasing shares, an employee must become a party to the Unanimous Shareholder Agreement, which greatly restricts the transferability of the shares. For a discussion of the material terms of the Unanimous Shareholder Agreement, see “Item 10 – Additional Information – Unanimous Shareholder Agreement” (previously filed in our registration statement of Form 20-F filed on February 8, 2006 and incorporated herein by reference).

Employees are offered the opportunity to purchase shares under the Plans only once during the year. The Company sends a letter to each employee who is eligible to purchase shares under a Plan advising him or her of the number of shares available. That notice includes appropriate forms for use by the employee in purchasing shares and establishes deadlines and procedures for electing to purchase shares. The Board is authorized to modify or waive compliance with such deadlines and procedures.

The foregoing description relates to the Company’s historical practice with respect to employee share purchase plans and to the Plans adopted for 2005. The Company is not required to make shares available to employees in any future year and, if it determines to do so, the terms on which such shares are offered may differ from those described above.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Names and share ownership of any holders of 5% or more of any class of voting shares of the Company as at January 31, 2006 are as follows:

Shareholder of Record	Share Class	Number of Shares	Percentage of Share Class
Ross A. Grieve(1)	Class 4 Voting Class 2 Non-Voting	456,000 194,400	15 3	% %

Paul G. Douglas(2)	Class 4 Voting Class 2 Non-Voting	327,450 10,400	11 0	% %

Alan L. Bodie(3)	Class 4 Voting Class 2 Non-Voting	252,000 400	9 0	% %

R. Brad Nelson	Class 4 Voting Class 2 Non-Voting	247,670 400	8 0	% %

Gordon D. Maron	Class 4 Voting Class 2 Non-Voting	225,570 51,400	8 1	% %

Peter A. Stalenhoef(4)	Class 4 Voting Class 2 Non-Voting	216,280 18,000	7 0	% %

Al E. Troppmann	Class 3 Voting Class 1 Non-Voting	252,500 40,400	18 1	% %

Peter E. Beaupré(5)	Class 4 Voting Class 3 Voting	139,550 198,900	5 14	% %

	Class 2 Non-Voting Class 1 Non-Voting	18,750 400	0 0	% %

Jerry Harder	Class 3 Voting Class 1 Non-Voting	121,800 52,400	9 4	% %

Fred Auch	Class 3 Voting Class 1 Non-Voting	112,280 24,700	8 1	% %

Luis S. Ventoza	Class 3 Voting Class 1 Non-Voting	80,370 22,530	6 1	% %

Notes:

(1)	Includes 130,200 shares held of record by Mr. Ross A. Grieve and 520,200 shares held of record by Kamandor Holdings Ltd., a company beneficially owned by Mr. Ross A. Grieve.

(2)	Shareholder of record is Dougco Holdings Limited, a company beneficially owned by Mr. Paul G. Douglas.

(3)	Includes 10,400 shares held of record by Mr. Alan L. Bodie and 242,000 shares held of record by 635101 Alberta Ltd., a company beneficially owned by Mr. Alan L. Bodie.

(4)	Shareholder of record is 635098 Alberta Ltd., a company beneficially owned by Mr. Peter A. Stalenhoef.

(5)	Includes 199,300 shares held of record by Mr. Peter E. Beaupré and 158,300 shares held of record by Casalingo Productions Inc., a company beneficially owned by Mr. Peter E. Beaupré.

There has not been a significant change in the percentage ownership of any of the shareholders listed above during the past three years.

The major shareholders do not have different voting rights. To the best knowledge of management, the Company is not directly or indirectly owned or controlled by a single person, a group of persons or by another corporation or by any foreign government. The Company believes that the day-to-day business operations and affairs of the Company are controlled by the board of directors. To the best knowledge of management, there are no arrangements, the operations of which may, at a date subsequent to the date hereof result in a change of control of the Company.

As of January 31, 2006, the Company had 1,639 registered holders of its common shares, 604 of whom were residents of the United States, holding 100% of the Class 1 and Class 3 shares of the Corporation.

B. Related Party Transactions

See “Item 10 – Additional Information – Unanimous Shareholders Agreement” (previously filed in our registration statement of Form 20-F filed on February 8, 2006 and incorporated herein by reference). for a discussion of an agreement among the Company and all of its shareholders.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See our audited consolidated financial statements attached hereto.

Legal or Arbitration Proceedings

On October 20, 2003 PCL Civil Constructors, Inc. (“Civil”) submitted a claim in the amount of US$15,349,789 to Earth Tech Inc., Great American Insurance Company (Project Specific Policy carrier) and Indian Harbor Insurance Co. (Earth Tech Inc.’s Corporate Professional Liability carrier) for all costs related to segment cracking which occurred as a result of design errors and omissions by Earth Tech Inc. Mediation was unsuccessful and Civil filed a complaint against Earth Tech Inc. on August 5, 2005. Earth Tech Inc. filed a countercomplaint on November 28, 2005 seeking $100,000 for additional work. Earth Tech Inc. also filed a Third Party Complaint on November 28, 2005 against Parsons Transportation Group, an engineer on the project. Civil expects to file an amended complaint adding additional defendants and finalizing the damage claim in the spring of 2006. All costs associated with the project and re-work have been reflected in the operations of the Company. Recovery of claim proceeds will be reflected in the year that the claim is resolved.

On February 3, 2005 a suit was filed in the Circuit Court of Fauquier County, Virginia by Teton Industrial Construction, Inc. (“Teton”) against Ragnar Benson, Inc. (“RBI”) and Seaboard Surety Company (“Seaboard”). This suit arises in relation to construction of an electrical generating facility located in Remingon, Fauquier County, Virginia on which Teton performed work as a subcontractor for RBI and in respect of which Seaboard issued a payment bond for the protection of subcontractors. On November 30, 2005, the parties reached a settlement agreement to pay Teton US$6,200,000 to settle all claims. Teton received payment of US$6,200,000 on December 23, 2005. Recovery of the claim proceeds have been accrued in the Company’s fiscal 2005 financial statements.

PCL Construction Services, Inc. (“Services”) filed two certified claims, requests for equitable adjustments, under the U.S. Contract Disputes Act relating to disputes involving the Hoover Dam Visitor’s Center contract originating in April 1994. A claim for approximately US$2,400,000 was filed on April 28, 2005 for additional work added to the contract. This claim was denied on September 30, 2005. An additional claim for approximately US$19,700,000 was filed on September 13, 2005 for delays and disruptions not caused by Services. This additional claim was denied in January 2006. Services is expected to appeal any and all claim denials. Should the litigation be successful, it may have a significant positive impact on the Company’s financial position and profitability in the year that the claim is resolved.

On November 20, 2003, a suit was filed in the Superior Court of Arizona, Maricopa County by Colorado River Indian Tribes (“CRIT”), the Owner, against Tri-Star Theme Builders, Inc./PCL Construction Services, Inc., a joint venture (the “Joint Venture”), the general contractor, in connection with a claim that arose out of the construction of the Blue Water Resort & Casino (the “Project”) on the CRIT’s reservations near Park, Arizona. The Owner contends that the estimated cost to repair allegedly defective work exceeds US$17,000,000, and lost revenues due to business interruption during those repairs are projected by the Owner to be between US$12,000,000 and US$21,000,000. The parties are progressing through mediation. In the event the mediation fails, the pending litigation is scheduled to proceed to trial in the spring of 2006. The Joint Venture intends to vigorously defend itself against this claim. The

Company has established reserves that it believes are sufficient to address the financial impact of the ultimate resolution of this claim.

On or about August 29, 2003, the City of San Diego (“City”) filed suit in Superior Court in San Diego against PCL Civil Constructors, Inc. (“PCL”) and its bonding company Fidelity & Deposit Company of Maryland (“Fidelity”). The lawsuit concerns the Rose Canyon Trunk Sewer pipeline which was constructed by PCL in the mid-1990s. The City claims that the liner in the interior of the pipeline was installed in a defective manner, and the City is seeking damages to repair and/or replace the liner. The City has indicated that its damages exceed US$10,000,000. PCL cross-complained against its subcontractor which welded the liner sections (Jess B. Worthington, Inc.) among others. All of the parties have reached a settlement agreement to pay the City US$4,950,000 to settle all claims, which was funded by the insurers for the various parties. The City dismissed its suit on June 13, 2005.

On November 20, 2003, a suit was filed in the Superior Court in Orange County, by John Jory Corporation (“John Jory”) against PCL Construction Services, Inc. (“Services”). The action arises out of the Hyatt Huntington Beach Resort & Spa project (the “Project”), on which Services was the general contractor, and John Jory was the drywall and framing subcontractor to Services. John Jory sought approximately US$7,500,000 in damages from Services, based on claims for unpaid contract amounts, unpaid change orders, delays and disruptions resulting in additional costs. Services has counterclaimed against John Jory for approximately US$300,000 net (after accounting for unpaid contract amounts), based on delays and acceleration costs caused by John Jory. Pursuant to the subcontract between Services and John Jory, the matter was referred to binding arbitration. The arbitration hearings have closed, and in August 2005, the arbitrator awarded a favourable judgement for Services denying John Jory entitlement for impacts, acceleration or lost productivity claims. The arbitrator’s final decision required a net award to John Jory for US$1,100,000 for retention, outstanding change orders and interest. This amount was paid out of established reserves for this claim.

On June 30, 2003, a suit was filed in the Superior Court in Orange County, by J.L Davidson against PCL Construction Services, Inc. (“Services”). The action arises out of the Hyatt Huntington Beach Resort & Spa project (the “Project”), on which Services was the general contractor, and J.L Davidson was a subcontractor to Services. J.L Davidson is seeking approximately US$2,600,000 in damages from Services. Services has counterclaims of US$2,600,000 against J.L Davidson, which have been asserted by way of a cross-complaint filed by Services. Services and J.L. Davidson have agreed to move the dispute out of court and into binding arbitration. It is planned that this arbitration will now proceed since the binding arbitration relating to the John Jory matter (described above) has been concluded. The Company has established reserves that it believes are sufficient to address the financial impact of the ultimate resolution of this claim.

On February 10, 2004, a suit was filed in the United States District Court for the Northern District of Illinois (the “Court”) by Dick Corporation (“Dick”) against PCL Industrial Construction, Inc. (“Industrial Construction”) and SNC-Lavalin Constructors Inc. This suit arises in relation to the design and construction of a power plant project located in Nelson, Illinois on which Industrial Construction performed work, initially as a member of a joint venture acting as a subcontractor and later as the engineering, procurement and construction contractor. The Complaint in this action has been amended on three occasions and certain of the claims and portions of other claims have been dismissed by the Court. The remaining claims under the amended Complaint include allegations of breach of copyright, misappropriation of trade secrets, and tortuous interference with contractual relations and prospective business relations. Dick is seeking damages, which it alleges are in an amount of no less than US$10,000,000, and recovery of certain profits earned by the defendants, which it alleges include but are not limited to the amount of US$14,450,000, as well as other damages and other relief. The Company intends to defend these claims vigorously. The litigation is currently in the discovery stage. The Company is currently unable to determine the outcome of the litigation and no reserves have been established in connection with this claim.

The Company is party to various other pending legal proceedings in the ordinary course of business. We do not believe that any resulting liabilities for such other legal proceedings, beyond amounts reserved, will materially affect the financial position, future results of operation, or future cash flows of the Company.

Dividend Policy

PCL Employees Holdings Ltd. plans to pay a regular dividend once a year, normally in February. The dividends actually paid in any year are determined by the Board of Directors based on a variety of factors, including the results of operations of PCL Employees Holdings Ltd. and its need for capital resources.

B. Significant Changes

There have been no significant changes since the date of our annual financial statements, except for the declaration of dividends in January 2006 of $75,783,823. The dividends were paid in February 2006.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details; Markets

There is no commercial market for the Company’s securities and the Company’s securities are not listed on any stock exchange or other regulated market. Each of the Company’s shareholders is a party to a Unanimous Shareholder Agreement, which, among other things, restricts the shareholders’ ability to transfer our shares and establishes a formula for calculating the price at which our shares may be offered and sold. The Company has a right of first refusal to purchase the shares. For a further explanation of the Unanimous Shareholder Agreement and the provisions regarding repurchase of the shares of the Company, see “Item 10 – Additional Information – Unanimous Shareholder Agreement”.

The Board of Directors sets the price of the shares each year based on Adjusted Consolidated Book Value for the shares. The price set by the Board of Directors remains in effect until the new price is set the next year. The calculation of Adjusted Consolidated Book Value is further described under “Item 10 – Additional Information – Unanimous Shareholder Agreement – Company Rights and Obligations to Repurchase Shares.”

The table below lists the price set by the Board of Directors for fiscal year 2006 and in each of the last five fiscal years. To the Company’s knowledge, shares have not been offered or sold except at the price determined by the Board of Directors. All price amounts are expressed in Canadian dollars and each of Classes 1, 2, 3 and 4 of the shares have the same price.

Fiscal Year Ended	Share Price
October 31, 2006	$20.75
October 31, 2005	$20.00
October 31, 2004	$19.00
October 31, 2003	$18.25
October 31, 2002	$17.50
October 31, 2001	$16.25

Prior Offerings of Common Shares

As described above under the heading “Item 6 – Directors, Senior Management and Employees – Share Ownership – Employee Share Purchase Plans,” PCL issues shares to its employees and directors in the United States and Canada pursuant to annual employee share purchase plans. The following table describes the shares issued to United States residents pursuant to these plans during the past three fiscal years:

Fiscal Year Ended October 31,	Date of Sale	Class and Number of Shares Sold	Aggregate Offering Price
2005	April 2005	Class 1 – 445,610 shares Class 3 – 194,261 shares	$ $	8,912,200 3,885,220

2004	April 2004	Class 1 – 553,370 shares Class 3 – 227,070 shares	$ $	10,514,030 4,314,330

2003	April 2003	Class 1 – 438,440 shares Class 3 – 167,860 shares	$ $	8,001,530 3,063,445

PCL believes that foregoing shares were offered and sold pursuant to the exemption from registration under the Securities Act of 1933 provided by Securities and Exchange Commission Rule 701.

Rule 701 exempts offers and sales of securities under a compensatory benefit plan established by an issuer for the participation of its employees, directors, officers, or consultants and advisors. The aggregate sales price or amount of securities sold in reliance on Rule 701 during any consecutive 12-month period may not exceed the greatest of (i) $1,000,000; (ii) 15% of the total assets of the issuer; or (iii) 15% of the outstanding amount of the class of securities being offered and sold in reliance on Rule 701. The issuer must deliver a copy of the compensatory plan to investors, and, if the aggregate sales price or amount of securities sold during the 12-month period exceeds $5,000,000, the issuer must also deliver (a) a summary of the material terms of the plan; (b) information about the risks associated with investment in securities sold pursuant to the plan; and (c) financial statements and, in the case of a foreign issuer, a reconciliation thereof to U.S. GAAP.

The aggregate offering price during any consecutive 12 month period did not exceed 15% of PCL’s total assets. PCL had total assets of $1,483,754,000 at October 31, 2005, $1,261,727,000 at October 31, 2004 and $1,130,914,000 at October 31, 2003. Every employee who was given the opportunity to purchase shares under the share purchase plans received an information package which described PCL, the plans, the restrictions on transfer of PCL’s shares, the risks associated with investment in securities sold pursuant to the plans, and audited financial statements. In addition, each employee received a letter explaining the number and Class of shares being offered to him or her and a copy of the plan under which those shares were offered.

In connection with PCL’s acquisition of substantially all of the assets of Teton Industrial Group, Inc., in October 2003, PCL entered into Employment Agreements with three former shareholders of Teton Industrial Group in which the shareholders were granted options to purchase an aggregate of 55,555 shares of PCL’s Class 1 Common Shares for an exercise price equal to U.S. $12.00 per share, the price established pursuant to the PCL Unanimous Shareholders Agreement as in effect on the date of the Employment Agreements. The options were exercised and shares were issued in two installments for aggregate consideration of U.S. $666,660 as follows:

Date of Sale	Number of Shares	Aggregate Offering Price
October 1, 2003	18,518	U.S. $	222,216
March 31, 2004	37,037	U.S. $	444,444

The foregoing shares were offered and sold in reliance upon the exemption from registration under the Securities Act provided by Rule 506 of Regulation D. Each of the former shareholders of Teton Industrial Group to whom shares were offered and sold was an “accredited investor” within the meaning of Rule 501(a) of Regulation D at the time of the sale. The shares were not offered by any form of general solicitation or general advertising, and the certificates issued in the transaction bear a legend advising potential transferees that the shares are “restricted securities” and cannot be resold unless registered under the Securities Act or unless an exemption from registration is available. Each of the shareholders became an employee of a subsidiary of PCL after the acquisition. In addition, the shareholders are parties to the PCL Unanimous Shareholders Agreement and are subject to the restrictions on transfer described under “Item 10. Additional Information – Unanimous Shareholders Agreement” (previously filed in our registration statement of Form 20-F filed on February 8, 2006 and incorporated herein by reference).

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum of Association and Articles of Association

See the exhibits to our registration on Form 20-F filed on May 18, 2005, and incorporated herein by reference.

C. Material Contracts

PCL Employees Holdings operates as a general contractor. In the last two years, all material contracts to which the Company is a party have been entered into as part of our ordinary course of business.

D. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital including the availability of cash and cash equivalents for use by the Company’s group, or affects the remittance of dividends, interest or other payments to a non-resident holder of shares of the Company other than withholding tax requirements.

E. Taxation

Material Canadian Federal Income Tax Consequences

The following is a summary of the material Canadian federal income tax considerations generally applicable in respect of the holding and disposition of our common shares. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

This summary is applicable only to holders who are resident solely in the United States, have never been resident in Canada, deal at arm’s length with us, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada.

This summary is based upon the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date hereof and the current administrative practices of the Canada Revenue Agency (“CRA”). This summary does not take into account provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. Each holder should consult his, her or its own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Dividends

In the case of any dividends paid to non-resident shareholders, Canadian taxes are withheld and remitted by the Company, resulting in only the net amount paid to the shareholder. The rate of withholding tax is generally 25% but by virtue of Article X of the Tax Convention, the rate of tax on dividends paid to persons who are residents only of the United States for purposes of the Tax Convention is generally limited to 15% of the gross amount of the dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares).

Dispositions

The Income Tax Act provides that a non-resident person is subject to tax in Canada on the disposition of “taxable Canadian property.” Common shares of PCL meet the definition of “taxable Canadian property” in the Income Tax Act, and therefore would normally be subject to tax in Canada on eventual disposition. However, as PCL is not publicly traded there is no commercial market for the shares, and the company retains first right of refusal to repurchase shares, any repurchase of common shares by PCL results in a deemed dividend rather than a capital gain.

Section 212.2 of the Income Tax Act (Canada) deems a dividend to have been paid to a non-resident of Canada where the proceeds of the disposition of capital stock of a corporation resident in Canada are in excess of the paid up capital of the shares. As PCL’s annual issue of shares are made in series, the paid up capital of each series of shares will always be equal to, or less than, the proceeds on repurchase thereby creating a deemed dividend.

The deemed dividend on the repurchase of shares is treated by the CRA as a normal taxable dividend. As a result, the rate of withholding tax is the same as the regular annual dividends as discussed above.

United States Federal Income Tax Consequences

The following is a discussion of material United States Federal income tax consequences generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not address all potentially relevant Federal income tax matters, and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as, for example, tax-exempt organizations, qualified retirement plans, persons subject to alternative minimum tax, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee share options or otherwise as compensation. In addition, this discussion only applies to common shares held by U.S. Holders as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, and does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. Holders and prospective holders of our common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a “U.S. Holder” includes any person, with the exception of those subject to special provisions of Federal income tax law, who holds our common shares who is a citizen or resident of the United States, a partnership or corporation organized under the laws of the United States, an estate, the income of which is subject to United States federal income tax without regard to its source and a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person, and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States.

Distributions on Our Common Shares

U.S. Holders receiving dividend distributions with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions (Note that PCL withholds 15% on dividends paid to US residents). Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions (see more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to an U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for an U.S. Holder, which is a corporation. Dividends paid in Canadian dollars will be included in income in an U.S. dollar amount based on the exchange rate at the time of their receipt. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received as a dividend which are converted into U.S. dollars on a date subsequent to receipt.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of PCL. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Disposition of Our Common Shares

A U.S. Holder will recognize gain or loss upon the sale (i.e.: repurchase) of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the our common shares. Any gain recognized on the sale or other disposition of common shares will generally be U.S. source income. Any loss recognized on the sale or other disposition of common shares will generally be U.S. source. However, such loss will be foreign source to the extent certain dividends were received by the U.S. Holder within the 24-month period proceeding the date on which the loss was recognized. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S. $3,000; any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Internal Revenue Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the spot rate on the date of the sale or exchange.

As discussed above, the Canadian tax treatment of dispositions results in a 15% withholding tax. Such Canadian taxes withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on an annual basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income.

In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. In certain circumstances, recently enacted legislation and other guidance issued by the United States Treasury may deny a United States holder foreign tax credits (and instead may allow deductions) for foreign taxes imposed on a dividend if the United States holder (i) has not held the common shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (ii) is obligated to make payments related to the dividends; or (iii) holds the common shares in arrangements in which the United States holder’s expected economic profit, after non-U.S. taxes, is insubstantial.

The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Other Considerations

In the following three circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares. We do not believe that we are either a “Foreign Personal Holding Company,” a “Controlled Foreign Corporation,” or a “Passive Foreign Investment Company.”

Foreign Personal Holding Company

If, at any time during a taxable year, more than 50% of the total combined voting power or the total value of our outstanding shares are owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g. from dividends received from unrelated persons), we would be treated as a “foreign personal holding company” or “FPHC.” In that event, U.S. Holders that hold our common shares would be required to include in gross income for such year their allowable portions of such foreign personal holding company income to the extent that we do not actually distribute such income.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of our shares is owned, directly or indirectly, by U.S. shareholders, each of whom own 10% or more of our voting shares (“U.S. Shareholders”), we could be treated as a “controlled foreign corporation” (a “CFC”) under SubPart F of the Internal Revenue Code. If we were classified as a CFC and as a PFIC, CFC treatment would prevail with respect to U.S. Shareholders. CFC classification would effect many complex results including the required inclusion by such U. S. shareholders in income of their pro rata share: of “SubPart F Income” (as specially defined by the Internal Revenue Code) of PCL; and of our earnings invested in U.S. property. In addition, under Section 1248 of the Internal Revenue Code, gain from the sale or exchange of our common shares by a U.S. person who is or was a U.S. shareholder (as defined in the Internal Revenue Code) at any time during the five years period ending with the sale or exchange is generally treated as ordinary dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged. Because of the complexity of SubPart F, a more detailed review of these rules is outside of the scope of this discussion.

Passive Foreign Investment Company

If PCL is a “passive foreign investment company” or “PFIC” as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if PCL elects, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The rules applicable to a FPHC take priority over the rules applicable to a PFIC, so that amounts includable in gross income under the FPHC rules will not be taxable again under the PFIC rules. PCL does not believe that it will be a PFIC for the current fiscal year or for future years. Whether PCL is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of PCL’s income and assets, including cash. U.S. Holders should be aware, however, that if PCL becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat PCL as a “qualified electing fund” for purposes of one of the two alternative tax regimes applicable to a PFIC. U.S. Holders or potential shareholders should consult their own tax advisor concerning the impact of these rules on their investment in PCL.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The documents referred to herein may be examined at the Company’s offices at 5410 – 99 Street, Edmonton, Alberta T6E 3P4 Canada during normal business hours.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk

The Company currently earns revenue and incurs expenses in United States dollars and Canadian dollars. Fluctuations in the Canadian dollar in relation to the U.S. dollar may have an adverse effect on our earnings as our consolidated financial statements are reported in Canadian dollars. The impact of a 10% strengthening, 5% strengthening, 5% weakening and a 10% weakening of the Canadian dollar in relation to the U.S. dollar compared to the fiscal year ended October 31, 2005 average U.S. dollar/Cdn. dollar exchange rate of 1.2134 is as follows:

US$1=Cdn$1.0920 10% strengthening	US$1=Cdn$1.1527 5% strengthening	US$1=Cdn$1.2134 October 31, 2005	US$1=Cdn$1.2741 5% weakening	US$1=Cdn$1.3347 10% weakening
US$1,000	US$1,000	US$1,000	US$1,000	US$1,000
Cdn$1,092	Cdn$1,153	Cdn$1,213	Cdn$1,274	Cdn$1,335

The Company uses U.S. dollar denominated bank loans to minimize changes in the value of the United States operations as a result of currency exchange fluctuations.

Interest Rate Risk

The Company does not believe that fluctuations in interest rates have a material impact on its financial condition or results of operations. The Company manages against increases in interest rates under its bank loan facility by hypothecating short term deposits in excess of the bank loans in favour of the bank. These short term deposits have maturities which approximate the maturities of the bank loans and as a result any increase in interest expense as a result of increases in interest rates is offset by a corresponding increase in investment income.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

As at October 31, 2005, our management, including our President and Vice President, Secretary/Treasurer, has evaluated the effectiveness of the design and operations of our disclosure controls and procedures in accordance with Rule 13a-15 under the Securities Exchange Act of 1934. Based upon and as of the date of the evaluation, our President and Vice President, Secretary/Treasurer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported as and when required, and that it is accumulated and communicated to our management, including our President and Vice President, Secretary/Treasurer, as appropriate to allow timely decisions regarding required disclosure.

ITEM 16.	RESERVED

A. Audit Committee Financial Expert

Our board of directors has determined that Henry R. Gillespie is an audit committee financial expert, as that term is defined by Item 16A of Form 20-F and that Mr. Gillespie is independent, as that term is defined in the New York Stock Exchange listing standards.

B. Code Of Ethics

PCL is committed to maintaining the highest standards of honesty, integrity and ethical conduct and have adopted our code of ethics to deter wrongdoing and to promote:

a.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

b.	full, fair, accurate, timely and understandable disclosure in reports and documents filed by PCL with securities commissions and in other public communications made by PCL;

c.	compliance with applicable governmental laws, rules and regulations;

d.	the prompt internal reporting to the Board of Directors of violations of this code of ethics; and

e.	accountability for adherence to this code of ethics.

Our code of ethics entitled “Ethical Conduct Reporting Policy” applies to our President and Vice President, Secretary/Treasurer, among other members of management. A copy of the code of ethics has been filed with the Securities and Exchange Commission as an exhibit to this Annual Report on Form 20-F and may be accessed through the Commission’s EDGAR database by visiting www.sec.gov.

C. Principal Accounting Fees And Services

PCL’s external auditors are KPMG LLP.

Audit Fees

KPMG LLP billed PCL $724,588 in 2005 and $276,719 in 2004 for audit services. Audit fees were incurred for the audit of our annual financial statements, the audits of the annual financial statements of certain of our consolidated subsidiaries, and services provided in connection with regulatory filings.

Audit Related Fees

None.

Tax Fees

KPMG LLP billed PCL $218,327 in 2005 and $214,773 in 2004 for tax compliance, tax advice, and tax planning services.

All Other Fees

None.

Audit Committee Pre-approval Policy

On August 29, 2005, the audit committee of our board of directors adopted a pre-approval policy for the services provided by our external auditors. According to the policy, which stipulates that the audit committee has complete authority on engagement and remuneration of our external auditors, the audit committee pre-approved the following categories of defined engagements for us and our consolidated subsidiaries as specified below:

•	Audit services: The audit committee will pre-approve all audit services provided by the external auditors through their recommendation of the external auditors as shareholders’ auditors at the company’s annual meeting and through the audit committee’s review of the external auditors’ annual Audit Plan; and

•	Audit-related, tax and other services: Annually, the audit committee will update the list of Pre-Approved Services and pre-approve services that are recurring or otherwise reasonably expected to be provided. The audit committee will be subsequently informed annually of the services on the list for which the auditor has been actually engaged. Any additional requests for pre-approval will be addressed on a case-by-case specific engagement basis. The chair of the audit committee is authorized to pre-approve additional services where the aggregate fees are estimated to be less than or equal to $50,000, provided that the chair reports such approvals to the committee at its next meeting.

The policy also defines audit services, audit-related services, tax services, and other services, with reference to the definitions of these services provided by the rules of the Canadian Securities Administrators. The policy also defines prohibited services, with reference to the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

D. Exemptions From The Listing Standards For Audit Committees

Not applicable.

E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

	Class 1		Class 3
Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share
November 1, 2004 to November 31, 2004	1,100	$19.00	200	$19.00
December 1, 2004 to December 31, 2004	690	$19.00	—	$—
January 1, 2005 to January 31, 2005	960	$19.00	—	$—
February 1, 2005 to February 28, 2005	100	$19.00	—	$—
March 1, 2005 to March 31, 2005	12,280	$20.00	—	$—
April 1, 2005 to April 30, 2005	39,950	$20.00	5,110	$20.00
May 1, 2005 to May 31, 2005	8,660	$20.00	—	$—
June 1, 2005 to June 30, 2005	13,660	$20.00	4,800	$20.00
July 1, 2005 to July 31, 2005	8,970	$20.00	—	$20.00
August 1, 2005 to August 31, 2005	11,230	$20.00	—	$20.00
September 1, 2005 to September 30, 2005	7,850	$20.00	—	$20.00
October 1, 2005 to October 31, 2005	13,900	$20.00	3,900	$20.00
TOTAL	119,350	$19.98	14,010	$19.99

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Auditors’ Report and Financial Statements for the Company are attached hereto as itemized under Item 19(a) and are incorporated herein by reference. Such Financial Statements have been prepared on the basis of Canadian GAAP. A reconciliation to United States GAAP appears in Note 27 thereto.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable. The Company has elected to provide Financial Statements pursuant to Item 17.

ITEM 19.	FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

F-1	Report of Independent Registered Public Accounting Firm;

F-2	Consolidated Balance Sheets;

F-3	Consolidated Statements of Earnings and Retained Earnings;

F-4	Consolidated Statements of Cash Flows; and

F-5	Notes to Consolidated Financial Statements.

B. Exhibits

1.1	Certificate of Amendment and Registration of Restated Articles dated March 2, 2006**

1.2	By-Laws of the Company*

2.1	Unanimous Shareholder Agreement dated effective May 1, 1988, as amended*

4.1	2005 Class 1 Regular Employee Stock Purchase Plan*

4.2	2005 Class 1 Universal Employee Stock Purchase Plan*

4.3	2005 Class 2 Regular Employee Stock Purchase Plan*

4.4	2005 Class 2 Universal Employee Stock Purchase Plan*

4.5	2005 Class 3 Regular Employee Stock Purchase Plan*

4.6	2005 Class 3 Universal Employee Stock Purchase Plan*

4.7	2005 Class 4 Regular Employee Stock Purchase Plan*

8.1	List of subsidiaries, including their jurisdiction of incorporation and names under which they do business*

11.1	Ethical Conduct Reporting Policy**

12.1	Section 13a-14(a)/15d-14(a) Certification of Principal Executive Officer**

12.2	Section 13a-14(a)/15d-14(a) Certification of Principal Financial Officer**

13.1	Section 1350 Certification of Principal Executive Officer and Principal Financial Officer**

*	Previously filed as an exhibit to our registration on Form 20-F filed on May 18, 2005, and incorporated herein by reference.

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PCL EMPLOYEES HOLDINGS LTD.

By:	/s/ GORDON D. MARON
Gordon D. Maron
Vice President, Secretary/Treasurer

Date: March 3, 2006

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125-102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of PCL Employees Holdings Ltd.

We have audited the accompanying consolidated balance sheets of PCL Employees Holdings Ltd. as of October 31, 2005, and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended October 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PCL Employees Holdings Ltd. as of October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 27 to the consolidated financial statements.

As discussed in note 2 to the consolidated financial statements, the consolidated balance sheet as at October 31, 2004 and the consolidated statements of earnings and retained earnings and cash flows and the note disclosures for the two years then ended have been restated to effect the change in the method of translating foreign operations. In addition, segmented information disclosed in note 24 to the consolidated financial statements for the two years ended October 31, 2004 has been restated. Accordingly, our previous auditors’ report dated January 7, 2005 has been withdrawn.

/s/ KPMG LLP

Chartered Accountants

Edmonton, Canada

January 25, 2006, except as to notes 24 and 25(b) which are as of February 8, 2006.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

F-1

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Balance Sheets

As at October 31

(In thousands of Canadian dollars)

	2005	2004
		(Restated - Note 2)
ASSETS
Current Assets
Cash and cash equivalents - Note 13	$491,068	$317,038
Short-term deposits - Note 4	46,546	79,154
Accounts receivable - Note 5	692,312	621,547
Costs and estimated earnings in excess of billings - Note 6	38,777	57,367
Investment in limited liability companies and limited partnerships - Note 26	858	—
Loans receivable - Note 7	1,181	1,218
Future income taxes - Note 15(c)	16,922	9,613

	1,287,664	1,085,937
Investments in marketable securities - Note 8	41,792	38,910
Holdbacks receivable - Note 5	33,330	30,299
Intangible assets - Note 9	4,486	6,216
Property, plant and equipment - Note 10	101,341	92,514
Investment in limited liability companies and limited partnerships - Note 26	7,087	—
Future income taxes - Note 15(c)	4,238	4,387
Accrued benefit asset - Note 22	3,816	3,464

	$1,483,754	$1,261,727

LIABILITIES
Current Liabilities
Accounts payable - Note 11	$516,542	$459,136
Accrued liabilities - Note 12	126,506	97,561
Unearned revenue - Note 6	315,074	199,569
Income taxes payable	21,424	35,042
Bank loans - Note 13	106,356	109,620
Operating bank loans - Note 14	414	576
Future income taxes - Note 15(c)	21,630	25,160

	1,107,946	926,664
Holdbacks payable - Note 11	15,996	18,164
Operating bank loans - Note 14	19	19,600

	1,123,961	964,428

SHAREHOLDERS’ EQUITY
Share capital - Note 16	225,836	192,763
Retained earnings	166,185	132,879
Cumulative translation account - Notes 2 and 17	(32,228)	(28,343)

	359,793	297,299
Commitments and contingencies - Notes 9, 18, 25 and 26

	$1,483,754	$1,261,727

See Notes to Consolidated Financial Statements

On behalf of the Board:

	/S/ J.D. THOMPSON		/S/ H.R. GILLESPIE
J.D. Thompson	DIRECTOR	H.R. Gillespie	DIRECTOR

F - 2

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statements of Earnings and Retained Earnings

Years ended October 31

(In thousands of Canadian dollars, except share data)

	2005	2004	2003
		(Restated - Note 2)	(Restated - Note 2)
Contract revenues	$3,295,489	$3,052,627	$2,625,186
Contract costs	(2,984,185)	(2,799,070)	(2,407,947)

Gross profit	311,304	253,557	217,239
Indirect and administrative expenses	(206,172)	(177,218)	(157,675)
Gain on disposal of property, plant and equipment	2,993	2,812	2,808

Operating profit	108,125	79,151	62,372
Other income - Note 19	17,525	8,885	18,387

Earnings before income taxes	125,650	88,036	80,759
Income taxes - Note 15(a)	(45,846)	(32,268)	(25,473)

Net earnings	79,804	55,768	55,286
Retained earnings at beginning of year	132,879	121,649	110,054

	212,683	177,417	165,340
Dividends	(42,716)	(37,000)	(41,210)
Premium on repurchase of share capital	(3,782)	(7,538)	(2,481)

Retained earnings at end of year	$166,185	$132,879	$121,649

Earnings per share (basic and diluted)	$5.31	$4.03	$4.51
Weighted average number of shares outstanding (basic and diluted) - Note 16	15,034,324	13,852,591	12,245,583

See Notes to Consolidated Financial Statements

F - 3

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statements of Cash Flows

Years ended October 31

(In thousands of Canadian dollars)

	2005	2004	2003
		(Restated - Note 2)	(Restated - Note 2)
CASH PROVIDED BY (USED FOR):

OPERATIONS (Note 20):
Net earnings	$79,804	$55,768	$55,286
Items not involving cash:
Depreciation and amortization	21,729	18,725	16,463
Gain on disposal of property, plant and equipment	(2,993)	(2,812)	(2,808)
Loss (gain) on disposal of marketable securities	(1,870)	3,604	5,732
Write-down of marketable securities	—	3,600	—
Future income taxes - Note 15(a)	(10,465)	(15,774)	7,226
Net change in operating accounts - Note 21	124,166	(32,417)	5,508

	210,371	30,694	87,407

INVESTING:
Investment in marketable securities	(17,472)	(12,000)	(11,517)
Proceeds on disposal of marketable securities	16,460	11,397	11,268
Decrease (increase) in short-term deposits, other than investments held in escrow	48,064	(28,491)	75,653
Decrease (increase) in investments held in escrow	(15,456)	(9,672)	2,483
Purchase of property, plant and equipment	(51,867)	(31,586)	(27,646)
Proceeds on disposal of property, plant and equipment	24,698	4,622	10,173
Proceeds from (increase in) loans receivable	37	8,012	(5,962)
Increase in investment in limited liability companies and limited partnerships	(1,181)	—	—
Increase in intangible assets - Note 9	(107)	—	—
Acquisition of operations, net of cash acquired - Note 9	—	(13,137)	(9,330)
Proceeds from purchase price adjustment - Note 9	—	987	—

	3,176	(69,868)	45,122

FINANCING:
Proceeds from operating bank loans	—	12,389	6,762
Repayment of operating bank loans	(19,743)	(2,343)	(998)
Proceeds from bank loans	699,158	349,233	340,264
Repayments of bank loans	(703,031)	(329,158)	(354,121)
Issuance of share capital	39,724	42,123	34,203
Repurchase of share capital	(10,433)	(18,584)	(6,735)
Dividends paid	(42,716)	(37,000)	(41,210)

	(37,041)	16,660	(21,835)
Unrealized foreign exchange gain	(2,476)	(12,189)	(15,969)

Net increase (decrease) in cash and cash equivalents	174,030	(34,703)	94,725
Cash and cash equivalents at beginning of year	317,038	351,741	257,016

Cash and cash equivalents at end of year	$491,068	$317,038	$351,741

See Notes to Consolidated Financial Statements

F - 4

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Nature of Operations

The Company operates in the construction industry. The Company performs construction services in Canada, the United States and the Bahamas as a general contractor, on either a negotiated or competitive bid basis, or as a construction manager, as well as providing design build services in the following construction markets: (a) commercial and institutional buildings, including construction of shopping centers, educational facilities, airports, light civil structures, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, senior’s facilities, and office buildings; (b) construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, offshore oil production superstructures, forestry projects and power plants; and (c) roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation. The Company’s customers are private and governmental entities.

The length of the Company’s contracts varies, but is typically between one and two years. Contracts generally provide for progress payments, net of holdbacks, to be made as work progresses. Holdbacks, ranging from zero to ten percent, are paid upon substantial completion. In some instances, the Company is able to substitute short-term deposits held in escrow by a financial institution or bank letters of credit in lieu of holdbacks.

(b)	Basis of Accounting

These consolidated financial statements include the accounts of PCL Employees Holdings Ltd. and its subsidiaries and are prepared using generally accepted accounting principles in Canada and reconciled to generally accepted accounting principles in the United States in Note 27. All intercompany transactions and balances are eliminated on consolidation.

Investments in joint ventures are accounted for using the proportionate consolidation method whereby the Company’s share of the assets, liabilities, revenues and expenses is consolidated as outlined in Note 26.

(c)	Profit Recognition on Contracts

For financial reporting purposes, revenue on lump-sum contracts is recognized on the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total cost. Revenue on cost plus and unit price contracts is recognized as work is performed. Under this method, the costs incurred and the related revenue are included in the consolidated statement of earnings and retained earnings as work progresses.

Contract costs include all direct material, labor, and equipment costs and those indirect costs related to contract performance such as indirect labor, supplies, and tool costs. General and administrative costs are charged to expense as incurred.

Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

On all contracts in process where current estimates indicate an ultimate loss, the full amount of the estimated loss is recognized. Construction claims are included in revenue when resolved or collected. Insurance claims are recorded when it is determined that the claim is covered under an existing insurance policy and collection is reasonably assured.

(d)	Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

(e)	Investment in Marketable Securities

Marketable securities are recorded at cost. When there has been a loss in value of an investment that is other than a temporary decline, the investment is written down to recognize the loss.

(f)	Intangible Assets

Intangible assets representing primarily customer lists and relationships, employment contracts and workforce and non- competition arrangements are recorded at cost less accumulated amortization as outlined in Note 9. Intangible assets are being amortized on a straight-line basis over periods ranging from one to five years.

F - 5

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is recorded in the accounts of the Company using the following methods and annual rates which are designed to depreciate the cost of the assets over their estimated useful lives:

Contractor’s moveable equipment	- 20% to 30% declining balance
Buildings - frame	- 10% declining balance
- brick	- 4% to 5% declining balance
Automobiles and trucks	- 30% declining balance
Computer hardware	- 30% to 45% declining balance
Leasehold improvements	- Straight-line over the terms of the leases
which vary up to five years
Office furniture and fixtures	- 20% declining balance
Land improvements	- Straight-line over five years
Computer software	- 100% annually

(h)	Long-Lived Assets

Long-lived assets subject to depreciation are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable. If such events or change in circumstances exist, the carrying value of the assets are compared to estimated future cash flows generated over the remaining useful life of the asset. If the carrying value of the assets exceed the estimated future cash flows, impairments are recognized for the excess of the carrying value over fair value of the assets.

(i)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of enactment or substantive enactment.

(j)	Translation of Foreign Currency

The monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at the year end exchange rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. All exchange gains or losses are recognized currently in earnings.

The Company’s foreign operations are translated using the current rate method, whereby assets and liabilities are translated at year-end exchange rates. Revenues and expenses are translated at the average rate of exchange over the fiscal period. The resulting unrealized exchange gains and losses are deferred and recorded as a separate component of shareholders’ equity.

F - 6

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Employee Future Benefits

The Company has a defined benefit pension plan covering certain salaried employees. The Company has adopted the following policies:

(i)	The cost of the accrued benefit obligations for pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages and other actuarial factors.

(ii)	For the purpose of calculating expected return on plan assets, those assets are valued at fair value.

(iii)	Past service costs from plan amendments are deferred and amortized on a straight-line basis over the average remaining service period of employees active at the date of the amendment.

(iv)	Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gains (losses) over 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans is 4 years (2004 - 4 years; 2003 - 5 years).

(v)	On November 1, 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company is amortizing the transitional pension asset on a straight-line basis over 6 years, which was the average remaining service period of the active employees expected to receive benefits under the pension benefit plan as of November 1, 2000.

(vi)	When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

The Company also has a Canadian and a United States defined contribution plan providing pension benefits for the remainder of its salaried employees. The cost of the defined contribution plan is recognized based on the contributions required to be made during each period. The Company has no obligations for employee non-pension future benefits.

(l)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company estimates the total contract cost and the extent of progress toward completion of contracts and recognizes a loss if the total estimated costs exceed the contract value. The actual costs to complete the contract and the ultimate amount of revenue to be recognized could differ from those estimates.

The Company believes that an allowance for doubtful accounts is not required at October 31, 2005 or October 31, 2004. This belief is based on the credit worthiness of the Company’s customers and a prior history of minimal write-offs.

(m)	Variable-interest Entities

The Company consolidates variable-interest entities (“VIE”) when it is the primary beneficiary, as described in the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15 “Consolidation of Variable-Interest Entities”.

F - 7

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

2.	RESTATEMENT

In preparing the financial statements for the fiscal year ended October 31, 2005, the Company reviewed the accounting treatment of the translation of foreign currency of the Company’s foreign operations and its segmented information.

The Company has determined that it has four reportable segments instead of the two reportable segments as previously reported. The segmented information has been revised to reflect four reportable segments.

In 2004 and earlier years, the Company accounted for its foreign operations as integrated operations using the temporal method. Under this method, monetary assets and liabilities were translated into Canadian dollars using year-end rates of exchange and non-monetary assets and liabilities were translated at applicable historical rates of exchange. Revenue and expenses were translated at the annual average rate of exchange. The resulting gains or losses were included in earnings.

In preparing the financial statements for the year ended October 31, 2005, the Company reviewed its determination of the nature of its foreign operations and the related translation method. Based upon this review, the Company has concluded that the Company’s foreign operations have been self-sustaining since November 1, 2001. Therefore, the Company has determined that it is necessary to restate all reported periods after November 1, 2001 to translate the Company’s foreign operations using the current rate method, whereby assets and liabilities are translated at year-end exchange rates. The resulting unrealized exchange gains and losses are deferred and recorded as a separate component of shareholders’ equity.

The impact of the restatement on the Consolidated Statements of Earnings is as follows:

	As Previously Reported	Adjustments	As Restated
Year ended October 31, 2004
Contract costs	$(2,798,871)	$(199)	$(2,799,070)
Indirect and administrative expenses	(176,988)	(230)	(177,218)
Other income	675	8,210	8,885
Net earnings	$47,987	$7,781	$55,768

Year ended October 31, 2003
Indirect and administrative expenses	$(157,517)	$(158)	$(157,675)
Other income	3,941	14,446	18,387
Net earnings	$40,998	$14,288	$55,286

The impact of the restatement on the Consolidated Balance Sheets is as follows:

	As Previously Reported	Adjustments	As Restated
As at October 31, 2004
Accounts receivable	$623,759	$(2,212)	$621,547
Intangible assets	6,608	(392)	6,216
Property, plant and equipment	93,909	(1,395)	92,514
Retained earnings	108,535	24,344	132,879
Cumulative translation account	$—	$(28,343)	$(28,343)

F - 8

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

2.	RESTATEMENT (continued)

The impact of the restatement on the Consolidated Statements of Cash Flows is as follows:

	As Previously Reported	Adjustments	As Restated
Year ended October 31, 2004
Net earnings	$47,987	$7,781	$55,768
Depreciation and amortization	19,264	(539)	18,725
Net change in operating accounts	(34,629)	2,212	(32,417)
Purchase of property, plant and equipment	(29,213)	(2,373)	(31,586)
Proceeds on disposal of property, plant and equipment	4,877	(255)	4,622
Proceeds from purchase price adjustment	1,068	(81)	987
Unrealized foreign exchange gain	$(5,444)	$(6,745)	$(12,189)

Year ended October 31, 2003
Net earnings	$40,998	$14,288	$55,286
Depreciation and amortization	16,738	(275)	16,463
Proceeds on disposal of property, plant and equipment	11,505	(1,332)	10,173
Unrealized foreign exchange gain	$(3,288)	$(12,681)	$(15,969)

3.	NEW ACCOUNTING POLICIES

Variable-interest Entities

Effective November 1, 2004, the Company adopted on a prospective basis the CICA Accounting Guideline 15 “Consolidation of Variable-Interest Entities”. The guideline requires the primary beneficiary of a VIE to consolidate the VIE when the majority equity owner has not provided the VIE with sufficient funding through equity to allow it to finance its activities without relying on financial support from other parties with an interest in the VIE. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both.

This change in accounting policy did not have a significant impact on the consolidated financial statements.

4.	SHORT-TERM DEPOSITS

Short-term deposits of $38,769 (2004 -$23,313) are held in escrow by a financial institution and are assigned to certain customers in lieu of holdback on contract accounts receivable. These deposits are typically released upon project completion.

5.	ACCOUNTS RECEIVABLE

	2005	2004
		(Restated - Note 2)
Trade accounts receivable	$511,826	$477,463
Holdbacks receivable within one year	180,486	144,084

	692,312	621,547
Holdbacks receivable beyond one year	33,330	30,299

	$725,642	$651,846

F - 9

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

6.	COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

	2005	2004
Costs incurred on uncompleted contracts	$6,083,867	$3,686,787
Estimated earnings	295,214	151,245

	6,379,081	3,838,032
Less billings to date	6,655,378	3,980,234

	$(276,297)	$(142,202)

Included in the accompanying consolidated balance sheets under the following captions:
Costs and estimated earnings in excess of billings	$38,777	$57,367
Unearned revenue	(315,074)	(199,569)

	$(276,297)	$(142,202)

7.	LOANS RECEIVABLE

	2005	2004
Loan receivable from an unrelated company, in the amount of U.S. $1,000, interest at prime plus 3% per annum, due no later than April 30, 2006	$1,181	$1,218

8.	INVESTMENT IN MARKETABLE SECURITIES

The market value of the securities is $45,719 (2004 - $39,645).

As at October 31, 2004, the Company recorded a write-down of marketable securities of $3,600 as management had determined that their decline in values was other than a temporary decline.

9.	INTANGIBLE ASSETS

(a)	The intangible assets balance consists of the following:

	2005	2004
		(Restated - Note 2)
Intangible assets at cost	$8,331	$8,342
Accumulated amortization	3,845	2,126

Net	$4,486	$6,216

Amortization expense in the amount of $1,787 (2004 - $1,606; 2003 - $484) has been included in indirect and administrative expenses in the consolidated statements of earnings and retained earnings.

F - 10

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

9.	INTANGIBLE ASSETS (continued)

(b)	On January 1, 2004, the Company acquired the assets and operations of Melloy & Associates Ltd.’s industrial services business in Edmonton, Alberta. The acquisition was accounted for using the purchase method and the results of operations have been included in the consolidated financial statements from the date of acquisition.

The aggregate cash purchase price was $11,153 which can be summarized as follows:

Current assets	$15,020
Restrictive covenant	3,000
Property, plant and equipment	1,448
Current liabilities	(8,315)

Net assets acquired	$11,153

The Company may pay additional contingent consideration if the subsidiary’s earnings exceed certain annual amounts. This additional consideration period ends October 31, 2006 and is limited to an aggregate maximum amount payable of $4,000. In 2005 additional consideration of $107 (2004 - $nil) was recorded as an increase to intangible assets.

(c)	On December 5, 2003, the Company acquired the assets and operations of Grand Sierra Construction Ltd.’s construction business in Surrey, British Columbia. The acquisition was accounted for using the purchase method and the results of operations have been included in the consolidated financial statements from the date of acquisition.

The aggregate cash purchase price was $675 which can be summarized as follows:

Current assets	$3,398
Current liabilities	(2,723)

Net assets acquired	$675

No intangible asset was recorded on this acquisition.

(d)	On December 5, 2003, the Company acquired all of the outstanding shares of Grand Sierra Equipment Ltd.’s equipment rental business in Surrey, British Columbia. The acquisition was accounted for using the purchase method and the results of operations have been included in the consolidated financial statements from the date of acquisition.

The aggregate cash purchase price was $1,309 which can be summarized as follows:

Current assets	$423
Property, plant and equipment	3,061
Intangible assets	1,457
Other assets	182
Current liabilities	(626)
Related party debt	(1,669)
Long-term debt	(1,519)

Net assets acquired	$1,309

F - 11

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

9.	INTANGIBLE ASSETS (continued)

(e)	On October 1, 2003, the Company acquired the assets and operations of Teton Industrial Group, Inc.’s industrial construction business in Atlanta, Georgia. The acquisition was accounted for using the purchase method and the results of operations have been included in the consolidated financial statements from the date of acquisition.

The aggregate cash purchase price was $11,308 (U.S. $8,576) which can be summarized as follows:

Current assets, excluding cash acquired of $ 1,978 (U.S. $ 1,500)	$15,115
Intangible assets	3,195
Property, plant and equipment	5,538
Current liabilities	(12,540)

Total assets acquired	$11,308

In 2004, pursuant to the price adjustment clause in the purchase agreement, the Company received proceeds of $987 (U.S. $810) which was applied against the carrying costs of the intangible assets.

The Company may pay additional contingent consideration if the subsidiary’s earnings exceed certain annual amounts. This additional consideration period ends October 31, 2008 with a U.S. $3,000 aggregate maximum amount payable. No additional consideration was required for 2005.

10.	PROPERTY, PLANT AND EQUIPMENT

October 31, 2005	Cost	Accumulated Depreciation	Net Book Value
Contractor’s moveable equipment	$105,524	$65,056	$40,468
Buildings	34,278	10,769	23,509
Automobiles and trucks	16,569	7,948	8,621
Computer hardware	11,452	6,297	5,155
Leasehold improvements	8,123	5,748	2,375
Office furniture and fixtures	3,011	1,822	1,189
Land improvements	2,676	1,497	1,179
Computer software	3,281	3,100	181

	184,914	102,237	82,677
Land	8,492	—	8,492
Building under construction	10,172	—	10,172

	$203,578	$102,237	$101,341

F - 12

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

10.	PROPERTY, PLANT AND EQUIPMENT (continued)

October 31, 2004	Cost	Accumulated Depreciation	Net Book Value
	(Restated - Note 2)	(Restated - Note 2)	(Restated - Note 2)
Contractor’s moveable equipment	$86,466	$57,642	$28,824
Buildings	33,067	10,944	22,123
Automobiles and trucks	12,043	7,603	4,440
Computer hardware	10,418	5,967	4,451
Leasehold improvements	7,511	4,713	2,798
Office furniture and fixtures	2,799	1,602	1,197
Land improvements	1,536	1,369	167
Computer software	2,916	2,846	70

	156,756	92,686	64,070
Land	26,232	—	26,232
Building under construction	2,212	—	2,212

	$185,200	$92,686	$92,514

The building under construction is expected to be placed into use during fiscal 2006. Depreciation expense in the amount of $19,942 (2004 - $17,119; 2003 - $15,979) has been included in indirect and administrative expenses in the consolidated statements of earnings and retained earnings.

11.	ACCOUNTS PAYABLE

	2005	2004
Trade accounts payable	$362,944	$336,421
Holdbacks payable within one year	153,598	122,715

	$516,542	$459,136
Holdbacks payable beyond one year	15,996	18,164

	$532,538	$477,300

12.	ACCRUED LIABILITIES

	2005	2004
Accrued payroll liabilities	$40,151	$29,344
Bonus provision	61,790	46,299
Other	24,565	21,918

	$126,506	$97,561

13.	BANK LOANS

The U.S. $90,040 (2004 - $90,000) bank loans have maturity dates ranging from 30 to 365 days and are covered by credit facilities with maturity dates of November 2005 and October 2006. Interest on these loans is designed to vary with the bank’s United States prime rate plus .50% or the London Interbank Offering Rate plus .33% at the Company’s option. Cash equivalents of $111,750 (2004 - $ 114,736) are hypothecated in favour of the bank under the terms of the credit facilities. Interest expense of $3,609 (2004 - $1,578; 2003 - $1,882) is included in indirect and administrative expenses.

In addition to these bank loans, the Company has access to lines of credit in the amount of $ 121,000. As at October 31, 2005, the Company has utilized $59,321 of these lines of credit, all in the form of letters of credit.

At October 31, 2005, the Canadian dollar equivalent to these U.S. dollar denominated bank loans is $106,356 (2004 - $109,620)

F - 13

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

14.	OPERATING BANK LOANS

	2005	2004
Operating bank loan, in the amount of U.S. $nil (2004 - $4,992), due March 2006, interest at 20%, secured by a deed of trust, fixture filing and security agreement, assignment of plans, specifications and significant contracts, and an assignment of leases and rents of a joint venture	$—	$9,902

Operating bank loan, in the amount of U.S. $nil (2004 - $4,069), due February 2006, interest at the lower of the U.S. bank’s prime rate plus 0.50% or the London Interbank Offering Rate plus 3%, but not less than 4.75%, secured by a construction deed of trust, assignment of rents, security agreement and fixture filing of a joint venture	—	4,956

Operating bank loan, in the amount of U.S. $nil (2004 - $3,524), due no later than July 2010, interest at 5.75%, secured by the Company’s investment in a joint venture	—	4,293

Operating bank loan, due May 2006, interest at 8.25%, unsecured	264	727

Operating bank loan, due November 2006, interest at 6.38%, unsecured	139	258

Vehicle loan, due April 2008, non-interest bearing, unsecured	30	40

	433	20,176
Less current portion	(414)	(576)

	$19	$19,600

Interest on operating bank loans has been recorded as follows: $nil (2004 - $2,059) has been capitalized to property, plant and equipment and $nil (2004 - $100) has been capitalized to costs in excess of billings.

15.	INCOME TAXES

(a)	Components of income tax expense (benefit) are as follows:

	2005	2004	2003
Current income taxes:
Canadian Federal	$24,876	$29,283	$10,609
Canadian Provincial	12,808	11,422	5,527
U.S. Federal	16,717	5,616	510
U.S. State	1,910	1,721	1,601

	56,311	48,042	18,247

Future income taxes:
Canadian Federal	$(2,326)	$(8,986)	$4,453
Canadian Provincial	(1,054)	(6,788)	2,773
U.S. Federal	(6,358)	—	—
U.S. State	(727)	—	—

	(10,465)	(15,774)	7,226

	$45,846	$32,268	$25,473

F - 14

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

15.	INCOME TAXES (continued)

(b)	Income tax expense differs from the amount that would be computed by applying the combined Federal and Provincial or State income tax rates of 35% (2004 - 35%; 2003 - 38%) to earnings before income taxes. The reasons for the differences are as follows:

	2005		2004		2003
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
			(Restated - Note 2)		(Restated - Note 2)
Income tax at statutory rate	$43,978	35.00	$30,813	35.00	$30,688	38.00
Non-taxable capital gains	(2,260)	(1.80)	(853)	(0.97)	(1,594)	(1.97)
Effect of enacted future tax rates	472	0.38	(249)	(0.28)	(3,721)	(4.61)
Recognition of previously unrecognized temporary differences and other changes in estimates	2,848	2.27	2,586	2.94	(425)	(0.53)
Manufacturing and processing tax deduction	—	—	(222)	(0.25)	(311)	(0.39)
Large corporation tax, refundable tax, permanent differences and other	808	0.64	193	0.21	836	1.04

	$45,846	36.49	$32,268	36.65	$25,473	31.54

(c)	The tax effects that give rise to significant portions of the future tax assets and future tax liabilities at October 31, 2005 and 2004 are presented below:

	2005	2004
Future tax assets:
Unearned revenue	$38,869	$18,194
Accounts payable, principally due to holdbacks payable	37,769	34,241
Accrued liabilities not claimed for tax	21,774	10,411
Property, plant and equipment - differences between net book value and undepreciated capital cost	1,176	2,465
Losses carried forward for tax purposes	3,508	11,294
Other	3,817	3,756

	106,913	80,361
Less valuation allowance	(2,082)	(2,075)

	104,831	78,286

Future tax liabilities:
Accounts receivable, principally due to holdbacks receivable and uncertified progress billings	99,628	87,412
Other	5,673	2,034

	105,301	89,446

Net future tax liability	$470	$11,160

The net future tax liability is presented in the consolidated balance sheets as follows:
Current assets	$16,922	$9,613
Non-current assets	4,238	4,387
Current liabilities	21,630	25,160

Net future tax liability	$470	$11,160

F - 15

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

15.	INCOME TAXES (continued)

(d)	Losses carried forward:

Non-capital losses

Non-capital losses carried forward for tax purposes will expire as follows:

Year ending October 31:

2006	$—
2007	—
2008	—
2009	394
2010	363
2011	3,739
2012	182

$4,678

Capital losses

The Company has net capital losses carried forward for tax purposes of $10,545 (2004 - $8,744) that do not expire.

(e)	Certain taxes paid by the Company on investment income are refundable at the rate of $1 for every $3 of taxable dividends paid. Such tax and its recovery are charged to retained earnings. At October 31, 2005 $1,746 of refundable taxes have been fully recovered (2004 - $1,630; 2003 - $2,791).

16.	SHARE CAPITAL

(a)	Authorized:

The Company is authorized to issue unlimited numbers of Class 1, 2, 3 and 4 common shares in each series. Class 1 and 2 shares are non-voting shares and Class 3 and 4 shares have voting rights. Each year a new series of shares is issued and the series number assigned corresponds to the year of issue.

The Unanimous Shareholder Agreement provides that the Company can only issue shares to employees and directors (and their personal corporations) of PCL Employees Holdings Ltd. and its subsidiaries and affiliates. No shareholder (or related group of shareholders) may own more than 11% of the outstanding voting shares. The Company has the option or right (subject to applicable laws) to repurchase shares of the Company in certain situations. The Company has the option to purchase the shares of a shareholder (i) who ceases to be an employee for any reason other than death or disability, including dismissal or resignation, (ii) whose shares are seized or transferred pursuant to court order or who becomes bankrupt, (iii) who breaches certain provisions of the Unanimous Shareholder Agreement, or (iv) if that shareholder is a corporation, it ceases to be controlled by an employee or director of the Company or its subsidiaries and affiliates. It also provides that the Company is obligated (subject to applicable laws) to repurchase the shares of an employee in a limited number of situations, being the employee having reached the age of 64 while still an employee, or the death or disability (as defined in the Unanimous Shareholder Agreement) of the employee. The purchase price for any shares that the Company has the obligation or option to purchase is the “Adjusted Consolidated Book Value” of the shares, as determined by the Board.

F - 16

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

16.	SHARE CAPITAL (continued)

(b)	Issued:

	Class 1	Class 2	Class 3	Class 4	Total
Number of shares (all series):

Outstanding, October 31, 2002	2,918,845	4,592,996	980,870	2,861,600	11,354,311
Issued during the year	456,958	1,011,570	167,860	241,890	1,878,278
Repurchased during the year	(133,060)	(138,240)	(100)	(99,000)	(370,400)

Outstanding, October 31, 2003	3,242,743	5,466,326	1,148,630	3,004,490	12,862,189
Issued during the year	590,407	1,197,015	227,070	214,710	2,229,202
Repurchased during the year	(105,950)	(310,930)	(187,690)	(374,120)	(978,690)
Realigned shares	(65,590)	65,590	3,830	(3,830)	—

Outstanding, October 31, 2004	3,661,610	6,418,001	1,191,840	2,841,250	14,112,701
Issued during the year	467,610	1,154,035	198,161	167,390	1,987,196
Repurchased during the year	(119,350)	(343,395)	(14,010)	(45,530)	(522,285)

Outstanding, October 31, 2005	4,009,870	7,228,641	1,375,991	2,963,110	15,577,612

Stated capital (all series):

Outstanding, October 31, 2002	$33,383	$55,707	$12,416	$31,703	$133,209
Issued during the year	8,340	18,461	3,063	4,415	34,279
Repurchased during the year	(1,641)	(1,626)	(2)	(985)	(4,254)

Outstanding, October 31, 2003	$40,082	$72,542	$15,477	$35,133	$163,234
Issued during the year	11,218	22,743	4,314	4,080	42,355
Repurchased during the year	(1,269)	(3,122)	(2,395)	(4,260)	(11,046)
Realigned shares	(633)	633	58	(58)	—

Outstanding, October 31, 2004	$49,398	$92,796	$17,454	$34,895	$194,543
Issued during the year	9,352	23,081	3,963	3,348	39,744
Repurchased during the year	(1,839)	(3,813)	(261)	(738)	(6,651)

Outstanding, October 31, 2005	$56,911	$112,064	$21,156	$37,505	$227,636

	Share capital outstanding	Share purchase loans	Share capital outstanding net of share purchase loans
October 31, 2004	$194,543	(1,780)	$192,763
October 31, 2005	$227,636	(1,800)	$225,836

Share purchase loans are non-interest bearing and are repaid by payroll deductions over a period of three years. The employee shareholder grants an option to the Company to repurchase the shares in the event of default by the shareholder under the promissory note and grants security in respect of the proceeds of sale under the option.

F - 17

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

17.	CUMULATIVE TRANSLATION ACCOUNT

Exchange gains and losses arising from the translation of the financial statements of the Company’s self-sustaining foreign operations are deferred and included in the cumulative translation account. When there is a reduction in the Company’s net investment in a self-sustaining foreign operation, a proportionate amount of the cumulative translation account is included in the determination of consolidated net earnings.

Significant changes in the cumulative translation account are as follows:

	2005	2004
		(Restated - Note 2)
Balance, beginning of year	$(28,343)	$(19,076)
Effect of exchange rate changes during the year	(3,885)	(9,267)

Balance, end of year	$(32,228)	$(28,343)

18.	LEASE COMMITMENTS

Future minimum lease payments for non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

Year ending October 31:

2006	$4,333
2007	3,027
2008	2,131
2009	1,797
2010	2,317
2011 and thereafter	2,449

$16,054

19.	OTHER INCOME

	2005	2004	2003
		(Restated - Note 2)	(Restated - Note 2)
Interest income	$9,978	$8,762	$8,867
Foreign exchange gain	2,897	7,327	15,252
Equity in earnings of limited liability companies and limited partnerships	2,780	—	—
Gain (loss) on disposal of marketable securities	1,870	(3,604)	(5,732)
Write-down of marketable securities	—	(3,600)	—

	$17,525	$8,885	$18,387

20.	SUPPLEMENTAL CASH FLOW INFORMATION

	2005	2004	2003
Interest paid	$4,632	$1,996	$2,183
Interest received	10,467	8,507	7,534
Income taxes paid	69,929	20,209	8,311

F - 18

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

21.	NET CHANGE IN OPERATING ACCOUNTS

	2005	2004	2003
		(Restated - Note 2)
Accounts receivable	$(70,765)	$(87,002)	$(40,185)
Holdbacks receivable	(3,031)	(4,393)	5,266
Accrued benefit asset	(352)	229	(1,110)
Accounts payable	57,406	(5,326)	42,318
Accrued liabilities	28,945	11,451	(4,267)
Holdbacks payable	(2,168)	5,069	(4,509)
Unearned revenue, net	127,749	19,722	(1,941)
Income taxes payable	(13,618)	27,833	9,936

	$124,166	$(32,417)	$5,508

22.	EMPLOYEE BENEFIT PLANS

Canada

The Company has a defined benefit pension plan which includes a defined contribution pension plan for its resident Canadian employees. Under the defined contribution portion, the employees’ contributions of up to 5% of their gross salary are matched by the Company. Contributions are required only for employees’ current services. The combined contributions are invested by the individual employees, at their discretion, in any of several mutual funds offered by the plan.

The defined benefit portion provides a benefit based on a percentage of final average earnings and years of service. Independent consultants prepared an actuarial valuation for funding purposes at December 31, 2002 which has been extrapolated to October 31, 2005 and October 31, 2004. The next required valuation is December 31, 2005.

The reconciliation of the funded status of the defined benefit plan to the amounts recorded in the financial statements is as follows:

	2005	2004
Accrued benefit obligation:
Balance, beginning of year	$19,867	$19,460
Current service cost	173	251
Interest cost	1,141	1,141
Benefits paid	(1,456)	(1,402)
Actuarial loss	797	417
Transfers in	1,060	—

Balance, end of year	$21,582	$19,867
Plan assets:
Fair value, beginning of year	$18,277	$17,321
Actual return on plan assets	1,670	1,601
Employer contributions	611	699
Employees’ contributions	53	58
Benefits paid	(1,456)	(1,402)
Transfers in	962	—

Fair value, end of year	$20,117	$18,277
Accrued benefit asset (liability):
Funded status	$(1,465)	$(1,590)
Unamortized net actuarial loss	6,444	7,381
Unamortized transitional asset	(1,163)	(2,327)

Accrued benefit asset	$3,816	$3,464

F - 19

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

22.	EMPLOYEE BENEFIT PLANS (continued)

During the year, benefits paid out of the defined benefit plan were $1,456 (2004 - $1,402; 2003 - $1,822). The percentage of the fair value of plan assets by major category is as follows:

	2005	2004
Equities	54.4%	53.9%
Debt securities	31.9%	31.4%
Cash and other	13.7%	14.7%

	100.0%	100.0%

Significant actuarial assumptions used to determine both the accrued benefit obligation and the benefit cost are as follows (weighted average):

	2005	2004
Discount rate	5.25%	5.75%
Expected long-term rate of return on plan assets	7.00%	7.00%
Rate of compensation increase	2.75%	2.75%

Total cash amounts recognized as paid or payable by the Company to both the defined contribution and defined benefit portions of the pension plan for 2005 were $4,352 (2004 - $3,859; 2003 - $2,771). Contributions not required in 2005 were $nil (2004 - $nil; 2003 - $511).

The elements of the Company’s defined benefit plan costs recognized in the year are as follows:

	2005	2004	2003
Current service cost (employer portion)	$120	$193	$240
Interest cost	1,141	1,141	1,137
Expected return on plan assets	(1,285)	(1,190)	(1,195)
Transfers	98	—	—
Amortization of transitional asset	(1,164)	(1,164)	(1,164)
Amortization of net actuarial loss	1,349	1,948	1,216

Net benefit plan cost (income)	$259	$928	$234

The Company’s best estimate of contributions to be paid to the plan during the year ended October 31, 2006 is $596.

The benefits expected to be paid under the defined benefit pension plan are as follows:

Year ending October 31:
2006	$1,742
2007	1,832
2008	1,856
2009	1,853
2010	1,910
2011 - 2016	10,933

$20,126

United States

The Company has a qualified defined contribution 401(k) plan which covers substantially all resident United States salaried employees. Eligible participants may contribute a portion of their annual salary, subject to certain limitations. The Company matches 50% of the first 8% that a participant contributes of compensation. The participant’s contributions are 100% vested and non-forfeitable. The Company’s matching contributions vest over a seven-year period. The Company's contributions totalled $1,999 (2004 - $1,808; 2003 - $1,773).

F - 20

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

23.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Risk Management Activities

The Company operates primarily in the commercial construction, civil construction and processing sectors through operating subsidiaries in Canada and the United States. The Company manages the associated business risks set out below to the extent possible.

Foreign Exchange Risk

The Company uses the U.S. dollar bank loans as outlined in Note 13, to manage its exposure to foreign exchange risk on its United States dollar denominated assets and liabilities. The total loan balance is maintained at a level approximating the Company’s U.S. dollar net assets.

Credit Risk

The Company is exposed to financial risk arising from changes in the credit quality of its customers which could affect the Company's earnings. The Company does not have a significant exposure of credit risk to any individual customer.

(b)	Fair Value of Financial Instruments

The fair value of the Company’s cash and cash equivalents, short-term deposits, accounts receivable, holdbacks, loans receivable, accounts payable, bank loans and operating bank loans approximate their carrying amounts.

24.	SEGMENT INFORMATION

The Company operates in the construction industry and performs construction services in Canada, the United States and the

Bahamas for a wide variety of public and private clients. The Company’s operations are categorized into four industry segments:

Buildings – Canada, Buildings – U.S., Heavy Industrial - Canada, and Heavy Civil. The Buildings segments performs construction services for commercial and institutional buildings, including construction of shopping centers, educational facilities, airports, light civil structures, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, senior’s facilities, and office buildings. The Heavy Industrial segment performs construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, offshore oil production superstructures, forestry projects and power plants. The Heavy Civil segment performs construction services for roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation.

Transactions between segments are recorded at cost. The accounting policies for the reportable operating segments are those outlined in Note 1, Significant Accounting Policies.

	Reportable Segments
October 31, 2005	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Heavy Civil	Other(a)	Total	Consolidating Eliminations		Consolidated Total
Contract revenues	$1,555,032	$861,079	$447,803	$335,437	$96,043	$3,295,394	$95		$3,295,489
Contract costs	(1,440,056)	(815,483)	(385,256)	(300,747)	(83,226)	(3,024,768)	40,583	(b)	(2,984,185)

Gross profit	114,976	45,596	62,547	34,690	12,817	270,626	40,678		311,304
Indirect and administrative expenses	(35,679)	(27,790)	(16,924)	(8,467)	(6,929)	(95,789)	(110,383	)(c)	(206,172)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	2,993		2,993

Operating profit (loss)	$79,297	$17,806	$45,623	$26,223	$5,888	$174,837	$(66,712)		$108,125

Total assets	$584,240	$266,278	$203,242	$141,403	$49,180	$1,244,343	$239,411	(d)	$1,483,754

F - 21

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

24.	SEGMENT INFORMATION (continued)

	Reportable Segments
October 31, 2004	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Heavy Civil	Other(a)	Total	Consolidating Eliminations		Consolidated Total
									(Restated -Note 2)
Contract revenues	$1,523,165	$873,940	$359,518	$211,909	$84,095	$3,052,627	$—		$3,052,627
Contract costs	(1,436,558)	(823,172)	(310,283)	(186,475)	(68,620)	(2,825,108)	26,038	(b)	(2,799,070)

Gross profit	86,607	50,768	49,235	25,434	15,475	227,519	26,038		253,557
Indirect and administrative expenses	(31,955)	(28,078)	(15,267)	(8,686)	(7,347)	(91,333)	(85,885	)(c)	(177,218)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	2,812		2,812

Operating profit (loss)	$54,652	$22,690	$33,968	$16,748	$8,128	$136,186	$(57,035)		$79,151

Total assets	$548,666	$209,324	$170,298	$97,491	$30,049	$1,055,828	$205,899	(d)	$1,261,727

	Reportable Segments
October 31, 2003	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Heavy Civil	Other(a)	Total	Consolidating Eliminations		Consolidated Total
									(Restated -Note 2)
Contract revenues	$1,218,540	$852,645	$257,188	$277,123	$19,690	$2,625,186	$—		$2,625,186
Contract costs	(1,143,682)	(810,169)	(226,713)	(251,033)	(16,710)	(2,448,307)	40,360	(b)	(2,407,947)

Gross profit	74,858	42,476	30,475	26,090	2,980	176,879	40,360		217,239
Indirect and administrative expenses	(29,703)	(31,010)	(13,854)	(8,612)	(2,729)	(85,908)	(71,767	)(c)	(157,675)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	2,808		2,808

Operating profit (loss)	$45,155	$11,466	$16,621	$17,478	$251	$90,971	$(28,599)		$62,372

Total assets	$468,385	$194,227	$108,439	$118,196	$7,934	$897,181	$233,732	(d)	$1,130,913

(a)	In all years, consist of those operating segments not meeting the quantitative thresholds to qualify as a reportable operating segment. The sources of contract revenues are from the Company’s heavy industrial operations in the United States and buildings operations in the Bahamas.

(b)	In all years, consolidating eliminations for intersegment transactions.

(c)	In all years, consist of corporate general and administrative expenses, depreciation, and bonuses not allocated to reportable segments for internal reporting purposes.

(d)	In all years, corporate assets consist principally of cash and cash equivalents, short term deposits, accounts receivable, investment in marketable securities and property, plant and equipment. Capital expenditures are not allocated to reportable segments for internal reporting purposes.

Information concerning principal geographic areas is as follows:

	2005	2004	2003
		(Restated -Note 2)	(Restated -Note 2)
Contract Revenues
Canada	$2,002,928	$1,883,475	$1,476,964
United States	1,292,372	1,169,152	1,148,222
Bahamas	189	—	—

	$3,295,489	$3,052,627	$2,625,186

Long-Lived Assets (i)
Canada	$71,687	$58,786	$44,361
United States	34,140	39,944	38,930

	$105,827	$98,730	$83,291

(i)	Long-lived assets consist of property, plant and equipment and intangible assets.

F - 22

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

25.	OTHER MATTERS

(a)	Legal or Arbitration Proceedings

On October 20, 2003 PCL Civil Constructors, Inc. (“Civil”) submitted a claim in the amount of US$15,350 to Earth Tech Inc., Great American Insurance Company (Project Specific Policy carrier) and Indian Harbor Insurance Co. (Earth Tech Inc.’s Corporate Professional Liability carrier) for all costs related to segment cracking which occurred as a result of design errors and omissions by Earth Tech Inc. Mediation was unsuccessful and Civil filed a complaint against Earth Tech Inc. on August 5, 2005. Earth Tech Inc. filed a countercomplaint on November 28, 2005 seeking US$100 for additional work. Earth Tech Inc. also filed a Third Party Complaint on November 28, 2005 against Parsons Transportation Group, an engineer on the project. Civil expects to file an amended complaint adding additional defendants and finalizing the damage claim in the spring of 2006. All costs associated with the project and re-work have been reflected in the operations of the Company. Recovery of claim proceeds will be reflected in the year that the claim is resolved.

PCL Construction Services, Inc. (“Services”) filed two certified claims, requests for equitable adjustments, under the U.S. Contract Disputes Act relating to disputes involving the Hoover Dam Visitor’s Center contract originating in April 1994. A claim for approximately US$2,400 was filed on April 28, 2005 for additional work added to the contract. This claim was denied on September 30, 2005. An additional claim for approximately US$19,700 was filed on September 13, 2005 for delays and disruptions not caused by Services. A decision on this claim is expected in January 2006. Services is expected to appeal any and all claim denials. Should the litigation be successful, it may have a significant positive impact on the Company’s financial position and profitability in the year that the claim is resolved.

On November 20, 2003, a suit was filed in the Superior Court of Arizona, Maricopa County by Colorado River Indian Tribes (“CRIT”), the Owner, against Tri-Star Theme Builders, Inc./PCL Construction Services, Inc., a joint venture (the “Joint Venture”), the general contractor, in connection with a claim that arose out of the construction of the Blue Water Resort & Casino (the “Project”) on the CRIT’s reservations near Park, Arizona. The Owner contends that the estimated cost to repair allegedly defective work exceeds US$17,000, and lost revenues due to business interruption during those repairs are projected by the Owner to be between US$12,000 and US$21,000. The parties are progressing through mediation. In the event the mediation fails, the pending litigation is scheduled to proceed to trial in the spring of 2006. The Joint Venture intends to vigorously defend itself against this claim. The Company has established reserves that it believes are sufficient to address the financial impact of the ultimate resolution of this claim.

On June 30, 2003, a suit was filed in the Superior Court in Orange County, by J.L Davidson against PCL Construction Services, Inc. (“Services”). The action arises out of the Hyatt Huntington Beach Resort & Spa project (the “Project”), on which Services was the general contractor, and J.L Davidson was a subcontractor to Services. J.L Davidson is seeking approximately US$2,600 in damages from Services. Services has counterclaims of US$2,600 against J.L Davidson, which have been asserted by way of a cross-complaint filed by Services. Services and J.L. Davidson have agreed to move the dispute out of court and into binding arbitration. It is planned that this arbitration will now proceed. The Company has established reserves that it believes are sufficient to address the financial impact of the ultimate resolution of this claim.

On February 10, 2004, a suit was filed in the United States District Court for the Northern District of Illinois (the “Court”) by Dick Corporation (“Dick”) against PCL Industrial Construction, Inc. (“Industrial Construction”) and SNC-Lavalin Constructors Inc. This suit arises in relation to the design and construction of a power plant project located in Nelson, Illinois on which Industrial Construction performed work, initially as a member of a joint venture acting as a subcontractor and later as the engineering, procurement and construction contractor. The Complaint in this action has been amended on three occasions and certain of the claims and portions of other claims have been dismissed by the Court. The remaining claims under the amended Complaint include allegations of breach of copyright, misappropriation of trade secrets, and tortious interference with contractual relations and prospective business relations. Dick is seeking damages, which it alleges are in an amount of no less than US$10,000, and recovery of certain profits earned by the defendants, which it alleges include but are not limited to the amount of US$14,450, as well as other damages and other relief. The Company intends to defend these claims vigorously. The litigation is currently in the discovery stage. The Company is currently unable to determine the outcome of the litigation and no reserves have been established in connection with this claim.

The Company is party to various negotiations and legal proceedings regarding contractual disputes and injury and other claims on its construction projects in the normal course of business. The Company is also contingently liable for commitments and performance guarantees arising from its construction contracts. Management believes that the outcome of such negotiations and legal proceedings, as well as commitments and performance guarantees, will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

During the year ended October 31, 2005, the Company recognized additional contract revenues of $11,014 (2004 - $4,159; 2003 - $18,971) resulting from construction claims awarded or received on construction projects.

(b)	Subsequent Event

In January 2006, the Company declared dividends on its common shares in the amount of $75,784. The dividends will be paid in February 2006.

F - 23

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

26.	INVESTMENT IN JOINT VENTURES, LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS

At October 31, 2005, the Company had investments of $ 7,945 in limited liability companies and limited partnerships in which the Company does not have an undivided interest in the assets, liabilities, revenue and expenses. The investments relate to two property developments in the United States. The first property development relates to a US$ 38,000 condominium building with 113 residential units and 9,634 square feet of retail space in San Diego, California. The Company has US$ 727 invested in this property development. The second property development relates to a US$30,000 renovation of a historic hotel in Savannah, Georgia. The Company has US$6,000 invested in this property development. The investments are recorded under the equity method of accounting. During 2005, the Company recorded income of $2,780 on one of these United States investments. The Company’s maximum exposure to loss as a result of its involvement with these property developments is the carrying amount of its investments.

The Company's proportionate share of the assets, liabilities, revenues and expenses of joint ventures included in the consolidated financial statements is as follows:

	2005	2004
ASSETS
Cash and cash equivalents	$59,938	$28,879
Accounts receivable (including holdbacks of $5,921; 2004 - $8,983)	27,254	29,565
Costs and estimated earnings in excess of billings	125	7,820
Property, plant and equipment	—	17,845

	$87,317	$84,109

LIABILITIES AND EQUITY
Accounts payable (including holdbacks of $6,636 (2004 - $6,081)	$25,520	$48,371
Unearned revenue	38,449	17,658
Equity and advances	23,348	18,080

	$87,317	$84,109

	2005	2004	2003
EARNINGS
Contract revenues	$186,763	$250,872	$360,003
Expenses	168,501	243,363	347,258

Earnings before income taxes	$18,262	$7,509	$12,745

	2005	2004	2003
CASH FLOWS PROVIDED BY (USED IN)
Operating activities	$26,208	$33,879	$11,694
Investing activities	11,444	(9,373)	(3,355)
Financing activities	(6,593)	(4,129)	(11,880)

Net increase (decrease) in cash and cash equivalents	$31,059	$20,377	$(3,541)

The Company is contingently liable at October 31, 2005 for $47,067 (2004 - $62,787) being the other joint venture participants’ share of liabilities, net of securing letters of credit and cross-company guarantees, should they not be able to satisfy them.

F - 24

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

26.	INVESTMENT IN JOINT VENTURES, LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS (continued)

Throughout the year, the Company makes cash contributions, receives distributions, and records its proportionate share of income or losses in joint ventures. A summary of the joint venture transactions for the years ended October 31, 2005, 2004 and 2003 is as follows:

	2005	2004
Investment in joint ventures, beginning of year	$18,080	$14,700
Share of net income	18,262	7,509
Unrealized foreign exchange loss	(1,132)	(1,390)
Contributions	147	2,300
Distributions	(12,009)	(5,039)

	$23,348	$18,080

27.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from United States GAAP. The effects of these differences on the Company’s consolidated financial statements are as follows:

If United States GAAP were employed, net earnings would be adjusted as follows:

	2005	2004	2003
		(Restated - Note 2)	(Restated - Note 2)
Net earnings based on Canadian GAAP	$79,804	$55,768	$55,286
Additional pension expense due to the elimination of amortization of the transitional asset (1)	(1,164)	(1,164)	(1,164)
Change in fair value of mandatorily redeemable shares (3)	(185)	—	—
Dividends on mandatorily redeemable shares (3)	(560)	—	—
Tax impact of reconciling items	407	386	452

Net earnings based on U.S. GAAP before cumulative effect of a change in accounting principle	78,302	54,990	54,574
Cumulative effect of a change in accounting principle in relation to mandatorily redeemable shares (3)	(1,102)	—	—

Net earnings based on U.S. GAAP	$77,200	$54,990	$54,574

Earnings per share based on U.S. GAAP net earnings before cumulative effect of a change in accounting principle	$5.29	$3.97	$4.46

Earnings per share based on U.S. GAAP net earnings	$5.22	$3.97	$4.46

Comprehensive income under United States GAAP is as follows:

	2005	2004	2003
		(Restated - Note 2)	(Restated - Note 2)
Net earnings based on U.S. GAAP	$77,200	$54,990	$54,574
Change in minimum pension liability (1)	989	1,735	(4,543)
(Gain) loss on disposal of marketable securities (2)	(1,870)	3,604	5,732
Write-down on marketable securities (2)	—	3,600	—
Unrealized gain (loss) on investment in marketable securities (2)	5,062	956	1,601
Effect of exchange rate changes during the year (5)	(3,885)	(9,267)	(17,359)
Tax impact of reconciling items	(1,100)	(2,710)	(82)

Comprehensive income under U.S. GAAP	$76,396	$52,908	$39,923

F - 25

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

27.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (continued)

The following tables reconcile the consolidated balance sheets as reported under Canadian GAAP and those that would have been reported under United States GAAP:

2005	Canadian GAAP	U.S. GAAP
Balance Sheet
Investments in marketable securities (2)	$41,792	$45,719
Deferred income tax asset (4)	4,238	5,010
Accrued benefit asset (1)	3,816	—
Minimum pension liability (1)	—	1,041
Mandatorily redeemable shares liability (3)	—	5,512
Share capital (3)	225,836	222,412
Retained earnings (1) (3) (4)	166,185	162,122
Cumulative translation account (5)	(32,228)	—
Accumulated other comprehensive loss (1) (2) (4) (5)	—	(30,411)

2004	Canadian GAAP	U.S. GAAP
	(Restated - Note 2)	(Restated - Note 2)
Balance Sheet
Investments in marketable securities (2)	$38,910	$39,645
Deferred income tax asset (4)	4,387	5,852
Accrued benefit asset (1)	3,464	—
Minimum pension liability (1)	—	1,218
Retained earnings (1) (3) (4)	132,879	131,661
Cumulative translation account (5)	(28,343)	—
Accumulated other comprehensive loss (1) (2) (4) (5)	—	(29,607)

Accumulated other comprehensive loss under United States GAAP is as follows:

	2005	2004
		(Restated - Note 2)
Accumulated change in minimum pension liability (1)	$(1,819)	$(2,808)
Accumulated unrealized gain on investments in marketable securities (2)	3,927	735
Accumulated foreign exchange losses on translation of self-sustaining foreign operations (5)	(32,228)	(28,343)
Accumulated tax impact of reconciling items	(291)	809

Accumulated other comprehensive loss (1) (2) (4) (5)	$(30,411)	$(29,607)

There are no material differences between cash flows reported in the statement of cash flows prepared in accordance with Canadian GAAP and the cash flows that would be reported in a statement of cash flows prepared in accordance with United States GAAP.

SEC Accounting Series Release No. 268 (“ASR 268”) prohibits the combination of all equity securities under the general heading Shareholders’ Equity where the redemption of equity is outside the control of the issuer resulting in the Company’s common stock, retained earnings and accumulated other comprehensive loss being presented as Redeemable Common Stock outside of Shareholders’ Equity. ASR 268 applies to the Company as there are a limited number of situations where the Company is obligated to repurchase the shares of an employee after a triggering event. The aggregate redemption value of those shares which the Company was obligated to repurchase at October 31, 2005 was $5,512 (2004 - $3,513). The redemption value per share established on January 26, 2005 is $20. The aggregate redemption value of those shares which the Company was obligated to repurchase at October 31, 2005 is reclassified as a liability in accordance with SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity”.

F - 26

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

27.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (continued)

Canadian GAAP requires proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted for the Company’s interests in joint ventures under United States GAAP and these interests would be accounted for under the equity method. However, as allowed by the Securities and Exchange Commission (“SEC”), reclassification is not required in this reconciliation when specified criteria are met and the information is disclosed. These criteria have been met and the information is disclosed in Note 26. Although adoption of proportionate consolidation has no impact on net earnings or redeemable common stock, it does increase assets, liabilities, revenues and expenses and changes the classification of cash flows otherwise reported under United States GAAP.

Notes:

(1)	Under Canadian GAAP, the Company adopted Section 3461, “Employee Future Benefits” effective November 1, 2000. Section 3461 contains similar measurement principles to United States GAAP for measuring obligations and plan assets under its pension plan. On adoption of Section 3461, the difference between the fair value of plan assets and the accrued benefit obligation (projected benefit obligation) of $6,983 (the transitional asset) is being amortized over six years.

For United States GAAP purposes, the Company is utilizing transition guidance provided by the SEC as it was not feasible to apply SFAS No. 87 “Employers’ Accounting for Pensions” on the effective date of the standard. As a result of applying this guidance, the difference between the fair value of plan assets and the projected benefit obligation of $3,262 was recorded as a prepaid pension asset as at November 1, 2001. Net periodic pension cost under United States GAAP for 2005, 2004 and 2003 is $1,423, $2,092 and $1,398, respectively as the amortization of the transitional asset under Canadian GAAP is not permitted under United States GAAP. The resulting prepaid pension asset under United States GAAP prior to the recognition of the minimum pension liability for 2005 and 2004 is $778 and $1,590, respectively.

In addition, Canadian GAAP does not require the recognition of an additional minimum pension liability as required by SFAS No. 87. For United States GAAP purposes, the Company has recognized an additional minimum pension liability by recording a cumulative pre-tax adjustment to accumulated other comprehensive loss of $1,819, $2,808 and $4,543 at the end of 2005, 2004 and 2003, respectively, resulting in a minimum pension liability of $1,041, $1,218 and $1,560 at the end of 2005, 2004 and 2003 respectively.

(2)	Under United States GAAP, the Company’s investments in marketable securities that are considered available-for-sale securities and are reported at fair value, with unrealized gains and losses reported, net of tax, in other comprehensive income for the period.

(3)	Under United States GAAP, certain of the Company’s common shares must be reclassified as a liability, as they become mandatorily redeemable after the occurrence of certain triggering events, as defined by SFAS No. 150. Upon reclassification the liability is initially measured at fair value, with a reduction to redeemable common stock by the amount of that initial measure, recognizing no gain or loss.

The fair value on the initial measurement of the liability upon the reclassification of the Company’s mandatorily redeemable shares was $3,512 under United States GAAP, with a corresponding reduction in redeemable common stock, consisting of a decrease in share capital of $2,410, and a decrease in net earnings under United States GAAP of $1,102, which was the cumulative effect of the change in accounting principle on the adoption of SFAS No. 150.

SFAS No. 150 requires that subsequent changes in the fair value of these shares are recognized in earnings. In 2005, the subsequent change in fair value was as a result of an increase in the share price of $1 per share. This resulted in a change in fair value of these shares of $185, which is recognized in net earnings under United States GAAP.

In addition, dividends were declared during 2005 of $3.03 per share. Dividends on mandatorily redeemable shares were $560 in 2005, which is recognized in net earnings under United States GAAP.

During 2005, certain of the Company’s common shares became mandatorily redeemable after the occurrence of certain triggering events. As a result, these mandatorily redeemable shares were reclassified as a liability at their fair value of $1,915, with a corresponding reduction in redeemable common stock, consisting of a decrease in share capital of $1,014, and a decrease in retained earnings under United States GAAP of $901.

During 2005, mandatorily redeemable shares with a fair value of $100 were repurchased by the Company.

(4)	Under United States GAAP, future income tax assets and liabilities are referred to as deferred income tax assets and liabilities. The adjustment above relates to the tax effect of items (1) and (2) above.

(5)	Under United States GAAP, exchange gains and losses arising from the translation of the financial statements of the Company’s self-sustaining foreign operations are deferred and included in accumulated other comprehensive loss.

F - 27

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

27.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (continued)

New United States Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”. In December 2003 FASB issued Interpretation No. 46R (FIN 46R) which supersedes FIN 46. FIN 46R address consolidation of variable interest entities (“VIE’s”) where the equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support or the equity investors lack one or more of the essential characteristics of a controlling financial interest or the equity investors have voting rights that are not proportionate to their economic interests. FIN 46R provides guidance on which entities are VIE’s and which entity, if any, should consolidate the VIE. FIN 46R also requires disclosure of non consolidated VIE’s. FIN 46R was applicable to all variable interest entities created since December 31, 2003 and no such entities have been created that require consolidation or disclosure in these consolidated financial statements. FIN 46R applies to all other VIE’s by the beginning of the first annual period beginning after December 15, 2004, which for the Company will be its consolidated financial statements for the fiscal year ended October 31, 2006. The Company has assessed the impact that FIN 46R has had on variable interest entities created prior to December 31, 2003, and has determined that there is no difference between the Canadian GAAP standard on variable interest entities, CICA Accounting Guideline 15, “Consolidation of Variable-Interest Entities”, which was adopted November 1, 2004, as described in Note 2 of these financial statements. The Company adopted FIN 46R effective November 1, 2004 for these entities for United States GAAP purposes.

In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company has adopted SFAS No. 150, including those standards applicable to mandatorily redeemable financial instruments. For mandatorily redeemable financial instruments SFAS No. 150 was effective for existing or new contracts for fiscal periods beginning after December 15, 2003 and applies to the Company’s consolidated financial statements for the fiscal year ended October 31, 2005. The Company has assessed the impact that SFAS No. 150 had on its consolidated financial statements and has reflected the impact as noted above.

In December 2003, FASB issued SFAS No. 123 (Revised), “Share-Based Payment”. This statement requires entities to recognize in the statement of net earnings the cost of employee services received in exchange for equity based compensation at fair value. SFAS No. 123 (Revised) will apply to the Company’s consolidated financial statements for the fiscal year ended October 31, 2007. The Company has not determined the impact that SFAS No. 123 (Revised) will have on its consolidated financial statements.

Valuation and Qualifying Accounts

	Balance at beginning of year	Additions charged to costs and expenses	Deductions reducing costs and expenses	Balance at end of year
Year ended October 31, 2005:
Valuation allowance on deferred tax assets	$2,075	612	(605)	$2,082
Year ended October 31, 2004:
Valuation allowance on deferred tax assets	$833	1,242	—	$2,075
Year ended October 31, 2003:
Valuation allowance on deferred tax assets	$—	833	—	$833

F - 28