Form 20-F
period 2006-10-31
PCL Employees Holdings Ltd.
filed 2007-02-23
CIK 1326107

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 23, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2006

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

Class 1 Common Shares: 4,543,150

Class 3 Common Shares: 1,625,501

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☑

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☐         Accelerated filer   ☐         Non-accelerated filer   ☑

Indicate by check mark which financial statement item the registrant has elected to follow.  ☑ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☑

ii

iii

As used in this annual report, unless the context otherwise indicates, the terms “PCL”, “we”, “us”, “our” or the “Company” refer to PCL Employees Holdings Ltd. and its consolidated subsidiaries.

EXCHANGE RATE INFORMATION

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars; references to “dollars” or “$” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars. As at February 16, 2007, the noon rate as quoted by the Federal Reserve Bank of New York was $1.1638 equals US$1.00. (See “Item 3 – Key Information” for further exchange rate information to U.S. currency.) Except as otherwise indicated, financial statements of, and information regarding, PCL Employees Holdings Ltd. are presented in Canadian dollars.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management, based on information currently available to management. Forward-looking statements are those that do not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, express or implied, concerning future operating results or the ability to generate income or cash flow are forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of our operations set forth under “Item 4 - Information on the Company”, “Item 5 - Operating and Financial Review and Prospects”, “Item 11 - Quantitative and Qualitative Disclosures About Market Risk” and elsewhere in this Annual Report on Form 20-F.

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

Also see “Risk Factors” on pages 6 through 9. You are cautioned not to put undue reliance on any forward-looking statements, and we undertake no obligation to update those statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The selected financial data set forth in the following table is expressed in Canadian dollars. A history of the exchange rates for Canadian dollars in terms of US dollars follows. The financial information set forth in the following table includes the accounts of the Company and subsidiaries on a consolidated basis. This financial information was prepared in accordance with accounting principles generally accepted in Canada, the application of which conforms in all material respects for the periods presented with accounting principles generally accepted in the United States, except to the extent noted in Note 24 to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 20-F. The selected financial data should be read in conjunction with and is qualified by such Consolidated Financial Statements and the Notes thereto. Where differences between accounting principles generally accepted in Canada and the United States exist, the financial information under U.S. GAAP has been disclosed.

Fiscal Year Ended	Oct 31, 2006	Oct. 31, 2005	Oct. 31, 2004	Oct. 31, 2003	Oct. 31, 2002
	(in thousands except per share figures)
Contract Revenues	$4,208,284	$3,295,489	$3,052,627	$2,625,186	$2,881,178
Operating Profit – Canadian GAAP	$200,570	$108,125	$79,151	$62,372	$62,716
Operating Profit – U.S. GAAP	$197,855	$106,216	$77,987	$61,208	$61,552
Net Earnings – Canadian GAAP	$169,204	$79,804	$55,768	$55,286	$56,565
Net Earnings – U.S. GAAP	$166,850	$77,200	$54,990	$54,574	$56,492
Earnings Per Share – Canadian GAAP(1)(2)(3)	$10.12	$5.31	$4.03	$4.51	$5.03
Earnings Per Share – U.S. GAAP(1)(2)(3)	$10.19	$5.22	$3.97	$4.46	$5.03
Number of Outstanding Shares(3)	16,719	15,034	13,853	12,246	11,240
Dividends Per Share(1)	$4.88	$3.03	$2.88	$3.64	$4.78
Total Assets – Canadian GAAP	$1,849,591	$1,483,754	$1,261,727	$1,130,913	$1,058,037
Total Assets – U.S. GAAP	$1,851,468	$1,484,637	$1,260,463	$1,123,584	N/A
Shareholders’ Equity – Canadian GAAP	$493,941	$359,793	$297,299	$264,259	$236,933
Redeemable Common Stock – U.S. GAAP	$485,534	$354,123	$294,817	$255,370	N/A
Share Capital – Canadian GAAP	$274,259	$225,836	$192,763	$161,686	$131,737
Share Capital – U.S. GAAP	$268,190	$222,412	$192,763	$161,686	$131,737

Notes:

(1)	All amounts are rounded to nearest thousand, except earnings per share and dividends per share.

(2)	Basic and fully diluted.

(3)	Weighted average number of shares outstanding using the total of all Class 1, 2, 3 and 4 shares of the Company.

The following tables set forth the rate of exchange for the Canadian dollar, average rates for the end of fiscal year 2002 through fiscal year 2006, and the range of high and low rates for the period as well as for the last six months. The tables set forth the number of Canadian dollars required under that formula to buy one United States dollar based on the noon rates of exchange as reported by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during the period. As at the most recent practicable date, February 16, 2007, the noon rate as quoted by the Federal Reserve Bank of New York was $1.1638 equals US$1.00.

Exchange Rates

	United States dollar/Canadian dollar
	Average	High	Low	Close
Fiscal Year Ended October 31, 2006	1.1329	1.1960	1.0989	1.1227
Fiscal Year Ended October 31, 2005	1.2134	1.2703	1.1607	1.1796
Fiscal Year Ended October 31, 2004	1.3147	1.3970	1.2194	1.2209
Fiscal Year Ended October 31, 2003	1.4379	1.5903	1.3043	1.3195
Fiscal Year Ended October 31, 2002	1.5718	1.6128	1.5108	1.5610

	January 2007	December 2006	November 2006	October 2006	September 2006	August 2006
High	1.1824	1.1652	1.1474	1.1384	1.1272	1.1312
Low	1.1647	1.1415	1.1275	1.1154	1.1052	1.1066

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

As at October 31, 2006, 68% (2005 – 56%) of the backlog of work to be completed, measured by expected gross revenues, was under fixed price construction contracts.

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

Disputes arise frequently in the ordinary course of business in the construction industry. Disputes may include claims against PCL based upon alleged defects in performance under contracts or claims by PCL against customers who refuse to pay contract amounts based on alleged breaches by PCL. Litigation often requires substantial expenditures for legal and consulting fees, and equally or more importantly, requires significant management time and energy that otherwise would be focused on running the business. PCL incurred legal fees of $6,131,000 in fiscal 2006, $7,389,000 in fiscal 2005, and $4,908,000 in fiscal 2004, in relation to claims both for and against the Company.

We do not recognize revenue for disputed bills until payment has been made, and we attempt to adequately reserve for claims asserted against PCL in our financial statements. A partially or completely uninsured claim, if successful and of a significant magnitude, could have a material adverse effect on our financial condition or results of operations. The total value of judgments and negotiated settlements in claims against PCL that were not covered by insurance was $18,945,000 in fiscal 2006, $1,000,000 in fiscal 2005, and $1,830,000 in fiscal 2004.

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

A substantial portion of our billings is derived from public sector projects. In 2006, approximately 26% (2005 – 37%) of our billings came from contracts with federal, state, provincial and local governments. In times of worsening economic conditions, governments and government agencies face increased budget constraints, which reduce their ability and willingness to commit funds to new construction projects. In addition, public sector contracts are generally subject to termination for the convenience of the government. A significant reduction in our public sector work would adversely affect our business, operating results and financial condition.

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

PCL recognizes contract revenue using the percentage of completion method. Under this method, the ratio of actual cost of work performed to date to current estimated total contract costs is applied to the estimated net contract profit to determine the amount of profit currently recognized. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to cost and income and are recognized in the period in which such adjustments are determined. The Company recognizes the full amount of an estimated loss where current estimates indicate an ultimate loss on a project. On a historical basis, PCL believes that we have made reasonably reliable estimates of the progress towards completion on its long term contracts, and, to date, percentage of completion accounting adjustments have not materially affected PCL’s financial results. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenues and profits.

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

A. History and Development of the Company

PCL Employees Holdings Ltd. was incorporated under the Companies Act (Alberta) on April 25, 1977 and continued under the Business Corporations Act (Alberta) on June 19, 1984. Our head office is located at 5410 – 99 Street, Edmonton, Alberta, Canada, T6E 3P4. Our telephone and facsimile numbers are (780) 435-9711 and (780) 436-2247, respectively. Our transfer agent is Computershare Investor Services Inc. located at 6th Floor, Western Gas Tower, 530-8th Avenue SW, Calgary, Alberta, Canada, T2P 3S8.

Principal Capital Expenditures

During the years 2004, 2005 and 2006 the Company spent $12,150,000 net of cash acquired and purchase price adjustments, on the acquisition of companies as disclosed in Note 6 to the consolidated financial statements. During those same years the Company spent $31,586,000; $51,867,000; and $52,003,000 respectively, on the purchase of property, plant and equipment. With the exception of the expenditure for the Centennial Learning Centre of $10,172,000 in 2005, no individual expenditure was material. All capital expenditures have been financed through working capital.

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

	(millions of dollars)
Contract Revenue	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada	Heavy Civil	Other	Total	Consolidating Eliminations	Consolidated Total
2006	$1,767	$1,217	$507	$431	$286	$4,208	—	$4,208
2005	$1,555	$861	$448	$335	$96	$3,295	—	$3,295
2004	$1,523	$874	$360	$212	$84	$3,053	—	$3,053

	(millions of dollars)
Contract Revenue	Canada	U.S.	Bahamas	Total
2006	$2,273	$1,907	$28	$4,208
2005	$2,003	$1,292	—	$3,295
2004	$1,884	$1,169	—	$3,053

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

• Albuquerque, New Mexico*

• Las Vegas, Nevada*

• San Diego, California

• Los Angeles, California

• Bakersfield, California

• Seattle, Washington

• Honolulu, Hawaii

• Nassau, Bahamas*

Seasonality

Certain specializations within the construction industry are highly weather dependent, and experience dramatic seasonal swings in activity level. As a result, management of these companies must focus significant attention on cash management and the retention of key staff during the slow periods.

However, due to its size, geographic coverage and diversity of operations, PCL has not historically experienced major seasonal changes in activity. Supporting this statement is the following table that summarizes PCL’s monthly billings for the four year period 2003 – 2006.

PCL Family of Companies

Monthly Billings

Years Ending October 31, 2003 – 2006

$000’s (CDN$)

	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct
2003	232,202	217,390	207,358	205,570	261,991	302,980	252,932	221,827	269,368	242,977	294,690	261,824
2004	245,637	230,925	215,310	249,197	260,375	294,135	271,869	241,300	261,577	265,853	256,590	282,650
2005	302,795	265,525	245,316	262,717	319,425	335,763	337,336	324,673	355,622	342,330	408,836	391,964
2006	320,793	330,957	367,513	350,391	403,708	326,122	421,413	423,999	422,930	432,796	443,048	409,716
Average	275,357	261,199	258,874	266,969	311,375	314,750	320,888	302,950	327,374	320,989	350,791	336,539

As illustrated above, although a moderate drop in billings is typically seen for the month of January each year, the average billings during the three-month winter season, i.e. December through February, falls within 22% of the overall annual average billings level. Seasonal fluctuation in billings is not a significant concern requiring management attention. For each fiscal year, the U.S. billing numbers, originally billed in U.S. dollars, have been converted to Canadian dollars using the average U.S. dollar/Canadian dollar exchange rate over that fiscal year.

Sources and Availability of Raw Materials and Price Volatility

Periodically the construction industry experiences severe shortages in certain types of construction materials, and with these shortages there typically are dramatic swings in pricing. In the past decade, shortages have been experienced in lumber, structural steel, alloys, reinforcing steel, Portland cement, and electrical cable.

In its role as a general contractor, PCL subcontracts out a high percentage of the work it performs, typically in the range of 75% and in certain instances as high as 100% of the work other than general supervisory, management and administrative services. With the exception of materials such as cement, lumber, and aggregates, PCL typically is not directly responsible for the procurement of either raw materials or finished construction products, as this scope generally is the responsibility of the subcontractors.

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

In the Canadian commercial markets, where PCL and its predecessors have operated for 100 years, the Company’s reputation is well-established. Because of the high level of brand recognition, much of the ongoing marketing effort is focused on reinforcing PCL’s reputation through industry associations and community involvement.

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

In all markets, however, PCL’s style is consistent, and emphasizes experience, technical excellence, performance, quality, and financial strength, with a high value placed on long-term relationships and repeat business.

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

Sustained Growth with Profitability

Over the past thirty years since its transition to employee ownership, PCL has grown from annual consolidated revenue of $300 million to $4.2 billion, representing a compounded annual growth rate of 9.5%. Every year during that period the Company has been profitable.

Rankings

The rankings below in these industry or business publications are each calculated on the basis of annual volume (which we believe equates to billings or revenue):

•	Top 40 Contractors in Canada (formerly Heavy Construction News Top 100 Contractors in Canada): Ranked #1 in November/December 2005 issue of On-Site magazine . PCL has been ranked #1 for more than 25 years.

•	Top 400 Contractors Sourcebook: Ranked #10 in the United States in 2006 according to Engineering News Record. Up from #14 in 2005. PCL has ranked in the top 25 since 1995.

•	Venture 100 Biggest Public, Private and Crown Corporations: Ranked #20 out of 100 Canadian corporations, as per September 2006 issue of Alberta Venture.

•	Top 225 International Contractors – 2005: Ranked #26 out of 225 according to Engineering News Record. Up one spot from 2004.

Recent Awards

•	Outstanding Corporation of the Year – 2006: As recognized by the Edmonton chapter of the Association of Fundraising Professionals for excelling in dedication to the community.

•	Canada’s 50 Best Managed Companies – 2006: Recognized for the twelfth time as one of Canada’s best managed companies. This is our fourth consecutive year as a member of the prestigious Platinum Club, reserved for participants who maintain an independently reviewed standard of excellence for six consecutive, active years in the program.

•	Canada’s Top 40 Contractors: Ranked #1 of 40 by Canadian Commerce and Industry magazine. We’ve been #1 since the list was introduced in 2000 – that’s for six consecutive years.

•	Canada’s Top 100 Employers: We’ve received recognition by MediaCorp. Inc. as one of Canada’s top 100 employers for the last six consecutive years.

•	Canada’s 50 Best Employers (formerly known as “Best Companies to Work for in Canada”): For the 2007 year, the PCL family of companies is ranked 5th among the top 50 companies to work for in Canada. It is our first year in the top five and our eighth year in the top fifty. This annual ranking is published in the Globe & Mail’s Report on Business magazine.

•	Fortune 100 Best Companies to Work for in the United States (2006-2007): Ranked #42 out of 100 (second year that PCL has made the top 100, up twenty-three spots from 2005) as per the January 2007 issue of Fortune magazine.

•	ENR Top 100 Design-Build Firms – 2006: #35 out of 100. Up 19 spots from 2005.

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

As of October 31, the backlog of incomplete construction work under contract was as follows:

	Total Incomplete at October 31 (Millions of Dollars)
	2006	2005	2004
Backlog of Work to be Completed	$5,611	$4,900	$3,592

Breakdown By Segment
Buildings – Canada	$2,858	$2,441	$1,859
Buildings – U.S.	1,470	1,062	630
Heavy Industrial – Canada	338	343	300
Heavy Civil	473	591	242
Other	472	463	561

Total	$5,611	$4,900	$3,592

	Total Incomplete at October 31 (Millions of Dollars)
	2006	2005	2004
Breakdown By Country
Total Canada	$3,196	$2,785	$2,159
Total U.S.	2,161	1,715	897
Total Bahamas	254	400	536

Total	$5,611	$4,900	$3,592

The total value of work awarded to the Company over the last five fiscal years is as follows:

	Total Value Of Work Awarded (Millions of Dollars)

	2006	2005	2004	2003	2002
Competitively Bid	$2,227	$2,577	$1,743	$1,397	$712
Negotiated	2,349	1,946	1,219	1,327	1,528
Construction Management	931	751	1,179	420	669

Total Value of Work Awarded	$5,507	$5,274	$4,141	$3,144	$2,909

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

Subsidiary Name	Jurisdiction of Incorporation	Percentage of Common Share Ownership
PCL Construction Group Inc.	Alberta, Canada	100%
PCL Construction Holdings Ltd.	Alberta, Canada	100%
PCL Construction Management Inc.	Alberta, Canada	100%
PCL Construction Resources Inc.	Alberta, Canada	100%
PCL Constructors Bahamas Ltd.	Nassau, Bahamas	100%
PCL Constructors Canada Inc.	Alberta, Canada	100%
PCL Constructors Inc.	Alberta, Canada	100%
PCL Constructors Northern Inc.	Alberta, Canada	100%
PCL Constructors Westcoast Inc.	Alberta, Canada	100%
PCL Industrial Constructors Inc.	Alberta, Canada	100%
PCL Industrial Management Inc.	Alberta, Canada	100%
PCL Intracon Power Inc.	Alberta, Canada	100%
Grand Sierra Construction Inc.	Alberta, Canada	100%
Grand Sierra Equipment Ltd.	Alberta, Canada	100%
Melloy Industrial Services Inc.	Alberta, Canada	100%
Monad Industrial Constructors Inc.	Alberta, Canada	100%
PCL Capital Inc.	British Virgin Islands	100%
4102410 Canada Inc.	Northwest Territories, Canada	100%
GHI Holdings, Inc.	Colorado, U.S.A.	95%
PCL Construction Enterprises, Inc.	Colorado, U.S.A.	95%
PCL Civil Constructors, Inc.	Colorado, U.S.A.	95%
PCL Construction Resources (U.S.A.) Inc.	Colorado, U.S.A.	95%
PCL Construction Services, Inc.	Colorado, U.S.A.	95%
PCL Industrial Construction, Inc.	Colorado, U.S.A.	95%
PCL Industrial Services, Inc.	Colorado, U.S.A.	95%
Teton Industrial Construction, Inc.	Colorado, U.S.A.	95%
PCL Construction New Mexico, Inc.	New Mexico, U.S.A.	95%
PCL Construction, Inc.	Colorado, U.S.A.	95%

D. Property, Plant and Equipment

The Company has 52 permanent facilities located throughout Canada and the United States, 23 of which are owned facilities and 29 of which are leased facilities. The Company also leases several short term, project duration facilities. Since construction projects are inherently temporary and location-specific, the Company owns approximately 258 portable offices, shops, and transport trailers.

The Company also has a large construction equipment fleet, including approximately 604 trucks and pickups and 114 tower and mobile cranes.

As at the end of fiscal 2006, the book value of the Company’s property, plant and equipment were as follows:

Book Value

(in thousands of dollars)

2006
Land & Buildings	$59,861
Construction Equipment	44,295
Vehicles	9,012
Computers	5,583
Office Equipment	2,634

$121,385

Edmonton and Area Land and Buildings

PCL Business Park, Edmonton, Alberta

The PCL Business Park consists of a 10.93 acre business park in south central Edmonton totaling 217,846 s.f. in office and warehouse space, utilized as follows:

•	PCL’s Corporate Office (56,904 s.f – office)

•	Edmonton District Office (21,339 s.f. – office)

•	Heavy Industrial Main Office (30,586 s.f. – office)

•	PCL Resources’ Office (10,976 s.f. – office; 4,822 s.f. – warehouse)

•	Intracon Office (8,741 s.f. – office; 2,016 s.f. – warehouse)

•	PCL File Storage Building (7,326 s.f. – warehouse)

•	Space leased to third parties (14,073 s.f. – office; 34,345 s.f. – warehouse)

•	Space under renovation (20,586 s.f.– office)

•	Vacant space (1,000 s.f. – office; 5,132 s.f. – warehouse)

PCL Industrial Fabrication Facility and Module Assembly Yard, Nisku, Alberta

Located approximately 24 kilometres (15 miles) south of Edmonton, the combined facility consists of 19,080 s.f. of office space, a 125,240 s.f. state-of-the-art piping fabrication facility located on 13.32 acres, plus a nearby additional 31.26 acres for the assembly of large industrial piping and equipment modules.

Other Canadian Land and Buildings

•	Resources Yard and Repair Facility; Nisku, Alberta (6,240 s.f. – office; 15,240 s.f. – shop; 8,000 s.f. – warehouse; 12.86 acres – yard; 7,500 s.f. – ancillary buildings)

•	Regina District Office; Regina, Saskatchewan (10,900 s.f. – office; 4,805 s.f. – shop; 3,200 s.f. – warehouse; 2.17 acres – yard)

•	Calgary District Office; Calgary, Alberta (34,816 s.f. – office)

•	Calgary Yard and Shop; Calgary, Alberta (1,800 s.f. – office; 6,085 s.f. – shops; 6.11 acres – yard)

•	Winnipeg District Office; Winnipeg, Manitoba (23,342 s.f. – office; 5.32 acres – yard)

•	Ottawa District; Nepean, Ontario (22,969 s.f. – office; 700 s.f. – warehouse)

•	Melloy Industrial; (7,208 s.f. – office; 14,252 s.f. – shop; 5.02 acres – yard)

•	BC Region Office; Richmond, British Columbia (2,080 s.f. – office; 4.275 acres – yard)

•	Future Module Yard Land; Nisku, Alberta (41.8 acres – raw land)

U.S. Land and Buildings

•	Minneapolis District Office; Burnsville, Minnesota (19,902 s.f. – office; 2,100 s.f. – warehouse; 5,098 s.f. – leased to a third party; 2.82 acres – yard)

•	Teton Industrial District Office; Alpharetta, Georgia (13,641 s.f. – office; 5,705 s.f. – warehouse; 2.86 acres – yard)

•	PCL Industrial Services District Office and Warehouse; Bakersfield, California (51,639 s.f. – office/warehouse; 21.37 acres – yard)

None of the listed properties are mortgaged.

In addition to the owned properties listed above, the Company also leases space for district and operations offices and yards in the following locations:

•	Vancouver, B.C. (24,500 s.f. – office)

•	Surrey, B.C. (6,248 s.f. – office; 7,504 s.f. – warehouse; 4.34 acres – yard)

•	Kelowna, B.C. (7,040 s.f. – office; 1,360 s.f. – shop)

•	Saskatoon, Saskatchewan (1,452 s.f. – office; 3,098 s.f. – shop; .37 acres – yard)

•	Edmonton, Alberta (12,296 s.f. – office; 23,408 s.f. – warehouse)

•	Fort McMurray, Alberta (7,497 s.f. – office)

•	Toronto, Ontario (26,200 s.f. – office; 2 acres – yard)

•	Ottawa, Ontario (1.35 acres – yard)

•	Halifax, Nova Scotia (7,497 s.f. – office)

•	Minneapolis, Minnesota (6,690 s.f. – warehouse; 69,000 s.f. warehouse)

•	Denver, Colorado (23,724 s.f. – office; 1,200 s.f. office; 1,800 s.f – warehouse; 4 acres – yard)

•	Phoenix, Arizona (8,000 s.f. – office; 1,344 s.f. – office; 2 acres – yard)

•	Tampa, Florida (13,097 s.f. – office; 11 acres – yard)

•	Orlando, Florida (13,693 s.f. – office; 1 acres – yard)

•	Seattle, Washington (15,000 s.f. – office; 1.25 acres – yard)

•	Glendale, California (17,619 s.f. – office; 1.75 acres – yard)

•	San Diego, California (10,942 s.f. – office)

•	Honolulu, Hawaii (4,948 s.f. – office)

•	Las Vegas, Nevada (2.0 acres – yard)

The Company does not have any significant unutilized space in any of its leased or owned premises.

The Company is not aware of any material environmental issues which may affect the utilization of these assets.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements which are included elsewhere in this Annual Report on Form 20-F. Our consolidated financial statements have been prepared in accordance with the provisions of generally accepted accounting principles in Canada, which differ in certain respects from generally accepted accounting principles in the United States. See Note 24 to our consolidated financial statements for a description of the principal differences between Canadian GAAP and U.S. GAAP as they relate to PCL.

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

A. Operating Results

Below is a brief summary of the Company’s financial operations for the last three fiscal years ended October 31. For more detailed information, please see the consolidated financial statements attached to this report.

	2006	2005	2004
	(All in thousands of dollars)
Contract revenues	$4,208,284	$3,295,489	$3,052,627
Contract costs	$3,722,821	$2,984,185	$2,799,070
Gross profit on contracts	$485,463	$311,304	$253,557
Indirect and administrative expenses – Canadian GAAP	$287,193	$206,172	$177,218
Indirect and administrative expenses – U.S. GAAP	$289,908	$208,081	$178,382
Gain on disposal of property, plant and equipment	$2,300	$2,993	$2,812
Operating profit – Canadian GAAP	$200,570	$108,125	$79,151
Operating profit – U.S. GAAP	$197,855	$106,216	$77,987
Other income(1)	$31,756	$17,525	$8,885
Earnings before income taxes – Canadian GAAP	$232,326	$125,650	$88,036
Earnings before income taxes – U.S. GAAP	$229,611	$123,741	$86,872
Income taxes – Canadian GAAP	$63,122	$45,846	$32,268
Income taxes – U.S. GAAP	$62,761	$45,439	$31,882
Net earnings – Canadian GAAP	$169,204	$79,804	$55,768
Net earnings – U.S. GAAP	$166,850	$77,200	$54,990

Notes:

(1)	Sources of revenue for the “other” category are derived mainly from investing activity and foreign exchange gains on U.S. dollar-denominated bank loans.

	Reportable Segments
	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada	Heavy Civil	Other	Total	Consolidating Eliminations	Consolidated Total
	(Millions of Dollars)
2006
Contract revenues	$1,767	$1,217	$507	$431	$286	$4,208	$—	$4,208
Contract costs	(1,588)	(1,154)	(391)	(395)	(246)	(3,774)	51	(3,723)

Gross profit	179	63	116	36	40	434	51	485
Indirect and administrative expenses and gain on disposal of PP & E	(40)	(29)	(21)	(9)	(7)	(106)	(182)	(284)

Operating profit	$139	$34	$95	$27	$33	$328	$(127)	$201

Total Assets	$661	$308	$223	$130	$98	$1,420	$429	$1,849

2005
Contract revenues	$1,555	$861	$448	$335	$96	$3,295	$—	$3,295
Contract costs	(1,440)	(815)	(385)	(301)	(83)	(3,024)	40	(2,984)

Gross profit	115	46	63	34	13	271	40	311
Indirect and administrative expenses and gain on disposal of PP & E	(36)	(28)	(17)	(8)	(7)	(96)	(107)	(203)

Operating profit	$79	$18	$46	$26	$6	$175	$(67)	$108

Total Assets	$585	$266	$203	$141	$49	$1,244	$240	$1,484

2004
Contract revenues	$1,523	$874	$360	$212	$84	$3,053	$—	$3,053
Contract costs	(1,436)	(823)	(311)	(187)	(68)	(2,825)	26	(2,799)

Gross profit	87	51	49	25	16	228	26	254
Indirect and administrative expenses and gain on disposal of PP & E	(32)	(28)	(15)	(9)	(7)	(91)	(84)	(175)

Operating profit	$55	$23	$34	$16	$9	$137	$(58)	$79

Total Assets	$549	$209	$170	$98	$30	$1,056	$206	$1,262

Information concerning principal geographic areas is as follows:

	Contract Revenues (Millions of Dollars)
	2006	2005	2004
Canada	$2,274	$2,003	$1,884
United States	1,906	1,292	1,169
Bahamas	28	—	—

Total	$4,208	$3,295	$3,053

	Long-lived Assets (Millions of Dollars)
	2006	2005	2004
Canada	$88	$72	$59
United States	36	34	40

Total	$124	$106	$99

Long-lived assets consist of property, plant and equipment and intangible assets.

Results of Operations: Consolidated

Contract revenues

New work securement remained very strong in 2006. The Company secured $5.5 billion in new work in 2006 and saw its backlog at October 31, 2006 climb to a record $5.6 billion. The Company has set progressively higher new work securement records in each of the years 2004, 2005, and 2006. This has translated into higher contract revenues in each of the years 2006, 2005, and 2004. Contract revenues in 2006 increased $913 million (27.7%) as compared to 2005. Contract revenues in 2005 increased $243 million (8.0%) as compared to 2004. Revenue attributable to the Company’s operations in the United States has increased $614 million in 2006 as compared to 2005 and increased $123 million in 2005 as compared to 2004. This increase in United States contract revenue is despite improvements in the Canadian dollar against the United States dollar in each of those years of 6.7% and 8.0%. The increase in United States contract revenues in each of 2006 and 2005 was due in large part to the Company’s strong performance in the Southeast and Southwest states. Canadian contract revenues in 2006 increased $271 million over 2005 and increased $119 million in 2005 over the same period in 2004. The Company continues to benefit from a very robust economy in Alberta and British Columbia.

Contract Costs and Gross Profit

The Company only includes construction claims in revenue when awarded or received. As such, contract revenues and gross profits can fluctuate from year to year depending on the timing of the award or receipt of outstanding construction claims.

Gross profits have increased $174.2 million (56.0%) in 2006 and $57.7 million (22.8%) in 2005. The gross profit as a percentage of contract revenues increased to 11.5% in 2006 from 9.4% in 2005 and from 8.3% in 2004. This increase was due primarily to the strength of the construction markets in the Buildings – Canada and Heavy Industrial – Canada segments and the increase in the proportion of design/build work in Buildings – Canada as discussed below.

Indirect and Administrative Expenses

Indirect and administrative expenses fluctuate with the timing of new work. Salaried project personnel are charged to projects to which they are assigned. Upon project completion if salaried project personnel are not immediately assigned to another project they are charged to indirect and administrative expenses.

In 2006, indirect and administrative expenses increased $81.0 million. This increase was due primarily to a $59.5 million increase in bonuses paid to employees as a result of increased Company profits. Other significant increases include an increase in amortization expense of $6.7 million due to the large net additions to plant and equipment in 2006 and 2005, as well as the $2.1 million increase in interest expense as a result of the increase in bank loans and a 1.25% increase in the Canadian prime lending rate. Operating segment indirect and administrative expenses increased $11.6 million and is attributable to the increase in contract revenues.

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

Interest income increased $13.2 million due to an increase in cash and cash equivalents and short-term deposits of $172 million and increases in the Canadian and United States prime rates of 1.25% and 1.5% respectively. Interest income increased in 2005 by $1.2 million due primarily to an increase in cash and cash equivalents and short-term deposits of $141 million. Foreign exchange gain on the Company’s U.S. dollar denominated debt has changed over the past three years in direct relation to the improvement of the Canadian dollar against the United States dollar. In 2004 the Company wrote-down to market value and sold poorly performing marketable securities realizing a loss of $7.2 million. In 2006 and 2005 the Company recognized a gain of $3.2 million and $1.9 million, respectively, on the sale of marketable securities. In 2006 and 2005 the Company recognized $1.9 million and $2.8 million, respectively, from equity in earnings of limited liability companies and limited partnerships. As at October 31, 2006 the Company no longer has any investments in limited liability companies and limited partnerships.

Income Taxes

The effective income tax rates for fiscal 2006 and 2005 are 27% and 36%. The effective rate for 2006 differs from the combined Federal and Provincial or State statutory income tax rate of 34% (2005 – 35%) primarily as a result of the recognition of previously unrecognized temporary differences and other changes in estimates and enacted future tax rate reductions.

Results of Operations: Buildings – Canada

Contract revenues

Contract revenues increased $212 million (13.6%) in 2006 due primarily to strong markets in Western Canada. Contract revenues in 2005 and 2004 were consistent at approximately $1.5 billion.

Contract Costs and Gross Profit

Gross profit for this segment has increased in each of the last two years up $64.5 million in 2006 and $28.4 million in 2005 due primarily to an overall strengthening of this market and a larger proportion of design/build construction projects which is resulting in gross profit increases. As disclosed in “Item 4B – Information on the Company – Business Overview” design/build projects normally earn higher fees commensurate with the additional risk being taken. Gross profit for the Buildings – Canada segment has averaged 7.9% of contract revenues over the past three years. Gross profit as a percentage of contract revenues was 2.2% higher in 2006 and 0.8% higher in 2005 than the three year average. This difference was primarily due to the increase in project gross profits as discussed.

Indirect and Administrative Expenses

Indirect and administrative expenses were 2.2% of contract revenues in 2006 and 2.3% in 2005. 2004 indirect and administrative expenses were slightly below this as the segment wasn’t able get their infrastructure in place to handle the significant contract revenues growth until late 2004/early 2005.

Results of Operations: Buildings – U.S.

Contract revenues

Contract revenues increased in 2006 by $356 million (41.4%) to approximately $1.2 billion. Contract revenues in 2005 and 2004 remained very consistent at approximately $0.9 billion. Contract revenues increased in 2006 despite a strengthening of the Canadian dollar against the U.S. dollar of 6.7%. Contract revenues have increased primarily due to strong markets in Florida, California, and Hawaii.

Contract Costs and Gross Profit

Gross profit percentage over the last two years has remained consistent at 5.2% in 2006 and 5.3% in 2005. The gross profit percentage for 2006 and 2005 is also consistent with the 2004-2006 three year average gross profit percentage of 5.4%.

Indirect and Administrative Expenses

Indirect and administrative expenses as a percentage of contract revenues dropped to 2.4% compared to 3.2% for fiscal 2005 and 2004. 2006 indirect and administrative expenses are lower than 2005 and 2004 as the segment was able to place unassigned project people onto projects in fiscal 2006.

Results of Operations: Heavy Industrial – Canada

Contract revenues

Contract revenues in the Heavy Industrial – Canada segment in 2006 and 2005 were up $59 million (13.2%) and $88 million (24.6%) respectively. These increases were due primarily to significant oil sands projects in Fort McMurray and Cold Lake, Alberta.

Contract Costs and Gross Profit

Gross profit in the Heavy Industrial – Canada segment was up $52.8 million in 2006 and $13.3 million in 2005. The average gross profit percentage was 22.8% in 2006 and 14.0% in 2005. Gross profit in 2006 increased due to the completion of more lump sum and design/build contracts than in the prior two years and the continued market strengthening in this segment with most organizations at or near capacity. As disclosed in “Item 4B – Information on the Company – Business Overview” design/build projects normally earn higher fees commensurate with the additional risk being taken.

Indirect and Administrative Expenses

Indirect and administrative expenses increased $3.9 million (23.2%) in 2006. This increase was due primarily to the 13.2% increase in contract revenues. Indirect and administrative expenses as a percentage of revenue remained consistent in 2006 and 2005 at 4.1% and 3.8% respectively.

Results of Operations: Heavy Civil

Contract revenues

Contract revenues in the Heavy Civil segment in 2006 increased $95.9 million or 28.6%. This increase was due primarily to a large municipal transportation project in the Pacific Northwest. Contract revenues in this segment rebounded in 2005 up $124 million or 58.3% after falling in 2004 by $65 million or 23.5%. Contract revenues in 2005 were supported by a strong water and waste water treatment plant market in the Southwest U.S. and the resumption of a large expressway project in Florida which was halted early in 2004 due to a design error by the client’s designer. The Company was awarded a project change order for remediation and completion of this project in fiscal 2005.

Contract Costs and Gross Profit

Gross profit as a percentage of contract revenue in the Heavy Civil segment was 8.4% in 2006, 10.3% in 2005, and 12.0% in 2004. Given the nature of the construction industry, gross profit percentages can vary from year to year depending on the mix of contract types and the market weighting.

Indirect and Administrative Expenses

Indirect and administrative expenses increased $0.8 million in 2006. This increase was due primarily to general inflation of goods and services. Indirect and administrative expenses remained relatively constant over the fiscal years 2005 and 2004 averaging $8.6 million per year. Indirect and administrative expenses as a percentage of contract revenues were 2.1% in 2006 and 2.5%. This decrease was a result of the segment not requiring additional infrastructure to handle the growth in contract revenues.

B. Liquidity and Capital Resources

Below is a brief summary of the Company’s financial position for the last two fiscal years ending October 31. For more detailed information, please see the consolidated financial statements attached to this report.

	2006	2005
	(All in thousands of dollars except shares outstanding)
Working capital	$297,433	$179,718
Long term debt – Canadian GAAP	$—	$19
Long term debt – U.S. GAAP	$—	$1,060
Shareholders’ Equity – Canadian GAAP	$493,941	$359,793
Redeemable Common Stock – U.S. GAAP	$485,534	$354,123
Shares Outstanding as at Oct. 31(1)	17,888,807	15,577,612

Notes:

(1)	This represents the total of all Class 1, 2, 3 and 4 common shares of the Company.

Financial Condition

As at October 31, 2006, the Company held $566 million in cash and cash equivalents, an increase of $75 million. This increase is due primarily to the net change in operating accounts of $59 million. The net change in operating accounts was due in large part to an increase in income taxes payable. Cash and cash equivalents in 2005 were $491 million, an increase of $174 million. This increase is due to a decrease in short-term deposits ($32.6 million) and the net change in operating accounts of $124 million. The change in operating accounts was due in part to the collection of an $18 million receivable in early fiscal 2005 which was recorded in late fiscal 2004 as a result of the successful resolution of an outstanding claim.

Included in cash and cash equivalents is $69 million (2005 – $112 million) pledged in favor of a bank for the Company’s US dollar denominated bank loans. These bank loans (2006 – $134 million; 2005 – $106 million) are used exclusively to minimize changes in the value of the United States operations as a result of currency exchange fluctuations, are renewed every 30 to 365 days and are covered by credit facilities with maturity dates of November 2006 and October 2007. Interest on these loans is designed to vary with the bank’s United States’ prime rate plus 0.50% or the London Interbank Offering Rate plus 0.33% at the Company’s option. During 2006, the Company increased its borrowings under these credit facilities by $27 million to reflect the increase in net assets of the operations in the United States. There was no change in the Company’s borrowings under these credit facilities in 2005.

Short-term deposits increased $97.3 million to $143.8 million in 2006 from $46.5 million in 2005. Included in short-term deposits is $72 million (2005 – $nil) pledged in favor of a bank for the Company’s US dollar denominated bank loans. Due to the trend to higher prime rates in both Canada and the United States, the Company changed the mix of maturity dates in 2006 and has a higher proportion of bank loans with maturities greater than 90 days. Correspondingly, the Company increased the maturity dates of its investments to match the bank loan maturities.

Marketable securities held by the Company increased in 2006 and 2005 by $4 million and $3 million, respectively, due to realized gains during each year.

Accounts receivable have increased to $817 million in 2006 from $692 million in 2005. Holdbacks increased by $14 million to $47.3 million in 2006 from $33.3 million in the prior year. The mix of accounts receivable and holdback receivable vary from year to year depending on the timing of project completion. Accounts receivable and holdbacks receivable as a percentage of revenue dropped from 22% in 2005 to 20% in 2006. This decrease is primarily due to an increase in the acceptance by owners of securities in lieu of holdbacks.

Accrued liabilities at October 31, 2006 were $181 million versus $127 million in the prior year. The increase of $54 million was entirely due to the increase in bonuses payable to employees as a result of increased Company profits.

Cash flow used by investing activities, net of short-term deposit activities, was $39 million, $29 million and $32 million in 2006, 2005 and 2004 respectively. The major use of cash flow is the purchase of property, plant and equipment. Cash flow used to acquire property, plant and equipment in 2006 and 2005 was consistent at $52 million. This is an increase over the 2004 levels due to the increase in contract revenues the Company has experienced in 2005 and 2006.

Cash flow of $2 million was used for financing activities in 2006 versus $37 million in 2005. As discussed above, the Company increased its bank loans by $27 million in 2006. In 2005, the Company used $20 million of cash flows to repay the operating bank loans. Cash flow of $17 million was provided by financing activities in 2004. The inflow of cash in 2004 was due to additional funds acquired through the Company’s US dollar denominated bank loans and the increased borrowings on two property developments both as discussed above.

Dividends of $77 million, $43 million, and $37 million were paid in the years 2006, 2005 and 2004 respectively. These amounts are determined by the Board of Directors and are paid in February of each year.

Liquidity

The Company has access to lines of credit in the amount of $130 million, in addition to the U.S. dollar denominated bank loans see “Financial Condition” section above. At October 31, 2006 the Company has utilized $67 million (2005 – $59 million) of these lines of credit, all in the form of letters of credit. Working capital as at October 31, 2006 is $297 million which represents an increase of $117 million over 2005’s working capital of $180 million. These increases are due primarily to the increase in trade receivables without a corresponding increase in trade payables and to the increase in cash and cash equivalents and short term deposits discussed in the “Financial Condition” section above.

Issuance of share capital provides a significant source of cash for the Company. Shares are normally offered to eligible salaried employees in March or April of each year. The Company repurchased all shares of employees terminated in the year and while there is no obligation to do so, generally repurchases shares of active employees at the employee’s request. Cash proceeds from issuance of share capital less repurchases was $47 million, $29 million and $24 million in the years 2006, 2005 and 2004 respectively.

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

D. Trends and Uncertainties

Management believes that the Company is well positioned for the foreseeable future. In 2006, the Company experienced record new work attainment of $5.5 billion (2005 - $5.3 billion), and at the end of 2006, the Company had a record backlog (which is anticipated revenue from uncompleted contracts) of $5.6 billion (2005 - $4.9 billion). These achievements provided a strong starting point for 2006 and beyond.

The Company continues to benefit from large bonding capacity enabling it to bid on work not accessible to many other smaller construction firms. This will continue to be a strong driver in the Company’s growth and its ability to compete. Bonding of contractor performance and payment obligations is a standard practice with construction owners and their lenders, who are contracting on a fixed price basis, to ensure that there is sufficient capital available for the contractor to fulfill its obligations. PCL’s backlog of work varies significantly depending on the economic cycles and the mix of fixed price contracts versus reimbursable contracts PCL obtains. Our equity, working capital and operating track record have enabled us to secure bonding capacity to operate with a total backlog of work exceeding $9 billion.

The Company continues to see a trend towards Public Private Partnerships (defined by The Canadian Council for Public-Private Partnerships as “A cooperative venture between the public and private sectors, built on the expertise of each partner, that best meets clearly defined public needs through the appropriate allocation of resources, risks and rewards”) in Canada, where PCL has participated as a design build contractor, and has been successful in this burgeoning market already securing projects worth approximately $800 million.

Diversity in both geographic location and construction markets continues to be essential in the global economy. Cyclical demand for construction services is typical of the industry and operations can also be adversely affected by shortages of labor and supplies, adverse weather conditions, government spending constraints and the Company’s ability to obtain bonding. In 2004, the Company experienced the effects of adverse weather conditions firsthand as several hurricanes struck Florida. This impacted several projects resulting in delays in scheduling and increased costs.

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

U.S. Acquisitions. The purchase of the construction assets and operations of Fisher-Klosterman, Inc. in Bakersfield, California and Teton Industrial Group, Inc. in Alpharetta, Georgia have allowed the Company to expand its industrial construction services to the United States. The acquisition of the construction assets and operations of Teton Industrial Group, Inc. in particular provides access to work in several states in the United States not previously available to the Company.

Canadian Acquisitions. The purchase of the shares of Grand Sierra Equipment Ltd. in Surrey, British Columbia and the construction assets and operations of Grand Sierra Construction Ltd. in Surrey, British Columbia is in preparation for the strong demand for construction services that was foreseen for British Columbia in the next several years. The purchase of the construction assets and operations of Melloy & Associates Ltd. in Edmonton, Alberta and Intracon Power Ltd. in Edmonton, Alberta allows the Company to be well positioned for the continuing growth in Alberta’s demand for servicing to the oilfield industry. This vertical integration strategy will allow the Company to bundle industrial construction services for this industry.

New Offices. The past four years have seen new district offices opened in Honolulu, Hawaii, Halifax, Nova Scotia and San Diego, California and an operations office in Nassau, Bahamas. Each new office provides geographic diversification and allows the Company to meet growing demand in these areas.

The Company believes that these recent expansions combined with its mature operations have positioned it well to mitigate the risk associated with the trends and uncertainties in the marketplace.

E. Off-Balance Sheet Arrangements

For the Company’s joint venture activity it is contingently liable at October 31, 2006 for $21 million (2005 - $47 million; 2004 - $62 million) for the other joint venture participants’ share of liabilities, net of security by way of letters of credit and cross-company guarantees, should the other joint venture participants not be able to satisfy them.

Management believes that the contingent joint venture liabilities will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

F. Contractual Obligations

	Payment due by period (in thousands of dollars)
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating bank loans	$32	$32	$—	$—	$—
Interest commitments on operating bank loans(2)	$—	$—	$—	$—	$—
Bank loans	$133,652	$133,652	$—	$—	$—
Interest commitments on bank loans(3)	$8,084	$8,084	$—	$—	$—
Operating Lease Obligations	$24,992	$4,506	$8,221	$7,096	$5,169
Employer contributions to defined benefit pension plan(4)	$923	$923	$—	$—	$—
Purchase commitments(5)	$10,173	$10,173	$—	$—	$—
Total	$177,856	$157,370	$8,221	$7,096	$5,169

Notes:

(1)	The table above does not include contracts with subcontractors and suppliers because, in the event of termination of the prime contract for convenience by the owner, the Company generally has the right to cancel its subcontracts and purchase orders in relation to that prime contract by paying costs or damages of the subcontractor or supplier resulting directly from the termination of the subcontract or purchase order or by paying such amounts as the Company recovers from the owner.

(2)	Interest rates on all operating bank loans are fixed.

(3)	Interest rates on the bank loans vary with the bank’s U.S. prime rate plus 0.50% or the London Interbank Offering Rate (LIBOR) plus 0.33% at the Company’s option. The Company has chosen the LIBOR rate plus 0.33% on all bank loans. The Company has assumed that the LIBOR rate will be at an average of 5.72% over the remaining terms of the loans, and has prepared its estimate of interest commitments for these loans on this basis.

(4)	The Company’s best estimate of contributions to be paid to the defined benefit pension plan during the year ending October 31, 2007 is $923. The Company is unable to estimate what its contributions will be under the plan in years subsequent to October 31, 2007, and therefore has not included any contributions related to the plan for these years in the table above.

(5)	The Company has an outstanding purchase commitment for 7.33 acres of undeveloped land in Edmonton, Alberta totaling $3,600 of which a deposit of $360 was in place as at October 31, 2006. The Company plans to utilize this undeveloped land for potential future expansion of its PCL Business Park in Edmonton, Alberta. The Company is also in the process of renovating Building 4 (41,171 s.f.) in the PCL Business Park in Edmonton, Alberta, totaling $3,779, of which $273 was incurred at October 31, 2006. In addition, the Company has an outstanding purchase commitment for four tower cranes totaling $3,375, of which a deposit of $675 was in place as at October 31, 2006. Subsequent to October 31, 2006, the Company began the expansion and upgrade of its Melloy Industrial office and warehouse (2,000 s.f. expansion of its 7,208 s.f. – office; 14,252 s.f. – shop) in Nisku, Alberta, with a total budget of $727.

The bank loans noted above represent U.S. dollar denominated bank loans used exclusively to minimize changes in the value of the United States operations as a result of currency exchange fluctuations and are renewed every 30 to 365 days. Short-term deposits are held by the Company which offset these loans and are hypothecated in favor of the bank.

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

Joseph D. Thompson – 73

Edmonton, Alberta, Canada

Joined Poole Construction Limited (a predecessor to PCL) in 1967. During his 30+ years with PCL and its predecessor, he has progressively held positions such as chief engineer, district manager, regional manager, president and chief executive officer and chairman, before assuming his present position in 1997 as Chairman of the Board of PCL Employees Holdings Ltd., chairman of PCL Employees Holdings Ltd. - Human Resource, Compensation and Nominating Committee and a member of the PCL Employees Holdings Ltd. Audit Committee. Mr. Thompson also currently serves as board member of The Babel Fish Corporation, a multilingual software solution company.

	Private Investor, Chairman of the Board PCL Employees Holdings Ltd., and Chairman of the Board of PCL Construction Group Inc.	1984

Ross A. Grieve – 59

Edmonton, Alberta, Canada

Joined Poole Construction Limited (a predecessor to PCL) in 1969 in his hometown of Winnipeg, after completing a Bachelor of Science in Civil Engineering from the University of Manitoba. Since that time, he has worked in positions of increasing responsibility throughout the PCL family of companies before assuming his present position as president and chief executive officer in 1997 of PCL Employees Holdings Ltd. Mr. Grieve presently serves as a director of Melcor Developments Ltd., a publicly-traded residential, commercial, and industrial property development company, Centennial Valley Properties Inc., a residential property development company and Inn at the Forks Ltd., a hotel company.

	President and Chief Executive Officer, PCL Employees Holdings Ltd. and PCL Construction Group Inc., Director, PCL Employees Holdings Ltd.	1991

Name, Age, Place of Residence and Biographical Information	Principal Occupation	Director Since
Garnet K. Wells – 66 Chestermere, Alberta, Canada Joined the PCL family of companies in 1986 as chief financial officer. He retired in 2001 but remains a director of PCL Employees Holdings Ltd. and a member of the PCL Employees Holdings Ltd. Audit Committee and PCL Employees Holdings Ltd. - Human Resource, Compensation and Nominating Committee. Mr. Wells also currently serves as vice-chairman of the board of Conematic Heating Systems Inc., a heating systems manufacturing company.	Private Investor, Director, PCL Employees Holdings Ltd. and Director, PCL Construction Group Inc.	1987

Henry R. Gillespie – 73 Edmonton, Alberta, Canada Joined Poole Construction Limited (predecessor to PCL) in 1969 as secretary/treasurer. In 1977, he became vice president finance and administration and subsequently senior vice president and chief financial officer, a position he held until he retired in 1984. Mr. Gillespie is a director of PCL Employees Holdings Ltd., chairman of the PCL Employees Holdings Ltd. Audit Committee and a member of PCL Employees Holdings Ltd. – Human Resource, Compensation and Nominating Committee.	Private Investor. Director, PCL Employees Holdings Ltd., Director, PCL Construction Holdings. Ltd. and Director, PCL Construction Group Inc.	1977

Senior Management

The key executive officers of PCL Employees Holdings Ltd. and its principal subsidiary companies are as follows:

Name	Title	PCL Company	Years with Company
Peter E. Beaupré – 56 Denver, Colorado, USA Joined the PCL family of companies in 1980 as a project manager. During his 26 years with PCL he has held many positions including district manager, regional vice president and president of several divisions before assuming his current position as president in 1998 and chief operating officer in 2001 of PCL Construction Enterprises, Inc. He is responsible for all U.S. operations.	President and Chief Operating Officer	PCL Construction Enterprises, Inc.	26

Alan L. Bodie – 59 Edmonton, Alberta, Canada Joined the PCL family of companies in 1985 after completing a Bachelor of Science in Mechanical Engineering and significant management experience in road building and heavy construction sectors. He was responsible for PCL’s heavy industrial operations until 2002. His current role includes asset management, acquisitions, and various strategic initiatives.	President, Strategic Initiatives	PCL Constructors Inc.	19

Paul G. Douglas – 52 Edmonton, Alberta, Canada Joined PCL in 1985. He is president and chief operating officer of PCL Constructors Inc., overseeing operations and administration of all Canadian building districts. He is responsible for operations support; professional development; human resources; information systems; health, safety and the environment; labour relations; and corporate services for all of the PCL companies.	President and Chief Operating Officer Canadian Buildings	PCL Constructors Inc.	21

Name	Title	PCL Company	Years with Company
Ross A. Grieve – 59 Edmonton, Alberta, Canada Joined Poole Construction Limited (a predecessor to PCL) in 1969 in his hometown of Winnipeg, after completing a Bachelor of Science in Civil Engineering from the University of Manitoba. Since that time, he has worked in positions of increasing responsibility throughout the PCL family of companies before assuming his present position as president and chief executive officer in 1997 of PCL Employees Holdings Ltd.	President and Chief Executive Officer	PCL Employees Holdings Ltd. PCL Construction Group Inc.	37

Gordon D. Maron – 59 Edmonton, Alberta, Canada	President and Chief Financial Officer	PCL Construction Holdings Ltd.	36

Joined PCL in 1971 as a junior accountant and has held progressively more senior positions such as administration manager, controller, vice-president finance and in 2001 he assumed the position of president and chief financial officer of PCL Construction Holdings Ltd. He is responsible for all financial and accounting aspects of the corporation including specific responsibility for treasury, taxation, legal and corporate secretary duties, and liaison and negotiation with insurance providers and bonding companies. He also ensures that the overall financial reporting, planning, control and analytical processes operate effectively at the district/subsidiary level.	Vice President, Secretary/Treasurer	PCL Employees Holdings Ltd.

Robert M. Martz – 51 Los Angeles, California, USA Joined PCL in 1981 as a field engineer and has held progressively more senior positions in the Company such as district manager, vice president and regional vice president before assuming his current position as Regional Vice President Southwest USA. He is responsible for building operations in California, Arizona, and Nevada.	Regional Vice President, Southwest USA	PCL Constructions Services, Inc.	25

Name	Title	PCL Company	Years with Company
R. Brad Nelson – 53 Toronto, Ontario, Canada Joined PCL in 1997 and is responsible for PCL’s building operations in Manitoba, Ontario, and Atlantic Canada. He has over 29 years of construction experience in Canada and the United States. Prior to joining PCL, he was executive vice president and chief operating officer responsible for North American operations for a large contractor.	President, Central and Eastern Canada	PCL Constructors Canada Inc.	9

Peter A. Stalenhoef – 53 Edmonton, Alberta, Canada Joined the PCL family of companies in 1987 as a senior estimator and has held progressively more senior positions such as chief estimator, operations manager, division manager, and president and chief operating officer responsible for all the industrial operating companies. He has over 30 years of heavy industrial construction experience with an emphasis in petrochemical, refinery, oil and gas, power plant, and pulp and paper projects.	President and Chief Operating Officer, Heavy Industrial Group	PCL Constructors Inc.	19

Douglas R. Stollery – 53

Edmonton, Alberta, Canada

Joined the PCL family of companies in 2006 as General Counsel. He practiced law with a private law firm in Edmonton, Alberta from 1977 to 2006. He is responsible for the legal affairs of the PCL family of companies and serves as corporate secretary for the PCL family of companies.

	General Counsel	PCL Constructors Inc.	Less than 1

Alfred E. Troppmann – 57 Denver, Colorado, USA Joined PCL in 1973 as a project manager and has held progressively more senior positions such as district manager, vice president, and executive vice president before assuming his current position as president of PCL Construction Services, Inc. He is responsible for building operations in Orlando, Minneapolis, Denver, Seattle, Hawaii, San Diego, and Los Angeles.	President	PCL Construction Services, Inc.	33

There are no family relationships among any of the directors and officers of the Company listed above.

B. Compensation

Total compensation paid to our directors and senior management for the fiscal year ended October 31, 2006 was $26,427,323. This amount does not include dividends paid to the directors and senior management in respect of our common shares. Directors and senior management share ratably in all dividends with other employee-shareholders.

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

The Chief Executive Officer and Chief Financial Officer of the Company and the three chief operating officers receive a non-discretionary bonus that is a fixed percentage of operating results for the Company, in respect of the Chief Executive Officer and Chief Financial Officer, and the units over which they have charge, as the chief operating officers. Other members of senior management described above participate in a discretionary bonus program under which they share in a bonus pool based on operating results, as approved by the Board of Directors of the Company and as individually set by the Chief Executive Officer and senior management.

The total amount paid by the Company to the defined contribution pension plan of our senior management for the fiscal year ended October 31, 2006 was $148,698. The Company has not set aside or accrued any other amount to provide pension, retirement or similar benefits for senior management or directors.

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

C. Board Practices

The Company’s Amended Articles of Continuance provide that the Board of Directors will consist of between one (1) and twelve (12) directors. There are currently four (4) directors each of whom holds office until the next annual meeting of the shareholders of the Company and until his successor has been elected. Officers of the Company serve at the discretion of the Board of Directors.

Directors are compensated by cash payments and participation in the share purchase plans. Directors do not serve as such under any written or unwritten agreements. Directors who are also employees serve under unwritten employment agreements.

Audit Committee

The members of the Company’s audit committee are Joseph D. Thompson, Garnet K. Wells and Henry R. Gillespie. The audit committee has a formal mandate. The audit committee consists of at least three members of the Board.

All of the members of the Committee are persons who are independent of management and are free from any business or other relationships that could, or could reasonably be perceived to, materially interfere with their abilities to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

The members of the audit committee are appointed annually upon recommendation of the Chairman of the Board and approval by the Board. The Board appoints a Chairman of the audit committee. Each member of the Committee is financially literate or must become financially literate within a reasonable period of time after appointment to the audit committee. At least one member of the audit committee must be a “financial expert” as defined by applicable Securities and Exchange Commission rules.

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

The audit committee will also undertake such responsibilities as are required by law of an audit committee, including review of the financial statements of the Company before they are approved by the Board of Directors.

In addition, the audit committee:

•	recommends to the Board annually, the firm to be retained as the Company’s independent auditor;

•	if appropriate, recommends to the Board the replacement of the Company’s independent auditor;

•	in connection with recommending to the Board the firm to be retained or removed as the Company’s independent auditor:

•	evaluates the performance of the firm’s independent auditor; and

•	reviews the information provided by management and the independent auditor relating to the independence of such firm, including, among other things, information related to the non-audit services provided and expected to be provided by the independent auditor;

•	reviews, with the independent auditor, its plans, and overall scope of its annual audit and other examinations;

•	reviews, with the independent auditor, the report of its annual audit, its proposed report concerning the audit, the accompanying management letter, and any other reports of the results of any other examinations, which may fall outside its normal audit procedures, that the independent auditor may from time to time undertake;

•	reviews, with the independent auditor, the annual financial reports of the Company, prior to the Committee recommending the reports to the Board for approval;

•	reviews, with the independent auditor, the impact of any new pronouncements issued by recognized organizations, agencies or other bodies that could have an effect upon the Company’s financial statements and financial reporting;

•	reviews, with the independent auditor:

•	the quality and adequacy of the Company’s accounting policies, financial controls and systems; and

•	the quality and adequacy of management’s disclosure of information to the independent auditor.

The audit committee also:

•	reviews, with the appropriate officers of the Company, the annual financial reports of the Company, before the Committee recommends reports to the Board for approval.

•	reviews, with the Company’s management, its plans and reports concerning the Company’s ongoing program of internal reviews of districts or offices of the Company’s subsidiaries or specific projects of the Company’s subsidiaries, including approval of the specific assignments for the year and review of the completed reports.

•	reviews, with the appropriate officers of the Company or subsidiaries of the Company:

•	the quality and adequacy of the Company’s accounting policies, financial controls and systems; and

•	the quality and adequacy of management’s disclosure of information to the independent auditor.

•	reviews, with the appropriate officers of the Company, the Company’s policies and compliance procedures with respect to proper business practices.

•	reviews Securities and Exchange Commission 20-F filings and recommends approval to the Board of Directors.

•	reviews formal filings as required by the Sarbanes-Oxley Act, including compliance with the provisions of Section 404, and recommends approval to the Board of Directors.

•	reviews annual reports on Insurance Coverage prepared by the Company’s management and forwards as information to the Board of Directors, together with any applicable recommendations.

•	reviews reports on Employee Pension Benefit Plans prepared by the Company’s management and ensures that the necessary Trustees and Investment Committees are in place, and forwards as information to the Board of Directors.

•	requires that the Company’s management disclose to the Committee the existence of any improper or illegal conduct of which management is aware and periodically review with the Company’s management the steps being taken to avoid, disclose and correct such conduct.

The audit committee meets as frequently as it determines necessary to comply with its responsibilities. The Chairman of the audit committee, any other member of the audit committee or the independent auditor of the Company may call a meeting of the audit committee. The Chairman of the audit committee is responsible for supervising the conduct of meetings of the audit committee and, in consultation with the other members of the audit committee, for establishing the agenda for the meetings. A majority of the members constitutes a quorum of the Committee.

The independent auditor is entitled to receive notice of every meeting of the audit committee and, at the expense of the Company, to attend and be heard at the meeting, if so requested by a member of the Committee, the independent auditor attends any or every meeting of the Committee held during the term of the independent auditor.

The audit committee may request any officer or employee of the Company or any of its subsidiaries, or the Company’s outside legal counsel, or other third parties, to attend a meeting of the committee or to meet with any members of, or act as consultants to the audit committee. The audit committee may meet with management, the independent auditor or others in private sessions to discuss any matter that the audit committee, management, the independent auditor or other such persons believe should be discussed privately.

The audit committee requires the Company’s management and the independent auditor to provide the audit committee with the necessary information as required by the audit committee to fulfill its responsibilities.

The audit committee may retain, at such times and on such terms as the audit committee determines in its sole discretion and at the Company’s expense, special legal, accounting or other consultants to advise and assist it in complying with its mandate.

The audit committee reports its activities to the Board at the Board’s first regular meeting thereafter, or at such earlier time as it deems appropriate.

The audit committee reviews and reassesses the adequacy of the audit committee’s mandate at least annually and recommends any proposed changes to the Board for approval.

Human Resource, Compensation and Nominating Committee

The members of the Company’s human resource, compensation and nominating committee are Joseph D. Thompson, Garnet K. Wells and Henry R. Gillespie. The committee has a formal mandate under which it functions. The committee consists of at least three members of the Board.

All of the members of the committee are persons who are independent of management and are free from any business or other relationships that could, or could reasonably be perceived to, materially interfere with their abilities to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

The members of the committee are appointed annually upon recommendation of the Chairman of the Board and approval by the Board. The Board appoints a Chairman of the committee. The human resource, compensation and nominating committee’s primary function is to assist the Board of Directors in fulfilling the board’s oversight responsibilities on matters relating to management and board succession and compensation. The committee:

•	sets the salary, bonus and share allocation for the President and Chief Executive Officer;

•	approves the salary, bonus and share allocation for the Chief Financial Officer, President and Chief Operating Officer of Canadian Buildings, President and Chief Operating Officer of the United States, President Heavy Industrial, and President Strategic Initiatives;

•	determines succession of senior officers;

•	recommends candidates for election to the Board of Directors;

•	recommends candidates for the board committees;

•	recommends compensation levels for the members of the Board of Directors;

•	sets the long term bonus pool for payment to employees of subsidiaries of the Company and non-employee directors of the Company;

•	authorizes the payment of a long term bonus to non-employee directors of the Company;

•	recommends to subsidiaries of the Company the payment of a long term bonus to their employees.

In order to fulfill these responsibilities, the committee relies upon the recommendations of the Chief Executive Officer and its own analysis of compensation data.

The committee may request any officer or employee of the Company or any of its subsidiaries, or the Company’s outside legal counsel, or other third parties, to attend a meeting of the committee or to meet with any members of, or act as consultants to the committee.

The committee meets as frequently as it determines necessary to comply with its responsibilities. The Chairman of the Committee, any other member of the committee or the independent auditor of the company may call a meeting of the committee. The Chairman of the Committee is responsible for supervising the conduct of the meetings of the committee and, in consultation with the other members of the committee, for establishing the agenda for the meetings. A majority of the members constitutes a quorum of the committee.

The committee requires the Company’s management to provide the committee with the necessary information as required by the committee to fulfill its responsibilities.

The committee may retain, at such times and on such terms as the committee determines in its sole discretion and at the Company’s expense; special legal, accounting or other consultants to advise and assist it in complying with this mandate.

The members of the committee are entitled to receive such remuneration for acting as members of the committee as the Board of Directors may from time to time determine.

The committee reports its activities to the Board at the Board’s first regular meeting thereafter, or at such earlier time as it deems appropriate.

The committee reviews and reassesses the adequacy of the committee’s mandate at least annually and recommends any proposed changes to the Board for approval.

D. Employees

The following chart lists the average number of salaried and hourly (unionized and non-unionized) employees by location for each of the last three fiscal years:

Average Number of Employees
	2006	2005	2004
Salaried Staff
Canada United States Bahamas	1,420 917 49	1,282 780 43	1,085 752 4

Hourly Trades
Canada
Unionized Non-Unionized	1,968 99	2,047 51	1,848 233

United States
Unionized Non-Unionized	627 1,683	669 992	242 943

Note:   Based on count as of September 2006.

All hourly trades employees are temporary employees. PCL maintains good relations with the various unions for which we have collective bargaining agreements.

E. Share Ownership

The following table presents information regarding the ownership of certain classes of shares by our directors and executive officers as of January 31, 2007.

Name	Title	PCL Company	Number & Share Class		Percentage of Class	Percentage of Total Voting Shares
Peter E. Beaupré (1)	President and Chief Operating Officer	PCL Construction Enterprises, Inc.	400 18,750 228,900 139,550	Class 1 Class 2 Class 3 Class 4	* Class 1 * Class 2 14% Class 3 4% Class 4	7%

Alan L. Bodie (2)	President, Strategic Initiatives	PCL Constructors Inc.	400 252,000	Class 2 Class 4	* Class 2 8% Class 4	5%

Paul G. Douglas (3)	President and Chief Operating Officer	PCL Constructors Inc.	10,400 357,450	Class 2 Class 4	* Class 2 11% Class 4	7%

Henry R. Gillespie (4)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1% Class 4	1%

Ross A. Grieve (5)	Director	PCL Employees Holdings Ltd.	194,400 556,000	Class 2 Class 4	2% Class 2 17% Class 4	11%

	President & Chief Executive Officer	PCL Construction Group Inc.

Gordon D. Maron	President and Chief Financial Officer Vice President, Secretary/Treasurer	PCL Construction Holdings Ltd. PCL Employees Holdings Ltd.	51,400 247,570	Class 2 Class 4	1% Class 2 7% Class 4	5%

Robert M. Martz (6)	Regional Vice President, Southwest USA	PCL Construction Services, Inc.	22,500 130,910	Class 2 Class 4	* Class 2 4% Class 4	3%

R. Brad Nelson	President, Central and Eastern Canada	PCL Constructors Canada Inc.	400 262,290	Class 2 Class 4	* Class 2 8% Class 4	5%

Peter A. Stalenhoef (7)	President, Heavy Industrial Group	PCL Constructors Inc.	18,000 238,280	Class 2 Class 4	* Class 2 7% Class 4	5%

Douglas R. Stollery	General Counsel	PCL Constructors Inc.	50,000	Class 4	1% Class 4	1%

Joseph D. Thompson (8)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1% Class 4	1%

Al E. Troppmann	President	PCL Construction Services, Inc.	40,400 252,500	Class 1 Class 3	1% Class 1 16% Class 3	5%

Garnet K. Wells (9)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1% Class 4	1%

Notes:

*	Less than 1%.

(1)	Includes 229,300 shares held of record by Mr. Peter E. Beaupré and 158,300 shares held of record by Casalingo Productions Inc., a company beneficially owned by Mr. Peter E. Beaupré.

(2)	Includes 10,400 shares held of record by Mr. Alan L. Bodie and 242,000 shares held of record by 635101 Alberta Ltd., a company beneficially owned by Mr. Alan L. Bodie.

(3)	Shareholder of record is Dougco Holdings Limited, a company beneficially owned by Mr. Paul G. Douglas.

(4)	Shareholder of record is Cabernet Investments Ltd., a company beneficially owned by Mr. Henry R. Gillespie.

(5)	Includes 230,200 shares held of record by Mr. Ross A. Grieve and 520,200 shares held of record by Kamandor Holdings Ltd., a company beneficially owned by Mr. Ross A. Grieve.

(6)	Shareholder of record is Pan BC Holdings, a company beneficially owned by Mr. Robert M. Martz.

(7)	Shareholder of record is 635098 Alberta Ltd., a company beneficially owned by Mr. Peter A. Stalenhoef.

(8)	Shareholder of record is Jonan Enterprises Ltd., a company beneficially owned by Mr. Joseph D. Thompson.

(9)	Shareholder of record is Garval Investments Inc., a company beneficially owned by Mr. Garnet K. Wells.

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

For 2006, the Board established the following Plans:

•	Universal 2006 Class 1 Non-Voting Employee Common Share Purchase Plan.

•	Universal 2006 Class 2 Non-Voting Employee Common Share Purchase Plan.

•	Universal 2006 Class 3 Voting Employee Common Share Purchase Plan.

•	Regular 2006 Class 1 Non-Voting Employee Common Share Purchase Plan.

•	Regular 2006 Class 2 Non-Voting Employee Common Share Purchase Plan.

•	Regular 2006 Class 3 Voting Employee Common Share Purchase Plan.

•	Regular 2006 Class 4 Voting Employee Common Share Purchase Plan.

The Class designations relate to whether the shares are non-voting (Classes 1 and 2) or voting (Classes 3 and 4) and whether the shares are offered to employees in the U.S. (Classes 1 and 3) or Canada (Classes 2 and 4). The Board determined in its sole discretion whether each employee will be offered voting or non-voting shares. Most of the shares offered under the Plans are non-voting.

Under the 2006 Universal Plans, salaried employees who have been continuously employed by PCL for at least six months as of the date that the Plans were adopted were eligible to purchase up to 100 shares in multiples of 10 shares and subject to a minimum purchase of 50 shares. The maximum aggregate number of shares that an employee may purchase under Universal Plans in all years is 400. Once that maximum is reached, the employee is ineligible to purchase further shares under a Universal Plan. A total of 123,200 shares were available under the 2006 Universal Plans, consisting of 41,500 Class 1 shares, 73,700 Class 2 shares and 8,000 Class 3 shares.

Under the 2006 Regular Plans, a total of 2,867,940 shares were made available for purchase, consisting of 758,140 Class 1 shares, 1,515,090 Class 2 shares, 278,560 Class 3 shares and 316,150 Class 4 shares. Approximately 2,072 salaried employees were offered the opportunity to purchase shares under the 2006 Regular Plans.

The amount of the purchase price for shares purchased under Universal Plans are loaned to the shareholder by PCL Constructors Inc. in Canada and by PCL Construction Enterprises, Inc. in the United States and those loans are repaid by payroll deductions over a period of three years. The employee executes a promissory note for the purchase price, which becomes due upon termination of employment. In respect of the 2006 Universal Plans, the shareholder grants an option to the Company to repurchase the shares in the event of default by the shareholder under the promissory note and grants security to the lender in respect of the proceeds of sale under the option.

The purchase price for shares purchased under the Regular Plans is payable in full at the time of purchase in Canadian funds.

The right to purchase shares under the Plans cannot be assigned. Before purchasing shares, an employee must become a party to the Unanimous Shareholder Agreement, which greatly restricts the transferability of the shares. For a discussion of the material terms of the Unanimous Shareholder Agreement, see “Item 10 – Additional Information – Unanimous Shareholder Agreement” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference).

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

The foregoing description relates to the Company’s historical practice with respect to employee share purchase plans and to the Plans adopted for 2006. The Company is not required to make shares available to employees in any future year and, if it determines to do so, the terms on which such shares are offered may differ from those described above.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Names and share ownership of any holders of 5% or more of any class of voting shares of the Company as at January 31, 2007 are as follows:

Shareholder of Record	Share Class	Number of Shares	Percentage of Share Class
Ross A. Grieve(1)	Class 4 Voting Class 2 Non-Voting	556,000 194,400	17 2	% %
Paul G. Douglas(2)	Class 4 Voting Class 2 Non-Voting	357,450 10,400	11 *	%
Alan L. Bodie(3)	Class 4 Voting Class 2 Non-Voting	252,000 400	8 *	%
R. Brad Nelson	Class 4 Voting Class 2 Non-Voting	262,290 400	8 *	%
Gordon D. Maron	Class 4 Voting Class 2 Non-Voting	247,570 51,400	7 1	% %
Peter A. Stalenhoef (4)	Class 4 Voting Class 2 Non-Voting	238,280 18,000	7 *	%
Al E. Troppmann	Class 3 Voting Class 1 Non-Voting	252,500 40,400	16 1	% %
Peter E. Beaupré(5)	Class 4 Voting Class 3 Voting Class 2 Non-Voting Class 1 Non-Voting	139,550 228,900 18,750 400	4 14 * *	% %
Jerry Harder	Class 3 Voting Class 1 Non-Voting	121,800 52,400	7 1	% %
Fred Auch	Class 3 Voting Class 1 Non-Voting	120,400 24,700	7 1	% %
Luis S. Ventoza	Class 3 Voting Class 1 Non-Voting	92,560 22,530	6 *	%

Notes:

*	Less than 1%.

(1)	Includes 230,200 shares held of record by Mr. Ross A. Grieve and 520,200 shares held of record by Kamandor Holdings Ltd., a company beneficially owned by Mr. Ross A. Grieve.

(2)	Shareholder of record is Dougco Holdings Limited, a company beneficially owned by Mr. Paul G. Douglas.

(3)	Includes 10,400 shares held of record by Mr. Alan L. Bodie and 242,000 shares held of record by 635101 Alberta Ltd., a company beneficially owned by Mr. Alan L. Bodie.

(4)	Shareholder of record is 635098 Alberta Ltd., a company beneficially owned by Mr. Peter A. Stalenhoef.

(5)	Includes 229,300 shares held of record by Mr. Peter E. Beaupré and 158,300 shares held of record by Casalingo Productions Inc., a company beneficially owned by Mr. Peter E. Beaupré.

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

As of January 31, 2007, the Company had 1,945 registered holders of its common shares, 722 of whom were residents of the United States, holding 100% of the Class 1 and Class 3 shares of the Corporation.

B. Related Party Transactions

Loans to Management

November 1, 2005 - October 31, 2006

Name	Largest Amount Outstanding in Period	Amount Outstanding at October 31, 2006	Nature of Loan	Interest Rate
Robert M. Martz	$200,000	$200,000	House	Nil

The loan to Robert M. Martz was repaid in full on January 5, 2007.

See also “Item 10 – Additional Information – Unanimous Shareholders Agreement” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference). for a discussion of an agreement among the Company and all of its shareholders.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See our audited consolidated financial statements attached hereto.

Legal or Arbitration Proceedings

On August 5, 2005 PCL Civil Constructors, Inc. (“Civil”) commenced a civil action against a number of engineering firms, claiming negligence in design and peer review in respect of the superstructure design for the Ringling Causeway Bridge in Sarasota, Florida. Civil is seeking damages in excess of US$15,000,000. One of the engineering firms, Earth Tech, Inc., has filed a counterclaim against Civil for an unspecified amount, believed to be estimated by Earth Tech, Inc. at US$400,000. The matter is in the discovery stage and the Company is unable to determine the outcome of this litigation at this time. All costs associated with the project have been reflected in the operations of the Company. Recovery of claim proceeds, if any, will be reflected in the year that the claim is resolved.

On February 2, 2006, PCL Construction Services, Inc. (“Services”) commenced a civil action in the United States Court of Federal Claims arising out of a contract performed for the United States Bureau of Reclamation for the construction of a visitor’s center and parking structure at Hoover Dam, commencing in April, 1994. This matter includes a claim for US$2,400,000 for additional costs as a result of changes in the scope of the contract and US$19,700,000 relating to delays and disruptions by the government. The government recently filed a motion to dismiss this claim on the doctrine of res judicata. Arguments are being submitted in respect of this motion and no discovery has yet occurred. The Company is unable to determine the outcome of this litigation at this time. Should this claim be successful, it may have a significant positive impact on the Company’s financial position and profitability in the year that the claim is resolved.

On November 20, 2003 a suit was filed in the Superior Court of Arizona, Maricopa County by Colorado River Indian Tribes (“CRIT”), the Owner, against Tri-Star Theme Builders, Inc./PCL Construction Services, Inc., a joint venture (the “Joint Venture”), the general contractor, in connection with a claim that arose out of the construction of the Blue Water Resort & Casino (the “Project”) on the CRIT’s reservations near Park, Arizona. The Owner contended that the estimated cost to repair allegedly defective work exceeded US$17,000,000, and lost revenues due to business interruption during those repairs were projected by the Owner to be between US$12,000,000 and US$21,000,000. On September 12, 2006, the parties reached settlement in the amount of US$16,000,000 which was paid by the Joint Venture. The Joint Venture recorded a gain of US$2,000,000 as it has previously accrued a liability of US$18,000,000 for this matter.

On January 18, 2005, a Complaint was filed against PCL/Triad Joint Venture (the “Joint Venture”) and the City of Albuquerque by Shumate Constructors, Inc. (“Shumate”) seeking declaratory and injunctive relief in respect of the award to the Joint Venture of a contract for the construction of a water treatment plant in Albuquerque, New Mexico (the “Project”). PCL Civil Constructors, Inc. (“Civil”) is a member of the Joint Venture. Shumate was a competitive bidder for the award of the contract for the Project and alleged that Civil was not entitled to hold a resident contract preference certificate (the “Certificate”). Shumate’s claim for injunctive relief has been dismissed. Following the award of the contract, the Certificate was revoked and Shumate amended its Complaint to include a claim for damages in the amount of US$369,000 for bid preparation costs and US$13,923,000 for lost profits, alleging errors made intentionally and in bad faith in Civil’s application for the Certificate. The Joint Venture intends to vigorously defend itself against this claim. The litigation is currently in the discovery stage. The Company is currently unable to determine the outcome of this litigation and no reserves have been established in connection with this claim.

On October 25, 2005 a Statement of Claim was filed in the Ontario Superior Court of Justice by The Bank of Nova Scotia, Scotia Realty Limited and SPE Operations Ltd. (collectively the “Owners”) against PCL Constructors Canada Inc. (“PCL Canada”), Sayers & Associates Limited (“Sayers”), WZMH Architects, The Mitchell Partnership Inc. and Quinn Dressel Associates. On December 28, 2005, the Owners issued a Fresh Statement of Claim in the action adding PCL Constructors Eastern Inc. (“PCL Eastern”) and The Webb Zerafa Menkes Housden Partnership as defendants to the action. The Owners are seeking $35,000,000 in damages plus interest and costs related to this action for alleged deficiencies in the design and construction of the water pipe systems in a 67 storey commercial high rise located in the City of Toronto known as “Scotia Plaza”. PCL Canada and PCL Eastern intend to vigorously defend themselves against this claim and have asserted claims for insurance coverage and for indemnity against its co-defendants. The litigation is currently in the discovery stage. The Company is currently unable to determine the outcome of the litigation and no reserves have been established in connection with this claim.

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

B. Significant Changes

There have been no significant changes since the date of our annual financial statements, except for the declaration of dividends in January 2007 by the Company on its common shares in the amount of $9.05 per share to shareholders of record on January 31, 2007. The dividends, totaling $161,677,046, were paid in February 2007.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details; Markets

There is no market for the Company’s securities and the Company’s securities are not listed on any stock exchange or other regulated market. Each of the Company’s shareholders is a party to a Unanimous Shareholder Agreement, which, among other things, restricts the shareholders’ ability to transfer our shares and establishes a formula for calculating the price at which our shares may be offered and sold. The Company has a right of first refusal to purchase the shares. For a further explanation of the Unanimous Shareholder Agreement and the provisions regarding repurchase of the shares of the Company, see “Item 10 – Additional Information – Unanimous Shareholder Agreement” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference).

The Board of Directors sets the price of the shares each year based on Adjusted Consolidated Book Value for the shares. The price set by the Board of Directors remains in effect until the new price is set the next year. The calculation of Adjusted Consolidated Book Value is further described under “Item 10 – Additional Information – Unanimous Shareholder Agreement – Company Rights and Obligations to Repurchase Shares” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference).

The table below lists the price set by the Board of Directors for fiscal year 2007 and in each of the last five fiscal years. To the Company’s knowledge, shares have not been offered or sold except at the price determined by the Board of Directors. All price amounts are expressed in Canadian dollars and each of Classes 1, 2, 3 and 4 of the shares have the same price.

Fiscal Year Ended	Share Price
October 31, 2007	$22.00
October 31, 2006	$20.75
October 31, 2005	$20.00
October 31, 2004	$19.00
October 31, 2003	$18.25
October 31, 2002	$17.50

Prior Offerings of Common Shares

As described above under the heading “Item 6 – Directors, Senior Management and Employees – Share Ownership - Employee Share Purchase Plans,” PCL issues shares to its employees and directors in the United States and Canada pursuant to annual employee share purchase plans. The following table describes the shares issued to United States residents pursuant to these plans during the past three fiscal years:

Fiscal Year Ended October 31,	Date of Sale	Class and Number of Shares Sold	Aggregate Offering Price
2006	May 2006	Class 1 – 574,720 shares Class 3 – 245,820 shares	$ $	11,925,440 5,100,765
2005	April 2005	Class 1 – 445,610 shares Class 3 – 194,261 shares	$ $	8,912,200 3,885,220
2004	April 2004	Class 1 – 553,370 shares Class 3 – 227,070 shares	$ $	10,514,030 4,314,330

PCL believes that foregoing shares for the fiscal years ended October 31, 2004 and 2005 were offered and sold pursuant to the exemption from registration under the Securities Act of 1933 provided by Securities and Exchange Commission Rule 701. The shares offered and sold subsequent to the fiscal year ended October 31, 2005 were pursuant to offerings registered with the Securities and Exchange Commission.

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

The aggregate offering price during any consecutive 12 month period did not exceed 15% of PCL’s total assets. PCL had total assets of $1,849,591,000 at October 31, 2006, $1,483,754,000 at October 31, 2005 and $1,261,727,000 at October 31, 2004. Every employee who was given the opportunity to purchase shares under the share purchase plans received an information package which described PCL, the plans, the restrictions on transfer of PCL’s shares, the risks associated with investment in securities sold pursuant to the plans, and audited financial statements. In addition, each employee received a letter explaining the number and Class of shares being offered to him or her and a copy of the plan under which those shares were offered.

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

Date of Sale	Number of Shares	Aggregate Offering Price
October 1, 2003	18,518	U.S.$	222,216
March 31, 2004	37,037	U.S.$	444,444

The foregoing shares were offered and sold in reliance upon the exemption from registration under the Securities Act provided by Rule 506 of Regulation D. Each of the former shareholders of Teton Industrial Group to whom shares were offered and sold was an “accredited investor” within the meaning of Rule 501(a) of Regulation D at the time of the sale. The shares were not offered by any form of general solicitation or general advertising, and the certificates issued in the transaction bear a legend advising potential transferees that the shares are “restricted securities” and cannot be resold unless registered under the Securities Act or unless an exemption from registration is available. Each of the shareholders became an employee of a subsidiary of PCL after the acquisition. In addition, the shareholders are parties to the PCL Unanimous Shareholders Agreement and are subject to the restrictions on transfer described under “Item 10. Additional Information – Unanimous Shareholders Agreement” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference).

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

D. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital including the availability of cash and cash equivalents for use by the Company and its subsidiaries, or affects the remittance of dividends, interest or other payments to a non-resident holder of shares of the Company other than withholding tax requirements.

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

Distributions on Our Common Shares

U.S. Holders receiving dividend distributions with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions (Note that PCL withholds 15% on dividends paid to US residents). Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions (see more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation. Dividends paid in Canadian dollars will be included in income in a U.S. dollar amount based on the exchange rate at the time of their receipt. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received as a dividend which are converted into U.S. dollars on a date subsequent to receipt.

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

Disposition of Our Common Shares

A U.S. Holder will recognize gain or loss upon the sale (i.e.: repurchase) of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Any gain recognized on the sale or other disposition of common shares will generally be U.S. source income. Any loss recognized on the sale or other disposition of common shares will generally be U.S. source. However, such loss will be foreign source to the extent certain dividends were received by the U.S. Holder within the 24-month period proceeding the date on which the loss was recognized. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S. $3,000; any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Internal Revenue Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the spot rate on the date of the sale or exchange.

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

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of our shares is owned, directly or indirectly, by U.S. shareholders, each of whom own 10% or more of our voting shares (“U.S. Shareholders”), we could be treated as a “controlled foreign corporation” (a “CFC”) under SubPart F of the Internal Revenue Code. If we were classified as a CFC and as a PFIC (defined below), CFC treatment would prevail with respect to U.S. Shareholders. CFC classification would effect many complex results including the required inclusion by such U. S. shareholders in income of their pro rata share: of “SubPart F Income” (as specially defined by the Internal Revenue Code) of PCL; and of our earnings invested in U.S. property. In addition, under Section 1248 of the Internal Revenue Code, gain from the sale or exchange of our common shares by a U.S. person who is or was a U.S. shareholder (as defined in the Internal Revenue Code) at any time during the five years period ending with the sale or exchange is generally treated as ordinary dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged. Because of the complexity of SubPart F, a more detailed review of these rules is outside of the scope of this discussion.

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

Exchange Rate Risk

The Company currently earns revenue and incurs expenses in United States dollars and Canadian dollars. Fluctuations in the Canadian dollar in relation to the U.S. dollar may have an adverse effect on our earnings as our consolidated financial statements are reported in Canadian dollars. The impact of a 10% strengthening, 5% strengthening, 5% weakening and a 10% weakening of the Canadian dollar in relation to the U.S. dollar compared to the fiscal year ended October 31, 2006 average U.S. dollar/Cdn. dollar exchange rate of $1.1329 is as follows:

US$1=Cdn$1.0196 10% strengthening	US$1=Cdn$1.0763 5% strengthening	US$1=Cdn$1.1329 October 31, 2006	US$1=Cdn$1.1895 5% weakening	US$1=Cdn$1.2462 10% weakening

US$1,000	US$1,000	US$1,000	US$1,000	US$1,000
Cdn$1,020	Cdn$1,076	Cdn$1,133	Cdn$1,190	Cdn$1,246

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

As at October 31, 2006, our management, including our President and Vice President, Secretary/Treasurer, has evaluated the effectiveness of the design and operations of our disclosure controls and procedures in accordance with Rule 13a-15 under the Securities Exchange Act of 1934. Based upon and as of the date of the evaluation, our President and Vice President, Secretary/Treasurer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported as and when required, and that it is accumulated and communicated to our management, including our President and Vice President, Secretary/Treasurer, as appropriate to allow timely decisions regarding required disclosure.

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

Our code of ethics entitled “Ethical Conduct Reporting Policy” applies to our President and Vice President, Secretary/Treasurer, among other members of management. A copy of the code of ethics has been filed with the Securities and Exchange Commission as an exhibit to the 2005 Annual Report on Form 20-F filed on March 3, 2006, and may be accessed through the Commission’s EDGAR database by visiting www.sec.gov.

C. Principal Accounting Fees And Services

PCL’s external auditors are KPMG LLP.

Audit Fees

KPMG LLP billed PCL $626,297 in 2006 and $724,588 in 2005 for audit services. Audit fees were incurred for the audit of our annual financial statements, the audits of the annual financial statements of certain of our consolidated subsidiaries, and services provided in connection with regulatory filings.

Audit Related Fees

None.

Tax Fees

KPMG LLP billed PCL $190,183 in 2006 and $218,327 in 2005 for tax compliance, tax advice, and tax planning services.

All Other Fees

KPMG LLP billed PCL $34,278 in 2006 and $406,882 in 2005 for advisory services.

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

Fees billed for advisory services represented 4.0% (2005 – 30.1%) of total fees billed by KPMG LLP of $34,278 (2005 - $406,882). The pre-approval requirement for advisory services was waived in 2006 as the advisory services represented less than 5% of the total amount of revenues paid by the Company to KPMG LLP. Fees billed for advisory services in 2005 of $387,217 were billed prior to the effective date of the Company’s registration statement on Form 20-F. The pre-approval requirement for advisory services of $19,665 billed subsequent to the effective date of the Company’s registration statement on Form 20-F was waived in 2005 as the advisory services represented less than 5% of the total amount of revenues paid by the Company to KPMG LLP.

D. Exemptions From The Listing Standards For Audit Committees

Not applicable.

E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

The following table outlines the purchases of the Company’s Class 1 and Class 3 shares by the Company during each month of the fiscal year ended October 31, 2006:

	Class 1		Class 3
Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share
November 1, 2005 to November 31, 2005	200	$20.00	100	$20.00
December 1, 2005 to December 31, 2005	500	$20.00	—	—
January 1, 2006 to January 31, 2006	9,470	$20.00	100	$20.00
February 1, 2006 to February 28, 2006	—	—	—	—
March 1, 2006 to March 31, 2006	2,770	$20.75	—	—
April 1, 2006 to April 30, 2006	4,900	$20.39	2,210	$20.75
May 1, 2006 to May 31, 2006	17,290	$20.75	—	—
June 1, 2006 to June 30, 2006	2,880	$20.75	200	$20.75
July 1, 2006 to July 31, 2006	4,100	$20.75	—	—
August 1, 2006 to August 31, 2006	2,560	$20.75	—	—
September 1, 2006 to September 30, 2006	4,890	$20.75	—	—
October 1, 2006 to October 31, 2006	3,210	$20.75	—	—

TOTAL	52,770	$20.57	2,610	$20.70

Note: The terms of the share repurchases by the Company, including the number of shares to be repurchased and the determination of the price to be paid upon repurchase, are determined in accordance with the Company’s Unanimous Shareholder Agreement, as described in “Item 10 – Additional Information – Unanimous Shareholder Agreement – Company Rights and Obligations to Repurchase Shares” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference).

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Auditors’ Report and Financial Statements for the Company are attached hereto as itemized under Item 19(a) and are incorporated herein by reference. Such Financial Statements have been prepared on the basis of Canadian GAAP. A reconciliation to United States GAAP appears in Note 24 thereto.

ITEM 18. FINANCIAL STATEMENTS

Not applicable. The Company has elected to provide Financial Statements pursuant to Item 17.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

F-1	Report of Independent Registered Public Accounting Firm;
F-2	Consolidated Balance Sheets;
F-3	Consolidated Statements of Earnings and Retained Earnings;
F-4	Consolidated Statements of Cash Flows; and
F-5	Notes to Consolidated Financial Statements.

B. Exhibits

1.1	Certificate of Amendment and Registration of Restated Articles dated March 3, 2006**

1.2	By-Laws of the Company*

2.1	Unanimous Shareholder Agreement dated effective May 1, 1988, as amended*

4.1	2006 Class 1 Regular Employee Stock Purchase Plan***

4.2	2006 Class 1 Universal Employee Stock Purchase Plan***

4.3	2006 Class 2 Regular Employee Stock Purchase Plan****

4.4	2006 Class 2 Universal Employee Stock Purchase Plan****

4.5	2006 Class 3 Regular Employee Stock Purchase Plan***

4.6	2006 Class 3 Universal Employee Stock Purchase Plan***

4.7	2006 Class 4 Regular Employee Stock Purchase Plan****

8.1	List of subsidiaries, including their jurisdiction of incorporation and names under which they do business*

11.1	Ethical Conduct Reporting Policy**

12.1	Section 13a-14(a)/15d-14(a) Certification of Principal Executive Officer****

12.2	Section 13a-14(a)/15d-14(a) Certification of Principal Financial Officer****

13.1	Section 1350 Certification of Principal Executive Officer and Principal Financial Officer****

*	Previously filed as an exhibit to our registration on Form 20-F filed on May 18, 2005, and incorporated herein by reference.

**	Previously filed as an exhibit to our annual report on Form 20-F filed on March 3, 2006, and incorporated herein be reference.

***	Previously filed as an exhibit to our registration on Form S-8 filed on April 6, 2006, and incorporated herein be reference.

****	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PCL EMPLOYEES HOLDINGS LTD.

By:	/s/ GORDON D. MARON
Gordon D. Maron Vice President, Secretary/Treasurer

Date: February 23, 2007

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of PCL Employees Holdings Ltd.

We have audited the accompanying consolidated balance sheets of PCL Employees Holdings Ltd. as of October 31, 2006, and 2005 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended October 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PCL Employees Holdings Ltd. as of October 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2006 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 24 to the consolidated financial statements.

Chartered Accountants Edmonton, Canada January 24, 2007, except as to note 22, which is as of February 23, 2007

KPMG LLP, a Canadian limited liability partnership is the

Canadian member firm of KPMG International, a Swiss

cooperative.

F - 1

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Balance Sheets

As at October 31

(In thousands of Canadian dollars)

	2006	2005
ASSETS
Current Assets
Cash and cash equivalents - Note 10	$566,204	$491,068
Short-term deposits - Notes 2 and 10	143,813	46,546
Accounts receivable - Note 3	817,033	692,312
Costs and estimated earnings in excess of billings - Note 4	48,229	38,777
Investment in limited liability companies and limited partnerships - Note 23	—	858
Loans receivable - Note 5	1,123	1,181
Future income taxes - Note 12(c)	42,204	16,922

	1,618,606	1,287,664
Investments in marketable securities - Note 20	46,014	41,792
Holdbacks receivable - Note 3	47,285	33,330
Intangible assets - Note 6	2,636	4,486
Property, plant and equipment - Note 7	121,385	101,341
Investment in limited liability companies and limited partnerships - Note 23	—	7,087
Future income taxes - Note 12(c)	9,105	4,238
Accrued benefit asset - Note 19	4,560	3,816

	$1,849,591	$1,483,754

LIABILITIES
Current Liabilities
Accounts payable - Note 8	$600,087	$516,542
Accrued liabilities - Note 9	180,868	126,506
Unearned revenue - Note 4	327,281	315,074
Income taxes payable	60,891	21,424
Bank loans - Note 10	133,652	106,356
Operating bank loans - Note 11	32	414
Future income taxes - Note 12(c)	18,362	21,630

	1,321,173	1,107,946
Holdbacks payable - Note 8	34,477	15,996
Operating bank loans - Note 11	—	19

	1,355,650	1,123,961

SHAREHOLDERS’ EQUITY
Share capital - Note 13	274,259	225,836
Retained earnings	258,631	166,185
Cumulative translation account - Note 14	(38,949)	(32,228)

	493,941	359,793
Commitments and contingencies - Notes 6, 15, 22 and 23

	$1,849,591	$1,483,754

See Notes to Consolidated Financial Statements

On behalf of the Board:

/s/ J.D. Thompson	/s/ H.R. Gillespie
J.D. Thompson DIRECTOR	H.R. Gillespie DIRECTOR

F - 2

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statements of Earnings and Retained Earnings

Years ended October 31

(In thousands of Canadian dollars, except share data)

	2006	2005	2004
Contract revenues	$4,208,284	$3,295,489	$3,052,627
Contract costs	(3,722,821)	(2,984,185)	(2,799,070)

Gross profit	485,463	311,304	253,557
Indirect and administrative expenses	(287,193)	(206,172)	(177,218)
Gain on disposal of property, plant and equipment	2,300	2,993	2,812

Operating profit	200,570	108,125	79,151
Other income - Note 16	31,756	17,525	8,885

Earnings before income taxes	232,326	125,650	88,036
Income taxes - Note 12(a)	(63,122)	(45,846)	(32,268)

Net earnings	169,204	79,804	55,768
Retained earnings at beginning of year	166,185	132,879	121,649

	335,389	212,683	177,417
Dividends	(75,736)	(42,716)	(37,000)
Premium on repurchase of share capital	(1,022)	(3,782)	(7,538)

Retained earnings at end of year	$258,631	$166,185	$132,879

Earnings per share (basic and diluted)	$10.12	$5.31	$4.03
Weighted average number of shares outstanding (basic and diluted)	16,719,446	15,034,324	13,852,591

See Notes to Consolidated Financial Statements

F - 3

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statements of Cash Flows

Years ended October 31

(In thousands of Canadian dollars)

	2006	2005	2004
CASH PROVIDED BY (USED FOR):
OPERATIONS (Note 17):
Net earnings	$169,204	$79,804	$55,768
Items not involving cash:
Depreciation and amortization	28,403	21,729	18,725
Gain on disposal of property, plant and equipment	(2,300)	(2,993)	(2,812)
Loss (gain) on disposal of marketable securities	(3,164)	(1,870)	3,604
Write-down of marketable securities	—	—	3,600
Future income taxes - Note 12(a)	(34,356)	(10,465)	(15,774)
Net change in operating accounts - Note 18	59,432	124,166	(32,417)

	217,219	210,371	30,694

INVESTING:
Investment in marketable securities	(16,384)	(29,235)	(17,481)
Proceeds on disposal of marketable securities	15,312	28,223	16,878
Decrease (increase) in short-term deposits, other than investments held in escrow	(97,622)	48,064	(28,491)
Decrease (increase) in investments held in escrow	355	(15,456)	(9,672)
Purchase of property, plant and equipment	(52,003)	(51,867)	(31,586)
Proceeds on disposal of property, plant and equipment	5,865	24,698	4,622
Proceeds from (increase in) loans receivable	58	37	8,012
Decrease (increase) in investment in limited liability companies and limited partnerships	7,945	(1,181)	—
Increase in intangible assets - Note 6	(3)	(107)	—
Acquisition of operations, net of cash acquired - Note 6	—	—	(13,137)
Proceeds from purchase price adjustment - Note 6	—	—	987

	(136,477)	3,176	(69,868)

FINANCING:
Proceeds from operating bank loans	—	—	12,389
Repayment of operating bank loans	(401)	(19,743)	(2,343)
Proceeds from bank loans	683,948	699,158	349,233
Repayments of bank loans	(657,322)	(703,031)	(329,158)
Issuance of share capital	53,621	39,724	42,123
Repurchase of share capital	(6,220)	(10,433)	(18,584)
Dividends paid	(75,736)	(42,716)	(37,000)

	(2,110)	(37,041)	16,660
Unrealized foreign exchange gain	(3,496)	(2,476)	(12,189)

Net increase (decrease) in cash and cash equivalents	75,136	174,030	(34,703)
Cash and cash equivalents at beginning of year	491,068	317,038	351,741

Cash and cash equivalents at end of year	$566,204	$491,068	$317,038

See Notes to Consolidated Financial Statements

F - 4

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Nature of Operations

The Company operates in the construction industry. The Company performs construction services in Canada, the United States and the Bahamas as a general contractor, on either a negotiated or competitive bid basis, as a construction manager, or as a design build service provider in the following construction markets: (a) commercial and institutional buildings, including construction of shopping centers, educational facilities, airports, light civil structures, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, senior’s facilities, and office buildings; (b) construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, offshore oil production superstructures, forestry projects and power plants; and (c) roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation. The Company’s customers are private and governmental entities.

The length of the Company’s contracts varies, but is typically between one and three years. Contracts generally provide for progress payments, net of holdbacks, to be made as work progresses. Holdbacks, ranging from zero to ten percent, are paid upon substantial completion. In some instances, the Company is able to substitute short-term deposits held in escrow by a financial institution or bank letters of credit in lieu of holdbacks.

(b)	Basis of Accounting

These consolidated financial statements include the accounts of PCL Employees Holdings Ltd. and its subsidiaries and are prepared using generally accepted accounting principles in Canada and reconciled to generally accepted accounting principles in the United States in Note 24. All intercompany transactions and balances are eliminated on consolidation.

Investments in joint ventures are accounted for using the proportionate consolidation method whereby the Company’s share of the assets, liabilities, revenues and expenses is consolidated as outlined in Note 23.

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

(d)	Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

(e)	Investments in Marketable Securities

Marketable securities are recorded at cost. When there has been a loss in value of an investment that is other than a temporary decline, the investment is written down to recognize the loss.

(f)	Intangible Assets

Intangible assets representing primarily customer lists and relationships, employment contracts and workforce and non-competition arrangements are recorded at cost less accumulated amortization as outlined in Note 6. Intangible assets are being amortized on a straight-line basis over periods ranging from one to five years.

F - 5

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is recorded using the following methods and annual rates which are designed to depreciate the cost of the assets over their estimated useful lives:

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

Long-lived assets subject to depreciation are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable. If such events or change in circumstances exist, the carrying value of the assets are compared to estimated future cash flows expected to be generated over the remaining useful life of the asset. If the carrying value of these assets exceed the estimated future cash flows, impairments are recognized for the excess of the carrying value over the fair value of the assets.

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

The monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at year end exchange rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. All exchange gains or losses are recognized currently in earnings.

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

F - 6

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Employee Future Benefits (continued)

(iv)	Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gains (losses) over 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans is 3 years (2005 - 4 years; 2004 - 4 years).

(v)	On November 1, 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company is amortizing the transitional pension asset on a straight-line basis over 6 years, which was the average remaining service period of the active employees expected to receive benefits under the pension benefit plan as of November 1, 2000.

(vi)	When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

The Company also has a Canadian and a United States defined contribution plan providing pension benefits for the remainder of its salaried employees. The cost of the defined contribution plan is recognized based on the contributions required to be made during each period. The Company has no obligations for employee non-pension future benefits.

(l)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company estimates the total contract cost and the extent of progress toward completion of contracts and recognizes a loss if the total estimated costs exceed the contract value. The actual costs to complete the contract and the ultimate amount of revenue to be recognized could differ from those estimates.

The Company believes that an allowance for doubtful accounts is not required at October 31, 2006 or October 31, 2005. This belief is based on the credit worthiness of the Company’s customers and a prior history of minimal write-offs.

(m)	Variable-interest Entities

The Company consolidates variable-interest entities (“VIE”) when it is the primary beneficiary, as described in the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15 “Consolidation of Variable-Interest Entities” and the CICA Emerging Issues Committee Abstract No. 157, “Implicit Variable Interests under AcG-15”.

(n)	Recently Adopted Canadian Accounting Pronouncements

Effective January 1, 2006, the Company adopted the requirements of CICA Handbook Section 3831, “Non-monetary Transactions”. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

(o)	Recent Canadian Accounting Pronouncements Not Yet Adopted

In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and Handbook Section 1530, “Comprehensive Income”. The new standards will apply to the Company’s consolidated financial statements for the year ending October 31, 2007. The new standards will require presentation of a separate statement of comprehensive income under specific circumstances. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in the cumulative translation account will be presented in comprehensive income. The Company is currently assessing the impact of the new standards.

2.	SHORT-TERM DEPOSITS

Short-term deposits of $38,414 (2005 -$38,769) are held in escrow by a financial institution and are assigned to certain customers in lieu of holdback on contract accounts receivable. These deposits are typically released upon project completion.

F - 7

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

3.	ACCOUNTS RECEIVABLE

	2006	2005
Trade accounts receivable	$621,176	$511,826
Holdbacks receivable within one year	195,857	180,486

	817,033	692,312
Holdbacks receivable beyond one year	47,285	33,330

	$864,318	$725,642

4.	COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

	2006	2005
Costs incurred on uncompleted contracts	$6,675,210	$6,083,867
Estimated earnings	430,330	295,214

	7,105,540	6,379,081
Less billings to date	7,384,592	6,655,378

	$(279,052)	$(276,297)

Included in the accompanying consolidated balance sheets under the following captions:
Costs and estimated earnings in excess of billings	$48,229	$38,777
Unearned revenue	(327,281)	(315,074)

	$(279,052)	$(276,297)

5.	LOANS RECEIVABLE

	2006	2005
Loan receivable from an unrelated company, in the amount of U.S. $1,000, interest at prime plus 3% per annum, due no later than April 15, 2006, secured by a second mortgage on land held by the unrelated company. The Company expects the loan to be paid in full.	$1,123	$1,181

6.	INTANGIBLE ASSETS

(a)	The intangible assets balance consists of the following:

	2006	2005
Intangible assets at cost	$8,149	$8,331
Accumulated amortization	5,513	3,845

Net	$2,636	$4,486

Amortization expense in the amount of $1,785 (2005 - $1,787; 2004 - $1,606) has been included in indirect and administrative expenses in the consolidated statements of earnings and retained earnings.

F - 8

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

6.	INTANGIBLE ASSETS (continued)

(b)	On January 1, 2004, the Company acquired the assets and operations of Melloy & Associates Ltd.’s industrial services business in Edmonton, Alberta.

The Company may pay additional contingent consideration if the subsidiary’s earnings exceed certain annual amounts. This additional consideration period ends December 31, 2006 and is limited to an aggregate maximum amount payable of $4,000. In 2006, additional consideration of $3 (2005 - $107) was recorded as an increase to intangible assets.

(c)	On October 1, 2003, the Company acquired the assets and operations of Teton Industrial Group, Inc.’s industrial construction business in Atlanta, Georgia. In 2004, pursuant to the price adjustment clause in the purchase agreement, the Company received proceeds of $987 (US$810) which was applied against the carrying costs of the intangible assets.

The Company may pay additional contingent consideration if the subsidiary’s earnings exceed certain annual amounts. This additional consideration period ends October 31, 2008 with a U.S. $3,000 aggregate maximum amount payable. No additional consideration was required for 2005 or 2006.

7.	PROPERTY, PLANT AND EQUIPMENT

October 31, 2006	Cost	Accumulated Depreciation	Net Book Value
Contractor’s moveable equipment	$116,928	$72,633	$44,295
Buildings	47,496	12,165	35,331
Automobiles and trucks	19,085	10,073	9,012
Computer hardware	12,796	7,469	5,327
Leasehold improvements	17,973	7,661	10,312
Office furniture and fixtures	4,881	2,247	2,634
Land improvements	3,044	1,816	1,228
Computer software	4,142	3,886	256

	226,345	117,950	108,395
Land	12,990	—	12,990

	$239,335	$117,950	$121,385

October 31, 2005	Cost	Accumulated Depreciation	Net Book Value
Contractor’s moveable equipment	$105,524	$65,056	$40,468
Buildings	34,278	10,769	23,509
Automobiles and trucks	16,569	7,948	8,621
Computer hardware	11,452	6,297	5,155
Leasehold improvements	8,123	5,748	2,375
Office furniture and fixtures	3,011	1,822	1,189
Land improvements	2,676	1,497	1,179
Computer software	3,281	3,100	181

	184,914	102,237	82,677
Land	8,492	—	8,492
Building under construction	10,172	—	10,172

	$203,578	$102,237	$101,341

Depreciation expense in the amount of $26,618 (2005 - $19,942; 2004 - $17,119) has been included in indirect and administrative expenses in the consolidated statements of earnings and retained earnings.

F - 9

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

8.	ACCOUNTS PAYABLE

	2006	2005
Trade accounts payable	$434,147	$362,944
Holdbacks payable within one year	165,940	153,598

	$600,087	$516,542
Holdbacks payable beyond one year	34,477	15,996

	$634,564	$532,538

9.	ACCRUED LIABILITIES

	2006	2005
Accrued payroll liabilities	$44,799	$40,151
Bonus provision	120,274	61,790
Other	15,795	24,565

	$180,868	$126,506

10.	BANK LOANS

The U.S. $119,003 (2005 - $90,041) bank loans have maturity dates ranging from 30 to 365 days and are covered by credit facilities with maturity dates of November 2006 and October 2007. Interest on these loans is designed to vary with the bank’s United States prime rate plus .50% or the London Interbank Offering Rate plus .33% at the Company’s option. Cash equivalents of $69,390 (2005 - $111,750) and short-term deposits of $71,795 (2005 - $nil) are hypothecated in favour of the bank under the terms of the credit facilities. Interest expense of $6,268 (2005 - $3,609; 2004 - $1,578) is included in indirect and administrative expenses.

In addition to these bank loans, the Company has access to lines of credit in the amount of $129,985. As at October 31, 2006, the Company has utilized $66,985 of these lines of credit, all in the form of letters of credit.

At October 31, 2006, the Canadian dollar equivalent to these U.S. dollar denominated bank loans is $133,652 (2005 - $106,356).

11.	OPERATING BANK LOANS

	2006	2005
Operating bank loan, due May 2006, interest at 8.25%, unsecured	$—	$264
Operating bank loan, due November 2006, interest at 6.38%, unsecured	12	139
Vehicle loan, due April 2008, non-interest bearing, unsecured	20	30

	32	433
Less current portion	(32)	(414)

	$—	$19

F - 10

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

12.	INCOME TAXES

(a)	Components of income tax expense (benefit) are as follows:

	2006	2005	2004
Current income taxes:
Canadian Federal	$57,089	$24,876	$29,283
Canadian Provincial	25,741	12,808	11,422
U.S. Federal	13,146	16,717	5,616
U.S. State	1,502	1,910	1,721

	97,478	56,311	48,042

Future income taxes:
Canadian Federal	$(14,286)	$(2,326)	$(8,986)
Canadian Provincial	(6,880)	(1,054)	(6,788)
U.S. Federal	(11,837)	(6,358)	—
U.S. State	(1,353)	(727)	—

	(34,356)	(10,465)	(15,774)

	$63,122	$45,846	$32,268

(b)	Income tax expense differs from the amount that would be computed by applying the combined Federal and Provincial or State income tax rates of 34% (2005 - 35%; 2004 - 35%) to earnings before income taxes. The reasons for the differences are as follows:

	2006		2005		2004
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Income tax at statutory rate	$78,874	33.95	$43,978	35.00	$30,813	35.00
Non-taxable capital gains	(295)	(0.13)	(2,260)	(1.80)	(853)	(0.97)
Effect of enacted future tax rates	(2,564)	(1.10)	472	0.38	(249)	(0.28)
Recognition of previously unrecognized temporary differences and other changes in estimates	(12,442)	(5.36)	2,848	2.27	2,586	2.94
Manufacturing and processing tax deduction	—	—	—	—	(222)	(0.25)
Large corporation tax, refundable tax, permanent differences and other	(451)	(0.19)	808	0.64	193	0.21

	$63,122	27.17	$45,846	36.49	$32,268	36.65

F - 11

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

12.	INCOME TAXES (continued)

(c)	The tax effects that give rise to significant portions of the future tax assets and future tax liabilities at October 31, 2006 and 2005 are presented below:

	2006	2005
Future tax assets:
Unearned revenue	$49,626	$38,869
Accounts payable, principally due to holdbacks payable	38,012	37,769
Accrued liabilities not claimed for tax	36,662	21,774
Property, plant and equipment - differences between net book value and undepreciated capital cost	2,433	1,176
Losses carried forward for tax purposes	1,741	3,508
Other	4,604	3,817

	133,078	106,913
Less valuation allowance	(1,185)	(2,082)

	131,893	104,831

Future tax liabilities:
Accounts receivable, principally due to holdbacks receivable and uncertified progress billings	92,636	99,628
Other	6,310	5,673

	98,946	105,301

Net future tax asset (liability)	$32,947	$(470)

The net future tax liability is presented in the consolidated balance sheets as follows:
Current assets	$42,204	$16,922
Non-current assets	9,105	4,238
Current liabilities	(18,362)	(21,630)

Net future tax asset (liability)	$32,947	$(470)

(d)	Losses carried forward:

Non-capital losses

Non-capital losses carried forward for tax purposes will expire as follows:

Year ending October 31:
2007	$—
2008	—
2009	—
2010	266
2011	1,182
2012	183
2013	—

$1,631

Capital losses

The Company has net capital losses carried forward for tax purposes of $7,377 (2005 - $10,545; 2004 -$8,744) that do not expire.

(e)	Certain taxes paid by the Company on investment income are refundable at the rate of $1 for every $3 of taxable dividends paid. Such tax and its recovery are charged to retained earnings. At October 31, 2006 $2,593 of refundable taxes have been fully recovered (2005 - $1,746; 2004 - $1,630).

F - 12

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

13.	SHARE CAPITAL

(a)	Authorized:

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

(b)	Issued:

	Class 1	Class 2	Class 3	Class 4	Total
Number of shares (all series):
Outstanding, October 31, 2003	3,242,743	5,466,326	1,148,630	3,004,490	12,862,189
Issued during the year	590,407	1,197,015	227,070	214,710	2,229,202
Repurchased during the year	(105,950)	(310,930)	(187,690)	(374,120)	(978,690)
Realigned shares	(65,590)	65,590	3,830	(3,830)	—

Outstanding, October 31, 2004	3,661,610	6,418,001	1,191,840	2,841,250	14,112,701
Issued during the year	467,610	1,154,035	198,161	167,390	1,987,196
Repurchased during the year	(119,350)	(343,395)	(14,010)	(45,530)	(522,285)

Outstanding, October 31, 2005	4,009,870	7,228,641	1,375,991	2,963,110	15,577,612
Issued during the year	605,670	1,377,315	252,120	377,770	2,612,875
Repurchased during the year	(52,770)	(246,300)	(2,610)	—	(301,680)
Realigned shares	(19,620)	19,620	—	—	—

Outstanding, October 31, 2006	4,543,150	8,379,276	1,625,501	3,340,880	17,888,807

Stated capital (all series):
Outstanding, October 31, 2003	$40,082	$72,542	$15,477	$35,133	$163,234
Issued during the year	11,218	22,743	4,314	4,080	42,355
Repurchased during the year	(1,269)	(3,122)	(2,395)	(4,260)	(11,046)
Realigned shares	(633)	633	58	(58)	—

Outstanding, October 31, 2004	$49,398	$92,796	$17,454	$34,895	$194,543
Issued during the year	9,352	23,081	3,963	3,348	39,744
Repurchased during the year	(1,839)	(3,813)	(261)	(738)	(6,651)

Outstanding, October 31, 2005	$56,911	$112,064	$21,156	$37,505	$227,636
Issued during the year	12,568	28,579	5,231	7,839	54,217
Repurchased during the year	(985)	(4,162)	(51)	—	(5,198)
Realigned shares	(329)	329	—	—	—

Outstanding, October 31, 2006	$68,165	$136,810	$26,336	$45,344	$276,655

F - 13

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

13.	SHARE CAPITAL (continued)

	Share capital outstanding	Share purchase loans	Share capital outstanding net of share purchase loans
October 31, 2005	$227,636	(1,800)	$225,836
October 31, 2006	$276,655	(2,396)	$274,259

Share purchase loans are non-interest bearing and are repaid by payroll deductions over a period of three years. The employee shareholder grants an option to the Company to repurchase the shares in the event of default by the shareholder under the promissory note and grants security in respect of the proceeds of sale under the option.

14.	CUMULATIVE TRANSLATION ACCOUNT

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

Significant changes in the cumulative translation account are as follows:

	2006	2005
Balance, beginning of year	$(32,228)	$(28,343)
Effect of exchange rate changes during the year	(6,721)	(3,885)

Balance, end of year	$(38,949)	$(32,228)

15.	LEASE COMMITMENTS

Future minimum lease payments for non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

Year ending October 31:
2007	$4,506
2008	4,166
2009	4,055
2010	4,035
2011	3,061
2012 and thereafter	5,169

$24,992

16.	OTHER INCOME

	2006	2005	2004
Interest income	$23,220	$9,978	$8,762
Foreign exchange gain	3,440	2,897	7,327
Equity in earnings of limited liability companies and limited partnerships	1,932	2,780	—
Gain (loss) on disposal of marketable securities	3,164	1,870	(3,604)
Write-down of marketable securities	—	—	(3,600)

	$31,756	$17,525	$8,885

F - 14

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

17.	SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005	2004
Interest paid	$6,855	$4,632	$1,996
Interest received	24,394	10,467	8,507
Income taxes paid	58,011	69,929	20,209

18.	NET CHANGE IN OPERATING ACCOUNTS

	2006	2005	2004
Accounts receivable	$(124,721)	$(70,765)	$(87,002)
Holdbacks receivable	(13,955)	(3,031)	(4,393)
Accrued benefit asset	(744)	(352)	229
Accounts payable	83,545	57,406	(5,326)
Accrued liabilities	54,362	28,945	11,451
Holdbacks payable	18,481	(2,168)	5,069
Unearned revenue, net of costs in excess of billings	2,997	127,749	19,722
Income taxes payable	39,467	(13,618)	27,833

	$59,432	$124,166	$(32,417)

19.	EMPLOYEE BENEFIT PLANS

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

The defined benefit portion provides a benefit based on a percentage of final average earnings and years of service. Independent consultants prepared an actuarial valuation for funding purposes at December 31, 2005 which has been extrapolated to October 31, 2006 and an actuarial valuation for funding purposes at December 31, 2002 which had been extrapolated to October 31, 2005. The next required valuation is December 31, 2008.

The reconciliation of the funded status of the defined benefit plan to the amounts recorded in the financial statements is as follows:

	2006	2005
Accrued benefit obligation:
Balance, beginning of year	$21,582	$19,867
Current service cost	212	173
Interest cost	1,103	1,141
Benefits paid	(1,554)	(1,456)
Actuarial loss	317	797
Transfers in	—	1,060

Balance, end of year	$21,660	$21,582
Plan assets:
Fair value, beginning of year	$20,117	$18,277
Actual return on plan assets	2,243	1,670
Employer contributions	889	611
Employees’ contributions	49	53
Benefits paid	(1,554)	(1,456)
Transfers in	—	962

Fair value, end of year	$21,744	$20,117

F - 15

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

19.	EMPLOYEE BENEFIT PLANS (continued)

	2006	2005
Accrued benefit asset:
Funded status	$84	$(1,465)
Unamortized net actuarial loss	4,476	6,444
Unamortized transitional asset	—	(1,163)

Accrued benefit asset	$4,560	$3,816

During the year, benefits paid out of the defined benefit plan were $1,554 (2005 - $1,456; 2004 - $1,402). The percentage of the fair value of plan assets by major category is as follows:

	2006	2005
Equities	55.6%	54.4%
Debt securities	31.9%	31.9%
Cash and other	12.5%	13.7%

	100.0%	100.0%

Significant actuarial assumptions used to determine both the accrued benefit obligation and the benefit cost are as follows (weighted average):

	2006	2005
Discount rate	5.25%	5.25%
Expected long-term rate of return on plan assets	6.50%	7.00%
Rate of compensation increase	2.75%	2.75%

Total cash amounts recognized as paid or payable by the Company to both the defined contribution and defined benefit portions of the pension plan for 2006 were $5,195 (2005 - $4,352; 2004 - $3,859).

The elements of the Company’s defined benefit plan costs recognized in the year are as follows:

	2006	2005	2004
Current service cost (employer portion)	$163	$120	$193
Interest cost	1,103	1,141	1,141
Expected return on plan assets	(1,387)	(1,285)	(1,190)
Transfers	—	98	—
Amortization of transitional asset	(1,163)	(1,164)	(1,164)
Amortization of net actuarial loss	1,429	1,349	1,948

Net benefit plan cost (income)	$145	$259	$928

The Company’s best estimate of contributions to be paid to the defined benefit pension plan during the year ending October 31, 2007 is $923.

The benefits expected to be paid under the defined benefit pension plan are as follows:

Year ending October 31:
2007	$1,687
2008	1,743
2009	1,748
2010	1,818
2011	1,811
2012 - 2017	10,198

$19,005

United States

The Company has a qualified defined contribution 401(k) plan which covers substantially all resident United States salaried employees. Eligible participants may contribute a portion of their annual salary, subject to certain limitations. The Company matches 50% of the first 8% that a participant contributes of compensation. The participant’s contributions are 100% vested and non-forfeitable. The Company’s matching contributions vest over a seven-year period. The Company’s contributions totalled $2,123 (2005 - $1,999; 2004 - $1,808).

F - 16

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

20.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

(a) Risk Management Activities

The Company operates primarily in the commercial construction, civil construction and industrial construction sectors through operating subsidiaries in Canada and the United States. The Company manages the associated business risks set out below to the extent possible.

Foreign Exchange Risk

The Company uses the U.S. dollar bank loans as outlined in Note 10, to manage its exposure to foreign exchange risk on its United States dollar denominated assets and liabilities. The total loan balance is maintained at a level approximating the Company’s U.S. dollar net assets.

Credit Risk

The Company is exposed to financial risk arising from changes in the credit quality of its customers which could affect the Company’s earnings. The Company does not have a significant exposure of credit risk to any individual customer. The Company mitigates its exposure to credit risk in marketable securities by investing in high grade commercial paper.

(b) Fair Value of Financial Instruments

The fair value of the Company’s cash and cash equivalents, short-term deposits, accounts receivable, holdbacks, loans receivable, accounts payable, certain accrued liabilities, bank loans and operating bank loans approximate their carrying amounts.

The market value of the marketable securities is $52,381 (2005 - $45,719).

21.	SEGMENT INFORMATION

The Company operates in the construction industry and performs construction services in Canada, the United States and the Bahamas for a wide variety of public and private clients. The Company’s operations are categorized into four industry segments: Buildings – Canada, Buildings – U.S., Heavy Industrial – Canada, and Heavy Civil. The Buildings segments performs construction services for commercial and institutional buildings, including construction of shopping centers, educational facilities, airports, light civil structures, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, senior’s facilities, and office buildings. The Heavy Industrial segment performs construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, offshore oil production superstructures, forestry projects and power plants. The Heavy Civil segment performs construction services for roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation.

Transactions between segments are recorded at the exchange amount. The accounting policies for the reportable operating segments are those outlined in Note 1, Significant Accounting Policies.

	Reportable Segments
October 31, 2006	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Heavy Civil	Other (a)	Total	Consolidating Eliminations		Consolidated Total
Contract revenues	$1,766,924	$1,217,473	$506,677	$431,380	$285,830	$4,208,284	$—		$4,208,284
Contract costs	(1,587,456)	(1,153,989)	(391,289)	(395,045)	(246,133)	(3,773,912)	51,091	(b)	(3,722,821)

Gross profit	179,468	63,484	115,388	36,335	39,697	434,372	51,091		485,463
Indirect and administrative expenses	(40,386)	(29,238)	(20,854)	(9,229)	(7,660)	(107,367)	(179,826	) (c)	(287,193)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	2,300		2,300

Operating profit (loss)	$139,082	$34,246	$94,534	$27,106	$32,037	$327,005	$(126,435)		$200,570

Total assets	$661,421	$307,978	$222,912	$130,149	$97,984	$1,420,444	$429,147	(d)	$1,849,591

F - 17

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

21.	SEGMENT INFORMATION (continued)

	Reportable Segments
October 31, 2005	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Heavy Civil	Other (a)	Total	Consolidating Eliminations		Consolidated Total
Contract revenues	$1,555,032	$861,079	$447,803	$335,437	$96,043	$3,295,394	$95		$3,295,489
Contract costs	(1,440,056)	(815,483)	(385,256)	(300,747)	(83,226)	(3,024,768)	40,583	(b)	(2,984,185)

Gross profit	114,976	45,596	62,547	34,690	12,817	270,626	40,678		311,304
Indirect and administrative expenses	(35,679)	(27,790)	(16,924)	(8,467)	(6,929)	(95,789)	(110,383	) (c)	(206,172)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	2,993		2,993

Operating profit (loss)	$79,297	$17,806	$45,623	$26,223	$5,888	$174,837	$(66,712)		$108,125

Total assets	$584,240	$266,278	$203,242	$141,403	$49,180	$1,244,343	$239,411	(d)	$1,483,754

	Reportable Segments
October 31, 2004	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Heavy Civil	Other (a)	Total	Consolidating Eliminations		Consolidated Total
Contract revenues	$1,523,165	$873,940	$359,518	$211,909	$84,095	$3,052,627	$—		$3,052,627
Contract costs	(1,436,558)	(823,172)	(310,283)	(186,475)	(68,620)	(2,825,108)	26,038	(b)	(2,799,070)

Gross profit	86,607	50,768	49,235	25,434	15,475	227,519	26,038		253,557
Indirect and administrative expenses	(31,955)	(28,078)	(15,267)	(8,686)	(7,347)	(91,333)	(85,885	) (c)	(177,218)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	2,812		2,812

Operating profit (loss)	$54,652	$22,690	$33,968	$16,748	$8,128	$136,186	$(57,035)		$79,151

Total assets	$548,666	$209,324	$170,298	$97,491	$30,049	$1,055,828	$205,899	(d)	$1,261,727

(a)	In all years, consist of those operating segments not meeting the quantitative thresholds to qualify as a reportable operating segment. The sources of contract revenues are from the Company’s heavy industrial operations in the United States and buildings operations in the Bahamas.

(b)	In all years, consolidating eliminations for intersegment transactions.

(c)	In all years, consist of corporate general and administrative expenses, depreciation, and bonuses not allocated to reportable segments for internal reporting purposes.

(d)	In all years, corporate assets consist principally of cash and cash equivalents, short term deposits, accounts receivable, investment in marketable securities and property, plant and equipment. Capital expenditures are not allocated to reportable segments for internal reporting purposes.

Information concerning principal geographic areas is as follows:

	2006	2005	2004
Contract Revenues
Canada	$2,273,601	$2,002,928	$1,883,475
United States	1,906,803	1,292,372	1,169,152
Bahamas	27,880	189	—

	$4,208,284	$3,295,489	$3,052,627

Long-Lived Assets (i)
Canada	$87,614	$71,687	$58,786
United States	36,407	34,140	39,944

	$124,021	$105,827	$98,730

(i)	Long-lived assets consist of property, plant and equipment and intangible assets.

F - 18

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

22.	OTHER MATTERS

(a)	Legal or Arbitration Proceedings

On August 5, 2005 PCL Civil Constructors, Inc. (“Civil”) commenced a civil action against a number of engineering firms, claiming negligence in design and peer review in respect of the superstructure design for the Ringling Causeway Bridge in Sarasota, Florida. Civil is seeking damages in excess of US$15,000. One of the engineering firms, Earth Tech, Inc., has filed a counterclaim against Civil for an unspecified amount, believed to be estimated by Earth Tech, Inc. at US$400. The matter is in the discovery stage and the Company is unable to determine the outcome of this litigation at this time. All costs associated with the project have been reflected in the operations of the Company. Recovery of claim proceeds, if any, will be reflected in the year that the claim is resolved.

On February 2, 2006, PCL Construction Services, Inc. (“Services”) commenced a civil action in the United States Court of Federal Claims arising out of a contract performed for the United States Bureau of Reclamation for the construction of a visitor’s center and parking structure at Hoover Dam, commencing in April, 1994. This matter includes a claim for US$2,400 for additional costs as a result of changes in the scope of the contract and US$19,700 relating to delays and disruptions by the government. The government recently filed a motion to dismiss this claim on the doctrine of res judicata. Arguments are being submitted in respect of this motion and no discovery has yet occurred. The Company is unable to determine the outcome of this litigation at this time. Should this claim be successful, it may have a significant positive impact on the Company’s financial position and profitability in the year that the claim is resolved.

On November 20, 2003, a suit was filed in the Superior Court of Arizona, Maricopa County by Colorado River Indian Tribes (“CRIT”), the Owner, against Tri-Star Theme Builders, Inc./PCL Construction Services, Inc., a joint venture (the “Joint Venture”), the general contractor, in connection with a claim that arose out of the construction of the Blue Water Resort & Casino (the “Project”) on the CRIT’s reservations near Park, Arizona. The Owner contended that the estimated cost to repair allegedly defective work exceeded US$17,000, and lost revenues due to business interruption during those repairs were projected by the Owner to be between US$12,000 and US$21,000. On September 12, 2006, the parties reached settlement in the amount of US$16,000 which was paid by the Joint Venture. The Joint Venture recorded a gain of US$2,000 as it had previously accrued a liability of US$18,000 for this matter.

On January 18, 2005, a Complaint was filed against PCL/Triad Joint Venture (the “Joint Venture”) and the City of Albuquerque by Shumate Constructors, Inc. (“Shumate”) seeking declaratory and injunctive relief in respect of the award to the Joint Venture of a contract for the construction of a water treatment plant in Albuquerque, New Mexico (the “Project”). PCL Civil Constructors, Inc. (“Civil”) is a member of the Joint Venture. Shumate was a competitive bidder for the award of the contract for the Project and alleged that Civil was not entitled to hold a resident contract preference certificate (the “Certificate”). Shumate’s claim for injunctive relief has been dismissed. Following the award of the contract, the Certificate was revoked and Shumate amended its Complaint to include a claim for damages in the amount of US$369 for bid preparation costs and US$13,923 for lost profits, alleging errors made intentionally and in bad faith in Civil’s application for the Certificate. The Joint Venture intends to vigorously defend itself against this claim. The litigation is currently in the discovery stage. The Company is currently unable to determine the outcome of this litigation and no reserves have been established in connection with this claim.

On October 25, 2005 a Statement of Claim was filed in the Ontario Superior Court of Justice by The Bank of Nova Scotia, Scotia Realty Limited and SPE Operations Ltd. (collectively the “Owners”) against PCL Constructors Canada Inc. (“PCL Canada”), Sayers & Associates Limited (“Sayers”), WZMH Architects, The Mitchell Partnership Inc. and Quinn Dressel Associates. On December 28, 2005, the Owners issued a Fresh Statement of Claim in the action adding PCL Constructors Eastern Inc. (“PCL Eastern”) and The Webb Zerafa Menkes Housden Partnership as defendants to the action. The Owners are seeking $35,000 in damages plus interest and costs related to this action for alleged deficiencies in the design and construction of the water pipe systems in a 67 storey commercial high rise located in the City of Toronto known as “Scotia Plaza”. PCL Canada and PCL Eastern intend to vigorously defend themselves against this claim and have asserted claims for insurance coverage and for indemnity against its co-defendants. The litigation is currently in the discovery stage. The Company is currently unable to determine the outcome of the litigation and no reserves have been established in connection with this claim.

F - 19

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

22.	OTHER MATTERS (continued)

The Company is party to various negotiations and legal proceedings regarding contractual disputes and injury and other claims on its construction projects in the normal course of business. The Company is also contingently liable for commitments and performance guarantees arising from its construction contracts. Management believes that the outcome of such negotiations and legal proceedings, as well as commitments and performance guarantees, will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

During the year ended October 31, 2006, the Company recognized additional contract revenues of $3,461 (2005 - $11,014; 2004 - $4,159) resulting from construction claims awarded or received on construction projects.

(b)	Subsequent Event

In January 2007, the Company declared dividends on its common shares in the amount of $9.05 per share to shareholders of record on January 31, 2007. The dividends, totaling $161,677, were paid in February 2007.

23.	INVESTMENT IN JOINT VENTURES, LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS

(a)	Investment in Limited Liability Companies and Limited Partnerships

At October 31, 2006, the Company had investments of $nil (2005 - $7,945) in limited liability companies and limited partnerships in which the Company does not have an undivided interest in the assets, liabilities, revenue and expenses. The investments related to two property developments in the United States. The first property development related to a US$38,000 condominium building with 113 residential units and 9,634 square feet of retail space in San Diego, California. The Company had US$nil (2005 -US$727) invested in this property development. The second property development related to a US$30,000 renovation of a historic hotel in Savannah, Georgia. The Company had US$nil (2005 - US$6,000) invested in this property development. The investments were recorded under the equity method of accounting. During 2006, the Company recorded income of $1,932 (2005 - $2,780) on these United States investments. The Company’s maximum exposure to loss as a result of its involvement with these property developments was the carrying amount of its investments.

F - 20

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

23.	INVESTMENT IN JOINT VENTURES, LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS (continued)

(b)	Investment in Joint Ventures

The Company’s proportionate share of the assets, liabilities, revenues and expenses of joint ventures included in the consolidated financial statements is as follows:

		2006	2005
ASSETS
Cash and cash equivalents		$28,555	$59,938
Accounts receivable (including holdbacks of $5,565; 2005 - $ 5,921)		35,186	27,254
Costs and estimated earnings in excess of billings		969	125

		$64,710	$87,317

LIABILITIES AND EQUITY
Accounts payable (including holdbacks of $5,218 (2005 - $ 6,636)		$30,118	$25,520
Unearned revenue		11,889	38,449
Equity and advances		22,703	23,348

		$64,710	$87,317

	2006	2005	2004
EARNINGS
Contract revenues	$210,101	$186,763	$250,872
Expenses	187,480	168,501	243,363

Earnings before income taxes	$22,621	$18,262	$7,509

	2006	2005	2004
CASH FLOWS PROVIDED BY (USED IN)
Operating activities	$(8,117)	$26,208	$33,879
Investing activities	—	11,444	(9,373)
Financing activities	(23,266)	(6,593)	(4,129)

Net increase (decrease) in cash and cash equivalents	$(31,383)	$31,059	$20,377

The Company is contingently liable at October 31, 2006 for $20,941 (2005 - $47,067) being the other joint venture participants’ share of liabilities, net of securing letters of credit and cross-company guarantees, should they not be able to satisfy them.

Throughout the year, the Company makes cash contributions, receives distributions, and records its proportionate share of income or losses in joint ventures. A summary of the joint venture transactions for the years ended October 31, 2006 and 2005 is as follows:

	2006	2005
Investment in joint ventures, beginning of year	$23,348	$18,080
Share of net income	22,621	18,262
Unrealized foreign exchange loss	(619)	(1,132)
Contributions	2,229	147
Distributions	(24,876)	(12,009)

	$22,703	$23,348

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

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from United States GAAP. The effects of these differences on the Company’s consolidated financial statements are as follows:

If United States GAAP were employed, net earnings would be adjusted as follows:

	2006	2005	2004
Net earnings based on Canadian GAAP	$169,204	$79,804	$55,768
Additional pension expense due to the elimination of amortization of the transitional asset (1)	(1,163)	(1,164)	(1,164)
Change in fair value of mandatorily redeemable shares (3)	(207)	(185)	—
Dividends on mandatorily redeemable shares (3)	(1,345)	(560)	—
Tax impact of reconciling items	361	407	386

Net earnings based on U.S. GAAP before cumulative effect of a change in accounting principle	166,850	78,302	54,990
Cumulative effect of a change in accounting principle in relation to mandatorily redeemable shares (3)	—	(1,102)	—

Net earnings based on U.S. GAAP	$166,850	$77,200	$54,990

Earnings per share based on U.S. GAAP net earnings before cumulative effect of a change in accounting principle (3)	$10.19	$5.29	$3.97

Earnings per share based on U.S. GAAP net earnings (3)	$10.19	$5.22	$3.97

Comprehensive income under United States GAAP is as follows:

	2006	2005	2004
Net earnings based on U.S. GAAP	$166,850	$77,200	$54,990
Change in minimum pension liability (1)	1,460	989	1,735
(Gain) loss on disposal of marketable securities (2)	(3,164)	(1,870)	3,604
Write-down on marketable securities (2)	—	—	3,600
Unrealized gain on investment in marketable securities (2)	5,604	5,062	956
Effect of exchange rate changes during the year (5)	(6,721)	(3,885)	(9,267)
Tax impact of reconciling items	(1,064)	(1,100)	(2,710)

Comprehensive income under U.S. GAAP	$162,965	$76,396	$52,908

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

The following tables reconcile the consolidated balance sheets as reported under Canadian GAAP and those that would have been reported under United States GAAP:

2006	Canadian GAAP	U.S. GAAP
Balance Sheet
Investments in marketable securities (2)	$46,014	$52,381
Deferred income tax asset (4)	9,105	9,175
Accrued benefit asset (1)	4,560	—
Mandatorily redeemable shares liability (3)	—	10,284
Share capital (3)	274,259	268,190
Retained earnings (1) (3) (4)	258,631	251,640
Cumulative translation account (5)	(38,949)	—
Accumulated other comprehensive loss (1) (2) (4) (5)	—	(34,296)

2005	Canadian GAAP	U.S. GAAP
Balance Sheet
Investments in marketable securities (2)	$41,792	$45,719
Deferred income tax asset (4)	4,238	5,010
Accrued benefit asset (1)	3,816	—
Minimum pension liability (1)	—	1,041
Mandatorily redeemable shares liability (3)	—	5,512
Share capital (3)	225,836	222,412
Retained earnings (1) (3) (4)	166,185	162,122
Cumulative translation account (5)	(32,228)	—
Accumulated other comprehensive loss (1) (2) (4) (5)	—	(30,411)

Accumulated other comprehensive loss under United States GAAP is as follows:

	2006	2005
Accumulated change in minimum pension liability (1)	$(359)	$(1,819)
Accumulated unrealized gain on investments in marketable securities (2)	6,367	3,927
Accumulated foreign exchange losses on translation of self-sustaining foreign	(38,949)	(32,228)
operations (5)
Accumulated tax impact of reconciling items	(1,355)	(291)

Accumulated other comprehensive loss (1) (2) (4) (5)	$(34,296)	$(30,411)

There are no material differences between cash flows reported in the statement of cash flows prepared in accordance with Canadian GAAP and the cash flows that would be reported in a statement of cash flows prepared in accordance with United States GAAP.

SEC Accounting Series Release No. 268 (“ASR 268”) prohibits the combination of all equity securities under the general heading Shareholders’ Equity where the redemption of equity is outside the control of the issuer resulting in the Company’s common stock, retained earnings and accumulated other comprehensive loss being presented as Redeemable Common Stock outside of Shareholders’ Equity. ASR 268 applies to the Company as there are a limited number of situations where the Company is obligated to repurchase the shares of an employee after a triggering event. The aggregate redemption value of those shares which the Company was obligated to repurchase at October 31, 2006 was $10,284 (2005 - $5,512). The redemption value per share established on January 26, 2006 is $20.75. The aggregate redemption value of those shares which the Company was obligated to repurchase at October 31, 2006 is reclassified as a liability in accordance with SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity”.

F - 23

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (continued)

Canadian GAAP requires proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted for the Company’s interests in joint ventures under United States GAAP and these interests would be accounted for under the equity method. However, as allowed by the Securities and Exchange Commission (“SEC”), reclassification is not required in this reconciliation when specified criteria are met and the information is disclosed. These criteria have been met and the information is disclosed in Note 23. Although adoption of proportionate consolidation has no impact on net earnings or redeemable common stock, it does increase assets, liabilities, revenues and expenses and changes the classification of cash flows otherwise reported under United States GAAP.

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

For United States GAAP purposes, the Company is utilizing transition guidance provided by the SEC as it was not feasibleto apply SFAS No. 87 “Employers’ Accounting for Pensions” on the effective date of the standard. As a result of applying this guidance, the difference between the fair value of plan assets and the projected benefit obligation of $3,262 was recorded as a prepaid pension asset as at November 1, 2001. Net periodic pension cost under United States GAAP for 2006, 2005 and 2004 is $1,308, $1,423 and $2,092, respectively as the amortization of the transitional asset under Canadian GAAP is not permitted under United States GAAP. The resulting prepaid pension asset under United States GAAP prior to the recognition of the minimum pension liability for 2006 and 2005 is $359 and $778, respectively.

In addition, Canadian GAAP does not require the recognition of an additional minimum pension liability as required by SFAS No. 87. For United States GAAP purposes, the Company has recognized an additional minimum pension liability by recording a cumulative pre-tax adjustment to accumulated other comprehensive loss of $359, $1,819 and $2,808 at the end of 2006, 2005 and 2004, respectively, resulting in a minimum pension liability of $nil, $1,041 and $1,218 at the end of 2006, 2005 and 2004 respectively.

(2)	Under United States GAAP, the Company’s investments in marketable securities are considered available-for-sale securities and are reported at fair value, with unrealized gains and losses reported, net of tax, in other comprehensive income for the period.

(3)	Under United States GAAP, certain of the Company’s common shares must be reclassified as a liability, as they become mandatorily redeemable after the occurrence of certain triggering events, as defined by SFAS No. 150. Upon reclassification the liability is initially measured at fair value, with a reduction to redeemable common stock by the amount of that initial measure, recognizing no gain or loss.

The fair value on the initial measurement of the liability upon the reclassification of the Company’s mandatorily redeemable shares on November 1, 2004 was $3,512 under United States GAAP, with a corresponding reduction in redeemable common stock, consisting of a decrease in share capital of $2,410, and a decrease in net earnings under United States GAAP of $1,102, which was the cumulative effect of the change in accounting principle on the adoption of SFAS No. 150.

SFAS No. 150 requires that subsequent changes in the fair value of these shares are recognized in earnings. In 2006, the subsequent change in fair value was as a result of an increase in the share price of $0.75 per share (2005 - $1.00 per share). This resulted in a change in fair value of these shares of $207 (2005 - $185), which is recognized in net earnings under United States GAAP.

In addition, dividends were declared during 2006 of $4.88 per share. In 2006, dividends on mandatorily redeemable shares were $1,345 (2005 - $560), which is recognized in net earnings under United States GAAP.

During 2006 and 2005, certain of the Company’s common shares became mandatorily redeemable after the occurrence of certain triggering events. As a result, these mandatorily redeemable shares were reclassified as a liability at their fair value of $4,766 (2005 - $1,915), with a corresponding reduction in redeemable common stock, consisting of a decrease in share capital of $2,610 (2005 - $1,014), and a decrease in retained earnings under United States GAAP of $2,156 (2005 - $901).

During 2006, mandatorily redeemable shares with a fair value of $202 (2005 - $100) were repurchased by the Company.

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

Recently Adopted United States Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”. In December 2003 FASB issued Interpretation No. 46R (FIN 46R) which supersedes FIN 46. FIN 46R address consolidation of variable interest entities (“VIE’s”) where the equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support or the equity investors lack one or more of the essential characteristics of a controlling financial interest or the equity investors have voting rights that are not proportionate to their economic interests. FIN 46R provides guidance on which entities are VIE’s and which entity, if any, should consolidate the VIE. FIN 46R also requires disclosure of non consolidated VIE’s. FIN 46R was applicable to all variable interest entities created since December 31, 2003 and no such entities have been created that require consolidation or disclosure in these consolidated financial statements. FIN 46R applies to all other VIE’s by the beginning of the first annual period beginning after December 15, 2004, which for the Company was its consolidated financial statements for the fiscal year ended October 31, 2006. The Company has assessed the impact that FIN 46R has had on variable interest entities created prior to December 31, 2003, and has determined that there is no difference between the Canadian GAAP standard on variable interest entities, CICA Accounting Guideline 15, “Consolidation of Variable-Interest Entities”, which was adopted November 1, 2004, as described in Note 1 of these financial statements. The Company adopted FIN 46R effective November 1, 2004 for these entities for United States GAAP purposes.

In March 2005, the FASB issued Staff Position FIN 46R-5, “Implicit Variable Interests under FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities”, to address whether a company has an implicit variable interest in a VIE or potential VIE when specific conditions exist. This guidance was adopted in 2006 and did not have a material impact on the Company’s consolidated financial statements.

Statement of Financial Accounting Standards No. 153, “Exchanges of Non-monetary Assets – an Amendment of APB Opinion 29” (“SFAS No. 153”), was issued in December 2004. Accounting Principles Board (“APB”) Opinion 29 is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of assets exchanged. SFAS No. 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The standard is effective for non-monetary asset exchanges that occur after November 1, 2005 for the Company. The adoption of this standard did not have a material impact on the Company’s financial statements.

Recent United States Accounting Pronouncements Not Yet Adopted

In December 2003, FASB issued SFAS No. 123 (Revised), “Share-Based Payment”. This statement requires entities to recognize in the statement of net earnings the cost of employee services received in exchange for equity based compensation at fair value. SFAS No. 123 (Revised) will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2007. The Company is currently reviewing the impact that SFAS No. 123 (Revised) will have on its consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2007. The Company is currently reviewing the impact that SFAS No. 154 will have on its consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition requirements. FIN 48 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2008. The Company is currently reviewing the impact of this Interpretation.

F - 25

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings disclosures made by the Company in its fiscal year ending October 31, 2009. The Company is currently reviewing the impact of this statement.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2007. The Company is currently reviewing the impact of this statement.

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2007. The Company is currently reviewing the impact of this pronouncement.

Valuation and Qualifying Accounts

	Balance at beginning of year	Additions charged to costs and expenses	Deductions reducing costs and expenses	Balance at end of year
Year ended October 31, 2006:
Valuation allowance on deferred tax assets	$2,082	—	(897)	$1,185
Year ended October 31, 2005:
Valuation allowance on deferred tax assets	$2,075	612	(605)	$2,082
Year ended October 31, 2004:
Valuation allowance on deferred tax assets	$833	1,242	—	$2,075

25.	COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform to the current year’s presentation.

F - 26