Form 20-F
period 2007-10-31
PCL Employees Holdings Ltd.
filed 2008-01-25
CIK 1326107

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 25, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2007 .

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

Class 1 Common Shares: 5,305,955

Class 3 Common Shares: 1,930,826

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes  ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐Yes  ☑ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☑

Indicate by check mark which financial statement item the registrant has elected to follow.  ☑ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐  Yes  ☑ No

iii

iv

As used in this annual report, unless the context otherwise indicates, the terms “PCL”, “we”, “us”, “our” or the “Company” refer to PCL Employees Holdings Ltd. and its consolidated subsidiaries.

EXCHANGE RATE INFORMATION

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars; references to “dollars” or “$” or “CAD$” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars. As at January 18, 2008, the noon rate as quoted by the Federal Reserve Bank of New York was $1.0294 equals US$1.00. (See “Item 3 – Key Information” for further exchange rate information to U.S. currency.) Except as otherwise indicated, financial statements of, and information regarding, PCL Employees Holdings Ltd. are presented in Canadian dollars.

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

•	our ability to manage risks inherent in the government contracting business;

•	our ability to obtain surety bonds as required by some of our customers;

•	provincial, regional and local economic, competitive and regulatory conditions and developments;

•	technological developments;

•	capital markets conditions;

•	inflation;

•	foreign currency exchange rates;

•	interest rates;

•	weather conditions;

•	the timing and success of business development efforts;

•	construction commodity shortages;

•	availability of skilled labor;

•	our ability to successfully identify and acquire new businesses and assets and integrate them into our existing operations; and

•	availability and performance of subcontractors.

Also see “Risk Factors” on pages 7 through 13. You are cautioned not to put undue reliance on any forward-looking statements, and we undertake no obligation to update those statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data set forth in the following table is expressed in Canadian dollars. A history of the exchange rates for Canadian dollars in terms of United States (U.S.) dollars follows. The financial information set forth in the following table includes the accounts of the Company and subsidiaries on a consolidated basis. This financial information was prepared in accordance with accounting principles generally accepted (GAAP) in Canada, the application of which conforms in all material respects for the periods presented with accounting principles generally accepted in the United States, except to the extent noted in Note 24 to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 20-F. The selected financial data should be read in conjunction with and is qualified by such Consolidated Financial Statements and the Notes thereto. Where differences between accounting principles generally accepted in Canada and the United States exist, the financial information under U.S. GAAP has been disclosed.

Fiscal Year Ended October 31,	2007	2006	2005	2004	2003
(millions of dollars except per share amounts and outstanding shares)
Contract Revenues	$5,065.3	$4,208.3	$3,295.5	$3,052.6	$2,625.2
Operating Profit – Canadian GAAP	243.0	200.6	108.1	79.2	62.4
Operating Profit – U.S. GAAP	237.9	197.9	106.2	78.0	61.2
Net Earnings – Canadian GAAP	221.2	169.2	79.8	55.8	55.3
Net Earnings – U.S. GAAP	216.1	166.9	77.2	55.0	54.6
Earnings Per Share – Canadian GAAP(1)(2)	11.47	10.12	5.31	4.03	4.51
Earnings Per Share – U.S. GAAP(1)(2)	11.21	10.19	5.22	3.97	4.46
Number of Outstanding Shares (in millions) (2)	19.3	16.7	15.0	13.9	12.2
Dividends Per Share(1)	$9.05	$4.88	$3.03	$2.88	$3.64
Total Assets – Canadian GAAP	2,263.2	1,849.6	1,483.8	1,261.7	1,130.9
Total Assets – U.S. GAAP	2,261.9	1,851.5	1,484.6	1,260.5	1,123.6
Shareholders’ Equity – Canadian GAAP	583.9	493.9	359.8	297.3	264.3
Redeemable Common Stock – U.S. GAAP	567.0	485.5	354.1	294.8	255.4
Share Capital – Canadian GAAP	336.9	274.3	225.8	192.8	161.7
Share Capital – U.S. GAAP	328.4	268.2	222.4	192.8	161.7

Notes:

(1)	Basic and fully diluted.

(2)	Weighted average number of shares outstanding using the total of all Class 1, 2, 3 and 4 shares of the Company.

The following tables set forth the rate of exchange for the Canadian dollar, average rates for the end of fiscal year 2003 through fiscal year 2007, and the range of high and low rates for the period as well as for the last six months. The tables set forth the number of Canadian dollars required under that formula to buy one United States dollar based on the noon rates of exchange as reported by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during the period. As at the most recent practicable date, January 18, 2008, the noon rate as quoted by the Federal Reserve Bank of New York was $1.0294 equals US$1.00.

Exchange Rates

	Canadian dollar/United States dollar
	Average	High	Low	Close
Fiscal Year Ended October 31, 2007	1.0947	1.1852	0.9496	0.9496
Fiscal Year Ended October 31, 2006	1.1329	1.1960	1.0989	1.1227
Fiscal Year Ended October 31, 2005	1.2134	1.2703	1.1607	1.1796
Fiscal Year Ended October 31, 2004	1.3147	1.3970	1.2194	1.2209
Fiscal Year Ended October 31, 2003	1.4379	1.5903	1.3043	1.3195

	2007
	December	November	October	September	August	July
High	1.0216	1.0007	1.0002	1.056	1.0754	1.0689
Low	0.9784	0.9168	0.9496	0.9959	1.0497	1.0372

D.	Risk Factors

We work in a highly competitive marketplace.

The construction industry as a whole has historically been very competitive. The Company competes with other major contractors as well as numerous mid-size and smaller contractors in the United States and Canada. New work securement and contract profitability is dependent on the general state of the economy in each of our markets. Fluctuating demand cycles are typical of the construction industry, and such cycles determine to a large extent the degree of competition for available projects. A contractor's competitive position is based primarily on its prices for construction services, its ability to obtain performance bonds, its financial strength, and its reputation for quality, timeliness, and experience. In addition, public sector contracts are normally required by law to be awarded to the lowest capable and responsive bidder. Competition for work is particularly intense during economic downturns. Intense competition may result in lower profit margins and commercially unfavorable contractual terms, increasing the risk of losses to the Company as a result of unforeseen problems and unbudgeted costs.

Our fixed price contracts subject us to the risk of project cost overruns.

The Company undertakes a significant number of fixed price construction contracts under which we agree to perform a project for a definite, predetermined price regardless of our actual costs. Fixed price contracts present the risk that our actual costs may exceed those estimated for the project, the result being a decrease in profit margin or in extreme cases, a loss on the project.

The Company has developed and maintains procedures and controls during the bidding process to manage the risks associated with this type of work to the greatest extent possible. However, some factors during the construction phase of projects are beyond management’s direct control and are difficult to forecast, including changes in the business environment, changes to laws and regulations, exceptionally bad weather or other unanticipated natural conditions, world shortages of material supply, labor unrest, and bankruptcy of subcontractors. There can be no assurance that the Company will be able to perform its obligations under fixed price contracts without incurring losses. If the Company was to significantly underestimate the cost of one or more fixed price contracts, the resulting losses could have a materially adverse effect on the Company.

As at October 31, 2007, 71% (2006 – 68%; 2005 – 56%) of the backlog of work to be completed, measured by expected gross revenues, was under fixed price construction contracts.

PCL’s backlog is subject to unexpected adjustments and is, therefore, an uncertain indicator of our future performance.

The Company’s backlog of incomplete construction work under contract at October 31, 2007 was $7.2 billion (2006 – $5.6 billion; 2005 – $4.9 billion). It cannot be assured that the revenues projected in the backlog will be realized or, if realized, will result in profits. Projects may remain in the backlog for an extended period of time prior to project execution and, once project execution begins, it may occur unevenly over the current and multiple future periods. Project terminations, suspensions or reductions in scope may occur from time-to-time with respect to contracts reflected in the backlog. The uncertainty of project timing can present difficulties in matching our workforce size with our contract needs. If expected project execution is delayed or terminated, we could incur costs resulting from reductions in staff or redundancy of facilities that would reduce profits. Some backlog reductions would adversely affect the revenue and profit actually received from contracts reflected in backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of the backlog and the revenues and profits that is actually earned.

Reductions in public funding could have a negative impact on our business.

A substantial portion of our billings is derived from public sector projects. In 2007, approximately 27% (2006 – 26%; 2005 – 37%) of our billings came from contracts with federal, state, provincial and local governments.

Government contracts present risks of termination for convenience, adjustment of payments received, restrictions on ability to compete for government work and funding constraints.

The following risks are inherent in federal, state, provincial and local government contracts:

a)	because laws permit government agencies to terminate a contract for convenience, the Company’s government clients may terminate contracts with little or no prior notice;

b)	U.S. government clients may audit contract payments received for several years after these payments are made. Based on these audits, the clients may adjust or demand repayment of funds previously received. None of the audits performed to date on PCL’s government contracts resulted in any significant adjustments to the financial statements. It is possible that a future audit could have a materially adverse effect on the consolidated financial statements; and

c)	the Company’s ability to earn revenues from existing and future government projects will depend upon the availability of funding from government agencies. In times of worsening economic conditions, governments and government agencies face increased budget constraints, reducing their ability and willingness to commit funds to new construction projects. The Company cannot control whether those agencies will fund or continue funding the outstanding projects.

A significant reduction in our public sector work due to any one or combination of factors listed above would adversely affect our business, operating results and financial condition.

If we are found to have violated the terms of the government contracts or applicable statutes and regulations, we are subject to the risk of suspension or debarment from government contracting activities, which could have a material adverse affect on our business and results of operations.

Many of our projects are funded under federal, state, provincial and local government contracts. If we fail to comply with the terms of one or more of our government contracts or governmental statutes and regulations, or if any of our companies or employees are indicted or convicted on criminal charges (including misdemeanors) relating to any of our government contracts, in addition to any civil or criminal penalties and costs we may incur, we could be suspended or debarred from government contracting activities for a period of time. Some federal and state statutes and regulations provide for automatic debarment in certain circumstances, such as upon a conviction for a violation. The suspension or debarment in any particular case may be limited to the facility, contract or subsidiary involved in the violation or could be applied to the whole PCL family of companies if the circumstances were deemed severe enough. Even a narrow suspension or debarment could result in negative publicity that could adversely affect our ability to secure new contracts, both with governments and private customers, which could have materially adverse affects on our business and results of operations.

The risk that the Company’s joint venture partners may not be able to meet their obligation.

The Company participates in various construction joint ventures. Generally, each construction joint venture is formed to accomplish a specific project, jointly controlled by the joint venture partners and dissolved upon completion of the project. The Company selects its joint venture partners based on its analysis of the prospective venturer’s construction and financial capabilities, expertise in the type of work to be performed and past working relationships with the Company, among other criteria. Joint venture agreements serve to spread risk among participating companies with agreements that typically stipulate that the participating companies will supply their proportionate share of the necessary operating funds for the project (e.g. the cost of equipment) and will share the profits or losses in accordance with specified percentages. Each of the participants in a joint venture is usually liable to the client for completion of the entire project in the event of default by any of the other joint venturers.

The success of the Company’s joint ventures depends on the satisfactory performance by its joint venture partners related to their joint venture obligations. The Company regularly evaluates the financial stability of its joint venture partners, however if the joint venture partners fail to satisfactorily perform their joint venture obligations as a result of financial or other difficulties, the joint venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, the Company may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for the Company with respect to the joint venture.

Our success depends on attracting and retaining qualified personnel and subcontractors in a competitive environment.

The Company is highly dependent on the availability of experienced staff, skilled workers, and qualified subcontractors for which there is significant competition from other construction services firms. From time to time, particularly when the level of construction activity is high in a particular area, the Company faces shortages in all of these categories. The Company’s inability to attract and retain experienced staff, skilled workers, and qualified subcontractors could impede its ability to secure additional work and complete existing engagements on schedule, in which event it may lose market share and its revenue and profits could decline.

Increases in the cost of raw materials negatively impact our business.

The cost of raw materials is a significant component of our operating expenses. Because we are often unable to pass such increases in the costs of raw materials through to our customers, such increases represent additional costs and negatively impact our results of operations. Recently, various Asian countries have emerged as powerful global forces that are affecting construction markets world-wide due to their sheer size and increasing demand for raw materials to sustain their rapidly growing economies. The global availability of basic construction materials such as steel and cement have been impacted by the massive requirements in Asia, the consequences being price fluctuations, periodic supply shortages, and overall price escalation. These conditions have added significant risk for many vendors and subcontractors, who in some cases will not guarantee price or availability for long-term contracts. This in turn increases the risk for general contractors, who typically are not able to pass such risks on to the customer.

Our design-build contracts subject us to additional risks.

Our design-build contracts make the Company a single source of responsibility to our owners for project design and construction. In all instances, project design is done either by a joint venture partner or is subcontracted to an architect/engineer and the extent of the design risks assumed is dependent upon the joint venture agreement or subcontract. However the Company, as the design-build contractor or joint venture participant, is still ultimately responsible for the accuracy and completeness of the project plans and specifications.

Many of our contracts subject us to the risk of damages resulting from delays.

Many construction contracts contain deadlines for completion of the project or various phases of the project and impose penalties for failing to complete the project or phase by the required date. The Company attempts to negotiate waivers of consequential damages arising from delays, including damages for loss of use, loss of product, loss of revenue and loss of profit. However, on some contracts, PCL is required to undertake responsibility for liquidated damages for failure to meet contract schedules. Although the Company has not incurred material penalties for liquidated damages during the past three fiscal years, we may incur such penalties in the future. Such penalties for liquidated damages may be significant and could negatively affect our financial condition or results of operations. In addition, projects that are not completed on schedule further reduce profitability because staff must continue to work on the project longer than anticipated, which may prevent them from pursuing and working on new projects. Projects that are over budget or behind schedule may also lead to client dissatisfaction.

PCL’s construction field activities are generally performed outdoors. Certain weather conditions and natural or other disasters, such as fires, floods, influenza pandemics, and similar events, may cause postponements in the initiation and/or completion of its field activities and may hinder the ability of its office employees to arrive at work, which may result in a delay or elimination of revenue that otherwise would have been recognized while certain costs continued to be incurred. Any delay in the completion of PCL’s field, office, and/or other activities may require it to incur additional costs attributable to overtime work necessary to meet its client’s required schedule. Due to various factors, a delay in the commencement or completion of a project may also result in the cancellation of the contract. As a result, PCL’s net revenue and profitability may be adversely affected.

An inability to obtain bonding would have a negative impact on our operations and results.

Some of our construction contracts require us to post payment and performance bonds written by qualified surety companies guaranteeing our completion of the project and the payment of workers, subcontractors and vendors. The cost of such bonds may be included as a project cost passed along to the client. Historically we have had and continue to have good relationships with our sureties and have a strong bonding capacity. However, the issuance of bonds under any bonding facilities is at the sureties’ sole discretion. Bonds may be more difficult to obtain in the future or they may only be available at significant additional cost. There can be no assurance that bonds will continue to be available to us on reasonable terms. Although we have not been unable to obtain bonding, our inability to procure such bonds for any reason in the future would limit our ability to bid for new projects.

It can be difficult or expensive to obtain the insurance we need for our business operations.

As part of business operations, the Company maintains insurance both as a corporate risk management strategy and in order to satisfy the requirements of many of the contracts. Insurance products go through market fluctuations and can become expensive and sometimes very difficult to obtain. Although in the past the Company has generally been able to cover the insurance needs, there can be no assurances that the Company can secure all necessary or appropriate insurance in the future. Failure to obtain such insurance could lead to uninsured losses or limit our ability to pursue some construction contracts, both of which could have a materially adverse affect on results or financial condition.

Our risk management personnel continuously monitor the developments in the insurance market. The financial stability of the insurance provider is one of the major factors that is considered when buying insurance coverage. Currently insurance is purchased from several of the world’s leading and most financially stable providers, often in layered insurance arrangements. The built-in redundancy of such arrangements usually enables us to call upon existing insurance suppliers to fill gaps that may arise if other such suppliers become financially unstable.

Claims against the Company could have a material adverse impact on our financial condition or results of operations.

Disputes arise frequently in the ordinary course of business in the construction industry. Disputes may include claims against PCL based upon alleged defects in performance under contracts or claims by PCL against customers who refuse to pay contract amounts based on alleged breaches by PCL. Litigation often requires substantial expenditures for legal and consulting fees, and equally or more importantly, requires significant management time and energy that otherwise would be focused on other projects or pursuing new opportunities. PCL incurred legal fees of $9.4 million in fiscal 2007 (2006 – $6.1 million; 2005 – $7.4 million), in relation to claims both for and against the Company. Although we have adopted a range of insurance, risk management and risk avoidance programs designed to reduce potential liabilities, such programs will not protect us fully from all risks and liabilities.

The Company does not recognize revenue for disputed bills until payment has been made, and we reserve for claims asserted against PCL in the financial statements. A partially or completely uninsured claim, if successful and of a significant magnitude, could have a materially adverse effect on our financial condition or results of operations. The total value of the claims against PCL from judgments and negotiated settlements that were not covered by insurance in fiscal 2007 was $5.2 million (2006 – $18.9 million; 2005 – $1.0 million).

We may incur liabilities under environmental laws and regulations as a result of our operations.

Our operations are subject to compliance with the regulatory requirements of federal, provincial, state and local agencies and authorities in the United States, Canada and the Bahamas relating to the environment, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. Certain environmental laws impose substantial penalties for non-compliance and others, such as the United States Comprehensive Environmental Response, Compensation and Liability Act, impose strict, retroactive, joint and several liability upon persons responsible for releases of hazardous substances. While we have not incurred material environmental liabilities in the past, there can be no assurance that our operations will not result in such liabilities in the future and that such liabilities will not have a materially adverse effect on our business and financial condition. Moreover, these laws and regulations may become more stringent, or may be more stringently enforced in the future, which could increase our costs of operations and reduce our profitability.

Actual results may differ from estimates and assumptions made in preparing financial statements.

PCL recognizes contract revenue using the percentage of completion method. Under this method, the ratio of actual cost of work performed to date to current estimated total contract costs is applied to the estimated net contract profit to determine the amount of profit currently recognized. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to cost and income and are recognized in the period in which such adjustments are determined. The Company recognizes the full amount of an estimated loss where current estimates indicate an ultimate loss on a project. On a historical basis, PCL believes that reasonably reliable estimates of the progress towards completion on its long term contracts have been made and, to date, percentage of completion accounting adjustments have not materially affected PCL’s financial results. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenues and profits.

Further, in order to prepare financial statements in conformity with generally accepted accounting principles in the United States and Canada, the Company is required to make estimates and assumptions as of the date of the financial statements which affect the reported values of the assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas requiring significant estimates include:

a)	recognition of contract revenues, costs, profit or losses in applying the percentage-of-completion method of accounting as discussed above;

b)	recognition of recoveries under contract change orders;

c)	collectibility of billed accounts receivable and unbilled work-in-process accounts and allowances for doubtful accounts;

d)	estimated amounts for anticipated project losses, warranty costs and contract close-out costs;

e)	income tax provisions and related valuation allowances; and

f)	accruals for other estimated liabilities.

Actual results could differ from the estimates and assumptions used to prepare the financial statements.

Inadequate internal controls or disclosure controls may result in events that could adversely affect the business.

Inadequate internal controls or disclosure controls over financial reporting could result in material misstatement in the financial statements and related disclosures. Such inadequate controls could also result in system downtime, backlogs, fraud, or the inability to continue PCL’s business operations. The Company has procedures in place for ongoing evaluation of internal controls and disclosure controls over financial reporting.

If fraud occurs and remains undetected, PCL may have a material loss of assets or misstatement in its financial statements.

Fraud may occur and remain undetected resulting in a material loss of assets and/or misstatement in the financial statements and related disclosures. PCL has implemented various business policies addressing potential fraud risks, including its code of ethics entitled “Code of Conduct.” The Company has procedures in place to review fraud.

Our reputation is an integral part of our business.

Reputation risk is the risk to earnings from negative public opinion. Negative public opinion can result from actual or alleged misconduct in any number of activities, but often involves questions about business ethics and integrity, competence, corporate governance practices, quality and accuracy of financial reporting disclosure or quality of products and services. PCL has implemented various business conduct policies addressing actual or alleged misconduct, including its code of ethics entitled “Code of Conduct.” Each employee, officer and director of a PCL company attends a compulsory training program on the Code of Conduct, and commits to abide by the Code of Conduct by signing a receipt and acknowledgement form. Each of those persons also commits to abide by all the policies referenced in the Code of Conduct that are relevant to that person. Violations will be the cause for corrective action, which may result in disciplinary action up to and including termination of employment.

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

However, a Canadian court would generally enforce, in an original action, civil liability predicated on U.S. securities laws provided that those laws that govern the shareholder’s claim according to applicable Canadian law, are proven by expert evidence, are not contrary to public policy as the term is applied by a Canadian court or are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that the action is in compliance with Canadian procedural laws and applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. court except, for example, where:

a)	no real or substantial connection can be established between the cause of action and the U.S. court where the judgment was rendered, resulting in the U.S. court having no jurisdiction according to applicable Canadian law;

b)	the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) ;

c)	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

d)	a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

e)	the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

f)	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

g)	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

PCL Employees Holdings Ltd. was incorporated under the Companies Act (Alberta) on April 25, 1977 and continued under the Business Corporations Act (Alberta) on June 19, 1984. The Company’s head office is located at 5410 – 99 Street, Edmonton, Alberta, Canada, T6E 3P4. The telephone and facsimile numbers are (780) 733-5000 and (780) 733-5075, respectively. The transfer agent is Computershare Investor Services Inc. located at 6th Floor, Western Gas Tower, 530 –8 Avenue SW, Calgary, Alberta, Canada, T2P 3S8. The Company does not have an agent for service of process in the United States.

Principal Capital Expenditures

During the years 2005, 2006, and 2007 the Company spent $51.9 million; $52.0 million; and $62.0 million respectively, on the purchase of property, plant and equipment. With the exception of the expenditure for the Centennial Learning Centre of $10.2 million in 2005, no individual expenditure was material. All capital expenditures have been financed through working capital. The Company has no material purchase commitments for capital expenditures, either individually or in aggregate, subsequent to October 31, 2007.

B.	Business Overview

General

PCL Employees Holdings Ltd. is a holding company owning 100% of the issued shares of PCL Construction Holdings Ltd., a holding company, which in turn directly or indirectly owns 100% of the issued shares of its subsidiaries (with the exception of GHI Holdings, Inc. and Nishi-Khon/PCL Constructors Limited in which PCL Construction Holdings Ltd. indirectly owns 95% and 49% respectively). 100% of the issued shares of PCL Constructors Bahamas Ltd. are held in trust for PCL Construction Holdings Ltd. and PCL Constructors Inc. PCL Construction Holdings Ltd. indirectly owns 100% of the issued shares of PCL Constructors Inc. The Company’s operations are in the nature of construction services. Those operations are carried out by a number of separate subsidiary companies, operating in different construction or geographic markets.

A number of PCL’s projects can be classified as major construction, involving large quantities of materials, labour, management expertise and capital, in the general areas of: (a) commercial and institutional buildings, including construction of shopping centers, educational facilities, airports, light civil structures, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, senior’s facilities, and office buildings; (b) construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, forestry projects and power plants; and (c) roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation.

PCL performs a large number of smaller or “Special Projects” involving tenant installations, alterations, and restorations or small stand-alone projects. PCL also performs ongoing service and maintenance contract work for certain clients.

Contracts awarded to PCL pursuant to bid or negotiation with the owners generally provide for compensation based on: (a) lump sum price; (b) unit prices; or (c) cost plus a fee (with or without a guaranteed maximum cost to the owner). Pursuant to each general contract awarded to it, PCL provides all general supervisory, management and administrative services, and assumes responsibility for the execution of the entire project, performing varying portions of the work with its own forces, most of which are employed locally for the particular project. Subcontractors often perform the balance of the work.

Some of the contracts PCL bids on are design/build projects. On design/build projects, contract arrangements are entered into for both the design and the construction of a project. As the contract price is established at a very early stage in the design, PCL has additional exposure in construction costs due to the added detail contained in the final design. In addition, these contracts take on the additional risk of design liabilities during both the construction period and the post construction period. Design/build projects normally earn higher fees commensurate with the additional risk being taken. PCL mitigates its design risk exposure by subcontracting the responsibility for design to third party.

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

PCL occasionally undertakes, as a member of joint ventures, responsibilities as a general contractor in association with other construction companies or, on design/build projects, in conjunction with designers. In both the private and public sectors, acting either as a prime contractor or as a subcontractor, we may join with other companies to form a team to compete for a single contract. Because a team can often offer stronger combined qualifications than any company standing alone, these teaming arrangements can be very important to the success of a particular contract competition or proposal. Consequently, we maintain a network of relationships with other companies to form teams that compete for particular contracts and projects. Each joint venture arrangement customarily relates to a single contract or project. Some of the joint ventures undertaken may involve multiple projects and an ongoing business relationship. One of the joint venturers customarily acts as sponsor, providing the bulk of the supervisory and administrative services for the project. PCL typically acts as the joint venture sponsor.

Principal Markets

The following tables set forth reportable operating segment and geographic information for contract revenue for the last three fiscal years for the countries in which the Company currently operates. The Company has four reportable operating segments under Canadian GAAP.

Contract Revenue: Reportable Operating Segments

(millions of dollars)

	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada	Heavy Civil	Other	Total	Consolidating Eliminations	Consolidated Total
2007	$2,109	$1,444	$579	$509	$424	$5,065	—	$5,065
2006	1,767	1,217	507	431	286	4,208	—	4,208
2005	1,555	861	448	335	96	3,295	—	3,295

Contract Revenue: Geographic Segments

(millions of dollars)

	Canada	U.S.	Bahamas	Total
2007	$2,688	$2,365	$12	$5,065
2006	2,273	1,907	28	4,208
2005	2,003	1,292	—	3,295

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

•

Heavy industrial construction including: manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, forestry projects, power plants and industrial shutdown and maintenance.

•	Heavy civil construction including: roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation.

Principal Operating Locations

PCL has its principal district and operations (*) offices at the following locations listed from east to west by country. At its principal district office, the operating company will have established a permanent location with a full service business unit capable of running as a stand alone business. At an operations office, the operating company will share some of the services necessary to run the business with one of its fully staffed district offices.

• Halifax, Nova Scotia	• Tampa, Florida

• Ottawa, Ontario	• Alpharetta, Georgia

• Toronto, Ontario	• Minneapolis, Minnesota

• Winnipeg, Manitoba	• Denver, Colorado

• Regina, Saskatchewan	• Phoenix, Arizona

• Saskatoon, Saskatchewan*	• Albuquerque, New Mexico*

• Ft. McMurray, Alberta*	• Las Vegas, Nevada*

• Edmonton, Alberta	• San Diego, California

• Calgary, Alberta	• Los Angeles, California

• Kelowna, British Columbia*	• Bakersfield, California

• Surrey, British Columbia	• Seattle, Washington

• Vancouver, British Columbia	• Honolulu, Hawaii

• Orlando, Florida	• Nassau, Bahamas*

Seasonality

Certain specializations within the construction industry are highly weather dependent and experience dramatic seasonal swings in activity level. As a result, management of these companies must focus significant attention on cash management and the retention of key staff during the slow periods.

However, due to its size, geographic coverage and diversity of operations, PCL has not historically experienced major seasonal changes in activity. Supporting this statement is the following table that summarizes PCL’s monthly billings for the five year period 2003 – 2007.

PCL Family of Companies

Monthly Billings

Years Ending October 31, 2003 – 2007

(millions of Canadian dollars)

	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct
2003	$232.2	$217.4	$207.3	$205.6	$262.0	$303.0	$252.9	$221.8	$269.4	$243.0	$294.7	$261.8
2004	245.6	230.9	215.3	249.2	260.4	294.1	271.9	241.3	261.6	265.9	256.6	282.6
2005	302.8	265.5	245.3	262.7	319.4	335.8	337.3	324.7	355.6	342.3	408.9	392.0
2006	320.8	331.0	367.5	350.4	403.7	326.1	421.4	424.0	422.9	432.8	443.1	409.7
2007	424.0	398.1	461.0	464.9	433.5	447.1	440.9	439.6	494.7	492.2	472.3	497.1

Five Year Average	$305.1	$288.6	$299.3	$306.6	$335.8	$341.2	$344.9	$330.3	$360.8	$355.2	$375.1	$368.6

As illustrated above, although a moderate drop in billings is typically seen for the month of December each year, the average billings during the three-month winter season, i.e. December through February, falls within 22% of the overall annual average billings level. Seasonal fluctuation in billings is not a significant concern requiring management attention. For each fiscal year, the U.S. billing numbers, originally billed in U.S. dollars, have been converted to Canadian dollars using the average U.S. dollar/Canadian dollar exchange rate over that fiscal year.

Sources and Availability of Raw Materials and Price Volatility

Periodically the construction industry experiences severe shortages in certain types of construction materials, and with these shortages there typically are dramatic swings in pricing. In the past decade, shortages have been experienced in lumber, structural steel, alloys, reinforcing steel, Portland cement, and electrical cable.

In its role as a general contractor in the commercial and institutional construction market, PCL subcontracts out a high percentage of the work it performs, typically in the range of 75% and in certain instances as high as 100% of the work other than general supervisory, management and administrative services. With the exception of materials such as cement, lumber, and aggregates, PCL typically is not directly responsible for the procurement of either raw materials or finished construction products, as this scope generally is the responsibility of the subcontractors.

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

Marketing Channels and Sales Methods

Due to the diversity and breadth of PCL’s operations, a wide range of marketing strategies and techniques are used that vary significantly from region to region.

In the Canadian commercial markets, where PCL and its predecessors have operated for over 100 years, the Company’s reputation is well-established. Because of the high level of brand recognition, much of the ongoing marketing effort is focused on reinforcing PCL’s reputation through industry associations and community involvement.

In the Canadian heavy industrial markets, the projects are large and the client base is relatively small, dominated by Fortune 500 companies. These clients are sophisticated buyers of construction services, and place a high value on the project management performance and safety experience of the contractors they utilize. Because of its position in this market, PCL is typically aware of most major projects during or prior to the design phase, and discussions on construction execution are held with the client early in the bidding cycle to determine if the client’s requirements and PCL’s capabilities fit at that time. Where there is a fit, PCL management will develop a project execution strategy, and at times take on joint venture partners and dedicated subcontractors if appropriate, to offer the client a competitive proposal with a high chance of success. In certain cases, where there is not a fit, the negotiations will be dropped long before a project reaches the bidding stage.

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

In the heavy civil markets, the clients are typically government entities such as a state department of transportation and regional water authorities. Marketing in the conventional sense is minimal in these markets, as the work is traditionally awarded through the competitive bid process to qualified bidders. While each authority will have its own prequalification standards and procedures, the common metrics usually include financial strength, safety record, past project performance and history of lawsuits.

PCL’s style is consistent in all markets, and emphasizes our people, our project experience, technical excellence, performance, quality, and financial strength, with a high value placed on long-term relationships and repeat business.

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

Assessment of PCL’s Competitive Position

In assessing a contractor’s competitiveness, a number of metrics can be used, including a company’s ability to sustain growth while maintaining profitability; its ranking in the industry; and recognition by the industry and the media. A review of PCL’s competitive position on this basis follows:

Sustained Growth with Profitability

Over the past thirty-one years since its transition to employee ownership, PCL has grown from annual consolidated revenue of $300 million to $5.1 billion, representing a compounded annual growth rate of 9.88%. Every year during that period the Company has been profitable.

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

As of October 31, the backlog of incomplete construction work under contract was as follows:

Total Incomplete at October 31
(millions of dollars)
	2007	2006	2005
Backlog of Work to be Completed	$7,189	$5,611	$4,900

Breakdown By Segment
Buildings – Canada	$4,260	$2,858	$2,441
Buildings – U.S.	1,439	1,470	1,062
Heavy Industrial – Canada	579	338	343
Heavy Civil	437	473	591
Other	474	472	463

Total	$7,189	$5,611	$4,900

Breakdown By Country
Total Canada	$4,839	$3,196	$2,785
Total U.S.	2,335	2,161	1,715
Total Bahamas	15	254	400

Total	$7,189	$5,611	$4,900

The total value of work awarded to the Company over the last five fiscal years is as follows:

Total Value Of Work Awarded
(millions of dollars)
	2007	2006	2005	2004	2003
Competitively Bid	$1,987	$2,227	$2,577	$1,743	$1,397
Negotiated	4,793	2,349	1,946	1,219	1,327
Construction Management	366	931	751	1,179	420

Total Value of Work Awarded	$7,146	$5,507	$5,274	$4,141	$3,144

Material Effects of Government Regulation

Other than in critical areas such as safety and the environment, the construction industry as a whole is not highly susceptible to the impacts of government regulation, compared to certain other industries such as energy, mining, and forestry.

We enter into contracts to provide construction services to a number of U.S. Government (“USG”) agencies. Since those contracts are funded with U.S. tax dollars, there are numerous U.S. laws and regulations which apply to the award and administration of those contracts. Those laws and regulations are sometimes complex. Of particular importance is the Procurement Integrity Act, the purpose of which is to maintain a fair and balanced environment during the bid and award phase of a USG procurement.

In accordance with our Code of Conduct (filed with the Securities and Exchange Commission as an exhibit to this Annual Report on Form 20-F and may be accessed through the Commission’s EDGAR database by visiting www.sec.gov), PCL complies with the laws and regulations of the jurisdictions in which it conducts its operations, competing on a level playing field with the competition. Also, in relation to the total number of salaried staff in the Company, and the size of the equipment fleet, there are relatively few cross-border transfers of staff or equipment that would be subject to government regulation or controls.

In general, PCL is not materially affected by government regulation.

C.	Organizational Structure

PCL Employees Holdings Ltd. is a holding company owning 100% of the issued shares of PCL Construction Holdings Ltd. which in turn directly or indirectly owns 100% of the issued shares of its subsidiaries (with the exception of GHI Holdings, Inc. and Nishi-Khon/PCL Constructors Limited in which PCL Construction Holdings Ltd. indirectly owns 95% and 49% respectively). 100% of the issued shares of PCL Constructors Bahamas Ltd. are held in trust for PCL Construction Holdings Ltd. and PCL Constructors Inc. PCL Construction Holdings Ltd. indirectly owns 100% of the issued shares of PCL Constructors Inc. The Company’s significant subsidiaries are listed below:

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

The Company has 58 permanent facilities located throughout Canada and the United States, 25 of which are owned facilities and 33 of which are leased facilities. The Company also leases several short term, project duration facilities. Since construction projects are inherently temporary and location-specific, the Company owns approximately 262 portable offices, shops, and transport trailers.

The Company also has a large construction equipment fleet, including approximately 869 trucks and pickups and 128 tower and mobile cranes.

As at the end of fiscal 2007, the book value of the Company’s property, plant and equipment were as follows:

Book Value
(in thousands of dollars)	2007
Land & Buildings	$69,409
Construction Equipment	51,787
Vehicles	10,257
Computers	5,901
Office Equipment	3,315

$140,669

Edmonton and Area Land and Buildings

PCL Business Park, Edmonton, Alberta

The PCL Business Park consists of a 18.3 acre business park in south central Edmonton totaling 222,486 s.f. in office and warehouse space, utilized as follows:

•	PCL’s Corporate Office (57,609 s.f – office)

•	Edmonton District Office (37,086 s.f. – office)

•	Heavy Industrial Main Office (34,086 s.f. – office)

•	PCL Resources’ Office (10,967 s.f. – office; 3,032 s.f. – warehouse)

•	Intracon Office (7,500 s.f. – office; 2,010 s.f. – warehouse)

•	PCL File Storage Building (7,326 s.f. – warehouse)

•	Space leased to third parties (15,412 s.f. – office; 37,250 s.f. – warehouse, 0.5 acres - yard)

•	Space under renovation (1,000 s.f. – office; 3,032 s.f. – warehouse)

•	Vacant space (3,456 s.f. – office; 2,720 s.f. – warehouse; 6.8 acres – yard)

PCL Industrial Fabrication Facility and Module Assembly Yard, Nisku, Alberta

Located approximately 24 kilometres (15 miles) south of Edmonton, the combined facility consists of 19,080 s.f. of office space, a 125,240 s.f. state-of-the-art piping fabrication facility located on 13.3 acres, plus a nearby additional 31.3 acres for the assembly of large industrial piping and equipment modules.

Other Canadian Land and Buildings

•	Resources Yard and Repair Facility; Nisku, Alberta (6,240 s.f. – office; 15,240 s.f. – shop; 8,000 s.f. – warehouse; 12.9 acres – yard; 7,500 s.f. – ancillary buildings)

•	Regina District Office; Regina, Saskatchewan (10,900 s.f. – office; 4,805 s.f. – shop; 3,200 s.f. – warehouse; 2.2 acres – yard)

•	Calgary District Office; Calgary, Alberta (34,816 s.f. – office)

•	Calgary Yard and Shop; Calgary, Alberta (1,800 s.f. – office; 6,085 s.f. – shops; 6.1 acres – yard)

•	Winnipeg District Office; Winnipeg, Manitoba (14,080 s.f. – office; 3,600 s.f. – warehouse; 8,866 s.f. – space leased to third parties)

•	Ottawa District; Nepean, Ontario (22,969 s.f. – office; 700 s.f. – warehouse)

•	Melloy Industrial; (9,000 s.f. – office; 14,252 s.f. – shop; 5.0 acres – yard)

•	BC District Yard; Surrey, British Columbia (2,080 s.f. – office; 4.3 acres – yard)

•	Remington Module Yard Land; Nisku, Alberta (41.8 acres – yard)

U.S. Land and Buildings

•	Minneapolis District Office; Burnsville, Minnesota (19,902 s.f. – office; 2,100 s.f. – warehouse; 5,098 s.f. – leased to a third party; 2.8 acres – yard; 5.0 acres – raw land)

•	Teton Industrial District Office; Alpharetta, Georgia (13,641 s.f. – office (vacant); 5,705 s.f. – warehouse; 2.7 acres – yard)

•	PCL Industrial Services District Office and Warehouse; Bakersfield, California (51,639 s.f. – office/warehouse; 21.4 acres – yard)

None of the listed properties are mortgaged.

In addition to the owned properties listed above, the Company also leases space for district and operations offices and yards in the following locations:

•	Richmond, B.C. (24,500 s.f. – office)

•	Surrey, B.C. (6,248 s.f. – office; 7,504 s.f. – warehouse; 4.3 acres – yard)

•	Kelowna, B.C. (7,040 s.f. – office; 1,360 s.f. – shop)

•	Saskatoon, Saskatchewan (7,452 s.f. – office; 3,098 s.f. – shop; 0.4 acres – yard; 12,000 s.f. - warehouse)

•	Edmonton, Alberta (17,836 s.f. – office)

•	Fort McMurray, Alberta (1,144 s.f. – office)

•	Winnipeg, Manitoba (3,611 s.f. – office)

•	Toronto, Ontario (30,150 s.f. – office; 11,000 s.f. – warehouse; 2.0 acres – yard)

•	Ottawa, Ontario (1.4 acres – yard)

•	Halifax, Nova Scotia (9,497 s.f. – office)

•	Minneapolis, Minnesota (1,100 s.f. office; 79,700 s.f. warehouse)

•	Denver, Colorado (28,891 s.f. – office; 1,800 s.f – warehouse; 4.0 acres – yard)

•	Phoenix, Arizona (13,076 s.f. – office; 2.0 acres – yard)

•	Tampa, Florida (13,113 s.f. – office; 11.0 acres – yard)

•	Orlando, Florida (15,853 s.f. – office; 1.0 acres – yard)

•	Seattle, Washington (21,000 s.f. – office; 1.3 acres – yard)

•	Glendale, California (17,619 s.f. – office; 1.8 acres – yard)

•	San Diego, California (9,442 s.f. – office)

•	Honolulu, Hawaii (6,664 s.f. – office)

•	Alpharetta, Georgia (26,907 s.f. – office)

•	Rock Falls, Illinois (4,000 s.f. – office)

The Company does not have any significant unutilized space in any of its leased or owned premises.

The Company is not aware of any material environmental issues which may affect the utilization of these assets.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

The Company operates in the construction industry and performs construction services in Canada, the United States and the Bahamas for a wide variety of public and private clients. The Company’s operations are categorized into four industry segments: Buildings – Canada, Buildings – U.S., Heavy Industrial – Canada, and Heavy Civil. The Buildings segments performs construction services for commercial and institutional buildings, including construction of shopping centers, educational facilities, airports, light civil structures, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, senior’s facilities, and office buildings. The Heavy Industrial segment performs construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, forestry projects and power plants. The Heavy Civil segment performs construction services for roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation.

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

Summary: Operating Results
(millions of dollars)
	2007	2006	2005
Contract revenues	$5,065.3	$4,208.3	$3,295.5
Contract costs	4,469.7	3,722.8	2,984.2
Gross profit on contracts	595.6	485.5	311.3
Indirect and administrative expenses – Canadian GAAP	354.2	287.2	206.2
Indirect and administrative expenses – U.S. GAAP	359.3	289.9	208.1
Gain on disposal of property, plant and equipment	1.6	2.3	3.0
Operating profit – Canadian GAAP	243.0	200.6	108.1
Operating profit – U.S. GAAP	237.9	197.9	106.2
Other income(1)	70.3	31.7	17.5
Earnings before income taxes – Canadian GAAP	313.3	232.3	125.6
Earnings before income taxes – U.S. GAAP	308.2	229.6	123.7
Income taxes – Canadian GAAP	92.1	63.1	45.8
Income taxes – U.S. GAAP	92.1	62.8	45.4
Net earnings – Canadian GAAP	221.2	169.2	79.8
Net earnings – U.S. GAAP	216.1	166.8	77.2

Notes:

(1)	Sources of revenue for the “other” category are derived mainly from investing activity and foreign exchange gains on U.S. dollar- denominated bank loans.

Operating Segments

(millions of dollars)

	Reportable Segments
	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada	Heavy Civil	Other	Total	Consolidating Eliminations	Consolidated Total
2007
Contract revenues	$2,109.4	$1,443.8	$578.5	$509.3	$424.3	$5,065.3	—	$5,065.3
Contract costs	(1,865.4)	(1,338.5)	(474.0)	(468.3)	(389.0)	(4,535.2)	65.5	(4,469.7)

Gross profit	244.0	105.3	104.5	41.0	35.3	530.1	65.5	595.6
Indirect and administrative expenses and gain on disposal of PP & E	(44.1)	(31.5)	(25.7)	(10.5)	(10.7)	(122.5)	(230.1)	(352.6)

Operating profit	$199.9	$73.8	$78.8	$30.5	$24.6	$407.6	$(164.6)	$243.0

Total Assets	$859.8	$362.4	$229.2	$149.5	$148.7	$1,749.6	$513.6	$2,263.2

2006
Contract revenues	$1,766.9	$1,217.5	$506.7	$431.4	$285.8	$4,208.3	$—	$4,208.3
Contract costs	(1,587.4)	(1,154.0)	(391.3)	(395.1)	(246.1)	(3,773.9)	51.1	(3,722.8)

Gross profit	179.5	63.5	115.4	36.3	39.7	434.4	51.1	485.5
Indirect and administrative expenses and gain on disposal of PP & E	(40.4)	(29.2)	(20.9)	(9.2)	(7.7)	(107.4)	(177.5)	(284.9)

Operating profit	$139.1	$34.3	$94.5	$27.1	$32.0	$327.0	$(126.4)	$200.6

Total Assets	$661.4	$308.0	$222.9	$130.2	$98.0	$1,420.5	$429.1	$1,849.6

2005
Contract revenues	$1,555.0	$861.1	$447.8	$335.4	$96.1	$3,295.4	$0.1	$3,295.5
Contract costs	(1,440.0)	(815.5)	(385.3)	(300.7)	(83.3)	(3,024.8)	40.6	(2,984.2)

Gross profit	115.0	45.6	62.5	34.7	12.8	270.6	40.7	311.3
Indirect and administrative expenses and gain on disposal of PP & E	(35.7)	(27.8)	(16.9)	(8.5)	(6.9)	(95.8)	(107.4)	(203.2)

Operating profit	$79.3	$17.8	$45.6	$26.2	$5.9	$174.8	$(66.7)	$108.1

Total Assets	$584.3	$266.3	$203.2	$141.4	$49.2	$1,244.4	$239.4	$1,483.8

Information concerning principal geographic areas is as follows:

Contract Revenues

(millions of dollars)	2007	2006	2005
Canada	$2,688.0	$2,273.6	$2,002.9
United States	2,365.0	1,906.8	1,292.4
Bahamas	12.3	27.9	0.2

Total	$5,065.3	$4,208.3	$3,295.5

Long-lived Assets
(millions of dollars)	2007	2006	2005
Canada	$101.8	$87.6	$71.7
United States	40.0	36.4	34.1

Total	$141.8	$124.0	$105.8

Long-lived assets consist of property, plant and equipment and intangible assets.

Results of Operations: Consolidated

Contract revenues

New work securement was again very strong in 2007 with the Company setting a record for new work of $7.1 billion as compared to the previous record of $5.5 billion set in 2006. Of this $1.6 billion increase, $1.5 billion was attributable to the Canadian operations from which $1.3 billion came from operations in Alberta. This record new work has resulted in a record backlog of $7.2 billion surpassing the previous backlog record at October 31, 2006 of $5.6 billion. The Company has set progressively higher new work securement records in each of the years 2005, 2006, and 2007. This has translated into higher contract revenues in each of the years 2007, 2006, and 2005. Contract revenues in 2007 increased $857 million (20.4%) as compared to 2006. Contract revenues in 2006 increased $913 million (27.7%) as compared to 2005. Revenue attributable to the Company’s operations in the United States has increased $458 million (24.0%) in 2007 as compared to 2006 and $614 million (47.5%) in 2006 as compared to 2005. This increase in United States contract revenues is despite devaluation of the United States dollar against the Canadian dollar in each of those years of 3.5% and 6.7%. The increase in United States contract revenues in 2007 was due to increases in revenues in all but two of the U.S. operations. The increase in 2006 was due in large part to the Company’s strong performance in the Southeast and Southwest states. Canadian contract revenues in 2007 increased $414 million over 2006 and increased $271 million in 2006 over the same period in 2005. The increase in 2007 Canadian revenues was due primarily to increases in the Ontario ($172 million) and British Columbia ($144 million) operations.

Contract Costs and Gross Profit

The Company only includes construction claims in revenue when awarded or received. As such, contract revenues and gross profits can fluctuate from year to year depending on the timing of the award or receipt of outstanding construction claims.

Gross profits have increased $110 million (22.7%) in 2007 and $174 million (56.0%) in 2006. The gross profit as a percentage of contract revenues remained relatively consistent at 11.8% in 2007 as compared to 11.5% in 2006. The gross profit percentage in 2006 was up from 9.4% in 2005 due primarily to the strength of the construction markets in the Buildings – Canada and Heavy Industrial – Canada segments and the increase in the proportion of design/build work in Buildings – Canada as discussed below.

Indirect and Administrative Expenses

Indirect and administrative expenses fluctuate with the timing of new work. Salaried project personnel are charged to projects to which they are assigned. Upon project completion if salaried project personnel are not immediately assigned to another project they are charged to indirect and administrative expenses.

In 2007, indirect and administrative expenses increased $67.0 million. This increase was due primarily to a $35.8 million increase in bonuses paid to employees as a result of increased Company profits. Other significant increases include an increase in amortization expense of $7.1 million due to the large net additions to plant and equipment, as well as the $6.7 million increase in interest expense as a result of the increase in bank loans. Operating segment indirect and administrative expenses increased $15.2 million and is attributable to the increase in contract revenues.

In 2006, indirect and administrative expenses increased $81.0 million. This increase was due primarily to a $59.5 million increase in bonuses paid to employees as a result of increased Company profits. Other significant increases include an increase in amortization expense of $6.7 million due to the large net additions to plant and equipment, as well as the $2.1 million increase in interest expense as a result of the increase in bank loans and a 1.25% increase in the Canadian prime lending rate. Operating segment indirect and administrative expenses increased $11.6 million and is attributable to the increase in contract revenues.

Other Income

Other income consists of interest income earned on cash and cash equivalents and short-term deposits, foreign exchange gains, gains or losses on marketable securities and equity in earnings of limited liability companies and limited partnerships.

Interest income increased $11.2 million due to an increase in cash and cash equivalents and short-term deposits of $90 million and an increase in the weighted average Canadian and United States prime rates of .51% and .43% respectively. In 2006, interest income increased $13.2 million due to an increase in cash and cash equivalents and short-term deposits of $172 million and increases in the Canadian and United States weighted average prime rates of 1.28% and 1.67% respectively. Foreign exchange gain on the Company’s U.S. dollar denominated debt has changed over the past three years in direct relation to the improvement of the Canadian dollar against the United States dollar and the increase in the Company’s U.S. dollar denominated debt. The improvement of the fiscal year-end exchange rate for 2007 and 2006 was 15.9% and 4.9% respectively. In 2007 and 2006 the Company recognized a gain of $2.8 million and $3.2 million, respectively, on the sale of marketable securities. In 2007 and 2006 the Company recognized $1.0 million and $1.9 million, respectively, from equity in earnings of limited liability companies and limited partnerships.

Income Taxes

The effective income tax rate for fiscal 2007 is 29.4% (27.2% in 2006; 36.5% in 2005). The effective rate for 2007 differs from the combined Federal and Provincial or State statutory income tax rate of 34.8% (34.0% in 2006; 35.0% in 2005) primarily as a result of non-taxable capital gains, the recognition of previously unrecognized temporary differences and other changes in estimates, and enacted future tax rate reductions.

Results of Operations: Buildings – Canada

Contract revenues

Contract revenues increased $343 million (19.4%) due primarily to increases in the Ontario ($172 million) and British Columbia ($144 million) operations and the continuation of strong markets in the balance of Western

Canada. Contract revenues increased $212 million (13.6%) in 2006 due primarily to strong markets in Western Canada.

Contract Costs and Gross Profit

Gross profit for this segment has increased in each of the last three years up $64.5 million in 2007, $64.5 million in 2006 and $28.4 million in 2005 due primarily to an overall strengthening of this market, particularly Western Canada, and a larger proportion of design/build construction projects which is resulting in gross profit increases. As disclosed in “Item 4B – Information on the Company – Business Overview” design/build projects normally earn higher fees commensurate with the additional risk being taken. Gross profit for the Buildings – Canada segment has averaged 9.9% of contract revenues over the past three years. Gross profit as a percentage of contract revenues was 1.7% higher in 2007 and .3% higher in 2006 than the three year average. This difference was primarily due to the increase in project gross profits as discussed.

Indirect and Administrative Expenses

Indirect and administrative expenses were 2.1% of contract revenues in 2007 as compared to 2.3% in 2006 and 2005. Indirect and administrative expenses as a percentage of contract revenues decreased slightly in 2007 due entirely to the increase in contract revenues in the Ontario and British Columbia operations discussed above without a proportionate increase in indirect and administrative expenses as the additional required salaried personnel would have been charged directly to project costs.

Results of Operations: Buildings – U.S.

Contract revenues

Contract revenues increased in 2007 by $226 million (18.6%) to $1.4 billion. This increase was due to an increase in revenues in all but two markets. Contract revenues increased in 2006 by $356 million (41.4%). Contract revenues increased in 2006 despite devaluation of the United States dollar against the Canadian dollar of 6.7%. Contract revenues increased in 2006 primarily due to strong markets in Florida, California, and Hawaii.

Contract Costs and Gross Profit

The 2007 gross profit percentage increased significantly to 7.3%. This increase was due primarily to an overall strengthening of this market segment, increase in the amount of self-perform work and a larger proportion of design/build construction projects which is resulting in gross profit increases. As disclosed in “Item 4B – Information on the Company – Business Overview” design/build projects normally earn higher fees commensurate with the additional risk being taken. Gross profit percentage in the prior two years remained consistent at 5.2% in 2006 and 5.3% in 2005.

Indirect and Administrative Expenses

Indirect and administrative expenses as a percentage of contract revenues continued to drop down to 2.2% compared to 2.4% in 2006 and 3.2% in 2005. 2007 indirect and administrative expenses are lower than 2006 as the segment was able to continue to place unassigned project people onto projects in fiscal 2007.

Results of Operations: Heavy Industrial – Canada

Contract revenues

Contract revenues in the Heavy Industrial – Canada segment in 2007 and 2006 were up $71.9 million (14.2%) and $58.9 million (13.2%). These increases were due primarily to significant oil sands projects in Fort McMurray and Cold Lake, Alberta and an ethanol project in Minnedosa, Manitoba.

Contract Costs and Gross Profit

Gross profit in the Heavy Industrial – Canada segment was down $10.8 million as compared to an increase of $52.8 million in 2006. Gross profit in 2006 was higher due to the completion of more lump sum and design/build contracts than in the current year. As disclosed in “Item 4B – Information on the Company – Business Overview” design/build projects normally earn higher fees commensurate with the additional risk being taken.

Indirect and Administrative Expenses

Indirect and administrative expenses increased $4.9 million (23.6%) in 2007 and $3.9 million (23.2%) in 2006. These increases were due primarily to the 18.1% and 13.2% respective increase in contract revenues. Indirect and administrative expenses as a percentage of revenue increased slightly to 4.5% as compared to 4.1% in 2006. This increase was due primarily to the timing of project commencement in the Company’s industrial electrical operation which generated little in the way of contract revenues in 2007 but maintained their indirect and administrative expenses consistent with 2006 levels to enable them to complete their large backlog. Indirect and administrative expenses as a percentage of revenue remained consistent in 2006 with 2005.

Results of Operations: Heavy Civil

Contract revenues

Contract revenues in the Heavy Civil segment increased $77.9 million (18.1%) in 2007 and $95.9 million (28.6%) in 2006. These increases were due primarily to a large municipal transportation project in the Pacific Northwest.

Contract Costs and Gross Profit

Gross profit as a percentage of contract revenues in the Heavy Civil segment was 8.0% in 2007, 8.4% in 2006, and 10.3% in 2005. The gross profit as a percentage of contract revenues was relatively consistent between 2007 and 2006 however given the nature of the construction industry gross profit percentages can vary from year to year depending on the mix of contract types and the market weighting.

Indirect and Administrative Expenses

Indirect and administrative expenses increased $1.3 million in 2007 and $0.8 million in 2006. Indirect and administrative expenses as a percentage of contract revenues remained constant at 2.1% over the fiscal years 2007 and 2006. Indirect and administrative expenses as a percentage of contract revenues were 2.1% in 2006 and 2.5% in 2005. This decrease was a result of the segment not requiring additional infrastructure to handle the growth in contract revenues.

B.	Liquidity and Capital Resources

Below is a brief summary of the Company’s financial position for the last two fiscal years ending October 31. For more detailed information, please see the consolidated financial statements attached to this report.

(in millions of dollars except shares outstanding)	2007	2006
Working capital	$311.5	$297.4
Shareholders’ Equity – Canadian GAAP	583.9	493.9
Redeemable Common Stock – U.S. GAAP	567.0	485.5
Shares Outstanding as at Oct. 31(1)	20,688,637	17,888,807

Notes:

(1)	This represents the total of all Class 1, 2, 3 and 4 common shares of the Company.

Financial Condition

As at October 31, 2007, the Company held $588.9 million in cash and cash equivalents, an increase of $22.7 million. This increase is due to the increase in cash provided from operations ($239.3 million) offset primarily by the net increase in marketable securities ($36.5 million), purchase of property, plant and equipment ($62.0 million) and the payment of dividends ($161.7 million).

Cash provided from operations increased $22.1 million to $239.3 at October 31, 2007 compared to $217.2 million at October 31, 2006. This increase is due primarily to the increase in net earnings ($52.0 million), the change in future income taxes ($65.6 million) offset by the net change in operating accounts ($103.5 million). Cash provided by or used for operations can vary from year to year depending on the mix of contract types, contract terms, and their stage of completion.

Included in cash and cash equivalents is $70 million (2006 – $69 million) pledged in favor of a bank for the Company’s US dollar denominated bank loans. These bank loans (2007 – $202 million; 2006 – $134 million) are used exclusively to minimize changes in the value of the United States operations as a result of currency exchange fluctuations, are renewed every 30 to 365 days and are covered by a syndicated credit facility. Interest on these loans is designed to vary with the bank’s United States’ prime rate plus 0.50% or the London Interbank Offering Rate plus 0.33% at the Company’s option. During 2007 the Company increased its borrowings under these credit facilities by $68 million to reflect the increase in net assets of the operations in the United States.

Short-term deposits increased $67.3 million to $211.1 million in 2007 from $143.8 million in 2006. Included in short-term deposits is $133 million (2006 – $72) pledged in favor of a bank for the Company’s US dollar denominated bank loans.

The fair value of marketable securities held by the Company increased in 2007 and 2006 by $45.6 million and $6.7 million, respectively. The 2007 increase was due primarily to an additional investment in marketable securities of $35 million. The remainder of the increase for 2007 and the entire increase in 2006 was due to net realized and unrealized gains.

Cash flow used by investing activities, net of short-term deposit and marketable securities activities, was $63.1 million and $37.8 million in 2007 and 2006 respectively. The major use of cash flow is the purchase of property, plant and equipment. Cash flow used to acquire property, plant and equipment in 2007 increased to $62.0 million from $52.0 million in 2006. This increase in property, plant and equipment was necessitated by the increase in contract revenues the Company has experienced in the past two years.

Cash flow of $18.0 million was used for financing activities in 2007 versus $2.1 million in 2006. The Company increased its bank loans by $68 million in 2007 and $27 million in 2006. Net issuance of share capital provided cash of $60.4 and $47.4 in 2007 and 2006 respectively offset by the payment of dividends of $161.7 million in 2007 and $75.7 million in 2006. These amounts are determined by the Board of Directors and are paid in February of each year.

Liquidity

The Company has access to lines of credit in the amount of $341 million, in addition to the U.S. dollar denominated bank loans see “Financial Condition” section above. At October 31, 2007 the Company has utilized $73 million (2006 – $67 million) of these lines of credit, all in the form of letters of credit. Working capital as at October 31, 2007 is $312 million which represents an increase of $15 million over 2006’s working capital of $297 million.

Issuance of share capital provides a significant source of cash for the Company. Shares are normally offered to eligible salaried employees in March or April of each year. The Company repurchased all shares of employees terminated in the year and while there is no obligation to do so, generally repurchases shares of active employees at the employee’s request. As mentioned above, cash proceeds from issuance of share capital less repurchases was $60.4 million and $47.4 million in 2007 and 2006 respectively.

The Company has no material binding purchase commitments and requires cash only to meet its needs in the normal course of business. The Company believes that its current financial condition combined with funds generated from operations will be sufficient to finance cash requirements in the foreseeable future.

C.	Research and Development, Patents and Licenses

PCL generally is not involved in the development or use of ideas tied to patents or licensing agreements. While we continually strive to improve productivity and to reduce costs by developing new techniques or new applications for existing practices, such innovations usually are not patentable, having been in the “public domain” and thus are not the property of PCL. Furthermore, PCL believes that, in general, obtaining, commercializing and enforcing a patent with respect to a construction process would be prohibitively time consuming and expensive.

In 2007, PCL received a Notice of Publication of Application from the United States Patent and Trademark Office in relation to PCL’s patent application for an invention entitled “Diffuser plate for boiler burner feed assembly” (publication no. US-2007-0224556-A1). This invention relates to a modified burner assembly for use in the context of a fuel gas-fired boiler, such as a boiler used in an oilfield operation for generating steam, with the objective to reduce environmentally undesirable NOx emissions in flue gases leaving the boiler burner. In 2006, PCL received a Filing Certificate from the Canadian Intellectual Property Office in relation to this invention (application no. 2,538,875).

From time to time the Company may work with a developer using its unique patents, but as a general matter, the Company will not assume contract risks tied to process performance. Alternatively, any process risks assumed must be clearly defined and quantified. Either an appropriate contingency will be established or insurance will be purchased to address such risks.

D.	Trends and Uncertainties

Management believes that the Company is well positioned for the foreseeable future. In 2007, the Company experienced record new work attainment of $7.1 billion (2006 – $5.5 billion), and at the end of 2007, the Company had a record backlog (which is anticipated revenue from uncompleted contracts) of $7.2 billion (2006 – $5.6 billion). These achievements provided a strong starting point for 2008 and beyond.

The Company continues to benefit from large bonding capacity enabling it to bid on work not accessible to many smaller construction firms. This will continue to be a strong driver in the Company’s growth and its ability to compete. Bonding of contractor performance and payment obligations is a standard practice with construction owners and their lenders, who are contracting on a fixed price basis, to ensure that there is sufficient capital available for the contractor to fulfill its obligations. PCL’s backlog of work varies significantly depending on the economic cycles and the mix of fixed price contracts versus reimbursable contracts PCL obtains. Our equity, working capital and operating track record have enabled us to secure bonding capacity to operate with a total backlog of work exceeding $7.6 billion.

The Company continues to see a trend towards Public-Private Partnerships (defined by The Canadian Council for Public-Private Partnerships as “a cooperative venture between the public and private sectors, built on the expertise of each partner, that best meets clearly defined public needs through the appropriate allocation of resources, risks and rewards”) where PCL has participated as a design build contractor and has been successful in this evolving market already securing projects worth approximately $1.4 billion.

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

For the Company’s joint venture activity it is contingently liable at October 31, 2007 for $27.2 million (2006 – $20.9 million) for the other joint venture participants’ share of liabilities, net of security by way of letters of credit and cross-company guarantees, should the other joint venture participants not be able to satisfy them.

Management believes that the contingent joint venture liabilities will not have a materially adverse effect on the Company’s financial position, results of operations, or liquidity.

F.	Contractual Obligations

(thousands of dollars)	Payment due by period
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5years	More than 5 years
Operating bank loans	$9	$9	$—	$—	$—
Interest commitments on operating bank loans(2)	—	—	—	—	—
Bank loans	202,166	202,166	—	—	—
Interest commitments on bank loans(3)	10,135	10,135	—	—	—
Operating Lease Obligations	33,190	5,838	11,230	8,827	7,295
Employer contributions to defined benefit pension plan(4)	—	—	—	—	—
Purchase commitments(5)	—	—	—	—	—

Total	$245,500	$218,148	$11,230	$8,827	$7,295

Notes:

(1)	The table above does not include contracts with subcontractors and suppliers because, in the event of termination of the prime contract for convenience by the owner, the Company generally has the right to cancel its subcontracts and purchase orders in relation to that prime contract by paying costs or damages of the subcontractor or supplier resulting directly from the termination of the subcontract or purchase order or by paying such amounts as the Company recovers from the owner.

(2)	Interest rates on all operating bank loans are fixed.

(3)	Interest rates on the bank loans vary with the bank’s U.S. prime rate plus 0.50% or the London Interbank Offering Rate (LIBOR) plus 0.33% at the Company’s option. The Company has chosen the LIBOR rate plus 0.33% on all bank loans. The Company has assumed that the LIBOR rate will be at an average of 4.63% over the remaining terms of the loans, and has prepared its estimate of interest commitments for these loans on this basis.

(4)	The Company’s best estimate of contributions to be paid to the defined benefit pension plan during the year ending October 31, 2008 is $0. The Company is unable to estimate what its contributions will be under the plan in years subsequent to October 31, 2008, and therefore has not included any contributions related to the plan for these years in the table above.

(5)	The Company has no material purchase commitments for capital expenditures, either individually or in aggregate, subsequent to October 31, 2007.

The bank loans noted above represent U.S. dollar denominated bank loans used exclusively to minimize changes in the value of the United States operations as a result of currency exchange fluctuations and are renewed every 30 to 365 days. Short-term deposits are held by the Company which offset these loans and are hypothecated in favor of the bank.

G.	Forward Looking Statements

The information in this Annual Report on Form 20-F, including this Item 5, may contain "forward-looking statements". All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that the Company plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•	the Company’s future financial condition or results of operations and future revenues and expenses;

•	the Company’s future gross profit and net profit margins;

•	the Company's business strategy and other plans and objectives for future operations; and

•	fluctuations in the demand for the Company's services.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, many of which are beyond the Company's control. These risks include, but are not limited to, economic conditions, currency fluctuations, inflation, regulatory changes and the other risks described under “Information Regarding Forward Looking Statements” and “Item 3 – Risk Factors”.

Should one or more of the risks or uncertainties described above or elsewhere in this Annual Report on Form 20-F occur, or should underlying assumptions prove incorrect, the Company's actual results and plans could differ materially from those expressed in any forward-looking statements.

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

It is the Company’s experience, however, in aggregate, the overall gross profit is not materially different than what is forecasted.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors of PCL Employees Holdings Ltd.

The following table sets forth the names and biographical information concerning our directors.

Name, Age, Place of Residence and Biographical Information	Principal Occupation	Director Since

Joseph D. Thompson – 74
Edmonton, Alberta, Canada

Joined Poole Construction Limited (a predecessor to PCL) in 1967. During his 40+ years with PCL and its predecessor, he has progressively held positions such as chief engineer, district manager, regional manager, president and chief executive officer and chairman, before assuming his present position in 1997 as Chairman of the Board of PCL Employees Holdings Ltd., chairman of PCL Employees Holdings Ltd. - Human Resource, Compensation and Nominating Committee and a member of the PCL Employees Holdings Ltd. Audit Committee. Mr. Thompson also currently serves as board member of Eleven Engineering Inc., a fabless semiconductor company specializing in wireless baseband processors and digital wireless audio modules; and two registered charities, the United Way of Alberta Capital Region, and Royal Alexandra Hospital Foundation.

	Private Investor, Chairman of the Board PCL Employees Holdings Ltd., and Chairman of the Board of PCL Construction Group Inc.	1984

Ross A. Grieve – 60
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

	President and Chief Executive Officer, PCL Employees Holdings Ltd. and PCL Construction Group Inc., Director, PCL Employees Holdings Ltd.	1991

Garnet K. Wells – 67 Chestermere, Alberta, Canada Joined the PCL family of companies in 1986 as chief financial officer. He retired in 2001 but remains a director of PCL Employees Holdings Ltd. and a member of the PCL Employees Holdings Ltd. Audit Committee and PCL Employees Holdings Ltd. - Human Resource, Compensation and Nominating Committee. Mr. Wells also currently serves as vice-chairman of the board of Conematic Heating Systems Inc., a heating systems manufacturing company.	Private Investor, Director, PCL Employees Holdings Ltd. and Director, PCL Construction Group Inc.	1987

Name, Age, Place of Residence and Biographical Information	Principal Occupation	Director Since
Henry R. Gillespie – 74 Edmonton, Alberta, Canada Joined Poole Construction Limited (predecessor to PCL) in 1969 as secretary/treasurer. In 1977, he became vice president finance and administration and subsequently senior vice president and chief financial officer, a position he held until he retired in 1984. Mr. Gillespie is a director of PCL Employees Holdings Ltd., chairman of the PCL Employees Holdings Ltd. Audit Committee and a member of PCL Employees Holdings Ltd. - Human Resource, Compensation and Nominating Committee.	Private Investor. Director, PCL Employees Holdings Ltd., Director, PCL Construction Holdings. Ltd. and Director, PCL Construction Group Inc.	1977

Senior Management

The key executive officers of PCL Employees Holdings Ltd. and its principal subsidiary companies are as follows:

Name	Title	PCL Company	Years with Company
Peter E. Beaupré – 57 Denver, Colorado, USA Joined the PCL family of companies in 1980 as a project manager. During his 27 years with PCL he has held many positions including district manager, regional vice president and president of several divisions before assuming his current position as president in 1998 and chief operating officer in 2001 of PCL Construction Enterprises, Inc. He is responsible for all U.S. operations.	President and Chief Operating Officer	PCL Construction Enterprises, Inc.	27

Alan L. Bodie – 60 Edmonton, Alberta, Canada Joined the PCL family of companies in 1985 after completing a Bachelor of Science in Mechanical Engineering and significant management experience in road building and heavy construction sectors. He was responsible for PCL’s heavy industrial operations until 2002. His current role includes asset management, acquisitions, and various strategic initiatives.	President, Strategic Initiatives	PCL Constructors Inc.	20

Paul G. Douglas – 53 Edmonton, Alberta, Canada Joined PCL in 1985. He is president and chief operating officer of PCL Constructors Inc., overseeing operations and administration of all Canadian building districts. He is responsible for operations support; professional development; human resources; information systems; health, safety and the environment; labour relations; and corporate services for all of the PCL companies.	President and Chief Operating Officer Canadian Buildings	PCL Constructors Inc.	22

Name	Title	PCL Company	Years with Company
Ross A. Grieve – 60 Edmonton, Alberta, Canada Joined Poole Construction Limited (a predecessor to PCL) in 1969 in his hometown of Winnipeg, after completing a Bachelor of Science in Civil Engineering from the University of Manitoba. Since that time, he has worked in positions of increasing responsibility throughout the PCL family of companies before assuming his present position as president and chief executive officer in 1997 of PCL Employees Holdings Ltd.	President and Chief Executive Officer	PCL Employees Holdings Ltd. PCL Construction Group Inc.	38

Gordon D. Maron – 60
Edmonton, Alberta, Canada

Joined PCL in 1971 as a junior accountant and has held progressively more senior positions such as administration manager, controller, vice president finance and in 2001 he assumed the position of president and chief financial officer of PCL Construction Holdings Ltd. He is responsible for all financial and accounting aspects of the corporation including specific responsibility for treasury, taxation, legal and corporate secretary duties, and liaison and negotiation with insurance providers and bonding companies. He also ensures that the overall financial reporting, planning, control and analytical processes operate effectively at the district/subsidiary level.

	President and Chief Financial Officer Vice President, Secretary/Treasurer	PCL Construction Holdings Ltd. PCL Employees Holdings Ltd.	37

Robert M. Martz – 52 Denver, Colorado, USA Joined PCL in 1981as a field engineer and has held progressively more senior positions in the Company such as district manager, vice president and regional vice president before assuming his current position as regional vice president, Southwest USA. He is responsible for building operations in California, Arizona, and Nevada.	Regional Vice President, Southwest USA	PCL Construction Services, Inc.	26

Name	Title	PCL Company	Years with Company
R. Brad Nelson – 54 Toronto, Ontario, Canada Joined PCL in 1997 and is responsible for PCL’s building operations in Manitoba, Ontario, and Atlantic Canada. He has over 29 years of construction experience in Canada and the United States. Prior to joining PCL, he was executive vice president and chief operating officer responsible for North American operations for a large contractor.	President, Central and Eastern Canada	PCL Constructors Canada Inc.	10

Peter A. Stalenhoef – 54 Edmonton, Alberta, Canada Joined the PCL family of companies in 1987 as a senior estimator and has held progressively more senior positions such as chief estimator, operations manager, division manager, and president and chief operating officer responsible for all the industrial operating companies. He has over 30 years of heavy industrial construction experience with an emphasis in petrochemical, refinery, oil and gas, power, and pulp and paper projects.	President and Chief Operating Officer, Heavy Industrial Group	PCL Constructors Inc.	20

Douglas R. Stollery – 54 Edmonton, Alberta, Canada Joined the PCL family of companies in 2006 as general counsel. He practiced law with a private law firm in Edmonton, Alberta from 1977 to 2006. He is responsible for the legal affairs of the PCL family of companies and serves as corporate secretary for the PCL family of companies.	General Counsel	PCL Constructors Inc.	1

Alfred E. Troppmann – 58 Denver, Colorado, USA Joined PCL in 1973 as a project manager and has held progressively more senior positions such as district manager, vice president, and executive vice president before assuming his current position as president of PCL Construction Services, Inc. He is responsible for building operations in the United States	President	PCL Construction Services, Inc.	34

There are no family relationships among any of the directors and officers of the Company listed above.

B.	Compensation

Total compensation paid to the Company’s directors and senior management for the fiscal year ended October 31, 2007 was $34,803,922. This amount does not include dividends paid to the directors and senior management in respect of common shares. Directors and senior management share ratably in all dividends with other employee-shareholders.

As a Canadian company which is not a reporting issuer under the securities legislation of any jurisdiction in Canada, the Company is not required to publicly disclose individual compensation information either as a requirement under governing statute (the Business Corporations Act (Alberta)) or under any securities legislation. PCL does not publicly disclose individual compensation information in Canada.

The chief executive officer and vice president, secretary/treasurer of the Company receive a non-discretionary bonus that is a fixed percentage of the overall operating results for the Company. The three chief operating officers receive a non-discretionary bonus that is a fixed percentage of operating results of the units of the Company over which they have charge. Other members of senior management described above participate in a discretionary bonus program under which they share in a bonus pool based on operating results, as approved by the Board of Directors of the Company and as individually set by the chief executive officer and senior management.

The total amount paid by the Company to the defined contribution pension plan of our senior management for the fiscal year ended October 31, 2007 was $166,962. The Company has not set aside or accrued any other amount to provide pension, retirement or similar benefits for senior management or directors.

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

The Company’s Amended Articles of Continuance provide that the board of directors will consist of between one (1) and twelve (12) directors. There are currently four (4) directors each of whom holds office until the Company’s next annual meeting of the shareholders and until his successor has been elected. Officers of the Company serve at the discretion of the board of directors.

Directors are compensated by cash payments and participation in the share purchase plans. Directors do not serve as such under any written or unwritten agreements. Directors who are also employees serve under unwritten employment agreements.

Audit Committee

The audit committee has a formal mandate and consists of at least three members of the Board. The current members of the Company’s audit committee are Joseph D. Thompson, Garnet K. Wells and Henry R. Gillespie.

All of the members of the Committee are persons who are independent of management and are free from any business or other relationships that could, or could reasonably be perceived to, materially interfere with their abilities to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

The members of the audit committee are appointed annually upon recommendation by the Chairman of the Board and approval by the Board. The Board appoints a Chairman of the audit committee. Each member of the Committee is financially literate or must become financially literate within a reasonable period of time after appointment to the audit committee. At least one member of the audit committee must be a “financial expert” as defined by applicable Securities and Exchange Commission rules.

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

•

recommends to the Board the remuneration to be paid to the Company’s independent auditor, provided that the Chairman of the Committee is authorized to approve remuneration of up to $50,000 per fiscal year, or such other amount as may be authorized by the Board of Directors, to be paid to the Company’s independent auditor for non-audit services

•	if determined to be appropriate by the audit committee, recommends to the Board the replacement of the Company’s independent auditor;

•	in connection with recommending to the Board the firm to be retained or removed as the Company’s independent auditor:

•	evaluates the performance of the firm’s independent auditor; and

•	reviews the information provided by management and the independent auditor relating to the independence of such firm;

•	reviews, with the independent auditor, its plans, and overall scope of its annual audit and other examinations;

•	pre-approves all auditing services to be provided by the independent auditor;

•	pre-approves all non-audit services to be provided by the independent audit, except as provided in the de minimus exception of the Sarbanes-Oxley Act of 2002;

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

•	reviews, with the appropriate officers of the Company or subsidiaries of the Company:

•	the quality and adequacy of the Company’s accounting policies, financial controls and systems; and

•	the quality and adequacy of management’s disclosure of information to the independent auditor.

•	reviews, with the appropriate officers of the Company, the Company’s policies and compliance procedures with respect to proper business practices.

•	reviews, with the appropriate officers of the Company, the Company’s proposed Securities and Exchange Commission Form 20-F filings and recommends approval to the board of directors.

•

reviews, with the appropriate officers of the Company, the Company’s proposed formal filings as required by the Sarbanes-Oxley Act of 2002, including compliance with the provisions of Section 404, and recommends approval to the Board of Directors.

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

•

reviews, with the Company’s management, its calculation of the Adjusted Consolidated Book Value of all Common Shares of the Company and recommends to the Board of Directors the amount to be determined as the Adjusted Consolidated Book Value of all Common Shares in accordance with the Unanimous Shareholder Agreement.

•

requires that the Company’s management disclose to the Committee the existence of any improper or illegal conduct of which management is aware and periodically review with the Company’s management the steps being taken to avoid, disclose and correct such conduct.

In addition, the Company’s Ethical Conduct Compliance Committee (“ECCC”) reports to the audit committee. Further information on the ECCC, PCL’s Ethics Policies, and PCL’s Ethical Conduct Compliance Program are described below. In this regard, the audit committee:

•	reviews the ethics policies developed by the ECCC and recommends adoption of those policies by the Board of Directors.

•	establishes the frequency of and nature of reporting by the ECCC to the audit committee, which shall be at least annually.

•	receives from the ECCC:

•	reports of the activities of the ECCC;

•	reports of the results of the audits respecting compliance with Ethics Policies;

•	reports of unethical conduct, investigations of those reports and disciplinary action taken in respect of those reports;

•	recommendations to improve compliance with ethics policies to better facilitate achievement of the objectives of the Ethical Conduct Compliance Program; and

•	such other reports as may be required by the Ethical Conduct Compliance Program or the audit committee.

•	periodically reviews with the ECCC the steps being taken to avoid, disclose and correct unethical conduct.

The audit committee is responsible for the resolution of disagreements between the Company’s management and the Company’s independent auditor regarding financial reporting.

The audit committee reviews the impact of any new pronouncements issued by recognized organizations, agencies or other bodies that could have an effect upon the Company’s financial statements and financial reporting.

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

The independent auditor is entitled to receive notice of every meeting of the audit committee and, at the expense of the Company, to attend and be heard at the meeting. If so requested by a member of the Committee, the independent auditor attends any or every meeting of the Committee held during the term of the independent auditor.

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

The audit committee requires the Company’s management, the independent auditor and the ECCC to provide the audit committee with the necessary information as required by the audit committee to fulfill its responsibilities.

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

Ethical Conduct Compliance Committee

The Company’s Ethical Conduct Compliance Committee (“ECCC”) has a formal mandate and consists of certain PCL senior management. The current members of the ECCC are Ross A. Grieve, Paul G. Douglas, Peter E. Beaupré, Peter A. Stalenhoef, Alan L. Bodie, Gordon D. Maron, and Douglas R. Stollery. The ECCC reports to the audit committee.

The ECCC has the primary responsibility to develop procedures to implement the Company’s Ethical Conduct Compliance Program (the “Program”), to oversee the implementation of those procedures, to monitor compliance with those procedures and to develop and oversee the implementation of further procedures to better achieve the objectives of the Program.

The objectives of the Program are to ensure that:

•	PCL conducts its business affairs at all times and in all circumstances in accordance with all applicable laws and regulations and generally accepted ethical business practice; and

•

all PCL Personnel, including every person who is an employee, officer or director of PCL and every agent, consultant and contract worker engaged by PCL, conduct themselves at all times and in all circumstances in accordance with all applicable laws and regulations and generally accepted ethical business practice when they are acting on behalf of PCL.

The ECCC develops Ethics Policies, which consist of the Company’s Code of Conduct and related policies, and recommends adoption of the ethics policies by the Board. The ECCC also develops revisions to the Ethics Policies from time to time to better achieve the object of the Program and recommends adoption of such revisions by the Board.

In addition, the ECCC:

•

oversees the development and implementation of appropriate periodic training programs for all appropriate PCL Personnel, designed to facilitate understanding of the Ethics Policies, as well as the applicable laws and regulations with which PCL must comply;

•	implements procedures to ensure that all appropriate PCL Personnel acknowledge in writing that they have received and read the Ethics Policies and will comply with their requirements;

•

oversees the development and implementation of appropriate specialized training programs for PCL Personnel engaged in entering into or administering contracts with the government of the United States or its agencies;

•	oversees the maintenance of records of the scope and nature of all training sessions, attendance at such training sessions and acknowledgment forms;

•

periodically (at least annually) initiates an audit program designed to determine and measure compliance with the Ethics Policies by PCL Personnel and PCL’s consolidated subsidiaries and the steps being undertaken by each PCL consolidated subsidiaries to better ensure compliance with the Ethics Policies;

•

receives reports from Enforcement Personnel (being those persons designated in PCL’s Code of Conduct to be responsible for determining the process for investigation, resolution and/or disciplinary action in respect of a complaint respecting unethical conduct) of complaints of unethical conduct by PCL Personnel and PCL’s consolidated subsidiaries. The ECCC oversees, monitors and, where appropriate, assists the Enforcement Personnel in investigating reports of suspected unethical conduct, determines whether unethical conduct has occurred and, in circumstances where unethical conduct has been found to occur, undertakes disciplinary action;

•	prepares for the audit committee:

•	reports of the activities of the ECCC;

•	reports of the results of the audits respecting compliance with Ethics Policies;

•	reports of unethical conduct, investigations of those reports and disciplinary action taken in respect of those reports;

•	recommendations to improve compliance with ethics policies to better facilitate achievement of the objectives of the Ethical Conduct Compliance Program; and

•	such other reports as may be required by the Ethical Conduct Compliance Program or the audit committee;

•

determines, on a case by case basis, those instances when it is appropriate for PCL to voluntarily report conduct which violates the Ethics Policies or the Program to appropriate governmental officials and the manner and means by which to carry out such reporting;

•	implements measures as it may determine appropriate from time to time to create, support and maintain an ethical work environment for all PCL Personnel;

•	designates appropriate PCL Personnel to assist in administering the Program;

•	establishes and maintains appropriate systems and internal controls to implement the Ethics Policies and the Program;

•	retains external counsel, auditors, consultants or other persons as may be necessary to implement the Program.

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

•	determines succession of senior officers;

•	recommends candidates for election to the board of directors;

•	recommends candidates for the board committees;

•	recommends compensation levels for the members of the board of directors;

•	sets the long-term bonus pool for payment to employees of subsidiaries of the Company and non-employee directors of the Company;

•	authorizes the payment of a long-term bonus to non-employee directors of the Company;

•	recommends to subsidiaries of the Company the payment of a long-term bonus to their employees.

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

The committee requires the Company’s management to provide the committee with the necessary information to fulfill its responsibilities.

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

Investment Committee

The members of the Investment Committee are Joseph D. Thompson, Ross A. Grieve, and Gordon D. Maron. The committee has a formal mandate under which it functions. The committee is made up of the Chairman, the chief executive officer and the vice president secretary/treasurer.

The Committee recommends investment objectives and criteria to the Board. The Board approves the investment objectives and criteria and the aggregate amount of funds to be placed in each investment category.

The committee is responsible for obtaining investment advice, authorizing investments, monitoring performance, and reports to the board on a quarterly basis.

D.	Employees

The following chart lists the average number of salaried and hourly (unionized and non-unionized) employees by location for each of the last three fiscal years:

Average Number of Employees	2007	2006	2005
Salaried Staff
Canada	1,841	1,420	1,282
United States	1,296	917	780
Bahamas	8	49	43

Hourly Trades
Canada
Unionized	2,514	1,968	2,047
Non-Unionized	101	99	51

United States
Unionized	616	627	669
Non-Unionized	1,783	1,683	992

Note: Based on count as of December 2007.

All hourly trades are temporary employees. PCL maintains good relations with the various unions for which we have collective bargaining agreements.

E.	Share Ownership

The following table presents information regarding the ownership of certain classes of shares by our directors and executive officers as of December 31, 2007.

Name	Title	PCL Company	Number & Share Class		Percentage of Class	Percentage of Total Voting Shares
Peter E. Beaupré (1)	President and Chief Operating Officer	PCL Construction Enterprises, Inc.	400	Class 1	* Class 1	7%
			18,750	Class 2	* Class 2
			251,400	Class 3	13% Class 3
			139,550	Class 4	4% Class 4

Alan L. Bodie (2)	President, Strategic Initiatives	PCL Constructors Inc.	400	Class 2	* Class 2	5%
			252,000	Class 4	7% Class 4

Paul G. Douglas (3)	President and Chief Operating Officer	PCL Constructors Inc.	10,400	Class 2	* Class 2	7%
			379,950	Class 4	11% Class 4

Henry R. Gillespie (4)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1% Class 4	1%

Ross A. Grieve (5)	Director	PCL Employees Holdings Ltd.	194,400	Class 2	2% Class 2	10%
	President & Chief Executive Officer	PCL Construction Group Inc.	556,000	Class 4	15% Class 4

Gordon D. Maron	President and Chief Financial Officer	PCL Construction Holdings Ltd.	51,400	Class 2	1% Class 2	5%
	Vice President, Secretary/Treasurer	PCL Employees Holdings Ltd.	265,070	Class 4	7% Class 4

Robert M. Martz (6)	Regional Vice President, Southwest USA	PCL Construction Services, Inc.	22,500	Class 2	* Class 2	3%
			140,660	Class 4	4% Class 4

R. Brad Nelson	President, Central and Eastern Canada	PCL Constructors Canada Inc.	400	Class 2	* Class 2	5%
			276,910	Class 4	8% Class 4

Peter A. Stalenhoef (7)	President, Heavy Industrial Group	PCL Constructors Inc.	18,000	Class 2	* Class 2	5%
			255,780	Class 4	7% Class 4

Douglas R. Stollery	General Counsel	PCL Constructors Inc.	100	Class 2	* Class 2	1%
			83,000	Class 4	2% Class 4

Joseph D. Thompson (8)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1% Class 4	1%

Al E. Troppmann	President	PCL Construction Services, Inc.	40,400	Class 1	1% Class 1	5%
			252,500	Class 3	13% Class 3

Garnet K. Wells (9)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1% Class 4	1%

Notes:

*	Less than 1%.

(1)	Includes 251,800 shares held of record by Mr. Peter E. Beaupré and 158,300 shares held of record by Casalingo Productions Inc., a company beneficially owned by Mr. Peter E. Beaupré.

(2)	Includes 10,400 shares held of record by Mr. Alan L. Bodie and 242,000 shares held of record by 635101 Alberta Ltd., a company beneficially owned by Mr. Alan L. Bodie.

(3)	Shareholder of record is Dougco Holdings Limited, a company beneficially owned by Mr. Paul G. Douglas.

(4)	Shareholder of record is Cabernet Investments Ltd., a company beneficially owned by Mr. Henry R. Gillespie.

(5)	Includes 230,200 shares held of record by Mr. Ross A. Grieve and 520,200 shares held of record by Kamandor Holdings Ltd., a company beneficially owned by Mr. Ross A. Grieve.

(6)	Shareholder of record is Pan BC Holdings, a company beneficially owned by Mr. Robert M. Martz.

(7)	Shareholder of record is 635098 Alberta Ltd., a company beneficially owned by Mr. Peter A. Stalenhoef.

(8)	Shareholder of record is Jonan Enterprises Ltd., a company beneficially owned by Mr. Joseph D. Thompson.

(9)	Shareholder of record is Garval Investments Inc., a company beneficially owned by Mr. Garnet K. Wells.

Employee Share Purchase Plans

Since its inception, PCL Employees Holdings Ltd. has been owned by employees and directors of PCL Employees Holdings Ltd. and its subsidiaries and affiliates (including Employee Corporations as described in the Unanimous Shareholder Agreement – see Item 10 – Additional Information – Unanimous Shareholder Agreement” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference). In order to provide new employees with an opportunity to participate in ownership and to provide continuing employees with an opportunity to increase their ownership, the Board of PCL Employees Holdings Ltd. has followed the practice of adopting annual employee share purchase plans pursuant to which shares are made available for purchase by employees. Participation in the plans is limited to salaried employees. Those plans are of two types: (i) “Universal Plans” under which shares are available to all salaried employees who have been employed by PCL for a specified period of time, subject to a maximum number of shares that may be purchased by a given employee each year and in the aggregate under all Universal Plans; and (ii) “Regular Plans” under which shares of stock are offered to salaried employees approved by the Board based on various criteria established by the Board annually, including position, performance and existing share ownership.

For 2007, the Board established the following Plans:

•	Universal 2007 Class 1 Non-Voting Employee Common Share Purchase Plan.

•	Universal 2007 Class 2 Non-Voting Employee Common Share Purchase Plan.

•	Universal 2007 Class 3 Voting Employee Common Share Purchase Plan.

•	Regular 2007 Class 1 Non-Voting Employee Common Share Purchase Plan.

•	Regular 2007 Class 2 Non-Voting Employee Common Share Purchase Plan.

•	Regular 2007 Class 3 Voting Employee Common Share Purchase Plan.

•	Regular 2007 Class 4 Voting Employee Common Share Purchase Plan.

The Class designations relate to whether the shares are non-voting (Classes 1 and 2) or voting (Classes 3 and 4) and whether the shares are offered to employees in the U.S. (Classes 1 and 3) or Canada (Classes 2 and 4). The Board determined in its sole discretion whether each employee will be offered voting or non-voting shares. Most of the shares offered under the Plans are non-voting.

Under the 2007 Universal Plans, salaried employees who have been continuously employed by PCL as of the date that the Plans were adopted were eligible to purchase up to 100 shares in multiples of 10 shares and subject to a minimum purchase of 50 shares. The maximum aggregate number of shares that an employee may purchase under Universal Plans in all years is 400. Once that maximum is reached, the employee is ineligible to purchase further shares under a Universal Plan. A total of 205,000 shares were available under the 2007 Universal Plans, consisting of 75,000 Class 1 shares, 110,000 Class 2 shares and 20,000 Class 3 shares.

Under the 2007 Regular Plans, a total of 4,150,000 shares were made available for purchase, consisting of 1,200,000 Class 1 shares, 2,000,000 Class 2 shares, 500,000 Class 3 shares and 450,000 Class 4 shares. Approximately 2,629 salaried employees were offered the opportunity to purchase shares under the 2007 Regular Plans.

The amount of the purchase price for shares purchased under Universal Plans is loaned to the shareholder by PCL Constructors Inc. in Canada and by PCL Construction Enterprises, Inc. in the United States (both of which are subsidiaries of the Company) and those loans are repaid by payroll deductions over a period of three years. The employee executes a promissory note for the purchase price, which becomes due upon termination of employment. In respect of the 2007 Universal Plans, the shareholder grants an option to the Company to repurchase the shares in the event of default by the shareholder under the promissory note and grants security to the lender in respect of the proceeds of sale under the option.

The purchase price for shares purchased under the Regular Plans is payable in full at the time of purchase in Canadian funds. Subject to normal credit approvals, a number of banks have historically been willing to finance the purchase of shares by PCL employees.

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

The Plans are not subject to any provisions of the Employee Retirement Income Security Act of 1974.

The foregoing description relates to the Company’s historical practice with respect to employee share purchase plans and to the Plans adopted for 2007. The Company is not required to make shares available to employees in any future year and, if it determines to do so, the terms on which such shares are offered may differ from those described above.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Names and share ownership of any holders of 5% or more of any class of voting shares of the Company as at December 31, 2007 are as follows:

Shareholder of Record	Share Class	Number of Shares	Percentage of Share Class
Ross A. Grieve(1)	Class 4 Voting Class 2 Non-Voting	556,000 194,400	15 2	% %

Paul G. Douglas(2)	Class 4 Voting Class 2 Non-Voting	379,950 10,400	11 *	%

Alan L. Bodie(3)	Class 4 Voting Class 2 Non-Voting	252,000 400	7 *	%

R. Brad Nelson	Class 4 Voting Class 2 Non-Voting	276,910 400	8 *	%

Gordon D. Maron	Class 4 Voting Class 2 Non-Voting	265,070 51,400	7 1	% %

Peter A. Stalenhoef (4)	Class 4 Voting Class 2 Non-Voting	255,780 18,000	7 *	%

Al E. Troppmann	Class 3 Voting Class 1 Non-Voting	252,500 40,400	13 1	% %

Peter E. Beaupré(5)	Class 4 Voting	139,550	4%
	Class 3 Voting	251,400	13%
	Class 2 Non-Voting	18,750	*
	Class 1 Non-Voting	400	*

Jerry Harder	Class 3 Voting Class 1 Non-Voting	121,800 52,400	6 1	% %

Fred Auch	Class 3 Voting Class 1 Non-Voting	130,150 24,700	7 *	%

Luis S. Ventoza	Class 3 Voting Class 1 Non-Voting	100,680 22,530	5 *	%

Notes:

*	Less than 1%.

(1)	Includes 230,200 shares held of record by Mr. Ross A. Grieve and 520,200 shares held of record by Kamandor Holdings Ltd., a company beneficially owned by Mr. Ross A. Grieve.

(2)	Shareholder of record is Dougco Holdings Limited, a company beneficially owned by Mr. Paul G. Douglas.

(3)	Includes 10,400 shares held of record by Mr. Alan L. Bodie and 242,000 shares held of record by 635101 Alberta Ltd., a company beneficially owned by Mr. Alan L. Bodie.

(4)	Shareholder of record is 635098 Alberta Ltd., a company beneficially owned by Mr. Peter A. Stalenhoef.

(5)	Includes 251,800 shares held of record by Mr. Peter E. Beaupré and 158,300 shares held of record by Casalingo Productions Inc., a company beneficially owned by Mr. Peter E. Beaupré.

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

As of December 31, 2007, the Company had 2,533 registered holders of its common shares, 1,023 of whom were residents of the United States, holding 100% of the Class 1 and Class 3 shares of the Corporation.

B.	Related Party Transactions

Loans to Management

November 1, 2006 – October 31, 2007

Name	Largest Amount Outstanding in Period	Amount Outstanding at October 31, 2007	Nature of Loan	Interest Rate
Robert M. Martz	$200,000	$—	House	Nil

The loan to Robert M. Martz was repaid in full on January 5, 2007.

See also “Item 10 – Additional Information – Unanimous Shareholders Agreement” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference) for a discussion of an agreement among the Company and all of its shareholders.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See our audited consolidated financial statements attached hereto.

Legal or Arbitration Proceedings

On August 5, 2005 PCL Civil Constructors, Inc. (“Civil”) commenced a civil action against a number of engineering firms, claiming negligence in design and peer review in respect of the superstructure design for the Ringling Causeway Bridge in Sarasota, Florida. Civil is seeking damages in excess of US$15,000,000. One of the engineering firms, Earth Tech, Inc., has filed a counterclaim against Civil for an unspecified amount, believed to be estimated by Earth Tech, Inc. at US$400,000. The parties have had settlement discussions during 2007. The matter is in the discovery stage and the Company is unable to determine the outcome of this litigation at this time. All costs associated with the project have been reflected in the operations of the Company. Recovery of claim proceeds, if any, will be reflected in the year that the claim is resolved.

On February 2, 2006, PCL Construction Services, Inc. (“Services”) commenced a civil action in the United States Court of Federal Claims arising out of a contract performed for the United States Bureau of Reclamation for the construction of a visitor’s center and parking structure at Hoover Dam, commencing in April, 1994. This matter includes a claim for US$2,400,000 for additional costs as a result of changes in the scope of the contract and US$19,700,000 relating to delays and disruptions by the government. The government recently filed a motion to dismiss this claim on the doctrine of res judicata. Arguments have been submitted in respect of this motion and the judge is deliberating on the matter. The Company is unable to determine the outcome of this litigation at this time. Should this claim be successful, it may have a significant positive impact on the Company’s financial position and profitability in the year that the claim is resolved.

On January 18, 2005, a Complaint was filed against PCL/Triad Joint Venture (the “Joint Venture”) and the City of Albuquerque by Shumate Constructors, Inc. (“Shumate”) seeking declaratory and injunctive relief in respect of the award to the Joint Venture of a contract for the construction of a water treatment plant in Albuquerque, New Mexico (the “Project”). PCL Civil Constructors, Inc. (“Civil”) is a member of the Joint Venture. Shumate was a competitive bidder for the award of the contract for the Project and alleged that Civil was not entitled to hold a resident contract preference certificate (the “Certificate”). Shumate’s claim for injunctive relief has been dismissed. Following the award of the contract, the Certificate was revoked and Shumate amended its Complaint to include a claim for damages in the amount of US$369,000 for bid preparation costs and US$13,923,000 for lost profits, alleging errors made intentionally and in bad faith in Civil’s application for the Certificate. On March 26, 2007, the matter was settled. Civil was required to contribute US$45,000 to Educate New Mexico, a local charity, as part of the settlement agreement.

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

On April 3, 2007, Teton Industrial Construction, Inc. (“Teton”) commenced a civil action against a project Client for an amount in excess of US$40,000,000 for damages attributed to inadequate design, design changes, work disruption, late delivered materials and substantial scope growth on a power plant project in Vineyard, Utah. The Client has filed a countersuit against Teton for an amount in excess of US$15,000,000 for liquidated and actual damages. These suits are in the preliminary stages, with discovery scheduled into 2009. The trial is currently set to begin in the fall of 2009. The parties, by court order, will participate in mediation in 2008 in an attempt to settle these suits. The Company is unable to assess the likelihood or amounts of any potential gain from the lawsuit or loss from the countersuit at this time. Recovery of claim proceeds, if any, will be reflected in the year the claim is resolved. No reserves have been established in connection with the countersuit. The Company will vigorously pursue and defend such claims and believes that the ultimate resolution of these claims will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

PCL Civil Constructors, Inc. (“Civil”) is seeking additional compensation of approximately $27,000,000 under a construction contract for costs incurred arising from the failure of certain bridge piers on a project being constructed by Civil in Tampa, Florida. The failure was caused by inadequate design and Civil was engaged by the project Owner to perform the required pier remediation. The Owner has filed a lawsuit against certain project designers for the damages caused by the design failures, including the required remediation efforts. On December 11, 2007 an amended complaint was filed by the Owner adding Civil as party to its lawsuit, seeking a declaration from the court of the amount owing by the Owner to Civil. The lawsuit is in its preliminary stages with discovery scheduled through 2008. The Company has accrued contract revenue to the extent that the contract price has been adjusted by change orders signed by the Owner and Owner directed changes, for which collection is probable. However, no amounts have been accrued for adjustments to the contract price where change orders have not been signed by the Owner or where Owner directed changes have not been received. The Company believes that the ultimate resolution of this matter will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

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

There have been no significant changes since the date of our annual financial statements, except for the declaration of dividends in January 2008 by the Company on its common shares in the amount of $8.60 per share to shareholders of record on January 31, 2008. The dividends, totaling an estimated $178.0 million, will be paid in February 2008.

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

The table below lists the price set by the Board of Directors for fiscal year 2008 and in each of the last five fiscal years. To the Company’s knowledge, shares have not been offered or sold except at the price determined by the board of directors. All price amounts are expressed in Canadian dollars and each of Classes 1, 2, 3 and 4 of the shares have the same price.

Fiscal Year Ended	Share Price
October 31, 2008	$23.50
October 31, 2007	$22.00
October 31, 2006	$20.75
October 31, 2005	$20.00
October 31, 2004	$19.00
October 31, 2003	$18.25

Prior Offerings of Common Shares

As described above under the heading “Item 6 – Directors, Senior Management and Employees – Share Ownership—Employee Share Purchase Plans,” PCL issues shares to its employees and directors in the United States and Canada pursuant to annual employee share purchase plans. The following table describes the shares issued to United States residents pursuant to these plans during the past three fiscal years:

Fiscal Year Ended October 31,	Date of Sale	Class and Number of Shares Sold	Aggregate Offering Price
2007	April 2007	Class 1 – 874,615 shares Class 3 – 308,785 shares	$ $	19,241,530 6,793,270

2006	May 2006	Class 1 – 574,720 shares Class 3 – 245,820 shares	$ $	11,925,440 5,100,765

2005	April 2005	Class 1 – 445,610 shares Class 3 – 194,261 shares	$ $	8,912,200 3,885,220

PCL believes that foregoing shares for the fiscal years ended October 31, 2005 were offered and sold pursuant to the exemption from registration under the Securities Act of 1933 provided by Securities and Exchange Commission Rule 701. The shares offered and sold subsequent to the fiscal year ended October 31, 2005 were pursuant to offerings registered with the Securities and Exchange Commission.

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

The aggregate offering price during any consecutive 12 month period did not exceed 15% of PCL’s total assets. PCL had total assets of $2,263,172,000 at October 31, 2007, $1,849,591,000 at October 31, 2006 and $1,483,754,000 at October 31, 2005. Every employee who was given the opportunity to purchase shares under the share purchase plans received an information package which described PCL, the plans, the restrictions on transfer of PCL’s shares, the risks associated with investment in securities sold pursuant to the plans, and audited financial statements. In addition, each employee received a letter explaining the number and Class of shares being offered to him or her and a copy of the plan under which those shares were offered.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum of Association and Articles of Association

See the exhibits to our registration on Form 20-F filed on May 18, 2005, and incorporated herein by reference.

C.	Material Contracts

PCL Employees Holdings Ltd. operates as a general contractor. In the last two years, all material contracts to which the Company is a party have been entered into as part of our ordinary course of business.

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

This summary is not exhaustive of all possible income tax consequences. Each holder should consult his, her or its own tax advisor with respect to the income tax consequences applicable to them in their own particular circumstances.

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

Dispositions

The Income Tax Act provides that a non-resident person is subject to tax in Canada on the disposition of "taxable Canadian property." Common shares of PCL meet the definition of "taxable Canadian property" in the Income Tax Act, and therefore would normally be subject to tax in Canada on eventual disposition. However, as PCL is not publicly traded there is no commercial market for the shares, and the company retains first right of refusal to repurchase shares, any repurchase of common shares by PCL results in a deemed dividend rather than a capital gain.

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

Section 116 of the Income Tax Act (Canada) requires any non-resident proposing to dispose of taxable Canadian property to send the Minister of National Revenue a notice setting out the details of the disposition and applying for a clearance certificate. Certificates will be issued once any Part 1 tax liability has been paid or acceptable security posted with the Minister.

As discussed above, the Common shares of PCL qualify as taxable Canadian property. As a result, all non-resident shareholders of PCL disposing of their shares must make an application to the Minister of National Revenue for a clearance certificate. In the absence of a clearance certificate, PCL is required to withhold 25% of the proceeds of the disposition net of any deemed dividend (as determined above).

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

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the Internal Revenue Service, we inform you that: (i) any tax advice contained in this document (including any attachment) is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding penalties that may be imposed on any taxpayer by the Internal Revenue Service; (ii) such advice was written in connection with the promotion or marketing of the matters addressed herein; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

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

Distributions on Our Common Shares

U.S. Holders receiving dividend distributions with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Note that PCL withholds 15% on dividends paid to US residents. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions (see more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation. Dividends paid in Canadian dollars will be included in income in a U.S. dollar amount based on the exchange rate at the time of their receipt. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received as a dividend which are converted into U.S. dollars on a date subsequent to receipt.

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

Disposition of Our Common Shares

A U.S. Holder will recognize a gain or loss upon the sale (i.e.: repurchase) of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares. Any gain recognized on the sale or other disposition of common shares will generally be U.S. source income. Any loss recognized on the sale or other disposition of common shares will generally be U.S. source. However, such loss will be foreign source to the extent certain dividends were received by the U.S. Holder within the 24-month period proceeding the date on which the loss was recognized. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S. $3,000; any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Internal Revenue Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the spot rate on the date of the sale or exchange.

As discussed above, the Canadian tax treatment of dispositions results in a 15% withholding tax on the portion deemed to be a dividend, and potentially a 25% withholding tax on the proceeds net of any deemed dividend in situations where a clearance certificate is not available. Such Canadian taxes withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability.

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

Other Considerations

In the following three circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares. We do not believe that we are either a “Foreign Personal Holding Company,” a “Controlled Foreign Corporation,” or a “Passive Foreign Investment Company” (“PFIC”).

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

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of our shares is owned, directly or indirectly, by U.S. shareholders, each of whom own 10% or more of our voting shares (“U.S. Shareholders”), we could be treated as a “controlled foreign corporation” (a “CFC”) under SubPart F of the Internal Revenue Code. If we were classified as a CFC and as a PFIC (defined below), CFC treatment would prevail with respect to U.S. Shareholders. CFC classification would affect many complex results including the required inclusion by such U. S. shareholders in income of their pro rata share: of “SubPart F Income” (as specially defined by the Internal Revenue Code) of PCL; and of our earnings invested in U.S. property. In addition, under Section 1248 of the Internal Revenue Code, gain from the sale or exchange of our common shares by a U.S. person who is or was a U.S. shareholder (as defined in the Internal Revenue Code) at any time during the five year period ending with the sale or exchange is generally treated as ordinary dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged. Because of the complexity of SubPart F, a more detailed review of these rules is outside of the scope of this discussion.

Passive Foreign Investment Company

If PCL is a "passive foreign investment company" or "PFIC" as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is "passive income", which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if PCL elects, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The rules applicable to a FPHC take priority over the rules applicable to a PFIC, so that amounts includable in gross income under the FPHC rules will not be taxable again under the PFIC rules. PCL does not believe that it will be a PFIC for the current fiscal year or for future years. Whether PCL is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of PCL's income and assets, including cash. U.S. Holders should be aware, however, that if PCL becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat PCL as a "qualified electing fund" for purposes of one of the two alternative tax regimes applicable to a PFIC. U.S. Holders or potential shareholders should consult their own tax advisor concerning the impact of these rules on their investment in PCL.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

The documents referred to herein may be examined at the Company’s offices at 5410 – 99 Street, Edmonton, Alberta, T6E 3P4, Canada during normal business hours.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk

The Company currently earns revenue and incurs expenses in United States dollars and Canadian dollars. Fluctuations in the Canadian dollar in relation to the U.S. dollar may have an adverse effect on our earnings as our consolidated financial statements are reported in Canadian dollars. The impact of a 10% strengthening, 5% strengthening, 5% weakening and a 10% weakening of the Canadian dollar in relation to the U.S. dollar compared to the fiscal year ended October 31, 2007 average U.S. dollar/Canadian dollar exchange rate of $1.0947 is as follows:

US$1=CAD$0.9852 10% strengthening	US$1=CAD$1.04 5% strengthening	US$1=CAD$1.0947 October 31, 2007	US$1=CAD$1.1494 5% weakening	US$1=CAD$1.2042 10% weakening
US$1,000	US$1,000	US$1,000	US$1,000	US$1,000
CAD$985	CAD$1,040	CAD$1,095	CAD$1,149	CAD$1,204

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

As at October 31, 2007, our management, including our president and vice president, secretary/treasurer, has evaluated the effectiveness of the design and operations of our disclosure controls and procedures in accordance with Rule 13a-15 under the Securities Exchange Act of 1934. Based upon and as of the date of the evaluation, our president and vice president, secretary/treasurer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported as and when required, and that it is accumulated and communicated to our management, including our president and vice president, secretary/treasurer, as appropriate to allow timely decisions regarding required disclosure. There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	RESERVED

A.	Audit Committee Financial Expert

Our board of directors has determined that Henry R. Gillespie is an audit committee financial expert, as that term is defined by Item 16A of Form 20-F and that Mr. Gillespie is independent, as that term is defined in the New York Stock Exchange listing standards.

B.	Code Of Ethics

PCL is committed to maintaining the highest standards of honesty, integrity and ethical conduct and has adopted our code of ethics to deter wrong doing and to promote:

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

Our code of ethics entitled “Code of Conduct” applies to our president and vice president, secretary/treasurer, among other members of management. A copy of the code of ethics has been filed with the Securities and Exchange Commission as an exhibit to this Annual Report on Form 20-F and may be accessed through the Commission’s EDGAR database by visiting www.sec.gov.

C.	Principal Accounting Fees And Services

PCL has appointed KPMG LLP to serve as external auditors.

Audit Fees

KPMG LLP billed PCL $861,489 in 2007 and $626,297 in 2006 for audit services. Audit fees were incurred for the audit of our annual financial statements, the audits of the annual financial statements of certain of our consolidated subsidiaries, and services provided in connection with regulatory filings.

Audit Related Fees

None.

Tax Fees

KPMG LLP billed PCL $190,410 in 2007 and $190,183 in 2006 for tax compliance, tax advice, and tax planning services.

All Other Fees

KPMG LLP billed PCL $nil in 2007 and $34,278 in 2006 for advisory services.

Audit Committee Pre-approval Policy

On August 29, 2005, the board of directors adopted a pre-approval policy for the services provided by our external auditors. According to the policy, which stipulates that the audit committee has complete authority on engagement and remuneration of our external auditors, the audit committee pre-approved the following categories of defined engagements for PCL and its consolidated subsidiaries as specified below:

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

In 2006, fees billed for advisory services represented 4.0% of total fees billed by KPMG LLP of $34,278. The pre-approval requirement for advisory services was waived in 2006 as the advisory services represented less than 5% of the total amount of revenues paid in each year by the Company to KPMG LLP. There were no fees billed for advisory services by KPMG LLP in 2007.

D.	Exemptions From The Listing Standards For Audit Committees

Not applicable.

E.	Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

The following table outlines the purchases of the Company’s Class 1 and Class 3 shares by the Company during each month of the fiscal year ended October 31, 2007:

	Class 1		Class 3
Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share
November 1, 2006 to November 30, 2006	3,170	$20.75	100	$20.75
December 1, 2006 to December 31, 2006	1,340	$20.75	0	$20.75
January 1, 2007 to January 31, 2007	2,790	$20.75	0	$20.75
February 1, 2007 to February 28, 2007	430	$20.75	0	$22.00
March 1, 2007 to March 31, 2007	30,030	$22.00	0	$22.00
April 1, 2007 to April 30, 2007	21,490	$22.00	0	$22.00
May 1, 2007 to May 31, 2007	3,020	$22.00	150	$20.75
June 1, 2007 to June 30, 2007	1,130	$22.00	0	$22.00
July 1, 2007 to July 31, 2007	0	$22.00	0	$22.00
August 1, 2007 to August 31, 2007	22,870	$22.00	1,140	$22.00
September 1, 2007 to September 30, 2007	3,480	$22.00	980	$22.00
October 1, 2007 to October 31, 2007	18,110	$22.00	1,090	$22.00
TOTAL	107,860	$21.91	3,460	$21.91

Note: The terms of the share repurchases by the Company, including the number of shares to be repurchased and the determination of the price to be paid upon repurchase, are determined in accordance with the Company’s Unanimous Shareholder Agreement, as described in “Item 10 – Additional Information – Unanimous Shareholder Agreement – Company Rights and Obligations to Repurchase Shares” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference). There were no shares purchased as part of publicly announced plans or programs, nor are there shares that may yet be purchased under any such plans or programs.

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

F-1 Report of Independent Registered Public Accounting Firm;

F-2 Consolidated Statements of Earnings and Retained Earnings;

F-3 Consolidated Balance Sheets;

F-4 Consolidated Statements of Cash Flows;

F-5 Consolidated Statements Comprehensive Income; and

F-6 Notes to Consolidated Financial Statements.

B.	Exhibits

1.1	Certificate of Amendment and Registration of Restated Articles dated March 3, 2006**

1.2	By-Laws of the Company*

2.1	Unanimous Shareholder Agreement dated effective May 1, 1988, as amended*

4.1	2007 Class 1 Regular Employee Stock Purchase Plan***

4.2	2007 Class 1 Universal Employee Stock Purchase Plan***

4.3	2007 Class 2 Regular Employee Stock Purchase Plan****

4.4	2007 Class 2 Universal Employee Stock Purchase Plan****

4.5	2007 Class 3 Regular Employee Stock Purchase Plan***

4.6	2007 Class 3 Universal Employee Stock Purchase Plan***

4.7	2007 Class 4 Regular Employee Stock Purchase Plan****

8.1	List of subsidiaries, including their jurisdiction of incorporation and names under which they do business****

11.1	Code of Conduct****

12.1	Section 13a-14(a)/15d-14(a) Certification of Principal Executive Officer****

12.2	Section 13a-14(a)/15d-14(a) Certification of Principal Financial Officer****

13.1	Section 1350 Certification of Principal Executive Officer and Principal Financial Officer****

*	Previously filed as an exhibit to our registration on Form 20-F filed on May 18, 2005, and incorporated herein by reference.

**	Previously filed as an exhibit to our annual report on Form 20-F filed on March 3, 2006, and incorporated herein be reference.

***	Previously filed as an exhibit to our registration on Form S-8 filed on March 23, 2007, and incorporated herein be reference.

****	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PCL EMPLOYEES HOLDINGS LTD.

By:	/s/ GORDON D. MARON
Gordon D. Maron
Vice President, Secretary/Treasurer

Date: January 25, 2008

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Directors of PCL Employees Holdings Ltd.

We have audited the accompanying consolidated balance sheets of PCL Employees Holdings Ltd. as of October 31, 2007 and 2006 and the consolidated statements of earnings and retained earnings, cash flows and comprehensive income for each of the years in the three-year period ended October 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PCL Employees Holdings Ltd. as of October 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2007 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 1(o) to the consolidated financial statements, the Company adopted new accounting pronouncements related to recognition and measurement of financial instruments and disclosure and presentation of comprehensive income in 2007.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 24 to the consolidated financial statements.

Chartered Accountants
Edmonton, Canada January 23, 2008

KPMG LLP, a Canadian limited liability partnership is the

Canadian member firm of KPMG International, a Swiss

cooperative.

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statements of Earnings and Retained Earnings

Years ended October 31

(In thousands of Canadian dollars, except share data)

	2007	2006	2005
Contract revenues	$5,065,349	$4,208,284	$3,295,489
Contract costs	(4,469,716)	(3,722,821)	(2,984,185)

Gross profit	595,633	485,463	311,304
Indirect and administrative expenses	(354,216)	(287,193)	(206,172)
Gain on disposal of property, plant and equipment	1,576	2,300	2,993

Operating profit	242,993	200,570	108,125
Other income - Note 16	70,273	31,756	17,525

Earnings before income taxes	313,266	232,326	125,650
Income taxes - Note 12(a)	(92,113)	(63,122)	(45,846)

Net earnings	221,153	169,204	79,804
Retained earnings at beginning of year	258,631	166,185	132,879

	479,784	335,389	212,683
Dividends	(161,664)	(75,736)	(42,716)
Premium on repurchase of share capital	(2,193)	(1,022)	(3,782)

Retained earnings at end of year	$315,927	$258,631	$166,185

Earnings per share (basic and diluted)	$11.47	$10.12	$5.31
Weighted average number of shares outstanding
(basic and diluted)	19,278,222	16,719,446	15,034,324

See Notes to Consolidated Financial Statements

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Balance Sheets

As at October 31

(In thousands of Canadian dollars)

	2007	2006
		(Restated - Note 1(o))
ASSETS
Current Assets
Cash and cash equivalents - Note 10	$588,898	$566,204
Short-term deposits - Notes 2 and 10	211,134	143,813
Accounts receivable - Note 3	970,500	817,033
Costs and estimated earnings in excess of billings - Note 4	85,018	48,229
Investment in limited liability companies and limited partnerships - Note 23	200	—
Loans receivable - Note 5	—	1,123
Income taxes recoverable	34,268	—
Future income taxes - Note 12(c)	42,232	42,204

	1,932,250	1,618,606
Investments in marketable securities - Note 20	91,593	46,014
Holdbacks receivable - Note 3	90,948	47,285
Intangible assets - Note 6	1,116	2,636
Property, plant and equipment - Note 7	140,669	121,385
Future income taxes - Note 12(c)	1,866	9,105
Accrued benefit asset - Note 19	4,730	4,560

	$2,263,172	$1,849,591

LIABILITIES
Current Liabilities
Accounts payable - Note 8	$762,272	$600,087
Accrued liabilities - Note 9	225,749	180,868
Unearned revenue - Note 4	383,030	327,281
Income taxes payable	—	60,891
Bank loans - Note 10	202,166	133,652
Operating bank loans - Note 11	9	32
Future income taxes - Note 12(c)	47,500	18,362

	1,620,726	1,321,173
Holdbacks payable - Note 8	57,236	34,477
Future income taxes - Note 12(c)	1,345	—

	1,679,307	1,355,650

SHAREHOLDERS’ EQUITY
Share capital - Note 13	336,881	274,259
Retained earnings	315,927	258,631
Accumulated other comprehensive loss - Note 14	(68,943)	(38,949)

	583,865	493,941
Commitments and contingencies - Notes 6, 15, 22 and 23
	$2,263,172	$1,849,591

See Notes to Consolidated Financial Statements

On behalf of the Board:

/s/ J.D. Thompson		/s/ H.R. Gillespie
J.D. Thompson	DIRECTOR	H.R. Gillespie	DIRECTOR

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statements of Cash Flows

Years ended October 31

(In thousands of Canadian dollars)

	2007	2006	2005
CASH PROVIDED BY (USED FOR):
OPERATIONS (Note 17):
Net earnings	$221,153	$169,204	$79,804
Items not involving cash:
Depreciation and amortization	35,510	28,403	21,729
Gain on disposal of property, plant and equipment	(1,576)	(2,300)	(2,993)
Gain on disposal of marketable securities	(2,841)	(3,164)	(1,870)
Future income taxes - Note 12(a)	31,235	(34,356)	(10,465)
Net change in operating accounts - Note 18	(44,135)	59,432	124,166

	239,346	217,219	210,371

INVESTING:
Investment in marketable securities	(64,126)	(16,384)	(29,235)
Proceeds on disposal of marketable securities	27,587	15,312	28,223
Decrease (increase) in short-term deposits, other than investments held in escrow	(58,473)	(97,622)	48,064
Decrease (increase) in investments held in escrow	(8,848)	355	(15,456)
Purchase of property, plant and equipment	(61,980)	(52,003)	(51,867)
Proceeds on disposal of property, plant and equipment	6,851	5,865	24,698
Decrease in loans receivable	1,123	58	37
Decrease (increase) in investment in limited liability companies and limited partnerships	(200)	7,945	(1,181)
Increase in intangible assets	—	(3)	(107)

	(158,066)	(136,477)	3,176

FINANCING:
Repayment of operating bank loans	(23)	(401)	(19,743)
Proceeds from bank loans	1,211,649	683,948	699,158
Repayments of bank loans	(1,128,351)	(657,322)	(703,031)
Issuance of share capital	68,747	53,621	39,724
Repurchase of share capital	(8,318)	(6,220)	(10,433)
Dividends paid	(161,664)	(75,736)	(42,716)

	(17,960)	(2,110)	(37,041)
Unrealized foreign exchange gain	(40,626)	(3,496)	(2,476)

Net increase in cash and cash equivalents	22,694	75,136	174,030
Cash and cash equivalents at beginning of year	566,204	491,068	317,038

Cash and cash equivalents at end of year	$588,898	$566,204	$491,068

See Notes to Consolidated Financial Statements

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statements of Comprehensive Income

Years ended October 31

(In thousands of Canadian dollars)

	2007	2006	2005
		(Restated - Note 1(o))	(Restated - Note 1(o))
Net earnings	$221,153	$169,204	$79,804
Other comprehensive loss - Note 14:
Gain on disposal of marketable securities	(2,841)	—	—
Unrealized gain on investment in marketable securities	2,803	—	—
Effect of exchange rate changes during the year	(34,874)	(6,721)	(3,885)

	186,241	162,483	75,919
Tax impact of reconciling items:
Tax on gain on disposal of marketable securities	664	—	—
Tax on unrealized gain on investment in marketable securities	(635)	—	—

	29	—	—

Comprehensive income	186,270	162,483	75,919

See Notes to Consolidated Financial Statements

F - 5

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Nature of Operations

The Company operates in the construction industry. The Company performs construction services in Canada, the United States and the Bahamas as a general contractor, on either a negotiated or competitive bid basis, as a construction manager, or as a design build service provider in the following construction markets: (a) commercial and institutional buildings, including construction of shopping centers, educational facilities, airports, light civil structures, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, senior s facilities, and office buildings; (b) construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, forestry projects and power plants; and (c) roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation. The Company’s customers are private and governmental entities.

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

For financial reporting purposes, revenue on lump-sum contracts is recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total cost. Revenue on cost plus and unit price contracts is recognized as work is performed. Under this method, the costs incurred and the related revenue are included in the consolidated statement of earnings and retained earnings as work progresses.

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

(d)	Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

(e)	Short-term Deposits

Short-term deposits are categorized as held-to-maturity financial instruments and are recorded at amortized cost.

(f)	Investments in Marketable Securities

Marketable securities are classified as available for sale financial instruments and are recorded at fair value. Changes in the fair value of these securities are recorded as other comprehensive income. Prior to the adoption of the new Canadian accounting pronouncements for financial instruments (note 1(o)) these securities were recorded at cost. When there was a loss in value of an investment that was other than a temporary decline, the investment was written down to recognize the loss.

(g)	Intangible Assets

Intangible assets representing primarily customer lists and relationships, employment contracts and workforce and non-competition arrangements are recorded at cost less accumulated amortization as outlined in Note 6. Intangible assets are being amortized on a straight-line basis over periods ranging from one to five years.

F - 6

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is recorded using the following methods and annual rates which are designed to depreciate the cost of the assets over their estimated useful lives:

Contractor’s moveable equipment	- 20% to 30% declining balance
Buildings - frame	- 10% declining balance
- brick	- 4% to 5% declining balance
Automobiles and trucks	- 30% declining balance
Computer hardware	- 30% to 45% declining balance
Leasehold improvements	- Straight-line over the terms of the leases which vary up to five years
Office furniture and fixtures	- 20% declining balance
Land improvements	- Straight-line over five years
Computer software	- 100% annually

(i)	Long-Lived Assets

Long-lived assets subject to depreciation are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable. If such events or change in circumstances exist, the carrying value of the assets are compared to estimated future cash flows expected to be generated over the remaining useful life of the asset. If the carrying values of these assets exceed the estimated future cash flows, impairments are recognized for the excess of the carrying value over the fair value of the assets.

(j)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of enactment or substantive enactment.

(k)	Translation of Foreign Currency

The monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at year-end exchange rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. All exchange gains or losses are recognized currently in earnings.

The Company’s foreign operations are translated using the current rate method, whereby assets and liabilities are translated at year-end exchange rates. Revenues and expenses are translated at the average rate of exchange over the fiscal period. The resulting unrealized exchange gains and losses are deferred and recorded as a component of accumulated other comprehensive loss.

(l)	Employee Future Benefits

The Company has a defined benefit pension plan covering certain salaried employees. The Company has adopted the following policies:

(i)	The cost of the accrued benefit obligations for pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages and other actuarial factors.

(ii)	For the purpose of calculating expected return on plan assets, those assets are valued at fair value.

(iii)	Past service costs from plan amendments are deferred and amortized on a straight-line basis over the average remaining service period of employees active at the date of the amendment.

F - 7

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Employee Future Benefits (continued)

(iv)	Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gains (losses) over 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans is 3 years (2005 - 4 years; 2004 - 4 years).

(v)	On November 1, 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company is amortizing the transitional pension asset on a straight-line basis over 6 years, which was the average remaining service period of the active employees expected to receive benefits under the pension benefit plan as of November 1, 2000.

(vi)	When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

The Company also has a Canadian and a United States defined contribution plan providing pension benefits for the remainder of its salaried employees. The cost of the defined contribution plan is recognized based on the contributions required to be made during each period. The Company has no obligations for employee non-pension future benefits.

(m)	Use of Estimates

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

The Company believes that an allowance for doubtful accounts is not required at October 31, 2007 or October 31, 2006. This belief is based on the credit worthiness of the Company’s customers and a prior history of minimal write-offs.

(n)	Variable-interest Entities

The Company consolidates variable-interest entities ( VIE ) when it is the primary beneficiary, as described in the Canadian Institute of Chartered Accountants ( CICA ) Accounting Guideline 15 Consolidation of Variable-Interest Entities and the CICA Emerging Issues Committee Abstract No. 157, “Implicit Variable Interests under AcG-15”.

(o)	Adoption of Canadian Accounting Pronouncements

Effective November 1, 2006 the Company adopted, prospectively, CICA Handbook Section 3855 Financial Instruments Recognition and Measurement , and Section 1530 Comprehensive Income :

Financial Instruments Recognition and Measurement (CICA Handbook Section 3855)

Section 3855 established standards for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives. The recommendations require that fair value be used to measure financial assets that are held for trading or available for sale, financial liabilities that are held for trading and all derivative financial instruments. Other financial assets such as loans and receivables and investments that are held to maturity and other financial liabilities are measured at amortized cost.

To adopt the change in policy, all financial instruments were classified under one of the above categories and re-measured accordingly. Cash and cash equivalents, short-term deposits, accounts receivable, holdbacks receivable, loans receivable, accounts payable, certain accrued liabilities, bank loans, operating bank loans and holdbacks payable continue to be recorded at amortized cost. Investments in marketable securities are classified as available for sale securities and are now recorded at fair value. In accordance with the transition requirements of Section 3855, the re-measurement from cost to fair value was recorded as an adjustment to opening accumulated other comprehensive income in 2007 as described more fully below without restatement of prior years. Changes in fair value of available for sale securities subsequent to November 1, 2006 are now recorded in other comprehensive income.

F - 8

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Adoption of Canadian Accounting Pronouncements (continued)

In accordance with Emerging Issues Committee Abstract No. 166, the Company adopted the policy to recognize transaction costs, for the acquisition of financial assets or to incur financial liabilities, in net earnings. There is no impact to retained earnings due to this policy adoption.

Comprehensive Income (CICA Handbook Section 1530)

CICA Handbook Section 1530 establishes standards for the recognition, measurement, disclosure and presentation of comprehensive income. Comprehensive income consists of net income and other comprehensive income. Other comprehensive loss includes changes arising from foreign exchange gains and losses on the translation of the financial statements of self sustaining subsidiaries that were previously recorded in the cumulative translation account and changes in the fair value of available-for-sale financial instruments.

To adopt this standard and follow disclosure recommendations, a separate statement entitled Consolidated Statements of Comprehensive Income is added after the statements of earnings and Accumulated other comprehensive loss is included as a separate component in the shareholders equity section of the Company s consolidated balance sheets.

On November 1, 2006, in accordance with transitional provisions, the net unrealized foreign currency translation losses on financial statements of self-sustaining foreign operations were reclassified from cumulative translation account to accumulated other comprehensive loss on a retrospective basis with the effect of exchange rate changes during each year now being reported as a component of other comprehensive loss.

The transitional amount of $4,889 relates to the initial recognition of the fair value of marketable securities, at the date of adoption, that are classified as available for sale of $6,367, net of the related income tax impact of $1,478.

(p)	Recent Canadian Accounting Pronouncements Not Yet Adopted

Effective November 1, 2007, the Company will be required to adopt two new CICA standards, Section 3862 Financial Instruments Disclosure and Section 3863 Financial Instruments Presentation which will replace Section 3861 Financial Instruments Disclosure and Presentation . The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements in Section 3861. The Company is assessing the impact of these standards on its consolidated financial statements.

In November 2006, the CICA issued new handbook Section 1535 Capital Disclosures effective for annual and interim periods beginning on or after October 1, 2007. This section will require companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. This new standard is not expected to have a material effect on the Company s consolidated financial statements.

Effective November 1, 2007, the Company will be required to adopt the new CICA handbook Section 1506, Accounting Changes . This section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, accounting estimates and the correction of errors. It includes the disclosure of a description and the impact on the Company s financial results of any new primary source of GAAP that has been issued but is not yet effective. This new standard is not expected to have a material effect on the Company s consolidated financial statements.

2.	SHORT-TERM DEPOSITS

Short-term deposits of $47,262 (2006 -$38,414) are held in escrow by a financial institution and are assigned to certain customers in lieu of holdback on contract accounts receivable. These deposits are typically released upon project completion.

3.	ACCOUNTS RECEIVABLE

	2007	2006
Trade accounts receivable	$715,832	$621,176
Holdbacks receivable within one year	254,668	195,857

	970,500	817,033
Holdbacks receivable beyond one year	90,948	47,285

	$1,061,448	$864,318

F - 9

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

4.	COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

	2007	2006
Costs incurred on uncompleted contracts	$8,220,917	$6,675,210
Estimated earnings	636,240	430,330

	8,857,157	7,105,540
Less billings to date	9,155,169	7,384,592

	$(298,012)	$(279,052)

Included in the accompanying consolidated balance sheets under the following captions:
Costs and estimated earnings in excess of billings	$85,018	$48,229
Unearned revenue	(383,030)	(327,281)

	$(298,012)	$(279,052)

5.	LOANS RECEIVABLE

	2007	2006
Loan receivable from an unrelated company, interest at prime plus 3% per annum, secured by a second mortgage on land owned by the unrelated company.	$—	$1,123

6.	INTANGIBLE ASSETS

(a)	The intangible assets balance consists of the following:

	2007	2006
Intangible assets at cost	$7,471	$8,149
Accumulated amortization	6,355	5,513

Net	$1,116	$2,636

Amortization expense in the amount of $1,393 (2006 - $1,785; 2005 - $1,787) has been included in indirect and administrative expenses in the consolidated statements of earnings and retained earnings.

(b)	On October 1, 2003, the Company acquired the assets and operations of Teton Industrial Group, Inc.’s industrial construction business in Atlanta, Georgia.

The Company may pay additional contingent consideration if the subsidiary’s earnings exceed certain annual amounts. This additional consideration period ends October 31, 2008 with a U.S. $3,000 aggregate maximum amount payable. No additional consideration was required for 2006 or 2007.

F - 10

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

7.	PROPERTY, PLANT AND EQUIPMENT

October 31, 2007	Cost	Accumulated Depreciation	Net Book Value
Contractor’s moveable equipment	$131,580	$79,793	$51,787
Buildings	46,939	13,639	33,300
Automobiles and trucks	21,309	11,052	10,257
Computer hardware	13,946	8,506	5,440
Leasehold improvements	22,076	9,788	12,288
Office furniture and fixtures	6,153	2,838	3,315
Land improvements	9,791	2,206	7,585
Computer software	6,010	5,549	461

	257,804	133,371	124,433
Land	16,236	—	16,236

	$274,040	$133,371	$140,669

October 31, 2006	Cost	Accumulated Depreciation	Net Book Value
Contractor’s moveable equipment	$116,928	$72,633	$44,295
Buildings	47,496	12,165	35,331
Automobiles and trucks	19,085	10,073	9,012
Computer hardware	12,796	7,469	5,327
Leasehold improvements	17,973	7,661	10,312
Office furniture and fixtures	4,881	2,247	2,634
Land improvements	3,044	1,816	1,228
Computer software	4,142	3,886	256

	226,345	117,950	108,395
Land	12,990	—	12,990

	$239,335	$117,950	$121,385

Depreciation expense in the amount of $34,117 (2006 - $26,618; 2005 - $19,942) has been included in indirect and administrative expenses in the consolidated statements of earnings and retained earnings.

8.	ACCOUNTS PAYABLE

	2007	2006
Trade accounts payable	$562,291	$434,147
Holdbacks payable within one year	199,981	165,940

	$762,272	$600,087
Holdbacks payable beyond one year	57,236	34,477

	$819,508	$634,564

9.	ACCRUED LIABILITIES

	2007	2006
Accrued payroll liabilities	$55,303	$44,799
Bonus provision	150,325	120,274
Other	20,121	15,795

	$225,749	$180,868

F - 11

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

10.	BANK LOANS

The U.S. $214,000 (2006 - U.S. $119,003) bank loans have maturity dates ranging from 30 to 365 days. Interest on these loans is designed to vary with the bank’s United States prime rate plus .50% or the London Interbank Offering Rate plus .33% at the Company’s option. Cash equivalents of $70,045 (2006 - $69,390) and short-term deposits of $132,546 (2006 - $71,795) are hypothecated in favour of the bank under the terms of the credit facilities. Interest expense of $11,101 (2006 - $6,268; 2005 - $3,609) is included in indirect and administrative expenses.

In addition to these bank loans, the Company has access to lines of credit in the amount of $340,989 (2006 - $129,985). As at October 31, 2007, the Company has utilized $73,025 (2006 - $66,985) of these lines of credit, all in the form of letters of credit.

At October 31, 2007, the Canadian dollar equivalent of these U.S. dollar denominated bank loans is $202,166 (2006 - $133,652).

11.	OPERATING BANK LOANS

	2007	2006
Operating bank loan, due November 2006, interest at 6.38%, unsecured	$—	$12
Vehicle loan, due April 2008, non-interest bearing, unsecured	9	20

	9	32
Less current portion	(9)	(32)

	$—	$—

12.	INCOME TAXES

(a)	Components of income tax expense (benefit) are as follows:

	2007	2006	2005
Current income taxes:
Canadian Federal	$13,447	$57,089	$24,876
Canadian Provincial	12,096	25,741	12,808
U.S. Federal	29,484	13,146	16,717
U.S. State	5,851	1,502	1,910

	60,878	97,478	56,311

Future income taxes:
Canadian Federal	$26,259	$ (14,286)	$ (2,326)
Canadian Provincial	7,747	(6,880)	(1,054)
U.S. Federal	(2,312)	(11,837)	(6,358)
U.S. State	(459)	(1,353)	(727)

	31,235	(34,356)	(10,465)

	$92,113	$63,122	$45,846

F - 12

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

12.	INCOME TAXES (continued)

(b)	Income tax expense differs from the amount that would be computed by applying the combined Federal and Provincial or State income tax rates of 35% (2006 - 34%; 2005 - 35%) to earnings before income taxes. The reasons for the differences are as follows:

	2007		2006		2005
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Income tax at statutory rate	$108,954	34.78	$78,874	33.95	$43,978	35.00
Non-taxable capital gains	(4,125)	(1.32)	(295)	(0.13)	(2,260)	(1.80)
Effect of enacted future tax rates	(5,778)	(1.84)	(2,564)	(1.10)	472	0.38
Recognition of previously unrecognized temporary difference sand other changes in estimates	(5,500)	(1.76)	(12,442)	(5.36)	2,848	2.27
Large corporation tax, refundable tax, permanent differences and other	(1,438)	(0.46)	(451)	(0.19)	808	0.64

	$92,113	29.40	$63,122	27.17	$45,846	36.49

(c)	The tax effects that give rise to significant portions of the future income tax assets and future income tax liabilities at October 31, 2007 and 2006 are presented below:

	2007	2006
Future income tax assets:
Unearned revenue	$53,551	$49,626
Accounts payable, principally due to holdbacks payable	54,662	38,012
Accrued liabilities not claimed for tax	42,744	36,662
Property, plant and equipment - differences between net book value and undepreciated capital cost	2,139	2,433
Losses carried forward for tax purposes	552	1,741
Other	1,179	4,604

	154,827	133,078
Less valuation allowance	(113)	(1,185)

	154,714	131,893

Future income tax liabilities:
Marketable securities	1,449	—
Accounts receivable, principally due to holdbacks receivable and uncertified progress billings	152,572	92,636
Other	5,440	6,310

	159,461	98,946

Net future income tax asset (liability)	$(4,747)	$32,947

The net future income tax liability is presented in the consolidated balance sheets as follows:
Current assets	$42,232	$42,204
Non-current assets	1,866	9,105
Current liabilities	(47,500)	(18,362)
Non-current liabilities	(1,345)	—

Net future income tax asset (liability)	$(4,747)	$32,947

F - 13

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

12.	INCOME TAXES (continued)

(d)	Losses carried forward:

Non-capital losses

Non-capital losses carried forward for tax purposes will expire as follows:

Year ending October 31:
2008	$—
2009	—
2010	209
2011	1,182
2012	181
2013	—
2014	—

$1,572

Capital losses

The Company has net capital losses carried forward for tax purposes of $nil (2006 - $7,377; 2005 -$10,545) that do not expire.

(e)	Certain taxes paid by the Company on investment income are refundable at the rate of $1 for every $3 of taxable dividends paid. Such tax and its recovery are charged to retained earnings. At October 31, 2007, $3,324 of refundable taxes have been fully recovered (2006 - $2,593; 2005 - $1,746).

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

(b)	Issued:

	Class 1	Class 2	Class 3	Class 4	Total
Number of shares (all series):
Outstanding, October 31, 2004	3,661,610	6,418,001	1,191,840	2,841,250	14,112,701
Issued during the year	467,610	1,154,035	198,161	167,390	1,987,196
Repurchased during the year	(119,350)	(343,395)	(14,010)	(45,530)	(522,285)

Outstanding, October 31, 2005	4,009,870	7,228,641	1,375,991	2,963,110	15,577,612
Issued during the year	605,670	1,377,315	252,120	377,770	2,612,875
Repurchased during the year	(52,770)	(246,300)	(2,610)	—	(301,680)
Realigned shares	(19,620)	19,620	—	—	—

Outstanding, October 31, 2006	4,543,150	8,379,276	1,625,501	3,340,880	17,888,807
Issued during the year	874,615	1,732,355	308,785	263,590	3,179,345
Repurchased during the year	(107,860)	(268,195)	(3,460)	—	(379,515)
Realigned shares	(11,480)	11,480	—	—	—

Outstanding, October 31, 2007	5,298,425	9,854,916	1,930,826	3,604,470	20,688,637

Stated capital (all series):
Outstanding, October 31, 2004	$49,398	$92,796	$17,454	$34,895	$194,543
Issued during the year	9,352	23,081	3,963	3,348	39,744
Repurchased during the year	(1,839)	(3,813)	(261)	(738)	(6,651)

Outstanding, October 31, 2005	$56,911	$112,064	$21,156	$37,505	$227,636
Issued during the year	12,568	28,579	5,231	7,839	54,217
Repurchased during the year	(985)	(4,162)	(51)	—	(5,198)
Realigned shares	(329)	329	—	—	—

Outstanding, October 31, 2006	$68,165	$136,810	$26,336	$45,344	$276,655
Issued during the year	19,242	38,112	6,793	5,799	69,946
Repurchased during the year	(1,842)	(4,210)	(73)	—	(6,125)
Realigned shares	(201)	201	—	—	—

Outstanding, October 31, 2007	$85,364	$170,913	$33,056	$51,143	$340,476

F - 15

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

13.	SHARE CAPITAL (continued)

	Share capital outstanding	Share purchase loans	Share capital outstanding net of share purchase loans
October 31, 2006	$276,655	(2,396)	$274,259
October 31, 2007	$340,476	(3,595)	$336,881

Share purchase loans are non-interest bearing and are repaid by payroll deductions over a period of three years. The employee shareholder grants an option to the Company to repurchase the shares in the event of default by the shareholder under the promissory note and grants security in respect of the proceeds of sale under the option.

14.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of the following:

	2007	2006
		(restated - Note 1(o))
Balance, beginning of year - Note 1(o)	$(38,949)	$(32,228)
Transitional amount - Note 1(o)	4,889	—

Balance at beginning of year, as adjusted	(34,060)	(32,228)
Other comprehensive loss for the year:
(Gain) loss on disposal of marketable securities	(2,841)	—
Unrealized gain on investment in marketable securities	2,803	—
Effect of exchange rate changes during the year	(34,874)	(6,721)
Tax impact of reconciling items	29	—

	(34,883)	(6,721)

Balance, end of year	$(68,943)	$(38,949)

Components of accumulated other comprehensive loss are as follows:
Accumulated foreign exchange losses on translation of self-sustaining foreign operations	$(73,823)	$(38,949)
Accumulated unrealized gain on investments in marketable securities	6,329	—
Tax effect on unrealized gains on investments in marketable securities	(1,449)	—

Balance, end of year	$(68,943)	$(38,949)

15.	LEASE COMMITMENTS

Future minimum lease payments for non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

Year ending October 31:
2008	$5,838
2009	5,659
2010	5,571
2011	5,081
2012	3,746
2013 and thereafter	7,295

$33,190

F - 16

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

16.	OTHER INCOME

	2007	2006	2005
Interest income	$34,469	$23,220	$9,978
Foreign exchange gain	31,992	3,440	2,897
Equity in earnings of limited liability companies and limited partnerships	971	1,932	2,780
Gain on disposal of marketable securities	2,841	3,164	1,870

	$70,273	$31,756	$17,525

17.	SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006	2005
Interest paid	$11,000	$6,855	$4,632
Interest received	33,266	24,394	10,467
Income taxes paid	153,316	58,011	69,929

18.	NET CHANGE IN OPERATING ACCOUNTS

	2007	2006	2005
Accounts receivable	$(153,467)	$(124,721)	$(70,765)
Holdbacks receivable	(43,663)	(13,955)	(3,031)
Accrued benefit asset	(170)	(744)	(352)
Accounts payable	162,185	83,545	57,406
Accrued liabilities	44,881	54,362	28,945
Holdbacks payable	22,759	18,481	(2,168)
Unearned revenue, net	18,499	2,997	127,749
Income taxes (recoverable) payable	(95,159)	39,467	(13,618)

	$ (44,135)	$59,432	$124,166

19.	EMPLOYEE BENEFIT PLANS

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

The defined benefit portion provides a benefit based on a percentage of final average earnings and years of service. Independent consultants prepared an actuarial valuation for funding purposes at December 31, 2006 which has been extrapolated to October 31, 2007 and an actuarial valuation for funding purposes at December 31, 2005 which had been extrapolated to October 31, 2006. The next required valuation is December 31, 2009.

F - 17

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

19.	EMPLOYEE BENEFIT PLANS (continued)

The reconciliation of the funded status of the defined benefit plan to the amounts recorded in the financial statements is as follows:

	2007	2006
Accrued benefit obligation:
Balance, beginning of year	$21,660	$21,582
Current service cost	216	212
Interest cost	1,047	1,103
Benefits paid	(3,853)	(1,554)
Actuarial (gain) loss	(1,600)	317

Balance, end of year	$17,470	$21,660

Plan assets:
Fair value, beginning of year	$21,744	$20,117
Actual return on plan assets	1,399	2,243
Employer contributions	835	889
Employees’ contributions	48	49
Benefits paid	(3,853)	(1,554)

Fair value, end of year	$20,173	$21,744

Accrued benefit asset:
Funded status	$2,703	$84
Unamortized net actuarial loss	2,027	4,476

Accrued benefit asset	$4,730	$4,560

During the year ended October 31, 2007, benefits paid out of the defined benefit plan were $ 3,853 (2006 - $1,554; 2005 - $1,456). The percentage of the fair value of plan assets by major category is as follows:

	2007	2006
Equities	54.6%	55.6%
Debt securities	33.1%	31.9%
Cash and other	12.3%	12.5%

	100.0%	100.0%

Significant actuarial assumptions used to determine both the accrued benefit obligation and the benefit cost are as follows (weighted average):

	2007	2006
Discount rate	5.75%	5.25%
Expected long-term rate of return on plan assets	6.25%	6.50%
Rate of compensation increase	3.00%	2.75%

Total cash amounts recognized as paid or payable by the Company to both the defined contribution and defined benefit portions of the pension plan for the year ended October 31, 2007 were $5,187 (2006 - $5,195; 2005 - $4,352).

The elements of the Company’s defined benefit plan costs recognized in the year are as follows:

	2007	2006	2005
Current service cost (employer portion)	$168	$163	$120
Interest cost	1,047	1,103	1,141
Expected return on plan assets	(1,317)	(1,387)	(1,285)
Transfers	—	—	98
Amortization of transitional asset	—	(1,163)	(1,164)
Amortization of net actuarial loss	767	1,429	1,349

Net benefit plan cost (income)	$665	$145	$259

F - 18

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

19.	EMPLOYEE BENEFIT PLANS (continued)

The benefits expected to be paid under the defined benefit pension plan are as follows:

Year ending October 31:
2008	$1,509
2009	1,548
2010	1,620
2011	1,626
2012	1,610
2013 - 2018	9,177

$17,090

United States

The Company has a qualified defined contribution 401(k) plan which covers substantially all resident United States salaried employees. Eligible participants may contribute a portion of their annual salary, subject to certain limitations. The Company matches 50% of the first 8% that a participant contributes of compensation. The participant’s contributions are 100% vested and non-forfeitable. The Company’s matching contributions vest over a seven-year period. The Company’s contributions totalled $2,780 (2006 - $2,123; 2005 - $1,999).

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

The fair value of cash and cash equivalents, short-term deposits, accounts receivable, loans receivable, accounts payable, certain accrued liabilities, bank loans and operating bank loans approximate their carrying amounts due to the short-term nature of these instruments.

The fair value of long-term holdbacks receivable and payable approximate their carrying amounts.

The fair value of marketable securities is $91,593 (2006 - $52,381).

21.	SEGMENT INFORMATION

The Company operates in the construction industry and performs construction services in Canada, the United States and the Bahamas for a wide variety of public and private clients. The Company’s operations are categorized into four industry segments: Buildings Canada, Buildings U.S., Heavy Industrial—Canada, and Heavy Civil. The Buildings segments performs construction services for commercial and institutional buildings, including construction of shopping centers, educational facilities, airports, light civil structures, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, senior’s facilities, and office buildings. The Heavy Industrial segment performs construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, forestry projects and power plants. The Heavy Civil segment performs construction services for roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation.

F - 19

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

21.	SEGMENT INFORMATION (continued)

Transactions between segments are recorded at the exchange amount. The accounting policies for the reportable operating segments are those outlined in Note 1, Significant Accounting Policies.

	Reportable Segments
October 31, 2007	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Heavy Civil	Other (a)	Total	Consolidating Eliminations		Consolidated Total
Contract revenues	$2,109,443	$1,443,802	$578,529	$509,260	$424,315	$5,065,349	$—		$5,065,349
Contract costs	(1,865,446)	(1,338,512)	(473,959)	(468,303)	(388,985)	(4,535,205)	65,489	(b)	(4,469,716)

Gross profit	243,997	105,290	104,570	40,957	35,330	530,144	65,489		595,633
Indirect and administrative expenses	(44,146)	(31,454)	(25,770)	(10,478)	(10,690)	(122,538)	(231,678	)(c)	(354,216)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	1,576		1,576

Operating profit (loss)	$199,851	$73,836	$78,800	$30,479	$24,640	$407,606	$(164,613)		$242,993

Total assets	$859,848	$362,363	$229,194	$149,490	$148,688	$1,749,583	$513,589	(d)	$2,263,172

	Reportable Segments
October 31, 2006	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Heavy Civil	Other (a)	Total	Consolidating Eliminations		Consolidated Total
Contract revenues	$1,766,924	$1,217,473	$506,677	$431,380	$285,830	$4,208,284	$—		$4,208,284
Contract costs	(1,587,456)	(1,153,989)	(391,289)	(395,045)	(246,133)	(3,773,912)	51,091	(b)	(3,722,821)

Gross profit	179,468	63,484	115,388	36,335	39,697	434,372	51,091		485,463
Indirect and administrative expenses	(40,386)	(29,238)	(20,854)	(9,229)	(7,660)	(107,367)	(179,826	)(c)	(287,193)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	2,300		2,300

Operating profit (loss)	$139,082	$34,246	$94,534	$27,106	$32,037	$327,005	$(126,435)		$200,570

Total assets	$661,421	$307,978	$222,912	$130,149	$97,984	$1,420,444	$429,147	(d)	$1,849,591

	Reportable Segments
October 31, 2005	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Heavy Civil	Other (a)	Total	Consolidating Eliminations		Consolidated Total
Contract revenues	$1,555,032	$861,079	$447,803	$335,437	$96,043	$3,295,394	$95		$3,295,489
Contract costs	(1,440,056)	(815,483)	(385,256)	(300,747)	(83,226)	(3,024,768)	40,583	(b)	(2,984,185)

Gross profit	114,976	45,596	62,547	34,690	12,817	270,626	40,678		311,304
Indirect and administrative expenses	(35,679)	(27,790)	(16,924)	(8,467)	(6,929)	(95,789)	(110,383	)(c)	(206,172)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	2,993		2,993

Operating profit (loss)	$79,297	$17,806	$45,623	$26,223	$5,888	$174,837	$(66,712)		$108,125

Total assets	$584,240	$266,278	$203,242	$141,403	$49,180	$1,244,343	$239,411	(d)	$1,483,754

(a)	In all years, consists of those operating segments not meeting the quantitative thresholds to qualify as a reportable operating segment. The sources of contract revenues are from the Company’s heavy industrial operations in the United States and buildings operations in the Bahamas.

(b)	In all years, consolidating eliminations for intersegment transactions.

(c)	In all years, consist of corporate general and administrative expenses, depreciation, and bonuses not allocated to reportable segments for internal reporting purposes.

(d)	In all years, corporate assets consist principally of cash and cash equivalents, short-term deposits, accounts receivable, investment in marketable securities and property, plant and equipment. Capital expenditures are not allocated to reportable segments for internal reporting purposes.

F - 20

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

21.	SEGMENT INFORMATION (continued)

Information concerning principal geographic areas is as follows:

	2007	2006	2005
Contract Revenues
Canada	$2,687,972	$2,273,601	$2,002,928
United States	2,364,980	1,906,803	1,292,372
Bahamas	12,397	27,880	189

	$5,065,349	$4,208,284	$3,295,489

Long-Lived Assets (i)
Canada	$101,823	$87,614	$71,687
United States	39,962	36,407	34,140

	$141,785	$124,021	$105,827

(i)	Long-lived assets consist of property, plant and equipment and intangible assets.

22.	OTHER MATTERS

On August 5, 2005 PCL Civil Constructors, Inc. ( Civil ) commenced a civil action against a number of engineering firms, claiming negligence in design and peer review in respect of the superstructure design for the Ringling Causeway Bridge in Sarasota, Florida. Civil is seeking damages in excess of US$15,000. One of the engineering firms, Earth Tech, Inc., has filed a counterclaim against Civil for an unspecified amount, believed to be estimated by Earth Tech, Inc. at US$400. The parties have had settlement discussions during 2007. The matter is in the discovery stage and the Company is unable to determine the outcome of this litigation at this time. All costs associated with the project have been reflected in the operations of the Company. Recovery of claim proceeds, if any, will be reflected in the year that the claim is resolved.

On February 2, 2006, PCL Construction Services, Inc. ( Services ) commenced a civil action in the United States Court of Federal Claims arising out of a contract performed for the United States Bureau of Reclamation for the construction of a visitor’s center and parking structure at Hoover Dam, commencing in April, 1994. This matter includes a claim for US$2,400 for additional costs as a result of changes in the scope of the contract and US$19,700 relating to delays and disruptions by the government. The government recently filed a motion to dismiss this claim on the doctrine of res judicata. Arguments have been submitted in respect of this motion and the judge is deliberating on the matter. The Company is unable to determine the outcome of this litigation at this time. Should this claim be successful, it may have a significant positive impact on the Company’s financial position and profitability in the year that the claim is resolved.

On January 18, 2005, a Complaint was filed against PCL/Triad Joint Venture (the Joint Venture ) and the City of Albuquerque by Shumate Constructors, Inc. ( Shumate ) seeking declaratory and injunctive relief in respect of the award to the Joint Venture of a contract for the construction of a water treatment plant in Albuquerque, New Mexico (the Project ). PCL Civil Constructors, Inc. ( Civil ) is a member of the Joint Venture. Shumate was a competitive bidder for the award of the contract for the Project and alleged that Civil was not entitled to hold a resident contract preference certificate (the Certificate ). Shumate’s claim for injunctive relief has been dismissed. Following the award of the contract, the Certificate was revoked and Shumate amended its Complaint to include a claim for damages in the amount of US$369 for bid preparation costs and US$13,923 for lost profits, alleging errors made intentionally and in bad faith in Civil’s application for the Certificate. On March 26, 2007, the matter was settled. Civil was required to contribute US$45 to Educate New Mexico, a local charity, as part of the settlement agreement.

On October 25, 2005 a Statement of Claim was filed in the Ontario Superior Court of Justice by The Bank of Nova Scotia, Scotia Realty Limited and SPE Operations Ltd. (collectively the Owners ) against PCL Constructors Canada Inc. ( PCL Canada ), Sayers & Associates Limited ( Sayers ), WZMH Architects, The Mitchell Partnership Inc. and Quinn Dressel Associates. On December 28, 2005, the Owners issued a Fresh Statement of Claim in the action adding PCL Constructors Eastern Inc. ( PCL Eastern ) and The Webb Zerafa Menkes Housden Partnership as defendants to the action. The Owners are seeking $35,000 in damages plus interest and costs related to this action for alleged deficiencies in the design and construction of the water pipe systems in a 67 storey commercial high rise located in the City of Toronto known as Scotia Plaza . PCL Canada and PCL Eastern intend to vigorously defend themselves against this claim and have asserted claims for insurance coverage and for indemnity against its co-defendants. The litigation is currently in the discovery stage. The Company is currently unable to determine the outcome of the litigation and no reserves have been established in connection with this claim.

F - 21

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

22.	OTHER MATTERS (continued)

On April 3, 2007, Teton Industrial Construction, Inc. ( Teton ) commenced a civil action against a project Client for an amount in excess of US$40,000 for damages attributed to inadequate design, design changes, work disruption, late delivered materials and substantial scope growth on a power plant project in Vineyard, Utah. The Client has filed a countersuit against Teton for an amount in excess of US$15,000 for liquidated and actual damages. These suits are in the preliminary stages, with discovery scheduled into 2009. The trial is currently set to begin in the fall of 2009. The parties, by court order, will participate in mediation in 2008 in an attempt to settle these suits. The Company is unable to assess the likelihood or amounts of any potential gain from the lawsuit or loss from the countersuit at this time. Recovery of claim proceeds, if any, will be reflected in the year the claim is resolved. No reserves have been established in connection with the countersuit. The Company will vigorously pursue and defend such claims and believes that the ultimate resolution of these claims will not have a material adverse effect on the Company s financial position, results of operations, or liquidity.

PCL Civil Constructors, Inc. ( Civil ) is seeking additional compensation of approximately $27,000 under a construction contract for costs incurred arising from the failure of certain bridge piers on a project being constructed by Civil in Tampa, Florida. The failure was caused by inadequate design and Civil was engaged by the project Owner to perform the required pier remediation. The Owner has filed a lawsuit against certain project designers for the damages caused by the design failures, including the required remediation efforts. On December 11, 2007 an amended complaint was filed by the Owner adding Civil as party to its lawsuit, seeking a declaration from the court of the amount owing by the Owner to Civil. The lawsuit is in its preliminary stages with discovery scheduled through 2008. The Company has accrued contract revenue to the extent that the contract price has been adjusted by change orders signed by the Owner and Owner directed changes, for which collection is probable. However, no amounts have been accrued for adjustments to the contract price where change orders have not been signed by the Owner or where Owner directed changes have not been received. The Company believes that the ultimate resolution of this matter will not have a material adverse effect on the Company s financial position, results of operations, or liquidity.

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

During the year ended October 31, 2007, the Company recognized additional contract revenues of $25 (2006 - $3,461; 2005 - $11,014) resulting from construction claims awarded or received on construction projects.

23.	INVESTMENT IN JOINT VENTURES, LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS

(a)	Investment in Limited Liability Companies and Limited Partnerships

At October 31, 2007, the Company had investments of $200 (2006 - $nil) in limited liability companies and limited partnerships in which the Company does not have an undivided interest in the assets, liabilities, revenue and expenses. During 2007, the Company recorded income of $971 (2006 - $1,932) on these United States investments. The Company’s maximum exposure to loss as a result of its involvement with these property developments was the carrying amount of its investments.

(b)	Investment in Joint Ventures

The Company’s proportionate share of the assets, liabilities, revenues and expenses of joint ventures included in the consolidated financial statements is as follows:

	2007	2006
ASSETS
Cash and cash equivalents	$40,343	$28,555
Accounts receivable (including
holdbacks of $24,281; 2006 - $ 5,565)	62,682	35,186
Costs and estimated earnings in excess of billings	—	969

	$103,025	$64,710

LIABILITIES AND EQUITY
Accounts payable (including holdbacks of $17,826 (2006 - $ 5,218)	$59,526	$30,118
Unearned revenue	10,705	11,889
Equity and advances	32,794	22,703

	$103,025	$64,710

F - 22

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

23.	INVESTMENT IN JOINT VENTURES, LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS (continued)

	2007	2006	2005
EARNINGS
Contract revenues	$293,350	$210,101	$186,763
Expenses	264,854	187,480	168,501

Earnings before income taxes	$28,496	$22,621	$18,262

CASH FLOWS PROVIDED BY (USED IN)
Operating activities	$30,193	$ (8,117)	$26,208
Investing activities	—	—	11,444
Financing activities	(18,405)	(23,266)	(6,593)

Net increase (decrease) in cash and cash equivalents	$11,788	$ (31,383)	$31,059

The Company is contingently liable at October 31, 2007 for $27,212 (2006 - $20,941) being the other joint venture participants’ share of liabilities, net of securing letters of credit and cross-company guarantees, should they not be able to satisfy them.

Throughout the year, the Company makes cash contributions, receives distributions, and records its proportionate share of income or losses in joint ventures. A summary of the joint venture transactions for the years ended October 31, 2007 and 2006 is as follows:

	2007	2006
Investment in joint ventures, beginning of year	$22,703	$23,348
Share of net income	28,496	22,621
Unrealized foreign exchange loss	(4,871)	(619)
Contributions	1,887	2,229
Distributions	(15,421)	(24,876)

	$32,794	$22,703

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from United States GAAP. The effects of these differences on the Company’s consolidated financial statements are as follows:

If United States GAAP were employed, net earnings would be adjusted as follows:

	2007	2006	2005
Net earnings based on Canadian GAAP	$221,153	$169,204	$79,804
Additional pension expense due to the elimination of amortization of the transitional asset (1)	—	(1,163)	(1,164)
Change in fair value of mandatorily redeemable shares (3)	(620)	(207)	(185)
Dividends on mandatorily redeemable shares (3)	(4,485)	(1,345)	(560)
Tax impact of reconciling items	38	361	407

Net earnings based on U.S. GAAP before cumulative effect of a change in accounting principle	216,086	166,850	78,302
Cumulative effect of a change in accounting principle in relation to mandatorily redeemable shares (3)	—	—	(1,102)

Net earnings based on U.S. GAAP	$216,086	$166,850	$77,200

Earnings per share based on U.S. GAAP net earnings before cumulative effect of a change in accounting principle (3)	$11.56	$10.19	$5.29

Earnings per share based on U.S. GAAP net earnings (3)	$11.56	$10.19	$5.22

F - 23

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN THE UNITED STATES (continued)

Comprehensive income under United States GAAP is as follows:

	2007	2006	2005
Net earnings based on U.S. GAAP	$216,086	$166,850	$77,200
Other comprehensive loss, net of taxes of $29 (2006 - $nil; 2005 - $nil), in accordance with Canadian GAAP (5)	(34,883)	(6,721)	(3,885)
Change in minimum pension liability (1)	359	1,460	989
(Gain) loss on disposal of marketable securities (2) (5)	—	(3,164)	(1,870)
Unrealized gain on investment in marketable securities (2) (5)	—	5,604	5,062
Tax impact of reconciling items	(125)	(1,064)	(1,100)

Comprehensive income under U.S. GAAP	$181,437	$162,965	$76,396

The following tables reconcile the consolidated balance sheets as reported under Canadian GAAP and those that would have been reported under United States GAAP:

2007	Canadian GAAP	U.S. GAAP
Balance Sheet
Deferred income tax asset (4)	$1,866	$2,571
Accrued benefit asset (1)	4,730	—
Net pension asset (1)	—	2,703
Mandatorily redeemable shares liability (3)	—	15,562
Share capital (3)	336,881	328,366
Retained earnings (1) (3) (4)	315,927	306,141
Accumulated other comprehensive loss (1) (2) (4) (5)	(68,943)	(67,526)

2006	Canadian GAAP	U.S. GAAP
Balance Sheet
Investments in marketable securities (2)	$46,014	$52,381
Deferred income tax asset (4)	9,105	9,175
Accrued benefit asset (1)	4,560	—
Mandatorily redeemable shares liability (3)	—	10,284
Share capital (3)	274,259	268,190
Retained earnings (1) (3) (4)	258,631	251,640
Accumulated other comprehensive loss (1) (2) (4) (5)	(38,949)	(34,296)

Accumulated other comprehensive loss under United States GAAP is as follows:

	2007	2006
Accumulated change in minimum pension liability (1)	$—	$ (359)
Accumulated change in net pension asset (1)	2,174	—
Accumulated unrealized gain on investments in marketable securities (2)	6,329	6,367
Accumulated foreign exchange losses on translation of self-sustaining foreign operations (5)	(73,823)	(38,949)
Accumulated tax impact of reconciling items	(2,206)	(1,355)

Accumulated other comprehensive loss (1) (2) (4) (5)	$ (67,526)	$ (34,296)

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

SEC Accounting Series Release No. 268 (“ASR 268”) prohibits the combination of all equity securities under the general heading Shareholders’ Equity where the redemption of equity is outside the control of the issuer resulting in the Company’s common stock, retained earnings and accumulated other comprehensive loss being presented as Redeemable Common Stock outside of Shareholders’ Equity. ASR 268 applies to the Company as there are a limited number of situations where the Company is obligated to repurchase the shares of an employee after a triggering event. The aggregate redemption value of those shares which the Company was obligated to repurchase at October 31, 2007 was $15,562 (2006 - $10,284). The redemption value per share established on January 24, 2007 is $22.00. The aggregate redemption value of those shares which the Company was obligated to repurchase at October 31, 2007 is reclassified as a current liability in accordance with SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity”.

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

Notes:

(1)	Under Canadian GAAP, the Company adopted Section 3461, “Employee Future Benefits” effective November 1, 2000. Section 3461 contains similar measurement principles to United States GAAP for measuring obligations and plan assets under its pension plan. On adoption of Section 3461, the difference between the fair value of plan assets and the accrued benefit obligation (projected benefit obligation) of $6,983 (the transitional asset) was amortized over six years. The amortization period ended on October 31, 2006.

For United States GAAP purposes, the Company is utilizing transition guidance provided by the SEC as it was not feasible to apply SFAS No. 87 “Employers’ Accounting for Pensions” on the effective date of the standard. As a result of applying this guidance, the difference between the fair value of plan assets and the projected benefit obligation of $3,262 was recorded as a prepaid pension asset as at November 1, 2001. Net periodic pension cost under United States GAAP for 2007 is $665, which is the same as under Canadian GAAP, as the amortization of the transitional asset under Canadian GAAP ended on October 31, 2006. Net periodic pension cost under United States GAAP for 2006 and 2005 is $1,308 and $1,423, respectively as the amortization of the transitional asset under Canadian GAAP is not permitted under United States GAAP. The resulting prepaid pension asset under United States GAAP prior to the recognition of the minimum pension liability for 2006 and 2005 is $359 and $778, respectively.

Effective October 31, 2007, United States GAAP (SFAS No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment to FASB Statements No. 87, 88, 106, and 132(R) ) requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Applying this standard to the Company s employees defined pension plan, at October 31, 2007, the prepaid pension asset recognized under SFAS No. 87 Employers Accounting for Pensions of $529 after giving recognition to the reversal of the accumulated additional minimum pension liability of $359 is eliminated, the over-funded status of the plan of $2,703 is recorded as a net pension asset on the consolidated balance sheets, and a charge is made against accumulated other comprehensive loss of $2,703.

Prior to the effective date of SFAS No. 158, for United States GAAP purposes, the Company recognized an additional minimum pension liability as was required by SFAS No. 87 Employers Accounting for Pensions. The recognition of an additional minimum pension liability is not required under Canadian GAAP.

(2)	Effective November 1, 2006, under both United States GAAP and Canadian GAAP, the Company s investments in marketable securities are considered available for sale securities and are reported at fair value, with unrealized gains and losses reported, net of tax, in other comprehensive income for the period.

Prior to this effective date, under Canadian GAAP, the Company s investments in marketable securities were recorded at cost, with write downs taken on the investments when losses in value were other than temporary in nature. In accordance with the transitional requirements under Canadian GAAP as discussed in Note 1(o), the remeasurement from cost to fair value was recorded as an adjustment to opening accumulated other comprehensive in 2007 as more fully described in Note 24(5) below without restatement of prior years.

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

During 2007, 2006 and 2005, certain of the Company’s common shares became mandatorily redeemable after the occurrence of certain triggering events. As a result, these mandatorily redeemable shares were reclassified as a liability at their fair value of $5,962 (2006 -$4,766; 2005 - $1,915), with a corresponding reduction in redeemable common stock, consisting of a decrease in share capital of $3,476 (2006 - $2,610; 2005 - $1,014), and a decrease in retained earnings under United States GAAP of $2,486 (2006 - $2,156; 2005 - $901).

SFAS No. 150 requires that subsequent changes in the fair value of these shares are recognized in earnings. In 2007, the subsequent change in fair value was as a result of an increase in the share price of $1.25 per share (2006 - $0.75 per share; 2005 - $1.00 per share). This resulted in a change in fair value of these shares of $620 (2006 - $207; 2005 - $185), which is recognized in net earnings under United States GAAP.

In addition, dividends were paid during 2007 of $9.05 per share (2006 - $4.88 per share; 2005 - $3.03 per share). In 2007, dividends on mandatorily redeemable shares were $4,485 (2006 - $1,345; 2005 - $560), which is recognized in net earnings under United States GAAP.

During 2007, mandatorily redeemable shares with a fair value of $1,304 (2006 - $202; 2005 - $100) were repurchased by the Company.

(4)	Under United States GAAP, future income tax assets and liabilities are referred to as deferred income tax assets and liabilities. The adjustment above relates to the tax effect of items (1) and (2) above.

(5)	Effective November 1, 2006, under both United States GAAP and Canadian GAAP, other comprehensive income primarily includes changes in shareholders equity arising from unrealized changes in the fair value of available for sale investments (as described in Note 24(2) above) and foreign exchange gains and losses on the translation of the financial statements of self sustaining subsidiaries previously recorded in the cumulative translation account.

In accordance with transitional provisions under Canadian GAAP discussed in Note 1(o), the net unrealized foreign currency translation losses on financial statements of self-sustaining foreign operations were reclassified from the cumulative translation account to accumulated other comprehensive loss on a retrospective basis with the effect of exchange rate changes during each year now being reported as a component of other comprehensive income. The transition rules for recognizing the accumulated unrealized changes in the fair value of available-for-sale investments in accumulated other comprehensive income were required to be adopted prospectively on November 1, 2006.

Recently Adopted United States Accounting Pronouncements

In December 2003, FASB issued SFAS No. 123 (Revised), “Share-Based Payment”. This statement requires entities to recognize in the statement of net earnings the cost of employee services received in exchange for equity based compensation at fair value. SFAS No. 123 (Revised) applies to the Company’s consolidated financial statements for the fiscal year ending October 31, 2007. The adoption of this standard did not have a material impact on the Company s consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections ( SFAS No. 154 ) which replaces Accounting Principles Board Opinions No. 20 Accounting Changes . SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is applicable to the Company’s consolidated financial statements for the fiscal year ending October 31, 2007. The adoption of this standard did not have a material impact on the Company s consolidated financial statements.

F - 26

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R) ( SFAS No. 158 ). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 applies to the Company’s consolidated financial statements for the fiscal year ending October 31, 2007. The impact of the adoption of this standard on the Company s consolidated financial statements is described in note 24(1) above.

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ( SAB 108 ). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 applies to the Company’s consolidated financial statements for the fiscal year ending October 31, 2007. The adoption of this pronouncement did not have a material impact on the Company s consolidated financial statements.

Recent United States Accounting Pronouncements Not Yet Adopted

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes An Interpretation of FASB Statement No. 109 ( FIN 48 ) which clarifies the accounting for uncertainty in income taxes recognized in an enterprise s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes . FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition requirements. FIN 48 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2009. The Company is currently reviewing the impact of this Interpretation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement ( SFAS No. 157 ). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings disclosures made by the Company in its fiscal year ending October 31, 2009. The Company is currently reviewing the impact of this statement.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ( SFAS No. 159 ). SFAS No. 159 allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS 159 also establishes additional disclosure requirements designed to facilitate comparison between companies that choose different measurement attributes for similar type assets and liabilities. SFAS 159 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2009. The Company is currently reviewing the impact of this statement.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised), Business Combinations ( SFAS No. 141R ). SFAS No. 141 (Revised) requires that the acquisition method of accounting be applied to all transactions and other events in which one entity (the acquirer) obtains control over one or more other businesses (the acquiree). SFAS 141 (Revised) will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2010. The Company is currently reviewing the impact of this statement.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51 ( SFAS No. 160 ). SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. SFAS 160 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2010. The Company is currently reviewing the impact of this statement.

Valuation and Qualifying Accounts

	Balance at beginning of year	Additions charged to costs and expenses	Deductions reducing costs and expenses	Balance at end of year
Year ended October 31, 2007:
Valuation allowance on deferred tax assets	$1,185	113	(1,185)	$113
Year ended October 31, 2006:
Valuation allowance on deferred tax assets	$2,082	—	(897)	$1,185
Year ended October 31, 2005:
Valuation allowance on deferred tax assets	$2,075	612	(605)	$2,082

F - 27