Form 20-F
period 2008-10-31
PCL Employees Holdings Ltd.
filed 2009-01-16
CIK 1326107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2008

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

Class 1 Common Shares: 6,309,310

Class 3 Common Shares: 2,491,736

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☒ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes  ☒ No

As used in this annual report, unless the context otherwise indicates, the terms “PCL”, “we”, “us”, “our” or the “Company” refer to PCL Employees Holdings Ltd. and its consolidated subsidiaries.

EXCHANGE RATE INFORMATION

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars; references to “dollars” or “$” or “CAD$” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars. As at January 9, 2009, the noon rate as quoted by the Federal Reserve Bank of New York was $1.1920 equals US$1.00. (See “Item 3 – Key Information” for further exchange rate information to U.S. currency.) Except as otherwise indicated, financial statements of, and information regarding, PCL Employees Holdings Ltd. are presented in Canadian dollars.

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

•	our ability to manage risks inherent in the government contracting business;

•	our ability to obtain surety bonds as required by some of our customers;

•	our ability to collect on accounts receivable and unbilled work-in-process accounts;

•	state, provincial, regional and local economic, competitive and regulatory conditions and developments;

•	technological developments;

•	capital markets conditions;

•	inflation;

•	foreign currency exchange rates;

•	interest rates;

•	weather conditions;

•	the timing and success of business development efforts;

•	construction commodity shortages;

•	availability of skilled labor;

•	our ability to successfully identify and acquire new businesses and assets and integrate them into our existing operations; and

•	availability and performance of subcontractors.

Also see “Risk Factors” on pages 7 through 14. You are cautioned not to put undue reliance on any forward-looking statements, and we undertake no obligation to update those statements.

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

Fiscal Year Ended October 31, (millions of dollars except per share amounts and outstanding shares)	2008	2007	2006	2005	2004
Contract Revenues	$5,837.4	$5,065.3	$4,208.3	$3,295.5	$3,052.6
Operating Profit – Canadian GAAP	411.0	243.0	200.6	108.1	79.2
Operating Profit – U.S. GAAP	403.8	237.9	197.9	106.2	78.0
Net Earnings – Canadian GAAP	242.0	221.2	169.2	79.8	55.8
Net Earnings – U.S. GAAP	234.8	216.1	166.9	77.2	55.0
Earnings Per Share – Canadian GAAP(1)(2)	10.86	11.47	10.12	5.31	4.03
Earnings Per Share – U.S. GAAP(1)(2)	10.77	11.21	10.19	5.22	3.97
Number of Outstanding Shares (in millions)(2)	22.3	19.3	16.7	15.0	13.9
Dividends Per Share(1)	$8.60	$9.05	$4.88	$3.03	$2.88
Total Assets – Canadian GAAP	3,074.7	2,263.2	1,849.6	1,483.8	1,261.7
Total Assets – U.S. GAAP	3,072.1	2,261.9	1,851.5	1,484.6	1,260.5
Shareholders’ Equity – Canadian GAAP	790.2	583.9	493.9	359.8	297.3
Redeemable Common Stock – U.S. GAAP	773.9	567.0	485.5	354.1	294.8
Share Capital – Canadian GAAP	435.7	336.9	274.3	225.8	192.8
Share Capital – U.S. GAAP	428.5	328.4	268.2	222.4	192.8

Notes:

(1)	Basic and fully diluted.
(2)	Weighted average number of shares outstanding using the total of all Class 1, 2, 3 and 4 shares of the Company.

The following tables set forth the rate of exchange for the Canadian dollar, average rates for the end of fiscal year 2004 through fiscal year 2008, and the range of high and low rates for the period as well as for the last six months. The tables set forth the number of Canadian dollars required under that formula to buy one United States dollar based on the noon rates of exchange as reported by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during the period. As at the most recent practicable date, January 9, 2009, the noon rate as quoted by the Federal Reserve Bank of New York was $1.1920 equals US$1.00.

Exchange Rates

	Canadian dollar/United States dollar
	Average	High	Low	Close
Fiscal Year Ended October 31, 2008	1.0266	1.2942	0.9168	1.2158
Fiscal Year Ended October 31, 2007	1.0947	1.1852	0.9496	0.9496
Fiscal Year Ended October 31, 2006	1.1329	1.1960	1.0989	1.1227
Fiscal Year Ended October 31, 2005	1.2134	1.2703	1.1607	1.1796
Fiscal Year Ended October 31, 2004	1.3147	1.3970	1.2194	1.2209

	2008
	December	November	October	September	August	July
High	1.2971	1.2850	1.2942	1.0797	1.0677	1.0261
Low	1.1962	1.1502	1.0607	1.0338	1.0251	1.0015

D. Risk Factors

Unpredictable economic cycles, and failure by our customers to pay our progress billings and retainage, could impact our business.

Demand for construction services is affected by the general level of economic activity in the markets in which we operate - in Canada, the United States, and the Bahamas. Our private and public sectors customers are likely to experience periods of economic decline from time-to-time. In particular, recent global economic developments, including the financial crisis and the dramatic decreases in oil prices, have resulted in slow downs in demand for our services in all of our principal markets. The diversification of our operating segments, along with the long-term nature of our construction contracts already in progress, offset immediate impacts from these economic changes, but there can be no assurances that our business overall will not be impacted if there is a prolonged slow down in our principal markets.

Our private sector customers could delay or fail to pay our progress billings or retainage as a result of a difficult business climate.

Credit risk with private owners of construction contracts is mitigated because of statutory mechanics liens, which give the Company security on the property on which construction is taking place. Construction contracts generally provide for progress payments as work is completed, with a retainage, ranging from zero to ten percent, to be paid when performance is substantially complete. In some instances, the Company is able to substitute bank letters of credit or escrowed securities in lieu of retainage.

Credit risk is minimal with public (government) owners since funds generally have been appropriated by the governmental project owner prior to commencing work on public projects. Most public contracts are subject to termination at the election of the governmental contracting entity. In the event of termination, however, the contractor is generally entitled to receive the contract price on completed work and payment of certain termination-related costs.

On projects where construction financing is supplied by financial institutions, credit risk varies with the financial strength and viability of the financial institutions involved. The global financial crisis noted above has resulted in financial difficulty, and sometimes bankruptcy, for certain financial institutions with which certain owners have arranged construction financing. In fiscal 2008, the owner of one project successfully requested the Company extend the terms of payment of the Company’s progress billings, in order to deal with the bankruptcy of Lehman Brothers Holdings Inc., who provided construction financing for the project. As a result, the owner of this project has deferred payment to the Company of US$11.0 million until 2009. The Company performs an assessment of the financial capacity of each potential customer prior to the submission of bids or other proposals for new work, including the sources of construction financing. When construction financing is provided by financial institutions, the Company reviews the credit rating of the financial institution assigned by international-credit rating agencies. Further, the Company has performed an assessment of the financial capacity of certain existing customers, including the financial institutions providing construction financing to such customers, which have been or may be significantly impacted by the global financial crisis. The Company has established an allowance for doubtful accounts that it believes is sufficient to address the credit risk in receivables. However, if a major customer failed to pay a significant outstanding progress billing or retainage, our financial results could be adversely affected.

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

As at October 31, 2008, 67% (2007 – 71%; 2006 – 68%) of the backlog of work to be completed, measured by expected gross revenues, was under fixed price construction contracts.

PCL’s backlog is subject to unexpected adjustments and is, therefore, an uncertain indicator of our future performance.

The Company’s backlog of incomplete construction work under contract at October 31, 2008 was $6.9 billion (2007 – $7.2 billion; 2006 – $5.6 billion). It cannot be assured that the revenues projected in the backlog will be realized or, if realized, will result in profits. Project execution may occur unevenly over the current and multiple future periods. Project terminations, suspensions or reductions in scope may occur from time-to-time with respect to contracts reflected in the backlog. The uncertainty of project timing can present difficulties in matching our workforce size with our contract needs. If expected project execution is delayed or terminated, we could incur costs resulting from reductions in staff or redundancy of facilities that would reduce profits. Some backlog reductions would adversely affect the revenue and profit actually received from contracts reflected in backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of the backlog and the revenues and profits that is actually earned.

Reductions in public funding could have a negative impact on our business.

A substantial portion of our billings is derived from public sector projects. In 2008, approximately 28% (2007 – 27%; 2006 – 26%) of our billings came from contracts with federal, state, provincial and local governments.

Government contracts present risks of termination for convenience, adjustment of payments received, restrictions on ability to compete for government work and funding constraints.

The following risks are inherent in federal, state, provincial and local government contracts:

a)	Because laws in the United States generally permit government agencies to terminate a contract for convenience, the Company’s government clients in the United States may terminate contracts with little or no prior notice.

b)	Our U.S. government clients may audit contract payments received for several years after these payments are made. Based on these audits, these clients may adjust or demand repayment of funds previously received. None of the audits performed to date on PCL’s government contracts resulted in any significant adjustments to the financial statements. It is possible that a future audit could have a materially adverse effect on our consolidated financial statements.

c)	The Company’s ability to earn revenues from existing and future government projects will depend upon the availability of funding from government agencies. In times of worsening economic conditions, governments and government agencies face increased budget constraints, reducing their ability and willingness to commit funds to new construction projects. The Company cannot control whether those agencies will fund or continue funding the outstanding projects.

A significant reduction in our public sector work due to any one or combination of factors listed above would adversely affect our business, operating results and financial condition.

If we are found to have violated the terms of our government contracts or applicable statutes and regulations in the United States, we are subject to the risk of suspension or debarment from government contracting activities, which could have a material adverse effect on our business and results of operations.

Many of our projects are funded under federal, state, provincial or local government contracts. If we fail to comply with the terms of one or more of our government contracts or governmental statutes or regulations in the United States, or if any of our companies or employees are indicted or convicted on criminal charges (including misdemeanors) relating to any of our government contracts in the United States, or if we fail to self-report certain violations in circumstances where self-reporting is required, in addition to any civil or criminal penalties and costs we may incur, we could be suspended or debarred from government contracting activities in the United States for a period of time. Some U.S. federal and state statutes and regulations provide for automatic debarment in certain circumstances, such as upon a conviction for a violation. The suspension or debarment in any particular case may be limited to the facility, contract or subsidiary involved in the violation or could be applied to the whole PCL family of companies if the circumstances were deemed severe enough. Even a narrow suspension or debarment could result in negative publicity that could adversely affect our ability to secure new contracts, both with governments and private customers, which could have materially adverse affects on our business and results of operations.

The Company’s joint venture partners may not be able to meet their obligations.

The Company participates in various construction joint ventures. Generally, each construction joint venture is formed to accomplish a specific project, jointly controlled by the joint venture partners and dissolved upon completion of the project. The Company selects its joint venture partners based on its analysis of the prospective venturer’s construction and financial capabilities, expertise in the type of work to be performed and past working relationships with the Company, among other criteria. The Company and its joint venture partners commonly execute joint venture agreements which serve to spread risk among participating companies with agreements that typically stipulate that the participating companies will supply their proportionate share of the necessary operating funds for the project (e.g. the cost of equipment) and will share the profits or losses in accordance with specified percentages. Each of the participants in a joint venture is usually liable to the client for completion of the entire project in the event of default by any of the other joint venturers. The success of the Company’s joint ventures depends on the satisfactory performance by its joint venture partners related to their joint venture obligations. The Company regularly evaluates the financial stability of its joint venture partners; however, if any of the joint venture partners fail to satisfactorily perform its joint venture obligations as a result of financial or other difficulties, the joint venture to which such joint venturer is a partner may be unable to adequately perform or deliver its contracted services. Under these circumstances, the Company may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for the Company with respect to the joint venture.

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

The cost of raw materials is a significant component of our operating expenses. Because we are often unable to pass such increases in the costs of raw materials through to our customers, such increases represent additional costs and negatively impact our results of operations. Various Asian countries have emerged as powerful global forces that are affecting construction markets world-wide due to their sheer size and increasing demand for raw materials to sustain their rapidly growing economies. The global availability of basic construction materials such as steel and cement have been impacted by the massive requirements in Asia, the consequences being price fluctuations, periodic supply shortages, and overall price escalation. These conditions have added significant risk for many vendors and subcontractors, who in some cases will not guarantee price or availability for long-term contracts. This in turn increases the risk for general contractors, who typically are not able to pass such risks on to the owner under lump-sum contracts.

Our design-build contracts subject us to additional risk.

Our design-build contracts subject the Company to liability to property owners for project design and construction. In all instances, project design is done either by a joint venture partner or is subcontracted to an architect/engineer and the extent of the design risks assumed is dependent upon the applicable joint venture agreement (as described in the risk factor related to our joint venture relationships above) or subcontract arrangement. However, the Company, as the design-build contractor or joint venture participant, is ultimately responsible for the accuracy and completeness of the project plans and specifications.

Many of our contracts subject us to the risk of damages resulting from delays.

Many construction contracts contain deadlines for completion of a project, or various phases of a project, to which the contract relates and impose penalties for failing to complete the project or phase by the required date. The Company attempts to negotiate in its contracts waivers of consequential damages arising from delays, including damages for loss of use, loss of product, loss of revenue and loss of profit. However, on some contracts, PCL is required to undertake responsibility for consequential or liquidated damages for failure to meet contract schedules. Although the Company has not incurred material penalties for liquidated damages during the past three fiscal years, we may incur such penalties in the future. Such penalties for consequential or liquidated damages may be significant and could negatively affect our financial condition or results of operations. In addition, projects that are not completed on schedule further reduce profitability because staff must continue to work on the project longer than anticipated, which may prevent them from pursuing and working on new projects. Projects that are over budget or behind schedule may also lead to client dissatisfaction.

PCL’s construction field activities are generally performed outdoors. Certain weather conditions and natural or other disasters, such as fires, floods, influenza pandemics, and similar events, may cause postponements in the initiation and/or completion of its field activities and may hinder the ability of its office employees to arrive at work, which may result in a delay or elimination of revenue that otherwise would have been recognized while certain costs continue to be incurred. Any delay in the completion of PCL’s field, office, and/or other activities may require it to incur additional costs attributable to overtime work necessary to meet its client’s required schedule. Due to various factors, a delay in the commencement or completion of a project may also result in the cancellation of the contract. As a result, PCL’s net revenue and profitability may be adversely affected.

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

As part of business operations, the Company maintains insurance both as a corporate risk management strategy and in order to satisfy the requirements of many of our contracts. Our risk management personnel continuously monitor the developments in the insurance market. The financial stability of the insurance provider is one of the major factors that is considered when buying insurance coverage. Currently, insurance is purchased from several of the world’s leading and most financially stable providers, often in layered insurance arrangements. The built-in redundancy of such arrangements usually enables us to call upon existing insurance suppliers to fill gaps that may arise if other such suppliers become financially unstable. However, insurance products go through market fluctuations and can become expensive and sometimes very difficult to obtain. Although in the past the Company has generally been able to cover our insurance needs, there can be no assurances that the Company can secure all necessary or appropriate insurance in the future. Failure to obtain such insurance could lead to uninsured losses or limit our ability to pursue some construction contracts, both of which could have a materially adverse effect on results or financial condition.

Claims against the Company could have a material adverse impact on our financial condition or results of operations.

Disputes arise frequently in the ordinary course of business in the construction industry. Disputes may include claims against PCL based upon alleged defects in performance under contracts or claims by PCL against customers who refuse to pay contract amounts based on alleged breaches by PCL. Litigation often requires substantial expenditures for legal and consulting fees, and equally or more importantly, requires significant management time and energy that otherwise would be focused on other projects or pursuing new opportunities. PCL incurred legal fees of $9.2 million in fiscal 2008 (2007 – $7.5 million; 2006 – $6.1 million), in relation to claims both for and against the Company. Although we have adopted a range of insurance, risk management and risk avoidance programs designed to reduce potential liabilities, such programs will not protect us fully from all risks and liabilities.

Construction claims by PCL against customers are included in revenue when the amount can be reasonably estimated and recovery of the claim is probable, such as when the claim is resolved or collected; and we reserve for claims asserted against PCL in our financial statements. A partially or completely uninsured claim against PCL, if successful and of a significant magnitude, could have a materially adverse effect on our financial condition or results of operations. The total value of judgments and negotiated settlements relating to claims against PCL that were not covered by insurance in fiscal 2008 was $2.3 million (2007 – $5.2 million; 2006 – $18.9 million).

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

PCL recognizes contract revenue using the percentage of completion method. Under this method, the ratio of actual cost of work performed to date to current estimated total contract costs is applied to the estimated net contract profit to determine the amount of profit currently recognized. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to cost and income and are recognized in the period in which such adjustments are determined. The Company recognizes the full amount of an estimated loss where current estimates indicate an ultimate loss on a project. On a historical basis, PCL believes that reasonably reliable estimates of the progress towards completion on its long term contracts have been made and, to date, percentage of completion accounting adjustments have not materially affected PCL’s financial results. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenues and profits.

Further, in order to prepare financial statements in conformity with generally accepted accounting principles in the United States and Canada, the Company is required to make estimates and assumptions as of the date of the financial statements which affect the reported values of the assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas requiring significant estimates include:

a)	recognition of contract revenues, costs, profit or losses in applying the percentage-of-completion method of accounting as discussed above;

b)	recognition of recoveries under contract change orders and claims by PCL;

c)	collectability of accounts receivable and unbilled work-in-process accounts and allowances for doubtful accounts;

d)	estimated amounts for anticipated project losses, warranty costs, contract close-out costs and claims against PCL;

e)	income tax provisions and related valuation allowances; and

f)	accruals for other estimated liabilities.

Actual results could differ from the estimates and assumptions used to prepare the financial statements.

Inadequate internal controls or disclosure controls may result in events that could adversely affect the business.

Inadequate internal controls or disclosure controls over financial reporting could result in material misstatements in the financial statements and related disclosures. Such inadequate controls could also result in system downtime, backlogs, fraud, or the inability to continue PCL’s business operations. The Company has procedures in place for ongoing evaluation of internal controls and disclosure controls over financial reporting, but there can be no assurance that such controls will fully safeguard the Company against the risks described above.

If fraud occurs and remains undetected, PCL may have a material loss of assets or misstatement in its financial statements.

Fraud may occur and remain undetected resulting in a material loss of assets and/or misstatement in the financial statements and related disclosures. PCL has implemented various business policies and procedures to protect itself against potential fraud risks, including its code of ethics entitled “Code of Conduct,” which is attached as Exhibit 11.1 to this Annual Report on Form 20-F. However, there can be no assurance that such policies and procedures will fully safeguard the Company against the risks associated with fraud.

Our reputation is an integral part of our business.

Reputation risk is the risk to earnings from negative public opinion. Negative public opinion can result from actual or alleged misconduct in any number of activities, but often involves questions about business ethics and integrity, competence, corporate governance practices, quality and accuracy of financial reporting disclosure or quality of products and services. PCL has implemented various business conduct policies addressing actual or alleged misconduct, including its code of ethics entitled Code of Conduct. Each salaried employee, officer and director of PCL and its affiliates and subsidiaries attends a compulsory training program on the Code of Conduct, and commits to abide by the Code of Conduct by signing a receipt and acknowledgement form. Each of those persons also commits to abide by all the policies referenced in the Code of Conduct that are relevant to that person. Violations will be the cause for corrective action, which may result in disciplinary action up to and including termination of employment.

No public trading market exists for our shares.

No public trading market exists for shares of the Company. Shares of the Company are not listed on any stock exchange or other regulated market. Each of the Company’s shareholders is a party to a Unanimous Shareholder Agreement which, among other things, restricts the shareholders’ ability to transfer shares of the Company, restricts ownership of shares of the Company by corporations, grants options to the Company to purchase shares of the Company under certain circumstances, establishes obligations on the Company to purchase shares of the Company under certain circumstances and grants a right of first refusal to the Company to purchase shares of the Company that a shareholder proposes to transfer to a third party. The Unanimous Shareholder Agreement includes a formula for establishing the price at which our shares are to be purchased by the Company. For additional information, please see “Item 9 - The Offer and Listing - Offer and Listing Details; Markets” and “Item 10 - Additional Information - Memorandum of Association and Articles of Association - Unanimous Shareholder Agreement” (previously filed in our registration on Form 20-F filed on February 8, 2006 and incorporated herein by reference).

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

However, a Canadian court would generally enforce, in an original action, civil liability predicated on U.S. securities laws provided that those laws that govern the shareholder’s claim according to applicable Canadian law, are proven by expert evidence, are not contrary to public policy as the term is applied by a Canadian court and do not arise from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government, provided that the action is in compliance with Canadian procedural laws and applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. court except, for example, where:

a)	no real or substantial connection can be established between the cause of action and the U.S. court where the judgment was rendered, resulting in the U.S. court having no jurisdiction according to applicable Canadian law;

b)	the judgment was subject to ordinary remedies or subject to appeal, judicial review or any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state;

c)	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

d)	a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

e)	the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy; or

f)	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

ITEM 4.	INFORMATION ON THE COMPANY

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

Principal Capital Expenditures

During the 2008 fiscal year, the Company spent $19.3 million, net of cash acquired, on the acquisition of Nordic Construction, Ltd. as disclosed in note 7(b) to the consolidated financial statements. During the years 2006, 2007, and 2008 the Company spent $52.0 million; $62.0 million; and $47.3 million respectively, on the purchase of property, plant and equipment. No individual expenditure was material. All capital expenditures have been financed through working capital. The Company has no material purchase commitments for capital expenditures, either individually or in aggregate, subsequent to October 31, 2008.

B. Business Overview

General

PCL Employees Holdings Ltd. is a holding company owning 100% of the issued shares of PCL Construction Holdings Ltd., a holding company, which in turn directly or indirectly owns 100% of the issued shares of its significant subsidiaries. 100% of the issued shares of PCL Constructors Bahamas Ltd. are held in trust for PCL Construction Holdings Ltd. and PCL Constructors Inc. PCL Construction Holdings Ltd. indirectly owns 100% of the issued shares of PCL Constructors Inc. The Company’s operations are in the nature of construction services. Those operations are carried out by a number of separate subsidiary companies, operating in different construction or geographic markets.

A number of PCL’s projects can be classified as major construction, involving large quantities of materials, labour, management expertise and capital, in the general areas of: (a) commercial and institutional buildings, including construction of shopping centers, educational facilities, airports, light civil structures, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, seniors’ facilities, and office buildings; (b) construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, forestry projects and power plants; and (c) roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation.

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

Some of the contracts PCL bids on are design/build projects. On design/build projects, contract arrangements are entered into for both the design and the construction of a project. As the contract price is established at a very early stage in the design, PCL has additional exposure in construction costs due to the added detail contained in the final design. In addition, these contracts take on the additional risk of design liabilities during both the construction period and the post construction period. Design/build projects normally earn higher fees commensurate with the additional risk being taken. PCL mitigates its design risk exposure by either subcontracting the responsibility for design to a third party, or through joint venture arrangements, as discussed below.

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

Principal Markets

The following tables set forth reportable operating segment and geographic information for contract revenue for the last three fiscal years for the countries in which the Company currently operates. The Company has four reportable operating segments under Canadian GAAP (2007 and 2006, a fifth industry segment, Heavy Civil, was reportable).

Contract Revenue: Reportable Operating Segments

(millions of dollars)

	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada	Heavy Industrial – U.S.	Heavy Civil	Other	Total	Consolidating Eliminations	Consolidated Total
2008	$2,845	$1,475	$650	$484	$—	$383	$5,837	—	$5,837
2007	2,109	1,444	579	412	509	12	5,065	—	5,065
2006	1,767	1,217	507	258	431	28	4,208	—	4,208

Contract Revenue: Geographic Segments

(millions of dollars)

	Canada	U.S.	Bahamas	Total
2008	$3,495	$2,340	$2	$5,837
2007	2,688	2,365	12	5,065
2006	2,273	1,907	28	4,208

Construction Markets

PCL is engaged in the construction services industry, performing construction services for a broad range of public and private clients in Canada, the United States and the Bahamas. Construction services are performed in the following construction markets:

•

Commercial and institutional buildings including: shopping centers, educational facilities, airports, light civil structures, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, seniors’ facilities, and office buildings.

•

Heavy industrial construction including: manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, forestry projects, power plants and industrial shutdown and maintenance.

•	Heavy civil construction including: roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation.

Principal Operating Locations

PCL has its principal district and operations (*) offices at the following locations listed from east to west by country. At its principal district office, the operating company will have established a permanent location, with a complement of on-site administrative personnel to support daily operations. At an operations office, the operating company will share some of the services necessary to run the business with one of the district offices.

• Halifax, Nova Scotia	• Charlotte, North Carolina*	• Nassau, Bahamas*
• Ottawa, Ontario	• Orlando, Florida
• Toronto, Ontario	• Tampa, Florida
• Winnipeg, Manitoba	• Atlanta, Georgia
• Regina, Saskatchewan	• Minneapolis, Minnesota
• Saskatoon, Saskatchewan*	• Denver, Colorado
• Ft. McMurray, Alberta*	• Vail, Colorado*
• Edmonton, Alberta	• Phoenix, Arizona
• Calgary, Alberta	• Albuquerque, New Mexico*
• Kelowna, British Columbia*	• Las Vegas, Nevada*
• Surrey, British Columbia	• San Diego, California
• Vancouver, British Columbia	• Los Angeles, California
• Bakersfield, California
• Seattle, Washington
• Anchorage, Alaska*
• Honolulu, Hawaii

Seasonality

Certain specializations within the construction industry are highly weather dependent and experience dramatic seasonal swings in activity level. As a result, management of these companies must focus significant attention on cash management and the retention of key staff during the slow periods.

However, due to its size, geographic coverage and diversity of operations, PCL has not historically experienced major seasonal changes in activity. Supporting this statement is the following table that summarizes PCL’s monthly billings for the five year period 2004 – 2008.

PCL Family of Companies

Monthly Billings

Years Ending October 31, 2004 – 2008

(millions of Canadian dollars)

	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct
2004	245.6	230.9	215.3	249.2	260.4	294.1	271.9	241.3	261.6	265.9	256.6	282.6
2005	302.8	265.5	245.3	262.7	319.4	335.8	337.3	324.7	355.6	342.3	408.9	392.0
2006	320.8	331.0	367.5	350.4	403.7	326.1	421.4	424.0	422.9	432.8	443.1	409.7
2007	424.0	398.1	461.0	464.9	433.5	447.1	440.9	439.6	494.7	492.2	472.3	497.1
2008	450.1	354.1	454.4	445.4	506.4	592.8	490.0	523.0	505.9	559.3	625.1	603.7
Five Year Average	$348.7	$315.9	$348.7	$354.5	$384.7	$399.2	$392.3	$390.5	$408.1	$418.5	$441.2	$437.0

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

Assessment of PCL’s Competitive Position

In assessing a contractor’s competitiveness, a number of metrics can be used, including a company’s ability to sustain growth while maintaining profitability. A review of PCL’s competitive position on this basis follows:

Sustained Growth with Profitability

Over the past thirty-one years since its transition to employee ownership, PCL has grown from annual consolidated revenue of $300 million to $5.8 billion, representing a compounded annual growth rate of 10.05%. Every year during that period the Company has been profitable.

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

As of October 31, the backlog of incomplete construction work under contract was as follows:

Total Incomplete at October 31

(millions of dollars)

	2008	2007	2006
Backlog of Work to be Completed	$6,887	$7,189	$5,611

Breakdown By Reportable Operating Segment
Buildings – Canada	$4,129	$4,260	$2,858
Buildings – U.S.	1,618	1,439	1,470
Heavy Industrial – Canada	519	579	338
Heavy Industrial – U.S.	283	459	218
Heavy Civil	—	437	473
Other	338	15	254

Total	$6,887	$7,189	$5,611

Breakdown By Country
Total Canada	$4,648	$4,839	$3,196
Total U.S.	2,239	2,335	2,161
Total Bahamas	—	15	254

Total	$6,887	$7,189	$5,611

The total value of work awarded to the Company over the last five fiscal years is as follows:

Total Value Of Work Awarded

(millions of dollars)

	2008	2007	2006	2005	2004
Competitively Bid	$1,391	$1,987	$2,227	$2,577	$1,743
Negotiated	4,291	4,793	2,349	1,946	1,219
Construction Management	258	366	931	751	1,179

Total Value of Work Awarded	$5,940	$7,146	$5,507	$5,274	$4,141

Material Effects of Government Regulation

Other than in critical areas such as safety, the environment, and U.S. Government (“USG”) contracting, the construction industry as a whole is not highly susceptible to the impacts of government regulation, compared to certain other industries such as energy, mining, and forestry.

We enter into contracts to provide construction services to a number of USG agencies. Since those contracts are funded with U.S. tax dollars, there are numerous U.S. laws and regulations which apply to the award and administration of those contracts. Those laws and regulations are sometimes complex. Of particular importance are: the Procurement Integrity Act, the purpose of which is to maintain a fair and balanced environment during the bid and award phase of a USG procurement; the Federal Acquisition Regulation, a collection of rules governing almost all aspects of the acquisition process; and the False Claims Act, which establishes liability from the improper receipt or avoidance of payment to the USG, such as the submission of a false invoice or a false request for progress payment to the USG, with penalties ranging from a monetary penalty for each false claim submitted, to suspension or debarment.

In accordance with our Code of Conduct (filed with the Securities and Exchange Commission as an exhibit to this Annual Report on Form 20-F, and may be accessed through the Commission’s EDGAR database by visiting www.sec.gov), PCL complies with the laws and regulations of the jurisdictions in which it conducts its operations, competing on a level playing field with the competition. Also, in relation to the total number of salaried staff in the Company, and the size of the equipment fleet, there are relatively few cross-border transfers of staff or equipment that would be subject to government regulation or controls.

C. Organizational Structure

PCL Employees Holdings Ltd. is a holding company owning 100% of the issued shares of PCL Construction Holdings Ltd. which in turn directly or indirectly owns 100% of the issued shares of its significant subsidiaries. 100% of the issued shares of PCL Constructors Bahamas Ltd. are held in trust for PCL Construction Holdings Ltd. and PCL Constructors Inc. PCL Construction Holdings Ltd. indirectly owns 100% of the issued shares of PCL Constructors Inc. The Company’s significant subsidiaries are listed below:

Subsidiary Name	Jurisdiction of Incorporation	Percentage of Common Share Ownership
PCL Construction Group Inc.	Alberta, Canada	100%
PCL Construction Holdings Ltd.	Alberta, Canada	100%
PCL Construction Management Inc.	Alberta, Canada	100%
PCL Construction Resources Inc.	Alberta, Canada	100%
PCL Constructors Bahamas Ltd.	Nassau, Bahamas	100%
PCL Constructors Canada Inc.	Alberta, Canada	100%
PCL Constructors Inc.	Alberta, Canada	100%
PCL Constructors Northern Inc.	Alberta, Canada	100%
PCL Constructors Westcoast Inc.	Alberta, Canada	100%
PCL Industrial Constructors Inc.	Alberta, Canada	100%
PCL Industrial Management Inc.	Alberta, Canada	100%
PCL Intracon Power Inc.	Alberta, Canada	100%
Grand Sierra Equipment Ltd.	Alberta, Canada	100%
Melloy Industrial Services Inc.	Alberta, Canada	100%
Monad Industrial Constructors Inc.	Alberta, Canada	100%
Health Partners Ottawa Ltd.	Alberta, Canada	100%
Health Partners Kingston Ltd.	Alberta, Canada	100%
PCL Capital Inc.	British Virgin Islands	100%
4102410 Canada Inc.	Northwest Territories, Canada	100%
GHI Holdings, Inc.	Colorado, U.S.A.	100%
PCL Construction Enterprises, Inc.	Colorado, U.S.A.	100%
PCL Civil Constructors, Inc.	Colorado, U.S.A.	100%
PCL Construction Resources (U.S.A.) Inc.	Colorado, U.S.A.	100%
PCL Construction Services, Inc.	Colorado, U.S.A.	100%
PCL Industrial Services, Inc.	Colorado, U.S.A.	100%
Teton Industrial Construction, Inc.	Colorado, U.S.A.	100%
PCL Construction New Mexico, Inc.	New Mexico, U.S.A.	100%
PCL Construction, Inc.	Colorado, U.S.A.	100%
Nordic PCL Construction, Inc.	Hawaii, U.S.A.	100%

D. Property, Plant and Equipment

The Company has 63 permanent facilities located throughout Canada and the United States, 26 of which are owned facilities and 37 of which are leased facilities. The Company also leases several short term, project duration facilities. Since construction projects are inherently temporary and location-specific, the Company owns approximately 408 portable offices, shops, and transport trailers. The Company also has a large construction equipment fleet, including approximately 830 trucks and pickups and 144 tower and mobile cranes.

As at the end of fiscal 2008, the book value of the Company’s property, plant and equipment were as follows:

Book Value

(in thousands of dollars)

2008
Land & Buildings	$77,325
Construction Equipment	61,784
Vehicles	13,350
Computers	6,403
Office Equipment	4,346

$163,208

Edmonton and Area Land and Buildings

PCL Business Park, Edmonton, Alberta

The PCL Business Park consists of a 18.3 acre business park in south central Edmonton totaling 223,752 s.f. in office and warehouse space, utilized as follows:

•	PCL’s Corporate Office (65,645 s.f – office)

•	Edmonton District Office (30,586 s.f. – office)

•	Heavy Industrial Main Office (34,086 s.f. – office)

•	PCL Resources’ Office (14,840 s.f. – office; 4,458 s.f. – warehouse)

•	Intracon Office (7,500 s.f. – office; 2,010 s.f. – warehouse)

•	PCL File Storage Building (7,326 s.f. – warehouse)

•	Space leased to third parties (15,412 s.f. – office; 37,249 s.f. – warehouse)

•	Vacant space (1,920 s.f. – office; 2,720 s.f. – warehouse; 5.7 acres – yard)

PCL Industrial Fabrication Facility and Module Assembly Yard, Nisku, Alberta

Located approximately 24 kilometres (15 miles) south of Edmonton, the combined facility consists of 19,080 s.f. of office space, a 125,240 s.f. state-of-the-art piping fabrication facility located on 13.3 acres, plus a nearby additional 31.3 acres for the assembly of large industrial piping and equipment modules.

Other Edmonton and Area

•	Resources Yard and Repair Facility; Nisku, Alberta (6,240 s.f. – office; 16,198 s.f. – shop; 13,942 s.f. – warehouse; 12.9 acres – yard; 7,763 s.f. – ancillary buildings)

•	Melloy Industrial; Nisku, Alberta (9,208 s.f. – office; 14,252 s.f. – shop; 5.0 acres – yard)

•	Remington Module Yard Land; Nisku, Alberta (41.8 acres – yard)

Other Canadian Land and Buildings

•	Regina District Office; Regina, Saskatchewan (10,900 s.f. – office; 4,805 s.f. – shop; 3,200 s.f. – warehouse; 2.2 acres – yard)

•	Calgary District Office; Calgary, Alberta (33,916 s.f. – office)

•	Calgary Yard and Shop; Calgary, Alberta (1,800 s.f. – office; 6,085 s.f. – shops; 6.1 acres – yard)

•	Winnipeg District Office; Winnipeg, Manitoba (14,476 s.f. – office; 3,600 s.f. – warehouse; 8,866 s.f. – space leased to third parties)

•	Ottawa District; Nepean, Ontario (22,969 s.f. – office; 700 s.f. – warehouse)

•	BC District Yard; Surrey, British Columbia (2,080 s.f. – office; 4.3 acres – yard)

U.S. Land and Buildings

•	Minneapolis District Office; Burnsville, Minnesota (19,902 s.f. – office; 1,902 s.f. – warehouse; 5,098 s.f. – leased to a third party; 2.8 acres – yard)

•	Teton Industrial District Office; Alpharetta, Georgia (10,000 s.f. shop; 5.0 acres – yard; Vacant – (13,641 s.f. – office; 5,705 s.f. – warehouse; 2.7 acres – yard))

•	PCL Industrial Services District Office and Warehouse; Bakersfield, California (51,639 s.f. – office/warehouse; 21.7 acres – yard)

•	Waipahu, Hawaii (12,470 s.f. – office)

None of the listed properties is mortgaged.

In addition to the owned properties listed above, the Company also leases space for district and operations offices and yards in the following locations:

•	Richmond, B.C. (24,600 s.f. – office)

•	Surrey, B.C. (7,504 s.f. – office; 6,248 s.f. – warehouse; 4.3 acres – yard)

•	Kelowna, B.C. (7,040 s.f. – office; 1,360 s.f. – shop)

•	Saskatoon, Saskatchewan (6,000 s.f. – office; 12,000 s.f. – warehouse)

•	Edmonton, Alberta (17,836 s.f. – office)

•	Fort McMurray, Alberta (1,144 s.f. – office)

•	Winnipeg, Manitoba (3,611 s.f. – office)

•	Toronto, Ontario (52,271 s.f. – office; 2,000 s.f. – warehouse; 2.0 acres – yard)

•	Ottawa, Ontario (1.4 acres – yard)

•	Halifax, Nova Scotia (9,497 s.f. – office)

•	Minneapolis, Minnesota (1,100 s.f. office; 79,700 s.f. warehouse)

•	Denver, Colorado (32,296 s.f. – office; 1,800 s.f – warehouse; 4.0 acres – yard)

•	Phoenix, Arizona (13,076 s.f. – office; 2.0 acres – yard)

•	Tampa, Florida (16,572 s.f. – office; 11.0 acres – yard)

•	Orlando, Florida (17,834 s.f. – office; 1.0 acres – yard)

•	Seattle, Washington (35,647 s.f. – office; 2.0 acres – yard)

•	Glendale, California (17,619 s.f. – office; 1.8 acres – yard)

•	San Diego, California (9,442 s.f. – office)

•	Honolulu, Hawaii (16,917 s.f. – office)

•	Alpharetta, Georgia (26,907 s.f. – office)

•	Rock Falls, Illinois (600 s.f. – office)

•	Las Vegas, Nevada (3,840 s.f. – office)

•	Charlotte, North Carolina (3,258 s.f. – office)

•	Bakersfield, California (10.0 acres – yard)

The Company does not have any significant unutilized space in any of its leased or owned premises.

The Company is not aware of any material environmental issues which may affect the utilization of these assets.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

The Company operates in the construction industry and performs construction services in Canada, the United States and the Bahamas for a wide variety of public and private clients. The Company’s operations are categorized into four industry segments: Buildings – Canada, Buildings – U.S., Heavy Industrial – Canada, and Heavy Industrial – U.S. (2007 and 2006 – a fifth industry segment, Heavy Civil, was reportable). The Buildings segments performs construction services for commercial and institutional buildings, including construction of shopping centers, educational facilities, airports, light civil structures, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, seniors’ facilities, and office buildings. The Heavy Industrial segments performs construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, forestry projects and power plants. The Heavy Civil segment performs construction services for roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation.

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

Summary: Operating Results

(millions of dollars)

	2008	2007	2006
Contract revenues	$5,837.4	$5,065.3	$4,208.3
Contract costs	4,984.0	4,469.7	3,722.8
Gross profit on contracts	853.4	595.6	485.5
Indirect and administrative expenses – Canadian GAAP	443.6	354.2	287.2
Indirect and administrative expenses – U.S. GAAP	450.8	359.3	289.9
Gain on disposal of property, plant and equipment	1.2	1.6	2.3
Operating profit – Canadian GAAP	411.0	243.0	200.6
Operating profit – U.S. GAAP	403.8	237.9	197.9
Other income (expense)(1)	(34.2)	70.3	31.7
Earnings before income taxes – Canadian GAAP	376.8	313.3	232.3
Earnings before income taxes – U.S. GAAP	369.7	308.2	229.6
Income taxes – Canadian GAAP	134.8	92.1	63.1
Income taxes – U.S. GAAP	134.8	92.1	62.8
Net earnings – Canadian GAAP	242.0	221.2	169.2
Net earnings – U.S. GAAP	234.8	216.1	166.8

Notes:

(1)	Sources of revenue for the “other” category are derived mainly from investing activity and foreign exchange gains or losses on U.S. dollar- denominated bank loans.

Operating Segments

(millions of dollars)

	Reportable Segments
	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada	Heavy Industrial – U.S.	Other	Total	Consolidating Eliminations	Consolidated Total
2008
Contract revenues	$2,845.4	$1,475.1	$650.0	$483.9	$383.0	$5,837.4	$—	$5,837.4
Contract costs	(2,513.8)	(1,354.4)	(532.5)	(379.0)	(327.8)	(5,107.5)	123.5	(4,984.0)

Gross profit	331.6	120.7	117.5	104.9	55.2	729.9	123.5	853.4
Indirect and administrative expenses and gain on disposal of PP & E	(48.3)	(39.6)	(28.8)	(12.9)	(10.2)	(139.8)	(302.6)	(442.4)

Operating profit	$283.3	$81.1	$88.7	$92.0	$45.0	$590.1	$(179.1)	$411.0

Total Assets	$1,263.8	$501.5	$214.6	$241.2	$171.8	$2,392.9	$681.8	$3,074.7

	Reportable Segments
	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada	Heavy Civil	Heavy Industrial – U.S.	Other	Total	Consolidating Eliminations	Consolidated Total
2007
Contract revenues	$2,109.4	$1,443.8	$578.5	$509.3	$411.9	$12.4	$5,065.3	$—	$5,065.3
Contract costs	(1,865.4)	(1,338.5)	(474.0)	(468.3)	(375.9)	(13.1)	(4,535.2)	65.5	(4,469.7)

Gross profit	244.0	105.3	104.5	41.0	36.0	(0.7)	530.1	65.5	595.6
Indirect and administrative expenses and gain on disposal of PP & E	(44.1)	(31.5)	(25.7)	(10.5)	(10.5)	(0.2)	(122.5)	(230.1)	(352.6)

Operating profit	$199.9	$73.8	$78.8	$30.5	$25.5	$(0.9)	$407.6	$(164.6)	$243.0

Total Assets	$859.8	$362.4	$229.2	$149.5	$133.9	$14.8	$1,749.6	$513.6	$2,263.2

2006
Contract revenues	$1,766.9	$1,217.5	$506.7	$431.4	$258.0	$27.8	$4,208.3	$—	$4,208.3
Contract costs	(1,587.4)	(1,154.0)	(391.3)	(395.1)	(230.0)	(16.1)	(3,773.9)	51.1	(3,722.8)

Gross profit	179.5	63.5	115.4	36.3	28.0	11.7	434.4	51.1	485.5
Indirect and administrative expenses and gain on disposal of PP & E	(40.4)	(29.2)	(20.9)	(9.2)	(7.5)	(0.2)	(107.4)	(177.5)	(284.9)

Operating profit	$139.1	$34.3	$94.5	$27.1	$20.5	$11.5	$327.0	$(126.4)	$200.6

Total Assets	$661.4	$308.0	$222.9	$130.2	$85.8	$12.2	$1,420.5	$429.1	$1,849.6

Information concerning principal geographic areas is as follows:

Contract Revenues

(millions of dollars)

	2008	2007	2006
Canada	$3,495.4	$2,688.0	$2,273.6
United States	2,340.0	2,365.0	1,906.8
Bahamas	2.0	12.3	27.9

Total	$5,837.4	$5,065.3	$4,208.3

Long-lived Assets

(millions of dollars)

	2008	2007	2006
Canada	$103.4	$101.8	$87.6
United States	69.1	40.0	36.4

Total	$172.5	$141.8	$124.0

Long-lived assets consist of property, plant and equipment and intangible assets.

Results of Operations: Consolidated

Contract revenues

New work securement dropped significantly in 2008 to $5.9 billion from the record set in 2007 of $7.1 billion. This was due primarily to the financial turmoil most markets experienced in 2008 resulting in project delays and cancellations. During the fiscal year, the Company had three projects experience financing disruptions resulting in two unpaid contract receivables and one project which required project financing assistance from the Company. In addition, three projects were downsized and several heavy industrial projects in Canada have been delayed a minimum of one year. The distribution of new work securement showed the largest decreases amongst the Buildings – Canada and Heavy Industrial – Canada segments, down $652 million and $338 million respectively. The Buildings – U.S. segment was up $378 million, due in part to the acquisition of Nordic Construction Ltd., and both the Heavy Civil and the Heavy Industrial – U.S. segments showed decreases of $98 million and $302 million respectively. The decrease in new work has resulted in a slight decrease in backlog of $302 million from the previous backlog record at October 31, 2007 of $7.2 billion. The Company had set progressively higher new work securement records in each of the years 2005, 2006 and 2007. This has translated into higher contract revenues in each of the years 2008, 2007, and 2006. Contract revenues in 2008 increased $772 million (15.2%) as compared to 2007. Contract revenues in 2007 increased $857 million (20.4%) as compared to 2006. Revenue attributable to the Company’s operations in the United States decreased slightly by $25 million (1.1%) in 2008 as compared to 2007 due entirely to the stronger average Canadian dollar in fiscal 2008 compared to the average United States dollar (5.6% strengthening). United States contract revenues in United States dollars increased $104 million in 2008. United States contract revenues increased $458 million (24.0%) in 2007 as compared to 2006. This increase in United States contract revenues is despite devaluation of the average United States dollar against the average Canadian dollar of 3.5% in fiscal 2007. United States contract revenues in 2008 were up in 6 operations and down in 5 operations. The increase in United States contract revenues in 2007 was due to increases in revenues in all but two of the U.S. operations. Canadian contract revenues in 2008 increased $808 million over 2007 and increased $414 million in 2007 over 2006. Canadian revenues in 2008 increased primarily to increases in Ontario ($514 million) and Alberta ($264 million) operations. The increase in 2007 Canadian revenues was due primarily to increases in the Ontario ($172 million) and British Columbia ($144 million) operations.

Contract Costs and Gross Profit

The Company only includes construction claims in revenue when the amount can be reasonably estimated and recovery of the claim is probable, such as when the claim is resolved or collected. As such, contract revenues and gross profits can fluctuate from year to year depending on the timing of the award or receipt of outstanding construction claims.

Gross profits have increased $258 million (43.3%) in 2008 and $110 million (22.7%) in 2007. The gross profit as a percentage of contract revenues increased to 15.2% in 2008 as compared to 11.8% in 2007. This increase was due primarily to the Heavy Industrial – U.S. segment which saw its gross profit as a percentage of contract revenues increase to 21.7% in 2008 from 8.7% in 2007. This increase was due almost entirely to the resolution of the Vineyard, Utah power plant project claim which resulted in a $30 million payment to the Company for which the contract costs had been incurred in fiscal 2006 and 2007. The gross profit as a percentage of contract revenues remained relatively consistent at 11.8% in 2007 as compared to 11.5% in 2006.

Indirect and Administrative Expenses

Indirect and administrative expenses fluctuate with the timing of new work. Salaried project personnel are charged to projects to which they are assigned. Upon project completion if salaried project personnel are not immediately assigned to another project they are charged to indirect and administrative expenses.

In 2008, indirect and administrative expenses increased $89.4 million. This increase was due primarily to a $60.6 million increase in bonuses paid to employees as a result of increased Company profits and an increase in salary expense of $19.0 million resulting from an increase of 368 salaried staff. The other significant increase was a $4.1 million increase in interest expense as a result of the increase in bank loans. Operating segment indirect and administrative expenses increased $17.2 million (14.0%) and is consistent with the increase in contract revenues.

In 2007, indirect and administrative expenses increased $67.0 million. This increase was due primarily to a $35.8 million increase in bonuses paid to employees as a result of increased Company profits and an increase in salary expense of $11.8 million resulting from an increase of 759 salaried staff. Other significant increases include an increase in amortization expense of $7.1 million due to the large net additions to plant and equipment, as well as the $6.7 million increase in interest expense as a result of the increase in bank loans. Operating segment indirect and administrative expenses increased $15.2 million and is attributable to the increase in contract revenues.

Other Income

Other income consists of interest income earned on cash and cash equivalents and short-term deposits, foreign exchange gains and losses, gains or losses on marketable securities and equity in earnings of limited liability companies and limited partnerships.

Interest income decreased $17.1 million despite an increase in cash and cash equivalents and short-term deposits of $444.6 million. This decrease was due primarily to a decrease in the weighted average Canadian and United States prime rates of 1.28% and 2.98% respectively. In 2007, interest income increased $11.2 million due to an increase in cash and cash equivalents and short-term deposits of $90 million and increases in the Canadian and United States weighted average prime rates of .51% and .43% respectively. The Company experienced a foreign exchange loss of $53.8 million in 2008 on the Company’s U.S. dollar denominated debt due to a weakening of the fiscal year-end exchange rate of 27.5% and the increase in the Company’s U.S. dollar denominated debt. In 2007 and 2006 the Company experienced a foreign exchange gain of $32.0 million and $3.4 million respectively. The improvement of the fiscal year-end exchange rate for 2007 and 2006 was 15.9% and 4.9% respectively. In 2008 and 2007 the Company recognized a loss of $1.7 million and a gain of $2.8 million, respectively, on the sale of marketable securities. In 2008 and 2007 the Company recognized $0.5 million and $1.0 million, respectively, from equity in earnings of limited liability companies and limited partnerships.

Income Taxes

The effective income tax rate for fiscal 2008 is 35.8% (29.4% in 2007; 27.2% in 2006). The effective rate for 2008 differs from the combined Federal and Provincial or State statutory income tax rate of 34% (35% in 2007; 34% in 2006) primarily as a result of non-taxable capital losses and gains, the recognition of previously unrecognized temporary differences and other changes in estimates, and enacted future tax rate reductions.

Results of Operations: Buildings – Canada

Contract revenues

Contract revenues increased $736 million (34.9%) due primarily to increases in Ontario ($514 million) and Alberta ($192 million).

Contract revenues increased $343 million (19.4%) in 2007 due primarily to increases in the Ontario ($172 million) and British Columbia ($144 million) operations and the continuation of strong markets in the balance of Western Canada.

Contract Costs and Gross Profit

Gross profit for this segment has increased in each of the last three years up $87.7 million in 2008, $64.5 million in 2007 and $64.5 million in 2006 due primarily to an overall strengthening of this market, particularly Western Canada and Ontario, and a larger proportion of design/build construction projects which is resulting in gross profit increases. As disclosed in “Item 4B – Information on the Company – Business Overview” design/build projects normally earn higher fees commensurate with the additional risk being taken. Gross profit for the Buildings – Canada segment has averaged 11.2% of contract revenues over the past three years. Gross profit as a percentage of contract revenues was 0.5% higher in 2008 and 0.4% higher in 2007 than the three year average. This difference was primarily due to the increase in project gross profits as discussed.

Indirect and Administrative Expenses

Indirect and administrative expenses were 1.7% of contract revenues in 2008 as compared to 2.1% in 2007 and 2.3% in 2006. Indirect and administrative expenses as a percentage of contract revenues have decreased due entirely to the increase in contract revenues without a proportionate increase in indirect and administrative expenses as most of the additional required salaried personnel have been charged directly to project costs.

Results of Operations: Buildings – U.S.

Contract revenues

Contract revenues increased $31.3 million in 2008. Contract revenues increased in Hawaii, Washington, and Colorado and decreased in California and Florida. Contract revenues increased in 2007 by $226 million (18.6%) to $1.4 billion. This increase was due to an increase in revenues in all but two markets.

Contract Costs and Gross Profit

The 2008 gross profit percentage increased significantly to 8.2% from 7.3% in 2007. This increase was due primarily to an overall strengthening of this market segment, an increase in the amount of self-perform work and a larger proportion of design/build construction projects which is resulting in gross profit increases. As disclosed in “Item 4B – Information on the Company – Business Overview” design/build projects normally earn higher fees commensurate with the additional risk being taken. Gross profit percentage in 2008 and 2007 was slightly higher than the three year average of 7.0% due also to the reasons discussed above.

Indirect and Administrative Expenses

Indirect and administrative expenses as a percentage of contract revenues increased to 2.7% in 2008 after having dropped to 2.2% in 2007 and 2.4% in 2006. 2008 indirect and administrative expenses as a percentage of revenues are higher than 2007 due to the acquisition of Nordic Construction Ltd., the placing of unassigned project people into overhead in the operations which seen decreases in contract revenues during the year and the opening of the operations office in Charlotte, North Carolina.

Results of Operations: Heavy Industrial – Canada

Contract revenues

Contract revenues in the Heavy Industrial – Canada segment in 2008 and 2007 were up $71.5 million (12.4%) and $71.9 million (14.2%). The 2008 increase was due primarily to the completion of a significant oil sands project near Fort McMurray, Alberta and working on a large oil sands upgrader project near Fort Saskatchewan, Alberta. Contract revenues in 2007 were derived primarily from oil sands projects near Fort McMurray and Cold Lake, Alberta, and an ethanol project in Minnedosa, Manitoba.

Contract Costs and Gross Profit

Gross profit in the Heavy Industrial – Canada segment was up $13.0 million in 2008 as compared to a decrease of $10.8 million in 2007. Gross profit in 2008 increased in proportion to the increase in contract revenues with gross profit as a percentage of contract revenues remaining constant at 18.1%.

Indirect and Administrative Expenses

Indirect and administrative expenses increased $3.1 million (11.8%) in 2008 and $4.9 million (23.6%) in 2007. These increases were due primarily to the 12.4% and 14.2% respective increase in contract revenues. Indirect and administrative expenses as a percentage of revenue remained consistent at 4.4% as compared to 4.5% in 2007.

Results of Operations: Heavy Industrial – U.S.

Contract revenues

Contract revenues in the Heavy Industrial – U.S. segment in 2008 and 2007 were up $72.0 million (17.5%) and $154.0 million (59.7%) respectively. Both the operations based in Atlanta, Georgia and the operations located in Bakersfield, California set contract revenue records in 2008 making it the fifth straight year that these operations have set contract revenue records. The Atlanta operations contract revenues have been derived primarily from a new cement plant as well as two electricity generation projects. The Bakersfield operations contract revenues were derived primarily from the strong oil & gas sector in the Bakersfield area.

Contract Costs and Gross Profit

Gross profit in the Heavy Industrial – U.S. segment was $104.9 million up $68.9 million (191.4%) from 2007. Gross profit as a percentage of contract revenues has increased from 8.7% in 2007 to 21.7% in 2008. The three year average gross profit percentage is 14.6%. As discussed above, this increase is due almost entirely to the resolution of the Vineyard, Utah power plant project claim which resulted in a $30 million payment to the Company for which the contract costs had been incurred in fiscal 2006 and 2007.

Indirect and Administrative Expenses

Indirect and administrative expenses increased $2.4 million (23.1%) in 2008 and $2.9 million (39.1%) in 2007. Indirect and administrative expenses as a percentage of contract revenues have averaged 2.7% over the last three fiscal periods. Indirect and administrative expenses as a percentage of revenue was 2.7% in 2008 and 2.5% in 2007 remaining very comparable to the three year average.

B. Liquidity and Capital Resources

Below is a brief summary of the Company’s financial position for the last two fiscal years ending October 31st. For more detailed information, please see the consolidated financial statements attached to this report.

(in millions of dollars except shares outstanding)	2008	2007
Working capital	$491.4	$311.5
Shareholders’ Equity – Canadian GAAP	790.2	583.9
Redeemable Common Stock – U.S. GAAP	773.9	567.0
Shares Outstanding as at Oct. 31(1)	24,374,062	20,688,637

Notes:

(1)	This represents the total of all Class 1, 2, 3 and 4 common shares of the Company.

Financial Condition

As at October 31, 2008, the Company held $1,068 million in cash and cash equivalents, an increase of $478.6 million. This increase is due to the increase in cash provided from operations ($421.5 million), decrease in short term deposits ($34.1 million), net proceeds of bank loans ($140.2 million), net issuance of capital ($84.6 million), and unrealized foreign exchange loss ($66.0 million) offset primarily by the purchase of Nordic Construction Ltd. ($19.3 million), purchase of property, plant and equipment ($47.3 million) and the payment of dividends ($177.6 million).

Cash provided from operations increased $182.2 million to $421.5 million at October 31, 2008 compared to $239.3 million at October 31, 2007. This increase is due primarily to the increase in net earnings ($20.9 million), the change in future income taxes ($14.3 million), and the net change in operating accounts ($126.7 million). Cash provided by or used for operations can vary from year to year depending on the mix of contract types, contract terms, and their stage of completion.

Included in cash and cash equivalents is $253.8 million (2007 – $70.0 million) pledged in favor of a bank for the Company’s US dollar denominated bank loans. These bank loans (2008 – $301.1 million; 2007 – $202.2 million) are used exclusively to minimize changes in the value of the United States operations as a result of currency exchange fluctuations, are renewed every 30 to 365 days and are covered by a syndicated credit facility. Interest on these loans is designed to vary with the bank’s United States’ Base Rate or the London Interbank Offered Rate plus 0.33% at the Company’s option. During 2008 the Company increased its borrowings under these credit facilities by $98.9 million to reflect the increase in net assets of the operations in the United States.

Short-term deposits decreased $34.0 million to $177.1 million in 2008 from $211.1 million in 2007. Included in short-term deposits is $59.6 million (2007 – $132.5) pledged in favor of a bank for the Company’s US dollar denominated bank loans.

Long-term investments held by the Company increased in 2008 and 2007 by $8.3 million and $45.6 million, respectively. The 2008 increase was due to an investment in held to maturity investments of $21.8 million net of a decrease in marketable securities of $13.5 million due to net realized and unrealized losses. The 2007 increase was due primarily to an additional investment in marketable securities of $35 million. The remainder of the increase for 2007 was due to net realized and unrealized gains.

Cash flow used by investing activities, net of short-term deposit and marketable securities activities, was $85.8 million and $63.1 million in 2008 and 2007 respectively. The major use of cash flow is the purchase of property, plant and equipment and the business acquisition. Cash flow used to acquire property, plant and equipment in 2008 was $47.3 million and $62.0 million in 2007. In 2008, the Company used $19.3 million for the acquisition of Nordic Construction Ltd.

Cash flow of $47.3 million was provided by financing activities in 2008 versus a use of $18.0 million in 2007. The Company increased its bank loans by $140.2 million in 2008 and $68 million in 2007. Net issuance of share capital provided cash of $84.6 million and $60.4 million in 2008 and 2007 respectively offset by the payment of dividends of $177.6 million in 2008 and $161.7 million in 2007. These amounts are determined by the Board of Directors and are paid in February of each year.

Liquidity

The Company has access to lines of credit in the amount of $355.9 million, in addition to the U.S. dollar denominated bank loans see “Financial Condition” section above. At October 31, 2008 the Company has utilized $186.7 million (2007 – $73 million) of these lines of credit, all in the form of letters of credit. Working capital as at October 31, 2008 is $491.4 million which represents an increase of $179.9 million over 2007’s working capital of $311.5 million.

Issuance of share capital provides a source of liquidity for the Company. Shares are normally offered to eligible salaried employees in March or April of each year. The Company repurchased all shares of employees terminated in the year and while there is no obligation to do so, generally repurchases shares of active employees at the employee’s request. As mentioned above, cash proceeds from issuance of share capital less repurchases was $84.6 million and $60.4 million in 2008 and 2007 respectively.

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

D. Trends and Uncertainties

Management believes that the Company is well positioned for the near term. In 2008, the Company experienced new work attainment of $5.9 billion (2007 – $7.1 billion), and at the end of 2008, the Company had a backlog (which is anticipated revenue from uncompleted contracts) of $6.9 billion (2007 – $7.2 billion). These achievements provided a strong starting point for 2009 and beyond.

However, as noted under “Item 3 – Risk Factors”, recent global economic developments, including the financial crisis and the dramatic decreases in oil prices, have resulted in slow downs in demand for our services in all of our principal markets. Credit and/or financing is very hard to find and, when available, interest rates on such financing now carry a premium compared to the last number of years. This has put pressure on private developers trying to find financing and will likely put pressure on the Public-Private Partnership delivery models that we have been participating in (as discussed below) as the spread between interest rates for government lending and private sector lending have increased dramatically and the availability of financing to the private sector has reduced. The diversification of our operating segments, along with the long-term nature of our construction contracts already in progress, offset immediate impacts from these economic changes, but there can be no assurances that new work securement, and our business overall, will not be impacted if there is a prolonged slow down in our principal markets.

The Company continues to benefit from large bonding capacity enabling it to bid on work not accessible to many smaller construction firms. This will continue to be a strong driver in the Company’s growth and its ability to compete. Bonding of contractor performance and payment obligations is a standard practice with construction owners and their lenders, who are contracting on a fixed price basis, to ensure that there is sufficient capital available for the contractor to fulfill its obligations. PCL’s backlog of bonded work varies significantly depending on the economic cycles and the mix of fixed price contracts versus reimbursable contracts PCL obtains. Our equity, working capital and operating track record have enabled us to secure bonding capacity to operate with a total backlog of work exceeding $9.5 billion.

The Company continues to bid projects as Public-Private Partnerships (defined by The Canadian Council for Public-Private Partnerships as “a cooperative venture between the public and private sectors, built on the expertise of each partner, that best meets clearly defined public needs through the appropriate allocation of resources, risks and rewards”) where PCL has participated as a design build contractor and has been successful in this evolving market already securing projects worth approximately $1.8 billion. However, we have recently encountered difficulty in closing projects that employ the Public-Private Partnership delivery models because of the difficulty in finding sufficient financing, due to the financial crisis discussed above. There can be no assurance that we will be able to secure new work under the Public-Private Partnership delivery models during this financial crisis.

Diversity in both geographic location and construction markets continues to be essential in the global economy. Cyclical demand for construction services is typical of the industry and operations can also be adversely affected by shortages of labor and supplies, adverse weather conditions, government spending constraints and the Company’s ability to obtain bonding.

E. Off-Balance Sheet Arrangements

For the Company’s joint venture activity it is contingently liable at October 31, 2008 for $16.4 million (2007 – $27.2 million) for the other joint venture participants’ share of liabilities, net of security by way of letters of credit and cross-company guarantees, should the other joint venture participants not be able to satisfy them.

Management believes that the contingent joint venture liabilities will not have a materially adverse effect on the Company’s financial position, results of operations, or liquidity.

F. Contractual Obligations

(thousands of dollars)	Payment due by period
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5years	More than 5 years
Bank loans	$301,125	$301,125	$—	$—	$—
Interest commitments on bank loans(2)	4,879	4,879	—	—	—
Bank loans relating to build-interim finance construction contracts(3)	50,106	36,124	9,970	4,012	—
Interest commitments on bank loans relating to build-interim finance construction contracts(4)	21,481	3,806	1,299	16,376	—
Operating lease obligations	65,734	7,118	23,328	15,096	20,192
Employer contributions to defined benefit pension plan(5)	65	65	—	—	—
Purchase commitments(6)	—	—	—	—	—

Total	$443,390	$353,117	$34,597	$35,484	$20,192

Notes:

(1)	The table above does not include contracts with subcontractors and suppliers because, in the event of termination of the prime contract for convenience by the owner, the Company generally has the right to cancel its subcontracts and purchase orders in relation to that prime contract by paying costs or damages of the subcontractor or supplier resulting directly from the termination of the subcontract or purchase order or by paying such amounts as the Company recovers from the owner.
(2)	Interest rates on the bank loans vary with the bank’s U.S. Base Rate or the London Interbank Offered Rate (LIBOR) plus 0.33% at the Company’s option. The Company has chosen the LIBOR rate plus 0.33% on all bank loans. The Company has assumed that the LIBOR rate will be at an average of 1.29% over the remaining terms of the loans, and has prepared its estimate of interest commitments for these loans on this basis.
(3)	The Company has financing arrangements in relation to certain build-interim finance construction contracts. The total financing available under these financing arrangements is $232,109. The financing arrangements have maturity dates that correspond with the dates of substantial completion of the related construction contracts.
(4)	The total financing available under these financing arrangements is $102,297 at an interest rate equal to the Canadian Dollar Offered Rate plus 1.00% and $129,812 at an interest rate equal to the Bankers Acceptances Rate plus 1.40%. The interest commitments have been determined based on the predefined drawdown schedules contained in the financing arrangements. The Company has assumed that the Canadian Dollar Offered Rate will be at an average of 4.26% and that the Bankers Acceptances Rate will be at an average of 4.37%.
(5)	The Company’s best estimate of contributions to be paid to the defined benefit pension plan during the year ending October 31, 2009 is $65. The Company is unable to estimate what its contributions will be under the plan in years subsequent to October 31, 2009, and therefore has not included any contributions related to the plan for these years in the table above.
(6)	The Company has no material purchase commitments for capital expenditures, either individually or in aggregate, subsequent to October 31, 2008.

The bank loans noted above represent U.S. dollar denominated bank loans used exclusively to minimize changes in the value of the United States operations as a result of currency exchange fluctuations and are renewed every 30 to 365 days. Cash equivalents and short-term deposits are held by the Company which offset these loans and are hypothecated in favor of the bank.

The financing arrangements in relation to certain build-interim finance construction contracts noted above are secured by the related construction contracts, along with the assets and shares of certain wholly-owned subsidiaries of the Company directly contracted to carry out the related construction. The Company has entered into agreements with its customers and lenders in relation to these construction contracts such that the Company’s customers will make payments on the trade accounts receivable owed to the Company directly to the Company’s lenders to satisfy the amounts outstanding under the financing arrangements.

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

On all contracts in process where current estimates indicate an ultimate loss, the full amount of the estimated loss is recognized. Construction claims by the Company are included in revenue when the amount can be reasonably estimated and recovery of the claim is probable, such as when the claim is resolved or collected. Insurance claims are recorded when it is determined that the claim is covered under an existing insurance policy and collection is reasonably assured.

Revisions to project forecasts are made on a periodic basis by individual project managers responsible for each project, using actual costs to date and forecasting software developed by the Company. In addition, representatives of senior management are involved in assessing project forecasts at least annually during the year-end district review process. In general, this combination of review procedures results in accurate forecasts of total project costs, which helps to ensure that any unforeseen project costs do not result in material impacts to forecasted project profit.

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

Joseph D. Thompson – 75

Edmonton, Alberta, Canada

Joined Poole Construction Limited (a predecessor to PCL) in 1967. During his 40+ years with PCL and its predecessor, he has progressively held positions such as chief engineer, district manager, regional manager, president and chief executive officer and chairman, before assuming his present position in 1997 as Chairman of the Board of PCL Employees Holdings Ltd., chairman of PCL Employees Holdings Ltd. – Human Resource, Compensation and Nominating Committee and a member of the PCL Employees Holdings Ltd. Audit Committee. Mr. Thompson also currently serves as board member of Eleven Engineering Inc., a fabless semiconductor company specializing in wireless baseband processors and digital wireless audio modules; a not-for profit organization, Merit Contractors Association, that provides its members with a benefits plan in the Canadian construction industry; and a registered charity, the Royal Alexandra Hospital Foundation. On November 1, 2009, Mr. Thompson will step down as Chairman of the Boards of PCL Employees Holdings Ltd. and PCL Construction Holdings Ltd.

	Private Investor, Chairman of the Board PCL Employees Holdings Ltd., and Chairman of the Board of PCL Construction Holdings Ltd.	1984

Name, Age, Place of Residence and Biographical Information	Principal Occupation	Director Since

Ross A. Grieve – 61

Edmonton, Alberta, Canada

Joined Poole Construction Limited (a predecessor to PCL) in 1969 in his hometown of Winnipeg, after completing a Bachelor of Science in Civil Engineering from the University of Manitoba. Since that time, he has worked in positions of increasing responsibility throughout the PCL family of companies before assuming his present position as president and chief executive officer in 1997 of PCL Employees Holdings Ltd. Mr. Grieve presently serves as a director of Melcor Developments Ltd., a publicly-traded residential, commercial, and industrial property development company, Centennial Valley Properties Inc., a residential property development company and Inn at the Forks Ltd., a hotel company. On October 31, 2009, Mr. Grieve will step down as President and Chief Executive Officer of PCL Construction Holdings Ltd.; on November 1, 2009, he will become Chairman of the Board of PCL Employees Holdings Ltd. and Executive Chairman of the Board of PCL Construction Holdings Ltd.; and on November 1, 2010, he will step down as President and Chief Executive Officer of PCL Employees Holdings Ltd. and become the non- executive Chairman of the Board of PCL Construction Holdings Ltd.

	President and Chief Executive Officer, PCL Employees Holdings Ltd. and PCL Construction Holdings Ltd., Director, PCL Employees Holdings Ltd., Director, PCL Construction Holdings Ltd., and Director, PCL Construction Group Inc.	1991

Garnet K. Wells – 68 Chestermere, Alberta, Canada Joined the PCL family of companies in 1986 as chief financial officer. He retired in 2001 but remains a director of PCL Employees Holdings Ltd. and a member of the PCL Employees Holdings Ltd. Audit Committee and PCL Employees Holdings Ltd. - Human Resource, Compensation and Nominating Committee. Mr. Wells also currently serves as vice-chairman of the board of Conematic Heating Systems Inc., a heating systems manufacturing company.	Private Investor, Director, PCL Employees Holdings Ltd. and Director, PCL Construction Holdings Ltd.	1987

Henry R. Gillespie – 75 Edmonton, Alberta, Canada Joined Poole Construction Limited (predecessor to PCL) in 1969 as secretary/treasurer. In 1977, he became vice president finance and administration and subsequently senior vice president and chief financial officer, a position he held until he retired in 1984. Mr. Gillespie is a director of PCL Employees Holdings Ltd., chairman of the PCL Employees Holdings Ltd. Audit Committee and a member of PCL Employees Holdings Ltd. – Human Resource, Compensation and Nominating Committee.	Private Investor, Director, PCL Employees Holdings Ltd., and Director, PCL Construction Holdings Ltd.	1977

Senior Management

The key executive officers of PCL Employees Holdings Ltd. and its principal subsidiary companies are as follows:

Name	Title	PCL Company	Years with Company
Peter E. Beaupré – 58 Denver, Colorado, USA Joined the PCL family of companies in 1980 as a project manager. During his 27 years with PCL he has held many positions including district manager, regional vice president and president of several divisions before assuming his current position as president in 1998 and chief operating officer in 2001 of PCL Construction Enterprises, Inc. He is responsible for all U.S. operations.	President and Chief Operating Officer	PCL Construction Enterprises, Inc.	28

Paul G. Douglas – 54 Edmonton, Alberta, Canada Joined PCL in 1985. He is president and chief operating officer, Canadian Operations of PCL Construction Holdings Ltd., overseeing operations and administration of all Canadian building and industrial districts. He is responsible for asset management and health, safety and the environment for all of the PCL companies. On November 1, 2009, Mr. Douglas will step down as Chief Operating Officer, Canadian Operations, and become President and Chief Executive Officer of PCL Construction Holdings Ltd.	President and Chief Operating Officer, Canadian Operations	PCL Construction Holdings Ltd.	23

Ross A. Grieve – 61

Edmonton, Alberta, Canada

Joined Poole Construction Limited (a predecessor to PCL) in 1969 in his hometown of Winnipeg, after completing a Bachelor of Science in Civil Engineering from the University of Manitoba. Since that time, he has worked in positions of increasing responsibility throughout the PCL family of companies before assuming his present position as president and chief executive officer in 1997 of PCL Employees Holdings Ltd. On October 31, 2009, Mr. Grieve will step down as President and Chief Executive Officer of PCL Construction Holdings Ltd.; on November 1, 2009, he will become Chairman of the Board of PCL Employees Holdings Ltd. and Executive Chairman of the Board of PCL Construction Holdings Ltd.; and on November 1, 2010, he will step down as President and Chief Executive Officer of PCL Employees Holdings Ltd. and become the non- executive Chairman of the Board of PCL Construction Holdings Ltd.

	President and Chief Executive Officer	PCL Employees Holdings Ltd. PCL Construction Holdings Ltd.	39

Name	Title	PCL Company	Years with Company
Ian R. Johnston – 51 Edmonton, Alberta, Canada Joined PCL in 2002 as a Vice President and is responsible for the industrial operations in Canada. He has over 30 years of industrial construction experience. Prior to joining PCL he was the president responsible for operations in Canada for a multi-national EPC contractor.	Senior Vice President, Heavy Industrial	PCL Constructors Inc.	6

Gordon D. Maron – 61

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

	Vice President, Secretary/Treasurer Chief Financial Officer	PCL Employees Holdings Ltd. PCL Construction Holdings Ltd.	38

R. Brad Nelson – 55 Toronto, Ontario, Canada Joined PCL in 1997 and is responsible for PCL’s building operations in Canada. He is also responsible for labour relations for all of the PCL companies. He has over 29 years of construction experience in Canada and the United States. Prior to joining PCL, he was executive vice president and chief operating officer responsible for North American operations for a large contractor.	President and Chief Operating Officer, Canadian Buildings	PCL Constructors Inc.	11

Peter A. Stalenhoef – 55 Edmonton, Alberta, Canada Joined the PCL family of companies in 1987 as a senior estimator and has held progressively more senior positions such as chief estimator, operations manager, division manager, and president and chief operating officer responsible for all the industrial operating companies. He has over 30 years of heavy industrial construction experience with an emphasis in petrochemical, refinery, oil and gas, power, and pulp and paper projects.	President and Chief Operating Officer, Heavy Industrial	PCL Constructors Inc.	21

Name	Title	PCL Company	Years with Company
Douglas R. Stollery – 55 Edmonton, Alberta, Canada Joined the PCL family of companies in 2006 as general counsel. He practiced law with a private law firm in Edmonton, Alberta from 1977 to 2006. He is responsible for the legal affairs of the PCL family of companies and serves as corporate secretary for the PCL family of companies.	Secretary General Counsel	PCL Employees Holdings Ltd. PCL Constructors Inc.	2

Alfred E. Troppmann – 59 Denver, Colorado, USA Joined PCL in 1973 as a project manager and has held progressively more senior positions such as district manager, vice president, and executive vice president before assuming his current position as president of PCL Construction Services, Inc. and executive vice president of PCL Construction Enterprises, Inc. He is responsible for building operations in the United States.	Executive Vice President President	PCL Construction Enterprises, Inc. PCL Construction Services, Inc.	35

There are no family relationships among any of the directors and officers of the Company listed above.

B. Compensation

Total compensation paid to the Company’s directors and senior management for the fiscal year ended October 31, 2008 was $47,026,805. The aggregate remuneration paid to the directors of the Company for the fiscal year ended October 31, 2008 was $15,719,335. The aggregate remuneration paid to the five highest officers and employees of the Company, other than directors, for the fiscal year ended October 31, 2008 was $5,657,165. This amount does not include dividends paid to the directors and senior management in respect of common shares. Directors and senior management share ratably in all dividends with other employee-shareholders.

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

The chief executive officer and vice president, secretary/treasurer of the Company receive a non-discretionary bonus that is a fixed percentage of the overall operating results for the Company. Three of the chief operating officers receive a non-discretionary bonus that is a fixed percentage of operating results of the units of the Company over which they have charge. Other members of senior management described above participate in a discretionary bonus program under which they share in a bonus pool based on operating results, as approved by the Board of Directors of the Company and as individually set by the chief executive officer and senior management. Bonuses for 2008 are paid out in December 2008 and January 2009.

The total amount paid by the Company to the defined contribution pension plan of our senior management for the fiscal year ended October 31, 2008 was $172,498. The Company has not set aside or accrued any other amount to provide pension, retirement or similar benefits for senior management or directors.

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

•

recommends to the Board the remuneration to be paid to the Company’s independent auditor, provided that the Chairman of the Committee is authorized to approve remuneration of up to $50,000 per fiscal year, or such other amount as may be authorized by the Board of Directors, to be paid to the Company’s independent auditor for non-audit services;

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

•

requires that the Company’s management disclose to the Committee the existence of any improper or illegal conduct of which management is aware and periodically review with the Company’s management the steps being taken to avoid, disclose and correct such improper or illegal conduct.

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

Ethical Conduct Compliance Committee

The Company’s Ethical Conduct Compliance Committee (“ECCC”) has a formal mandate and consists of certain PCL senior management. The current members of the ECCC are Ross A. Grieve, Paul G. Douglas, Peter E. Beaupré, Peter A. Stalenhoef, R. Brad Nelson, Gordon D. Maron, and Douglas R. Stollery. The ECCC reports to the audit committee.

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

•

approves the salary, bonus and share allocation for the chief financial officer, president and chief operating officer of Canadian Operations, president and chief operating officer of the United States, president and chief operating officer of Canadian Buildings, president and chief operating officer of Heavy Industrial, and General Counsel;

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

Investment Committee

The members of the Investment Committee are Joseph D. Thompson, Ross A. Grieve, Gordon D. Maron, and Paul G. Douglas. The committee has a formal mandate under which it functions. The committee is made up of the Chairman, the chief executive officer, the vice president secretary/treasurer, and the chief operating officer, Canadian Operations.

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

D. Employees

The following chart lists the average number of salaried and hourly (unionized and non-unionized) employees by location for each of the last three fiscal years:

Average Number of Employees	2008*	2007	2006
Salaried Staff
Canada	2,133	1,841	1,420
United States	1,379	1,296	917
Bahamas	1	8	49

Hourly Trades
Canada
Unionized	2,142	2,514	1,968
Non-Unionized	8	101	99

United States
Unionized	867	616	627
Non-Unionized	1,683	1,783	1,683

*	Note: Based on count as of December 2008.

All hourly trades are temporary employees. PCL maintains good relations with the various unions for which we have collective bargaining agreements.

E. Share Ownership

The following table presents information regarding the ownership of certain classes of shares by our directors and executive officers as of December 31, 2008.

Name	Title	PCL Company	Number & Share Class		Percentage of Class	Percentage of Total Voting Shares
Peter E. Beaupré (1)	President and Chief Operating Officer	PCL Construction Enterprises, Inc.	400 18,750 291,900 139,550	Class 1 Class 2 Class 3 Class 4	* Class 1 * Class 2 12% Class 3 4% Class 4	7%

Paul G. Douglas (2)	President and Chief Operating Officer, Canadian Operations	PCL Construction Holdings Ltd.	10,400 420,450	Class 2 Class 4	* Class 2 11% Class 4	7%

Henry R. Gillespie (3)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1% Class 4	1%

Ross A. Grieve (4)	President & Chief Executive Officer	PCL Employees Holdings Ltd. PCL Construction Holdings Ltd.	194,400 632,500	Class 2 Class 4	2% Class 2 16% Class 4	10%

Ian R. Johnston	Senior Vice President, Heavy Industrial	PCL Constructors Inc.	43,620 39,490	Class 2 Class 4	* Class 2 1% Class 4	1%

Gordon D. Maron	Chief Financial Officer Vice President, Secretary/Treasurer	PCL Construction Holdings Ltd. PCL Employees Holdings Ltd.	51,400 296,570	Class 2 Class 4	* Class 2 8% Class 4	5%

R. Brad Nelson	President and Chief Operating Officer, Canadian Buildings	PCL Constructors Inc.	400 303,240	Class 2 Class 4	* Class 2 8% Class 4	5%

Peter A. Stalenhoef (5)	President and Chief Operating Officer, Heavy Industrial	PCL Constructors Inc.	18,000 287,280	Class 2 Class 4	* Class 2 7% Class 4	5%

Douglas R. Stollery	Secretary	PCL Employees Holdings Ltd.	200 116,000	Class 2 Class 4	* Class 2 3% Class 4	2%
	General Counsel	PCL Constructors Inc.

Joseph D. Thompson (6)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1% Class 4	1%

Al E. Troppmann	Executive Vice President	PCL Construction Enterprises, Inc.	40,400 278,830	Class 1 Class 3	1% Class 1 11% Class 3	4%
	President	PCL Construction Services, Inc.

Garnet K. Wells (7)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1% Class 4	1%

Notes:

*	Less than 1%.
(1)	Includes 292,300 shares held of record by Mr. Peter E. Beaupré and 158,300 shares held of record by Casalingo Productions Inc., a company beneficially owned by Mr. Peter E. Beaupré.
(2)	Shareholder of record is Dougco Holdings Limited, a company beneficially owned by Mr. Paul G. Douglas.
(3)	Shareholder of record is Cabernet Investments Ltd., a company beneficially owned by Mr. Henry R. Gillespie.
(4)	Includes 306,700 shares held of record by Mr. Ross A. Grieve and 520,200 shares held of record by Kamandor Holdings Ltd., a company beneficially owned by Mr. Ross A. Grieve.
(5)	Shareholder of record is 635098 Alberta Ltd., a company beneficially owned by Mr. Peter A. Stalenhoef.
(6)	Shareholder of record is Jonan Enterprises Ltd., a company beneficially owned by Mr. Joseph D. Thompson.
(7)	Shareholder of record is Garval Investments Inc., a company beneficially owned by Mr. Garnet K. Wells.

Employee Share Purchase Plans

Since its inception, PCL Employees Holdings Ltd. has been owned by employees and directors of PCL Employees Holdings Ltd. and its subsidiaries and affiliates (including Employee’s Corporations as described in the Unanimous Shareholders Agreement – see “Item 10 – Additional Information – Unanimous Shareholder Agreement” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference)). In order to provide new employees with an opportunity to participate in ownership and to provide continuing employees with an opportunity to increase their ownership, the Board has followed the practice of adopting annual employee share purchase plans pursuant to which common shares are made available for purchase from the Company by employees. Participation in such plans is limited to salaried employees. Those plans are of two types: (i) “Universal Plans” under which shares are available to certain salaried employees, subject to a maximum number of shares that may be purchased by a given employee each year and in the aggregate under all Universal Plans; and (ii) “Regular Plans” under which shares of stock are offered to certain salaried employees approved by the Chief Executive Officer of the Company (the “CEO”), based on various criteria, including position, performance and existing share ownership.

For 2008, the Board established the following Plans:

•	Universal 2008 Class 1 Non-Voting Employee Common Share Purchase Plan.

•	Universal 2008 Class 2 Non-Voting Employee Common Share Purchase Plan.

•	Universal 2008 Class 3 Voting Employee Common Share Purchase Plan.

•	Regular 2008 Class 1 Non-Voting Employee Common Share Purchase Plan.

•	Regular 2008 Class 2 Non-Voting Employee Common Share Purchase Plan.

•	Regular 2008 Class 3 Voting Employee Common Share Purchase Plan.

•	Regular 2008 Class 4 Voting Employee Common Share Purchase Plan.

The Class designations relate to whether the shares are non-voting (Classes 1 and 2) or voting (Classes 3 and 4) and whether the shares are offered to employees in the Bahamas and/or all or part of the United States (Classes 1 and 3) or Canada (Classes 2 and 4).

The Plans became effective on January 23, 2008, the date on which the Board adopted the Plans.

The Board determined in its sole discretion whether each qualifying employee will be offered voting or non-voting shares under the applicable Universal Plans, and the CEO determined, in his sole discretion after taking into account criteria determined by the Board from time to time (including position, performance and existing share ownership), whether each qualifying employee will be offered voting or non-voting shares under the Regular Plans and, if so, how many shares will be offered to such employees. Most of the shares offered under the Plans are non-voting.

Under the 2008 Universal Plans, salaried qualifying employees who are employed on a full-time or part-time basis by PCL as of a qualifying date established by the Company are eligible to purchase up to 100 or 70 shares, respectively, in multiples of 10 shares and subject to a minimum purchase of 50 shares. The maximum aggregate number of shares that either type of employee may purchase under previous and the 2008 Universal Plans in all years is 400. Once that maximum is reached, the employee is ineligible to purchase further shares under the 2008 Universal Plans. The number of shares offered to an eligible employee under the Regular Plans in any one year depends on the employee’s target code as described below, their district/department manager’s recommendation that they be offered shares, and the availability of shares at that particular time. Each employee group job classification (position, title) has had assigned to it a share target code which relates to the upper limit of shares an individual can own over time while they are functioning within that area of responsibility. If an employee advances to higher level positions, their upper limit for share ownership increases accordingly. An employee may be offered a percentage of their share target code each year that their district/department manager recommends that they should be offered shares. When an employee has purchased the maximum number of shares in their share target code, generally they will not be offered more shares as part of the annual regular share offer. Allocations for the annual regular share offering are in addition to the Universal Share Purchase Program explained above. The right to purchase shares under the Plans cannot be assigned.

A total of 280,000 common shares were available under the 2008 Universal Plans, consisting of 110,000 Class 1 shares, 130,000 Class 2 shares and 40,000 Class 3 shares. Under the 2008 Regular Plans, a total of 6,950,000 common shares were made available for purchase, consisting of 2,000,000 Class 1 shares, 3,000,000 Class 2 shares, 1,500,000 Class 3 shares and 450,000 Class 4 shares. These shares, as well as the purchase price for these shares (which is determined as described below), are subject to proportional adjustment by the Board, in its sole discretion, for stock splits, common stock dividends, recapitalizations, combinations or any other increases or decreases in the number of issued and outstanding common shares affected without receipt of any consideration by the Company.

The purchase price at which the Company sold shares pursuant to these Plans was based on the Adjusted Consolidated Book Value, as determined in accordance with the Company’s Unanimous Shareholders Agreement. Please see “Item 10 – Additional Information – Unanimous Shareholder Agreement – Company Rights and Obligations to Repurchase Shares” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference)) for additional information. Based on its most recent calculation of the Adjusted Consolidated Book Value, the Board determined that the purchase price for the shares offered under the Plans was $23.50 per share.

The amount of the purchase price for shares purchased under Universal Plans is loaned to the employee by PCL Constructors Inc. to employees resident in Canada and by PCL Construction Enterprises, Inc. to employees resident in the United States (both of which are subsidiaries of the Company) and those loans are repaid by payroll deductions in equal amounts over a period of three years. The employee executes a promissory note for the purchase price, which becomes due (if not repaid sooner) upon termination of employment, grants an option to the Company to repurchase the shares in the event of default by the employee under the promissory note and grants security to the lender in respect of the proceeds of sale under the option.

The purchase price for shares purchased under the Regular Plans is payable in full at the time of purchase in Canadian funds (subject, however, to the CEO’s right to modify the method, but not the amount or timing, of payment). Subject to normal credit approvals, a number of banks have historically been willing to finance the purchase of shares by PCL employees.

The Company will issue a certificate representing shares purchased under a Plan as promptly as practicable after the employee delivers the purchase price for the shares to the Company. If, however, a participant’s employment with the Company or any of its subsidiaries is terminated for any reason, including disability or death (but excluding an intercompany transfer of the employee, sick leave, military leave or any other leave of absence approved by the Board), prior to the actual issuance of a certificate for any Plan shares, the former employee’s rights to purchase Plan shares will immediately terminate and the Company will return any payment received from the former employee for such shares.

The right to purchase shares under the Plans cannot be assigned. Prior to purchasing shares, an employee must become a party to the Unanimous Shareholder Agreement, which greatly restricts the transferability of the shares. For a discussion of the material terms of the Unanimous Shareholder Agreement, see “Item 10 – Additional Information – Unanimous Shareholder Agreement” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference).

The Company offered qualifying employees the opportunity to purchase shares under the Plans on one occasion during the year. An eligible employee was able to purchase shares under a Plan on only one such occasion. Approximately 3,184 salaried employees were offered the opportunity to purchase shares under the 2008 Regular Plans. The Company sent a letter to each employee who was eligible to purchase shares under a Plan advising him or her of the number of shares available. That notice included appropriate forms for use by the employee in purchasing shares and established deadlines and procedures for electing to purchase shares. The CEO was authorized to modify or waive compliance with such deadlines and procedures.

The Plans are not subject to any provisions of the Employee Retirement Income Security Act of 1974, nor are they qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plans are governed by Alberta law.

The foregoing description relates to the Company’s historical practice with respect to employee share purchase plans and to the Plans adopted for 2008. The Company is not required to make shares available to employees in any future year and, if it determines to do so, the terms on which such shares are offered may differ from those described above.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Names and share ownership of any holders of 5% or more of any class of voting shares of the Company as at December 31, 2008 are as follows:

Shareholder of Record	Share Class	Number of Shares	Percentage of Share Class
Ross A. Grieve(1)	Class 4 Voting Class 2 Non-Voting	632,500 194,400	16 2	% %
Paul G. Douglas(2)	Class 4 Voting Class 2 Non-Voting	420,450 10,400	11 *	%
R. Brad Nelson	Class 4 Voting Class 2 Non-Voting	303,240 400	8 *	%
Gordon D. Maron	Class 4 Voting Class 2 Non-Voting	296,570 51,400	8 *	%
Peter A. Stalenhoef (3)	Class 4 Voting Class 2 Non-Voting	287,280 18,000	7 *	%
Al E. Troppmann	Class 3 Voting Class 1 Non-Voting	278,830 40,400	11 1	% %
Peter E. Beaupré(4)	Class 4 Voting Class 3 Voting Class 2 Non-Voting Class 1 Non-Voting	139,550 291,900 18,750 400	4 12 * *	% %
Jerry Harder	Class 3 Voting Class 1 Non-Voting	136,430 52,400	5 1	% %
Fred Auch	Class 3 Voting Class 1 Non-Voting	147,700 24,700	6 *	%
Robert M. Martz	Class 3 Voting Class 1 Non-Voting	158,210 22,500	6 *	%

Notes:

*	Less than 1%.
(1)	Includes 306,700 shares held of record by Mr. Ross A. Grieve and 520,200 shares held of record by Kamandor Holdings Ltd., a company beneficially owned by Mr. Ross A. Grieve.
(2)	Shareholder of record is Dougco Holdings Limited, a company beneficially owned by Mr. Paul G. Douglas.
(3)	Shareholder of record is 635098 Alberta Ltd., a company beneficially owned by Mr. Peter A. Stalenhoef.
(4)	Includes 292,300 shares held of record by Mr. Peter E. Beaupré and 158,300 shares held of record by Casalingo Productions Inc., a company beneficially owned by Mr. Peter E. Beaupré.

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

As of December 31, 2008, the Company had 2,910 registered holders of its common shares, 1,197 of whom were residents of the United States, holding 100% of the Class 1 and Class 3 shares of the Corporation.

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

Legal or Arbitration Proceedings

On August 5, 2005 PCL Civil Constructors, Inc. (“Civil”) commenced a civil action against a number of engineering firms, claiming negligence in design and peer review in respect of the superstructure design for the Ringling Causeway Bridge in Sarasota, Florida. Civil was seeking damages in excess of US$15,000,000. One of the engineering firms, Earth Tech, Inc., filed a counterclaim against Civil for an unspecified amount, believed to be estimated by Earth Tech, Inc. at US$400,000. On May 28, 2008 the parties reached a settlement agreement to pay Civil US$9,500,000 to settle all claims. Civil received full payment in the summer of 2008. Recovery of the claim proceeds have been recorded in the Company’s fiscal 2008 financial statements.

On February 2, 2006, PCL Construction Services, Inc. (“Services”) commenced a civil action in the United States Court of Federal Claims arising out of a contract performed for the United States Bureau of Reclamation for the construction of a visitor’s center and parking structure at Hoover Dam, commencing in April, 1994. This matter includes a claim for US$2,400,000 for additional costs as a result of changes in the scope of the contract and US$19,700,000 relating to delays and disruptions by the government. The government filed a motion to dismiss this claim on the doctrine of res judicata, and on October 22, 2008, Services’ claim was dismissed. On December 10, 2008, the Company filed a notice of appeal. The Company is unable to determine the outcome of the appeal at this time.

On October 25, 2005 a Statement of Claim was filed in the Ontario Superior Court of Justice by The Bank of Nova Scotia, Scotia Realty Limited and SPE Operations Ltd. (collectively the “Owners”) against PCL Constructors Canada Inc. (“PCL Canada”), Sayers & Associates Limited (“Sayers”), WZMH Architects, The Mitchell Partnership Inc. and Quinn Dressel Associates. On December 28, 2005, the Owners issued a Fresh Statement of Claim in the action adding PCL Constructors Eastern Inc. (“PCL Eastern”) and The Webb Zerafa Menkes Housden Partnership as defendants to the action. The Owners are now seeking to add PCL Construction Group Inc. and PCL Construction Resources Inc. as defendants in this action, which motion is being opposed by these corporations. The Owners are seeking $35,000,000 in damages plus interest and costs related to this action for alleged deficiencies in the design and construction of the water pipe systems in a 67 storey commercial high rise located in the City of Toronto known as “Scotia Plaza”. The PCL companies involved in this litigation intend to vigorously defend themselves against this claim and have asserted claims for insurance coverage and for indemnity against its co-defendants. The litigation is currently in the discovery stage. The Company is currently unable to determine the outcome of the litigation and no reserves have been established in connection with this claim.

On April 3, 2007, Teton Industrial Construction, Inc. (“Teton”) commenced a civil action against a project Client for an amount in excess of US$40,000,000 for damages attributed to inadequate design, design changes, work disruption, late delivered materials and substantial scope growth on a power plant project in Vineyard, Utah. The Client filed a countersuit against Teton for an amount in excess of US$15,000,000 for liquidated and actual damages. The parties, by court order, participated in mediation in 2008. On November 7, 2008 the parties reached a settlement agreement wherein the project Client agreed to pay Teton US$29,187,000 to settle all claims. Teton received payment of US$29,187,000 from the project Client on December 10, 2008. Recovery of the claim proceeds have been accrued in the Company’s fiscal 2008 financial statements.

PCL Civil Constructors, Inc. (“Civil”) is seeking additional compensation of approximately $22,000,000 under a construction contract for costs incurred arising from the failure of certain bridge piers on a project being constructed by Civil in Tampa, Florida. The failure was caused by inadequate design and Civil was engaged by the project Owner to perform the required pier remediation. The Owner has filed a lawsuit against certain project designers for the damages caused by the design failures, including the required remediation efforts. On December 11, 2007 an amended complaint was filed by the Owner adding Civil as party to its lawsuit, seeking a declaration from the court of the amount owing by the Owner to Civil. PCL has now been dismissed from this lawsuit without prejudice. PCL is in the process of presenting a final accounting to the Owner. Following the submission of the final accounting, the Owner and PCL will submit their disputes to a non-binding Dispute Resolution Board (DRB) per the requirements of the parties’ contract. This process will begin in early 2009, and it is unclear when the DRB will render its final recommendations. If the parties’ are not able to resolve claims following the DRB’s recommendation, the contract calls for litigation of remaining disputes. The Company has accrued contract revenue to the extent that the contract price has been adjusted by change orders signed by the Owner and Owner directed changes for which collection is probable. However, no amounts have been accrued for adjustments to the contract price where change orders have not been signed by the Owner or where Owner directed changes have not been received. The Company believes that the ultimate resolution of this matter will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

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

B. Significant Changes

There have been no significant changes since the date of our annual financial statements, except for the declaration of dividends in January 2009 by the Company on its common shares in the amount of $11.00 per share to shareholders of record on January 31, 2009. The dividends, totaling an estimated $266.8 million, will be paid in February 2009.

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

The table below lists the price set by the Board of Directors for fiscal year 2009 and in each of the last five fiscal years. To the Company’s knowledge, shares have not been offered or sold except at the price determined by the board of directors. All price amounts are expressed in Canadian dollars and each of Classes 1, 2, 3 and 4 of the shares have the same price.

Fiscal Year Ended	Share Price
October 31, 2009	$25.00
October 31, 2008	$23.50
October 31, 2007	$22.00
October 31, 2006	$20.75
October 31, 2005	$20.00
October 31, 2004	$19.00

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

Fiscal Year Ended October 31,	Date of Sale	Class and Number of Shares Sold	Aggregate Offering Price
2008	April 2008	Class 1 – 1,502,555 shares Class 3 – 669,040 shares	$ $	35,310,043 15,722,440
2007	April 2007	Class 1 – 874,615 shares Class 3 – 308,785 shares	$ $	19,241,530 6,793,270
2006	May 2006	Class 1 – 574,720 shares Class 3 – 245,820 shares	$ $	11,925,440 5,100,765

The shares offered and sold as listed above were pursuant to offerings registered with the Securities and Exchange Commission.

The aggregate offering price during any consecutive 12 month period did not exceed 15% of PCL’s total assets. PCL had total assets of $3,074,677,000 at October 31, 2008, $2,263,172,000 at October 31, 2007 and $1,849,591,000 at October 31, 2006. Every employee who was given the opportunity to purchase shares under the share purchase plans received an information package which described PCL, the plans, the restrictions on transfer of PCL’s shares, the risks associated with investment in securities sold pursuant to the plans, and audited financial statements. In addition, each employee received a letter explaining the number and Class of shares being offered to him or her and a copy of the plan under which those shares were offered.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum of Association and Articles of Association

For a complete description of the Company’s Amended Articles of Continuance and By-laws and for other information called for by Item 10.B of Form 20-F, please see Item 10.B of the Form 20-F/A filed by the Company on February 8, 2006, which is incorporated herein by reference. For complete copies of the Company’s Amended Articles of Continuance and By-laws, please see the exhibits to the Form 20-F filed by the Company on May 18, 2005 and on March 3, 2006, which are incorporated herein by reference.

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

Section 116 of the Income Tax Act (Canada) requires any non-resident proposing to dispose of taxable Canadian property to send the Minister of National Revenue a notice setting out the details of the disposition and applying for a clearance certificate. Certificates will be issued once any Part 1 tax liability has been paid or acceptable security posted with the Minister. In the absence of a clearance certificate, the purchaser is required to withhold 25% of the proceeds of the disposition.

As discussed above, the Common shares of PCL qualify as taxable Canadian property. As a result, all non-resident shareholders of PCL disposing of their shares would be required to apply for a clearance certificate. However, an exemption to the clearance certificate requirement is available on the disposition of treaty-protected property, which is property where any income or gain on disposition is exempt from Part I tax as a result of a tax treaty with another country. Accordingly, as any gain on disposition would be taxed in the United States, a clearance certificate is no longer required on the disposition of the common shares of PCL.

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not address all potentially relevant federal income tax matters, and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as, for example, tax-exempt organizations, qualified retirement plans, persons subject to alternative minimum tax, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee share options or otherwise as compensation. In addition, this discussion only applies to common shares held by U.S. Holders as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, (the “Code”) and does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Code, treasury regulations promulgated under the Code, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. Holders and prospective holders of our common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

IRS Circular 230 Disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that: (i) any tax advice contained in this document (including any attachment) is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding penalties that may be imposed on any taxpayer by the IRS; (ii) such advice was written in connection with the promotion or marketing of the matters addressed herein; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

U.S. Holders

As used herein, a “U.S. Holder” includes any person, with the exception of those subject to special provisions of federal income tax law, who holds our common shares who is a citizen or resident of the United States, a partnership or corporation organized under the laws of the United States, an estate, the income of which is subject to United States federal income tax without regard to its source, a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.

Distributions on Our Common Shares

U.S. Holders receiving dividend distributions with respect to our common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Note that PCL withholds 15% Canadian tax on dividends paid to US residents. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions (see more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Dividends paid in Canadian dollars will be included in income in a U.S. dollar amount based on the exchange rate at the time of their receipt. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received as a dividend which are converted into U.S. dollars on a date subsequent to receipt.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of PCL. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Disposition of Our Common Shares

A U.S. Holder will recognize a gain or loss upon the sale (i.e. repurchase) of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares. Any gain recognized on the sale or other disposition of common shares will generally be U.S. source income. Any loss recognized on the sale or other disposition of common shares will generally be U.S. source. However, such loss will be foreign source to the extent certain dividends were received by the U.S. Holder within the 24-month period proceeding the date on which the loss was recognized. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S. $3,000; any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the exchange rate on the date of the sale or exchange.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on an annual basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder United States income tax liability that the U.S. Holder’s foreign source income bears to his, her or its worldwide taxable income.

In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. In certain circumstances, recently enacted legislation and other guidance issued by the United States Treasury may deny a United States holder foreign tax credits (and instead may allow deductions) for certain foreign taxes imposed on a dividend if the United States holder (i) has not held the common shares for at least 16 days in the 31-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (ii) is obligated to make payments related to the dividends; or (iii) holds the common shares in arrangements in which the United States holder’s expected economic profit, after non-U.S. taxes, is insubstantial.

The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Other Considerations

In the following two circumstances, the above sections of the discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of our common shares, although we do not believe that we are either a “Controlled Foreign Corporation,” or a “Passive Foreign Investment Company,” as discussed below.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of our shares is owned, directly or indirectly, by U.S. shareholders, each of whom own 10% or more of our voting shares (“U.S. Shareholders”), we could be treated as a “controlled foreign corporation” or a “CFC” under Subpart F of the Code. For these purposes, stock held by related U.S. Shareholders is treated as held by a single U.S. Shareholder. If we were classified as a CFC and as a Passive Foreign Investment Company (as discussed below), CFC treatment would prevail with respect to U.S. Shareholders. CFC classification would create many complex results, including the required inclusion by such U. S. Shareholders in income of their pro rata share of “Subpart F Income” (as specially defined by the Code) of PCL, and of our earnings invested in U.S. property. In addition, under Section 1248 of the Code, gain from the sale or exchange of our common shares by a U.S. person who is or was a U.S. shareholder (as defined in the Code) at any time during the five-year period ending with the sale or exchange is generally treated as a dividend to the extent of our earnings and profits attributable to the shares sold or exchanged. Because of the complexity of Subpart F of the Code to which this discussion relates, a more detailed review of these rules is outside of the scope of this discussion.

Passive Foreign Investment Company

Section 1297 of the Code defines a “passive foreign investment company” or “PFIC” as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if PCL elects, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. PCL does not believe that it will be a PFIC for the current fiscal year or for future years. Whether PCL is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of PCL’s income and assets, including cash. If PCL is a PFIC as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The first regime imposes a special shareholder tax and interest charge on the deferral benefits enjoyed by U.S. Holders by virtue of their PFIC investment. The second regime allows shareholders, under special circumstances, to elect to have their share of PFIC earnings taxed currently, in order to avoid the special shareholder tax and interest charge of the first regime. U.S. Holders should be aware, however, that if PCL becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat PCL as a “qualified electing fund” for purposes of the second regime. U.S. Holders or potential shareholders should consult their own tax advisor concerning the impact of these rules on their investment in PCL.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The documents referred to herein may be examined at the Company’s offices at 5410 – 99 Street, Edmonton, Alberta, T6E 3P4, Canada during normal business hours.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk

The Company currently earns revenue and incurs expenses in United States dollars and Canadian dollars. Fluctuations in the Canadian dollar in relation to the U.S. dollar may have an adverse effect on our earnings as our consolidated financial statements are reported in Canadian dollars. The impact of a 10% strengthening, 5% strengthening, 5% weakening and a 10% weakening of the Canadian dollar in relation to the U.S. dollar compared to the fiscal year ended October 31, 2008 average U.S. dollar/Canadian dollar exchange rate of $1.0266 is as follows:

US$1=CAD$0.9239 10% strengthening	US$1=CAD$0.9753 5% strengthening	US$1=CAD$1.0266 October 31, 2008	US$1=CAD$1.0779 5% weakening	US$1=CAD$1.1293 10% weakening
US$1,000	US$1,000	US$1,000	US$1,000	US$1,000
CAD$924	CAD$975	CAD$1,027	CAD$1,078	CAD$1,129

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

Disclosure Controls and Procedures

As at October 31, 2008, our management, including our president and vice president, secretary/treasurer, has evaluated the effectiveness of the design and operations of our disclosure controls and procedures in accordance with Rule 13a-15 under the Securities Exchange Act of 1934. Based upon and as of the date of the evaluation, our president and vice president, secretary/treasurer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported as and when required, and that it is accumulated and communicated to our management, including our president and vice president, secretary/treasurer, as appropriate to allow timely decisions regarding required disclosure. There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company is in the process of reviewing the internal controls of Nordic Construction, Ltd. and, if necessary, will make appropriate changes as we incorporate our controls and procedures into this recently acquired business.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 Rules 13a-15(f). All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We acquired Nordic Construction, Ltd. (“Nordic”) on April 7, 2008. Our management has excluded the Nordic business from its assessment of the effectiveness of internal control over financial reporting on October 31, 2008. The acquired business has US$34.9 million of total assets and US$67.0 million of total revenues included in our consolidated financial statements as at and for the year ended October 31, 2008.

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of October 31, 2008.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

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

d.	the prompt internal reporting to the audit committee of violations of this code of ethics; and

e.	accountability for adherence to this code of ethics.

Our code of ethics entitled “Code of Conduct” applies to our president and vice president, secretary/treasurer, among other members of management. A copy of the code of ethics has been filed with the Securities and Exchange Commission as an exhibit to this Annual Report on Form 20-F, and may be accessed through the Commission’s EDGAR database by visiting www.sec.gov.

C. Principal Accounting Fees And Services

PCL has appointed KPMG LLP to serve as external auditors.

Audit Fees

KPMG LLP billed PCL $770,838 in 2008 and $861,489 in 2007 for audit services. Audit fees were incurred for the audit of our annual financial statements, the audits of the annual financial statements of certain of our consolidated subsidiaries, and services provided in connection with regulatory filings.

Audit Related Fees

None.

Tax Fees

KPMG LLP billed PCL $116,313 in 2008 and $190,410 in 2007 for tax compliance, tax advice, and tax planning services.

All Other Fees

KPMG LLP billed PCL $nil in 2008 and $nil in 2007 for advisory services.

Audit Committee Pre-approval Policy

On September 4, 2008, the audit committee adopted a pre-approval policy for the services provided by our external auditors. According to the policy, the audit committee pre-approved the following categories of defined engagements for PCL and its consolidated subsidiaries as specified below:

•

Audit services: The audit committee will pre-approve all audit services provided by the external auditors through their recommendation of the external auditors as shareholders’ auditors at the Company’s annual meeting and through the audit committee’s review of the external auditors’ annual Audit Plan; and

•

Audit-related, tax and other services: Annually, the audit committee will update the list of Pre-Approved Services and pre-approve services that are recurring or otherwise reasonably expected to be provided. The audit committee will be subsequently informed annually of the services on the list for which the auditor has been actually engaged. Any additional requests for pre-approval will be addressed on a case-by-case specific engagement basis. The chair of the audit committee is authorized to pre-approve additional services where the aggregate fees are estimated to be less than or equal to $25,000, provided that the chair reports such approvals to the committee at its next meeting.

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

E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

The following table outlines the purchases of the Company’s Class 1 and Class 3 shares by the Company during each month of the fiscal year ended October 31, 2008:

	Class 1		Class 3
Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share
November 1, 2007 to November 30, 2007	2,590	$22.00	200	$22.00

December 1, 2007 to December 31, 2007	1,500	$22.00	100	$22.00

January 1, 2008 to January 31, 2008	12,620	$22.00	200	$21.00

February 1, 2008 to February 28, 2008	429,660	$23.50	82,680	$23.50

March 1, 2008 to March 31, 2008	2,310	$23.00	10,000	$23.50

April 1, 2008 to April 30, 2008	5,640	$23.50	700	$23.50

May 1, 2008 to May 31, 2008	5,590	$23.50	7250	$23.50

June 1, 2008 to June 30, 2008	11,220	$23.50	—	$—

July 1, 2008 to July 31, 2008	5,280	$23.50	5,710	$23.50

August 1, 2008 to August 31, 2008	11,660	$23.50	1,140	$23.50

September 1, 2008 to September 30, 2008	13,160	$23.50	150	$23.50

October 1, 2008 to October 31, 2008	14,390	$23.50	—	$—

TOTAL	515,620	$23.45	108,130	$23.49

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

ITEM 18.	FINANCIAL STATEMENTS

Not applicable. The Company has elected to provide Financial Statements pursuant to Item 17.

ITEM 19.	FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

F-1	Report of Independent Registered Public Accounting Firm;

F-2	Consolidated Statements of Earnings and Retained Earnings;

F-3	Consolidated Balance Sheets;

F-4	Consolidated Statements of Cash Flows;

F-5	Consolidated Statements Comprehensive Income; and

F-6	Notes to Consolidated Financial Statements.

B. Exhibits

1.1	Certificate of Amendment and Registration of Restated Articles dated March 3, 2006**

1.2	By-Laws of the Company*

2.1	Unanimous Shareholder Agreement dated effective May 1, 1988, as amended*

4.1	2008 Class 1 Regular Employee Stock Purchase Plan***

4.2	2008 Class 1 Universal Employee Stock Purchase Plan***

4.3	2008 Class 2 Regular Employee Stock Purchase Plan****

4.4	2008 Class 2 Universal Employee Stock Purchase Plan****

4.5	2008 Class 3 Regular Employee Stock Purchase Plan***

4.6	2008 Class 3 Universal Employee Stock Purchase Plan***

4.7	2008 Class 4 Regular Employee Stock Purchase Plan****

8.1	List of subsidiaries, including their jurisdiction of incorporation and names under which they do business****

11.1	Code of Conduct****

12.1	Section 13a-14(a)/15d-14(a) Certification of Principal Executive Officer****

12.2	Section 13a-14(a)/15d-14(a) Certification of Principal Financial Officer****

13.1	Section 1350 Certification of Principal Executive Officer and Principal Financial Officer****

*	Previously filed as an exhibit to our registration on Form 20-F filed on May 18, 2005, and incorporated herein by reference.
**	Previously filed as an exhibit to our annual report on Form 20-F filed on March 3, 2006, and incorporated herein by reference.
***	Previously filed as an exhibit to our registration on Form S-8 filed on March 11, 2008, and incorporated herein by reference.
****	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PCL EMPLOYEES HOLDINGS LTD.

By:	/s/ GORDON D. MARON
Gordon D. Maron
Vice President, Secretary/Treasurer

Date: January 16, 2009

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 - 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of PCL Employees Holdings Ltd.

We have audited the accompanying consolidated balance sheets of PCL Employees Holdings Ltd. as of October 31, 2008 and 2007 and the consolidated statements of earnings and retained earnings, cash flows and comprehensive income for each of the years in the three-year period ended October 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PCL Employees Holdings Ltd. as of October 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2008 in conformity with Canadian generally accepted accounting principles.

As discussed in Notes 13, 24(2) and 24(5) to the consolidated financial statements, the Company adopted new accounting pronouncements related to recognition and measurement of financial instruments and recognition, measurement, disclosure and presentation of comprehensive income on November 1, 2006.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

Chartered Accountants

Edmonton, Canada
January 14, 2009

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative
KPMG Canada provides services to KPMG LLP.

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statements of Earnings and Retained Earnings

Years ended October 31

(In thousands of Canadian dollars, except share data)

	2008	2007	2006
Contract revenues	$5,837,426	$5,065,349	$4,208,284
Contract costs	(4,984,016)	(4,469,716)	(3,722,821)

Gross profit	853,410	595,633	485,463
Indirect and administrative expenses	(443,638)	(354,216)	(287,193)
Gain on disposal of property, plant and equipment	1,211	1,576	2,300

Operating profit	410,983	242,993	200,570
Other income (expense) - Note 15	(34,179)	70,273	31,756

Earnings before income taxes	376,804	313,266	232,326

Income taxes - Note 11(a)	(134,772)	(92,113)	(63,122)

Net earnings	242,032	221,153	169,204

Retained earnings at beginning of year	315,927	258,631	166,185

	557,959	479,784	335,389
Dividends	(177,556)	(161,664)	(75,736)

Premium on repurchase of share capital	(14,193)	(2,193)	(1,022)

Retained earnings at end of year	$366,210	$315,927	$258,631

Earnings per share (basic and diluted)	$10.86	$11.47	$10.12

Weighted average number of shares outstanding (basic and diluted)	22,292,775	19,278,222	16,719,446

See Notes to Consolidated Financial Statements

F - 2

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Balance Sheets

As at October 31

(In thousands of Canadian dollars)

	2008	2007
ASSETS
Current Assets
Cash and cash equivalents - Note 10	$1,067,523	$588,898
Short-term deposits - Notes 2 and 10	177,096	211,134
Accounts receivable - Note 3	1,252,419	970,500
Costs and estimated earnings in excess of billings - Note 4	122,081	85,018
Investment in limited liability companies and limited partnerships - Note 23(a)	1,090	200
Income taxes recoverable	—	34,268
Future income taxes - Note 11(c)	35,508	42,232

	2,655,717	1,932,250
Long-term investments - Notes 5 and 19	99,879	91,593
Holdbacks receivable - Note 3	125,904	90,948
Property, plant and equipment - Note 6	163,208	140,669
Intangible assets - Note 7	4,232	1,116
Goodwill	5,097	—
Future income taxes - Note 11(c)	15,751	1,866
Accrued benefit asset - Note 18	4,889	4,730

	$3,074,677	$2,263,172

LIABILITIES
Current Liabilities
Accounts payable - Note 8	$956,341	$762,281
Accrued liabilities - Note 9	321,840	225,749
Unearned revenue - Note 4	518,869	383,030
Income taxes payable	32,535	—
Bank loans - Note 10	301,125	202,166
Future income taxes - Note 11(c)	33,597	47,500

	2,164,307	1,620,726
Holdbacks payable - Note 8	66,830	57,236
Bank loans - Note 10	20,280	—
Future income taxes - Note 11(c)	33,109	1,345

	2,284,526	1,679,307

SHAREHOLDERS’ EQUITY
Share capital - Note 12	435,689	336,881
Retained earnings	366,210	315,927
Accumulated other comprehensive loss - Note 13	(11,748)	(68,943)

	790,151	583,865
Commitments and contingencies - Notes 7, 14, 22 and 23

	$3,074,677	$2,263,172

See Notes to Consolidated Financial Statements

On behalf of the Board:

/s/ J.D. Thompson		/s/ H.R. Gillespie
J.D. Thompson	DIRECTOR	H.R. Gillespie	DIRECTOR

F - 3

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statements of Cash Flows

Years ended October 31

(In thousands of Canadian dollars)

	2008	2007	2006
CASH PROVIDED BY (USED FOR):
OPERATIONS (Note 16):
Net earnings	$242,032	$221,153	$169,204
Items not involving cash:
Depreciation and amortization	38,029	35,510	28,403
Gain on disposal of property, plant and equipment	(1,211)	(1,576)	(2,300)
Loss (gain) on disposal of marketable securities	1,744	(2,841)	(3,164)
Future income taxes - Note 11(a)	14,258	31,235	(34,356)
Net change in operating accounts - Note 17	126,657	(44,135)	59,432

	421,509	239,346	217,219

INVESTING:
Investment in marketable securities	(85,430)	(64,126)	(16,384)
Proceeds on disposal of marketable securities	61,543	27,587	15,312
Decrease (increase) in short-term deposits, other than investments held in escrow	53,533	(58,473)	(97,622)
Increase in investments held in escrow	(19,458)	(8,848)	355
Purchase of property, plant and equipment	(47,322)	(61,980)	(52,003)
Proceeds on disposal of property, plant and equipment	4,583	6,851	5,865
Decrease in loans receivable	—	1,123	58
Increase in investment in limited liability companies and limited partnerships	(890)	(200)	7,945
Increase in intangible assets	—	—	(3)
Business acquisition (net of cash acquired of $5,854) - Note 7(b)	(19,253)	—	—
Increase in goodwill - Note 7(c)	(3,487)	—	—

	(56,181)	(158,066)	(136,477)

FINANCING:
Repayment of operating bank loans	—	(23)	(401)
Proceeds from bank loans	1,338,534	1,211,649	683,948
Repayments of bank loans	(1,198,297)	(1,128,351)	(657,322)
Issuance of share capital	120,037	68,747	53,621
Repurchase of share capital	(35,422)	(8,318)	(6,220)
Dividends paid	(177,556)	(161,664)	(75,736)

	47,296	(17,960)	(2,110)
Unrealized foreign exchange loss (gain)	66,001	(40,626)	(3,496)

Net increase in cash and cash equivalents	478,625	22,694	75,136

Cash and cash equivalents at beginning of year	588,898	566,204	491,068

Cash and cash equivalents at end of year	$1,067,523	$588,898	$566,204

See Notes to Consolidated Financial Statements

F - 4

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statements of Comprehensive Income

Years ended October 31

(In thousands of Canadian dollars)

	2008	2007	2006
Net earnings	$242,032	$221,153	$169,204
Other comprehensive income (loss) - Note 13:
Loss (gain) on disposal of marketable securities	1,744	(2,841)	—
Unrealized gain (loss) on investment in marketable securities	(15,755)	2,803	—
Effect of exchange rate changes during the year	68,033	(34,874)	(6,721)

	296,054	186,241	162,483
Tax impact of above items:
Tax on gain (loss) on disposal of marketable securities	(385)	664	—
Tax on unrealized loss (gain) on investment in marketable securities	3,558	(635)	—

	3,173	29	—

Comprehensive income	299,227	186,270	162,483

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

On each contract in process where the current estimate indicates an ultimate loss, the full amount of the estimated loss is recognized. Construction claims are included in revenue when the amount can be reasonably estimated and recovery of the claim is probable, such as when the claim is resolved or collected. Insurance claims are recorded when it is determined that the claim is covered under an existing insurance policy and collection is reasonably assured.

(d)	Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. Cash and cash equivalents are classified as held-for-trading and are recorded at fair value.

(e)	Short-term Deposits

Short-term deposits are categorized as held-to-maturity financial instruments and are recorded at amortized cost. When there is objective evidence that held-to-maturity financial assets are impaired and there is a decline in fair value below amortized cost that is other than temporary, an impairment loss is recorded for the excess of amortized cost over fair value.

F - 6

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Long-term Investments

Investments held-to-maturity are recorded at amortized cost. When there is objective evidence that held-to-maturity financial assets are impaired and there is a decline in fair value below amortized cost that is other than temporary, an impairment loss is recorded for the excess of amortized cost over fair value.

Marketable securities are classified as available for sale financial instruments and are recorded at fair value. Changes in the fair value of these securities are recorded as other comprehensive income. When there is objective evidence that marketable securities are impaired and the decline is other than temporary, the cumulative loss that had been recognized directly in other comprehensive income is removed from accumulated other comprehensive income and is recognized in net income.

(g)	Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is recorded using the following methods and annual rates which are designed to depreciate the cost of the assets over their estimated useful lives:

Contractor’s moveable equipment	- 20% to 30% declining balance
Buildings - frame	- 10% declining balance
- brick	- 4% to 5% declining balance
Automobiles and trucks	- 30% declining balance
Computer hardware	- 30% to 45% declining balance
Leasehold improvements	- Straight-line over the terms of the leases which vary up to five years
Office furniture and fixtures	- 20% declining balance
Land improvements	- Straight-line over five years
Computer software	- 100% annually

(h)	Intangible Assets

Intangible assets representing primarily customer lists and relationships, employment contracts and workforce and non-competition arrangements are recorded at cost less accumulated amortization as outlined in Note 7. Intangible assets are being amortized on a straight-line basis over periods ranging from one to five years.

(i)	Goodwill

Goodwill represents the excess purchase price paid by the Company over the fair value of tangible and identifiable intangible assets and liabilities acquired as a result of purchasing a business. Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared to its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

The Company performed its annual impairment test on goodwill on August 31, 2008 and determined that there was no impairment in carrying value.

(j)	Long-Lived Assets

Long-lived assets subject to depreciation are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable. If such events or change in circumstances exist, the carrying value of the assets are compared to estimated future cash flows expected to be generated over the remaining useful life of the assets. If the carrying values of the assets exceed their estimated future cash flows, impairments are recognized for the excess of the carrying value over the fair value of the assets.

(k)	Income Taxes

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

F - 7

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Translation of Foreign Currency

The monetary assets and liabilities of the Company, which are denominated in foreign currencies, are translated at year-end exchange rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. All exchange gains or losses are recognized currently in earnings.

The Company’s foreign operations are translated using the current rate method, whereby assets and liabilities are translated at year-end exchange rates. Revenues and expenses are translated at the average rate of exchange over the fiscal period. The resulting unrealized exchange gains and losses from the foregoing translation procedures are deferred and recorded as a component of accumulated other comprehensive loss.

(m)	Employee Future Benefits

The Company has a defined benefit pension plan covering certain salaried employees. The Company has adopted the following policies:

(i)	The cost of the accrued benefit obligations for pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages and other actuarial factors.

(ii)	For the purpose of calculating expected return on plan assets, those assets are valued at fair value.

(iii)	Past service costs from plan amendments are deferred and amortized on a straight-line basis over the average remaining service period of employees active at the date of the amendment.

(iv)	Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gains (losses) over 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans is 3 years (2007 - 3 years; 2006 - 3 years).

(v)	When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

The Company also has a Canadian and a United States defined contribution plan providing pension benefits for the remainder of its salaried employees. The cost of the defined contribution plan is recognized based on the contributions required to be made during each period. The Company has no obligations for employee non-pension future benefits.

(n)	Use of Estimates

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

Other significant estimates by management include the determination of the allowance for doubtful accounts and the expected useful lives of property, plant and equipment. Actual results could differ from these estimates.

(o)	Variable-interest Entities

The Company consolidates variable-interest entities (“VIE”) when it is the primary beneficiary, as described in the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15 “Consolidation of Variable-Interest Entities” and the CICA Emerging Issues Committee Abstract No. 157, “Implicit Variable Interests under AcG-15” and the CICA Emerging Issues Committee Abstract No. 163, “Determining the Variability to be Considered in Applying AcG - 15”.

F - 8

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Adoption of Canadian Accounting Pronouncements

Effective November 1, 2007, the Company prospectively adopted two new CICA standards, Section 3862 “Financial Instruments Disclosures and Section 3863 Financial Instruments Presentation which replace Section 3861 Financial Instruments Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements in Section 3861. The Company has provided the additional required disclosures in Note 19.

Effective November 1, 2007, the Company prospectively adopted new Handbook Section 1535 “Capital Disclosures” which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. The Company has provided the additional required disclosures in Notes 10 and 20.

Effective November 1, 2007, the Company adopted the new CICA Handbook Section 1506, “Accounting Changes”. This section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, accounting estimates and the correction of errors. It includes the disclosure of a description and the impact on the Company’s financial results of any new primary source of GAAP that has been issued but is not yet effective. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

(q)	Recent Canadian Accounting Pronouncements Not Yet Adopted

In February 2008, the CICA issued Handbook Section 3064, (“CICA 3064”) “Goodwill and Intangible Assets”. CICA 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 3064 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2009. The Company is currently reviewing the impact of this standard but does not expect a material impact to the consolidated financial statements.

2.	SHORT-TERM DEPOSITS

Short-term deposits of $66,720 (2007 - $47,262) are held in escrow by a financial institution and are assigned to certain customers in lieu of holdback on contract accounts receivable. These deposits are typically released upon project completion.

3.	ACCOUNTS RECEIVABLE

	2008	2007
Trade accounts receivable	$934,764	$715,832
Allowance for doubtful accounts	(16,423)	—

Net trade accounts receivable	918,341	715,832
Holdbacks receivable within one year	334,078	254,668

	1,252,419	970,500
Holdbacks receivable beyond one year	125,904	90,948

	$1,378,323	$1,061,448

F - 9

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

4.	COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

		2008	2007
	Costs incurred on uncompleted contracts	$11,791,072	$8,220,917
	Estimated earnings	1,173,536	636,240

		12,964,608	8,857,157
	Less billings to date	13,361,396	9,155,169

		$(396,788)	$(298,012)
	Included in the accompanying consolidated balance sheets under the following captions:

	Costs and estimated earnings in excess of billings	$122,081	$85,018
	Unearned revenue	(518,869)	(383,030)

		$(396,788)	$(298,012)

5.	LONG-TERM INVESTMENTS

		2008	2007
	Investments held-to-maturity	$21,772	$—
	Investments in marketable securities	78,107	91,593

		$99,879	$91,593

F - 10

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

6.	PROPERTY, PLANT AND EQUIPMENT

October 31, 2008	Cost	Accumulated Depreciation	Net Book Value
Contractor’s moveable equipment	$163,291	$101,507	$61,784
Buildings	50,254	15,899	34,355
Leasehold improvements	30,103	14,146	15,957
Automobiles and trucks	29,057	15,707	13,350
Land improvements	11,937	3,928	8,009
Computer hardware	16,797	10,844	5,953
Office furniture and fixtures	8,323	3,977	4,346
Computer software	7,221	6,771	450

	316,983	172,779	144,204
Land	19,004	—	19,004

	$335,987	$172,779	$163,208

October 31, 2007	Cost	Accumulated Depreciation	Net Book Value
Contractor’s moveable equipment	$131,580	$79,793	$51,787
Buildings	46,939	13,639	33,300
Leasehold improvements	22,076	9,788	12,288
Automobiles and trucks	21,309	11,052	10,257
Land improvements	9,791	2,206	7,585
Computer hardware	13,946	8,506	5,440
Office furniture and fixtures	6,153	2,838	3,315
Computer software	6,010	5,549	461

	257,804	133,371	124,433
Land	16,236	—	16,236

	$274,040	$133,371	$140,669

Depreciation expense in the amount of $36,119 (2007 - $34,117; 2006 - $26,618) has been included in indirect and administrative expenses in the consolidated statements of earnings and retained earnings.

7.	INTANGIBLE ASSETS

(a)	The intangible assets balance consists of the following:

	2008	2007
Intangible assets at cost	$13,491	$7,471
Accumulated amortization	(9,259)	(6,355)

Net	$4,232	$1,116

Amortization expense in the amount of $1,910 (2007 - $1,393; 2006 - $1,785) has been included in indirect and administrative expenses in the consolidated statements of earnings and retained earnings.

F - 11

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

7.	INTANGIBLE ASSETS (Continued)

(b)	On April 7, 2008, the Company acquired all of the outstanding shares of Nordic Construction Ltd. in Honolulu, Hawaii. The acquisition was accounted for using the purchase method and the results of operations have been included in the consolidated financial statements from the date of acquisition.

The aggregate purchase price was $25,107 (U.S. $20,845) which can be summarized as follows:

Current assets (including cash of $5,854)	$51,423
Property, plant & equipment	6,380
Intangible assets	5,191
Goodwill	1,610
Current liabilities	(39,497)

Total assets acquired	$25,107

The goodwill, which relates to the Buildings - U.S. reporting segment, that forms part of the aggregate purchase price is deductible for tax purposes in the U.S.

The Company may pay additional contingent consideration if the subsidiary’s earnings exceed certain annual amounts. This additional consideration period ends October 31, 2011 with a U.S. $4,500 aggregate maximum amount payable.

(c)	On October 1, 2003, the Company acquired the assets and operations of Teton Industrial Group, Inc.’s industrial construction business in Atlanta, Georgia.

The Company may pay additional contingent consideration if the subsidiary’s earnings exceed certain annual amounts. This additional consideration period ended October 31, 2008. Additional consideration of U.S. $2,895 was required in 2008 (2007-$nil). The additional consideration has been recorded as goodwill for the Heavy Industrial - U.S. reporting segment. At October 31, 2008, the Canadian dollar equivalent of this goodwill is $3,487.

8.	ACCOUNTS PAYABLE

	2008	2007
Trade accounts payable	$668,361	$562,300
Holdbacks payable within one year	287,980	199,981

	956,341	762,281
Holdbacks payable beyond one year	66,830	57,236

	$1,023,171	$819,517

9.	ACCRUED LIABILITIES

	2008	2007
Accrued payroll liabilities	$67,453	$55,303
Bonus provision	231,744	150,325
Other	22,643	20,121

	$321,840	$225,749

F - 12

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

10.	BANK LOANS

(a)	The U.S. $250,000 (2007 - U.S. $214,000) bank loans have maturity dates ranging from 30 to 365 days. Interest on these loans is designed to vary with the bank’s United States Base Rate or the London Interbank Offered Rate plus 0.33% at the Company’s option. Cash equivalents of $253,793 (2007 - $70,045) and short-term deposits of $59,566 (2007 - $132,546) are hypothecated in favour of the bank under the terms of the credit facilities. Interest expense of $9,370 (2007 - $11,101; 2006 - $6,268) is included in indirect and administrative expenses.

In addition to these bank loans, the Company has access to lines of credit in the amount of $355,893 (2007 - $340,989). As at October 31, 2008, the Company has utilized $186,691 (2007 - $73,025) of these lines of credit, all in the form of letters of credit.

At October 31, 2008, the Canadian dollar equivalent of these U.S. dollar denominated bank loans is $301,125 (2007 - $202,166).

The Company is subject to restrictive covenants under its bank loans and lines of credit as described above that are measured on an annual basis. These covenants include, but are not limited to a current ratio, funded debt to EBITDA ratio, and funded debt to shareholder equity ratio. The Company is in compliance with its loan covenants.

(b)	During 2008, the Company entered into financing arrangements in relation to certain build-interim finance construction contracts. The total financing available under these financing arrangements is $102,297 at an interest rate equal to the Canadian Dollar Offered Rate plus 1.00% and $129,812 at an interest rate equal to the Bankers Acceptances Rate plus 1.40%. These financing arrangements have maturity dates that correspond with the dates of substantial completion of the related construction contracts. These financing arrangements are secured by the related construction contracts, along with the assets and shares of certain wholly-owned subsidiaries of the Company directly contracted to carry out the related construction. The Company has entered into agreements with its customers and lenders in relation to these construction contracts such that the Company’s customers will make payments on the trade accounts receivable owed to the Company directly to the Company’s lenders to satisfy the amounts outstanding under the financing arrangements. At October 31, 2008, the Company has offset accounts receivable of $29,826 against outstanding bank loans of $45,388, and presented the net outstanding bank loan of $20,280 on its consolidated balance sheet. Interest expense of $825 related to these arrangements is included in indirect and administrative expenses.

11.	INCOME TAXES

(a)	Components of income tax expense (benefit) are as follows:

	2008	2007	2006
Current income taxes:
Canadian Federal	$44,336	$13,447	$57,089
Canadian Provincial	26,983	12,096	25,741
U.S. Federal	40,899	29,484	13,146
U.S. State	8,296	5,851	1,502

	120,514	60,878	97,478

Future income taxes:
Canadian Federal	5,496	26,259	(14,286)
Canadian Provincial	2,351	7,747	(6,880)
U.S. Federal	5,343	(2,312)	(11,837)
U.S. State	1,068	(459)	(1,353)

	14,258	31,235	(34,356)

	$134,772	$92,113	$63,122

F - 13

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

11.	INCOME TAXES (continued)

(b)	Income tax expense differs from the amount that would be computed by applying the combined Federal and Provincial or State income tax rates of 34% (2007 - 35%; 2006 - 34%) to earnings before income taxes. The reasons for the differences are as follows:

		2008		2007		2006
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Income tax at statutory rate	$126,304	33.52	$108,954	34.78	$78,874	33.95
Non-taxable capital loss (gain)	7,137	1.89	(4,125)	(1.32)	(295)	(0.13)
Effect of enacted future tax rates	(1,312)	(0.35)	(5,778)	(1.84)	(2,564)	(1.10)
Recognition of previously unrecognized temporary differences and other changes in estimates	(1,300)	(0.35)	(5,500)	(1.76)	(12,442)	(5.36)
Large corporation tax, refundable tax, permanent differences and other	3,943	1.05	(1,438)	(0.46)	(451)	(0.19)

	$134,772	35.76	$92,113	29.40	$63,122	27.17

(c)	The tax effects that give rise to significant portions of the future income tax assets and future income tax liabilities at October 31, 2008 and 2007 are presented below:

	2008	2007
Future income tax assets:
Unearned revenue	$61,922	$53,551
Accounts payable, principally due to holdbacks payable	69,293	54,662
Accrued liabilities not claimed for tax	40,987	42,744
Property, plant and equipment - differences between net book value and undepreciated capital cost	1,236	2,139
Losses carried forward for tax purposes	6,378	552
Other	2,979	1,179

	182,795	154,827
Less valuation allowance	(3,825)	(113)

	178,970	154,714

Future income tax liabilities:
Marketable securities	(1,724)	1,449
Accounts receivable, principally due to holdbacks receivable and uncertified progress billings	182,910	152,572
Other	13,231	5,440

	194,417	159,461

Net future income tax liability	$(15,447)	$(4,747)

The net future income tax liability is presented in the consolidated balance sheets as follows:

Current assets	$35,508	$42,232
Non-current assets	15,751	1,866
Current liabilities	(33,597)	(47,500)
Non-current liabilities	(33,109)	(1,345)

Net future income tax liability	$(15,447)	$(4,747)

F - 14

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

11.	INCOME TAXES (continued)

(d)	Losses carried forward:

Non-capital losses

Non-capital losses carried forward for tax purposes will expire as follows:

Year ending October 31:
2009	$205
2010	1,182
2011	181
2012	—
2013	—
2014 and thereafter	9,052

$10,620

(e)	Certain taxes paid by the Company on investment income are refundable at the rate of $1 for every $3 of taxable dividends paid. Such tax and its recovery are charged to retained earnings. At October 31, 2008, $2,565 of refundable taxes have been fully recovered (2007 - $3,324; 2006 - $2,593).

12.	SHARE CAPITAL

(a)	Authorized:

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

(b)	Issued:

	Class 1	Class 2	Class 3	Class 4	Total
Number of shares (all series):

Outstanding, October 31, 2005	4,009,870	7,228,641	1,375,991	2,963,110	15,577,612
Issued during the year	605,670	1,377,315	252,120	377,770	2,612,875
Repurchased during the year	(52,770)	(246,300)	(2,610)	—	(301,680)
Realigned shares	(19,620)	19,620	—	—	—

Outstanding, October 31, 2006	4,543,150	8,379,276	1,625,501	3,340,880	17,888,807
Issued during the year	874,615	1,732,355	308,785	263,590	3,179,345
Repurchased during the year	(107,860)	(268,195)	(3,460)	—	(379,515)
Realigned shares	(11,480)	11,480	—	—	—

Outstanding, October 31, 2007	5,298,425	9,854,916	1,930,826	3,604,470	20,688,637
Issued during the year	1,502,555	2,493,820	669,040	530,330	5,195,745
Repurchased during the year	(515,620)	(621,910)	(108,130)	(264,660)	(1,510,320)
Realigned shares	23,950	(23,950)	—	—	—

Outstanding, October 31, 2008	6,309,310	11,702,876	2,491,736	3,870,140	24,374,062

F - 15

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

12.	SHARE CAPITAL (Continued)

	Class 1	Class 2	Class 3	Class 4	Total
Stated capital (all series):

Outstanding, October 31, 2005	$56,911	$112,064	$21,156	$37,505	$227,636
Issued during the year	12,568	28,579	5,231	7,839	54,217
Repurchased during the year	(985)	(4,162)	(51)	—	(5,198)
Realigned shares	(329)	329	—	—	—

Outstanding, October 31, 2006	$68,165	$136,810	$26,336	$45,344	$276,655
Issued during the year	19,242	38,112	6,793	5,799	69,946
Repurchased during the year	(1,842)	(4,210)	(73)	—	(6,125)
Realigned shares	(201)	201	—	—	—

Outstanding, October 31, 2007	$85,364	$170,913	$33,056	$51,143	$340,476
Issued during the year	35,310	58,605	15,722	12,463	122,100
Repurchased during the year	(5,693)	(9,744)	(1,547)	(4,245)	(21,229)
Realigned shares	438	(438)	—	—	—

Outstanding, October 31, 2008	$115,419	$219,336	$47,231	$59,361	$441,347

	Share capital outstanding	Share purchase loans	Share capital outstanding net of share purchase loans
October 31, 2007	$340,476	(3,595)	$336,881
October 31, 2008	$441,347	(5,658)	$435,689

Share purchase loans are non-interest bearing and are repaid by payroll deductions over a period of three years. The employee shareholder grants an option to the Company to repurchase the shares in the event of default by the shareholder under the promissory note and grants security in respect of the proceeds of sale under the option.

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of the following:

	2008	2007
Balance, beginning of year	$(68,943)	$(38,949)
Transitional amount on adoption of new financial instruments standards	—	4,889
Balance at beginning of year, as adjusted	(68,943)	(34,060)
Other comprehensive loss for the year:
Loss (gain) on disposal of marketable securities	1,744	(2,841)
Unrealized gain (loss) on investment in marketable securities	(15,755)	2,803
Effect of exchange rate changes during the year	68,033	(34,874)
Tax impact of above items	3,173	29

	57,195	(34,883)

Balance, end of year	$(11,748)	$(68,943)

Components of accumulated other comprehensive loss are as follows:
Accumulated foreign exchange losses on translation of self-sustaining foreign operations	$(5,790)	$(73,823)
Accumulated unrealized gain (loss) on investments in marketable securities	(7,682)	6,329
Tax effect on unrealized loss (gain) on investments in marketable securities	1,724	(1,449)

Balance, end of year	$(11,748)	$(68,943)

F - 16

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

14.	LEASE COMMITMENTS

Future minimum lease payments for non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

Year ending October 31:
2009	$7,118
2010	12,220
2011	11,108
2012	10,329
2013	4,767
2014 and thereafter	20,192

$65,734

15.	OTHER INCOME (EXPENSE)

	2008	2007	2006
Interest income	$20,873	$34,469	$23,220
Foreign exchange gain (loss)	(53,817)	31,992	3,440
Equity in earnings of limited liability companies and limited partnerships	509	971	1,932
Gain (loss) on disposal of marketable securities	(1,744)	2,841	3,164

	$(34,179)	$70,273	$31,756

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	2008	2007	2006
Interest paid	$14,828	$11,000	$6,855
Interest received	32,317	33,266	24,394
Income taxes paid	53,850	153,316	58,011

17.	NET CHANGE IN OPERATING ACCOUNTS

	2008	2007	2006
Accounts receivable	$(266,895)	$(153,467)	$(124,721)
Holdbacks receivable	(34,956)	(43,663)	(13,955)
Accrued benefit asset	(159)	(170)	(744)
Accounts payable	167,813	162,185	83,545
Accrued liabilities	93,501	44,881	54,362
Holdbacks payable	9,594	22,759	18,481
Unearned revenue, net	90,672	18,499	2,997
Income taxes recoverable/payable	67,087	(95,159)	39,467

	$126,657	$(44,135)	$59,432

18.	EMPLOYEE BENEFIT PLANS

Canada

The Company has a defined benefit pension plan, which includes a defined contribution pension plan, for its resident Canadian employees. Under the defined contribution portion, the employees’ contributions of up to 5% of their gross salary are matched by the Company. Contributions are required only for employees’ current services. The combined contributions are invested by the individual employees, at their discretion, in any of several mutual funds offered by the plan.

The defined benefit portion provides a benefit based on a percentage of final average earnings and years of service. Independent consultants prepared an actuarial valuation for funding purposes at December 31, 2006 which has been extrapolated to October 31, 2008 and an actuarial valuation for funding purposes at December 31, 2006 which had been extrapolated to October 31, 2007. The next required valuation is December 31, 2009.

F - 17

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

18.	EMPLOYEE BENEFIT PLANS (continued)

The reconciliation of the funded status of the defined benefit plan to the amounts recorded in the financial statements is as follows:

	2008	2007
Accrued benefit obligation:
Balance, beginning of year	$17,470	$21,660
Current service cost	150	216
Interest cost	967	1,047
Benefits paid	(1,604)	(3,853)
Actuarial (gain) loss	(2,057)	(1,600)

Balance, end of year	$14,926	$17,470

Plan assets:
Fair value, beginning of year	$20,173	$21,744
Actual return on plan assets	(5,853)	1,399
Employer contributions	28	835
Employees’ contributions	38	48
Benefits paid	(1,604)	(3,853)

Fair value, end of year	$12,782	$20,173

Accrued benefit asset:
Funded status	$(2,144)	$2,703
Unamortized net actuarial loss	7,033	2,027

Accrued benefit asset	$4,889	$4,730

During the year ended October 31, 2008, benefits paid out of the defined benefit plan were $1,604 (2007 - $3,853; 2006 - $1,554). The percentage of the fair value of plan assets by major category is as follows:

	2008	2007
Equities	53.7%	54.6%
Debt securities	40.7%	33.1%
Cash and other	5.6%	12.3%

	100.0%	100.0%

Significant actuarial assumptions used to determine both the accrued benefit obligation and the benefit cost are as follows (weighted average):

	2008	2007
Discount rate	7.25%	5.75%
Expected long-term rate of return on plan assets	6.25%	6.25%
Rate of compensation increase	3.00%	3.00%

Total cash amounts recognized as paid or payable by the Company to both the defined contribution and defined benefit portions of the pension plan for the year ended October 31, 2008 were $3,741 (2007 - $5,187; 2006 - $5,195).

The elements of the Company’s defined benefit plan costs recognized in the year are as follows:

	2008	2007	2006
Current service cost (employer portion)	$112	$168	$163
Interest cost	967	1,047	1,103
Expected return on plan assets	(1,213)	(1,317)	(1,387)
Transfers	—	—	—
Amortization of transitional asset	—	—	(1,163)
Amortization of net actuarial loss	3	767	1,429

Net benefit plan cost (income)	$(131)	$665	$145

F - 18

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

18.	EMPLOYEE BENEFIT PLANS (continued)

The benefits expected to be paid under the defined benefit pension plan are as follows:

Year ending October 31:
2009	$1,544
2010	1,617
2011	1,623
2012	1,608
2013	1,599
2014 and thereafter	8,943

$16,934

United States

The Company has a qualified defined contribution 401(k) plan which covers substantially all resident United States salaried employees. Eligible participants may contribute a portion of their annual salary, subject to certain limitations. The Company matches 50% of the first 8% that a participant contributes of compensation. The participant’s contributions are 100% vested and non-forfeitable. The Company’s matching contributions vest over a seven-year period. The Company’s contributions in 2008 totaled $3,223 (2007 - $2,780; 2006 - $2,123).

19.	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Risk Management Activities

Overview

The Company has exposure to market risk, credit risk and liquidity risk from its use of financial instruments. Market risk is the risk of loss that results from changes in market factors, including foreign exchange risk, interest rate risk, and equity price risk. The Company monitors the risks associated with its financial instruments and manages them to the extent possible.

Foreign Exchange Risk

The Company currently earns revenue and incurs expenses in U.S. dollars and Canadian dollars. The Company uses the U.S. dollar bank loans as outlined in Note 9, to manage its exposure to foreign exchange risk on its United States dollar denominated assets and liabilities. The total loan balance is maintained at a level approximating the forecasted financial position of the Company’s U.S. dollar net assets at the end of the next fiscal year, but is not documented and accounted for as a hedge of the Company’s net investment in self-sustaining U.S. subsidiaries. Management monitors the forecasted financial position of the Company’s U.S. dollar net assets on a periodic basis throughout the course of the year and adjusts the total loan balance accordingly. The Company does not use its U.S. dollar bank loans for speculative purposes.

A 10% strengthening of the Canadian dollar against the U.S. dollar at October 31, 2008 would have increased net earnings and retained earnings by $30,114 (2007 - $20,217) due to a reduction in the value of the Company’s U.S. dollar bank loans, and increased other comprehensive loss and accumulated other comprehensive loss by $35,157 (2007: $19,108) due to a reduction in the value of the Company’s U.S. dollar net assets. A 10% weakening of the Canadian dollar against the U.S. dollar at October 31, 2008 and 2007 would have had the equal but opposite effect.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arise principally from the Company’s cash and cash equivalents, short-term deposits and receivables, including costs and estimated earnings in excess of billings. The carrying amount of financial assets represents the maximum credit exposure.

F - 19

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

19.	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Credit Risk (Continued)

The Company is exposed to credit risk in receivables arising from changes in the credit quality of its customers which could affect the Company’s earnings. The Company does not have a significant exposure of credit risk to any individual customer, or customers in any geographic area or industry. The Company performs an assessment of the financial capacity of each potential customer prior to the submission of a bid or other proposal for new work. This assessment confirms that the potential customer has sufficient funds either through its own equity, financing from financial institutions with high credit-ratings assigned by international-credit rating agencies, or a combination thereof, to pay the Company the contract sum and change orders as the work progresses. On occasion, some form of financial security, either a letter of credit or some other deposit, is required prior to the commencement of work on the project. The Company also performs assessments of the financial capacity of its existing customers when contractual conditions are violated, including failing to adhere to payment schedules, or when other objective evidence is received that a customer may default in whole or in part on amounts owed to the Company. Further, the Company has performed an assessment of the financial capacity of certain existing customers that have been or may be significantly impacted by the tightening of the global credit markets resulting from the global financial crisis of 2008. At October 31, 2008, $112,007 of trade accounts receivable are considered past due, which is defined as amounts beyond contractually-established credit terms and conditions for the respective customers. The Company has established an allowance for doubtful accounts that it believes is sufficient to address the credit risk in receivables.

In accordance with its investment policy, the Company invests in Government of Canada and provincial treasury bills, U.S. Government treasury bills, t-notes, t-bonds, and Federal Agency securities, short-term Canadian and provincial government debt, bankers’ acceptance notes, term deposits of Schedule 1 Banks, commercial paper rated R-1 High to R-1 Low or A1/P-1 or better, repurchase agreements, money market funds and negotiable certificates of deposit. The credit risk on cash and cash equivalents, short-term deposits and long-term investments is limited because the counterparties are governments, banks and corporations with high credit-ratings assigned by international-credit rating agencies.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by monitoring actual and projected cash flows on a weekly basis to ensure that it will always have sufficient liquidity to meet its liabilities when due, both under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of the Company’s financial liabilities:

October 31, 2008	Carrying amount	Contractual cash flows	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trade accounts payable	$668,361	$668,361	$668,361	$—	$—	$—
Accrued liabilities	321,840	321,840	321,840	—	—	—
Bank loans	321,405	301,125	301,125	—	—	—
Holdbacks payable	354,810	354,810	287,980	66,830	—	—

	$1,666,416	$1,646,136	$1,579,306	$66,830	$—	$—

October 31, 2007	Carrying amount	Contractual cash flows	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trade accounts payable	$562,300	$562,300	$562,300	$—	$—	$—
Accrued liabilities	225,749	225,749	225,749	—	—	—
Bank loans	202,166	202,166	202,166	—	—	—
Holdbacks payable	257,217	257,217	199,981	57,236	—	—

	$1,247,432	$1,247,432	$1,190,196	$57,236	$—	$—

F - 20

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

19.	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

In addition to the amounts noted above, interest payments over the life of the bank loans are as follows:

October 31, 2008	Contractual cash flows	Less than 1 year	1-3 years	3-5 years	More than 5 years
Interest payments - bank loans*	$4,879	$4,879	$—	$—	$—

October 31, 2007	Contractual cash flows	Less than 1 year	1-3 years	3-5 years	More than 5 years
Interest payments - bank loans*	$10,135	$10,135	$—	$—	$—

*	Interest rates on the bank loans vary with the bank’s U.S. Base Rate or the London Interbank Offered Rate (LIBOR) plus 0.33% at the Company’s option. The Company has chosen the LIBOR rate plus 0.33% on all bank loans. The Company has assumed that the LIBOR rate will be at an average of 1.29% (2007 - 4.63%) over the remaining terms of the loans, and has prepared its estimate of interest commitments for these loans on this basis.

Interest Rate Risk

The Company does not believe that fluctuations in interest rates have a material impact on its financial condition or results of operations. The Company manages against increases in interest rates under its bank loan facility by hypothecating short-term deposits in excess of the bank loans in favour of the bank. These short-term deposits have maturities which approximate the maturities of the bank loans and as a result any increase in interest expense as a result of increases in interest rates is offset by a corresponding increase in investment income.

Equity Price Risk

Equity price risk arises from equity securities held by the Company. The Company’s investments in equity securities are held as part of its investments in marketable securities, and as part of the plan assets of the defined benefit portion of the defined benefit pension plan, as described in Note 18.

Management of the Company monitors and adjusts the mix of debt and equity securities it holds based on market expectations, the Company’s investment policies and guidelines, and guidance received from external advisors. The Investment Committee of the Board of Directors of the Company recommends investment objectives and criteria to the Board. The Board approves the investment objectives and criteria and the aggregate amount of funds to be placed in each investment category. The Committee is responsible for obtaining investment advice, authorizing investments, monitoring performance, and reports to the Board on a quarterly basis.

The primary investment objectives of the Company’s investments in marketable securities are safety of principal and provision of secure and assured income. The Company benchmarks the rate of return from its investments in marketable securities based on a mix of financial market indices over a long-term market cycle.

The percentage of the fair value of the investments in marketable securities by major category is as follows:

	2008	2007
Equities	65.3%	73.7%
Debt securities	30.3%	21.9%
Cash and other	4.4%	4.4%

	100.0%	100.0%

The equity securities above are listed on the following major exchanges (based on fair values):

	2008	2007
Toronto Stock Exchange	91.3%	66.6%
New York Stock Exchange	6.9%	17.9%
International - various	1.8%	15.5%

	100.0%	100.0%

A three per cent increase in the S&P/TSX Capped Composite Index, a one percent increase in the S&P 500 Index, and a one percent increase in the MSCI EAFE Net Index would have increased other comprehensive income by $1,442 after tax (2007 - $1,214 increase); an equal change in the opposite direction would have decreased other comprehensive income by $1,442 after tax (2007 - $1,214 decrease).

F - 21

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

19.	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

(b)	Fair Value of Financial Instruments

Fair value is used to measure financial assets that are held for trading or available for sale, financial liabilities that are held for trading and all derivative financial instruments. Other financial assets such as loans and receivables and investments that are held to maturity and other financial liabilities are measured at amortized cost.

Cash and cash equivalents, short term deposits, accounts receivable, holdbacks receivable, accounts payable, accrued liabilities, bank loans, and holdbacks payable are recorded at amortized cost. Investments in marketable securities, included in long-term investments, are classified as available for sale securities and are recorded at fair value with changes in the fair value of these securities recorded as other comprehensive income. Investments held-to-maturity are recorded at amortized cost.

Counterparty confirmations and discounted cash flow analysis, based on market conditions and risks existing at yearend, are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

The fair value of cash and cash equivalents, short term deposits, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the short term nature of these instruments. Bank loans approximate their carrying amounts as they bear floating rates of interest.

The fair value of long term holdbacks receivable and payable approximate their carrying amounts.

The fair value of marketable securities as at October 31, 2008 is $78,107 (2007 - $91,593).

20.	CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to (a) fund day-to-day operations; (b) secure necessary credit facilities, such as surety bonds and letters of credit, to complete the Company’s backlog of incomplete work under contract and bid for new projects; (c) pursue strategic business opportunities, including acquisitions and expansion into new geographic markets; and (d) share-related transactions, including the repurchase of share capital and the provision of returns to its shareholders.

The Company defines capital that it manages as the aggregate of its shareholders’ equity, which is comprised of share capital, retained earnings, and accumulated other comprehensive loss. The Company manages its capital structure and makes adjustments to it in response to general economic conditions, the risk characteristics of incomplete work under contract, and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval of its Board of Directors, may issue or repay debt, issue or repurchase shares, or pay dividends. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

The primary non-GAAP measures monitored by the Company to manage its capital are the current ratio, funded debt to EBITDA ratio, and funded debt to shareholder equity ratio, as defined by its restrictive covenants under its bank loans and lines of credit as described in Note 10. The Company targets budgeted capital to ensure that, at a minimum, it achieves these ratios.

21.	SEGMENT INFORMATION

The Company operates in the construction industry and performs construction services in Canada, the United States and the Bahamas for a wide variety of public and private clients. The Company’s operations are categorized into four industry segments: Buildings – Canada, Buildings – U.S., Heavy Industrial – Canada, and Heavy Industrial – U.S. (2007 & 2006 – a fifth industry segment, Heavy Civil, was reportable). The Buildings segments performs construction services for commercial and institutional buildings, including construction of shopping centers, educational facilities, airports, light civil structures, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, senior’s facilities, and office buildings. The Heavy Industrial segment performs construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, forestry projects and power plants. The Heavy Civil segment performs construction services for roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams and mine site preparation.

F - 22

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

21.	SEGMENT INFORMATION (continued)

Transactions between segments are recorded at the exchange amount. The accounting policies for the reportable operating segments are those outlined in Note 1, Significant Accounting Policies.

	Reportable Segments				Other (a)	Total	Consolidating Eliminations			Consolidated Total
October 31, 2008	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Heavy Industrial - U.S.
Contract revenues	$2,845,471	$1,475,076	$650,013	$483,876	$382,990	$5,837,426	$—			$5,837,426
Contract costs	(2,513,752)	(1,354,438)	(532,484)	(379,000)	(327,844)	(5,107,518)	123,502	(b	)	(4,984,016)

Gross profit	331,719	120,638	117,529	104,876	55,146	729,908	123,502			853,410
Indirect and administrative expenses	(48,298)	(39,619)	(28,821)	(12,861)	(10,154)	(139,753)	(303,885)	(c	)	(443,638)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	1,211			1,211

Operating profit (loss)	$283,421	$81,019	$88,708	$92,015	$44,992	$590,155	$(179,172)			$410,983

Total assets	$1,263,791	$501,478	$214,552	$241,166	$171,798	$2,392,785	$681,892	(d	)	$3,074,677

	Reportable Segments				Heavy Industrial - U.S.	Other (a)	Total	Consolidating Eliminations			Consolidated Total
October 31, 2007	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Heavy Civil
Contract revenues	$2,109,443	$1,443,802	$578,529	$509,260	$411,918	$12,397	$5,065,349	$—			$5,065,349
Contract costs	(1,865,446)	(1,338,512)	(473,959)	(468,303)	(375,932)	(13,053)	(4,535,205)	65,489	(b	)	(4,469,716)

Gross profit	243,997	105,290	104,570	40,957	35,986	(656)	530,144	65,489			595,633
Indirect and administrative expenses	(44,146)	(31,454)	(25,770)	(10,478)	(10,446)	(244)	(122,538)	(231,678)	(c	)	(354,216)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	—	1,576			1,576

Operating profit (loss)	$199,851	$73,836	$78,800	$30,479	$25,540	$(900)	$407,606	$(164,613)			$242,993

Total assets	$859,848	$362,363	$229,194	$149,490	$133,859	$14,829	$1,749,583	$513,589	(d	)	$2,263,172

	Reportable Segments				Heavy Industrial - U.S.	Other (a)	Total	Consolidating Eliminations			Consolidated Total
October 31, 2006	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Heavy Civil
Contract revenues	$1,766,924	$1,217,473	$506,677	$431,380	$257,950	$27,880	$4,208,284	$—			$4,208,284
Contract costs	(1,587,456)	(1,153,989)	(391,289)	(395,045)	(230,000)	(16,133)	(3,773,912)	51,091	(b	)	(3,722,821)

Gross profit	179,468	63,484	115,388	36,335	27,950	11,747	434,372	51,091			485,463
Indirect and administrative expenses	(40,386)	(29,238)	(20,854)	(9,229)	(7,509)	(151)	(107,367)	(179,826)	(c	)	(287,193)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	—	2,300			2,300

Operating profit (loss)	$139,082	$34,246	$94,534	$27,106	$20,441	$11,596	$327,005	$(126,435)			$200,570

Total assets	$661,421	$307,978	$222,912	$130,149	$85,804	$12,180	$1,420,444	$429,147	(d	)	$1,849,591

(a)	In all years, consists of those operating segments not meeting the quantitative thresholds to qualify as a reportable operating segment. The sources of contract revenues are from the Company’s heavy civil operations in the United States and building operations in the Bahamas (2007 & 2006 - Building operations in the Bahamas).
(b)	In all years, consolidating eliminations for intersegment transactions.
(c)	In all years, consist of corporate general and administrative expenses, depreciation, and bonuses not allocated to reportable segments for internal reporting purposes.
(d)	In all years, corporate assets consist principally of cash and cash equivalents, short-term deposits, accounts receivable, long-term investments and property, plant and equipment. Capital expenditures are not allocated to reportable segments for internal reporting purposes.

F - 23

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

21.	SEGMENT INFORMATION (continued)

Information concerning principal geographic areas is as follows:

	2008	2007	2006
Contract Revenues
Canada	$3,495,484	$2,687,972	$2,273,601
United States	2,339,950	2,364,980	1,906,803
Bahamas	1,992	12,397	27,880

	$5,837,426	$5,065,349	$4,208,284

Long-Lived Assets (i)
Canada	$103,469	$101,823	$87,614
United States	69,068	39,962	36,407

	$172,537	$141,785	$124,021

(i)	Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

22.	OTHER MATTERS

(a)	Legal or Arbitration Proceedings

On August 5, 2005 PCL Civil Constructors, Inc. (“Civil”) commenced a civil action against a number of engineering firms, claiming negligence in design and peer review in respect of the superstructure design for the Ringling Causeway Bridge in Sarasota, Florida. Civil was seeking damages in excess of US$15,000. One of the engineering firms, Earth Tech, Inc., filed a counterclaim against Civil for an unspecified amount, believed to be estimated by Earth Tech, Inc. at US$400. On May 28, 2008 the parties reached a settlement agreement to pay Civil US$9,500 to settle all claims. Civil received full payment in the summer of 2008. Recovery of the claim proceeds have been accrued in the Company’s fiscal 2008 financial statements.

On February 2, 2006, PCL Construction Services, Inc. (“Services”) commenced a civil action in the United States Court of Federal Claims arising out of a contract performed for the United States Bureau of Reclamation for the construction of a visitor’s center and parking structure at Hoover Dam, commencing in April, 1994. This matter includes a claim for US$2,400 for additional costs as a result of changes in the scope of the contract and US$19,700 relating to delays and disruptions by the government. The government filed a motion to dismiss this claim on the doctrine of res judicata and on October 22, 2008, Services’ claim was dismissed. On December 10, 2008, the Company filed a notice of appeal. The Company is unable to determine the outcome of the appeal at this time.

On October 25, 2005 a Statement of Claim was filed in the Ontario Superior Court of Justice by The Bank of Nova Scotia, Scotia Realty Limited and SPE Operations Ltd. (collectively the “Owners”) against PCL Constructors Canada Inc. (“PCL Canada”), Sayers & Associates Limited (“Sayers”), WZMH Architects, The Mitchell Partnership Inc. and Quinn Dressel Associates. On December 28, 2005, the Owners issued a Fresh Statement of Claim in the action adding PCL Constructors Eastern Inc. (“PCL Eastern”) and The Webb Zerafa Menkes Housden Partnership as defendants to the action. The Owners are now seeking to add PCL Construction Group Inc. and PCL Construction Resources Inc. as defendants in this action, which motion is being opposed by these corporations. The Owners are seeking $35,000 in damages plus interest and costs related to this action for alleged deficiencies in the design and construction of the water pipe systems in a 67 storey commercial high rise located in the City of Toronto known as “Scotia Plaza”. The PCL companies involved in this litigation intend to vigorously defend themselves against this claim and have asserted claims for insurance coverage and for indemnity against its co-defendants. The litigation is currently in the discovery stage. The Company is currently unable to determine the outcome of the litigation and no reserves have been established in connection with this claim.

On April 3, 2007, Teton Industrial Construction, Inc. (“Teton”) commenced a civil action against a project Client for an amount in excess of US$40,000 for damages attributed to inadequate design, design changes, work disruption, late delivered materials and substantial scope growth on a power plant project in Vineyard, Utah. The Client filed a countersuit against Teton for an amount in excess of US$15,000 for liquidated and actual damages. The parties, by court order, participated in mediation in 2008. On November 7, 2008 the parties reached a settlement agreement wherein the project Client agreed to pay Teton US$29,187 to settle all claims. Teton received payment of US$29,187 from the project Client on December 10, 2008. Recovery of the claim proceeds have been accrued in the Company’s fiscal 2008 financial statements.

F - 24

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

22.	OTHER MATTERS (continued)

PCL Civil Constructors, Inc. (“Civil”) is seeking additional compensation of approximately $22,000 under a construction contract for costs incurred arising from the failure of certain bridge piers on a project being constructed by Civil in Tampa, Florida. The failure was caused by inadequate design and Civil was engaged by the project Owner to perform the required pier remediation. The Owner has filed a lawsuit against certain project designers for the damages caused by the design failures, including the required remediation efforts. On December 11, 2007 an amended complaint was filed by the Owner adding Civil as party to its lawsuit, seeking a declaration from the court of the amount owing by the Owner to Civil. PCL has now been dismissed from this lawsuit without prejudice. PCL is in the process of presenting a final accounting to the Owner. Following the submission of the final accounting, the Owner and PCL will submit their disputes to a non-binding Dispute Resolution Board (“DRB”) per the requirements of the parties’ contract. This process will begin in early 2009, and it is unclear when the DRB will render its final recommendations. If the parties’ are not able to resolve claims following the DRB’s recommendation, the contract calls for litigation of remaining disputes. The Company has accrued contract revenue to the extent that the contract price has been adjusted by change orders signed by the Owner and Owner directed changes for which collection is probable. However, no amounts have been accrued for adjustments to the contract price where change orders have not been signed by the Owner or where Owner directed changes have not been received. The Company believes that the ultimate resolution of this matter will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

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

During the year ended October 31, 2008, the Company recognized additional contract revenues of $39,913 (2007 - $25; 2006 - $3,461) resulting from construction claims awarded or received on construction projects.

(b)	Subsequent Event

In January 2009, the Company declared dividends on its common shares in the amount of $11.00 per share to shareholders of record on January 31, 2009. The dividends, totaling $266,848, will be paid in February 2009.

23.	INVESTMENT IN JOINT VENTURES, LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS

(a)	Investment in Limited Liability Companies and Limited Partnerships

At October 31, 2008, the Company had investments of $1,090 (2007 - $200) in limited liability companies and limited partnerships in which the Company does not have an undivided interest in the assets, liabilities, revenue and expenses. During 2008, the Company recorded income of $509 (2007 - $971) on these United States investments. The Company’s maximum exposure to loss as a result of its involvement with these property developments was the carrying amount of its investments.

(b)	Investment in Joint Ventures

The Company’s proportionate share of the assets, liabilities, revenues and expenses of joint ventures included in the consolidated financial statements is as follows:

	2008	2007
ASSETS
Cash and cash equivalents	$21,163	$40,343
Accounts receivable (including holdbacks of $NIL; 2007 - $24,281)	16,062	62,682
Costs and estimated earnings in excess of billings	13,297	—

	$50,522	$103,025

LIABILITIES AND EQUITY
Accounts payable (including holdbacks of $NIL (2007 - $17,826)	$21,029	$59,526
Unearned revenue	3,052	10,705
Equity and advances	26,441	32,794

	$50,522	$103,025

F - 25

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

23.	INVESTMENT IN JOINT VENTURES, LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS (continued)

	2008	2007	2006
EARNINGS
Contract revenues	$169,241	$293,350	$210,101
Contract costs	151,277	264,854	187,480

Earnings before income taxes	$17,964	$28,496	$22,621

CASH FLOWS PROVIDED BY (USED IN)
Operating activities	$5,136	$30,193	$(8,117)
Investing activities	(33,769)	—	—
Financing activities	9,453	(18,405)	(23,266)

Net increase (decrease) in cash and cash equivalents	$(19,180)	$11,788	$(31,383)

The Company is contingently liable at October 31, 2008 for $16,419 (2007 - $27,212) being the other joint venture participants’ share of liabilities, net of securing letters of credit and cross-company guarantees, should they not be able to satisfy them.

Throughout the year, the Company makes cash contributions, receives distributions, and records its proportionate share of income or losses in joint ventures. A summary of the joint venture transactions for the years ended October 31, 2008 and 2007 is as follows:

	2008	2007
Investment in joint ventures, beginning of year	$32,794	$22,703
Share of net income	17,964	28,496
Unrealized foreign exchange loss	10,923	(4,871)
Contributions	6,997	1,887
Distributions	(42,237)	(15,421)

	$26,441	$32,794

F - 26

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

he Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from United States GAAP. The effects of these differences on the Company’s consolidated financial statements are as follows:

If United States GAAP were employed, net earnings would be adjusted as follows:

	2008	2007	2006
Net earnings based on Canadian GAAP	$242,032	$221,153	$169,204
Additional pension expense due to the elimination of amortization of the transitional asset (1)	—	—	(1,163)
Change in fair value of mandatorily redeemable shares (3)	(1,061)	(620)	(207)
Dividends on mandatorily redeemable shares (3)	(6,083)	(4,485)	(1,345)
Tax impact of reconciling items	(52)	38	361

Net earnings based on U.S. GAAP	$234,836	$216,086	$166,850

Earnings per share based on U.S. GAAP net earnings (3)	$10.77	$11.56	$10.19

Comprehensive income under United States GAAP is as follows:
	2008	2007	2006
Net earnings based on U.S. GAAP	$234,836	$216,086	$166,850
Other comprehensive income (loss), net of taxes of $3,173 (2007 - $29; 2006 - $nil), in accordance with Canadian GAAP (5)	57,195	(34,883)	(6,721)
Change in net pension liability(1)	(5,006)	—	—
Change in minimum pension liability (1)	—	359	1,460
(Gain) loss on disposal of marketable securities (2) (5)	—	—	(3,164)
Unrealized gain on investment in marketable securities (2) (5)	—	—	5,604
Tax impact of reconciling items	1,705	(125)	(1,064)

Comprehensive income under U.S. GAAP	$288,730	$181,437	$162,965

The following tables reconcile the consolidated balance sheets as reported under Canadian GAAP and those that would have been reported under United States GAAP:

2008	Canadian GAAP	U.S. GAAP
Balance Sheet
Deferred income tax asset (4)	$15,751	$18,109
Accrued benefit asset (1)	4,889	—
Net pension liability (1)	—	2,144
Mandatorily redeemable shares liability (3)	—	11,616
Share capital (3)	435,689	428,514
Retained earnings (1) (3) (4)	366,210	358,979
Accumulated other comprehensive loss (1) (2) (4) (5)	(11,748)	(13,633)

F - 27

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (continued)

2007	Canadian GAAP	U.S. GAAP
Balance Sheet
Deferred income tax asset (4)	$1,866	$2,571
Accrued benefit asset (1)	4,730	—
Net pension asset (1)	—	2,703
Mandatorily redeemable shares liability (3)	—	15,562
Share capital (3)	336,881	328,366
Retained earnings (1) (3) (4)	315,927	306,141
Accumulated other comprehensive loss (1) (2) (4) (5)	(68,943)	(67,526)

Accumulated other comprehensive loss under United States GAAP is as follows:
	2008	2007
Accumulated change in net pension asset (liability) (1)	$(2,832)	$2,174
Accumulated unrealized gain (loss) on investments in marketable securities (2)	(7,682)	6,329
Accumulated foreign exchange losses on translation of self-sustaining foreign operations (5)	(5,790)	(73,823)
Accumulated tax impact of reconciling items	2,671	(2,206)

Accumulated other comprehensive loss (1) (2) (4) (5)	$(13,633)	$(67,526)

There are no material differences between cash flows reported in the statement of cash flows prepared in accordance with Canadian GAAP and the cash flows that would be reported in a statement of cash flows prepared in accordance with United States GAAP.

SEC Accounting Series Release No. 268 (“ASR 268”) prohibits the combination of all equity securities under the general heading Shareholders’ Equity where the redemption of equity is outside the control of the issuer resulting in the Company’s common stock, retained earnings and accumulated other comprehensive loss being presented as Redeemable Common Stock outside of Shareholders’ Equity. ASR 268 applies to the Company as there are a limited number of situations where the Company is obligated to repurchase the shares of an employee after a triggering event. The aggregate redemption value of those shares which the Company was obligated to repurchase at October 31, 2008 was $11,616 (2007 - $15,562). The redemption value per share established on January 23, 2008 is $23.50. The aggregate redemption value of those shares which the Company was obligated to repurchase at October 31, 2008 is reclassified as a current liability in accordance with SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity”.

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

F - 28

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

For United States GAAP purposes, the Company is utilizing transition guidance provided by the SEC as it was not feasible to apply SFAS No. 87 “Employers’ Accounting for Pensions” on the effective date of the standard. As a result of applying this guidance, the difference between the fair value of plan assets and the projected benefit obligation of $3,262 was recorded as a prepaid pension asset as at November 1, 2001. Net periodic pension income (cost) under United States GAAP for 2008 and 2007 is $131 and $(665) respectively, which is the same as under Canadian GAAP, as the amortization of the transitional asset under Canadian GAAP ended on October 31, 2006. Net periodic pension cost under United States GAAP for 2006 is $1,308, as the amortization of the transitional asset under Canadian GAAP is not permitted under United States GAAP. The resulting prepaid pension asset under United States GAAP prior to the recognition of the minimum pension liability for 2006 is $359.

Effective October 31, 2007, United States GAAP (SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment to FASB Statements No. 87, 88, 106, and 132(R)”) requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Applying this standard to the Company’s employees defined pension plan, at October 31, 2007, the difference between the prepaid pension asset recognized under SFAS No. 87 “Employers’ Accounting for Pensions” of $529 (after giving recognition to the reversal of the accumulated additional minimum pension liability of $359) and the overfunded status of the plan of $2,703 was recorded by way of a credit to accumulated other comprehensive loss of $2,174.

Prior to the effective date of SFAS No. 158, for United States GAAP purposes, the Company recognized an additional minimum pension liability as was required by SFAS No. 87 “Employers’ Accounting for Pensions.” The recognition of an additional minimum pension liability is not required under Canadian GAAP.

(2)	Effective November 1, 2006, under both United States GAAP and Canadian GAAP, the Company’s investments in marketable securities are considered available for sale securities and are reported at fair value, with unrealized gains and losses reported, net of tax, in other comprehensive income for the period.

Prior to this effective date, under Canadian GAAP, the Company’s investments in marketable securities were recorded at cost, with write downs taken on the investments when losses in value were other than temporary in nature. In accordance with the transitional requirements under Canadian GAAP, the remeasurement from cost to fair value was recorded as an adjustment to opening accumulated other comprehensive in 2007 as more fully described in Note 24(5) below without restatement of prior years.

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

During 2008, 2007 and 2006, certain of the Company’s common shares became mandatorily redeemable after the occurrence of certain triggering events. As a result, these mandatorily redeemable shares were reclassified as a liability at their fair value of $4,285 (2007 - $5,962; 2006 - $4,766), with a corresponding reduction in redeemable common stock, consisting of a decrease in share capital of $3,219 (2007 - $3,476; 2006 - $2,610), and a decrease in retained earnings under United States GAAP of $1,066 (2007 - $2,486; 2006 - $2,156).

SFAS No. 150 requires that subsequent changes in the fair value of these shares are recognized in earnings. In 2007, the subsequent change in fair value was as a result of an increase in the share price of $1.50 per share (2007 - $1.25 per share; 2006 - $0.75 per share). This resulted in a change in fair value of these shares of $1,061 (2007 - $620; 2006 - $207), which is recognized in net earnings under United States GAAP.

In addition, dividends were paid during 2008 of $8.60 per share (2007 - $9.05 per share; 2006 - $4.88 per share). In 2008, dividends on mandatorily redeemable shares were $6,083 (2007 - $4,485; 2006 - $1,345), which is recognized in net earnings under United States GAAP.

During 2008, mandatorily redeemable shares with a fair value of $9,292 (2007 - $1,304; 2006 - $202) were repurchased by the Company.

(4)	Under United States GAAP, future income tax assets and liabilities are referred to as deferred income tax assets and liabilities. The adjustment above relates to the tax effect of items (1) and (2) above.

F - 29

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (continued)

(5)	Effective November 1, 2006, under both United States GAAP and Canadian GAAP, other comprehensive income (loss) primarily includes changes in shareholders’ equity arising from unrealized changes in the fair value of available for sale investments (as described in Note 24(2) above) and foreign exchange gains and losses on the translation of the financial statements of self sustaining subsidiaries previously recorded in the cumulative translation account.

In accordance with transitional provisions under Canadian GAAP, the net unrealized foreign currency translation losses on financial statements of self-sustaining foreign operations were reclassified from the cumulative translation account to accumulated other comprehensive loss on a retrospective basis with the effect of exchange rate changes during each year now being reported as a component of other comprehensive income. The transition rules for recognizing the accumulated unrealized changes in the fair value of available-for-sale investments in accumulated other comprehensive income were required to be adopted retrospectively without restatement of the prior period on November 1, 2006.

Recently Adopted United States Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition requirements. FIN 48 applies to the Company’s consolidated financial statements for the fiscal year ended October 31, 2008. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Interest and penalties associated with uncertain tax positions are recognized as components of the current tax provision. As at and for the year ended October 31, 2008, this amount was not material.

At October 31, 2008, tax years that remain subject to examination for the Company’s major tax jurisdictions are 2005 - 2008 for state and local taxes in the United States, 2006 - 2008 for federal income taxes in the United States, and 2006 - 2008 for provincial and federal income tax in Canada.

Recent United States Accounting Pronouncements Not Yet Adopted

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings disclosures made by the Company. SFAS 157 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2009, except for certain non-financial assets and non-financial liabilities, to which SFAS 157 will apply for the fiscal year ending October 31, 2010. The Company is currently reviewing the impact of this statement.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS 159 also establishes additional disclosure requirements designed to facilitate comparison between companies that choose different measurement attributes for similar type assets and liabilities. SFAS 159 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2009. The Company is currently reviewing the impact of this statement.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141 (Revised) requires that the acquisition method of accounting be applied to all transactions and other events in which one entity (the acquirer) obtains control over one or more other businesses (the acquiree). SFAS 141 (Revised) will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2010. The Company is currently reviewing the impact of this statement.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. SFAS 160 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2010. The Company is currently reviewing the impact of this statement.

F - 30

PCL EMPLOYEES HOLDINGS LTD.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (continued)

Valuation and Qualifying Accounts

	Balance at beginning of year	Additions charged to costs and expenses	Deductions reducing costs and expenses	Balance at end of year
Year ended October 31, 2008:
Valuation allowance on deferred tax assets	$113	3,825	(113)	$3,825
Valuation allowance on accounts receivable	—	16,423	—	16,423

	$113	20,248	(113)	$20,248

Year ended October 31, 2007:
Valuation allowance on deferred tax assets	$1,185	113	(1,185)	$113

Year ended October 31, 2006:
Valuation allowance on deferred tax assets	$2,082	—	(897)	$1,185

F - 31