Form 20-F
period 2009-10-31
PCL Employees Holdings Ltd.
filed 2010-01-14
CIK 1326107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2009

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

Gordon D. Maron, 780-733-5000, 780-733-5075, 5410 – 99 Street, Edmonton, Alberta, T6E 3P4 Canada

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Class 1 Common Shares: 7,410,302

Class 3 Common Shares: 2,719,696

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its Corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

EXCHANGE RATE INFORMATION

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars; references to “dollars” or “$” or “CAD$” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars. As at January 8, 2010, the noon rate as quoted by the Federal Reserve Bank of New York was $1.0345 equals US$1.00. (See “Item 3 – Key Information” for further exchange rate information to U.S. currency). Except as otherwise indicated, financial statements of, and information regarding, PCL Employees Holdings Ltd. are presented in Canadian dollars.

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

•	our ability to manage risks inherent in the government contracting business;

•	our ability to obtain surety bonds as required by some of our customers;

•	our ability to collect on accounts receivable and unbilled work-in-process accounts;

•	state, provincial, regional and local economic, competitive and regulatory conditions and developments;

•	technological developments;

•	capital markets conditions;

•	inflation;

•	foreign currency exchange rates;

•	interest rates;

•	weather conditions;

•	the timing and success of business development efforts;

•	construction commodity shortages;

•	availability of skilled labor;

•	achievement of labor productivities;

•	our ability to successfully identify and acquire new businesses and assets and integrate them into our existing operations; and

•	availability and performance of subcontractors.

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

Fiscal Year Ended October 31,	2009	2008	2007	2006	2005
(millions of dollars except per share amounts and outstanding shares)

Contract Revenues	$6,158.0	$5,837.4	$5,065.3	$4,208.3	$3,295.5
Operating Profit – Canadian GAAP	420.1	411.0	243.0	200.6	108.1
Operating Profit – U.S. GAAP	414.0	403.8	237.9	197.9	106.2
Net Earnings – Canadian GAAP	306.0	242.0	221.2	169.2	79.8
Net Earnings – U.S. GAAP	299.8	234.8	216.1	166.9	77.2
Earnings Per Share – Canadian GAAP(1)(2)	11.88	10.86	11.47	10.12	5.31
Earnings Per Share – U.S. GAAP(1)(2)	11.89	10.77	11.56	10.19	5.22
Number of Outstanding Shares (in millions) (2)	25.8	22.3	19.3	16.7	15.0
Dividends Per Share(1)	$11.00	$8.60	$9.05	$4.88	$3.03
Total Assets – Canadian GAAP	2,980.3	3,104.5	2,263.2	1,849.6	1,483.8
Total Assets – U.S. GAAP	2,979.9	3,102.0	2,261.9	1,851.5	1,484.6
Shareholders’ Equity – Canadian GAAP	923.3	790.2	583.9	493.9	359.8
Redeemable Common Stock – U.S. GAAP	904.1	773.9	567.0	485.5	354.1
Share Capital – Canadian GAAP	558.2	435.7	336.9	274.3	225.8
Share Capital – U.S. GAAP	549.7	428.5	328.4	268.2	222.4

Notes:

(1)	Basic and fully diluted.
(2)	Weighted average number of shares outstanding using the total of all Class 1, 2, 3 and 4 shares of the Company.

The following tables set forth the rate of exchange for the Canadian dollar, average rates for the end of fiscal year 2005 through fiscal year 2009, and the range of high and low rates for the period as well as for the last six months. The tables set forth the number of Canadian dollars required under that formula to buy one United States dollar based on the noon rates of exchange as reported by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during the period. As at the most recent practicable date, January 8, 2010, the noon rate as quoted by the Federal Reserve Bank of New York was $1.0345 equals US$1.00.

	Canadian dollar/United States dollar
	Average	High	Low	Close
Fiscal Year Ended October 31, 2009	1.1686	1.2995	1.0289	1.0767
Fiscal Year Ended October 31, 2008	1.0266	1.2942	0.9168	1.2158
Fiscal Year Ended October 31, 2007	1.0947	1.1852	0.9496	0.9496
Fiscal Year Ended October 31, 2006	1.1329	1.1960	1.0989	1.1227
Fiscal Year Ended October 31, 2005	1.2134	1.2703	1.1607	1.1796

	2009
	December	November	October	September	August	July
High	1.0713	1.0742	1.0843	1.1060	1.1097	1.1650

Low	1.0400	1.0458	1.0289	1.0615	1.0650	1.0791

D. Risk Factors

Unpredictable economic cycles, and failure by our customers to pay our progress billings and retainage, could impact our business.

Demand for construction services is affected by the general level of economic activity in the markets in which we operate - in Canada, the United States, and the Bahamas. Our customers in both the private and public sectors are likely to experience periods of economic decline from time-to-time. In particular, global economic developments, including the financial crisis of 2008 have resulted in slowdowns in demand for our services in all of our principal markets. The diversification of our operating segments, along with the long-term nature of our construction contracts already in progress, offset immediate impacts from these economic changes, but there can be no assurances that our business overall will not be impacted if there is a prolonged slow down in our principal markets.

Construction contracts generally provide for progress payments as work is completed, with a retainage, ranging from zero to ten percent, to be paid when performance is substantially complete. Our private sector customers could delay or fail to pay our progress billings or retainage as a result of a difficult business climate. Our credit risk with customers in private sectors is mitigated, however, because of statutory mechanics liens, which give PCL security on the property on which construction is taking place. In some instances, PCL is also able to substitute bank letters of credit or escrowed securities in lieu of retainage.

Our credit risk with customers in public sectors (government) is minimal since the funds for these customers generally have been appropriated by the governmental project owner prior to commencing work on public projects. Most public contracts are subject to termination at the election of the governmental contracting entity. In the event of termination, however, the contractor is generally entitled to receive the contract price on completed work and payment of certain termination-related costs.

The inability of lenders to provide construction financing according to their agreements with our customers could have a significant impact on our business.

On projects where construction financing is supplied by financial institutions, our credit risk varies with the financial strength and viability of the financial institutions involved. The global financial crisis noted above has resulted in financial difficulty, and sometimes bankruptcy, for certain financial institutions with which certain project owners have arranged construction financing. If a lender to a major customer was unable to provide construction financing it promised to our customer in connection with one of our projects and, as a result, the customer failed to pay a significant outstanding progress billing or retainage, our financial results could be adversely affected.

PCL attempts to mitigate the risk described above by performing an assessment of the financial capacity of each potential customer prior to the submission of bids or other proposals for new work, including the sources of construction financing. In addition, when construction financing is provided by financial institutions, PCL reviews the credit rating of the financial institution assigned by international-credit rating agencies. Further, PCL has performed an assessment of the financial capacity of certain existing customers, including the financial institutions providing construction financing to such customers, which have been or may be significantly impacted by the global financial crisis. PCL has established an allowance for doubtful accounts that it believes is sufficient to address the credit risk in receivables.

Although PCL attempts to mitigate the risk presented by construction lenders by taking the steps identified above, we cannot assure you that our results of operations will not be adversely affected if a lender that provides construction financing to one of our customers is unable to provide the financing that it promises in connection with one of our projects.

We work in a highly competitive marketplace.

The construction industry as a whole has historically been very competitive. PCL competes with other major contractors as well as numerous mid-size and smaller contractors in the United States and Canada. New work securement and contract profitability is dependent on the general state of the economy in each of our markets. Fluctuating demand cycles are typical of the construction industry, and such cycles determine to a large extent the degree of competition for available projects. A contractor’s competitive position is based primarily on its prices for construction services, its ability to obtain performance bonds, its financial strength, and its reputation for quality, timeliness, and experience. In addition, public sector contracts are normally required by law to be awarded to the lowest capable and responsive bidder. Competition for work is particularly intense during economic downturns. Intense competition may result in lower profit margins and commercially unfavorable contractual terms, increasing the risk of losses to PCL as a result of unforeseen problems and unbudgeted costs.

Our fixed price contracts subject us to the risk of project cost overruns.

PCL undertakes a significant number of fixed price construction contracts under which we agree to perform a project for a definite, predetermined price regardless of our actual costs. Fixed price contracts present the risk that our actual costs may exceed those estimated for the project, the result being a decrease in profit margin or in extreme cases, a loss on the project.

PCL has developed and maintains procedures and controls during the bidding process to manage the risks associated with this type of work to the greatest extent possible. However, some factors during the construction phase of projects are beyond management’s direct control and are difficult to forecast, including changes in the business environment, changes to laws and regulations, exceptionally bad weather or other unanticipated natural conditions, world shortages of material supply, labor unrest, and bankruptcy of subcontractors. There can be no assurance that PCL will be able to perform its obligations under fixed price contracts without incurring losses. If PCL was to significantly underestimate the cost of one or more fixed price contracts, the resulting losses could have a materially adverse effect on PCL.

As at October 31, 2009, 58% (2008 – 67%; 2007 – 71%) of the backlog of work to be completed, measured by expected gross revenues, was under fixed price construction contracts.

PCL’s backlog is subject to unexpected adjustments and is, therefore, an uncertain indicator of our future performance.

PCL’s backlog of incomplete construction work under contract at October 31, 2009 was $6.1 billion (2008 – $6.9 billion; 2007 – $7.2 billion). We cannot assure you that the revenues projected in the backlog will be realized or, if realized, will result in profits. Project execution may occur unevenly over the current and multiple future periods. Project terminations, suspensions or reductions in scope may occur from time-to-time with respect to contracts reflected in the backlog. The uncertainty of project timing can present difficulties in matching our workforce size with our contract needs. If expected project execution is delayed or terminated, we could incur costs resulting from reductions in staff or redundancy of facilities that would reduce profits. Some backlog reductions would adversely affect the revenue and profit actually received from contracts reflected in backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of the backlog and the revenues and profits that is actually earned.

Reductions in public funding could have a negative impact on our business.

A substantial portion of our billings is derived from public sector projects. In 2009, approximately 37% (2008 – 28%; 2007 – 27%) of our billings came from contracts with federal, state, provincial and local governments.

Government contracts present risks of termination for convenience, adjustment of payments received, restrictions on ability to compete for government work and funding constraints.

The following risks are inherent in federal, state, provincial and local government contracts:

a)	Because laws in the United States generally permit government agencies to terminate a contract for convenience, PCL’s government clients in the United States may terminate our contracts with little or no prior notice.

b)	Our U.S. government clients may audit contract payments received for several years after these payments are made. Based on these audits, these clients may adjust or demand repayment of funds that we previously received from them. None of the audits performed to date on PCL’s government contracts resulted in any significant adjustments to our financial statements. It is possible that a future audit could have a materially adverse effect on our consolidated financial statements.

c)	PCL’s ability to earn revenues from existing and future government projects will depend upon the availability of funding from government agencies. In times of worsening economic conditions, governments and government agencies face increased budget constraints, reducing their ability and willingness to commit funds to new construction projects. PCL cannot control whether those agencies will fund or continue funding our outstanding projects.

A significant reduction in our public sector work due to any one or combination of factors listed above would adversely affect our business, operating results and financial condition.

If we are found to have violated the terms of our government contracts or applicable statutes and rules and regulations in the United States, we are subject to the risk of suspension or debarment from government contracting activities, which could have a material adverse effect on our business and results of operations.

Many of our projects are funded under federal, state, provincial or local government contracts. If we fail to comply with the terms of one or more of our government contracts or governmental statutes or rules or regulations in the United States, or if any of our companies or employees are indicted or convicted on criminal charges (including misdemeanors) relating to any of our government contracts in the United States, or if we fail to self-report certain violations of statutes, rules or regulations related to our operations in circumstances where self-reporting is required, in addition to any civil or criminal penalties and costs we may incur, we could be suspended or debarred from government contracting activities in the United States for a period of time. Some U.S. federal and state statutes, rules and regulations provide for automatic debarment in certain circumstances, such as upon a conviction for a violation. The suspension or debarment in any particular case may be limited to the facility, contract or subsidiary involved in the violation or could be applied to the whole PCL family of companies if the circumstances were deemed severe enough. Even a narrow suspension or debarment could result in negative publicity that could adversely affect our ability to secure new contracts, both with governments and private customers, which could have materially adverse effects on our business and results of operations.

PCL’s joint venture partners may not be able to meet their obligations.

PCL participates in various construction joint ventures. Generally, each construction joint venture is formed to accomplish a specific project, jointly controlled by the joint venture partners and dissolved upon completion of the project. PCL selects its joint venture partners based on its analysis of the prospective venturer’s construction and financial capabilities, expertise in the type of work to be performed and past working relationships with PCL, among other criteria. PCL and its joint venture partners commonly execute joint venture agreements which serve to spread risk among participating companies with agreements that typically stipulate that the participating companies will supply their proportionate share of the necessary operating funds for the project (e.g. the cost of equipment) and will share the profits or losses in accordance with specified percentages. Each of the participants in a joint venture is usually liable to the client for completion of the entire project in the event of default by any of the other joint venturers. The success of PCL’s joint ventures depends on the satisfactory performance by its joint venture partners related to their joint venture obligations. PCL regularly evaluates the financial stability of its joint venture partners; however, if any of the joint venture partners fail to satisfactorily perform its joint venture obligations as a result of financial or other difficulties, the joint venture to which such joint venturer is a partner may be unable to adequately perform or deliver its contracted services. Under these circumstances, PCL may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for PCL with respect to the joint venture.

Our success depends on attracting and retaining qualified personnel and subcontractors in a competitive environment.

PCL is highly dependent on the availability of experienced staff, skilled workers, and qualified subcontractors for which there is significant competition from other construction contractors. From time to time, particularly when the level of construction activity is high in a particular area, PCL faces shortages in all of these categories. PCL’s inability to attract and retain experienced staff, skilled workers, and qualified subcontractors could impede its ability to secure additional work and complete existing engagements on schedule, in which event it may lose market share and its revenue and profits could decline.

Increases in the cost of raw materials negatively impact our business.

The cost of raw materials is a significant component of our operating expenses. Because we are often unable to pass such increases in the costs of raw materials through to our customers, such increases represent additional costs and negatively impact our results of operations. Governments in many industrialized and developing countries have committed significant funding to infrastructure development as part of an overall effort to stimulate their economies. The global availability of basic construction materials such as steel and cement may be impacted by the massive requirements of such stimulus spending, the consequences being price fluctuations, periodic supply shortages, and overall price escalation. These conditions may add significant risk for many vendors and subcontractors, who in some cases may not guarantee price or availability for long-term contracts. This in turn increases the risk for general contractors, who typically are not able to pass such risks on to the owner under lump-sum contracts.

Our design-build contracts subject us to additional risk.

Our design-build contracts subject PCL to liability to property owners for project design and construction. In all instances, project design is done either by a joint venture partner or is subcontracted to an architect or engineer and the extent of the design risks assumed is dependent upon the applicable joint venture agreement (as described in the risk factor related to our joint venture relationships above) or subcontract arrangement. However, PCL, as the design-build contractor or joint venture participant, is ultimately responsible to the owner for the accuracy and completeness of the project plans and specifications.

Many of our contracts subject us to the risk of damages resulting from delays.

Many construction contracts contain deadlines for completion of a project, or various phases of a project, to which the contract relates and impose penalties for failing to complete the project or phase by the required date. PCL attempts to negotiate in its contracts waivers of consequential damages arising from delays, including damages for loss of use, loss of product, loss of revenue and loss of profit. However, on some contracts, PCL is required to undertake responsibility for consequential or liquidated damages for failure to meet contract schedules. Although PCL has not incurred material penalties for consequential or liquidated damages during the past three fiscal years, we may incur such penalties in the future. Such penalties for consequential or liquidated damages may be significant and could negatively affect our financial condition or results of operations. In addition, projects that are not completed on schedule further reduce profitability because staff must continue to work on the project longer than anticipated, which may prevent them from pursuing and working on new projects. Projects that are over budget or behind schedule may also lead to client dissatisfaction.

PCL’s construction field activities are generally performed outdoors. Certain weather conditions and natural or other disasters, such as fires, floods, influenza pandemics, and similar events, may cause postponements in the initiation or completion of its field activities and may hinder the ability of its office employees to arrive at work, which may result in a delay or elimination of revenue that otherwise would have been recognized while certain costs continue to be incurred. Any delay in the completion of PCL’s field, office, or other activities may require it to incur additional costs attributable to overtime work necessary to meet its client’s required schedule. Due to various factors, a delay in the commencement or completion of a project may also result in the cancellation of the contract. As a result, PCL’s net revenue and profitability may be adversely affected.

An inability to obtain bonding would have a negative impact on our operations and results.

Some of our construction contracts require us to post payment and performance bonds written by qualified surety companies guaranteeing our completion of the project and the payment of workers, subcontractors and vendors. The cost of such bonds may be included as a project cost passed along to the client. Historically we have had and continue to have good relationships with our sureties and have a strong bonding capacity. However, the issuance of bonds under any bonding facility is at the sureties’ sole discretion. Bonds may be more difficult to obtain in the future or they may only be available at significant additional cost. There can be no assurance that bonds will continue to be available to us on reasonable terms. Although we have been able to obtain bonding for projects to date, our inability to procure such bonds for any reason in the future would limit our ability to bid for new projects.

It can be difficult or expensive to obtain the insurance we need for our business operations.

As part of business operations, PCL maintains insurance both as a corporate risk management strategy and in order to satisfy the requirements of many of our contracts. Our risk management personnel continuously monitor the developments in the insurance market. The financial stability of the insurance provider is one of the major factors that are considered when buying insurance coverage. Currently, insurance is purchased from several of the world’s leading and most financially stable providers, often in layered insurance arrangements. The built-in redundancy of such arrangements usually enables us to call upon existing insurance suppliers to fill gaps that may arise if other such suppliers become financially unstable. However, insurance products go through market fluctuations and can become expensive and sometimes very difficult to obtain. Although in the past PCL has generally been able to cover our insurance needs, there can be no assurances that PCL can secure all necessary or appropriate insurance in the future. Failure to obtain such insurance could lead to uninsured losses or limit our ability to pursue some construction contracts, both of which could have a materially adverse effect on results or financial condition.

Claims against the Company could have a material adverse impact on our financial condition or results of operations.

Disputes arise frequently in the ordinary course of business in the construction industry. Disputes may include claims against PCL based upon alleged defects in performance under contracts or claims by PCL against customers who refuse to pay contract amounts based on alleged breaches by PCL. Litigation often requires substantial expenditures for legal and consulting fees, and equally or more importantly, requires significant management time and energy that otherwise would be focused on other projects or pursuing new opportunities. PCL incurred legal fees of $7.9 million in fiscal 2009 (2008 – $9.2 million; 2007 – $7.5 million), in relation to claims both for and against PCL. Although we have adopted a range of insurance, risk management and risk avoidance programs designed to reduce potential liabilities, such programs will not protect us fully from all risks and liabilities.

Construction claims by PCL against customers are included in revenue when the amount can be reasonably estimated and recovery of the claim is probable, such as when the claim is resolved or collected, and we reserve for claims asserted against PCL in our financial statements. A partially or completely uninsured claim against PCL, if successful and of a significant magnitude could have a materially adverse effect on our financial condition or results of operations. The total value of judgments and negotiated settlements relating to claims against PCL that were not covered by insurance in fiscal 2009 was $2.8 million (2008 – $2.3 million; 2007 – $5.2 million).

We may incur liabilities under environmental laws and regulations as a result of our operations.

Our operations are subject to compliance with the regulatory requirements of federal, provincial, state and local agencies and authorities in the United States, Canada and the Bahamas relating to the environment, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. Certain environmental laws impose substantial penalties for non-compliance, and the United States Comprehensive Environmental Response, Compensation and Liability Act and other laws, impose strict, retroactive, joint and several liability upon persons responsible for releases of hazardous substances. While we have not incurred material environmental liabilities in the past, there can be no assurance that our operations will not result in such liabilities in the future and that such liabilities will not have a materially adverse effect on our business and financial condition. Moreover, these laws and regulations may become more stringent, or may be more stringently enforced in the future, which could increase our costs of operations and reduce our profitability.

Actual results may differ from estimates and assumptions made in preparing financial statements.

PCL recognizes contract revenue using the percentage of completion method. Under this method, the ratio of actual cost of work performed to date to current estimated total contract costs is applied to the estimated net contract profit to determine the amount of profit currently recognized. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to cost and income and are recognized in the period in which such adjustments are determined. PCL recognizes the full amount of an estimated loss where current estimates indicate an ultimate loss on a project. On a historical basis, PCL believes that reasonably reliable estimates of the progress towards completion on its long term contracts have been made and, to date, percentage of completion accounting adjustments have not materially affected PCL’s financial results. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenues and profits.

Further, in order to prepare financial statements in conformity with generally accepted accounting principles in the United States and Canada, PCL is required to make estimates and assumptions as of the date of the financial statements which affect the reported values of our assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas requiring significant estimates include:

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

Inadequate internal controls or disclosure controls over financial reporting could result in material misstatements in the financial statements and related disclosures. Such inadequate controls could also result in system downtime, backlogs, fraud, or the inability to continue PCL’s business operations. PCL has procedures in place for ongoing evaluation of internal controls and disclosure controls over financial reporting, but there can be no assurance that such controls will fully safeguard PCL against the risks described above.

If fraud occurs and remains undetected, PCL may have a material loss of assets or misstatement in its financial statements.

Fraud may occur and remain undetected resulting in a material loss of assets and/or misstatement in the financial statements and related disclosures. PCL has implemented various business policies and procedures to protect itself against potential fraud risks, including its code of ethics entitled “Code of Conduct,” which is attached as Exhibit 11.1 to this Annual Report on Form 20-F. However, there can be no assurance that such policies and procedures will fully safeguard PCL against the risks associated with fraud.

Our reputation is an integral part of our business.

Reputation risk is the risk to earnings from negative public opinion. Negative public opinion can result from actual or alleged misconduct in any number of activities, but often involves questions about business ethics and integrity, competence, corporate governance practices, quality and accuracy of financial reporting disclosure or quality of products and services. PCL has implemented various business conduct policies addressing actual or alleged misconduct, including its Code of Conduct described above. Each salaried employee, officer and director of PCL attends a compulsory training program on the Code of Conduct, and commits to abide by the Code of Conduct by signing a receipt and acknowledgement form. Each of those persons also commits to abide by all the policies referenced in the Code of Conduct that are relevant to that person. Violations will be the cause for corrective action, which may result in disciplinary action up to and including termination of employment.

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

Shareholders in the United States may not be able to enforce civil liabilities against the Company and its directors and executive officers.

The Company is incorporated under the laws of the Province of Alberta, Canada, and all of the Company’s directors and a majority of PCL’s executive officers are residents of Canada. Consequently, it may be difficult for United States shareholders to effect service of process within the United States upon the Company and its directors or upon those executive officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States federal securities laws. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against PCL or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, a Canadian court would generally enforce, in an original action, civil liability predicated on U.S. securities laws provided that those laws that govern the shareholder’s claim according to applicable Canadian law, are proven by expert evidence, are not contrary to public policy as the term is applied by a Canadian court and do not arise from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government, provided that the action is in compliance with Canadian procedural laws and applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. court except, for example, where:

a)	no real or substantial connection can be established between the cause of action and the U.S. court where the judgment was rendered, resulting in the U.S. court having no jurisdiction according to applicable Canadian law;

b)	the judgment was subject to ordinary remedies or subject to appeal, judicial review or any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state;

c)	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

d)	a dispute between the same parties and based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

e)	the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy; or

f)	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

PCL Employees Holdings Ltd. was incorporated under the Companies Act (Alberta) on April 25, 1977 and continued under the Business Corporations Act (Alberta) on June 19, 1984. The Company’s head office is located at 5410 – 99 Street, Edmonton, Alberta, Canada, T6E 3P4. The telephone and facsimile numbers are (780) 733-5000 and (780) 733-5075, respectively. The transfer agent is Valiant Trust Co. located at 310, 606 4th Street SW, Calgary, Alberta, Canada, T2P 1T1. PCL Employees Holdings Ltd. does not have an agent for service of process in the United States.

Principal Capital Expenditures

During the years 2007, 2008, and 2009 the Company spent $62.0 million; $47.3 million; and $21.9 million respectively, on the purchase of property, plant and equipment. With the exception of the acquisition of Nordic Construction, Ltd. in 2008, no individual expenditure was material. All capital expenditures have been financed through working capital. The Company has no material purchase commitments for capital expenditures, either individually or in aggregate, subsequent to October 31, 2009.

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

A number of PCL’s projects can be classified as major construction, involving large quantities of materials, labour, management expertise and capital, in the general areas of: (a) commercial and institutional buildings, including construction of shopping centers, educational facilities, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, seniors’ facilities, and office buildings; (b) construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, forestry projects and power plants; and (c) roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams, mine site preparation, airports, and light civil structures.

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

Some of the contracts PCL bids on are design/build projects. On design/build projects, contract arrangements are entered into for both the design and the construction of a project. As the contract price is often established at a very early stage in the design, PCL has additional exposure in construction costs due to the added detail contained in the final design. In addition, these contracts take on the additional risk of design liabilities during both the construction period and the post construction period. Design/build projects normally earn higher fees commensurate with the additional risk being taken. PCL mitigates its design risk exposure by either subcontracting the responsibility for design to a third party, or through joint venture arrangements, as discussed below.

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

Principal Markets

The following tables set forth reportable operating segment and geographic information for contract revenue for the last three fiscal years for the countries in which the Company currently operates. The Company has three reportable operating segments under Canadian GAAP (2008 and 2007, a fourth industry segment, Heavy Industrial – U.S. and Civil Infrastructure – U.S. was respectively reportable).

Contract Revenue: Reportable Operating Segments

(millions of dollars)

	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada	Heavy Industrial – U.S.	Civil Infrastructure – Canada	Civil Infrastructure – U.S.	Other	Total	Consolidating Eliminations	Consolidated Total
2009	$2,818	$1,645	$587	$—	$—	$—	$1,108	$6,158	—	$6,158
2008	2,574	1,374	650	484	—	—	756	5,837	—	5,837
2007	1,780	1,308	579	—	—	645	754	5,065	—	5,065

Contract Revenue: Geographic Segments

(millions of dollars)

	Canada	U.S.	Bahamas	Total
2009	$3,609	$2,549	$—	$6,158
2008	3,495	2,340	2	5,837
2007	2,688	2,365	12	5,065

Construction Markets

PCL is engaged in the construction industry, performing construction services for a broad range of public and private clients in Canada, the United States and the Bahamas. Construction services are performed in the following construction markets:

•

Commercial and institutional buildings including: shopping centers, educational facilities, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, seniors’ facilities, and office buildings.

•

Heavy industrial construction including: manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, forestry projects, power plants and industrial shutdown and maintenance.

•

Civil infrastructure construction including: roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams, mine site preparation, airports and light civil structures.

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

• Halifax, Nova Scotia	• Charlotte, North Carolina*	• Nassau, Bahamas*
• Ottawa, Ontario	• Orlando, Florida
• Toronto, Ontario	• Tampa, Florida
• Winnipeg, Manitoba	• Atlanta, Georgia
• Regina, Saskatchewan	• Minneapolis, Minnesota
• Saskatoon, Saskatchewan*	• Denver, Colorado
• Ft. McMurray, Alberta*	• Vail, Colorado*
• Edmonton, Alberta	• Phoenix, Arizona
• Calgary, Alberta	• Albuquerque, New Mexico*
• Kelowna, British Columbia*	• San Diego, California
• Surrey, British Columbia	• Los Angeles, California
• Vancouver, British Columbia	• Bakersfield, California
• Seattle, Washington
• Anchorage, Alaska*
• Honolulu, Hawaii

Seasonality

Certain specializations within the construction industry are highly weather dependent and experience dramatic seasonal swings in activity level. As a result, management of these companies must focus significant attention on cash management and the retention of key staff during the slow periods.

However, due to its size, geographic coverage and diversity of operations, PCL has not historically experienced major seasonal changes in activity. Supporting this statement is the following table that summarizes PCL’s monthly billings for the five year period 2005 – 2009.

Monthly Billings

Years Ending October 31, 2005 – 2009

(millions of Canadian dollars)

	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct
2005	302.8	265.5	245.3	262.7	319.4	335.8	337.3	324.7	355.6	342.3	408.9	392.0
2006	320.8	331.0	367.5	350.4	403.7	326.1	421.4	424.0	422.9	432.8	443.1	409.7
2007	424.0	398.1	461.0	464.9	433.5	447.1	440.9	439.6	494.7	492.2	472.3	497.1
2008	450.1	354.1	454.4	445.4	506.4	592.8	490.0	523.0	505.9	559.3	625.1	603.7
2009	543.1	491.2	502.4	540.4	544.6	444.7	513.9	586.0	502.1	577.0	535.9	546.8
Five Year Average	$408.2	$368.0	$406.1	$412.8	$441.5	$429.3	$440.7	$459.5	$456.2	$480.7	$497.0	$489.9

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

PCL, generally, does not speculate in currency risk. In addition to the Company’s practice of managing its risk against devaluation of its U.S. assets from currency exchange rate fluctuations, each PCL company typically operates inside its home country and as a consequence generally does not assume the risk of contract payments in foreign currencies.

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

In the Canadian commercial buildings markets, where PCL and its predecessors have operated for over 100 years, the Company’s reputation is well-established. In many areas of the country there is a high level of brand recognition. Still, business development and marketing remains a high priority to maintain that brand and penetrate new Canadian markets in a very competitive environment. That effort includes business and marketing managers in every market, leadership participation on industry associations and community activities, advertisements and active involvement in award programs.

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

In the U.S. commercial buildings market, PCL is frequently seen as one of several large, experienced and financially capable contractors. In this market, generally PCL must expend a much greater effort to convince potential clients as to why PCL would be a good choice as their contractor. Similar approaches are used to those noted for Canadian markets but their effectiveness and importance are critical for success in the very sophisticated, competitive marketplace.

In the civil infrastructure markets, the clients are typically government entities such as a state department of transportation and regional water authorities. Marketing in the conventional sense is minimal in these markets, as the work is traditionally awarded through the competitive bid process to qualified bidders. While each authority will have its own prequalification standards and procedures, the common metrics usually include financial strength, safety record, past project performance and history of lawsuits.

PCL’s style is consistent in all markets, and emphasizes our people, our project experience, technical excellence, performance, quality, safety record and financial strength, with a high value placed on long-term relationships and repeat business. Customer and partner feedback is very important to PCL and this is achieved through meetings and surveys.

From time to time various media are used to focus on project announcements, project completions, and recognition for project or individual accomplishments. Radio and television advertisements are rarely used in PCL marketing efforts.

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

Although PCL is typically not able to secure exclusive use of its innovations, on the other hand it typically does not face the risk of other contractors interfering with PCL projects by blocking the use of construction techniques through patent rights.

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

Sustained Growth with Profitability

Over the past thirty-two years since its transition to employee ownership, PCL has grown from annual consolidated revenue of $300 million to $6.2 billion, representing a compounded annual growth rate of 10.26%. Every year during that period the Company has been profitable.

Competition and Backlog

PCL has achieved a strong position in the construction industry in Canada and the U.S. Competition from others on large projects is somewhat limited to the larger contractors due to financial requirements for bonding; however, on smaller or routine work, a large number of companies typically compete for the contract award. A portion of PCL’s business is dependent upon domestic governmental spending policy. Other portions depend on demand and funds available for plant expansion and other capital improvements by private sector companies.

As of October 31, the backlog of incomplete construction work under contract was as follows:

Total Incomplete at October 31

(millions of dollars)

	2009	2008	2007
Backlog of Work to be Completed	$6,103	$6,887	$7,189

Breakdown By Operating Segment
Buildings – Canada	$3,546	$3,890	$3,880
Buildings – U.S.	748	1,551	1,322
Heavy Industrial – Canada	775	519	579
Heavy Industrial – U.S.	131	283	459
Civil Infrastructure – Canada	135	239	380
Civil Infrastructure – U.S.	768	405	554
Other	—	—	15

Total	$6,103	$6,887	$7,189

Breakdown By Country
Total Canada	$4,456	$4,648	$4,839
Total U.S.	1,647	2,239	2,335
Total Bahamas	—	—	15

Total	$6,103	$6,887	$7,189

The total value of work awarded to the Company over the last five fiscal years is as follows:

Total Value Of Work Awarded

(millions of dollars)

	2009	2008	2007	2006	2005
Competitively Bid	$2,639	$1,391	$1,987	$2,227	$2,577
Negotiated	2,461	4,291	4,793	2,349	1,946
Construction Management	153	258	366	931	751

Total Value of Work Awarded	$5,253	$5,940	$7,146	$5,507	$5,274

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

Subsidiary Name	Jurisdiction of Incorporation	Percentage of Common Share Ownership
PCL Construction Group Inc.	Alberta, Canada	100%
PCL Construction Holdings Ltd.	Alberta, Canada	100%
PCL Construction Management Inc.	Alberta, Canada	100%
PCL Construction Resources Inc.	Alberta, Canada	100%
PCL Constructors Bahamas Ltd.	Nassau, Bahamas	100%
PCL Constructors Canada Inc.	Alberta, Canada	100%
PCL Constructors Inc.	Alberta, Canada	100%
PCL Constructors Northern Inc.	Alberta, Canada	100%
PCL Constructors Westcoast Inc.	Alberta, Canada	100%
PCL Industrial Constructors Inc.	Alberta, Canada	100%
PCL Industrial Management Inc.	Alberta, Canada	100%
PCL Intracon Power Inc.	Alberta, Canada	100%
PCL Builders Inc.	Alberta, Canada	100%
Grand Sierra Equipment Ltd.	Alberta, Canada	100%
Melloy Industrial Services Inc.	Alberta, Canada	100%
Monad Industrial Constructors Inc.	Alberta, Canada	100%
Health Partners Ottawa Ltd.	Alberta, Canada	100%
Health Partners Kingston Ltd.	Alberta, Canada	100%
PCL Capital Inc.	British Virgin Islands	100%
4102410 Canada Inc.	Northwest Territories, Canada	100%
GHI Holdings, Inc.	Colorado, U.S.A.	100%
PCL Construction Enterprises, Inc.	Colorado, U.S.A.	100%
PCL Civil Constructors, Inc.	Colorado, U.S.A.	100%
PCL Construction Resources (U.S.A.) Inc.	Colorado, U.S.A.	100%
PCL Construction Services, Inc.	Colorado, U.S.A.	100%
PCL Industrial Services, Inc.	Colorado, U.S.A.	100%
Teton Industrial Construction, Inc.	Colorado, U.S.A.	100%
PCL Construction New Mexico, Inc.	New Mexico, U.S.A.	100%
PCL Construction, Inc.	Colorado, U.S.A.	100%
Nordic PCL Construction, Inc.	Hawaii, U.S.A.	100%
PCL Constructors Pacific Rim Pty Ltd.	Victoria, Australia	100%

D. Property, Plant and Equipment

The Company has 66 permanent facilities located throughout Canada and the United States, 26 of which are owned facilities and 40 of which are leased facilities. The Company also leases several short term, project duration facilities. Since construction projects are inherently temporary and location-specific, the Company owns approximately 422 portable offices, shops, and transport trailers. The Company also has a large construction equipment fleet, including approximately 842 trucks and pickups and 133 tower and mobile cranes.

As at the end of fiscal 2009, the book value of the Company’s property, plant and equipment were as follows:

Book Value (in thousands of dollars)	2009

Land & Buildings	$67,663
Construction Equipment	50,534
Vehicles	9,720
Computers	3,602
Office Equipment	3,724

$135,243

Edmonton and Area Land and Buildings

PCL Business Park, Edmonton, Alberta

The PCL Business Park consists of an 18.3 acre business park in south central Edmonton totaling 223,752 s.f. in office and warehouse space, utilized as follows:

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

Other Edmonton and Area

•	Resources Yard and Repair Facility; Nisku, Alberta (6,240 s.f. – office; 16,198 s.f. – shop; 13,942 s.f. – warehouse; 12.9 acres – yard; 7,763 s.f. – ancillary buildings)

•	Melloy Industrial; Nisku, Alberta (9,208 s.f. – office; 14,252 s.f. – shop; 5.0 acres – yard)

•	Mod Yard North; Nisku, Alberta (41.8 acres – yard)

Other Canadian Land and Buildings

•	Regina District Office; Regina, Saskatchewan (10,900 s.f. – office; 4,805 s.f. – shop; 3,200 s.f. – warehouse; 2.2 acres – yard)

•	Calgary District Office; Calgary, Alberta (36,222 s.f. – office)

•	Calgary Yard and Shop; Calgary, Alberta (1,800 s.f. – office; 6,085 s.f. – shops; 6.1 acres – yard)

•	Winnipeg District Office; Winnipeg, Manitoba (14,476 s.f. – office; 3,600 s.f. – warehouse; 8,866 s.f. – space leased to third parties)

•	Ottawa District; Nepean, Ontario (22,969 s.f. – office; 700 s.f. – warehouse)

•	BC District Yard; Surrey, British Columbia (2,100 s.f. – office; 4.3 acres – yard)

U.S. Land and Buildings

•	Minneapolis District Office; Burnsville, Minnesota (19,902 s.f. – office; 1,902 s.f. – warehouse; 5,098 s.f. – leased to a third party; 2.8 acres – yard)

•	Teton Industrial District Office; Alpharetta, Georgia (10,000 s.f. shop; 5.0 acres – yard; Vacant - (13,641 s.f. – office; 5,705 s.f. – warehouse; 2.7 acres – yard))

•	PCL Industrial Services District Office and Warehouse; Bakersfield, California (58,007 s.f. – office/warehouse; 21.7 acres – yard)

•	Waipahu, Hawaii (12,470 s.f. – office)

•	Florida Orlando Yard; Florida, Orlando (10,925 s.f. shop; 2.8 acres – yard)

None of the listed properties is mortgaged.

In addition to the owned properties listed above, the Company also leases space for district and operations offices and yards in the following locations:

•	Richmond, B.C. (30,070 s.f. – office)

•	Surrey, B.C. (6,248 s.f. – warehouse; 3.0 acres – yard)

•	Kelowna, B.C. (7,212 s.f. – office; 1,360 s.f. – shop)

•	Saskatoon, Saskatchewan (6,000 s.f. – office; 12,000 s.f. - warehouse)

•	Edmonton, Alberta (17,836 s.f. – office)

•	Fort McMurray, Alberta (180 s.f. – office)

•	Winnipeg, Manitoba (3,611 s.f. – office)

•	Toronto, Ontario (59,312 s.f. – office; 2,000 s.f. – warehouse; 2.0 acres – yard)

•	Ottawa, Ontario (1.4 acres – yard)

•	Halifax, Nova Scotia (9,497 s.f. – office)

•	Minneapolis, Minnesota (1,100 s.f. office; 79,700 s.f. warehouse)

•	Denver, Colorado (42,657 s.f. – office; 1,800 s.f – warehouse; 4.0 acres – yard)

•	Phoenix, Arizona (13,076 s.f. – office; 2.0 acres – yard)

•	Tampa, Florida (18,815 s.f. – office; 11.0 acres – yard)

•	Orlando, Florida (18,567 s.f. – office; 1.0 acres – yard)

•	Seattle, Washington (43,747 s.f. – office; 2.0 acres – yard)

•	Glendale, California (17,619 s.f. – office; 1.8 acres – yard)

•	San Diego, California (9,442 s.f. – office)

•	Honolulu, Hawaii (14,668 s.f. – office; 48,738 s.f – warehouse)

•	Alpharetta, Georgia (26,907 s.f. – office)

•	Rock Falls, Illinois (600 s.f. – office)

•	Las Vegas, Nevada (3,840 s.f. – office)

•	Charlotte, North Carolina (3,258 s.f. – office)

•	Bakersfield, California (10.0 acres – yard)

The Company does not have any significant unutilized space in any of its leased or owned premises.

The Company is not aware of any material environmental issues which may affect the utilization of these assets.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

The Company operates in the construction industry and performs construction services in Canada and the United States for a wide variety of public and private clients. The Company’s operations are categorized into three reportable industry segments: Buildings – Canada, Buildings – U.S., Heavy Industrial – Canada (2008 & 2007 – a fourth industry segment, Heavy Industrial – U.S. and Civil Infrastructure – U.S. was respectively reportable). The Buildings segments performs construction services for commercial and institutional buildings, including construction of shopping centers, educational facilities, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, seniors’ facilities, and office buildings. The Heavy Industrial segments performs construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, forestry projects and power plants. The Civil Infrastructure segments perform construction services for roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams, mine site preparation, airports, and light civil structures.

The construction industry is competitive in nature, which often results in lower gross profit on work done than in many other industries. Therefore, in order to maximize returns, a central focus of management is on cost containment. The ability to control costs allows the Company to bid work more competitively and also to complete the work more profitably. Since shareholder returns are directly tied to the earnings of the Company, the success of the Company is dependent on the ability to perform projects profitably. The Company views both gross profit as a percentage of revenue and indirect and administrative expenses as a percentage of revenue as key performance indicators.

A. Operating Results

Below is a brief summary of the Company’s financial operations for the last three fiscal years ended October 31st. For more detailed information, please see the consolidated financial statements attached to this report.

Summary: Operating Results (millions of dollars)

	2009	2008	2007

Contract revenues	$6,158.0	$5,837.4	$5,065.3
Contract costs	5,235.3	4,984.0	4,469.7
Gross profit on contracts	922.7	853.4	595.6
Indirect and administrative expenses – Canadian GAAP	503.9	443.6	354.2
Indirect and administrative expenses – U.S. GAAP	510.0	450.8	359.3
Gain on disposal of property, plant and equipment	1.3	1.2	1.6
Operating profit – Canadian GAAP	420.1	411.0	243.0
Operating profit – U.S. GAAP	414.0	403.8	237.9
Other income (expense)(1)	29.3	(34.2)	70.3
Earnings before income taxes – Canadian GAAP	449.4	376.8	313.3
Earnings before income taxes – U.S. GAAP	443.3	369.7	308.2
Income taxes – Canadian GAAP	143.4	134.8	92.1
Income taxes – U.S. GAAP	143.5	134.8	92.1
Net earnings – Canadian GAAP	306.0	242.0	221.2
Net earnings – U.S. GAAP	299.8	234.8	216.1

Notes:

(1)	Sources of revenue for the “other” category are derived mainly from investing activity and foreign exchange gains or losses on U.S. dollar- denominated bank loans.

Operating Segments

(millions of dollars)

	Reportable Segments
	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada	Other	Total	Consolidating Eliminations	Consolidated Total
2009
Contract revenues	$2,817.7	$1,645.1	$586.9	$1,108.3	$6,158.0	$—	$6,158.0
Contract costs	(2,438.2)	(1,478.4)	(472.3)	(911.0)	(5,299.9)	64.5	(5,235.4)

Gross profit	379.5	166.7	114.6	197.3	858.1	64.5	922.6
Indirect and administrative expenses and gain on disposal of PP & E	(46.0)	(87.7)	(29.6)	(54.3)	(217.6)	(284.9)	(502.5)

Operating profit	$333.5	$79.0	$85.0	$143.0	$640.5	$(220.4)	$420.1

Total Assets	$1,255.0	$430.9	$186.9	$339.6	$2,212.4	$767.9	$2,980.3

	Reportable Segments
	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada	Heavy Industrial – U.S.	Other	Total	Consolidating Eliminations	Consolidated Total
2008
Contract revenues	$2,574.0	$1,373.6	$650.0	$483.9	$755.9	$5,837.4	$—	$5,837.4
Contract costs	(2,283.3)	(1261.7)	(532.5)	(379.0)	(651.0)	(5,107.5)	123.5	(4,984.0)

Gross profit	290.7	111.9	117.5	104.9	104.9	729.9	123.5	853.4
Indirect and administrative expenses and gain on disposal of PP & E	(43.5)	(36.8)	(28.8)	(12.9)	(17.7)	(139.7)	(302.7)	(442.4)

Operating profit	$247.2	$75.1	$88.7	$92.0	$87.2	$590.2	$(179.2)	$411.0

Total Assets	$1,163.7	$451.1	$214.5	$241.2	$352.1	$2,422.6	$681.9	$3,104.5

	Reportable Segments
	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada	Civil Infrastructure – U.S.	Other	Total	Consolidating Eliminations	Consolidated Total
2007
Contract revenues	$1,779.5	$1,307.7	$578.5	$645.4	$754.2	$5,065.3	$—	$5,065.3
Contract costs	(1,580.1)	(1,218.4)	(474.0)	(588.4)	(674.3)	(4,535.2)	65.5	(4,469.7)

Gross profit	199.4	89.3	104.5	57.0	(79.9)	530.1	65.5	595.6
Indirect and administrative expenses and gain on disposal of PP & E	(37.9)	(26.7)	(25.8)	(15.2)	(16.9)	(122.5)	(230.1)	(352.6)

Operating profit	$161.5	$62.6	$78.7	$41.8	$63.0	$407.6	$(164.6)	$243.0

Total Assets	$719.5	$294.0	$229.2	$217.9	$289.0	$1,749.6	$513.6	$2,263.2

Information concerning principal geographic areas is as follows:

Contract Revenues (millions of dollars)	2009	2008	2007
Canada	$3,608.5	$3,495.4	$2,688.0
United States	2,549.5	2,340.0	2,365.0
Bahamas	—	2.0	12.3

Total	$6,158.0	$5,837.4	$5,065.3

Long-lived Assets (millions of dollars)	2009	2008	2007
Canada	$93.5	$103.4	$101.8
United States	48.5	69.1	40.0

Total	$142.0	$172.5	$141.8

Long-lived assets consist of property, plant and equipment and intangible assets.

Results of Operations: Consolidated

Contract revenues

New work securement dropped slightly to $5.3 billion in 2009 after a significant drop in 2008 to $5.9 billion from the record set in 2007 of $7.1 billion. This was due primarily to the financial turmoil most markets experienced in 2009 and 2008 resulting in project delays and cancellations. The distribution of new work securement showed that the decrease in new work in 2009 was entirely attributable to the United States, which decreased $807 million (33.1%). New work in Canada in 2009 was up over 2008 by $161 million (4.5%). The distribution of new work securement showed the largest increases amongst the Heavy Industrial – Canada and Civil Infrastructure – U.S. segments, up $306 million (48.4%) and $241 million (80.3%) respectively. The Civil Infrastructure – U.S. segment was up due primarily to a shift in the mix of work available in the U.S. as a result of the American Recovery and Reinvestment Act. The largest decrease came for the U.S. Buildings segment, which was down $1.1 billion (62.9%) from 2008. The overall decrease in new work has resulted in a significant decrease in backlog of $1.1 billion (15.0%) from the previous backlog at October 31, 2008 of $7.2 billion. This was the second straight year of new work decreases after the Company had set progressively higher new work securement records in each of the years 2005, 2006 and 2007. These earlier new work securement records have translated into higher contract revenues in each of the years 2009, 2008, and 2007. Contract revenues in 2009 increased $321 million (5.5%) as compared to 2008. Contract revenues in 2008 increased $772 million (15.2%) as compared to 2007. Revenue attributable to the Company’s operations in the United States increased $210 million (9.0%) in 2009 as compared to 2008. This increase was due entirely to the weaker average Canadian dollar in fiscal 2009 compared to the average United States dollar (13.0% weakening). United States contract revenues in United States dollars decreased in 2009 to $2.2 billion from $2.3 billion in 2008. United States contract revenues decreased slightly by $25 million (1.1%) in 2008 as compared to 2007 due entirely to the stronger average Canadian dollar in fiscal 2008 compared to the average United States dollar (5.6% strengthening). United States contract revenues in United States dollars increased $104 million in 2008 as compared to 2007. United States contract revenues were down in 8 operations and up in 3 operations in 2009 as compared to 2008 when 6 operations were up and 5 operations were down. Canadian contract revenues increased $113 million (3.2%) in 2009. Canadian contract revenues in 2008 increased $808 million over 2007. Canadian revenues increased in 2009 primarily to increases in the Alberta Buildings operations ($399 million) offset by a decrease in the British Columbian operations ($269 million). The increase in 2008 was due primarily to increases in Ontario ($514 million) and all operations in Alberta ($264 million).

Contract Costs and Gross Profit

The Company only includes construction claims in revenue when the amount can be reasonably estimated and recovery of the claim is probable, such as when the claim is resolved or collected. As such, contract revenues and gross profits can fluctuate from year to year depending on the timing of the award or receipt of outstanding construction claims.

Gross profits have increased $69 million (8.1%) in 2009 and $258 million (43.3%) in 2008. The gross profit as a percentage of contract revenues remained constant at 15.0% as compared to 14.6% in 2008. Gross profits as a percentage of contract revenues in 2008 increased over 2007’s gross profit as a percentage of contract revenues of 11.8%. This increase was due primarily to the Heavy Industrial – U.S. segment that saw its gross profit as a percentage of contract revenues increase to 21.7% in 2008 from 8.7% in 2007. This increase was due almost entirely to the resolution of the Vineyard, Utah power plant project claim which resulted in a $30 million payment to the Company for which the contract costs had been incurred in fiscal 2006 and 2007. The gross profit as a percentage of contract revenues four-year average is 13.4%. The gross profit percentage in 2009 and 2008 was higher than the four-year average as the revenues realized were on work obtained in the strong construction markets in fiscal 2006, 2007 and early 2008.

Indirect and Administrative Expenses

Indirect and administrative expenses fluctuate with the timing of new work. Salaried project personnel are charged to projects to which they are assigned. Upon project completion if salaried project personnel are not immediately assigned to another project they are charged to indirect and administrative expenses.

In 2009, indirect and administrative expenses increased by $60.2 million. This increase was due primarily to a $17.8 million increase in bonuses paid to employees as a result of increased Company profits and an increase in salary expense of $31.4 million resulting from project personnel being moved from project costs as project work completes.

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

Interest income decreased $4.7 million despite cash and cash equivalents and short-term deposits remaining consistent with the prior year. This decrease was due primarily to a decrease in the weighted average Canadian and United States prime rates of 2.12% and 1.87% respectively. In 2008, interest income decreased $13.6 million despite an increase in cash and cash equivalents and short-term deposits of $444.6 million. This decrease was due primarily to a decrease in the weighted average Canadian and United States prime rates of 1.28% and 2.98% respectively. The Company experienced a foreign exchange gain of $17.5 million in 2009 on the Company’s U.S. dollar denominated debt due to a strengthening of the fiscal year-end exchange rate of 10.2%. In 2008 the Company experienced a foreign exchange loss of $53.8 million due to a weakening of the fiscal year-end exchange rate of 27.5% and the increase in the Company’s U.S. dollar denominated debt. In 2007 the Company experienced a foreign exchange gain of $32.0 million due to an improvement of the fiscal year-end exchange rate 15.9%. In 2009 and 2008 the Company recognized a loss of $4.5 million and $1.7 million, respectively, on the sale of marketable securities. In 2007 the Company recognized a gain on disposal of marketable securities of $2.8 million. In 2009, 2008 and 2007 the Company recognized $0.2 million, $0.5 million and $1.0 million, respectively, from equity in earnings of limited liability companies and limited partnerships.

Income Taxes

The effective income tax rate for fiscal 2009 is 31.9% (35.8% in 2008; 29.4% in 2007). The effective rate for 2009 differs from the combined Federal and Provincial or State statutory income tax rate of 32% (34% in 2008; 35% in 2007) primarily as a result of non-taxable capital losses and gains, the recognition of previously unrecognized temporary differences and other changes in estimates, and enacted future tax rate reductions.

Results of Operations: Buildings – Canada

Contract revenues

Canadian revenues in 2009 increased $244 million (9.5%) due primarily to increases in the Alberta ($399 million) and Ontario ($90 million) operations offset by a decrease in the British Columbian operations ($269 million).

Contract revenues in 2008 increased $794 million (44.6%) due primarily to increases in the Ontario ($518 million) and Alberta ($209 million) operations.

Contract Costs and Gross Profit

Gross profit for this segment has increased in each of the last two years up $88.9 million in 2009 and $91.2 million in 2008 due primarily to an overall strengthening of this market, particularly Western Canada and Ontario, and a larger proportion of design/build construction projects which is resulting in gross profit increases through effective risk management. As disclosed in “Item 4B – Information on the Company – Business Overview” design/build projects have potential for higher fees commensurate with the additional risk being taken. Gross profit for the Buildings – Canada segment has averaged 12.1% of contract revenues over the past three years. Gross profit as a percentage of contract revenues was 1.4% higher in 2009 than the three-year average. This difference was primarily due to the increase in project gross profits as discussed. Gross profit as a percentage of contract revenues in 2008 and 2007 was consistent at 11.3% and 11.2% respectively.

Indirect and Administrative Expenses

Indirect and administrative expenses were 1.6% of contract revenues in 2009 as compared to 1.7% in 2008 and 2.1% in 2007. Indirect and administrative expenses as a percentage of contract revenues have decreased due entirely to the increase in contract revenues in 2009 & 2008 without a proportionate increase in indirect and administrative expenses as most of the additional required salaried personnel have been charged directly to project costs.

Results of Operations: Buildings – U.S.

Contract revenues

Contract revenue increased $271.5 million in 2009. This increase was due primarily to increases in Colorado ($266.6 million) and Washington ($100.3 million) offset by decreases in Minnesota ($109.1 million) and Hawaii ($95.4 million). The balance of the increase was due to increases in the remaining 3 markets.

Contract revenues increased $66.0 million in 2008. Contract revenues increased primarily in Hawaii ($117.2 million) and Washington ($118.0 million) offset by a decrease in Florida ($156.7 million).

Contract Costs and Gross Profit

The 2009 gross profit percentage increased significantly to 10.1% from 8.1% in 2008. The gross profit percentage has steadily increased over the last three-years due primarily to an overall strengthening of this market segment through to early fiscal 2008 (during which the current work was secured), an increase in the amount of self-perform work and a larger proportion of design/build construction projects. As disclosed in “Item 4B – Information on the Company – Business Overview” design/build projects normally earn higher fees commensurate with the additional risk being taken.

Indirect and Administrative Expenses

Indirect and administrative expenses as a percentage of contract revenues increased to 5.3% in 2009 and 2.7% in 2008 from 2.0% in 2007. 2009 and 2008 indirect and administrative expenses as a percentage of revenues are higher than 2007 due primarily to the placing of unassigned project people into overhead in the operations which have seen decreases in contract revenues during 2009 and 2008, the acquisition of Nordic Construction Ltd. and the opening of the operations office in Charlotte, North Carolina in 2008.

Results of Operations: Heavy Industrial – Canada

Contract revenues

Contract revenue in the Heavy Industrial – Canada segment was down $63.1 million in 2009 after several successive years of contract revenue increases. This decrease in 2009 was due to the cancellation or deferral of several large oil sands and oil sands upgrader projects in the fall of 2008 due to the financial market turmoil and sudden dramatic drop in the price of crude oil during this period. 2008 contract revenues were up $71.5 million. The 2008 increase was due primarily to the completion of a significant oil sands project near Fort McMurray, Alberta and working on a large oil sands upgrader project near Fort Saskatchewan, Alberta.

Contract Costs and Gross Profit

Gross profit in the Heavy Industrial – Canada segment remained relatively consistent at $114.6 million in 2009 down from $117.5 million in 2008 despite the 9.7% drop in contract revenues discussed above. This was achieved as a result of an increase in the gross profit percentage to 19.5% as a result of the expiration of several warranty periods and the corresponding reversal of the remaining warranty reserves. Gross profit percentage in 2008 remained constant with that of 2007 at 18.1%.

Indirect and Administrative Expenses

Indirect and administrative expenses increased slightly by $0.8 million in 2009 despite the decrease in contract revenues discussed above resulting in an increase in indirect and administrative expenses as a percentage of revenue to 5.0%. Indirect and administrative expenses increased as salaried personnel have been charged directly to overhead instead of project costs to participate in the pursuit of new work opportunities in 2009. The increase in indirect and administrative expenses in 2008 of $3.1 million (11.8%) in 2008 corresponds to the 12.4% increase in contract revenues in that year. Indirect and administrative expenses as a percentage of revenue remained consistent in 2008 at 4.4% as compared to 4.5% in 2007.

B. Liquidity and Capital Resources

Below is a brief summary of the Company’s financial position for the last two fiscal years ending October 31. For more detailed information, please see the consolidated financial statements attached to this report.

(in millions of dollars except shares outstanding)	2009	2008

Working capital	$734.4	$581.8

Shareholders’ Equity – Canadian GAAP	923.3	790.2

Redeemable Common Stock – U.S. GAAP	904.1	773.9

Shares Outstanding as at Oct. 31(1)	28,501,414	24,374,062

Notes:

(1)	This represents the total of all Class 1, 2, 3 and 4 common shares of the Company.

Financial Condition

As at October 31, 2009, the Company held $963.2 million in cash and cash equivalents, a decrease of $104.3 million. This decrease is due to the increase in cash provided from operations ($228.1 million) and net issuance of capital ($102.7 million) offset primarily by the increase in short term deposits ($106.1 million), net repayments of bank loans ($76.5 million) and the payment of dividends ($266.8 million).

Cash provided from operations decreased $193.4 million to $228.1 million at October 31, 2009 compared to $421.5 million at October 31, 2008. This decrease is due primarily to decreases in accounts payable ($82.3 million), unearned revenue ($56.6 million), and income taxes payable ($16.4 million) offset by a decrease in accounts receivable ($29.1 million) and an increase in net earnings ($64.0 million). Cash provided by or used for operations can vary from year to year depending on the mix of contract types, contract terms, and their stage of completion.

Included in cash and cash equivalents is $182.8 million (2008 – $253.8 million) hypothecated in favor of a bank for the Company’s US dollar denominated bank loans. These bank loans (2009 – $181.8 million; 2008 – $301.1 million) are used exclusively to minimize changes in the value of the United States operations as a result of currency exchange fluctuations, are renewed every 30 to 365 days and are covered by a syndicated credit facility. Interest on these loans is designed to vary with the bank’s United States’ Base Rate or the London Interbank Offered Rate plus 0.33% at the Company’s option. During 2009 the Company decreased its borrowings under these credit facilities by $119.3 million to reflect the decrease in net assets of the operations in the United States which resulted from the repatriation of a portion of retained earnings.

Short-term deposits increased $73.5 million to $252.2 million in 2009 from $178.6 million in 2008. Included in short-term deposits in 2008 was $59.6 million hypothecated in favor of a bank for the Company’s US dollar denominated bank loans.

Long-term investments held by the Company decreased $2.7 million in 2009 and increased $8.3 million in 2008. The decrease in 2009 was due primarily to a reduction in investments held-to-maturity of $9.5 million offset by net realized and unrealized gains in marketable securities of $6.8 million. The 2008 increase was due to an investment in held to maturity investments of $21.8 million net of a decrease in marketable securities of $13.5 million due to net realized and unrealized losses.

Cash flow used by investing activities, net of short-term deposit and marketable securities activities, was $12.5 million in 2009 compared to 2008 when $85.8 million was used by investing activities, net of short-term deposit and marketable securities activities. The major use of cash flow is the purchase of property, plant and equipment and the business acquisition. Cash flow used to acquire property, plant and equipment in 2009 was $21.9 million and $47.3 million in 2008. In 2008, the Company used $19.3 million for the acquisition of Nordic Construction Ltd.

Cash flow of $240.7 million was used for financing activities in 2009 versus a source of $47.3 million in 2008. The Company decreased its bank loans by $76.5 million in 2009 as compared to an increase of $140.2 million in 2008. Net issuance of share capital provided cash of $102.7 million and $84.6 million in 2009 and 2008 respectively offset by the payment of dividends of $266.8 million in 2009 and $177.6 million in 2008. These amounts are determined by the Board of Directors and are paid in February of each year.

Liquidity

The Company has access to lines of credit in the amount of $313.4 million, in addition to the U.S. dollar denominated bank loans see “Financial Condition” section above. At October 31, 2009 the Company has utilized $239.3 million (2008 – $186.7 million) of these lines of credit, all in the form of letters of credit. Working capital as at October 31, 2009 is $734.4 million which represents an increase of $152.6 million over 2008’s working capital of $581.8 million.

Issuance of share capital provides a source of liquidity for the Company. For compensatory purposes, shares are normally offered to eligible salaried employees in March or April of each year. The Company repurchased all shares of employees terminated in the year and while there is no obligation to do so, generally repurchases shares of active employees at the employee’s request. As mentioned above, cash proceeds from issuance of share capital less repurchases was $102.7 million and $84.6 million in 2009 and 2008 respectively.

The Company has no material binding purchase commitments and requires cash only to meet its needs in the normal course of business. The Company believes that its current financial condition combined with funds generated from operations will be sufficient to finance cash requirements in the foreseeable future.

C. Research and Development, Patents and Licenses

PCL generally is not involved in the development or use of ideas tied to patents or licensing agreements. While we continually strive to improve productivity and to reduce costs by developing new techniques or new applications for existing practices, such innovations usually are not patentable, having been in the “public domain” and thus are not the property of PCL. Furthermore, PCL believes that, in general, obtaining, commercializing and enforcing a patent with respect to a construction process would be unduly time consuming and expensive.

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

D. Trends and Uncertainties

Management believes that the Company is well positioned for the near term. In 2009, the Company experienced new work attainment of $5.3 billion (2008 – $5.9 billion), and at the end of 2009, the Company had a backlog (which is anticipated revenue from uncompleted contracts) of $6.1 billion (2008 – $6.9 billion). These achievements provided a strong starting point for 2010 and beyond.

However, as noted under “Item 3 – Risk Factors”, recent global economic developments, including the financial crisis of 2008, have resulted in slowdowns in demand for our services in all of our principal markets. Credit and/or financing is very hard to find and, when available, interest rates on such financing now carry a premium compared to the last number of years. This has put pressure on private developers trying to find financing and will likely put pressure on the Public-Private Partnership delivery models that we have been participating in (as discussed below) as the spread between interest rates for government lending and private sector lending have continued to be significant and the availability of financing to the private sector has reduced. The diversification of our operating segments, along with the long-term nature of our construction contracts already in progress, offset immediate impacts from these economic changes, but there can be no assurances that new work securement, and our business overall, will not be impacted if there is a prolonged slow down in our principal markets.

The Company continues to benefit from large bonding capacity enabling it to bid on work not accessible to many smaller construction firms. This will continue to be a strong driver in the Company’s growth and its ability to compete. Bonding of contractor performance and payment obligations is a standard practice with many construction owners and their lenders, who are contracting on a fixed price basis, to ensure that there is sufficient capital available for the contractor to fulfill its obligations. PCL’s backlog of bonded work varies significantly depending on the economic cycles and the mix of fixed price contracts versus reimbursable contracts PCL obtains. Our equity, working capital and operating track record have enabled us to secure bonding capacity to operate with a total backlog of work exceeding $9.5 billion.

The Company continues to bid projects as Public-Private Partnerships (defined by The Canadian Council for Public-Private Partnerships as “a cooperative venture between the public and private sectors, built on the expertise of each partner, that best meets clearly defined public needs through the appropriate allocation of resources, risks and rewards”) where PCL has participated as a design build contractor and has been successful in this evolving market already securing projects worth approximately $2.7 billion.

Diversity in both geographic location and construction markets continues to be essential in the global economy. Cyclical demand for construction services is typical of the industry and operations can also be adversely affected by shortages of labor and supplies, adverse weather conditions, government spending constraints and the Company’s ability to obtain bonding.

E. Off-Balance Sheet Arrangements

For the Company’s joint venture activity it is contingently liable at October 31, 2009 for $19.8 million (2008 – $16.4 million) for the other joint venture participants’ share of liabilities, net of security by way of letters of credit and cross-company guarantees, should the other joint venture participants not be able to satisfy them.

Management believes that the contingent joint venture liabilities will not have a materially adverse effect on the Company’s financial position, results of operations, or liquidity.

F. Contractual Obligations

(thousands of dollars)	Payment due by period
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank loans	$181,759	$181,759	$—	$—	$—
Interest commitments on bank loans(2)	1,054	1,054	—	—	—
Bank loans relating to build-interim finance construction contracts(3)	92,969	50,175	42,794	—	—
Interest commitments on bank loans relating to build-interim finance construction contracts(4)	17,274	5,207	12,067	—	—
Operating lease obligations	34,630	7,872	13,593	8,827	4,338
Employer contributions to defined benefit pension plan(5)	65	65	—	—	—
Purchase commitments(6)	—	—	—	—	—

Total	$327,751	$246,132	$68,454	$8,827	$4,338

Notes:

(1)	The table above does not include contracts with subcontractors and suppliers because, in the event of termination of the prime contract for convenience by the owner, the Company generally has the right to cancel its subcontracts and purchase orders in relation to that prime contract by paying costs or damages of the subcontractor or supplier resulting directly from the termination of the subcontract or purchase order or by paying such amounts as the Company recovers from the owner.
(2)	Interest rates on the bank loans vary with the bank’s U.S. Base Rate or the London Interbank Offered Rate (LIBOR) plus 0.33% at the Company’s option. The Company has chosen the LIBOR rate plus 0.33% on all bank loans. The Company has assumed that the LIBOR rate will be at an average of 1.29% over the remaining terms of the loans, and has prepared its estimate of interest commitments for these loans on this basis.
(3)	The Company has financing arrangements in relation to certain build-interim finance construction contracts. The total financing available under these financing arrangements is $232,109. The financing arrangements have maturity dates that correspond with the dates of substantial completion of the related construction contracts.
(4)	The total financing available under these financing arrangements is $102,297 at an interest rate equal to the Canadian Dollar Offered Rate plus 1.00% and $129,812 at an interest rate equal to the Bankers Acceptances Rate plus 1.40%. The interest commitments have been determined based on the predefined drawdown schedules contained in the financing arrangements. The Company has assumed that the Canadian Dollar Offered Rate will be at an average of 4.26% and that the Bankers Acceptances Rate will be at an average of 4.37%.
(5)	The Company’s best estimate of contributions to be paid to the defined benefit pension plan during the year ending October 31, 2010 is $65. The Company is unable to estimate what its contributions will be under the plan in years subsequent to October 31, 2010, and therefore has not included any contributions related to the plan for these years in the table above.
(6)	The Company has no material purchase commitments for capital expenditures, either individually or in aggregate, subsequent to October 31, 2009.

The bank loans noted above (other than bank loans related to build-interim finance construction contracts) represent U.S. dollar denominated bank loans used exclusively to minimize changes in the value of the United States operations as a result of currency exchange fluctuations and are renewed every 30 to 365 days. Cash equivalents and short-term deposits are held by the Company which offset these loans and are hypothecated in favor of the bank.

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

It is the Company’s experience, however, in aggregate that the overall gross profit is not materially different than what is forecasted.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors of PCL Employees Holdings Ltd.

The following table sets forth the names and biographical information concerning our directors.

Name, Age, Place of Residence and Biographical Information	Principal Occupation	Director Since

Ross A. Grieve – 62

Edmonton, Alberta, Canada

Joined Poole Construction Limited (a predecessor to PCL) in 1969 and held numerous positions before assuming his present position as President, Chief Executive Officer, and Chairman of the Board of PCL Employees Holdings Ltd. Mr. Grieve stepped down as President and Chief Executive Officer of PCL Construction Holdings Ltd. and became the Executive Chairman on November 1, 2009. Mr. Grieve presently serves as a director of Melcor Developments Ltd., a publicly-traded residential, commercial, and industrial property development company, Centennial Valley Properties Inc., a residential property development company, and Inn at the Forks Ltd., a hotel company.

	President, Chief Executive Officer, and Chairman of the Board of PCL Employees Holdings Ltd., Executive Chairman of the Board of PCL Construction Holdings Ltd., and Director, PCL Construction Group Inc.	1991

Joseph D. Thompson – 76

Edmonton, Alberta, Canada

Joined Poole Construction Limited (a predecessor to PCL) in 1967. During his 40+ years with PCL and its predecessor, he held various positions before assuming his present position as Director of PCL Employees Holdings Ltd.; Chair of PCL Employees Holdings Ltd. Human Resource, Compensation, and Nominating Committee; and a member of the PCL Employees Holdings Ltd. Audit Committee. On November 1, 2009, Mr. Thompson stepped down as Chairman of the Boards of PCL Employees Holdings Ltd. and PCL Construction Holdings Ltd. Mr. Thompson also serves as a board member of Eleven Engineering Inc., a designer and manufacturer of wireless audio applications; a not-for profit organization, Merit Contractors Association, that provides benefits plans in the Canadian construction industry; and a registered charity, the Royal Alexandra Hospital Foundation.

	Private Investor, Director, PCL Employees Holdings Ltd., and Director, PCL Construction Holdings Ltd.	1984

Name, Age, Place of Residence and Biographical Information	Principal Occupation	Director Since
Garnet K. Wells – 69 Chestermere, Alberta, Canada Joined the PCL family of companies in 1986 as chief financial officer. He retired in 2001 but remains a Director of PCL Employees Holdings Ltd. and a member of the PCL Employees Holdings Ltd. Audit Committee and PCL Employees Holdings Ltd. Human Resource, Compensation, and Nominating Committee. Mr. Wells also serves as vice-chairman of the board of Conematic Heating Systems Inc., a heating systems manufacturing company.	Private Investor, Director, PCL Employees Holdings Ltd., and Director, PCL Construction Holdings Ltd.	1987

Henry R. Gillespie – 76 Edmonton, Alberta, Canada Joined Poole Construction Limited (predecessor to PCL) in 1969 as secretary/treasurer and retired in 1984 as Chief Financial Officer. Mr. Gillespie is a director of PCL Employees Holdings Ltd., Chair of PCL Employees Holdings Ltd. Audit Committee, and a member of PCL Employees Holdings Ltd. Human Resource, Compensation, and Nominating Committee.	Private Investor, Director, PCL Employees Holdings Ltd., and Director, PCL Construction Holdings Ltd.	1977

Paul G. Douglas – 55 Edmonton, Alberta, Canada Joined PCL in 1985 and held many positions before assuming his present position as President and Chief Executive Officer of PCL Construction Holdings Ltd. on November 1, 2009. He had previously held the position of Chief Operating Officer, Canadian Operations. Mr. Douglas is a director of PCL Employees Holdings Ltd. Mr. Douglas serves on the Board of Trustees of the University Hospital Foundation, Edmonton.	Director, PCL Employees Holdings Ltd., and President and Chief Executive Officer, PCL Construction Holdings Ltd.	2009

Senior Management

The key executive officers of PCL Employees Holdings Ltd. and its principal subsidiary companies are as follows:

Name	Title	PCL Company	Years with Company
Peter E. Beaupré – 59 Denver, Colorado, USA Joined PCL in 1980. During his 29 years with PCL he has held many positions before assuming his current position as President in 1998 and Chief Operating Officer in 2001 of PCL Construction Enterprises, Inc. He is responsible for all U.S. operations.	President and Chief Operating Officer	PCL Construction Enterprises, Inc.	29

Paul G. Douglas – 55 Edmonton, Alberta, Canada Joined PCL in 1985 and held many positions before assuming his present position as President and Chief Executive Officer of PCL Construction Holdings Ltd. on November 1, 2009. He had previously held the position of Chief Operating Officer, Canadian Operations.	President and Chief Executive Officer	PCL Construction Holdings Ltd.	24

David G. Filipchuk – 47 Edmonton, Alberta, Canada Joined PCL in 1984. In his current position as Regional Vice President, Western Canadian Buildings, he is responsible for the buildings and civil infrastructure operations in Saskatchewan, Alberta, British Columbia, and the Northwest Territories. He is also responsible for corporate services, which includes Operations Support, Professional Development, Human Resources, Systems and Technology, Communications, and Support Services.	Regional Vice President, Western Canadian Buildings	PCL Constructors Inc.	25

Ross A. Grieve – 62 Edmonton, Alberta, Canada Joined Poole Construction Limited (a predecessor to PCL) in 1969 and held numerous positions before assuming his present position as President, Chief Executive Officer, and Chairman of the Board of PCL Employees Holdings Ltd. Mr. Grieve stepped down as President and Chief Executive Officer of PCL Construction Holdings Ltd. and became the Executive Chairman on November 1, 2009.	President and Chief Executive Officer	PCL Employees Holdings Ltd.	40

Name	Title	PCL Company	Years with Company
Robert J. Holmberg – 50 Edmonton, Alberta, Canada Joined PCL in 1987 and has held various positions within the Canadian buildings operations before assuming his current position as President, Western Canadian Buildings responsible for the buildings and civil infrastructure operations in Saskatchewan, Alberta, British Columbia, and the Northwest Territories.	President, Western Canadian Buildings	PCL Constructors Inc.	22

Ian R. Johnston – 52 Edmonton, Alberta, Canada Joined PCL in 2002 as a Vice President and is responsible for the heavy industrial operations in Canada. He has over 30 years of industrial construction experience. Prior to joining PCL he was the president responsible for operations in Canada for a multi-national EPC contractor.	Senior Vice President, Heavy Industrial	PCL Constructors Inc.	7

Michael J. Kehoe – 44 Denver, Colorado, USA Joined PCL in 2000 after working with an international public accounting firm in the Denver market. He is responsible for the accounting, tax, treasury, and financial reporting functions in the United States.	Vice President, Finance, Secretary/Treasurer	PCL Construction Enterprises, Inc.	9

Gordon D. Maron – 62 Edmonton, Alberta, Canada Began his career in construction with Poole Engineering Co. Ltd. (a predecessor to PCL) in 1966 and has been with PCL for all but two years when he worked for another civil construction company. He has over 40 years of experience in construction accounting, finance, and risk management. He is currently responsible for all financial aspects of the corporation, corporate insurance risk management, and the asset management companies.	Vice President, Secretary/Treasurer Chief Financial Officer	PCL Employees Holdings Ltd. PCL Construction Holdings Ltd.	39

R. Brad Nelson – 56 Toronto, Ontario, Canada Joined PCL in 1997 and is responsible for Canadian building and civil infrastructure operations. He has over 29 years of construction experience in Canada and the United States. Prior to joining PCL, he was executive vice president and chief operating officer responsible for North American operations for a large contractor.	President and Chief Operating Officer, Canadian Buildings	PCL Constructors Inc.	12

Name	Title	PCL Company	Years with Company
Gordon L. Panas – 49 Edmonton, Alberta, Canada Worked for PCL from 1991 to 1997, after which he worked for another contractor as chief financial officer and ultimately chief executive officer. He returned to PCL in 2009 as Executive Vice President, Finance and Administration. As the successor to the current Chief Financial Officer, he is responsible for all financial operations and corporate insurance risk management.	Executive Vice President, Finance and Administration	PCL Constructors Inc.	6

Peter A. Stalenhoef – 56 Edmonton, Alberta, Canada Joined the PCL family of companies in 1987 and held varied positions within the industrial operations before assuming his current position as President and Chief Operating Officer, Heavy Industrial responsible for the industrial operating companies. He has over 30 years of heavy industrial construction experience with an emphasis in petrochemical, refinery, oil and gas, power, and pulp and paper projects.	President and Chief Operating Officer, Heavy Industrial	PCL Constructors Inc.	22

Douglas R. Stollery – 56 Edmonton, Alberta, Canada Joined the PCL family of companies in 2006 as general counsel. He practiced law with a private law firm in Edmonton, Alberta from 1977 to 2006. He is responsible for the legal affairs and serves as corporate secretary for the PCL family of companies.	Secretary General Counsel	PCL Employees Holdings Ltd. PCL Constructors Inc.	3

Alfred E. Troppmann – 60 Denver, Colorado, USA Began his career with Poole Construction Limited (a predecessor to PCL) in 1973. In his current position as President of PCL Construction Services, Inc. and Executive Vice President of PCL Construction Enterprises, Inc., he is responsible for building and civil infrastructure operations in the United States, with the exception of the civil infrastructure operations in the southeast.	Executive Vice President President	PCL Construction Enterprises, Inc. PCL Construction Services, Inc.	36

Name	Title	PCL Company	Years with Company
Shaun P. Yancey – 51 Denver, Colorado, USA Joined PCL in 1982 and held numerous positions prior to his present position as Senior Vice President responsible for the US civil infrastructure operations in the southeast; and Human Resources, Professional Development, and Business Development in the US head office.	Senior Vice President	PCL Construction Enterprises, Inc.	27

There are no family relationships among any of the directors and officers of the Company listed above.

B. Compensation

Total compensation paid to the Company’s directors and senior management for the fiscal year ended October 31, 2009 was $55,407,463. The aggregate remuneration paid to the directors of the Company for the fiscal year ended October 31, 2009 was $15,879,946. The aggregate remuneration paid to the five highest officers and employees of the Company, other than directors, for the fiscal year ended October 31, 2009 was $5,817,292. This amount does not include dividends paid to the directors and senior management in respect of common shares. Directors and senior management share ratably in all dividends with other employee-shareholders.

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

The chief executive officer of PCL Construction Holdings Ltd. and vice president, secretary/treasurer of the Company receive a non-discretionary bonus that is a fixed percentage of the overall operating results for the Company. Three of the chief operating officers receive a non-discretionary bonus that is a fixed percentage of operating results of the units of the Company over which they have charge. Other members of senior management described above participate in a discretionary bonus program under which they share in a bonus pool based on operating results, as approved by the Board of Directors of the Company and as individually set by the chief executive officer and senior management. Bonuses for 2009 are paid out in December 2009.

The total amount paid by the Company to the defined contribution pension plan of our senior management for the fiscal year ended October 31, 2009 was $244,666. The Company has not set aside or accrued any other amount to provide pension, retirement or similar benefits for senior management or directors.

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

C. Board Practices

The Company’s Amended Articles of Continuance provide that the board of directors will consist of between one (1) and twelve (12) directors. There are currently five (5) directors each of whom holds office until the Company’s next annual meeting of the shareholders and until his successor has been elected. Officers of the Company serve at the discretion of the board of directors.

Non-employee directors are compensated by cash payments and participation in the share purchase plans. Directors do not serve as such under any written or unwritten agreements. Directors who are also employees serve under unwritten employment agreements.

Audit Committee

The audit committee has a formal mandate and consists of at least two members of the Board. The current members of the Company’s audit committee are Joseph D. Thompson, Garnet K. Wells and Henry R. Gillespie.

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

•

recommends to the Board the remuneration to be paid to the Company’s independent auditor, provided that the Chairman of the Committee is authorized to approve remuneration of up to $25,000 per fiscal year, or such other amount as may be authorized by the Board of Directors, to be paid to the Company’s independent auditor for non-audit services;

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

In addition, the Company’s Ethical Conduct Compliance Committee (“ECCC”) reports to the audit committee. Further information on the ECCC, PCL’s Ethics Policies, and PCL’s Ethical Conduct Compliance Policy are described below. In this regard, the audit committee:

•	reviews the ethics policies developed by the ECCC and recommends adoption of those policies by the Board of Directors.

•	establishes the frequency of and nature of reporting by the ECCC to the audit committee, which shall be at least annually.

•	receives from the ECCC:

•	reports of the activities of the ECCC;

•	reports of the results of the audits respecting compliance with Ethics Policies;

•	reports of unethical conduct, investigations of those reports and disciplinary action taken in respect of those reports;

•	recommendations to improve compliance with ethics policies to better facilitate achievement of the objectives of the Ethical Conduct Compliance Policy; and

•	such other reports as may be required by the Ethical Conduct Compliance Policy or the audit committee.

•	periodically reviews with the ECCC the steps being taken to avoid, disclose and correct unethical conduct.

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

Ethical Conduct Compliance Committee

The Company’s Ethical Conduct Compliance Committee (“ECCC”) has a formal mandate and consists of certain PCL senior management. The current members of the ECCC are Paul G. Douglas, Peter E. Beaupré, Peter A. Stalenhoef, R. Brad Nelson, Gordon D. Maron, Gordon L. Panas, and Douglas R. Stollery. The ECCC reports to the audit committee.

The ECCC has the primary responsibility to develop procedures to implement the Company’s Ethical Conduct Compliance Policy (the “ECC Policy”), to oversee the implementation of those procedures, to monitor compliance with those procedures and to develop and oversee the implementation of further procedures to better achieve the objectives of the ECC Policy.

The objectives of the ECC Policy are to ensure that:

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

The ECCC develops Ethics Policies, which consist of the Company’s Code of Conduct and related policies, and recommends adoption of the ethics policies by the Board. The ECCC also develops revisions to the Ethics Policies from time to time to better achieve the object of the ECC Policy and recommends adoption of such revisions by the Board.

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

•	prepares for the audit committee:

•	reports of the activities of the ECCC;

•	reports of the results of the audits respecting compliance with Ethics Policies;

•	reports of unethical conduct, investigations of those reports and disciplinary action taken in respect of those reports;

•	recommendations to improve compliance with Ethics Policies to better facilitate achievement of the objectives of the ECC Policy; and

•	such other reports as may be required by the ECC Policy or the audit committee;

•

determines, on a case by case basis, those instances when it is appropriate for PCL to voluntarily report conduct which violates the Ethics Policies or ECC Policy to appropriate governmental officials and the manner and means by which to carry out such reporting;

•	implements measures as it may determine appropriate from time to time to create, support and maintain an ethical work environment for all PCL personnel;

•	designates appropriate PCL personnel to assist in administering the ECC Policy;

•	establishes and maintains appropriate systems and internal controls to implement the Ethics Policies and the Program;

•	retains external counsel, auditors, consultants or other persons as may be necessary to implement the ECC Policy.

Human Resource, Compensation and Nominating Committee

The members of the Company’s human resource, compensation and nominating committee are Joseph D. Thompson, Garnet K. Wells and Henry R. Gillespie. The committee has a formal mandate under which it functions. The committee consists of at least two members of the Board.

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

•

approves the salary, bonus and share allocation for the president and chief executive officer of PCL Construction Holdings Ltd., and the chief financial officer, president and chief operating officer of the United States, president and chief operating officer of Canadian Buildings, president and chief operating officer of Heavy Industrial, and General Counsel;

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

Investment Committee

The members of the Investment Committee are Ross A. Grieve, Gordon D. Maron, Paul G. Douglas, and Gordon L. Panas. The committee has a formal mandate under which it functions.

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

D. Employees

The following chart lists the average number of salaried and hourly (unionized and non-unionized) employees by location for each of the last three fiscal years:

Average Number of Employees	2009*	2008	2007

Salaried Staff
Canada	2,061	2,133	1,841
United States	1,285	1,379	1,296
Bahamas	1	1	8

Hourly Trades
Canada
Unionized	3,353	2,142	2,514
Non-Unionized	7	8	101

United States
Unionized	656	867	616
Non-Unionized	1,470	1,683	1,783

*Note: Based on count as of December 2009.

All hourly trades are temporary employees. PCL maintains good relations with the various unions for which we have collective bargaining agreements.

E. Share Ownership

The following table presents information regarding the ownership of certain classes of shares by our directors and executive officers as of December 31, 2009.

Name	Title	PCL Company	Number & Share Class		Percentage of Class	Percentage of Total Voting Shares
Peter E. Beaupré (1)	President and Chief Operating Officer	PCL Construction Enterprises, Inc.	400 18,750 316,700 139,550	Class 1 Class 2 Class 3 Class 4	* Class 1 * Class 2 11.64% Class 3 3.13% Class 4	6.36%
Paul G. Douglas (2)	President & Chief Executive Officer Director	PCL Construction Holdings Ltd. PCL Employees Holdings Ltd.	10,400 463,200	Class 2 Class 4	* Class 2 10.4% Class 4	6.46%
David G. Filipchuk	Regional Vice President, Western Canadian Buildings	PCL Constructors Inc.	65,880 75,870	Class 2 Class 4	* Class 2 1.7% Class 4	1.06%
Henry R. Gillespie (3)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1.12% Class 4	0.69%
Ross A. Grieve (4)	President & Chief Executive Officer Director	PCL Employees Holdings Ltd. PCL Construction Holdings Ltd.	194,400 656,000	Class 2 Class 4	1.39% Class 2 14.73% Class 4	9.14%
Robert J. Holmberg	President, Western Canadian Buildings	PCL Constructors Canada Inc.	20,344 118,070	Class 2 Class 4	* Class 2 2.65% Class 4	1.65%
Ian R. Johnston	Senior Vice President, Heavy Industrial	PCL Constructors Inc.	43,720 61,990	Class 2 Class 4	* Class 2 1.39% Class 4	0.86%
Michael J. Kehoe	Vice President, Finance, Secretary/Treasurer	PCL Construction Enterprises, Inc.	400 105,400	Class 1 Class 3	* Class 1 3.88% Class 3	1.47%
Gordon D. Maron	Chief Financial Officer Vice President, Secretary/Treasurer	PCL Construction Holdings Ltd. PCL Employees Holdings Ltd.	51,400 324,000	Class 2 Class 4	* Class 2 7.27% Class 4	4.52%
R. Brad Nelson	President and Chief Operating Officer, Canadian Buildings	PCL Constructors Inc.	400 345,990	Class 2 Class 4	* Class 2 7.77% Class 4	4.82%
Gordon L. Panas	Executive Vice President, Finance and Administration	PCL Constructors Inc.	0 60,000	Class 2 Class 4	* Class 2 1.35% Class 4	0.83%
Peter A. Stalenhoef (5)	President and Chief Operating Officer, Heavy Industrial	PCL Constructors Inc.	18,000 330,030	Class 2 Class 4	* Class 2 7.41% Class 4	4.60%

Name	Title	PCL Company	Number & Share Class		Percentage of Class	Percentage of Total Voting Shares
Douglas R. Stollery	Secretary General Counsel	PCL Employees Holdings Ltd. PCL Constructors Inc.	300 149,000	Class 2 Class 4	* Class 2 3.35% Class 4	2.08%
Joseph D. Thompson (6)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1.12% Class 4	0.69%
Alfred E. Troppmann	Executive Vice President President	PCL Construction Enterprises, Inc. PCL Construction Services, Inc.	40,400 278,830	Class 1 Class 3	1% Class 1 10.25% Class 3	3.89%
Garnet K. Wells (7)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1.12% Class 4	0.69%
Shaun P. Yancey	Senior Vice President	PCL Construction Enterprises, Inc.	29,150 121,290	Class 1 Class 3	* Class 1 4.46% Class 3	1.69%

Notes:

*	Less than 1%.
(1)	Includes 317,100 shares held of record by Mr. Peter E. Beaupré and 158,300 shares held of record by Casalingo Productions Inc., a company beneficially owned by Mr. Peter E. Beaupré.
(2)	Shareholder of record is Dougco Holdings Limited, a company beneficially owned by Mr. Paul G. Douglas.
(3)	Shareholder of record is Cabernet Investments Ltd., a company beneficially owned by Mr. Henry R. Gillespie.
(4)	Includes 306,700 shares held of record by Mr. Ross A. Grieve and 543,700 shares held of record by Kamandor Holdings Ltd., a company beneficially owned by Mr. Ross A. Grieve.
(5)	Shareholder of record is 635098 Alberta Ltd., a company beneficially owned by Mr. Peter A. Stalenhoef.
(6)	Shareholder of record is Jonan Enterprises Ltd., a company beneficially owned by Mr. Joseph D. Thompson.
(7)	Shareholder of record is Garval Investments Inc., a company beneficially owned by Mr. Garnet K. Wells.

Employee Share Purchase Plans

Since its inception, PCL Employees Holdings Ltd. has been owned by employees and directors of PCL Employees Holdings Ltd. and its subsidiaries and affiliates (including Employee’s Corporations as described in the Unanimous Shareholders Agreement – see “Item 10 – Additional Information – Unanimous Shareholder Agreement” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference)). In order to provide new employees with an opportunity to participate in ownership and to provide continuing employees with an opportunity to increase their ownership in PCL Employees Holdings Ltd., the Board has followed the practice of adopting annual employee share purchase plans pursuant to which common shares are made available for purchase from the Company by such employees. Participation in such plans is limited to salaried employees. Those plans are of two types: (i) “Universal Plans” under which shares are available to certain salaried employees, subject to a maximum number of shares that may be purchased by a given employee each year and in the aggregate under all Universal Plans; and (ii) “Regular Plans” under which shares of stock are offered to certain salaried employees approved by the Chief Executive Officer of the Company (the “CEO”), based on various criteria, including position, performance and existing share ownership.

For 2009, the Board established the following Plans:

•	Universal 2009 Class 1 Non-Voting Employee Common Share Purchase Plan.

•	Universal 2009 Class 2 Non-Voting Employee Common Share Purchase Plan.

•	Universal 2009 Class 3 Voting Employee Common Share Purchase Plan.

•	Regular 2009 Class 1 Non-Voting Employee Common Share Purchase Plan.

•	Regular 2009 Class 2 Non-Voting Employee Common Share Purchase Plan.

•	Regular 2009 Class 3 Voting Employee Common Share Purchase Plan.

•	Regular 2009 Class 4 Voting Employee Common Share Purchase Plan.

The Class designations relate to whether the shares are non-voting (Classes 1 and 2) or voting (Classes 3 and 4) and whether the shares are offered to employees in the Bahamas and all or part of the United States (Classes 1 and 3) or Canada (Classes 2 and 4).

The Plans became effective on January 14, 2009, the date on which the Board adopted the Plans.

The Board determined, in its sole discretion, whether each qualifying employee will be offered voting or non-voting shares under the applicable Universal Plans, and the CEO determined, in his sole discretion after taking into account criteria determined by the Board from time to time (including position, performance and existing share ownership), whether each qualifying employee will be offered voting or non-voting shares under the Regular Plans and, if so, how many shares will be offered to such employees. Most of the shares offered under the Plans are non-voting.

Under the 2009 Universal Plans, salaried qualifying employees who are employed on a full-time or part-time basis by PCL as of a qualifying date established by the Company are eligible to purchase up to 100 or 70 shares, respectively, in multiples of 10 shares and subject to a minimum purchase of 50 shares. The maximum aggregate number of shares that either type of employee may purchase under previous Universal Plans and the 2009 Universal Plans in all years is 400. Once that maximum is reached, the employee is ineligible to purchase further shares under the 2009 Universal Plans.

Under the 2009 Regular Plans, the number of shares offered to an eligible employee in any one year depends on the employee’s target code (as described below), their district or department manager’s recommendation that he or she be offered shares, and the availability of shares at that particular time. PCL has assigned to each employee group job classification (position, title) a share target code which relates to the upper limit of shares that an individual in such a group can own over time while he or she is functioning within that group. If an employee advances to a group with a higher level, his or her share target code and, consequently, upper limit for share ownership increases to reflect the share target code for such higher group. An employee may be offered a percentage of his or her share target code each year that his or her district or department manager recommends that he or she should be offered shares. When an employee has purchased the maximum number of shares in his or her share target code, generally he or she will not be offered more shares as part of the annual share offer under the Regular Plans. Allocations for the annual share offering under the Regular Plans are in addition to the allocations for the annual share offering under the Universal Plans.

The right to purchase shares under the Plans cannot be assigned.

A total of 295,000 common shares were available under the 2009 Universal Plans, consisting of 100,000 Class 1 shares, 165,000 Class 2 shares and 30,000 Class 3 shares. Under the 2009 Regular Plans, a total of 8,400,000 common shares were made available for purchase, consisting of 2,200,000 Class 1 shares, 3,700,000 Class 2 shares, 900,000 Class 3 shares and 1,600,000 Class 4 shares. These shares, as well as the purchase price for these shares (which is determined as described below), are subject to proportional adjustment by the Board, in its sole discretion, for stock splits, common stock dividends, recapitalizations, combinations or any other increases or decreases in the number of issued and outstanding common shares effected without receipt of any consideration by the Company.

The purchase price at which the Company sold shares pursuant to these Plans was based on the Adjusted Consolidated Book Value, as determined in accordance with the Company’s Unanimous Shareholders Agreement. Please see “Item 10 – Additional Information – Unanimous Shareholder Agreement – Company Rights and Obligations to Repurchase Shares” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference)) for additional information. Based on its calculation of the Adjusted Consolidated Book Value in 2009, the Board determined that the purchase price for the shares offered under the Plans was $25.00 per share.

The purchase price for shares purchased under Universal Plans is loaned to accepting eligible employees by Company subsidiaries, PCL Constructors Inc. (for employees resident in Canada) and by PCL Construction Enterprises, Inc. (for employees resident in the United States, except Alabama, as explained below), and those loans are repaid by payroll deductions in equal amounts over a period of three years. The employee executes a promissory note for the purchase price, which becomes due (if not repaid sooner) upon termination of employment, grants an option to the Company to repurchase the shares in the event of default by the employee under the promissory note and grants security in the proceeds of any sale under such option.

The Company disallows Alabama-resident employees to purchase of shares under a Universal Plan through payroll deductions, in order to comply with Alabama Securities Commission Administrative Code Chapter 830-X-4-.17 (Credit Sales Prohibited). The purchase of shares under a Universal Plan by an Alabama-resident employee follows the procedures established for the purchase of shares under a Regular Plan, as explained below.

The purchase price for shares purchased under the Regular Plans is payable in full at the time of purchase in Canadian funds (subject, however, to the CEO’s right to modify the method, but not the amount or timing, of payment). Subject to normal credit approvals, a number of banks have historically been willing to finance the purchase of shares by PCL employees under the Regular Plans.

The Company will issue a certificate representing shares purchased under a Plan as promptly as practicable after the employee delivers the purchase price for the shares to the Company. If, however, a participant’s employment with PCL is terminated for any reason, including disability or death (but excluding an intercompany transfer of the employee, sick leave, military leave or any other leave of absence approved by the Board), prior to the actual issuance of a certificate for any Plan shares, the former employee’s rights to purchase Plan shares will immediately terminate and the Company will return any payment received from the former employee for such shares.

Prior to purchasing shares, an employee must become a party to the Unanimous Shareholder Agreement, which restricts the transferability of Company shares. For a discussion of the material terms of the Unanimous Shareholder Agreement, see “Item 10 – Additional Information – Unanimous Shareholder Agreement” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference).

The Company offered qualifying employees the opportunity to purchase shares under the Plans on one occasion during the year. An eligible employee was able to purchase shares under a Plan on only one such occasion. Approximately 3,394 salaried employees were offered the opportunity to purchase shares under the 2009 Plans. The Company sent a letter to each employee who was eligible to purchase shares under a Plan advising him or her of the number of shares that he or she may purchase. That notice included appropriate forms for use by the employee in purchasing shares and established deadlines and procedures for electing to purchase shares. The deadline that was set by which an employee had to elect to purchase shares under the 2009 Plans was March 27, 2009. The CEO was authorized to modify or waive compliance with such deadlines and procedures.

The Plans are not subject to any provisions of the Employee Retirement Income Security Act of 1974, nor are they qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plans are governed by Alberta law.

The foregoing description relates to the Company’s historical practice with respect to employee share purchase plans and to the Plans adopted for 2009. The Company is not required to make shares available to employees in any future year and, if it determines to do so, the terms on which such shares are offered may differ from those described above.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Names and share ownership of any holders of 5% or more of any class of voting shares of the Company as at December 31, 2009 are as follows:

Shareholder of Record	Share Class	Number of Shares	Percentage of Share Class
Ross A. Grieve(1)	Class 4 Voting Class 2 Non-Voting	656,000 194,400	14.73 1.39	% %
Paul G. Douglas(2)	Class 4 Voting Class 2 Non-Voting	463,200 10,400	10.40 *	%
R. Brad Nelson	Class 4 Voting Class 2 Non-Voting	345,990 400	7.77 *	%
Gordon D. Maron	Class 4 Voting Class 2 Non-Voting	324,000 51,400	7.27 *	%
Peter A. Stalenhoef (3)	Class 4 Voting Class 2 Non-Voting	330,030 18,000	7.41 *	%
Alfred E. Troppmann	Class 3 Voting Class 1 Non-Voting	278,830 40,400	10.35 *	%
Peter E. Beaupré(4)	Class 4 Voting Class 3 Voting Class 2 Non-Voting Class 1 Non-Voting	139,550 316,700 18,750 400	3.13 11.76 * *	% %
Jerry Harder	Class 3 Voting Class 1 Non-Voting	136,430 52,400	5.06 *	%
Fred Auch	Class 3 Voting Class 1 Non-Voting	165,250 24,700	6.13 *	%

Notes:

*	Less than 1%.
(1)	Includes 306,700 shares held of record by Mr. Ross A. Grieve and 543,700 shares held of record by Kamandor Holdings Ltd., a company beneficially owned by Mr. Ross A. Grieve.
(2)	Shareholder of record is Dougco Holdings Limited, a company beneficially owned by Mr. Paul G. Douglas.
(3)	Shareholder of record is 635098 Alberta Ltd., a company beneficially owned by Mr. Peter A. Stalenhoef.
(4)	Includes 317,100 shares held of record by Mr. Peter E. Beaupré and 158,300 shares held of record by Casalingo Productions Inc., a company beneficially owned by Mr. Peter E. Beaupré.

There has not been a significant change in the percentage ownership of any of the shareholders listed above during the past three years.

The major voting shareholders do not have different voting rights. To the best knowledge of management, the Company is not directly or indirectly owned or controlled by a single person, a group of persons or by another corporation or by any foreign government. The Company believes that the day-to-day business operations and affairs of the Company are controlled by the board of directors. To the best knowledge of management, there are no arrangements, the operations of which may, at a date subsequent to the date hereof result in a change of control of the Company.

As of December 31, 2009, the Company had 3,151 registered holders of its common shares, 1,211 of whom were residents of the United States, holding 100% of the Class 1 and Class 3 shares of the Corporation.

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

Legal or Arbitration Proceedings

On February 2, 2006, PCL Construction Services, Inc. (“Services”) commenced a civil action in the United States Court of Federal Claims arising out of a contract performed for the United States Bureau of Reclamation for the construction of a visitor’s center and parking structure at Hoover Dam. This matter included a claim for U.S. $2,400,000 for additional costs as a result of changes in the scope of the contract and U.S. $19,700,000 relating to delays and disruptions by the government. The government filed a motion to dismiss this claim on the doctrine of res judicata and on October 22, 2008, Services’ claim was dismissed. On December 10, 2008, Services filed a notice of appeal. This matter was settled on September 15, 2009 resulting in Services receiving a settlement of U.S. $700,000.

On October 25, 2005, a Statement of Claim was filed in the Ontario Superior Court of Justice by The Bank of Nova Scotia, Scotia Realty Limited and SPE Operations Ltd. (collectively the “Owners”), seeking $35,000,000 in damages for alleged deficiencies in the design and construction of the water pipe systems in a 67 storey commercial high-rise located in the City of Toronto known as “Scotia Plaza”, against PCL Constructors Canada Inc. (“PCL Canada”), Sayers & Associates Limited (“Sayers”), WZMH Architects, The Mitchell Partnership Inc. and Quinn Dressel Associates. On December 28, 2005, the Owner issued a Fresh Statement of Claim in the action adding PCL Constructors Eastern Inc. (“PCL Eastern”) and The Webb Zerafa Menkes Housden Partnership as defendants to the action. The parties reached a tentative settlement on November 4, 2009 subject to approval of the Board of Directors for the Owners and preparation of settlement documents. The Bank of Nova Scotia has subsequently informed the Company that the Board of Directors for the Owners has approved the settlement. Preparation of the settlement documents is ongoing. The terms of the settlement require PCL Canada to contribute $3,000,000 towards the settlement, which will be funded substantially or entirely by PCL Canada’s insurers. The settlement will not have a material effect on the Company’s financial position, results of operations or liquidity.

PCL Civil Constructors, Inc. (“Civil”) is seeking additional compensation of approximately U.S. $22,000,000 under a construction contract for costs incurred arising from the failure of certain bridge piers on a project constructed by Civil in Tampa, Florida for the Tampa Hillsborough County Expressway Authority (the “Owner”). The failure was caused by inadequate design and Civil was engaged by the project Owner to perform the required pier remediation. The Owner filed a lawsuit against certain project designers for the damages caused by the design failures, including the required remediation efforts. On December 11, 2007, an amended complaint was filed by the Owner adding Civil as a party to its lawsuit, seeking a declaration from the court of the amount owing by the Owner to Civil. Civil has now been dismissed from this lawsuit without prejudice. The Owner and its designers subsequently settled their dispute on or about June 30, 2009. Civil presented final accounting to the Owner in December 2008. Following the submission of the final accounting, certain negotiations occurred between the Owner and Civil, but a resolution was not reached. The Owner and Civil will submit their disputes to a non-binding Dispute Resolution Board (“DRB”) per the requirements of the parties’ contract. This process will begin in the first half of 2010, and it is unclear when the DRB will render its final recommendations. If the parties are not able to resolve claims following the DRB’s recommendation, the contract calls for litigation of remaining disputes. The Company has accrued contract revenue to the extent that the contract price has been adjusted by change orders signed by the Owner and Owner directed changes for which collection is probable. However, no amounts have been accrued for adjustments to the contract price where change orders have not been signed by the Owner or where Owner directed changes have not been received. The Company believes that the ultimate resolution of this matter will not have a material effect on the Company’s financial position, results of operations or liquidity.

The Company is party to various other pending legal proceedings in the ordinary course of business. We do not believe that any resulting liabilities for such other legal proceedings beyond amounts reserved, will materially affect the financial position, future results of operations, or future cash flows of the Company.

Dividend Policy

PCL Employees Holdings Ltd. plans to pay a regular dividend once a year, normally in February. The dividends actually paid in any year are determined by the board of directors based on a variety of factors, including the results of operations of PCL Employees Holdings Ltd. and its need for capital resources.

B. Significant Changes

In January 2010, the Company declared dividends on its common shares in the amount of $9.75 per share to shareholders of record on January 31, 2010. The dividends, totaling $276.5 million, will be paid in February 2010.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details; Markets

There is no market for the Company’s securities and the Company’s securities are not listed on any stock exchange or other regulated market. Each of the Company’s shareholders is a party to a Unanimous Shareholder Agreement, which, among other things, restricts the shareholders’ ability to transfer the Company’s shares and establishes a formula for calculating the price at which the Company’s shares may be offered and sold. The Company has a right of first refusal to purchase the shares. For a further explanation of the Unanimous Shareholder Agreement and the provisions regarding repurchase of the shares of the Company, see “Item 10 – Additional Information – Unanimous Shareholder Agreement” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference).

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

The table below lists the price set by the Board of Directors for fiscal year 2010 and in each of the last five fiscal years. To the Company’s knowledge, shares have not been offered or sold except at the price determined by the board of directors. All price amounts are expressed in Canadian dollars and each of Classes 1, 2, 3 and 4 of the shares have the same price.

Fiscal Year Ended	Share Price
October 31, 2010	$26.00
October 31, 2009	$25.00
October 31, 2008	$23.50
October 31, 2007	$22.00
October 31, 2006	$20.75
October 31, 2005	$20.00

Prior Offerings of Common Shares

As described above under the heading “Item 6 – Directors, Senior Management and Employees – Share Ownership - Employee Share Purchase Plans,” PCL issues shares to its employees and directors and Employee’s Corporations pursuant to annual employee share purchase plans. The following table describes the shares issued to United States residents pursuant to these plans during the past three fiscal years:

Fiscal Year Ended October 31,	Date of Sale	Class and Number of Shares Sold	Aggregate Offering Price

2009	April 2009	Class 1 – 1,372,565 shares Class 3 – 458,960 shares	$ $	34,314,125 11,474,000

2008	April 2008	Class 1 – 1,502,555 shares Class 3 – 669,040 shares	$ $	35,310,043 15,722,440

2007	April 2007	Class 1 – 874,615 shares Class 3 – 308,785 shares	$ $	19,241,530 6,793,270

The shares offered and sold as listed above were pursuant to offerings registered with the Securities and Exchange Commission.

The aggregate offering price during any consecutive 12 month period did not exceed 15% of PCL’s total assets. PCL had total assets of $2,980,284,000 at October 31, 2009, $3,104,503,000 at October 31, 2008 and $2,263,172,000 at October 31, 2007. Every employee who was given the opportunity to purchase shares under the share purchase plans received an information package which described PCL, the plans, the restrictions on transfer of PCL’s shares, the risks associated with investment in securities sold pursuant to the plans, and audited financial statements. In addition, each employee received a letter explaining the number and Class of shares being offered to him or her and a copy of the plan under which those shares were offered.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum of Association and Articles of Association

For a complete description of the Company’s Amended Articles of Continuance and By-laws and for other information called for by Item 10.B of Form 20-F, please see Item 10.B of the Form 20-F/A filed by the Company on February 8, 2006, which is incorporated herein by reference. For a complete copy of the Company’s Amended Articles of Continuance, please see the exhibit to the Form 20-F filed by the Company on March 3, 2006, which is incorporated herein by reference. For a complete copy of the Company’s By-laws, please see the exhibit to the Form S-8 filed by the Company on February 24, 2009, which is incorporated herein by reference.

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

This summary is applicable only to holders who are resident solely in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada.

This summary is based upon the provisions of the Income Tax Act (Canada) and the regulations there under (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date hereof and the current administrative practices of the Canada Revenue Agency (“CRA”). This summary does not take into account provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. Each holder should consult his, her or its own tax advisor with respect to the income tax consequences applicable to them in their own particular circumstances.

Dividends

In the case of any dividends paid to non-resident shareholders, Canadian taxes are withheld and remitted by the Company, resulting in only the net amount paid to the shareholder. The rate of withholding tax is generally 25% according to the ITA, but by virtue of Article X of the Tax Convention, the rate of tax on dividends paid to persons who are residents only of the United States for purposes of the Tax Convention is generally limited to 15% of the gross amount of the dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares).

Dispositions

The Income Tax Act provides that a non-resident person is subject to tax in Canada on the disposition of “taxable Canadian property.” Common shares of PCL meet the definition of “taxable Canadian property” in the ITA, and therefore would normally be subject to tax in Canada on eventual disposition. However, as PCL is not publicly traded there is no commercial market for the shares, and the company retains first right of refusal to repurchase shares, any repurchase of common shares by PCL results in a deemed dividend to the shareholder rather than a capital gain.

Section 212.2 of the ITA (Canada) deems a dividend to have been paid to a non-Canadian resident of Canada where the proceeds of the disposition of capital stock of a corporation resident in Canada are in excess of the paid up capital of the shares. As PCL’s annual issue of shares are made in series, the paid up capital of each series of shares will always be equal to, or less than, the proceeds on repurchase thereby creating a deemed dividend.

The deemed dividend on the repurchase of shares is treated by the CRA as a normal taxable dividend. As a result, the rate of withholding tax is the same as the regular annual dividends as discussed above.

Section 116 of the ITA (Canada) requires any non-resident proposing to dispose of taxable Canadian property to send the Minister of National Revenue a notice setting out the details of the disposition and applying for a clearance certificate. Certificates will be issued once any Part 1 tax liability has been paid or acceptable security posted with the Minister. In the absence of a clearance certificate, the purchaser is required to withhold 25% of the proceeds of the disposition.

As discussed above, the common shares of PCL qualify as taxable Canadian property. As a result, all non-resident shareholders of PCL disposing of their shares would be required to apply for a clearance certificate. However, an exemption to the clearance certificate requirement is available on the disposition of treaty-protected property, which is property where any income or gain on disposition is exempt from Part I tax as a result of a tax treaty with another country. Accordingly, as any gain on disposition would be taxable in the United States pursuant to the Tax Convention, a clearance certificate is no longer required on the disposition of the common shares of PCL by US residents.

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

Distributions on Our Common Shares

U.S. Holders receiving dividend distributions with respect to our common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Note that the Company withholds 15% Canadian tax on dividends paid to U.S. residents. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions (see more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Dividends paid in Canadian dollars will be included in income in a U.S. dollar amount based on the exchange rate at the time of their receipt. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received as a dividend which are converted into U.S. dollars on a date subsequent to receipt.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Disposition of Our Common Shares

A U.S. Holder will recognize a gain or loss upon the sale (i.e. repurchase) of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares. Any gain recognized on the sale or other disposition of common shares will generally be U.S. source income. Any loss recognized on the sale or other disposition of common shares will generally be U.S. source. However, such loss will be foreign source to the extent certain dividends were received by the U.S. Holder within the 24-month period preceding the date on which the loss was recognized. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S. $3,000; any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the exchange rate on the date of the sale or exchange.

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

In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. In certain circumstances, legislation and other guidance issued by the United States Treasury may deny a United States holder foreign tax credits (and instead may allow deductions) for certain foreign taxes imposed on a dividend if the United States holder (i) has not held the common shares for at least 16 days in the 31-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (ii) is obligated to make payments related to the dividends; or (iii) holds the common shares in arrangements in which the United States holder’s expected economic profit, after non-U.S. taxes, is insubstantial.

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

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of our shares is owned, directly or indirectly, by U.S. shareholders, each of whom own 10% or more of our voting shares (“U.S. Shareholders”), we could be treated as a “controlled foreign corporation” or a “CFC” under Subpart F of the Code. For these purposes, stock held by related U.S. Shareholders is treated as held by a single U.S. Shareholder. If we were classified as a CFC and as a Passive Foreign Investment Company (as discussed below), CFC treatment would prevail with respect to U.S. Shareholders. CFC classification would create many complex results, including the required inclusion by such U. S. Shareholders in income of their pro rata share of “Subpart F Income” (as specially defined by the Code) of the Company, and of our earnings invested in U.S. property. In addition, under Section 1248 of the Code, gain from the sale or exchange of our common shares by a U.S. person who is or was a U.S. shareholder (as defined in the Code) at any time during the five-year period ending with the sale or exchange is generally treated as a dividend to the extent of our earnings and profits attributable to the shares sold or exchanged. Because of the complexity of Subpart F of the Code to which this discussion relates, a more detailed review of these rules is outside of the scope of this discussion.

Passive Foreign Investment Company

Section 1297 of the Code defines a “passive foreign investment company” or “PFIC” as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company elects, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company does not believe that it will be a PFIC for the current fiscal year or for future years. Whether the Company is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of the Company’s income and assets, including cash. If the Company is a PFIC as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The first regime imposes a special shareholder tax and interest charge on the deferral benefits enjoyed by U.S. Holders by virtue of their PFIC investment. The second regime allows shareholders, under special circumstances, to elect to have their share of PFIC earnings taxed currently, in order to avoid the special shareholder tax and interest charge of the first regime. U.S. Holders should be aware, however, that if the Company becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat PCL as a “qualified electing fund” for purposes of the second regime. U.S. Holders or potential shareholders should consult their own tax advisor concerning the impact of these rules on their investment in the Company.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The documents referred to herein may be examined at the Company’s offices at 5410 – 99 Street, Edmonton, Alberta, T6E 3P4, Canada during normal business hours.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk

The Company currently earns revenue and incurs expenses in United States dollars and Canadian dollars. Fluctuations in the Canadian dollar in relation to the U.S. dollar may have an adverse effect on our earnings as our consolidated financial statements are reported in Canadian dollars. The impact of a 10% strengthening, 5% strengthening, 5% weakening and a 10% weakening of the Canadian dollar in relation to the U.S. dollar compared to the fiscal year ended October 31, 2009 average U.S. dollar/Canadian dollar exchange rate of $1.1686 is as follows:

US$1=CAD$1.0517 10% strengthening	US$1=CAD$1.1102 5% strengthening	US$1=CAD$1.1686 October 31, 2009	US$1=CAD$1.227 5% weakening	US$1=CAD$1.2855 10% weakening

US$1,000	US$1,000	US$1,000	US$1,000	US$1,000

CAD$1,052	CAD$1,110	CAD$1,169	CAD$1,227	CAD$1,286

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

Disclosure Controls and Procedures

As at October 31, 2009, our management, including our president and vice president, secretary/treasurer, has evaluated the effectiveness of the design and operations of our disclosure controls and procedures in accordance with Rule 13a-15 under the Securities Exchange Act of 1934. Based upon and as of the date of the evaluation, our president and vice president, secretary/treasurer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported as and when required, and that it is accumulated and communicated to our management, including our president and vice president, secretary/treasurer, as appropriate to allow timely decisions regarding required disclosure. There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of October 31, 2009.

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

Audit Fees

KPMG LLP billed PCL $1,293,872 in 2009 and $770,838 in 2008 for audit services. Audit fees were incurred for the audit of our annual financial statements, the audits of the annual financial statements of certain of our consolidated subsidiaries, and services provided in connection with regulatory filings.

Audit Related Fees

None.

Tax Fees

KPMG LLP billed PCL $291,950 in 2009 and $116,313 in 2008 for tax compliance, tax advice, and tax planning services.

All Other Fees

KPMG LLP billed PCL $27,000 in 2009 and $nil in 2008 for advisory services.

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

E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

The following table outlines the purchases of the Company’s Class 1 and Class 3 shares by the Company during each month of the fiscal year ended October 31, 2009:

	Class 1		Class 3
Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share
November 1, 2008 to November 30, 2008	12,945	$23.50	100	$23.50
December 1, 2008 to December 31, 2008	42,560	$23.50	12,960	$23.50
January 1, 2009 to January 31, 2009	30,515	$23.50	6,670	$23.50
February 1, 2009 to February 28, 2009	18,110	$24.82	930	$23.50
March 1, 2009 to March 31, 2009	27,730	$24.96	1,880	$25.00
April 1, 2009 to April 30, 2009	41,735	$24.91	700	$25.00
May 1, 2009 to May 31, 2009	23,460	$25.00	2,300	$25.00
June 1, 2009 to June 30, 2009	21,570	$24.92	10,000	$25.00
July 1, 2009 to July 31, 2009	32,318	$25.00	9,490	$25.00
August 1, 2009 to August 31, 2009	15,470	$25.00	420	$25.00
September 1, 2009 to September 30, 2009	23,740	$25.00	450	$25.00
October 1, 2009 to October 31, 2009	5,470	$25.00	26,890	$25.00
TOTAL	295,623	$24.53	72,790	$24.57

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

ITEM 18.	FINANCIAL STATEMENTS

Not applicable. The Company has elected to provide Financial Statements pursuant to Item 17.

ITEM 19.	FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

F-1	Report of Independent Registered Public Accounting Firm;

F-2	Consolidated Statements of Earnings and Retained Earnings;

F-3	Consolidated Balance Sheets;

F-4	Consolidated Statements of Cash Flows;

F-5	Consolidated Statements Comprehensive Income; and

F-6	Notes to Consolidated Financial Statements.

B. Exhibits

1.1	Certificate of Amendment and Registration of Restated Articles dated March 3, 2006**

1.2	By-Laws of the Company***

2.1	Unanimous Shareholder Agreement dated effective May 1, 1988, as amended*

4.1	2009 Class 1 Regular Employee Stock Purchase Plan***

4.2	2009 Class 1 Universal Employee Stock Purchase Plan***

4.3	2009 Class 2 Regular Employee Stock Purchase Plan****

4.4	2009 Class 2 Universal Employee Stock Purchase Plan****

4.5	2009 Class 3 Regular Employee Stock Purchase Plan***

4.6	2009 Class 3 Universal Employee Stock Purchase Plan***

4.7	2009 Class 4 Regular Employee Stock Purchase Plan****

8.1	List of subsidiaries, including their jurisdiction of incorporation and names under which they do business****

11.1	Code of Conduct****

12.1	Section 13a-14(a)/15d-14(a) Certification of Principal Executive Officer****

12.2	Section 13a-14(a)/15d-14(a) Certification of Principal Financial Officer****

13.1	Section 1350 Certification of Principal Executive Officer and Principal Financial Officer****

*	Previously filed as an exhibit to our registration on Form 20-F filed on May 18, 2005, and incorporated herein by reference.
**	Previously filed as an exhibit to our annual report on Form 20-F filed on March 3, 2006, and incorporated herein by reference.
***	Previously filed as an exhibit to our registration on Form S-8 filed on February 24, 2009, and incorporated herein by reference.
****	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PCL EMPLOYEES HOLDINGS LTD.

By:	/S/ GORDON D. MARON
Gordon D. Maron
Vice President, Secretary/Treasurer

Date: January 14, 2010

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Board of Directors of PCL Employees Holdings Ltd.

We have audited the accompanying consolidated balance sheets of PCL Employees Holdings Ltd. (the “Company”) as of October 31, 2009 and 2008 and the related consolidated statements of earnings and retained earnings, cash flows and comprehensive income for each of the years in the three-year period ended October 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

Chartered Accountants

Edmonton, Canada
January 13, 2010

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statements of Earnings and Retained Earnings

Years ended October 31

(In thousands of Canadian dollars, except share data)

	2009	2008	2007
Contract revenues	$6,157,977	$5,837,426	$5,065,349
Contract costs	(5,235,337)	(4,984,016)	(4,469,716)

Gross profit	922,640	853,410	595,633
Indirect and administrative expenses	(503,857)	(443,638)	(354,216)
Gain on disposal of property, plant and equipment	1,360	1,211	1,576

Operating profit	420,143	410,983	242,993
Other income (expense) - Note 15	29,315	(34,179)	70,273

Earnings before income taxes	449,458	376,804	313,266
Income taxes - Note 11(a)	(143,418)	(134,772)	(92,113)

Net earnings	306,040	242,032	221,153
Retained earnings at beginning of year	366,210	315,927	258,631

	672,250	557,959	479,784
Dividends	(266,849)	(177,556)	(161,664)
Premium on repurchase of share capital	(19,858)	(14,193)	(2,193)

Retained earnings at end of year	$385,543	$366,210	$315,927

Earnings per share (basic and diluted)	$11.88	$10.86	$11.47
Weighted average number of shares outstanding (basic and diluted)	25,752,924	22,292,775	19,278,222

See Notes to the Consolidated Financial Statements

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Balance Sheets

As at October 31

(In thousands of Canadian dollars)

	2009	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents - Note 10(a)	$963,227	$1,067,523
Short-term deposits - Note 2 and 10(a)	252,169	178,621
Accounts receivable - Note 3	1,379,002	1,408,149
Costs and estimated earnings in excess of billings - Note 4	112,543	122,081
Investment in limited liability companies and limited partnerships - Note 23(a)	2,410	1,090
Future income taxes - Note 11(c)	17,002	35,508

	2,726,353	2,812,972
Long-term investments - Note 5 and 19	95,671	98,354
Property, plant and equipment - Note 6	135,243	163,208
Intangible assets - Note 7	2,164	4,232
Goodwill	4,578	5,097
Future income taxes - Note 11(c)	13,505	15,751
Accrued benefit asset - Note 18	2,770	4,889

	$2,980,284	$3,104,503

LIABILITIES
CURRENT LIABILITIES
Accounts payable - Note 8	$940,874	$1,023,171
Accrued liabilities - Note 9	322,078	321,840
Unearned revenue - Note 4	452,883	518,869
Income taxes payable	16,103	32,535
Bank loans - Note 10	231,934	301,125
Future income taxes - Note 11(c)	28,114	33,597

	1,991,986	2,231,137
Bank loans - Note 10	42,794	50,106
Future income taxes - Note 11(c)	22,201	33,109

	2,056,981	2,314,352

SHAREHOLDER’S EQUITY
Share capital - Note 12	558,200	435,689
Retained earnings	385,543	366,210
Accumulated other comprehensive loss - Note 13	(20,440)	(11,748)

	923,303	790,151
Commitments and contingencies - Note 7, 14, 22 and 23
Subsequent event - Note 22

	$2,980,284	$3,104,503

See Notes to the Consolidated Financial Statements

On behalf of the Board:

/s/ H.R. Gillespie		/s/ G.D. Maron
H.R. Gillespie	DIRECTOR	G.D. Maron	DIRECTOR

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statements of Cash Flows

Years ended October 31

(In thousands of Canadian dollars)

	2009	2008	2007
FUNDS PROVIDED BY (USED FOR):
OPERATIONS (NOTE 16):
Net earnings	$306,040	$242,032	$221,153
Items not involving cash:
Depreciation and amortization	43,542	38,029	35,510
Gain on disposal of property, plant and equipment	(1,359)	(1,211)	(1,576)
Loss (gain) on disposal of marketable securities	4,499	1,744	(2,841)
Future income tax expense (reduction) - Note 11(a)	(802)	14,258	31,235
Net change in operating accounts - Note 17	(123,790)	126,657	(44,135)

	228,130	421,509	239,346

INVESTING:
Investment in long-term investments	(32,001)	(85,430)	(64,126)
Proceeds on disposal of long-term investments	34,329	61,543	27,587
Decrease (increase) in short-term deposits, other than investments held in escrow	(106,127)	53,533	(58,473)
Decrease (increase) in investments held in escrow	31,054	(19,458)	(8,848)
Purchase of property, plant and equipment	(21,850)	(47,322)	(61,980)
Proceeds on disposal of property, plant and equipment	4,567	4,583	6,851
Decrease in loans receivable	—	—	1,123
Increase in investment in limited liability companies and limited partnerships	(1,320)	(890)	(200)
Business acquisition (net of cash acquired in 2008 of $5,854) - Note 7(b)	—	(19,253)	—
Increase in goodwill - Note 7(c)	—	(3,487)	—

	(91,348)	(56,181)	(158,066)

FINANCING:
Repayment of operating bank loans	—	—	(23)
Proceeds from bank loans	2,209,240	1,338,534	1,211,649
Repayments of bank loans	(2,285,743)	(1,198,297)	(1,128,351)
Issuance of share capital	150,007	120,037	68,747
Repurchase of share capital	(47,354)	(35,422)	(8,318)
Dividends paid	(266,849)	(177,556)	(161,664)

	(240,699)	47,296	(17,960)

Unrealized foreign exchange loss (gain)	(379)	66,001	(40,626)

Net increase (decrease) in cash and cash equivalents	(104,296)	478,625	22,694

Cash and cash equivalents at beginning of period	1,067,523	588,898	566,204

Cash and cash equivalents at end of year	$963,227	$1,067,523	$588,898

See Notes to the Consolidated Financial Statements

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statements of Comprehensive Income

Years ended October 31

(In thousands of Canadian dollars)

	2009	2008	2007
Net earnings	$306,040	$242,032	$221,153
Other comprehensive income (loss) - Note 13:
Reclassification of loss (gain) on disposal of marketable securities	4,499	1,744	(2,841)
Unrealized gain (loss) on investment in marketable securities	4,463	(15,755)	2,803
Effect of exchange rate changes during the year	(15,644)	68,033	(34,874)

	(6,682)	54,022	(34,912)

Tax impact of above items:
Tax recovery (expense) on reclassification of loss (gain) on disposal of marketable securities	(1,002)	(385)	664
Tax recovery (expense) on unrealized gain (loss) on investment in marketable securities	(1,008)	3,558	(635)

	(2,010)	3,173	29

Comprehensive income	$297,348	$299,227	$186,270

See Notes to the Consolidated Financial Statements

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Nature of Operations

The Company operates in the construction industry. The Company performs construction services in Canada, the United States (“U.S.”) and the Bahamas as a general contractor, on either a negotiated or competitive bid basis, as a construction manager, or as a design build service provider in the following construction markets: (a) commercial and institutional buildings, including construction of shopping centers, educational facilities, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, senior’s facilities, and office buildings; (b) construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, forestry projects, and power plants; and (c) roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams, mine site preparation, airports, and light civil structures. The Company’s customers are private and governmental entities.

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

For financial reporting purposes, revenue on lump-sum and unit price contracts is recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total cost. Revenue on cost plus contracts is recognized as work is performed. Under this method, the costs incurred and the related revenue are included in the consolidated statement of earnings and retained earnings as work progresses.

Contract costs include all direct subcontract, material, labor, and equipment costs and those indirect costs related to contract performance such as indirect labor, supplies, and tool costs. General and administrative costs are charged to expense as incurred.

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

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. Cash and cash equivalents are classified as held-for-trading and are recorded at fair value.

(e)	Short-term Deposits

Short-term deposits are classified as held-to-maturity financial instruments and are recorded at amortized cost. Effective November 1, 2008, when short-term deposits are identified as being impaired, their carrying values are reduced to their estimated recoverable amount. Subsequent increases in the estimated recoverable amount up to the amortized cost are recognized in the period in which the estimated recoverable amount changes. Prior to November 1, 2008, when there was objective evidence that held-to-maturity financial assets were impaired and there was a decline in fair value below the amortized cost that was other than temporary, an impairment loss was recorded for the excess of amortized cost over fair value.

(f)	Long-term Investments

Investments held-to-maturity are recorded at amortized cost. Effective November 1, 2008, when held-to-maturity investments are identified as impaired, their carrying values are reduced to their estimated recoverable amount. Subsequent increases in the estimated recoverable amount up to the amortized cost are recognized in the period in which the estimated recoverable amount changes. Prior to November 1, 2008, when there was objective evidence that held-to-maturity financial assets were impaired and there was a decline in fair value below the amortized cost that is other than temporary, an impairment loss was recorded for the excess of amortized cost over fair value.

Marketable securities are classified as available for sale financial instruments and are recorded at fair value. Changes in the fair value of these securities are recorded as other comprehensive income. When there is objective evidence that marketable securities are impaired and the decline is other than temporary, the cumulative loss that had been recognized directly in other comprehensive income is removed from accumulated other comprehensive income and is recognized in net earnings.

(g)	Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is recorded using the following methods and annual rates which are designed to depreciate the cost of the assets over their estimated useful lives:

Contractor’s moveable equipment	- 20% to 30% declining balance
Buildings:
- Frame	- 10% declining balance
- Brick	- 4% to 5% declining balance
Leasehold improvements	- Straight-line over the terms of the leases which vary up to five years
Automobiles and trucks	- 30% declining balance
Land improvements	- Straight-line over five years
Office furniture and fixtures	- 20% declining balance
Computer hardware	- 30% to 45% declining balance
Computer software	- 100% annually

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Intangible Assets

Intangible assets representing primarily customer lists and relationships, employment contracts, and workforce and non-competition arrangements are recorded at cost less accumulated amortization as outlined in Note 7. Intangible assets are amortized on a straight-line basis over periods ranging from one to five years.

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

The Company performed its annual impairment test on goodwill on August 31, 2009 and determined that there was no impairment in carrying value.

(j)	Long-lived Assets

Long-lived assets subject to depreciation and amortization are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable. If such events or changes in circumstances exist, the carrying value of the assets are compared to estimated future cash flows expected to be generated over the remaining useful life of the assets. If the carrying values of these assets exceed the estimated future cash flows, impairments are recognized for the excess of the carrying value over the fair value of the assets.

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

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Translation of Foreign Currency

Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. All exchange gains or losses are recognized in earnings.

The Company’s foreign operations are translated using the current rate method, whereby assets and liabilities are translated at year-end exchange rates. Revenues and expenses are translated at the average rate of exchange over the fiscal period. The resulting unrealized exchange gains and losses from the foregoing translation procedures are deferred and recorded as a component of accumulated other comprehensive income.

(m)	Employee Future Benefits

The Company has a defined benefit pension plan covering certain salaried employees. The Company has adopted the following policies:

(i)	The cost of the accrued benefit obligations for pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages and other actuarial factors.

(ii)	For the purpose of calculating expected return on plan assets, those assets are valued at fair value.

(iii)	Past service costs from plan amendments are deferred and amortized on a straight-line basis over the average remaining service period of employees active at the date of the amendment.

(iv)	Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gains (losses) over 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans is 3 years (2008 - 3 years; 2007 - 3 years).

(v)	When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

The Company also has a Canadian and a United States defined contribution plan providing pension benefits for the remainder of its salaried employees. The cost of the defined contribution plan is recognized based on the contributions required to be made during each period. The Company has no obligations for employee non-pension future benefits.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Use of Estimates

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

The Company consolidates variable-interest entities when it is the primary beneficiary, as described in the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15 “Consolidation of Variable-Interest Entities”, the CICA Emerging Issues Committee Abstract No. 157, “Implicit Variable Interests under AcG-15” and the CICA Emerging Issues Committee Abstract No. 163, “Determining the Variability to be Considered in Applying AcG-15”.

(p)	Adoption of Canadian Accounting Pronouncements

Effective November 1, 2008, the Company adopted the amendments to CICA Handbook Section 3025, “Impaired Loans.” Section 3025 was amended to conform the definition of a loan to that in amended CICA Section 3855, “Financial Instruments – Recognition and Measurement,” and to include held-to-maturity investments within the scope of CICA Section 3025. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Effective November 1, 2008, the Company adopted the new CICA Handbook Section 3064, “Goodwill and Intangible Assets”. Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Adoption of Canadian Accounting Pronouncements (Continued)

Effective November 1, 2008, the Company adopted the amendments to CICA Handbook Section 3862, “Financial Instruments – Disclosures.” Section 3862 was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. The amended Section 3862 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The amended Section 3862 establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of the fair value hierarchy based on the reliability of inputs are as follows:

(i)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2 inputs are significant observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities that are observable or can be corroborated by observable market data; and

(iii)	Level 3 inputs are significant unobservable inputs that reflect the reporting entity’s own assumptions and are supported by little or no market activity.

The Company has provided the additional required disclosures in Note 19.

Effective November 1, 2008, the Company adopted CICA EIC Abstract No. 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” EIC No. 173 establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

(q)	Recent Canadian Accounting Pronouncements Not Yet Adopted

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces Section 1581 – Business Combinations. This section establishes standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in periods after the acquisition date. Section 1582 is to be applied prospectively to business combinations with acquisition dates on or after November 1, 2011 and earlier adoption is permitted. The Company is currently reviewing the impact of this standard.

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, which replaces Section 1600 – Consolidated Financial Statements. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than guidance for non-controlling interests. Section 1601 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2012, although earlier adoption is permitted. The Company is currently reviewing the impact of this standard.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Recent Canadian Accounting Pronouncements Not Yet Adopted (Continued)

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. Section 1602 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2012, although earlier adoption is permitted. The Company is currently reviewing the impact of this standard.

2.	SHORT-TERM DEPOSITS

Short-term deposits of $35,666 (2008 - $66,720) are held in escrow by a financial institution and are assigned to certain customers in lieu of holdback on contract accounts receivable. These deposits are typically released upon project completion.

3.	ACCOUNTS RECEIVABLE

	2009	2008
Trade accounts receivable	$959,950	$964,590
Allowance for doubtful accounts	(15,225)	(16,423)

Net trade accounts receivable	944,725	948,167
Holdbacks receivable	434,277	459,982

	$1,379,002	$1,408,149

4.	COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

	2009	2008
Costs incurred on uncompleted contracts	$11,300,907	$11,791,072
Estimated earnings	802,840	1,173,536

	12,103,747	12,964,608
Less billings to date	12,444,087	13,361,396

	$(340,340)	$(396,788)

Included in the accompanying consolidated balance sheets under the following headings:

Costs and estimated earnings in excess of billings	$112,543	$122,081
Unearned revenue	(452,883)	(518,869)

	$(340,340)	$(396,788)

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

5.	LONG-TERM INVESTMENTS

	2009	2008
Investments held-to-maturity	$10,765	$20,247
Investments in marketable securities	84,906	78,107

	$95,671	$98,354

6.	PROPERTY, PLANT AND EQUIPMENT

October 31, 2009	Cost	Accumulated Depreciation	Net Book Value

Contractor’s moveable equipment	$162,506	$111,972	$50,534
Buildings	50,049	17,316	32,733
Leasehold improvements	28,521	18,024	10,497
Automobiles and trucks	26,668	16,948	9,720
Land improvements	12,020	5,978	6,042
Office furniture and fixtures	8,360	4,636	3,724
Computer hardware	17,927	14,487	3,440
Computer software	7,887	7,725	162

	313,938	197,086	116,852
Land	18,391	—	18,391

	$332,329	$197,086	$135,243

October 31, 2008	Cost	Accumulated Depreciation	Net Book Value

Contractor’s moveable equipment	$163,291	$101,507	$61,784
Buildings	50,254	15,899	34,355
Leasehold improvements	30,103	14,146	15,957
Automobiles and trucks	29,057	15,707	13,350
Land improvements	11,937	3,928	8,009
Office furniture and fixtures	8,323	3,977	4,346
Computer hardware	16,797	10,844	5,953
Computer software	7,221	6,771	450

	316,983	172,779	144,204
Land	19,004	—	19,004

	$335,987	$172,779	$163,208

Depreciation expense in the amount of $41,770 (2008 - $36,119; 2007 - $34,117) has been included in indirect and administrative expenses in the consolidated statements of earnings and retained earnings.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

7.	INTANGIBLE ASSETS

(a)	The intangible assets balance consists of the following:

	2009	2008
Intangible assets at cost	$12,571	$13,491
Accumulated amortization	(10,407)	(9,259)

Net	$2,164	$4,232

Amortization expense in the amount of $1,772 (2008 - $1,910; 2007 - $1,393) has been included in indirect and administrative expenses in the consolidated statements of earnings and retained earnings.

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

The goodwill, which relates to the Buildings - U.S. reporting segment, that forms part of the aggregate purchase price was deductible for tax purposes in the U.S.

The Company may pay additional contingent consideration if the subsidiary’s earnings exceed certain annual amounts. This additional consideration period ends October 31, 2011 with a U.S. $4,500 aggregate maximum amount payable.

(c)	On October 1, 2003, the Company acquired the assets and operations of Teton Industrial Group, Inc’s industrial construction business in Atlanta, Georgia.

The Company was required to pay additional consideration in each fiscal year that the subsidiary’s earnings exceeded certain annual amounts from the acquisition date and ending on October 31, 2008. For the year ended October 31, 2008 the Company paid $3,487 in additional consideration which has been recorded as goodwill with the Heavy Industrial - U.S. reporting segment.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

8.	ACCOUNTS PAYABLE

	2009	2008
Trade accounts payable	$608,897	$668,361
Holdbacks payable	331,977	354,810

	$940,874	$1,023,171

9.	ACCRUED LIABILITIES

	2009	2008
Wages payable	$71,468	$67,453
Bonuses payable	231,223	231,744
Other	19,387	22,643

	$322,078	$321,840

10.	BANK LOANS

(a)	The U.S. $168,000 (2008 - U.S. $250,000) bank loans have maturity dates ranging from 30 to 365 days. Interest on these loans is designed to vary with the bank’s United States Base Rate or the London Interbank Offered Rate plus 0.33% at the Company’s option. Cash equivalents of $182,767 (2008 - $253,793) and short-term deposits of $nil (2008 - $59,566) are hypothecated in favour of the bank under the terms of the credit facilities. Interest expense of $3,940 (2008 - $9,370, 2007 - $11,101) related to these bank loans is included in indirect and administrative expenses.

In addition to these bank loans, the Company has access to lines of credit in the amount of $313,423 (2008 - $355,893). As at October 31, 2009, the Company has utilized $239,271 (2008 - $186,691) of these lines of credit, all in the form of letters of credit.

At October 31, 2009, the Canadian dollar equivalent of these U.S. dollar denominated bank loans is $181,759 (2008 - $301,125).

The Company is subject to restrictive covenants under its bank loans and lines of credit as described above that are measured on an annual basis. These covenants include, but are not limited to a current ratio, funded debt to EBITDA ratio, and funded debt to shareholder equity ratio. The Company is in compliance with its loan covenants.

(b)	During 2008, the Company entered into financing arrangements in relation to certain build-interim finance construction contracts. The total financing available under these financing arrangements is $102,297 at an interest rate equal to the Canadian Dollar Offered Rate plus 1.00% and $129,811 at an interest rate equal to the Bankers Acceptances Rate plus 1.40%. These financing arrangements have maturity dates that correspond with the dates of substantial completion of the related construction contracts. These financing arrangements are secured by the related construction contracts, along with the assets and shares of certain wholly-owned subsidiaries of the Company directly contracted to carry out the related construction. The Company has entered into agreements with its customers and lenders in relation to these construction contracts such that the Company’s customers will make payments on the trade accounts receivable of $92,969 (2008 - $50,106) owed to the Company directly to the Company’s lenders to satisfy these amounts outstanding under the financing arrangements. The amount payable within the next year is $50,175 (2008 - $nil). Interest expense of $5,303 (2008 - $825) related to these arrangements is included in contract costs.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

11.	INCOME TAXES

(a)	Components of income tax expense (benefit) are as follows:

	2009	2008	2007
Current income taxes:
Canadian Federal	$69,913	$44,336	$13,447
Canadian Provincial	36,954	26,983	12,096
U.S. Federal	31,377	40,899	29,484
U.S. State	5,976	8,296	5,851

	144,220	120,514	60,878

Future income taxes:
Canadian Federal	(3,119)	5,496	26,259
Canadian Provincial	(3,057)	2,351	7,747
U.S. Federal	4,514	5,343	(2,312)
U.S. State	860	1,068	(459)

	(802)	14,258	31,235

	$143,418	$134,772	$92,113

(b)	Income tax expense differs from the amount that would be computed by applying the combined Federal and Provincial or State income tax rates of 32% (2008 - 34%; 2007 - 35%) to earnings before income taxes. The reasons for the differences are as follows:

	2009		2008		2007
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Income tax at statutory rate	$145,444	32.36	$126,304	33.52	$108,954	34.78
Non-taxable capital loss (gain)	(1,996)	(0.44)	7,137	1.89	(4,125)	(1.32)
Effect of enacted future tax rates	(2,189)	(0.49)	(1,312)	(0.35)	(5,778)	(1.84)
Recognition of previously unrecognized temporary differences and other changes in estimates	(5,300)	(1.18)	(1,300)	(0.35)	(5,500)	(1.76)
Large corporation tax, refundable tax, permanent differences and other	7,459	1.66	3,943	1.05	(1,438)	(0.46)

	$143,418	31.91	$134,772	35.76	$92,113	29.40

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

11.	INCOME TAXES (CONTINUED)

(c)	The tax effects that give rise to significant portions of the future income tax assets and future income tax liabilities at October 31, 2009 and 2008 are presented below:

	2009	2008
Future income tax assets:
Unearned revenue	$56,041	$61,922
Accounts payable, principally due to holdbacks payable	73,627	69,293
Accrued liabilities not claimed for tax	32,624	40,987
Property, plant and equipment - differences between net book value and undepreciated capital cost	405	1,236
Losses carried forward for tax purposes	6,884	6,378
Other	457	2,979

	170,038	182,795
Less valuation allowance	(3,747)	(3,825)

	166,291	178,970

Future income tax liabilities:
Marketable securities	282	(1,724)
Accounts receivable, principally due to holdbacks receivable and uncertified progress billings	171,696	182,910
Other	14,121	13,231

	186,099	194,417

Net future income tax liability	$(19,808)	$(15,447)

The net future income tax liability is presented in the consolidated balance sheets as follows:

	2009	2008
Current assets	$17,002	$35,508
Non-current assets	13,505	15,751
Current liabilities	(28,114)	(33,597)
Non-current liabilities	(22,201)	(33,109)

Net future income tax liability	$(19,808)	$(15,447)

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

11.	INCOME TAXES (CONTINUED)

(d)	Losses carried forward:

Non-capital losses carried forward for tax purposes will expire as follows:

Year ending October 31:
2010	$2
2011	1,104
2012	181
2013	—
2014	—
2015 and thereafter	15,286

$16,573

(e)	Certain taxes paid by the Company on investment income are refundable at the rate of $1 for every $3 of taxable dividends paid. Such tax and its recovery are charged to retained earnings. At October 31, 2009, $675 of refundable taxes have been fully recovered (2008 - $2,565; 2007 - $3,324).

12.	SHARE CAPITAL

(a)	Authorized:

The Company is authorized to issue unlimited numbers of Class 1, 2, 3 and 4 common shares in each series. Class 1 and 2 shares are non-voting shares and Class 3 and 4 shares have voting rights. Each year a new series of shares is issued and the series number assigned corresponds to the year of issue.

The Unanimous Shareholder Agreement provides that the Company can only issue shares to employees and directors (and their personal corporations) of PCL Employees Holdings Ltd. and its subsidiaries and affiliates. No shareholder (or related group of shareholders) may own more than 11% of the outstanding voting shares. The Company has the option or right (subject to applicable laws) to repurchase shares of the Company in certain situations. The Company has the option to purchase the shares of a shareholder (i) who ceases to be an employee for any reason other than death or disability, including dismissal or resignation, (ii) whose shares are seized or transferred pursuant to court order or who becomes bankrupt, (iii) who breaches certain provisions of the Unanimous Shareholder Agreement, or (iv) if that shareholder is a corporation, it ceases to be controlled by an employee or director of the Company or its subsidiaries or affiliates. It also provides that the Company is obligated (subject to applicable laws) to repurchase the shares of an employee in a limited number of situations, being the employee having reached the age of 64 while still an employee, or the death or disability (as defined in the Unanimous Shareholder Agreement) of the employee. The purchase price for any shares that the Company has the obligation or option to purchase is the “Adjusted Consolidated Book Value” of the shares, as determined by the Board.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

12.	SHARE CAPITAL (CONTINUED)

(b)	Issued:

	Class 1	Class 2	Class 3	Class 4	Total

Number of shares (all series):
Outstanding, October 31, 2006	4,543,150	8,379,276	1,625,501	3,340,880	17,888,807
Issued during the year	874,615	1,732,355	308,785	263,590	3,179,345
Repurchased during the year	(107,860)	(268,195)	(3,460)	—	(379,515)
Realigned shares	(11,480)	11,480	—	—	—

Outstanding, October 31, 2007	5,298,425	9,854,916	1,930,826	3,604,470	20,688,637
Issued during the year	1,502,555	2,493,820	669,040	530,330	5,195,745
Repurchased during the year	(515,620)	(621,910)	(108,130)	(264,660)	(1,510,320)
Realigned shares	23,950	(23,950)	—	—	—

Outstanding, October 31, 2008	6,309,310	11,702,876	2,491,736	3,870,140	24,374,062
Issued during the year	1,372,565	2,922,760	458,960	1,274,660	6,028,945
Repurchased during the year	(295,623)	(684,250)	(72,790)	(848,930)	(1,901,593)
Realigned shares	24,050	(24,050)	(158,210)	158,210	—

Outstanding, October 31, 2009	7,410,302	13,917,336	2,719,696	4,454,080	28,501,414

	Class 1	Class 2	Class 3	Class 4	Total

Stated capital (all series):
Outstanding, October 31, 2006	$68,165	$136,810	$26,336	$45,344	$276,655
Issued during the year	19,242	38,112	6,793	5,799	69,946
Repurchased during the year	(1,842)	(4,210)	(73)	—	(6,125)
Realigned shares	(201)	201	—	—	—

Outstanding, October 31, 2007	85,364	170,913	33,056	51,143	340,476
Issued during the year	35,310	58,605	15,722	12,463	122,100
Repurchased during the year	(5,693)	(9,744)	(1,547)	(4,245)	(21,229)
Realigned shares	438	(438)	—	—	—

Outstanding, October 31, 2008	115,419	219,336	47,231	59,361	441,347
Issued during the year	34,314	73,069	11,474	31,866	150,723
Repurchased during the year	(6,197)	(11,658)	(1,555)	(8,086)	(27,496)
Realigned shares	447	(447)	(3,718)	3,718	—

Outstanding, October 31, 2009	$143,983	$280,300	$53,432	$86,859	$564,574

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

12.	SHARE CAPITAL (CONTINUED)

	Share capital outstanding	Share purchase loans	Share capital outstanding net of share purchase loans
October 31, 2008	$441,347	(5,658)	$435,689
October 31, 2009	$564,574	(6,374)	$558,200

Share purchase loans are non-interest bearing and are repaid by payroll deductions over a period of three years. The employee shareholder grants an option to the Company to repurchase the shares in the event of default by the shareholder under the promissory note and grants security in respect of the proceeds of sale under the option.

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of the following:

	2009	2008
Balance, beginning of year	$(11,748)	$(68,943)
Other comprehensive income (loss) for the year:
Reclassification of loss on disposal of marketable securities	4,499	1,744
Unrealized gain (loss) on investment in marketable securities	4,463	(15,755)
Effect of exchange rate changes during the year	(15,644)	68,033
Tax impact of above items	(2,010)	3,173

	(8,692)	57,195

Balance, end of year	$(20,440)	$(11,748)

Components of accumulated other comprehensive loss are as follows:

Accumulated foreign exchange losses on translation of self-sustaining foreign operations	$(21,434)	$(5,790)
Accumulated unrealized gain (loss) on investments in marketable securities	1,280	(7,682)
Tax recovery (expense) on unrealized gain (loss) on investments in marketable securities	(286)	1,724

Balance, end of year	$(20,440)	$(11,748)

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

14.	LEASE COMMITMENTS

Future minimum lease payments for non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

Year ending October 31:
2010	$7,872
2011	7,215
2012	6,378
2013	5,337
2014	3,490
2015 and thereafter	4,338

$34,630

15.	OTHER INCOME (EXPENSE)

	2009	2008	2007
Interest income	$16,135	$20,873	$34,469
Foreign exchange gain (loss)	17,513	(53,817)	31,992
Equity in earnings of limited liability companies and limited partnerships	166	509	971
Gain (loss) on disposal of marketable securities	(4,499)	(1,744)	2,841

	$29,315	$(34,179)	$70,273

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	2009	2008	2007
Interest paid	$12,137	$14,828	$11,000
Interest received	14,655	32,317	33,266
Income taxes paid	160,650	53,850	153,316

17.	NET CHANGE IN OPERATING ACCOUNTS

	2009	2008	2007
Accounts receivable	$29,147	$(301,851)	$(197,130)
Accrued benefit asset	2,119	(159)	(170)
Accounts payable	(82,297)	177,407	162,185
Accrued liabilities	238	93,501	67,640
Unearned revenue, net	(56,565)	90,672	18,499
Income taxes recoverable/payable	(16,432)	67,087	(95,159)

	$(123,790)	$126,657	$(44,135)

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

18.	EMPLOYEE BENEFIT PLANS

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

The defined benefit portion provides a benefit based on a percentage of final average earnings and years of service. Independent consultants prepared an actuarial valuation for funding purposes at December 31, 2006 which has been extrapolated to October 31, 2009, October 31, 2008 and October 31, 2007. The next required valuation is December 31, 2009.

The reconciliation of the funded status of the defined benefit plan to the amounts recorded in the financial statements is as follows:

	2009	2008

Accrued benefit obligation:
Balance, beginning of year	$14,926	$17,470
Current service cost	128	150
Interest cost	1,044	967
Benefits paid	(1,303)	(1,604)
Actuarial gain (loss)	2,633	(2,057)

Balance, end of year	17,428	14,926

Plan assets:
Fair value, beginning of year	12,782	20,173
Actual return on plan assets	1,106	(5,853)
Employer contributions	102	28
Employees’ contributions	36	38
Benefits paid	(1,303)	(1,604)

Fair value, end of year	12,723	12,782

Accrued benefit asset:
Funded status - plan deficit	(4,705)	(2,144)
Unamortized net actuarial loss	7,475	7,033

Accrued benefit asset	$2,770	$4,889

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

18.	EMPLOYEE BENEFIT PLANS (CONTINUED)

During the year ended October 31, 2009, benefits paid out of the defined benefit plan were $1,303 (2008 - $1,604; 2007 -$3,853). The percentage of the fair value of plan assets by major category is as follows:

	2009	2008
Equities	57.5%	53.7%
Debt securities	36.0%	40.7%
Cash and other	6.5%	5.6%

	100.0%	100.0%

Significant actuarial assumptions used to determine both the accrued benefit obligation and the benefit cost are as follows (weighted average):

	2009	2008
Discount rate	5.50%	7.25%
Expected long-term rate of return on plan assets	6.25%	6.25%
Rate of compensation increase	3.00%	3.00%

Total cash amounts recognized as paid or payable by the Company to both the defined contribution and defined benefit portions of the pension plan for the year ended October 31, 2009 were $7,600 (2008 - $3,741; 2007 - $5,187).

The elements of the Company’s defined benefit plan costs recognized in the year are as follows:

	2009	2008	2007
Current service cost (employer portion)	$92	$112	$168
Interest cost	1,044	967	1,047
Expected return on plan assets	(762)	(1,213)	(1,317)
Amortization of net actuarial loss	1,847	3	767

Net benefit plan cost (income)	$2,221	$(131)	$665

The benefits expected to be paid under the defined benefit pension plan are as follows:

Year end October 31:
2010	$1,624
2011	1,634
2012	1,620
2013	1,612
2014	1,600
2015 and thereafter	9,338

$17,428

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

18.	EMPLOYEE BENEFIT PLANS (CONTINUED)

United States

The Company has a qualified defined contribution 401(k) plan which covers substantially all resident United States salaried employees. Eligible participants may contribute a portion of their annual salary, subject to certain limitations. The Company matches 50% of the first 8% that a participant contributes of compensation. The participants’ contributions are 100% vested and non-forfeitable. The Company’s matching contributions vest over a seven-year period. The Company’s contributions totaled $5,126 (2008 - $3,223; 2007 - $2,780).

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

Foreign Exchange Risk

The Company currently earns revenue and incurs expenses in U.S. dollars and Canadian dollars. The Company uses the U.S. dollar bank loans as outlined in Note 10, to manage its exposure to foreign exchange risk on its U.S. dollar denominated assets and liabilities. The total loan balance is maintained at a level approximating the forecasted financial position of the Company’s net investment in self-sustaining U.S. subsidiaries. Management monitors the forecasted financial position of the Company’s U.S. dollar net assets on a periodic basis throughout the course of the year and adjusts the total loan balance accordingly. The Company does not use its U.S. dollar bank loans for speculative purposes.

A 10% strengthening of the Canadian dollar against the U.S. dollar at October 31, 2009 would have increased net earnings and retained earnings by $18,176 (2008 - $30,114) due to a reduction in the value of the Company’s U.S. dollar bank loans, and increased other comprehensive loss and accumulated other comprehensive loss by $15,597 (2008 - $35,157) due to a reduction in the value of the Company’s U.S. dollar net assets. A 10% weakening of the Canadian dollar against the U.S. dollar at October 31, 2009 and 2008 would have had the equal but opposite effect.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, short-term deposits and accounts receivable, including costs and estimated earnings in excess of billings. The carrying amount of financial assets represents the maximum credit exposure.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

19.	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (CONTINUED)

The Company is exposed to credit risk in accounts receivable arising from changes in the credit quality of its customers which could affect the Company’s earnings. The Company does not have a significant exposure of credit risk to any individual customer, or customers in any geographic area or industry. The Company performs an assessment of the financial capacity of each potential customer prior to the submission of a bid or other proposal for new work. This assessment confirms that the potential customer has sufficient funds either through its own equity, financing from financial institutions with high credit-ratings assigned by international-credit rating agencies, or a combination thereof, to pay the Company the contract sum and change orders as the work progresses. On occasion, some form of financial security, either a letter of credit or some other deposit, is required prior to the commencement of work on the project. The Company also performs assessments of the financial capacity of its existing customers when contractual conditions are violated, including failing to adhere to payment schedules, or when other objective evidence is received that a customer may default in whole or in part on amounts owed to the Company. Further, the Company has performed an assessment of the financial capacity of certain existing customers that have been or may be significantly impacted by the tightening of the global credit markets resulting from the global financial crisis of 2008. At October 31, 2009, $126,194 (2008 - $112,007) of trade accounts receivable are considered past due, which is defined as amounts beyond contractually-established credit terms and conditions for the respective customers. The Company has established an allowance for doubtful accounts that it believes is sufficient to address the credit risk in receivables.

In accordance with its investment policy, the Company invests in Government of Canada and provincial treasury bills, U.S. Government treasury bills, t-notes, t-bonds, and Federal Agency securities, short-term Canadian and provincial government debt, bankers’ acceptance notes, term deposits of Canadian Schedule I Banks, commercial paper rated R-1 High to R-1 Low or A1/P-1 or better, repurchase agreements, money market funds and negotiable certificates of deposit. The credit risk on cash and cash equivalents, short-term deposits and long-term investments is limited because the counterparties are governments, banks and corporations with high credit-ratings assigned by international-credit rating agencies.

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

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

19.	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (CONTINUED)

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of the Company’s financial liabilities:

October 31, 2009	Carrying amount	Less than 1 year	1-3 years
Accounts payable	$940,874	$901,527	$39,347
Accrued liabilities	322,078	322,078	—
Bank loans	274,728	231,934	42,794

	$1,537,680	$1,455,539	$82,141

October 31, 2008	Carrying amount	Less than 1 year	1-3 years
Accounts payable	$1,023,171	$956,341	$66,830
Accrued liabilities	321,840	321,840	—
Bank loans	351,231	351,231	—

	$1,696,242	$1,629,412	$66,830

In addition to the amounts noted above, interest payments over the life of the bank loans are as follows:

October 31, 2009	Contractual cash flows	Less than 1 year	1-3 years
Interest payments - bank loans*	17,274	5,207	12,067

October 31, 2008	Contractual cash flows	Less than 1 year	1-3 years
Interest payments - bank loans*	25,658	9,439	10,201

*	Interest rates on the bank loans disclosed in Note 10(a) vary with the bank’s U.S. Base Rate or the London Interbank Offered Rate (LIBOR) plus 0.33% at the Company’s option. The Company has chosen the LIBOR rate plus 0.33% on all bank loans. The Company has assumed that the LIBOR rate will be at an average of 0.25% (2008 - 1.29%) over the remaining terms of the loans, and has prepared its estimate of interest commitments for these loans on this basis.

Interest rates on the bank loans disclosed in Note 10(b) vary with the bank’s Canadian Dollar Offered Rate (CDOR) plus 1.00% and the Bankers Acceptances Rate (BAR) plus 1.40%. The Company has assumed that the CDOR rate will be at 4.26% (2008 – 4.26%) and the BAR rate will be at 4.37% (2008 – 4.37%) over the remaining terms of the loans, and has prepared its estimate of interest commitments for these loans on this basis.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

19.	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (CONTINUED)

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

The percentage of the fair value of the investments in marketable securities by major category is as follows:

	2009	2008
Equities	65.4%	65.3%
Debt securities	33.8%	30.3%
Cash and other	0.8%	4.4%

	100.0%	100.0%

The equity securities above are listed on the following major exchanges (based on fair values):

	2009	2008
Toronto Stock Exchange	91.8%	91.3%
New York Stock Exchange	6.7%	6.9%
International - various	1.5%	1.8%

	100.0%	100.0%

A three percent increase in the S&P/TSX Capped Composite Index, a one percent increase in the S&P 500 Index, and a one percent increase in the MSCI EAFE Net Index would have increased other comprehensive income by $1,575 after tax (2008 - $1,442 increase); an equal change in the opposite direction would have decreased other comprehensive income by $1,575 after tax (2008 - $1,442 decrease).

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

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

Cash and cash equivalents are recorded at fair value. Short-term deposits, accounts receivable, costs and estimated earnings in excess of billings, accounts payable, accrued liabilities, and bank loans are recorded at amortized cost. Investments in marketable securities, included in long-term investments, are classified as available for sale securities and are recorded at fair value with changes in the fair value of these securities recorded as other comprehensive income. Investments held-to-maturity are recorded at amortized cost.

Counterparty confirmations and discounted cash flow analysis, based on market conditions and risks existing at year-end, are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

The Company’s only financial asset that is measured at fair value on a recurring basis, investments in marketable securities, is segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. The Company has determined that the fair value of its investment in marketable securities is considered a level 1 measurement as these are traded in an active market.

The fair value of short-term deposits, accounts receivable, costs and estimated earnings in excess of billings, accounts payable, and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments. Bank loans approximate their carrying amounts as they bear floating rates of interest.

The fair value of marketable securities as at October 31, 2009 is $84,906 (2008 - $78,107).

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

20.	CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to: (a) fund day-to-day operations; (b) secure necessary credit facilities, such as surety bonds and letters of credit, to complete the Company’s backlog of incomplete work under contract and bid for new projects; (c) pursue strategic business opportunities, including acquisitions and expansion into new geographic markets; and (d) share-related transactions, including the repurchase of share capital and the provision of returns to its shareholders.

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

The primary non-GAAP measures monitored by the Company to manage its capital are the current ratio, funded debt to EBITDA ratio, and funded debt to shareholder equity ratio, as defined by its restrictive covenants under its bank loans and lines of credit as described in Note 10(a). The Company targets budgeted capital to ensure that, at a minimum, it achieves these ratios.

21.	SEGMENT INFORMATION

The Company operates in the construction industry and performs construction services in Canada, the United States and the Bahamas for a wide variety of public and private clients. The Company’s operations are categorized into three reportable industry segments: Buildings - Canada, Buildings - U.S. and Heavy Industrial - Canada (2008 & 2007 - a fourth industry segment, Heavy Industrial - U.S. and Civil Infrastructure - U.S. was respectively reportable). The Buildings segments perform construction services for commercial and institutional buildings, including construction of shopping centers, educational facilities, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, senior’s facilities, and office buildings. The Heavy Industrial segment performs construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas, and mine processing facilities, chemical plants, forestry projects and power plants. The Civil Infrastructure segment performs construction services for roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams, mine site preparation, airports, and light civil structures.

During the year ended October 31, 2009, the Company changed the structure of its internal organization that resulted in a change to the composition of its reportable segments. The segment disclosures for the years ended October 31, 2008 and 2007 have been reclassified to conform with this change.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

21.	SEGMENT INFORMATION (CONTINUED)

Transactions between segments are recorded at the exchange amount. The accounting policies for the reportable operating segments are those outlined in Note 1, Significant Accounting Policies.

	Reportable Segments			Other (a)	Total	Consolidating Eliminations		Consolidated Total
October 31, 2009	Buildings - Canada	Buildings - U.S	Heavy Industrial - Canada
Contract revenues	$2,817,672	$1,645,123	$586,907	$1,108,275	$6,157,977	$—		$6,157,977
Contract costs	(2,438,219)	(1,478,358)	(472,283)	(911,036)	(5,299,896)	64,559	(b)	(5,235,337)

Gross Profit	379,453	166,765	114,624	197,239	858,081	64,559		922,640
Indirect and administrative expenses	(45,968)	(87,740)	(29,623)	(54,249)	(217,580)	(286,277	) (c)	(503,857)
Gain on disposal of property, plant and equipment	—	—	—	—	—	1,360		1,360

Operating profit (loss)	333,485	79,025	85,001	142,990	640,501	(220,358)		420,143

Total assets	$1,254,962	$430,886	$186,897	$339,632	$2,212,377	$767,907	(d)	$2,980,284

October 31, 2008	Reportable Segments				Other (a)	Total	Consolidating Eliminations		Consolidated Total
	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Heavy Industrial - U.S.
Contract revenues	$2,573,961	$1,373,643	$650,013	$483,876	$755,933	$5,837,426	$—		$5,837,426
Contract costs	(2,283,368)	(1,261,709)	(532,483)	(379,000)	(650,958)	(5,107,518)	123,502	(b)	(4,984,016)

Gross profit	290,593	111,934	117,530	104,876	104,975	729,908	123,502		853,410
Indirect and administrative expenses	(43,530)	(36,811)	(28,822)	(12,861)	(17,729)	(139,753)	(303,885	) (c)	(443,638)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	1,211		1,211

Operating profit (loss)	247,063	75,123	88,708	92,015	87,246	590,155	(179,172)		410,983

Total assets	$1,163,715	$451,109 $	214,552	$241,166	$352,069	$2,422,611	$681,892	(d)	$3,104,503

October 31, 2007	Reportable Segments				Other (a)	Total	Consolidating Eliminations		Consolidated Total
	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Civil Infrastructure - U.S.
Contract revenues	$1,779,579	$1,307,689	$578,529	$645,374	$754,178	$5,065,349	$—		$5,065,349
Contract costs	(1,580,137)	(1,218,458)	(473,959)	(588,358)	(674,293)	(4,535,205)	65,489	(b)	(4,469,716)

Gross profit	199,442	89,231	104,570	57,016	79,885	530,144	65,489		595,633
Indirect and administrative expenses	(37,851)	(26,677)	(25,770)	(15,255)	(16,985)	(122,538)	(231,678	) (c)	(354,216)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	1,576		1,576

Operating profit (loss)	161,591	62,554	78,800	41,761	62,900	407,606	(164,613)		242,993

Total assets	$719,540	$293,954 $	229,194	$217,899	$288,996	$1,749,583	$513,589	(d)	$2,263,172

(a)	In all years, consists of those operating segments not meeting the quantitative thresholds to qualify as a reportable operating segment. The sources of contract revenues are from the Company’s heavy industrial operation in the United States and the Bahamas, civil infrastructure operations in Canada and the United States (2008 & 2007 - building operations in the Bahamas, civil infrastructure operations in Canada and the United States; and building operations in the Bahamas, heavy industrial operations in the United States and civil infrastructure operations in Canada, respectively).
(b)	In all years, consolidating eliminations for intersegment transactions.
(c)	In all years, consist of corporate general and administrative expenses, depreciation, and bonuses not allocated to reportable segments for internal reporting purposes.
(d)	In all years, corporate assets consist principally of cash and cash equivalents, short-term deposits, accounts receivable, long-term investments and property, plant and equipment. Capital expenditures are not allocated to reportable segments for internal reporting purposes.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

21.	SEGMENT INFORMATION (CONTINUED)

Information concerning principal geographic areas is as follows:

	2009	2008	2007

Contract Revenues
Canada	$3,608,512	$3,495,484	$2,687,972
United States	2,549,465	2,339,950	2,364,980
Bahamas	—	1,992	12,397

	6,157,977	5,837,426	5,065,349

Long-lived Assets *
Canada	93,507	103,469	101,823
United States	48,478	69,068	39,962

	$141,985	$172,537	$141,785

*	Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

22.	OTHER MATTERS

(a)	Legal or Arbitration Proceedings

On February 2, 2006, PCL Construction Services, Inc. (“Services”) commenced a civil action in the United States Court of Federal Claims arising out of a contract performed for the United States Bureau of Reclamation for the construction of a visitor’s center and parking structure at Hoover Dam. This matter included a claim for U.S. $2,400 for additional costs as a result of changes in the scope of the contract and U.S. $19,700 relating to delays and disruptions by the government. The government filed a motion to dismiss this claim on the doctrine of res judicata and on October 22, 2008, Services’ claim was dismissed. On December 10, 2008, Services filed a notice of appeal. This matter was settled on September 15, 2009 resulting in Services receiving a settlement of U.S. $700.

On October 25, 2005, a Statement of Claim was filed in the Ontario Superior Court of Justice by The Bank of Nova Scotia, Scotia Realty Limited and SPE Operations Ltd. (collectively the “Owners”), seeking $35,000 in damages for alleged deficiencies in the design and construction of the water pipe systems in a 67 storey commercial high-rise located in the City of Toronto known as “Scotia Plaza”, against PCL Constructors Canada Inc. (“PCL Canada”), Sayers & Associates Limited (“Sayers”), WZMH Architects, The Mitchell Partnership Inc. and Quinn Dressel Associates. On December 28, 2005, the Owner issued a Fresh Statement of Claim in the action adding PCL Constructors Eastern Inc. (“PCL Eastern”) and The Webb Zerafa Menkes Housden Partnership as defendants to the action. The parties reached a tentative settlement on November 4, 2009 subject to approval of the Board of Directors for the Owners and preparation of settlement documents. The Bank of Nova Scotia has subsequently informed the Company that the Board of Directors for the Owners has approved the settlement. Preparation of the settlement documents is ongoing. The terms of the settlement require PCL Canada to contribute $3,000 towards the settlement, which will be funded substantially or entirely by PCL Canada’s insurers. The settlement will not have a material effect on the Company’s financial position, results of operations or liquidity.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

22.	OTHER MATTERS (CONTINUED)

PCL Civil Constructors, Inc. (“Civil”) is seeking additional compensation of approximately U.S. $22,000 under a construction contract for costs incurred arising from the failure of certain bridge piers on a project constructed by Civil in Tampa, Florida for the Tampa Hillsborough County Expressway Authority (the “Owner”). The failure was caused by inadequate design and Civil was engaged by the project Owner to perform the required pier remediation. The Owner filed a lawsuit against certain project designers for the damages caused by the design failures, including the required remediation efforts. On December 11, 2007, an amended complaint was filed by the Owner adding Civil as a party to its lawsuit, seeking declaration from the court of the amount owing by the Owner to Civil. Civil has now been dismissed from this lawsuit without prejudice. The Owner and its designers subsequently settled their dispute on or about June 30, 2009. Civil presented final accounting to the Owner in December 2008. Following the submission of the final accounting, certain negotiations occurred between the Owner and Civil, but a resolution was not reached. The Owner and Civil will submit their disputes to a non-binding Dispute Resolution Board (“DRB”) per the requirements of the parties’ contract. This process will begin in the first half of 2010, and it is unclear when the DRB will render its final recommendations. If the parties are not able to resolve claims following the DRB’s recommendation, the contract calls for litigation of remaining disputes. The Company has accrued contract revenue to the extent that the contract price has been adjusted by change orders signed by the Owner and Owner directed changes for which collection is probable. However, no amounts have been accrued for adjustments to the contract price where change orders have not been signed by the Owner or where the Owner directed changes have not been received. The Company believes that the ultimate resolution of this matter will not have a material effect on the Company’s financial position, results of operations or liquidity.

The Company is party to various other pending legal proceedings in the ordinary course of business. We do not believe that any resulting liabilities for such other legal proceedings beyond amounts reserved, will materially affect the financial position, future results of operations, or future cash flows for the Company.

The Company is party to various negotiations and legal proceedings regarding contractual disputes and injury and other claims on its construction projects in the normal course of business. The Company is also contingently liable for commitments and performance guarantees arising from its construction contracts. Management believes that the outcome of such negotiations and legal proceedings, as well as commitments and performance guarantees, will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

During the year ended October 31, 2009, the Company recognized additional contract revenues of $22,146 (2008 -$39,913; 2007 - $25) resulting from construction claims awarded or received on construction projects.

(b)	Subsequent Event

In January 2010, the Company declared dividends on its common shares in the amount of $9.75 per share to shareholders of record on January 31, 2010. The dividends, totaling $276,544, will be paid in February 2010.

23.	INVESTMENT IN JOINT VENTURES, LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS

(a)	Investment in Limited Liability Companies and Limited Partnerships

At October 31, 2009, the Company had investments of $2,410 (2008 - $1,090) in limited liability companies and limited partnerships in which the Company does not have an undivided interest in the assets, liabilities, revenue and expenses. During 2009, the Company recorded income of $166 (2008 - $509) on these United States investments. The Company’s maximum exposure to loss as a result of its involvement with these property developments was the carrying amounts of its investments.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

23.	INVESTMENT IN JOINT VENTURES, LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS (CONTINUED)

(b)	Investment in Joint Ventures

The Company’s proportionate share of the assets, liabilities, revenue and expenses of joint ventures included in the consolidated financial statements is as follows:

	2009	2008

ASSETS
Cash and cash equivalents	$21,751	$21,163
Accounts receivable (including holdbacks of $3,129; 2008 - $1,749)	28,821	16,062
Costs and estimated earnings in excess of billings	8,228	13,297
Property, plant and equipment	777	—

	59,577	50,522

LIABILITIES AND EQUITY
Accounts payable (including holdbacks of $nil; 2008 - $4,016)	14,381	21,029
Unearned revenue	—	3,052
Equity and advances	45,196	26,441

	$59,577	$50,522

	2009	2008	2007

EARNINGS
Contract revenues	$79,438	$169,241	$293,350
Contract costs	66,842	151,277	264,854

Earnings before income taxes	12,596	17,964	28,496

Cash Flows Provided By (Used In)
Operating activities	(4,682)	5,136	30,193
Investing activities	(1,331)	(33,769)	—
Financing activities	6,601	9,453	(18,405)

Net increase (decrease) in cash and cash equivalents	$588	$(19,180)	$11,788

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

23.	INVESTMENT IN JOINT VENTURES, LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS (CONTINUED)

The Company is contingently liable at October 31, 2009 for $19,803 (2008 - $16,419) being the other joint venture participants’ share of liabilities, net of securing letters of credit and cross-company guarantees, should they not be able to satisfy them.

Throughout the year, the Company makes cash contributions, receives distributions, and records its proportionate share of income or losses in joint ventures. A summary of the joint venture transactions for the years ended October 31, 2009 and 2008 is as follows:

	2009	2008
Investment in joint ventures, beginning of year	$26,441	$32,794
Share of net income	12,596	17,964
Unrealized foreign exchange gain (loss)	(3,419)	10,923
Contributions	12,823	6,997
Distributions	(3,245)	(42,237)

	$45,196	$26,441

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from United States GAAP. The effects of these differences on the Company’s consolidated financial statements are as follows:

If United States GAAP were employed, net earnings would be adjusted as follows:

	2009	2008	2007
Net earnings based on Canadian GAAP(4)	$306,040	$242,032	$221,153
Change in fair value of mandatorily redeemable shares (2)	(741)	(1,061)	(620)
Dividends on mandatorily redeemable shares (2)	(5,437)	(6,083)	(4,485)
Tax impact of reconciling items	(49)	(52)	38

Net earnings based on U.S. GAAP	299,813	234,836	216,086

Earnings per share based on U.S. GAAP net earnings (2)	$11.89	$10.77	$11.56

Comprehensive income under United States GAAP is as follows:

	2009	2008	2007
Net earnings based on U.S. GAAP	$299,813	$234,836	$216,086
Other comprehensive income (loss), net of taxes of $(2,010) (2008 - $3,173; 2007 - $29), in accordance with Canadian GAAP	(8,692)	57,195	(34,883)
Change in net pension liability (1)	(442)	(5,006)	—
Change in minimum pension liability (1)	—	—	359
Tax impact of reconciling items	110	1,705	(125)

Comprehensive income under U.S. GAAP	$290,789	$288,730	$181,437

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (CONTINUED)

The following tables reconcile the consolidated balance sheets as reported under Canadian GAAP and those that would have been reported under United States GAAP:

2009	Canadian GAAP	U.S. GAAP

Balance Sheet
Deferred income tax asset (3)	$13,505	$15,924
Accrued benefit asset (1)	2,770	—
Net pension liability (1)	—	4,705
Mandatorily redeemable shares liability (2)	—	14,196
Share capital (2)	558,200	549,708
Retained earnings (1)(2)(3)	385,543	377,000
Accumulated other comprehensive loss (1)(3)	(20,440)	(22,657)

2008	Canadian GAAP	U.S. GAAP

Balance Sheet
Deferred income tax asset (3)	$15,751	$18,109
Accrued benefit asset (1)	4,889	—
Net pension liability (1)	—	2,144
Mandatorily redeemable shares liability (2)	—	11,616
Share capital (2)	435,689	428,514
Retained earnings (1)(2)(3)	366,210	358,979
Accumulated other comprehensive loss (1)(3)	(11,748)	(13,633)

Accumulated other comprehensive loss under United States GAAP is as follows:

	2009	2008
Accumulated change in funded status of net pension liability (1)	$(3,274)	$(2,832)
Accumulated unrealized gain (loss) on investments in marketable securities	1,280	(7,682)
Accumulated foreign exchange losses on translation of self-sustaining foreign operations	(21,434)	(5,790)
Accumulated tax effect of reconciling items	771	2,671

Accumulated other comprehensive loss (1)(3)	$(22,657)	$(13,633)

There are no material differences between cash flows reported in the statement of cash flows prepared in accordance with Canadian GAAP and the cash flows that would be reported in a statement of cash flows prepared in accordance with United States GAAP.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (CONTINUED)

Securities and Exchange Commission (“SEC”) Accounting Series Release No. 268 (“ASR 268”) prohibits the combination of all equity securities under the general heading Shareholders’ Equity where the redemption of equity is outside the control of the issuer resulting in the Company’s share capital, retained earnings and accumulated other comprehensive loss being presented as Redeemable Common Stock outside of Shareholders’ Equity. ASR 268 applies to the Company as there are a limited number of situations where the Company is obligated to repurchase the shares of an employee after a triggering event. The aggregate redemption value of those shares which the Company was obligated to repurchase at October 31, 2009 was $14,196 (2008 - $11,616). The redemption value per share established on January 14, 2009 is $25.00. The aggregate redemption value of those shares which the Company was obligated to repurchase at October 31, 2009 is reclassified as a current liability in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, which was primarily codified into FASB Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” The ASC is discussed further in the “Recently Adopted United States Accounting Pronouncements” section of this Note.

Canadian GAAP requires proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted for the Company’s interests in joint ventures under United States GAAP and these interests would be accounted for under the equity method. However, as allowed by the SEC, reclassification is not required in this reconciliation when specified criteria are met and the information is disclosed. These criteria have been met and the information is disclosed in Note 23. Although adoption of proportionate consolidation has no impact on net earnings or redeemable common stock, it does increase assets, liabilities, revenues and expenses and changes the classification of cash flows otherwise reported under United States GAAP.

Notes:

(1)	Effective October 31, 2007, United States GAAP (SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment to FASB Statements No. 87, 88, 106, and 132(R)”, which was primarily codified into FASB ASC Topic 715-30, “Defined Benefit Plans – Pensions”) requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Applying this standard to the Company’s defined benefit pension plan, at October 31, 2007, the difference between the prepaid pension asset recognized under SFAS No. 87 “Employers’ Accounting for Pensions” of $529 (after giving recognition to the reversal of the accumulated additional minimum pension liability of $359) and the overfunded status of the plan of $2,703 was recorded by way of a credit to accumulated other comprehensive loss of $2,174. During 2009 and 2008, changes in the funded status that were recognized as a charge to other comprehensive income (loss) amounted to $442 and $5,006, respectively.

Prior to the effective date of ASC Topic 715-30, for United States GAAP purposes, the Company recognized an additional minimum pension liability as was required by SFAS No. 87 “Employers’ Accounting for Pensions.” The recognition of an additional minimum pension liability is not required under Canadian GAAP.

(2)	Under United States GAAP, certain of the Company’s common shares must be reclassified as a liability, as they become mandatorily redeemable after the occurrence of certain triggering events, as defined by ASC Topic 480. Upon reclassification the liability is initially measured at fair value, with a reduction to redeemable common stock by the amount of that initial measure, recognizing no gain or loss.

During 2009, 2008 and 2007, certain of the Company’s common shares became mandatorily redeemable after the occurrence of certain triggering events. As a result, these mandatorily redeemable shares were reclassified as a liability at their fair value of $4,710 (2008 - $4,285; 2007 - $5,962), with a corresponding reduction in redeemable common stock, consisting of a decrease in share capital of $3,462 (2008 - $3,219; 2007 - $3,476), and a decrease in retained earnings under United States GAAP of $1,248 (2008 - $1,066; 2007 - $2,486).

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (CONTINUED)

ASC Topic 480 requires that subsequent changes in the fair value of these shares are recognized in earnings. In 2009, the subsequent change in fair value was as a result of an increase in the share price of $1.50 per share (2008 - $1.50 per share; 2007 - $1.25 per share). This resulted in a change in fair value of these shares of $741 (2008 - $1,061; 2007 - $620), which is recognized in net earnings under United States GAAP.

In addition, dividends were paid during 2009 of $11.00 per share (2008 - $8.60 per share; 2007 - $9.05 per share). In 2009, dividends on mandatorily redeemable shares were $5,437 (2008 - $6,083; 2007 - $4,485), which is recognized in net earnings under United States GAAP.

During 2009, mandatorily redeemable shares with a fair value of $2,871 (2008 - $9,292; 2007 - $1,304) were repurchased by the Company.

(3)	Under United States GAAP, future income tax assets and liabilities are referred to as deferred income tax assets and liabilities. The adjustment above relates to the tax effect of items (1) above.

(4)	Under United States GAAP (FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109”, which was primarily codified into FASB ASC Topic 740, “Income Taxes”), certain disclosures are required with respect to uncertain tax positions.

Interest and penalties associated with uncertain tax positions are recognized as components of the current tax position. As at and for the year ended October 31, 2009, this amount was not material.

At October 31, 2009, tax years that remain subject to examination for the Company’s major tax jurisdictions are 2006 - 2009 for state and local taxes in the United States, 2007-2009 for federal income taxes in the United States, and 2007 - 2009 for provincial and federal income taxes in Canada.

Recently Adopted United States Accounting Pronouncements

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, which was primarily codified into FASB Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Standards”. ASC Topic 105 has become the single source of authoritative non governmental generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. This standard reorganizes the GAAP pronouncements into accounting topics and displays them using a consistent structure. ASC Topic 105 impacts the Company’s financial statements and related disclosures as all references to authoritative accounting literature reflect the newly adopted codification. This standard applies to the Company’s consolidated financial statement for the fiscal year ended October 31, 2009.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (CONTINUED)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS 157”), which was primarily codified into FASB ASC Topic 820, “Fair Value Measurements and Disclosures”. ASC Topic 820, which defines fair value, establishes a framework and prescribes methods for measuring fair value and outlines the additional disclosure requirements on the use of fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. ASC Topic 820 establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of the fair value hierarchy based on the reliability of inputs are as follows:

(i)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2 inputs are significant observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities that are observable or can be corroborated by observable market data; and

(iii)	Level 3 inputs are significant unobservable inputs that reflect the reporting entity’s own assumptions and are supported by little or no market activity.

The Company’s only financial asset that is measured at fair value on a recurring basis, investments in marketable securities, is segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. The Company has determined that the fair value of its investment in marketable securities is considered a level 1 measurement as these are traded in an active market with changes in the fair value of these securities recorded as other comprehensive income.

In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS 157-2, “Effective Date of FASB Statement No. 157”, which was primarily codified into FASB ASC Topic 820-10-15, “Fair Value Measurements and Disclosures-Overall-Scope and Scope Exceptions”. This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for certain non financial assets and non financial liabilities that are not remeasured at fair value on a recurring basis. This FSP will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2010. The Company is currently reviewing the impact of this FSP.

In October 2008, the FASB issued FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”, which was primarily codified into FASB ASC Topic 820-10-35, “Fair Value Measurements and Disclosures-Overall-Subsequent Measurement.” This FSP amended SFAS 157 to illustrate key considerations in determining the fair value of a financial asset in an inactive market. This FSP applies to the Company’s consolidated financial statements for the fiscal year ended October 31, 2009. The adoption of this FSP did not have a material impact on the Company’s consolidated financial statements.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (CONTINUED)

In April 2009, the FASB issued FSP SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that Are Not Orderly”, which was primarily codified into FASB ASC Topic 820-10-65, “Fair Value Measurements and Disclosures-Overall-Transition and Open Effective Date Information.” This FSP amended SFAS 157 to provide additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, as well as guidance on identifying circumstances that indicate a transaction is not orderly. This FSP applies to the Company’s consolidated financial statements for the fiscal year ended October 31, 2009. The adoption of this FSP did not have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which was primarily codified into FASB ASC Topic 825, “Financial Instruments”. ASC Topic 825 permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions. ASC Topic 825 has been applied for the fiscal year ended October 31, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP SFAS 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, which was primarily codified into FASB ASC Topic 320, “Investments – Debt and Equity Securities.” This FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP applies to the Company’s consolidated financial statements for the fiscal year ended October 31, 2009. The adoption of this FSP did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events”, which was primarily codified into FASB ASC Topic 855, “Subsequent Events” ASC Topic 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued, depending on the Company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies are required to disclose the date through which subsequent events have been evaluated. ASC Topic 855 has been applied for the fiscal year ended October 31, 2009. The adoption of ASC Topic 855 did not have a material impact on the Company’s consolidated financial statements.

Subsequent events have been evaluated for potential recognition or disclosure in the Company’s consolidated financial statements through January 13, 2010, the date the consolidated statements were available to be issued.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (CONTINUED)

Recent United States Accounting Pronouncements Not Yet Adopted

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised), “Business Combinations”, which was primarily codified into FASB ASC Topic 805, “Business Combinations”. This standard requires that the acquisition method of accounting be applied to all transactions and other events in which one entity (the acquirer) obtains control over one or more other businesses (the acquiree). ASC Topic 805 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2010. The Company is currently reviewing the impact of this standard.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statement – an amendment of ARB No. 51” (SFAS No. 160), which was primarily codified into FASB ASC Topic 810, “Consolidation”. ASC Topic 810 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. ASC Topic 810 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2010. The Company is currently reviewing the impact of this standard.

In July 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities” (“SFAS 167”), which was primarily codified into FASB ASC Topic 810-10-30, “Consolidation - Overall - Variable Interest Entities.” ASC Topic 810-10-30 is a revision to pre existing guidance pertaining to the consolidation and disclosures of variable interest entities. Specifically, it changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. This guidance will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and continually assess any significant changes in risk exposure due to that involvement. ASC Topic 810-10-30 will apply to the Company’s consolidated financial statements for the fiscal year ending October 31, 2011. The Company is currently reviewing the impact of this standard.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(In thousands of Canadian dollars, except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (CONTINUED)

Valuation and Qualifying Accounts

	Balance at beginning of year	Additions charged to costs and expenses	Deductions reducing costs and expenses	Balance at end of year

Year ended October 31, 2009:

Valuation allowance on deferred tax assets	$3,825	$—	$(78)	$3,747

Valuation allowance on accounts receivable	16,423	—	(1,198)	15,225

	20,248	—	(1,276)	18,972

Year ended October 31, 2008:

Valuation allowance on deferred tax assets	113	3,825	(113)	3,825

Valuation allowance on accounts receivable	—	16,423	—	16,423

	113	20,248	(113)	20,248

Year ended October 31, 2007:

Valuation allowance on deferred tax assets	1,185	113	(1,185)	113

	$1,185	$113	$(1,185)	$113

25.	COMPARATIVE FIGURES

Certain figures presented for the year ended October 31, 2008 have been reclassified to conform to the current year’s presentation.

