Form 20-F
period 2010-10-31
PCL Employees Holdings Ltd.
filed 2011-01-21
CIK 1326107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring shell company report

For the transition period from                     to

Commission file number 000-51320

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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class 5 Common Shares: 8,037,197

Class 6 Common Shares: 3,221,681

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

  ☐ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

  ☑ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

  ☐ Yes    ☑ No

i

ITEM 18. FINANCIAL STATEMENTS	69
ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS	69
A. Financial Statements	69
B. Exhibits	69

ii

As used in this annual report, unless the context otherwise indicates, the terms “PCL”, “we”, “us”, “our” or the “Company” refer to PCL Employees Holdings Ltd. and its consolidated subsidiaries.

EXCHANGE RATE INFORMATION

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars; references to “dollars” or “$” or “CAD$” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars. As at January 14, 2011, the noon rate as quoted by the Federal Reserve Bank of New York was $0.9902 equals US$1.00. (See “Item 3 – Key Information” for further exchange rate information to U.S. currency). Except as otherwise indicated, financial statements of, and information regarding, PCL Employees Holdings Ltd. are presented in Canadian dollars.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management, based on information currently available to management. Forward-looking statements are those that do not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, express or implied, concerning future operating results or the ability to generate income or cash flow are forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of our operations set forth under “Item 4 – Information on the Company”, “Item 5 – Operating and Financial Review and Prospects”, “Item 11 – Quantitative and Qualitative Disclosures About Market Risk” and elsewhere in this Annual Report on Form 20-F.

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

Also see “Risk Factors” on pages 3 through 9. You are cautioned not to put undue reliance on any forward-looking statements, and we undertake no obligation to update those statements.

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

Fiscal Year Ended October 31,	2010	2009	2008	2007	2006
(millions of dollars except per share amounts and outstanding shares)
Contract Revenues	$5,238.5	$6,158.0	$5,837.4	$5,065.3	$4,208.3
Operating Profit – Canadian GAAP	270.1	420.1	411.0	243.0	200.6
Operating Profit – U.S. GAAP	264.0	414.0	403.8	237.9	197.9
Net Earnings – Canadian GAAP	196.3	306.0	242.0	221.2	169.2
Net Earnings – U.S. GAAP	190.1	299.8	234.8	216.1	166.9
Earnings Per Share – Canadian GAAP(1)(2)	6.64	11.88	10.86	11.47	10.12
Earnings Per Share – U.S. GAAP(1)(2)	6.43	11.89	10.77	11.56	10.19
Number of Outstanding Shares (in millions) (2)	29.6	25.8	22.3	19.3	16.7
Dividends Per Share(1)	$9.75	$11.00	$8.60	$9.05	$4.88
Total Assets – Canadian GAAP	2,827.4	2,980.3	3,104.5	2,263.2	1,849.6
Total Assets – U.S. GAAP	2,827.6	2,979.9	3,102.0	2,261.9	1,851.5
Shareholders’ Equity – Canadian GAAP	940.5	923.3	790.2	583.9	493.9
Redeemable Common Stock – U.S. GAAP	936.2	904.1	773.9	567.0	485.5
Share Capital – Canadian GAAP	668.9	558.2	435.7	336.9	274.3
Share Capital – U.S. GAAP	668.9	549.7	428.5	328.4	268.2

Notes:

(1)	Basic and fully diluted.
(2)	Weighted average number of shares outstanding using the total of all Class 1, 2, 3, 4, 5, 6, 7, and 8 shares of the Company.

The following tables set forth the rate of exchange for the Canadian dollar, average rates for the end of fiscal year 2006 through fiscal year 2010, and the range of high and low rates for the period as well as for the last six months. The tables set forth the number of Canadian dollars required under that formula to buy one United States dollar based on the noon rates of exchange as reported by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during the period. As at the most recent practicable date, January 14, 2011, the noon rate as quoted by the Federal Reserve Bank of New York was $0.9902 equals US$1.00.

	Canadian dollar/United States dollar
	Average	High	Low	Close
Fiscal Year Ended October 31, 2010	1.0373	1.0776	0.9960	1.0187
Fiscal Year Ended October 31, 2009	1.1686	1.2995	1.0289	1.0767
Fiscal Year Ended October 31, 2008	1.0266	1.2942	0.9168	1.2158
Fiscal Year Ended October 31, 2007	1.0947	1.1852	0.9496	0.9496
Fiscal Year Ended October 31, 2006	1.1329	1.1960	1.0989	1.1227

	2010
	December	November	October	September	August	July
High	1.0176	1.0266	1.0321	1.0520	1.0640	1.0647
Low	1.0004	1.0012	1.0028	1.0219	1.0154	1.0281

D. Risk Factors

Unpredictable economic cycles, and failure by our customers to pay our progress billings and retainage, could impact our business.

Demand for construction services is affected by the general level of economic activity in the markets in which we operate - in Canada, the United States, the Bahamas, and Australia. Our customers in both the private and public sectors are likely to experience periods of economic decline from time-to-time. In particular, global economic developments, including the financial crisis of 2008 have resulted in slowdowns in demand for our services in all of our principal markets. The diversification of our operating segments, along with the long-term nature of our construction contracts already in progress, offset immediate impacts from these economic changes, but there can be no assurances that our business overall will not be impacted if there is a prolonged slow down in our principal markets.

Construction contracts generally provide for progress payments as work is completed, with a retainage, ranging from zero to ten percent, to be paid when performance is substantially complete. Our private sector customers could delay or fail to pay our progress billings or retainage as a result of a difficult business climate. Our credit risk with customers in private sectors is often mitigated, however, because of statutory mechanics liens, which give PCL security on the property on which construction is taking place. In some instances, PCL is also able to substitute bank letters of credit or escrowed securities in lieu of retainage.

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

Although PCL attempts to mitigate the risk presented by construction lenders by taking the steps identified above, we cannot provide assurances that our results of operations will not be adversely affected if a lender that provides construction financing to one of our customers is unable to provide the financing that it promises in connection with one of our projects.

We work in a highly competitive marketplace.

The construction industry as a whole has historically been very competitive. PCL competes with other major contractors as well as numerous mid-size and smaller contractors. New work securement and contract profitability is dependent on the general state of the economy in each of our markets. Fluctuating demand cycles are typical of the construction industry, and such cycles determine to a large extent the degree of competition for available projects. A contractor’s competitive position is based primarily on its prices for construction services, its ability to obtain performance bonds or other performance security, its financial strength, and its reputation for quality, timeliness, and experience. In addition, public sector contracts are normally required by law to be awarded to the lowest capable and responsive bidder. Competition for work is particularly intense during economic downturns. Intense competition may result in lower profit margins and commercially unfavorable contractual terms, increasing the risk of losses to PCL as a result of unforeseen problems and unbudgeted costs.

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

As at October 31, 2010, 72% (2009 – 58%; 2008 – 67%) of the backlog of work to be completed, measured by expected gross revenues, was under fixed price construction contracts.

PCL’s backlog is subject to unexpected adjustments and is, therefore, an uncertain indicator of our future performance.

PCL’s backlog of incomplete construction work under contract at October 31, 2010 was $6.0 billion (2009 – $6.1 billion; 2008 – $6.9 billion). We cannot assure you that the revenues projected in the backlog will be realized or, if realized, will result in profits. Project execution may occur unevenly over the current and multiple future periods. Project terminations, suspensions or reductions in scope may occur from time-to-time with respect to contracts reflected in the backlog. The uncertainty of project timing can present difficulties in matching our workforce size with our contract needs. If expected project execution is delayed or terminated, we could incur costs resulting from reductions in staff or redundancy of facilities that would reduce profits. Some backlog reductions would adversely affect the revenue and profit actually received from contracts reflected in backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of the backlog and the revenues and profits that is actually earned.

Reductions in public funding could have a negative impact on our business.

A substantial portion of our billings is derived from public sector projects. In 2010, approximately 46% (2009 – 37%; 2008 – 28%) of our billings came from contracts with federal, state, provincial and local governments.

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

PCL participates in various construction joint ventures. Generally, each construction joint venture is formed to accomplish a specific project, jointly controlled by the joint venture partners and dissolved upon completion of the project obligations. PCL selects its joint venture partners based on its analysis of the prospective venturer’s construction and financial capabilities, expertise in the type of work to be performed and past working relationships with PCL, among other criteria. PCL and its joint venture partners commonly execute joint venture agreements which serve to spread risk among participating companies with agreements that typically stipulate that the participating companies will supply their proportionate share of the necessary operating funds for the project (e.g. the cost of equipment) and will share the profits or losses in accordance with specified percentages. Each of the participants in a joint venture is usually liable to the client for completion of the entire project in the event of default by any of the other joint venturers. The success of PCL’s joint ventures depends on the satisfactory performance by its joint venture partners related to their joint venture obligations. PCL regularly evaluates the financial stability of its joint venture partners; however, if any of the joint venture partners fails to satisfactorily perform its joint venture obligations as a result of financial or other difficulties, the joint venture to which such joint venturer is a partner may be unable to adequately perform or deliver its contracted services. Under these circumstances, PCL may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for PCL with respect to the joint venture.

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

Disputes arise frequently in the ordinary course of business in the construction industry. Disputes may include claims against PCL based upon alleged defects in performance under contracts or claims by PCL against customers who refuse to pay contract amounts based on alleged breaches by PCL. Litigation often requires substantial expenditures for legal and consulting fees, and equally or more importantly, requires significant management time and energy that otherwise would be focused on other projects or pursuing new opportunities. PCL incurred legal fees of $9.5 million in fiscal 2010 (2009 – $7.9 million; 2008 – $9.2 million), in relation to claims both for and against PCL. Although we have adopted a range of insurance, risk management and risk avoidance programs designed to reduce potential liabilities, such programs will not protect us fully from all risks and liabilities.

Construction claims by PCL against customers are included in revenue when the amount can be reasonably estimated and recovery of the claim is probable, such as when the claim is resolved or collected, and we reserve for claims asserted against PCL in our financial statements. A partially or completely uninsured claim against PCL, if successful and of a significant magnitude could have a materially adverse effect on our financial condition or results of operations. The total value of judgments and negotiated settlements relating to claims against PCL that were not covered by insurance in fiscal 2010 was $4.1 million (2009 – $2.8 million; 2008 – $2.3 million).

We may incur liabilities under environmental laws and regulations as a result of our operations.

Our operations are subject to compliance with the regulatory requirements of federal, provincial, state and local agencies and authorities in the United States, Canada, the Bahamas, and Australia relating to the environment, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. Certain environmental laws impose substantial penalties for non-compliance, and the United States Comprehensive Environmental Response, Compensation and Liability Act and other laws, impose strict, retroactive, joint and several liability upon persons responsible for releases of hazardous substances. While we have not incurred material environmental liabilities in the past, there can be no assurance that our operations will not result in such liabilities in the future and that such liabilities will not have a materially adverse effect on our business and financial condition. Moreover, these laws and regulations may become more stringent, or may be more stringently enforced in the future, which could increase our costs of operations and reduce our profitability.

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

No public trading market exists for shares of the Company. Shares of the Company are not listed on any stock exchange or other regulated market. Each of the Company’s shareholders is a party to a Unanimous Shareholder Agreement which, among other things, restricts the shareholders’ ability to transfer shares of the Company, restricts ownership of shares of the Company by corporations, grants options to the Company to purchase shares of the Company under certain circumstances, establishes obligations on the Company to purchase shares of the Company under certain circumstances and grants a right of first refusal to the Company to purchase shares of the Company that a shareholder proposes to transfer to a third party. The Unanimous Shareholder Agreement includes a formula for establishing the price at which our shares are to be purchased by the Company. For additional information, please see “Item 9 – The Offer and Listing – Offer and Listing Details; Markets” and “Item 10 – Additional Information – Unanimous Shareholder Agreement – Company Rights and Obligations to Repurchase Shares”.

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

Principal Capital Expenditures

During the years 2008, 2009, and 2010 the Company spent $47.3 million; $21.9 million; and $26.5 million respectively, on the purchase of property, plant and equipment. With the exception of the acquisition of Nordic Construction, Ltd. in 2008, no individual expenditure was material. All capital expenditures have been financed through working capital. The Company has no material purchase commitments for capital expenditures, either individually or in aggregate, subsequent to October  31, 2010.

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

Principal Markets

The following tables set forth reportable operating segment and geographic information for contract revenue for the last three fiscal years for the countries in which the Company currently operates. The Company has five reportable operating segments under Canadian GAAP (2008 – a sixth industry segment, Heavy Industrial – U.S. was reportable).

Contract Revenue: Reportable Operating Segments

(millions of dollars)

	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada	Heavy Industrial – U.S.	Civil Infrastructure – Canada	Civil Infrastructure – U.S.	Other	Total	Consolidating Eliminations	Consolidated Total
2010	$2,195	$857	$987	$—	$371	$513	$315	$5,238	$—	$5,238
2009	2,818	1,645	587	—	—	—	1,108	6,158	—	6,158
2008	2,574	1,374	650	484	—	—	756	5,837	—	5,837

Contract Revenue: Geographic Segments

(millions of dollars)

	Canada	U.S.	Bahamas	Total
2010	$3,553	$1,685	$—	$5,238
2009	3,609	2,549	—	6,158
2008	3,495	2,340	2	5,837

Construction Markets

PCL is engaged in the construction industry, performing construction services for a broad range of public and private clients in Canada, the United States, the Bahamas, and Australia. Construction services are performed in the following construction markets:

•

Commercial and institutional buildings including: shopping centers, educational facilities, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, seniors’ facilities, and office buildings.

•

Heavy industrial construction, including shutdown and maintenance services, for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, forestry projects and power plants.

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

• Halifax, Nova Scotia	• Charlotte, North Carolina*	• Nassau, Bahamas
• Ottawa, Ontario	• Orlando, Florida	• Melbourne, Australia
• Toronto, Ontario	• Tampa, Florida
• Winnipeg, Manitoba	• Atlanta, Georgia
• Regina, Saskatchewan	• Minneapolis, Minnesota
• Saskatoon, Saskatchewan* • Ft. McMurray, Alberta*	• Denver, Colorado • Vail, Colorado*
• Edmonton, Alberta	• Phoenix, Arizona
• Calgary, Alberta	• Albuquerque, New Mexico*
• Kelowna, British Columbia*	• San Diego, California
• Vancouver, British Columbia	• Los Angeles, California
• Bakersfield, California
• Seattle, Washington
• Anchorage, Alaska* • Honolulu, Hawaii

Seasonality

Certain specializations within the construction industry are highly weather dependent and experience dramatic seasonal swings in activity level. As a result, management of these companies must focus significant attention on cash management and the retention of key staff during the slow periods.

However, due to its size, geographic coverage and diversity of operations, PCL has not historically experienced major seasonal changes in activity. Supporting this statement is the following table that summarizes PCL’s monthly billings for the five year period 2006 – 2010.

Monthly Billings

Years Ending October 31, 2006 – 2010

(millions of Canadian dollars)

	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct
2006	320.8	331.0	367.5	350.4	403.7	326.1	421.4	424.0	422.9	432.8	443.1	409.7
2007	424.0	398.1	461.0	464.9	433.5	447.1	440.9	439.6	494.7	492.2	472.3	497.1
2008	450.1	354.1	454.4	445.4	506.4	592.8	490.0	523.0	505.9	559.3	625.1	603.7
2009	543.1	491.2	502.4	540.4	544.6	444.7	513.9	586.0	502.1	577.0	535.9	546.8
2010	440.3	385.0	380.4	388.3	434.0	454.9	446.4	528.8	413.9	457.0	410.2	458.5
Five Year Average	$435.7	$391.9	$433.1	$437.9	$464.4	$453.1	$462.5	$500.3	$467.9	$503.7	$497.3	$503.2

As illustrated above, although a moderate drop in billings is typically seen for the month of December each year, the average billings during the three-month winter season, i.e. December through February, fall within 23% of the overall annual average billings level. Seasonal fluctuation in billings is not a significant concern requiring management attention.

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

In industrial construction, major plant components, equipment and a significant percentage of the bulk materials required for a project are typically procured by the client, who by doing so assumes all risks tied to price escalation and foreign currency exchange. Furthermore, certain major industrial projects undertaken by PCL are fundamentally labor contracts, with a low material and equipment content, and in which labor escalations are typically defined by collective agreements and are passed through to the client.

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

Sustained Growth with Profitability

Over the past thirty-three years since its transition to employee ownership, PCL has grown from annual consolidated revenue of $300 million to $5.2 billion, representing a compounded annual growth rate of 9.32%. Every year during that period the Company has been profitable.

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

As of October 31, the backlog of incomplete construction work under contract was as follows:

Total Incomplete at October 31 (millions of dollars)

	2010	2009	2008
Backlog of Work to be Completed	$5,982	$6,103	$6,887

Breakdown By Operating Segment
Buildings – Canada	$3,147	$3,546	$3,890
Buildings – U.S.	734	748	1,551
Heavy Industrial – Canada	989	775	519
Heavy Industrial – U.S.	204	131	283
Civil Infrastructure – Canada	164	135	239
Civil Infrastructure – U.S.	744	768	405

Total	$5,982	$6,103	$6,887

Breakdown By Country
Total Canada	$4,300	$4,456	$4,648
Total U.S.	1,682	1,647	2,239

Total	$5,982	$6,103	$6,887

The total value of work awarded to the Company over the last five fiscal years is as follows:

Total Value Of Work Awarded

(millions of dollars)

	2010	2009	2008	2007	2006
Competitively Bid	$2,602	$2,639	$1,391	$1,987	$2,227
Negotiated	2,563	2,461	4,291	4,793	2,349
Construction Management Agency	85	153	258	366	931

Total Value of Work Awarded	$5,250	$5,253	$5,940	$7,146	$5,507

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

Subsidiary Name	Jurisdiction of Incorporation	Percentage of Common Share Ownership
PCL Construction Group Inc.	Alberta, Canada	100%
PCL Construction Holdings Ltd.	Alberta, Canada	100%
PCL Construction Management Inc.	Alberta, Canada	100%
PCL Construction Resources Inc.	Alberta, Canada	100%
PCL Constructors Bahamas Ltd.	Nassau, Bahamas	100%
PCL Constructors Canada Inc.	Alberta, Canada	100%
PCL Constructors Inc.	Alberta, Canada	100%
PCL Constructors Northern Inc.	Alberta, Canada	100%
PCL Constructors Westcoast Inc.	Alberta, Canada	100%
PCL Industrial Constructors Inc.	Alberta, Canada	100%
PCL Industrial Management Inc.	Alberta, Canada	100%
PCL Intracon Power Inc.	Alberta, Canada	100%
PCL Builders Inc.	Alberta, Canada	100%
Grand Sierra Equipment Ltd.	Alberta, Canada	100%
Melloy Industrial Services Inc.	Alberta, Canada	100%
Monad Industrial Constructors Inc.	Alberta, Canada	100%
Health Partners Ottawa Ltd.	Alberta, Canada	100%
Health Partners Kingston Ltd.	Alberta, Canada	100%
PCL Capital Inc.	British Virgin Islands	100%
4102410 Canada Inc.	Northwest Territories, Canada	100%
PCL U.S. Holdings, Inc.	Colorado, U.S.A.	100%
PCL Construction Enterprises, Inc.	Colorado, U.S.A.	100%
PCL Civil Constructors, Inc.	Colorado, U.S.A.	100%
PCL Construction Resources (U.S.A.) Inc.	Colorado, U.S.A.	100%
PCL Construction Services, Inc.	Colorado, U.S.A.	100%
PCL Industrial Services, Inc.	Colorado, U.S.A.	100%
PCL Industrial Construction Co.	Colorado, U.S.A.	100%
PCL Construction New Mexico, Inc.	New Mexico, U.S.A.	100%
PCL Construction, Inc.	Colorado, U.S.A.	100%
Nordic PCL Construction, Inc.	Hawaii, U.S.A.	100%
PCL Constructors Pacific Rim Pty Ltd.	Victoria, Australia	100%

D. Property, Plant and Equipment

The Company has 66 permanent facilities located throughout Canada and the United States, 26 of which are owned facilities and 40 of which are leased facilities. The Company also leases several short term, project duration facilities. Since construction projects are inherently temporary and location-specific, the Company owns approximately 404 portable offices, shops, and transport trailers. The Company also has a large construction equipment fleet, including approximately 984 trucks and pickups and 93 tower and mobile cranes.

As at the end of fiscal 2010, the book value of the Company’s property, plant and equipment were as follows:

Book Value
(in thousands of dollars)

2010
Land & Buildings	$66,602
Construction Equipment	39,924
Vehicles	7,298
Computers	2,116
Office Equipment	3,561

$119,501

Edmonton and Area Land and Buildings

PCL Business Park, Edmonton, Alberta

The PCL Business Park consists of an 18.3 acre business park in south central Edmonton totaling 223,752 s.f. in office and warehouse space, utilized as follows:

•	PCL’s Corporate Office (65,645 s.f – office)

•	Edmonton District Office (30,586 s.f. – office)

•	PCL Builders Inc. Office (1,675 s.f. – office; 2,357 s.f. – warehouse)

•	Heavy Industrial Main Office (34,086 s.f. – office)

•	PCL Resources’ Office (14,931 s.f. – office; 4,367 s.f. – warehouse)

•	Intracon Office (7,500 s.f. – office; 2,010 s.f. – warehouse)

•	PCL File Storage Building (7,326 s.f. – warehouse)

•	Space leased to third parties (15,087 s.f. – office; 33,543 s.f. – warehouse)

•	Vacant space (1,920 s.f. – office; 2,720 s.f. – warehouse; 5.7 acres – yard)

PCL Industrial Fabrication Facility and Module Assembly Yard, Nisku, Alberta

Located approximately 24 kilometres (15 miles) south of Edmonton, the combined facility consists of 19,080 s.f. of office space, a 125,240 s.f. state-of-the-art piping fabrication facility located on 13.3 acres, plus a nearby additional 31.3 acres for the assembly of large industrial piping and equipment modules.

Other Edmonton and Area

•	Resources Yard and Repair Facility; Nisku, Alberta (6,240 s.f. – office; 16,198 s.f. – shop; 13,942 s.f. – warehouse; 12.9 acres – yard; 7,763 s.f. – ancillary buildings)

•	Melloy Industrial; Nisku, Alberta (9,208 s.f. – office; 14,252 s.f. – shop; 5.0 acres – yard)

•	Mod Yard North; Nisku, Alberta (41.8 acres – yard)

•	PCL Tools Facility; Nisku, Alberta (35,640 s.f. – shop; 10.2 acres – yard)

Other Canadian Land and Buildings

•	Regina District Office; Regina, Saskatchewan (10,900 s.f. – office; 4,805 s.f. – shop; 3,200 s.f. – warehouse; 2.2 acres – yard)

•	Calgary District Office; Calgary, Alberta (36,222 s.f. – office)

•	Calgary Yard and Shop; Calgary, Alberta (1,800 s.f. – office; 6,085 s.f. – shops; 6.1 acres – yard)

•	Winnipeg District Office; Winnipeg, Manitoba (14,476 s.f. – office; 3,784 s.f. – warehouse; 8,866 s.f. – space leased to third parties)

•	Ottawa District Office; Nepean, Ontario (22,969 s.f. – office; 700 s.f. – warehouse)

•	BC District Yard; Surrey, British Columbia (2,100 s.f. – office; 10,500 s.f. – shop; 4.3 acres – yard)

U.S. Land and Buildings

•	Minneapolis District Office; Burnsville, Minnesota (19,902 s.f. – office; 1,902 s.f. – warehouse; 5,098 s.f. – vacant office; 2.8 acres – yard)

•	Atlanta Industrial District Office; Alpharetta, Georgia (10,000 s.f. – shop; 5.0 acres – yard;)

•	Bakersfield Industrial District Office and Warehouse; Bakersfield, California (82,831 s.f. – office/warehouse; 21.7 acres – yard)

•	Florida Orlando Yard; Florida, Orlando (10,925 s.f. – shop; 2.8 acres – yard)

•	Resources USA Yard; Commerce City, Colorado; (15,000 s.f. – shop; 4.8 acres – yard)

None of the listed properties is mortgaged.

In addition to the owned properties listed above, the Company also leases space for district and operations offices and yards in the following locations:

•	Richmond, B.C. (34,555 s.f. – office)

•	Kelowna, B.C. (7,212 s.f. – office; 1,360 s.f. – shop)

•	Saskatoon, Saskatchewan (6,000 s.f. – office; 12,000 s.f. – warehouse)

•	Edmonton, Alberta (21,283 s.f. – office)

•	Fort McMurray, Alberta (180 s.f. – office)

•	Toronto, Ontario (60,886 s.f. – office; 5,117 s.f. – warehouse; 2.0 acres – yard)

•	Ottawa, Ontario (1.4 acres – yard)

•	Halifax, Nova Scotia (9,497 s.f. – office)

•	Minneapolis, Minnesota (1,045 s.f. – office; 79,440 s.f. – warehouse)

•	Denver, Colorado (51,175 s.f. – office; 1,800 s.f – warehouse; 4.0 acres – yard)

•	Phoenix, Arizona (13,076 s.f. – office; 2.0 acres – yard)

•	San Marcos, California (1,715 s.f. – office)

•	Tampa, Florida (21,447 s.f. – office; 2,160 s.f. – warehouse; 11.0 acres – yard)

•	Orlando, Florida (18,567 s.f. – office;)

•	Seattle, Washington (45,113 s.f. – office; 2.0 acres – yard)

•	Glendale, California (17,619 s.f. – office; 1.8 acres – yard)

•	San Diego, California (9,442 s.f. – office)

•	Honolulu, Hawaii (14,668 s.f. – office; 48,738 s.f. – warehouse)

•	Alpharetta, Georgia (26,907 s.f. – office)

•	Rock Falls, Illinois (600 s.f. – office)

•	Charlotte, North Carolina (3,258 s.f. – office)

•	Bakersfield, California (10.0 acres – yard)

•	Houston, Texas (7,682 s.f. – office)

The Company does not have any significant unutilized space in any of its leased or owned premises.

The Company is not aware of any environmental issues which may affect the utilization of these assets to a degree that is material to the Company’s financial statements.

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

Overview

The Company operates in the construction industry and performs construction services in Canada, the United States, the Bahamas, and Australia for a wide variety of public and private clients. The Company’s operations are categorized into five reportable industry segments: Buildings – Canada, Buildings – U.S., Heavy Industrial – Canada, Civil Infrastructure – Canada and Civil Infrastructure – U.S. (2008 – a sixth industry segment, Heavy Industrial – U.S. was reportable). The Buildings segments perform construction services for commercial and institutional buildings, including construction of shopping centers, educational facilities, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, seniors’ facilities, and office buildings. The Heavy Industrial segments perform construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas and mine processing facilities, chemical plants, forestry projects and power plants. The Civil Infrastructure segments perform construction services for roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams, mine site preparation, airports, and light civil structures.

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

Summary: Operating Results (millions of dollars)

	2010	2009	2008
Contract revenues	$5,238.5	$6,158.0	$5,837.4
Contract costs	4,564.6	5,235.3	4,984.0
Gross profit on contracts	673.9	922.7	853.4
Indirect and administrative expenses – Canadian GAAP	406.6	503.9	443.6
Indirect and administrative expenses – U.S. GAAP	412.7	510.0	450.8
Gain on disposal of property, plant and equipment	2.8	1.3	1.2
Operating profit – Canadian GAAP	270.1	420.1	411.0
Operating profit – U.S. GAAP	264.0	414.0	403.8
Other income (expense)(1)	8.2	29.3	(34.2)
Earnings before income taxes – Canadian GAAP	278.3	449.4	376.8
Earnings before income taxes – U.S. GAAP	272.2	443.3	369.7
Income taxes – Canadian GAAP	82.0	143.4	134.8
Income taxes – U.S. GAAP	82.1	143.5	134.8
Net earnings – Canadian GAAP	196.3	306.0	242.0
Net earnings – U.S. GAAP	190.1	299.8	234.8

Notes:

(1)	Sources of revenue for the “other” category are derived mainly from investing activity and foreign exchange gains or losses on U.S. dollar- denominated bank loans.

Operating Segments

(millions of dollars)

	Reportable Segments
	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada		Civil Infrastructure – Canada	Civil Infrastructure – U.S.	Other	Total	Consolidating Eliminations	Consolidated Total
2010
Contract revenues	$2,195.0	$857.1	$986.8		$370.9	$513.7	$315.0	$5,238.5	$—	$5,238.5
Contract costs	(1,957.3)	(780.6)	(859.9)		(306.1)	(428.3)	(269.2)	(4,601.4)	36.8	(4,564.6)

Gross profit	237.7	76.5	126.9		64.8	85.4	45.8	637.1	36.8	673.9
Indirect and administrative expenses and gain on disposal of PP & E	(54.5)	(50.1)	(32.3)		(22.6)	(31.0)	(19.0)	(209.5)	(194.3)	(403.8)

Operating profit	$183.2	$26.4	$94.6		$42.2	$54.4	$26.8	$427.6	$(157.5)	$270.1

Total Assets	$1,068.6	$232.7	$288.6		$153.5	$128.6	$61.4	$1,933.4	$894.0	$2,827.4

	Reportable Segments
	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada		Civil Infrastructure – Canada	Civil Infrastructure – U.S.	Other	Total	Consolidating Eliminations	Consolidated Total
2009
Contract revenues	$2,817.7	$1,645.1	$586.9		$203.9	$448.3	$456.1	$6,158.0	$—	$6,158.0
Contract costs	(2,438.2)	(1,478.4)	(472.3)		(164.8)	(369.4)	(376.8)	(5,299.9)	64.5	(5,235.4)

Gross profit	379.5	166.7	114.6		39.1	78.9	79.3	858.1	64.5	922.6
Indirect and administrative expenses and gain on disposal of PP & E	(46.0)	(87.7)	(29.6)		(5.9)	(26.2)	(22.2)	(217.6)	(284.9)	(502.5)

Operating profit	$333.5	$79.0	$85.0		$33.2	$52.7	$57.1	$640.5	$(220.4)	$420.1

Total Assets	$1,255.0	$430.9	$186.9		$105.3	$128.9	$105.4	$2,212.4	$767.9	$2,980.3

	Reportable Segments
	Buildings – Canada	Buildings – U.S.	Heavy Industrial – Canada	Heavy Industrial – U.S.	Civil Infrastructure – Canada	Civil Infrastructure – U.S.	Other	Total	Consolidating Eliminations	Consolidated Total
2008
Contract revenues	$2,574.0	$1,373.6	$650.0	$483.9	$271.5	$482.4	$2.0	$5,837.4	$—	$5,837.4
Contract costs	(2,283.3)	(1261.7)	(532.5)	(379.0)	(230.4)	(420.1)	(0.5)	(5,107.5)	123.5	(4,984.0)

Gross profit	290.7	111.9	117.5	104.9	41.1	62.3	1.5	729.9	123.5	853.4
Indirect and administrative expenses and gain on disposal of PP & E	(43.5)	(36.8)	(28.8)	(12.9)	(4.8)	(12.8)	(0.1)	(139.7)	(302.7)	(442.4)

Operating profit	$247.2	$75.1	$88.7	$92.0	$36.3	$49.5	$1.4	$590.2	$(179.2)	$411.0

Total Assets	$1,163.7	$451.1	$214.5	$241.2	$129.9	$213.0	$9.2	$2,422.6	$681.9	$3,104.5

Information concerning principal geographic areas is as follows:

Contract Revenues (millions of dollars)	2010	2009	2008
Canada	$3,552.7	$3,608.5	$3,495.4
United States	1,685.8	2,549.5	2,340.0
Bahamas	—	—	2.0

Total	$5,238.5	$6,158.0	$5,837.4

Long-lived Assets (millions of dollars)	2010	2009	2008
Canada	$83.9	$93.5	$103.4
United States	41.1	48.5	69.1

Total	$125.0	$142.0	$172.5

Long-lived assets consist of property, plant and equipment and intangible assets.

Results of Operations: Consolidated

Contract revenues

New work securement remained consistent at $5.3 billion, as compared to $5.3 billion in 2009, after a drop from 2008’s new work of $5.9 billion. The distribution of new work securement between Canada and the U.S. also remained consistent with the prior year. The distribution of new work securement showed the largest increase amongst the Heavy Industrial – Canada segment which was up $317 million (37.6%) after being up $279 million (49.6%) in 2009. This increase was due primarily to the securement of a large project in each of the oil and mining industries. Backlog of $6.0 billion has remained consistent with October 31, 2009 of $6.1 billion. Contract revenues in 2010 of $5.2 billion were a decrease of $920 million (14.9%) as compared to 2009. Contract revenues in 2009 of $6.2 billion were an increase of $321 million (5.5%) as compared to 2008. Revenue attributable to the Company’s operations in the United States decreased $864 million (33.9%) in 2010 as compared to 2009. This decrease was due in part to a stronger average Canadian dollar in fiscal 2010 compared to the average United States dollar (10.6% strengthening). However, United States contract revenues in United States dollars did decrease in 2010 to $1.6 billion from $2.2 billion in 2009. This decrease of $600 million was due to continued weakness in construction spending in the United States. United States contract revenues increased by $210 million (9.0%) in 2009 as compared to 2008 due almost entirely to the weaker average Canadian dollar in fiscal 2009 compared to the average United States dollar (13.0% weakening). United States contract revenues in United States dollars decreased $81 million in 2009 as compared to 2008. United States contract revenues were again down in 8 operations and up in 3 operations, the same as in 2009. Two of the three increases in the United States were from the civil operations with a combined increase of $67.9 million in United States dollars. Canadian contract revenues decreased $55.8 million (1.5%) to $3.6 billion in 2010. This decrease was due to a drop in Buildings – Canada revenues of $623 million (22.1%) partially offset by an increase in Heavy Industrial – Canada of $400 million (68.1%). Canadian contract revenues increased $113 million (3.2%) in 2009 over 2008. Canadian revenues increased in 2009 primarily to increases in the Alberta Buildings operations ($399 million) offset by a decrease in the British Columbian operations ($269 million).

Contract Costs and Gross Profit

The Company only includes construction claims in revenue when the amount can be reasonably estimated and recovery of the claim is probable, such as when the claim is resolved or collected. As such, contract revenues and gross profit can fluctuate from year to year depending on the timing of the award or receipt of outstanding construction claims.

Gross profit has decreased $249 million (27.0%) in 2010 after an increase of $69 million (8.1%) in 2009. The gross profit as a percentage of contract revenues dropped to 12.9% from 15.0% in 2009. Gross profit as a percentage of contract revenues in 2009 was consistent with the 14.6% in 2008. Gross profit as a percentage of contract revenues in 2010 is closer to the four-year average of 13.7% and closer to the percentages attained in 2006 and 2007. The gross profit percentages in 2009 and 2008 were higher than the four-year average as the revenues realized were on work secured in the strong construction markets in fiscal 2006, 2007 and early 2008.

Indirect and Administrative Expenses

Indirect and administrative expenses fluctuate with the timing of new work. Salaried project personnel are charged to projects to which they are assigned. Upon project completion if salaried project personnel are not immediately assigned to another project they are charged to indirect and administrative expenses.

In 2010, indirect and administrative expenses decreased by $97.3 million. This decrease was due primarily to an $85.3 million decrease in bonuses paid to employees as a result of decreased Company profits and a decrease in depreciation and amortization expense of $8.1 million resulting from a reduction in property, plant and equipment.

In 2009, indirect and administrative expenses increased by $60.2 million. This increase was due primarily to a $17.8 million increase in bonuses paid to employees as a result of increased Company profits and an increase in salary expense of $31.4 million resulting from project personnel being moved from project costs as project work was completed.

Other Income

Other income consists of interest income earned on cash and cash equivalents and short-term deposits, foreign exchange gains, gains or losses on marketable securities and equity in earnings of limited liability companies and limited partnerships.

Interest income decreased $6.2 million despite only a small decrease in cash and cash equivalents and short-term deposits. This decrease was due to a slight decrease in the weighted average Canadian and United States prime rates but mostly a result of the reduction in the risk premium contained in short term investment rates. This resulted in a reduction in the average rate earned on cash and cash equivalents and short-term deposits from .87% in 2009 to .38% in 2010. In 2009 interest income decreased $4.7 million despite cash and cash equivalents and short-term deposits remaining consistent with the prior year. This decrease was due primarily to a decrease in the weighted average Canadian and United States prime rates of 2.12% and 1.87% respectively. The Company experienced a $1.3 million foreign exchange loss. The Canadian dollar remained much more constant against the U.S. dollar in fiscal 2010 resulting in a significant reduction in gain or loss as compared to prior years. In 2009, the Company experienced a $17.5 million foreign exchange gain on net U.S. dollar denominated debt due to a strengthening of the fiscal year-end exchange rate of 10.2%. In 2008, the Company experienced a foreign exchange loss of $53.8 million due to a weakening of the fiscal year-end exchange rate of 27.5% and the increase in the Company’s net U.S. dollar denominated debt. In 2010, 2009 and 2008 the Company recognized a loss of $0.5 million, $4.5 million and $1.7 million, respectively, on the sale of long-term investments. In 2010, 2009 and 2008 the Company recognized $0.002 million, $0.2 million, and $0.5 million, respectively, from equity in earnings of limited liability companies and limited partnerships.

Income Taxes

The effective income tax rate for fiscal 2010 is 29.5% (31.9% in 2009; 35.8% in 2008). The effective rate for 2010 differs from the combined Federal and Provincial or State statutory income tax rate of 31% (32% in 2009; 34% in 2008) primarily as a result of permanent differences, the recognition of previously unrecognized temporary differences and other changes in estimates, and enacted future tax rate reductions.

Results of Operations: Buildings – Canada

Contract revenues

Contract revenues in 2010 decreased $623 million due primarily to decreases in the Alberta ($305 million) and Ontario ($291 million) operations. These decreases were due to significant new work securement in these operations in 2006-2008 and the completion of these projects occurred in 2009 or in early fiscal 2010. All other operations remained consistent with 2009 revenues.

In 2009, contract revenues increased $244 million (9.5%) due primarily to increases in the Alberta ($399 million) and Ontario ($90.3 million) operations offset by a decrease in the British Columbian operations ($269 million).

Contract Costs and Gross Profit

Gross profit for this segment decreased $142 million in 2010 after an increase last year of $88.9 million. Gross profit as a percentage of contract revenues in 2010 dropped to 10.8% from 13.5% attained in 2009. This is closer to the four-year average of 11.8% and closer to the percentages attained in 2006 and 2007. The gross profit percentage in 2009 was higher than the four-year average as the revenues realized were on work secured in the strong construction markets in fiscal 2006-2008.

Indirect and Administrative Expenses

Indirect and administrative expenses increased to 2.5% of contract revenues in 2010 as compared to 1.6% in 2009 and 1.7% in 2008. Indirect and administrative expenses as a percentage of contract revenues increased due entirely to the decrease in contract revenues from 2009 & 2008 without a proportionate decrease in indirect and administrative expenses as salaried personnel that had been charged directly to project costs were charged to indirect and administrative expenses in 2010.

Results of Operations: Buildings – U.S.

Contract revenues

Contract revenues decreased $788 million in 2010. Contract revenues decreased in 6 of the 7 operations with the most significant decreases happening in Colorado ($181 million), Washington ($171 million), and Florida ($110 million). The decreases experienced in this segment were due to the continued weakness in construction spending in the United States.

Contract revenues increased $271.5 million in 2009. This increase was due primarily to increases in Colorado ($267 million) and Washington ($100 million) offset by decreases in Minnesota ($109 million) and Hawaii ($95.4 million). The balance of the increase was due to increases in the remaining 3 markets. This increase in contract revenues was a result of work secured through 2006-2008.

Contract Costs and Gross Profit

Gross profit decreased $90.2 million in 2010 after an increase of $54.8 million in 2009. Gross profit as a percentage of revenues decreased to 8.9% which is close to the four-year average of 8.6%.

The 2009 gross profit percentage increased significantly to 10.1% from 8.1% in 2008. The gross profit percentage has steadily increased over the last three years due primarily to an overall strengthening of this market segment which ended in early fiscal 2008 (during which the current work was secured), an increase in the amount of self-perform work and a larger proportion of design/build construction projects. As disclosed in “Item 4B – Information on the Company – Business Overview” design/build projects normally earn higher fees commensurate with the additional risk being taken.

Indirect and Administrative Expenses

Indirect and administrative expenses as a percentage of contract revenues increased to 5.8% in 2010 and 5.3% in 2009 from 2.7% in 2008. 2010 and 2009 indirect and administrative expenses as a percentage of revenues are higher than 2008 due primarily to the placing of unassigned project people into overhead in the operations which has seen decreases in contract revenues during 2010 and 2009.

Results of Operations: Heavy Industrial – Canada

Contract revenues

Contract revenues were up $400 million in 2010. This increase was due primarily to a large oil refinery project near Fort Saskatchewan, Alberta and an oil refinery in Regina, Saskatchewan, along the award of a significant oil sands project near Fort McMurray, Alberta.

2009 contract revenues in the Heavy Industrial – Canada segment were down $63.1 million in 2009 after several successive years of contract revenue increases. This decrease in 2009 was due to the cancellation or deferral of several large oil sands and oil sands upgrader projects in the fall of 2008 due to the financial market turmoil and sudden dramatic drop in the price of crude oil during this period.

Contract Costs and Gross Profit

Gross profit in the Heavy Industrial – Canada segment increased to $127 million from $115 million in 2009 and $118 million in 2008. Gross profit as a percentage of contract revenues decreased 6.6% to 12.9% from 19.5% in 2009 and 18.1% in 2008. This decrease was a result of a significant reduction in the industrial construction activity in Western Canada as well as a change in the contract delivery method.

Indirect and Administrative Expenses

Indirect and administrative expenses increased by $2.7 million (9.3%) in 2010 after a slight increase of $0.8 million in 2009. Indirect and administrative expenses as a percentage of contract revenues were 3.3% compared to 5.0% in 2009 and 4.4% in 2008. Indirect and administrative expenses didn’t increase in a consistent manner with contract revenues as salaried personnel have been charged directly to project costs in 2010 instead of overhead, as was the case in 2009 when most of this personnel was participating in the pursuit of new work opportunities.

Results of Operations: Civil Infrastructure – Canada

Contract revenues

Contract revenues were up $167 million in 2010. This increase was due primarily to the Alberta operations, which increased $143 million and accounts for the large majority of the companies civil infrastructure activity in Canada. The Government of Canada’s Infrastructure Stimulus Fund impacted this increase in contract revenues.

2009 contract revenues in this segment were down $67.6 million. This decrease was due to the completion of several light rail transit projects in Alberta in either late fiscal 2008 or early fiscal 2009, for which replacement work was not secured.

Contract Costs and Gross Profit

Gross profit in the Civil Infrastructure – Canada segment increased to $64.8 million from $39.2 million in 2009 and $41.1 million in 2008. Gross profit as a percentage of contract revenues in 2010 was 17.5% and consistent with the four-year average of 17.1%.

Indirect and Administrative Expenses

Indirect and administrative expenses increased by $16.7 million in 2010 from $5.9 million in 2009 and $4.8 million in 2008. This increase is the result of the Company’s increased focus on this industry segment and the building of resources to expand its presence in other geographic markets.

Results of Operations: Civil Infrastucture – U.S.

Contract revenues

Contract revenues were up $65.5 million in 2010 after a decrease of $34.2 million in 2009. This segment was up in part due to the American Recovery and Reinvestment Act in the United States. Work under this program came out for tender in late fiscal 2008 through to fiscal 2009 and was well under construction in fiscal 2010.

2009 contract revenues were down due to the financial market turmoil that had a significant impact on the residential housing market in the United States that in turn impacted this segment’s water and wastewater market.

Contract Costs and Gross Profit

Gross profit increased $6.5 million in 2010 after an increase of $16.6 million in 2009. Gross profit as a percentage of revenue was 16.6% in 2010 and 17.6% in 2009. This was higher than the four-year gross profit percentage average of 13.6% as a result of a larger proportion of design/build construction projects that is resulting in gross profit increases through effective risk management. As disclosed in “Item 4B – Information on the Company – Business Overview” design/build projects have potential for higher fees commensurate with the additional risk being taken.

Indirect and Administrative Expenses

Indirect and administrative expenses increased by $4.9 million in 2010 after an increase of $13.4 million in 2009. Indirect and administrative expenses as a percentage of revenues were 6.0% compared to 5.8% in 2009 and 2.7% in 2008. This increase is the result of the companies increased focus on this industry segment and the building of resources to expand its presence in other geographic markets.

B. Liquidity and Capital Resources

Below is a brief summary of the Company’s financial position for the last two fiscal years ending October 31st. For more detailed information, please see the consolidated financial statements attached to this report.

(in millions of dollars except shares outstanding)	2010	2009
Working capital	$793.1	$734.4
Shareholders’ Equity – Canadian GAAP	940.5	923.3
Redeemable Common Stock – U.S. GAAP	936.2	904.1
Shares Outstanding as at Oct. 31(1)	32,114,049	28,501,414

Notes:

(1)	This represents the total of all Class 1, 2, 3, 4, 5, 6, 7, and 8 common shares of the Company.

Financial Condition

As at October 31, 2010, the Company held $1,031.8 million in cash and cash equivalents, an increase of $68.6 million from October 31, 2009. This increase is due to the increase in cash provided from operations ($119.6 million), a net issuance of capital ($94.1 million), a decrease in short term deposits ($86.4 million) and a net increase in bank loans ($50.3 million) offset primarily by the payment of dividends ($276.5 million).

Cash provided from operations decreased $108.5 million to $119.6 million at October 31, 2010 compared to $228.1 million at October 31, 2009. This decrease is due primarily to a decrease in net earnings ($109.8 million), decreases in accounts payable ($136.2 million), accrued liabilities ($59.7 million), unearned revenue ($68.8 million), and income taxes payable ($45.5 million) offset by a decrease in accounts receivable ($226.6 million). Cash provided by or used for operations can vary from year to year depending on the mix of contract types, contract terms, and their stage of completion.

Included in cash and cash equivalents is $221.5 million (2009 – $182.8 million) pledged in favor of a bank for the Company’s US dollar denominated bank loans. These bank loans (2010 – $229.5 million; 2009 – $181.8 million) are used exclusively to minimize changes in the value of the United States operations as a result of currency exchange fluctuations, are renewed every 30 to 365 days and are covered by a syndicated credit facility. Interest on these loans is designed to vary with the bank’s United States’ Base Rate or the London Interbank Offered Rate plus 0.65% at the Company’s option. During 2010 the Company increased its borrowings under these credit facilities by $47.7 million to reflect the increase in net assets of the operations in the United States that resulted from the increase in retained earnings.

Short-term deposits decreased $100.4 million to $151.8 million in 2010 from $252.2 million in 2009. Included in short-term deposits in 2010 was $11.4 million that was pledged in favor of a bank for the Company’s US dollar denominated bank loans.

Long-term investments held by the Company increased $7.7 million in 2010 and decreased $2.7 million in 2009. The 2010 increase was due to net realized and unrealized gains in securities available-for-sale. The decrease in 2009 was due primarily to a reduction in securities held-for-trading of $9.5 million offset by net realized and unrealized gains in securities available-for-sale of $6.8 million.

Cash flow used by investing activities, net of short-term deposit and long-term investment activities, was $3.5 million in 2010 compared to 2009 when $12.5 million was provided by investing activities, net of short-term deposit and long-term investment activities. The major use of cash flow is the purchase of property, plant and equipment. Cash flow used to acquire property, plant and equipment in 2010 was $26.5 million and $21.9 million in 2009.

Cash flow of $132.1 million was used for financing activities in 2010 and $240.7 million in 2009. The Company increased its bank loans by $50.3 million in 2010 as compared to a decrease of $76.5 million in 2009. Net issuance of share capital provided cash of $94.1 million and $102.7 million in 2010 and 2009 respectively offset by the payment of dividends of $276.5 million in 2010 and $266.8 million in 2009. These amounts are determined by the Board of Directors and are paid in February of each year.

Liquidity

The Company has access to lines of credit in the amount of $417.3 million, in addition to the U.S. dollar denominated bank loans see “Financial Condition” section above. At October 31, 2010 the Company has utilized $230.6 million (2009 – $239.3 million) of these lines of credit, all in the form of letters of credit. Working capital as at October 31, 2010 is $793.1 million which represents an increase of $58.7 million over 2009’s working capital of $734.4 million.

Issuance of share capital provides a significant source of cash for the Company. Shares are normally offered to eligible salaried employees in March or April of each year. The Company repurchased all shares of employees terminated in the year and while there is no obligation to do so, generally repurchases shares of active employees at the employee’s request. As mentioned above, cash proceeds from issuance of share capital less repurchases were $94.1 million and $102.7 million in 2010 and 2009 respectively.

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

D. Trends and Uncertainties

Management believes that the Company is well positioned for the near term. In 2010, the Company experienced new work attainment of $5.3 billion (2009 – $5.3 billion), and at the end of 2010, the Company had a backlog (which is anticipated revenue from uncompleted contracts) of $6.0 billion (2009 – $6.1 billion). These achievements provided a strong starting point for 2011 and beyond.

However, as noted under “Item 3 – Risk Factors”, recent global economic developments, including the financial crisis of 2008, have resulted in slowdowns in demand for our services in all of our principal markets. Credit and/or financing is very hard to find and, when available, interest rates on such financing now carry a premium compared to the last number of years. This has put pressure on private developers trying to find financing and will likely put pressure on the Public-Private Partnership delivery models that we have been participating in (as discussed below) as the spread between interest rates for government lending and private sector lending has narrowed during the year and the availability of financing to the private sector has improved. The diversification of our operating segments, along with the long-term nature of our construction contracts already in progress, offset immediate impacts from these economic changes, but there can be no assurances that new work securement, and our business overall, will not be impacted if there is a prolonged slow down in our principal markets.

The Company continues to benefit from large bonding capacity enabling it to bid on work not accessible to many smaller construction firms. This will continue to be a strong driver in the Company’s growth and its ability to compete. Bonding of contractor performance and payment obligations is a standard practice with many construction owners and their lenders, who are contracting on a fixed price basis, to ensure that there is sufficient capital available for the contractor to fulfill its obligations. PCL’s backlog of bonded work varies significantly depending on the economic cycles and the mix of fixed price contracts versus reimbursable contracts PCL obtains. Our equity, working capital and operating track record have enabled us to secure bonding capacity to operate with a total backlog of work exceeding $10 billion.

The Company continues to bid projects as Public-Private Partnerships (defined by The Canadian Council for Public-Private Partnerships as “a cooperative venture between the public and private sectors, built on the expertise of each partner, that best meets clearly defined public needs through the appropriate allocation of resources, risks and rewards”) where PCL has participated as a design build contractor and has been successful in this evolving market already securing projects worth approximately $3.1 billion.

Diversity in both geographic location and construction markets continues to be essential in the global economy. Cyclical demand for construction services is typical of the industry and operations can also be adversely affected by shortages of labor and supplies, adverse weather conditions, government spending constraints and the Company’s ability to obtain bonding.

E. Off-Balance Sheet Arrangements

For the Company’s joint venture activity it is contingently liable at October 31, 2010 for $37.3 million (2009 – $19.8 million) for the other joint venture participants’ share of liabilities, net of security by way of letters of credit and cross-company guarantees, should the other joint venture participants not be able to satisfy them.

Management believes that the contingent joint venture liabilities will not have a materially adverse effect on the Company’s financial position, results of operations, or liquidity.

F. Contractual Obligations

(thousands of dollars)	Payment due by period
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank loans	$229,545	$229,545	$—	$—	$—
Interest commitments on bank loans(2)	776	776	—	—	—
Bank loans relating to build-interim finance construction contracts(3)	95,517	10,652	84,865	—	—
Interest commitments on bank loans relating to build-interim finance construction contracts(4)	12,067	6,048	6,019	—	—
Operating lease obligations	33,708	8,076	13,236	7,177	5,219
Employer contributions to defined benefit pension plan(5)	1,430	1,430	—	—	—
Purchase commitments(6)	—	—	—	—	—

Total	$373,043	$256,527	$104,120	$7,177	$5,219

Notes:

(1)	The table above does not include contracts with subcontractors and suppliers because, in the event of termination of the prime contract for convenience by the owner, the Company generally has the right to cancel its subcontracts and purchase orders in relation to that prime contract by paying costs or damages of the subcontractor or supplier resulting directly from the termination of the subcontract or purchase order or by paying such amounts as the Company recovers from the owner.
(2)	Interest rates on the bank loans vary with the bank’s U.S. Base Rate or the London Interbank Offered Rate (LIBOR) plus 0.65% at the Company’s option. The Company has chosen the LIBOR rate plus 0.65% on all bank loans. The Company has assumed that the LIBOR rate will be at an average of 0.38% over the remaining terms of the loans, and has prepared its estimate of interest commitments for these loans on this basis.
(3)	The Company has financing arrangements in relation to certain build-interim finance construction contracts. The total financing available under these financing arrangements is $415,744. The financing arrangements have maturity dates that correspond with the dates of substantial completion of the related construction contracts.
(4)	The total financing available under these financing arrangements is $102,297 at an interest rate equal to the Canadian Dollar Offered Rate plus 1.00% and $129,811 at an interest rate equal to the Canadian Dollar Offered Rate plus 1.40%. The interest commitments have been determined based on the predefined drawdown schedules contained in the financing arrangements. The Company has assumed that the Canadian Dollar Offered Rate will be at an average of 4.26%.
(5)	The Company’s best estimate of contributions to be paid to the defined benefit pension plan during the year ending October 31, 2011 is $1,430. The Company is unable to estimate what its contributions will be under the plan in years subsequent to October 31, 2011, and therefore has not included any contributions related to the plan for these years in the table above.
(6)	The Company has no material purchase commitments for capital expenditures, either individually or in aggregate, subsequent to October 31, 2010.

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

Revenue Recognition on Contracts

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

Ross A. Grieve – 63

Edmonton, Alberta, Canada

Joined Poole Construction Limited (a predecessor to PCL) in 1969 and held numerous positions, including that of President and Chief Executive Officer (from 1997 until stepping down on November 1, 2010), before assuming his present position as Chairman of the Board of PCL Employees Holdings Ltd.; Chair of PCL Employees Holdings Ltd. Human Resource, Compensation, and Nominating Committee; and a member of the PCL Employees Holdings Ltd. Audit Committee. Mr. Grieve presently serves as a director of Melcor Developments Ltd., a publicly-traded residential, commercial, and industrial property development company; Inn at the Forks Ltd., a hotel company; and AIMCo, one of Canada’s largest and most diversified institutional investment fund managers.

	Chairman, PCL Employees Holdings Ltd. and Chairman, PCL Construction Holdings Ltd.	1991

Name, Age, Place of Residence and Biographical Information	Principal Occupation	Director Since

Joseph D. Thompson – 77

Edmonton, Alberta, Canada

Joined Poole Construction Limited (a predecessor to PCL) in 1967. On November 1, 2010 Mr. Thompson stepped down as Chair of the PCL Employees Holdings Ltd. Human Resource, Compensation, and Nominating Committee but continues as a member of this committee until January 31, 2011, when he will cease to be a director of PCL Employees Holdings Ltd. and cease to be a member of the aforementioned committee and the Audit Committee of PCL Employees Holdings Ltd. Mr. Thompson also serves as a board member of Eleven Engineering Inc., a designer and manufacturer of wireless audio applications; and a registered charity, the Royal Alexandra Hospital Foundation.

	Private Investor; Director, PCL Employees Holdings Ltd., and Director, PCL Construction Holdings Ltd.	1984

Garnet K. Wells – 70 Chestermere, Alberta, Canada Joined the PCL family of companies in 1986 as chief financial officer. He retired in 2001 but remains a Director of PCL Employees Holdings Ltd. and a member of the PCL Employees Holdings Ltd. Audit Committee and PCL Employees Holdings Ltd. Human Resource, Compensation, and Nominating Committee. Mr. Wells will become Chair of the PCL Employees Holdings Ltd. Audit Committee on February 1, 2011. Mr. Wells also serves as vice-chairman of the board of Conematic Heating Systems Inc., a heating systems manufacturing company.	Private Investor; Director, PCL Employees Holdings Ltd., and Director, PCL Construction Holdings Ltd.	1987

Henry R. Gillespie – 77

Edmonton, Alberta, Canada

Joined Poole Construction Limited (predecessor to PCL) in 1969 as secretary/treasurer and retired in 1984 as Chief Financial Officer. Mr. Gillespie is a director of PCL Employees Holdings Ltd., Chair of PCL Employees Holdings Ltd. Audit Committee, and a member of PCL Employees Holdings Ltd. Human Resource, Compensation, and Nominating Committee. Mr. Gillespie will cease to be a director of PCL Employees Holdings Ltd., Chair of the PCL Employees Holdings Ltd. Audit Committee, and a member of the Human Resource, Compensation, and Nominating Committee on January 31, 2011.

	Private Investor; Director, PCL Employees Holdings Ltd., and Director, PCL Construction Holdings Ltd.	1977

Paul G. Douglas – 56 Edmonton, Alberta, Canada Joined PCL in 1985 and held many positions before assuming his present position as President and Chief Executive Officer of PCL Employees Holdings Ltd. on November 1, 2010. He became President and Chief Executive Officer of PCL Construction Holdings Ltd. on November 1, 2009. Mr. Douglas serves on the Board of Trustees of the University Hospital Foundation, Edmonton.	President and Chief Executive Officer, PCL Employees Holdings Ltd. and President and Chief Executive Officer, PCL Construction Holdings Ltd.	2009

Senior Management

The key executive officers of PCL Employees Holdings Ltd. and its principal subsidiary companies are as follows:

Name	Title	PCL Company	Years with Company
Peter E. Beaupré – 60 Denver, Colorado, USA Joined PCL in 1980. During his 30 years with PCL he has held many positions before assuming his current position as President in 1998 and Chief Operating Officer in 2001 of PCL Construction Enterprises, Inc. He is responsible for all U.S. operations.	President and Chief Operating Officer	PCL Construction Enterprises, Inc.	30

Paul G. Douglas – 56 Edmonton, Alberta, Canada Joined PCL in 1985 and held many positions before assuming his present position as President and Chief Executive Officer of PCL Employees Holdings Ltd. on November 1, 2010. He became President and Chief Executive Officer of PCL Construction Holdings Ltd. on November 1, 2009.	President and Chief Executive Officer	PCL Employees Holdings Ltd. and PCL Construction Holdings Ltd.	25

David G. Filipchuk – 48 Edmonton, Alberta, Canada Joined PCL in 1984. In his current position as Regional Vice President, Western Canadian Buildings, he is responsible for the buildings and civil infrastructure operations in Saskatchewan, Alberta, British Columbia, and the Northwest Territories. He is also responsible for corporate services, which includes Operations Support, Professional Development, Human Resources, Systems and Technology, Communications, and Support Services.	Regional Vice President, Western Canadian Buildings	PCL Constructors Inc.	26

Robert J. Holmberg – 51 Edmonton, Alberta, Canada Joined PCL in 1987 and has held various positions within the Canadian buildings operations before assuming his current position as President, Western Canadian Buildings responsible for the buildings and civil infrastructure operations in Saskatchewan, Alberta, British Columbia, and the Northwest Territories.	President, Western Canadian Buildings	PCL Constructors Inc.	23

Name	Title	PCL Company	Years with Company
Ian R. Johnston – 53 Edmonton, Alberta, Canada Joined PCL in 2002 as a Vice President and is responsible for the heavy industrial operations in Canada. He has over 30 years of industrial construction experience. Prior to joining PCL he was the president responsible for operations in Canada for a multi-national EPC contractor.	Senior Vice President, Heavy Industrial	PCL Constructors Inc.	8

Michael J. Kehoe – 45 Denver, Colorado, USA Joined PCL in 2000 after working with an international public accounting firm in the Denver market. He is responsible for the accounting, tax, treasury, and financial reporting functions in the United States.	Vice President, Finance, Secretary/Treasurer	PCL Construction Enterprises, Inc.	10

Gordon D. Maron – 63

Edmonton, Alberta, Canada

Began his career in construction with Poole Engineering Co. Ltd. (a predecessor to PCL) in 1966 and has been with PCL for all but two years when he worked for another civil construction company. Mr. Maron has over 40 years of experience in construction accounting, finance, and risk management. He holds the position of Chief Financial Officer of PCL Construction Holdings Ltd. responsible for all financial aspects of the corporation, corporate insurance risk management, and the asset management companies until February 1, 2011 when he becomes Executive Vice President as part of succession planning. He will continue to be responsible for the asset management companies of the corporation.

	Vice President, Secretary/Treasurer Chief Financial Officer	PCL Employees Holdings Ltd. PCL Construction Holdings Ltd.	40

R. Brad Nelson – 57 Toronto, Ontario, Canada Joined PCL in 1997 and is responsible for Canadian building and civil infrastructure operations. He has over 30 years of construction experience in Canada and the United States. Prior to joining PCL, he was executive vice president and chief operating officer responsible for North American operations for a large contractor.	President and Chief Operating Officer, Canadian Buildings	PCL Constructors Inc.	13

Name	Title	PCL Company	Years with Company
Gordon L. Panas – 50 Edmonton, Alberta, Canada Worked for PCL from 1991 to 1997, after which he worked for another contractor as chief financial officer and ultimately chief executive officer. He returned to PCL in 2009 as Executive Vice President, Finance and Administration. Effective February 1, 2011 he will become Chief Financial Officer responsible for all financial operations and corporate insurance risk management.	Executive Vice President, Finance and Administration	PCL Construction Holdings Ltd.	7

Peter A. Stalenhoef – 57 Edmonton, Alberta, Canada Joined the PCL family of companies in 1987 and held varied positions within the industrial operations before assuming his current position as President and Chief Operating Officer, Heavy Industrial responsible for the industrial operating companies. He has over 30 years of heavy industrial construction experience with an emphasis in petrochemical, refinery, oil and gas, power, and pulp and paper projects.	President and Chief Operating Officer, Heavy Industrial	PCL Constructors Inc.	23

Douglas R. Stollery – 57 Edmonton, Alberta, Canada Joined the PCL family of companies in 2006 as general counsel. He practiced law with a private law firm in Edmonton, Alberta from 1977 to 2006. He is responsible for the legal affairs and serves as corporate secretary for the PCL family of companies.	Secretary Secretary General Counsel	PCL Employees Holdings Ltd. PCL Construction Holdings Ltd. PCL Constructors Inc.	4

Alfred E. Troppmann – 61 Denver, Colorado, USA Began his career with Poole Construction Limited (a predecessor to PCL) in 1973. In his current position as President of PCL Construction Services, Inc. and Executive Vice President of PCL Construction Enterprises, Inc., he is responsible for building and civil infrastructure operations in the United States, with the exception of the civil infrastructure operations in the southeast.	Executive Vice President President	PCL Construction Enterprises, Inc. PCL Construction Services, Inc.	37

Name	Title	PCL Company	Years with Company
Shaun P. Yancey – 52 Denver, Colorado, USA Joined PCL in 1982 and held numerous positions prior to his present position as Senior Vice President responsible for the US civil infrastructure operations in the southeast; and Human Resources, Professional Development, and Business Development in the US head office.	Senior Vice President	PCL Construction Enterprises, Inc.	28

There are no family relationships among any of the directors and officers of the Company listed above.

B. Compensation

Total compensation paid to the Company’s directors and senior management for the fiscal year ended October 31, 2010 was $37,041,562. The aggregate remuneration paid to the directors of the Company for the fiscal year ended October 31, 2010 was $15,095,672. The aggregate remuneration paid to the five highest officers and employees of the Company, other than directors, for the fiscal year ended October 31, 2010 was $3,876,231. This amount does not include dividends paid to the directors and senior management in respect of common shares. Directors and senior management share ratably in all dividends with other employee-shareholders.

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

The chairman, president and chief executive officer, and vice president, secretary/treasurer of the Company receive a non-discretionary bonus that is a fixed percentage of the overall operating results for the Company. Three of the chief operating officers receive a non-discretionary bonus that is a fixed percentage of operating results of the units of the Company over which they have charge. Other members of senior management described above participate in a discretionary bonus program under which they share in a bonus pool based on operating results, as approved by the Board of Directors of the Company and as individually set by the chief executive officer and senior management. Bonuses for 2010 are paid out in December 2010.

The total amount paid by the Company to the defined contribution pension plan of our senior management for the fiscal year ended October 31, 2010 was $261,228. The Company has not set aside or accrued any other amount to provide pension, retirement or similar benefits for senior management or directors.

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

Audit Committee

The audit committee has a formal mandate and consists of at least two members of the Board. The current members of the Company’s audit committee are Ross A. Grieve, Joseph D. Thompson, Garnet K. Wells and Henry R. Gillespie.

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

In addition, the audit committee:

•	recommends to the Board annually, the firm to be retained as the Company’s independent auditor;

•	pre-approves all audit services to be provided by the independent auditor;

•

pre-approves all audit-related, tax and other non-audit services to be provided by the independent auditor, provided that the Chairman of the Committee is authorized to approve such services where the aggregate fees are estimated to be less than or equal to $25,000 per fiscal year, or such other amount as may be authorized by the Board of Directors;

•

recommends to the Board the remuneration to be paid to the Company’s independent auditor, provided that the Chairman of the Committee is authorized to approve remuneration of up to $25,000 per fiscal year, or such other amount as may be authorized by the Board of Directors, to be paid to the Company’s independent auditor for additional services;

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

•	reviews, with the independent auditor, the annual financial reports of the Company, prior to the Committee recommending the reports to the Board for approval; and

•	reviews, with the independent auditor:

•	the quality and adequacy of the Company’s accounting policies, financial controls and systems; and

•	the quality and adequacy of management’s disclosure of information to the independent auditor.

The audit committee also:

•	approves the Internal Audit Team Charter;

•	approves the annual Internal Audit Plan;

•

receives communications from the head of Internal Audit (“HIA”) on the results of the internal audit activities or other matters that the Committee or CEO determines are necessary, including annual confirmation of the Team’s organizational independence;

•	approves the CFO’s proposals regarding the appointment and removal of the HIA;

•	makes appropriate inquiries of the HIA to determine whether there are audit scope or budgetary limitations that impede the ability of the Internal Audit Team to execute its responsibilities;

•	reviews, with the appropriate officers of the Company, the annual financial reports of the Company, before the Committee recommends reports to the Board for approval;

•

reviews, with the Company’s management, its plans and reports concerning the Company’s ongoing program of internal reviews of districts or offices of the Company’s subsidiaries or specific projects of the Company’s subsidiaries, including approval of the specific assignments for the year and review of the completed reports;

•	reviews, with the appropriate officers of the Company or its subsidiaries of the Company:

•	the quality and adequacy of the Company’s accounting policies, financial controls and systems; and

•	the quality and adequacy of management’s disclosure of information to the independent auditor;

•

reviews, with the appropriate officers of the Company, any required filings under applicable securities laws and all communications to the Company’s shareholders that relate to financial reporting and internal controls, including the Company’s proposed Financial and Risk Report and Employee Information Package with respect to the Company’s Employee Share Purchase, and recommend approval to the Board;

•	reviews annual reports on insurance coverage prepared by the Company’s management and forwards as information to the Board of Directors, together with any applicable recommendations;

•

reviews reports on Employee Pension Benefit Plans prepared by the Company’s management and ensures that the necessary Trustees and Investment Committees are in place, and forwards as information to the Board of Directors;

•

reviews, with the Company’s management, its calculation of the Adjusted Consolidated Book Value of all Common Shares of the Company and recommends to the Board of Directors the amount to be determined as the Adjusted Consolidated Book Value of all Common Shares in accordance with the Unanimous Shareholder Agreement; and

•

requires that the Company’s management disclose to the Committee the existence of any improper or illegal conduct of which management is aware and periodically review with the Company’s management the steps being taken to avoid, disclose and correct such improper or illegal conduct.

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

The audit committee may request any officer or employee of the Company or any of its subsidiaries, or the Company’s outside legal counsel, or other third parties, to attend a meeting of the Committee or to meet with any members of, or act as consultants to the audit committee. The audit committee may meet with management, the Internal Audit Team, the independent auditor or others in private sessions to discuss any matter that the audit committee, management, the Internal Audit Team, the independent auditor or other such persons believe should be discussed privately.

The audit committee requires the Company’s management, the Internal Audit Team, the independent auditor and the ECCC to provide the audit committee with the necessary information as required by the audit committee to fulfill its responsibilities.

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

Human Resource, Compensation and Nominating Committee

The members of the Company’s human resource, compensation and nominating committee are Ross A. Grieve, Joseph D. Thompson, Garnet K. Wells and Henry R. Gillespie. The committee has a formal mandate under which it functions. The committee consists of at least two members of the Board.

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

•

approves the salary, bonus and share allocation for the president and chief executive officer of PCL Construction Holdings Ltd., and the chief financial officer, president and chief operating officer of the United States operations, president and chief operating officer of Canadian Buildings, president and chief operating officer of Heavy Industrial, and general counsel;

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

D. Employees

The following chart lists the average number of salaried and hourly personnel (unionized and non-unionized) employed by or through the independent operating companies of PCL by location for each of the last three fiscal years:

Average Number of Employees	2010*	2009	2008
Salaried Staff
Canada	2,129	2,061	2,133
United States	1,275	1,285	1,379
Australia	4	—	—
Bahamas	—	1	1
Hourly Trades
Canada
Unionized	3,118	3,353	2,142
Non - Unionized	120	7	8
United States
Unionized	446	656	867
Non - Unionized	1,852	1,470	1,683

*	Note: Based on count as of December 2010.

All hourly trades are temporary employees. Each independent operating company generally maintains good relations with the various unions for which it has collective bargaining agreements.

E. Share Ownership

The following table presents information regarding the ownership of certain classes of shares by our directors and executive officers as of December 31, 2010.

Name	Title	PCL Company	Number & Share Class		Percentage of Class			Percentage of Total Voting Shares
Peter E. Beaupré (1)	President and Chief Operating Officer	PCL Construction Enterprises, Inc.	400 18,750 316,700 139,550	Class 5(8) Class 2 Class 6(8) Class 4	* * 9.84 3.01	% %	Class 5(8) Class 2 Class 6(8) Class 4	5.81%
Paul G. Douglas (2)	President & Chief Executive Officer President & Chief Executive Officer	PCL Employees Holdings Ltd. PCL Construction Holdings Ltd.	10,400 528,200	Class 2 Class 4	* 11.4%		Class 2 Class 4	6.73%
David G. Filipchuk	Regional Vice President, Western Canadian Buildings	PCL Constructors Inc.	65,880 107,120	Class 2 Class 4	* 2.31%		Class 2 Class 4	1.36%
Henry R. Gillespie (3)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1.08%		Class 4	0.64%
Ross A. Grieve (4)	Director Director	PCL Employees Holdings Ltd. PCL Construction Holdings Ltd.	194,400 656,000	Class 2 Class 4	1.20 14.15	% %	Class 2 Class 4	8.35%
Robert J. Holmberg	President, Western Canadian Buildings	PCL Constructors Canada Inc.	20,344 149,320	Class 2 Class 4	* 3.22%		Class 2 Class 4	1.90%
Ian R. Johnston	Senior Vice President, Heavy Industrial	PCL Constructors Inc.	43,820 93,240	Class 2 Class 4	* 2.01%		Class 2 Class 4	1.19%
Michael J. Kehoe	Vice President, Finance, Secretary/Treasurer	PCL Construction Enterprises, Inc.	400 121,650	Class 5(8) Class 6(8)	* 3.78%		Class 5(8) Class 6(8)	1.55%
Gordon D. Maron	Vice President, Secretary/Treasurer Chief Financial Officer	PCL Employees Holdings Ltd. PCL Construction Holdings Ltd.	51,400 324,000	Class 2 Class 4	* 6.99%		Class 2 Class 4	4.13%
R. Brad Nelson	President and Chief Operating Officer, Canadian Buildings	PCL Constructors Inc.	400 393,490	Class 2 Class 4	* 8.49%		Class 2 Class 4	5.01%
Gordon L. Panas	Executive Vice President, Finance and Administration	PCL Constructors Inc.	0 120,000	Class 2 Class 4	* 2.59%		Class 2 Class 4	1.53%

Name	Title	PCL Company	Number & Share Class		Percentage of Class		Percentage of Total Voting Shares
Peter A. Stalenhoef (5)	President and Chief Operating Officer, Heavy Industrial	PCL Constructors Inc.	18,000 389,410	Class 2 Class 4	* 8.40%	Class 2 Class 4	4.96%
Douglas R. Stollery	Secretary General Counsel	PCL Employees Holdings Ltd. PCL Constructors Inc.	400 174,000	Class 2 Class 4	* 3.75%	Class 2 Class 4	2.22%
Joseph D. Thompson (6)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1.08%	Class 4	0.64%
Alfred E. Troppmann	Executive Vice President President	PCL Construction Enterprises, Inc. PCL Construction Services, Inc.	40,400 316,330	Class 5(8) Class 6(8)	* 9.83%	Class 5(8) Class 6(8)	4.03%
Garnet K. Wells (7)	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1.08%	Class 4	0.64%
Shaun P. Yancey	Senior Vice President	PCL Construction Enterprises, Inc.	29,150 152,540	Class 5(8) Class 6(8)	* 4.74%	Class 5(8) Class 6(8)	1.94%

Notes:

*	Less than 1%.
(1)	Includes 317,100 shares held of record by Mr. Peter E. Beaupré and 158,300 shares held of record by Casalingo Productions Inc., a company beneficially owned by Mr. Peter E. Beaupré.
(2)	Shareholder of record is Dougco Holdings Limited, a company beneficially owned by Mr. Paul G. Douglas.
(3)	Shareholder of record is Cabernet Investments Ltd., a company beneficially owned by Mr. Henry R. Gillespie.
(4)	Includes 306,700 shares held of record by Mr. Ross A. Grieve and 543,700 shares held of record by Kamandor Holdings Ltd., a company beneficially owned by Mr. Ross A. Grieve.
(5)	Shareholder of record is 635098 Alberta Ltd., a company beneficially owned by Mr. Peter A. Stalenhoef.
(6)	Shareholder of record is Jonan Enterprises Ltd., a company beneficially owned by Mr. Joseph D. Thompson.
(7)	Shareholder of record is Garval Investments Inc., a company beneficially owned by Mr. Garnet K. Wells.
(8)	Class 5 and 6 shares are held in trust by PCL Administrator, LLC.

Employee Stock Purchase Plans

Since its inception, PCL Employees Holdings Ltd. has been owned by employees and directors of PCL Employees Holdings Ltd. and its subsidiaries and affiliates (including Employee’s Corporations as described in the Amended Unanimous Shareholders Agreement – see “Item 10 – Additional Information – Unanimous Shareholder Agreement”). In order to provide new employees with an opportunity to participate in ownership and to provide continuing employees with an opportunity to increase their ownership in PCL Employees Holdings Ltd., the Board has followed the practice of adopting annual employee stock purchase plans pursuant to which common shares are made available for purchase from the Company by such employees. Participation in such plans is limited to salaried employees. Those plans are of two types: (i) “Universal Plans” under which shares are available to certain salaried employees, subject to a maximum number of shares that may be purchased by a given employee each year and in the aggregate under all Universal Plans; and (ii) “Regular Plans” under which shares of stock are offered to certain salaried employees approved by the Chief Executive Officer of the Company (the “CEO”), based on various criteria, including position, performance and existing share ownership.

For 2010, the Board established the following Plans:

•	Universal 2010 Class 1 Non-Voting Employee Common Stock Purchase Plan.

•	Universal 2010 Class 2 Non-Voting Employee Common Stock Purchase Plan.

•	Universal 2010 Class 3 Voting Employee Common Stock Purchase Plan.

•	Regular 2010 Class 1 Non-Voting Employee Common Stock Purchase Plan.

•	Regular 2010 Class 2 Non-Voting Employee Common Stock Purchase Plan.

•	Regular 2010 Class 3 Voting Employee Common Stock Purchase Plan.

•	Regular 2010 Class 4 Voting Employee Common Stock Purchase Plan.

The Class designations relate to whether the shares are non-voting (Classes 1 and 2) or voting (Classes 3 and 4) and whether the shares are offered to employees in the Bahamas and all or part of the United States (Classes 1 and 3) or Australia and Canada (Classes 2 and 4).

The Plans became effective on January 13, 2010, the date on which the Board adopted the Plans.

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

Under the 2010 Universal Plans, salaried qualifying employees who are employed on a full-time or part-time basis by PCL as of a qualifying date established by the Company are eligible to purchase up to 100 or 70 shares, respectively, in multiples of 10 shares and subject to a minimum purchase of 50 shares. The maximum aggregate number of shares that either type of employee may purchase under previous Universal Plans and the 2010 Universal Plans in all years is 400. Once that maximum is reached, the employee is ineligible to purchase further shares under the 2010 Universal Plans.

Under the 2010 Regular Plans, the number of shares offered to an eligible employee in any one year depends on the employee’s target code (as described below), their district or department manager’s recommendation that he or she be offered shares, and the availability of shares at that particular time. PCL has assigned to each employee group job classification (position, title) a share target code which relates to the upper limit of shares that an individual in such a group can own over time while he or she is functioning within that group. If an employee advances to a group with a higher level, his or her share target code and, consequently, upper limit for share ownership increases to reflect the share target code for such higher group. An employee may be offered a percentage of his or her share target code each year that his or her district or department manager recommends that he or she should be offered shares. When an employee has purchased the maximum number of shares in his or her share target code, generally he or she will not be offered more shares as part of the annual share offer under the Regular Plans. Allocations for the annual share offering under the Regular Plans are in addition to the allocations for the annual share offering under the Universal Plans.

The right to purchase shares under the Plans cannot be assigned.

A total of 300,000 common shares were available under the 2010 Universal Plans, consisting of 110,000 Class 1 shares, 140,000 Class 2 shares and 50,000 Class 3 shares. Under the 2010 Regular Plans, a total of 7,500,000 common shares were made available for purchase, consisting of 2,200,000 Class 1 shares, 3,300,000 Class 2 shares, 1,500,000 Class 3 shares and 500,000 Class 4 shares. These shares, as well as the purchase price for these shares (which is determined as described below), are subject to proportional adjustment by the Board, in its sole discretion, for stock splits, common stock dividends, recapitalizations, combinations or any other increases or decreases in the number of issued and outstanding common shares effected without receipt of any consideration by the Company.

The purchase price at which the Company sold shares pursuant to these Plans was based on the Adjusted Consolidated Book Value, as determined in accordance with the Company’s Amended Unanimous Shareholders Agreement. Please see “Item 10 – Additional Information – Unanimous Shareholder Agreement – Company Rights and Obligations to Repurchase Shares” for additional information. Based on its calculation of the Adjusted Consolidated Book Value in 2010, the Board determined that the purchase price for the shares offered under the Plans was $26.00 per share.

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

Prior to purchasing shares, an employee must become a party to the Amended Unanimous Shareholder Agreement, which restricts the transferability of Company shares. For a discussion of the material terms of the Amended Unanimous Shareholder Agreement, see “Item 10 – Additional Information – Unanimous Shareholder Agreement – Company Rights and Obligations to Repurchase Shares” (previously filed in our registration statement on Form 20-F filed on February 8, 2006 and incorporated herein by reference).

The Company offered qualifying employees the opportunity to purchase shares under the Plans on one occasion during the year. An eligible employee was able to purchase shares under a Plan on only one such occasion. Approximately 3,375 salaried employees were offered the opportunity to purchase shares under the 2010 Plans. The Company sent a letter to each employee who was eligible to purchase shares under a Plan advising him or her of the number of shares that he or she may purchase. That notice included appropriate forms for use by the employee in purchasing shares and established deadlines and procedures for electing to purchase shares. The deadline that was set by which an employee had to elect to purchase shares under the 2010 Plans was March 26, 2010. The CEO was authorized to modify or waive compliance with such deadlines and procedures.

The Plans are not subject to any provisions of the Employee Retirement Income Security Act of 1974, nor are they qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plans are governed by Alberta law.

The foregoing description relates to the Company’s historical practice with respect to employee share purchase plans and to the Plans adopted for 2010. The Company is not required to make shares available to employees in any future year and, if it determines to do so, the terms on which such shares are offered may differ from those described above.

During the year, a Plan of Arrangement (the “Arrangement”) was implemented to amend the Articles and the Unanimous Shareholder Agreement of the Company and to implement an Employee Share Participation Plan (the “Plan”). Following a shareholder vote, the Alberta Court of Queen’s Bench gave final approval to the Arrangement on August 17, 2010. The Arrangement became effective on August 19, 2010, when it was filed with the Alberta Registrar of Corporations. On August 20, 2010, the Board passed a resolution in accordance with the amended Articles, converting the Class 1 and Class 3 shares of all active employee shareholders into Class 5 and Class 6 shares, respectively, all held pursuant to the Plan, as required by the amended Articles. The shareholder of record of the Class 5 and Class 6 shares is PCL Administrator, LLC, acting as agent on behalf of each of the employee shareholders. The Company filed the required form with the Securities and Exchange Commission on August 31, 2010 to terminate the registration of the Class 1 and Class 3 shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Names and share ownership of any holders of 5% or more of any class of voting shares of the Company as at December 31, 2010 are as follows:

Shareholder of Record	Share Class	Number of Shares	Percentage of Share Class
Ross A. Grieve(1)	Class 4 Voting Class 2 Non-Voting	656,000 194,400	14.15 1.20	% %
Paul G. Douglas(2)	Class 4 Voting Class 2 Non-Voting	528,200 10,400	11.40 *	%
R. Brad Nelson	Class 4 Voting Class 2 Non-Voting	393,490 400	8.49 *	%
Gordon D. Maron	Class 4 Voting Class 2 Non-Voting	324,000 51,400	6.99 *	%
Peter A. Stalenhoef(3)	Class 4 Voting Class 2 Non-Voting	389,410 18,000	8.4 *	%
Alfred E. Troppmann	Class 6 Voting(5) Class 5 Non-Voting(5)	316,330 40,400	9.83 *	%
Peter E. Beaupré(4)	Class 4 Voting Class 6 Voting(5) Class 2 Non-Voting Class 5 Non-Voting(5)	139,550 316,700 18,750 400	3.01 9.84 * *	% %
Fred Auch	Class 6 Voting(5) Class 5 Non-Voting(5)	170,700 24,700	5.30 *	%

Notes:

*	Less than 1%.
(1)	Includes 306,700 shares held of record by Mr. Ross A. Grieve and 543,700 shares held of record by Kamandor Holdings Ltd., a company beneficially owned by Mr. Ross A. Grieve.
(2)	Shareholder of record is Dougco Holdings Limited, a company beneficially owned by Mr. Paul G. Douglas.
(3)	Shareholder of record is 635098 Alberta Ltd., a company beneficially owned by Mr. Peter A. Stalenhoef.
(4)	Includes 317,100 shares held of record by Mr. Peter E. Beaupré and 158,300 shares held of record by Casalingo Productions Inc., a company beneficially owned by Mr. Peter E. Beaupré.
(5)	Class 5 and 6 shares are held in trust by PCL Administrator, LLC.

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

As of December 31, 2010, the Company had 1,996 registered holders of its common shares, including PCL Administrator LLC holding 100% of the Class 5 and Class 6 shares of the Corporation as agent on behalf of 1,161 residents of the United States.

B. Related Party Transactions

See also “Item 10 – Additional Information – Unanimous Shareholders Agreement” for a discussion of an agreement among the Company and all of its shareholders.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See our audited consolidated financial statements attached hereto.

Legal or Arbitration Proceedings

PCL Civil Constructors, Inc. (“Civil”) is seeking additional compensation of approximately U.S. $22.0 million under a construction contract for costs incurred arising from the failure of certain bridge piers on a project constructed by Civil in Tampa, Florida for the Tampa Hillsborough County Expressway Authority (the “Owner”). The failure was caused by inadequate design and Civil was engaged by the project Owner to perform the required pier remediation. The Owner filed a lawsuit against certain project designers for the damages caused by the design failures, including the required remediation efforts. On December 11, 2007, an amended complaint was filed by the Owner adding Civil as a party to its lawsuit, seeking declaration from the court of the amount owing by the Owner to Civil. Civil has now been dismissed from this lawsuit without prejudice. The Owner and its designers subsequently settled their dispute on or about June 30, 2009. Civil presented final accounting to the Owner in December 2008. Following the submission of the final accounting, certain negotiations occurred between the Owner and PCL, but a resolution was not reached. PCL has filed a lawsuit against the Owner in Florida state court and the Owner has filed counterclaims against PCL in that action, however, the Owner and PCL will submit their disputes to a nonbinding Dispute Resolution Board (“DRB”) per the requirements of the parties’ contract. This process began in October 2010, with the first recommendation of the DRB issued on January 2, 2011. It is unclear when the DRB will render its further recommendations. If the parties are not able to resolve claims following the DRB’s recommendation, the remaining disputes will be litigated in the Florida state court action. The Company has accrued contract revenue to the extent that the contract price has been adjusted by change orders signed by the Owner and Owner directed changes for which collection is probable. However, no amounts have been accrued for adjustments to the contract price where change orders have not been signed by the Owner or where the Owner directed changes have not been received. The Company believes that the ultimate resolution of this matter will not have a material effect on the Company’s financial position, results of operations or liquidity.

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

B. Significant Changes

In January 2011, the Company declared dividends on its common shares in the amount of $6.00 per share to shareholders of record on January 31, 2011. The dividends, totaling $191.9 million, will be paid in February 2011.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details; Markets

There is no market for the Company’s securities and the Company’s securities are not listed on any stock exchange or other regulated market. Each of the Company’s shareholders is a party to an Unanimous Shareholder Agreement, which, among other things, restricts the shareholders’ ability to transfer the Company’s shares and establishes a formula for calculating the price at which the Company’s shares may be offered and sold. The Company has a right of first refusal to purchase the shares. For a further explanation of the Unanimous Shareholder Agreement and the provisions regarding repurchase of the shares of the Company, see “Item 10 – Additional Information – Unanimous Shareholder Agreement – Company Rights and Obligations to Repurchase Shares”.

The board of directors sets the price of the shares each year based on Adjusted Consolidated Book Value for the shares. The price set by the Board of Directors remains in effect until the new price is set the next year. The calculation of Adjusted Consolidated Book Value is further described under “Item 10 – Additional Information – Unanimous Shareholder Agreement – Company Rights and Obligations to Repurchase Shares”.

The table below lists the price set by the Board of Directors for fiscal year 2011 and in each of the last five fiscal years. To the Company’s knowledge, shares have not been offered or sold except at the price determined by the board of directors. All price amounts are expressed in Canadian dollars and each of Classes 1, 2, 3, 4, 5, 6, 7, and 8 of the shares have the same price.

Fiscal Year Ended	Share Price
October 31, 2011(3)	$26.75
October 31, 2010(2)	$26.00
October 31, 2009(1)	$25.00
October 31, 2008(1)	$23.50
October 31, 2007(1)	$22.00
October 31, 2006(1)	$20.75

Notes:

(1)	Includes Classes 1, 2, 3, and 4.
(2)	Classes 1 and 3 were converted to Classes 5 and 6, respectively during the year; therefore includes Classes 1, 2, 3, 4, 5, 6, 7, and 8.
(3)	Includes Classes 2, 4, 5, 6, 7, and 8.

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

Fiscal Year Ended October 31,	Date of Sale	Class and Number of Shares Sold	Aggregate Offering Price
2010	April 2010	Class 1 – 1,391,955 shares Class 3 – 600,635 shares	$ $	36,190,830 15,613,590
2009	April 2009	Class 1 – 1,372,565 shares Class 3 – 458,960 shares	$ $	34,314,125 11,474,000
2008	April 2008	Class 1 – 1,502,555 shares Class 3 – 669,040 shares	$ $	35,310,043 15,722,440

The shares offered and sold as listed above were pursuant to offerings registered with the Securities and Exchange Commission.

The aggregate offering price during any consecutive 12 month period did not exceed 15% of PCL’s total assets. PCL had total assets of $2,827,392,000 at October 31, 2010, $2,980,284,000 at October 31, 2009 and $3,104,503,000 at October 31, 2008. Every employee who was given the opportunity to purchase shares under the share purchase plans received an information package which described PCL, the plans, the restrictions on transfer of PCL’s shares, the risks associated with investment in securities sold pursuant to the plans, and audited financial statements. In addition, each employee received a letter explaining the number and Class of shares being offered to him or her and a copy of the plan under which those shares were offered.

ITEM 10. ADDITIONAL INFORMATION

B. Memorandum of Association and Articles of Association

We were incorporated under Certificate of Incorporation Number 102664 issued by the Registrar of Companies on April 25, 1977 on registration of our Memorandum of Association and Articles of Association under the Companies Act (Alberta), and were continued under the Business Corporations Act (Alberta) on June 14, 1984 by registration of Articles of Continuance. Our Articles of Continuance, as amended, were further amended and restated by Articles of Incorporation, in accordance with an arrangement under the Business Corporations Act (Alberta) as approved by the Court of Queen’s Bench of Alberta on August 17, 2010, following a vote on the proposed arrangement by shareholders (voting and non-voting). The restated Articles of Incorporation were filed with the Registrar of Corporations on August 19, 2010. Our restated Articles of Incorporation are an exhibit to this Annual Report. Our By-laws are an exhibit to our registration statement on Form 20-F.

Our Corporate access number is 20102664.

Under the Business Corporations Act (Alberta) we are permitted to conduct any lawful business that we are not restricted from conducting by our Articles of Incorporation. Our Articles of Incorporation do not restrict the business we may conduct.

Under the Business Corporations Act (Alberta), a director may vote on a proposal, arrangement or contract in which he or she is interested, if the contract is:

(a)	an arrangement by way of security for money lent to or obligations undertaken by that director, or by a body corporate in which he has an interest, for the benefit of the Company,

(b)	a contract relating primarily to that director’s remuneration as a director,

(c)	a contract for indemnity or liability insurance, and

(d)	a contract with an affiliate.

The directors are permitted to vote compensation to themselves or any one of them. There is no specification regarding an independent quorum requirement in either our Articles of Incorporation or our By-laws, although a quorum is required for any directors’ meeting.

Without limiting the powers of the Company as set forth in the Business Corporations Act (Alberta), the board of directors may from time to time cause the Company to:

(a)	borrow money on credit of the Company;

(b)	issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured; and

(c)	to the extent permitted by the Business Corporations Act (Alberta), give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person;

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired, real or personal, movable or removable, property of the Company including book debts, rights, powers, franchises and undertakings to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

To the extent permitted by the Business Corporations Act (Alberta), the board of directors may from time to time delegate to a committee of directors, or to one or more of the directors and officers of the Company, all or any of the powers conferred to the board to such extent and in such manner as the board from time to time determines.

There is no specification in the Company’s Articles of Incorporation, or By-laws that indicate an age limit regarding retirement or non-retirement of directors.

A director is not required to be a shareholder of the Company in accordance with the Articles of Incorporation.

The Company is authorized to issue an unlimited number of Class 1 shares, Class 2 shares, Class 3 shares, Class 4 shares, Class 5 shares, Class 6 shares, Class 7 shares and Class 8 shares in accordance with its Articles of Incorporation. Each of the Classes of shares is issuable in series and a series has been created for each year for each of the Classes since 1977 except, in the case of Classes 3, 4, 6, and 8 for 1978 and except, in the case of Classes 1, 2, 5, and 7 for 1977. The series may differ only in the rights or privileges of conversion to other classes or series of shares but otherwise shall have the same rights, privileges, restrictions or conditions as the class.

To accommodate geographic moves by employees, the shares of each class and series are convertible at the option of the holder into the analogous class and series issued in the other country. For example, Class 1 Series 05 non-voting shares (originally issued to U.S. employees) are convertible at the option of the holder into Class 2 Series 05 non-voting shares (issuable to Canadian employees) and vice-versa.

In addition:

(a)	Class 1 (non-voting) shares of any series are convertible at the option of the Company into Class 5 (non-voting) shares of the same series, and vice-versa.

(b)	Class 5 (non-voting) shares of any series are convertible at the option of the Company into Class 7 (non-voting, redeemable) shares of the same series, and vice-versa.

(c)	Class 2 (voting) shares of any series are convertible at the option of the Company into Class 6 (voting) shares of the same series, and vice-versa.

(d)	Class 6 (voting) shares of any series are convertible at the option of the Company into Class 8 (voting, redeemable) shares of the same series, and vice-versa.

No other classes of equity securities are authorized.

The Class 3 shares, Class 4 shares, Class 6 shares and Class 8 shares are entitled to receive notice of and attend all meetings of shareholders of the Company and to vote at all such meetings. Except as provided by law, the Class 1 shares, Class 2 shares, Class 5 shares and Class 7 shares are not entitled to receive notice of or to attend any meetings of the shareholders at the Company or to vote at such meetings.

All of the following pertains to each of the Class 1 shares, Class 2 shares, Class 3 shares, Class 4 shares, Class 5 shares, Class 6 shares, Class 7 shares and Class 8 shares:

(a)	Dividend Rights. Any dividend may be declared on the shares to the exclusion of any other class of shares, provided that a separate dividend of equal amount per share is contemporaneously declared on each of the other classes of shares. The directors retain the discretion to declare capital dividends and to make income tax elections.

(b)	Winding-Up. In the event of liquidation, dissolution or winding up of the Company, the holders of all classes of shares in respect of which dividends have been declared but are unpaid shall first share pro rata in the assets of the Company with respect to such unpaid dividends and any remaining assets shall then be distributed amongst the shareholders of the Company, of all classes, in proportion to the number of shares held by them.

There are no rights to share in the Company’s profit or surplus assigned pursuant to the Company’s Articles of Incorporation or By-laws that are in addition to those assigned by the Business Corporations Act (Alberta).

No person may be recorded or registered in the Company’s securities register as legal holder of a Class 5 share or a Class 6 share, unless such person is an authorized legal representative and pursuant to an employee share participation plan, holds such share in the capacity of legal representative for, and acts as agent for, and/or for the benefit of, the beneficial owner thereof.

Class 7 and Class 8 shares are redeemable by the Company, subject to limitations prescribed by law and limitations set forth in the Unanimous Shareholder Agreement. The redemption price is established in a manner that tracks the process under the Unanimous Shareholder Agreement for the establishment of the price for the repurchase of shares.

There are no other redemption provisions and no sinking fund provisions or further capital calls in the Articles of Incorporation or By-laws.

There are no provisions discriminating against any existing or prospective holder of shares as a result of the shareholder holding a substantial number of shares.

The Articles of Incorporation, authorize the directors, between annual general meetings, to appoint one or more additional directors of the Company to serve until the next annual general meeting, provided that the number of additional directors does not exceed one-third of the number of directors who held office at the expiration of the last annual general meeting of the Company.

In order to amend the Articles of Incorporation of the Company to change the rights of holders of shares, a special resolution of the Company and of each class or series of shares affected by that change is required. A special resolution means a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. There are no requirements applicable to changing the rights of holders of shares of the Company that are more significant than those required by law, except that the Business Corporations Act (Alberta) prescribes a 2/3 majority rather than a  3/4 majority for a special resolution.

Subject to the Business Corporations Act (Alberta), the annual meeting of shareholders is convoked by the directors of the Company at such time as the directors may determine, provided that such meeting shall be held not later than 15 months after the holding of the last preceding annual meeting. Extraordinary general meetings of shareholders may be convoked at any time by the directors of the Company. Meetings of shareholders are held at such place in Alberta as the directors may determine, provided that the meeting may be held outside Alberta if all of the shareholders entitled to vote at the meeting agree. Pursuant to the Unanimous Shareholder Agreement, all shareholders have agreed that meetings may be held outside Alberta.

The board of directors has the power to call a special meeting of shareholders at any time.

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Company, and others who, although not entitled to vote, are entitled or required under any provision of the Business Corporations Act (Alberta) or Articles of Incorporation or By-laws to be present at the meeting.

There are no known limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights, except for the requirements respecting registration in the Company’s securities register as the legal holder of Class 5 and Class 6 shares and except that, in accordance with the Business Corporations Act (Alberta), the Company is prohibited from holding shares in itself and subsidiaries are limited as to the number of shares of the Company that they may own and the period of time over which they may own such shares, and except as provided in the Investment Canada Act, the Competition Act and the Company’s Unanimous Shareholder Agreement.

There are no provisions in the Company’s Articles of Incorporation or By-laws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring. However, there are provisions in the Unanimous Shareholder Agreement which do have the effect of delaying, deferring or preventing a change in control of the Company.

There are no By-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

There are no significant differences that management is aware of, in the law applicable to the Company in the areas outlined above in Canada versus the United States.

Employee Share Participation Plan

In 2010, an Employee Share Participation Plan (the “Plan”) was established in accordance with an arrangement under the Business Corporations Act (Alberta) as approved by the Court of Queen’s Bench of Alberta on August 17, 2010, following a vote on the proposed arrangement by the shareholders (voting and non-voting). All Class 5 and Class 6 shares of the Company are held of record by PCL Administrator, LLC, (the “Administrator”) as legal representative and agent on behalf of the beneficial owners of such shares (the “Plan Shareholders”). Under the Plan:

(a)	any payment by the Company of any dividend, distribution, payment of capital, redemption amount, purchase price or other payment in respect of shares held pursuant to the Plan (“Plan Shares”) for a particular Plan Shareholder must be made by the Company directly to that Plan Shareholder, subject to applicable withholdings,

(b)	the Administrator must furnish to each Plan Shareholder any materials received regarding his or her Plan Shares,

(c)	each Plan Shareholder has the right to instruct the Administrator with respect to the voting of his or her Plan Shares,

(d)	each Plan Shareholder has the right, subject to the Unanimous Shareholder Agreement, to direct the Administrator to exercise, as agent for the Plan Shareholder, every right in respect of the Company that the Plan Shareholder would enjoy if he or she were the record holder of the Plan Shares,

(e)	each Plan Shareholder has the right to direct the Administrator to sell or transfer his or her Plan Shares, as if the Plan Shareholder were the record holder of the Plan Shares, to the extent permitted by the Articles of Incorporation, the Unanimous Shareholder Agreement or other agreements between the Plan Shareholder and the Company, and

(f)	each Plan Shareholder has the right to pledge his or her Plan Shares, to the extent permitted by the Unanimous Shareholder Agreement.

Unanimous Shareholder Agreement

The Company and all of its shareholders are parties to a Unanimous Shareholder Agreement. Before purchasing shares under either the Universal Plans or the Regular Plans, each employee must have executed the Unanimous Shareholder Agreement, which applies to all shares owned legally or beneficially by the shareholder.

In 2010, the Unanimous Shareholder Agreement was amended in accordance with an arrangement under the Business Corporations Act (Alberta) as approved by the Court of Queen’s Bench of Alberta on August 17, 2010, following a vote on the proposed arrangement by the shareholders (voting and non-voting). The amended Unanimous Shareholder Agreement is dated for reference August 19, 2010.

The material terms of the amended Unanimous Shareholder Agreement are described below.

Restriction on Issuance of Shares

The Company can only issue shares to (i) employees and directors (and their personal corporations) of the Company, its subsidiaries and affiliates, (ii) an Authorized Legal Representative (which is defined as an affiliate that, with the approval of the Directors, holds shares as legal representative and agent for one or more identifiable groups or classes of persons holding a beneficial interest in such shares and has no beneficial interest in such shares) , or (iii) to a body corporate deemed by the Directors in their discretion to be an “Employee’s Corporation”. No shareholder (or related group of shareholders) may own more than 11% of the outstanding voting shares. However, an Authorized Legal Representative may, in its capacity as legal representative, be a registered holder of more than 11% of the outstanding voting shares provided that it does not hold any beneficial interest in such shares and provided that none of the shareholders for whom it holds such shares beneficially owns more than 11% of the outstanding voting shares. The Directors have deemed PCL Administrator, LLC to be an Employee’s Corporation and have approved PCL Administrator, LLC as an Authorized Legal Representative.

Restriction on Transfer

Shares may not be transferred, voluntarily or involuntarily, without the approval of the Board. However, the Unanimous Shareholder Agreement provides that approval of the Board is not required for a transfer of shares upon death of a shareholder to the personal representative of the shareholder or to the person or persons entitled to such transfer of shares under the will of the shareholder or upon the intestacy of the shareholder. The sale of shares by a shareholder is subject to a right of first refusal in favor of the Company. All share certificates bear a legend indicating that they are non-negotiable and that the shares are subject to the Unanimous Shareholder Agreement.

Restriction on Ownership

Shares may not be owned by a corporation, except as specifically permitted under the Unanimous Shareholder Agreement. Under the Unanimous Shareholder Agreement, there are three exceptions to the prohibition on corporate ownership of shares of the Company.

The first exception is where the corporation is an “Employee’s Corporation”, provided that at least one of the shares of the Company held by the Employee’s Corporation is a voting share. The term “Employee’s Corporation” is defined in the unanimous shareholder agreement as either (a) a corporation that is controlled by an employee or a director or (b) a corporation that is deemed by the directors of the Company to be an Employee’s Corporation and that meets such conditions and is subject to such restrictions and limitations as the directors of the Company may determine. The board of the Company has deemed PCL Administrator, LLC to be an Employee’s Corporation for the purpose of holding title to shares of the Company as an Authorized Legal Representative.

The second exception is that a corporate shareholder that was, but has ceased to be, an Employee’s Corporation, may continue to hold the shares held by it at the date it ceased to be an Employee’s Corporation until such shares may be purchased by the Company or the Company’s nominee.

The third exception is where an Approved Lender holds shares of the Company in the course of or following realization on its security over such shares. The term “Approved Lender” is defined in the Unanimous Shareholder Agreement as a bank, trust company or other institutional lender as approved by the Directors from time to time as a lender to whom security over shares of the Company may be granted.

Rights of Plan Shareholders

The Unanimous Shareholder Agreement provides that:

(a)	a Plan Shareholder shall have the right to attend meetings of the shareholders and to vote such shares, in both cases as if the Plan Shareholder were the record holder of such shares,

(b)	the Company shall not object to the bringing of any claim, action, complaint or other proceeding by a Plan Shareholder against the Company, its subsidiaries or affiliates, in respect his or her Plan Shares, solely on the grounds that the Plan Shareholder is not the owner of record of the Plan Shares, and

(c)	the provisions of the Unanimous Shareholder Agreement are meant to apply to shareholders of record and Plan Shareholders equally, with the intent that, except as otherwise expressly stated, each shall have the same rights, obligations and entitlements as the other, notwithstanding that the Plan Shareholders are not shareholders of record.

Company Rights and Obligations to Repurchase Shares

The Unanimous Shareholder Agreement provides that the Company has the right or obligation (subject to applicable laws) to repurchase shares of the Company in certain situations. The Company has the option to purchase the shares of a shareholder (i) who ceases to be an employee for any reason other than death, including dismissal or resignation, (ii) whose shares are seized or transferred pursuant to court order or who becomes bankrupt, (iii) who breaches certain provisions of the Unanimous Shareholder Agreement, or (iv) if that shareholder is a corporation, it ceases to be controlled by an employee or director of the Company or its subsidiaries and affiliates or otherwise ceases to qualify as an “Employee’s Corporation”. That option can be exercised at any time after the occurrence of the triggering event. In addition, the

Company has the option at any time to purchase shares held by a person who is not an employee. It also provides that the Company is obligated (subject to applicable laws) to exercise its option to repurchase the shares of an employee in the event of the death of the employee. A shareholder in respect of whom the Company has the right or obligation to repurchase shares under these circumstances is called a “Withdrawing Shareholder”. The Unanimous Shareholder Agreement establishes detailed procedures for the exercise of these rights and obligations and the closing of the purchase.

The purchase price for any shares that the Company has the obligation or option to purchase is the “Adjusted Consolidated Book Value” of the shares, as determined by the Board. The Adjusted Consolidated Book Value equals the book value indicated on the Company’s audited consolidated financial statements as of the most recent year-end, with the following adjustments:

i.	fixed assets are written up or down to fair market value, as determined by the Board;

ii.	adjustments are made to reflect the tax effects of a deemed sale of the Company’s fixed assets at fair market value;

iii.	goodwill in an amount determined by the Board is added; and

iv.	dividends paid after the end of the most recent fiscal year are deducted.

The Adjusted Consolidated Book Value determined by the Board each year remains in effect until a new determination is made in the following year. The purchase price is payable against delivery of the share certificates.

In addition, the Company has a right of first refusal to purchase any shares that a shareholder proposes to transfer to a third party. The purchase price is the lesser of the Adjusted Consolidated Book Value (determined as described above) or the amount offered by the third party.

Under the Articles of Incorporation, (i) no person may be recorded or registered in the Company’s securities register as legal holder of a Class 5 share or a Class 6 share, unless such person is an authorized legal representative and pursuant to an employee share participation plan, holds such share in the capacity of legal representative for, and acts as agent for, and/or for the benefit of, the beneficial owner, (ii) the Company has the right to convert Class 5 shares to Class 7 shares and the right to convert Class 6 shares to Class 8 shares, and (iii) the Company has the right to redeem Class 7 shares or Class 8 shares. The redemption price is established in a manner that tracks the process under the Unanimous Shareholder Agreement for the establishment of the price for the repurchase of shares. Under the Unanimous Shareholder Agreement, the Company may not exercise its right to convert Class 5 shares to Class 7 shares or to convert Class 6 shares to Class 8 shares for any particular shareholder unless that shareholder is a Withdrawing Shareholder or unless the Directors determine that continued participation by the beneficial owner of the Class 5 or Class 6 shares in the Plan would be reasonably likely to render the Plan incapable of accomplishing the purposes for which the Plan was established. Further, the Company may not exercise its right to redeem Class 7 shares or Class 8 shares for any particular shareholder unless that shareholder is a Withdrawing Shareholder.

The Company may designate another person to purchase any shares that it is required or entitled to purchase under the Unanimous Shareholder Agreement.

Since the inception of the Company’s employee share ownership program in 1977, the Company has purchased all shares that it has been obligated to purchase, subject to applicable laws in the applicable jurisdictions in respect of the enforceability of contractual provisions based on age and disability (which provisions have now been removed from the amended Unanimous Shareholder Agreement), and has purchased all shares that it has had an option or a right of first refusal to purchase. The Company expects to continue to repurchase all shares that become available to it under the Unanimous Shareholder Agreement. The Company desires to limit its shareholders to (a) a directors or employees of PCL, (b) directors or employees of a subsidiary of PCL, (c) a corporation controlled by such a person, or (d) an Authorized Legal Representative. The main purpose of the provision allowing shares to be sold to a third party if the Company does not exercise its right of first refusal is to facilitate the financing of purchases by employees under the Regular Share Purchase Plan and to provide the shareholders with a limited market for the shares, as restricted by applicable securities laws, in the event that the Company does not exercise its right of first refusal. The Company believes that lenders who provide such financing are more comfortable if they know that they can attempt to sell the shares taken as collateral to a third party if the Company elects not to purchase. The Company is not contractually obligated to purchase all shares that it has the option or a right of first refusal to purchase, and there are some circumstances (relating to its financial condition) in which it would be legally prohibited from repurchasing its shares.

The Unanimous Shareholder Agreement may be amended by:

(a)	approval by shareholders representing at least 70% or more of the votes cast at a meeting of shareholders at which there is a quorum of shareholders representing at least 50% of the outstanding shares, or

(b)	written agreement of such number of shareholders as together hold 70% or more of the aggregate number of issued shares, or

(c)	approval of a proposed amendment, in accordance with a process for responses established by the Directors, by shareholders representing at least 70% of responses received, provided that responses are received from such number of shareholders representing 50% or more of the outstanding shares.

In any vote or request for responses on a proposed amendment, all shares, voting and non-voting alike, are entitled to vote or respond and have one vote or response per share. An amendment so approved is binding on all shareholders.

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

E. Taxation

Material Canadian Federal Income Tax Consequences

The following is a summary of the material Canadian federal income tax considerations generally applicable in respect of the ownership and disposition of our common shares. The tax consequences to any particular owner of common shares will vary according to the status of that owner as an individual, trust, corporation or member of a partnership, the jurisdiction in which that owner is subject to taxation, the place where that owner is resident and, generally, according to that owner’s particular circumstances.

This summary is applicable only to owners who are resident solely in the United States, have never been resident in Canada, deal at arm’s length with the Company, own their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada.

This summary is based upon the provisions of the Income Tax Act (Canada) and the regulations there under (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date hereof and the current administrative practices of the Canada Revenue Agency (“CRA”). This summary does not take into account provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. Each owner should consult his, her or its own tax advisor with respect to the income tax consequences applicable to them in their own particular circumstances.

Dividends

In the case of any dividends paid to non-resident shareholders, Canadian taxes are withheld and remitted by the Company, resulting in only the net amount paid to the shareholder. The rate of withholding tax is generally 25% according to Part XIII ITA, but by virtue of Article X of the Tax Convention, the rate of tax on dividends paid to persons who are residents only of the United States for purposes of the Tax Convention is generally limited to 15% of the gross amount of the dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares).

Dispositions

The Income Tax Act provides that a non-resident person is subject to tax in Canada on the disposition of “taxable Canadian property.” As of March 4, 2010 common shares of PCL no longer meet the definition of “taxable Canadian property” in the ITA, and therefore would not be subject to tax in Canada on subsequent dispositions. However, as the Company retains first right of refusal to repurchase shares, any repurchase of common shares by PCL results in a deemed dividend to the shareholder rather than a capital gain.

Subsection 84(3) of the ITA (Canada) deems the corporation to have paid a dividend on shares redeemed, acquired or cancelled of the amount by which the value paid by the corporation exceeds the paid up capital of the shares. As PCL’s annual issue of shares are made in series, the paid up capital of each series of shares will always be equal to, or less than, the proceeds on repurchase thereby creating a deemed dividend. The deemed dividend on the repurchase of shares is treated by the CRA as a normal taxable dividend. As a result, the rate of withholding tax is the same as the regular annual dividends as discussed above.

Section 116 of the ITA (Canada) requires any non-resident proposing to dispose of taxable Canadian property to send the Minister of National Revenue a notice setting out the details of the disposition and applying for a clearance certificate. Certificates are issued after any Part 1 tax liability has been paid or acceptable security posted with the Minister. In the absence of a clearance certificate, the purchaser is required to withhold 25% of the proceeds of the disposition.

As discussed above, the common shares of PCL qualified as taxable Canadian property up to March 3rd, 2010. As a result, non-resident shareholders of PCL disposing of their shares prior to March 4, 2010 would be required to apply for a clearance certificate. However, an exemption to the clearance certificate requirement is available on the disposition of treaty-protected property, which is property where any income or gain on disposition is exempt from Part I tax as a result of a tax treaty with another country. Accordingly, as any gain on disposition would be taxable in the United States pursuant to the Tax Convention, a clearance certificate is no longer required on the disposition of the common shares of PCL by US residents.

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences generally applicable to a U.S. Investor (as defined below) in our common shares. This discussion does not address all potentially relevant federal income tax matters, and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as, for example, tax-exempt organizations, qualified retirement plans, persons subject to alternative minimum tax, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee share options or otherwise as compensation. In addition, this discussion only applies to common shares held by U.S. Investors as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, (the “Code”) and does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Code, treasury regulations promulgated under the Code, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. Investors and prospective investors in our common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

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

U.S. Investors

As used herein, a “U.S. Investor” includes any person, with the exception of those subject to special provisions of federal income tax law, who holds the beneficial interest in our common shares who is a citizen or resident of the United States, a partnership or corporation organized under the laws of the United States, an estate, the income of which is subject to United States federal income tax without regard to its source, a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.

Distributions on Our Common Shares

U.S. Investors receiving dividend distributions with respect to our common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Note that the Company withholds 15% Canadian tax on dividends paid to U.S. residents. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Investor’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Investor’s United States federal taxable income by those who itemize deductions (see more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Investor’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Investor, that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Investor that is a corporation. Dividends paid in Canadian dollars will be included in income in a U.S. dollar amount based on the exchange rate at the time of their receipt. U.S. Investors should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received as a dividend which are converted into U.S. dollars on a date subsequent to receipt.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Investor which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “passive foreign investment company”, as defined below) if such U.S. Investor owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Disposition of Our Common Shares

A U.S. Investor will recognize a gain or loss upon the sale (i.e. repurchase) of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares. Any gain recognized on the sale or other disposition of common shares will generally be U.S. source income. Any loss recognized on the sale or other disposition of common shares will generally be U.S. source. However, such loss will be foreign source to the extent certain dividends were received by the U.S. Investor within the 24-month period preceding the date on which the loss was recognized. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Investor, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Investor. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Investors who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S. $3,000; any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Investors which are corporations (other than corporations subject to Subchapter S of the Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the exchange rate on the date of the sale or exchange.

As discussed above, the Canadian tax treatment of dispositions results in a 15% withholding tax on the portion deemed to be a dividend. Such Canadian taxes withheld may be credited, subject to certain limitations, against the U.S. Investor’s United States federal income tax liability.

Foreign Tax Credit

A U.S. Investor who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Investor, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on an annual basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Investor during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Investor’s United States income tax liability that the U.S. Investor’s foreign source income bears to his, her or its worldwide taxable income.

In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. In certain circumstances, legislation and other guidance issued by the United States Treasury may deny a United States holder foreign tax credits (and instead may allow deductions) for certain foreign taxes imposed on a dividend if the United States investor (i) has not held the common shares for at least 16 days in the 31-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (ii) is obligated to make payments related to the dividends; or (iii) holds the common shares in arrangements in which the United States investor’s expected economic profit, after non-U.S. taxes, is insubstantial.

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

Passive Foreign Investment Company

Section 1297 of the Code defines a “passive foreign investment company” or “PFIC” as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company elects, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company does not believe that it will be a PFIC for the current fiscal year or for future years. Whether the Company is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of the Company’s income and assets, including cash. If the Company is a PFIC as defined in Section 1297 of the Code, U.S. Investor to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Investor. The first regime imposes a special shareholder tax and interest charge on the deferral benefits enjoyed by U.S. Investors by virtue of their PFIC investment. The second regime allows shareholders, under special circumstances, to elect to have their share of PFIC earnings taxed currently, in order to avoid the special shareholder tax and interest charge of the first regime. U.S. Investors should be aware, however, that if the Company becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Investors to make an election to treat PCL as a “qualified electing fund” for purposes of the second regime. U.S. Investors or potential investors should consult their own tax advisor concerning the impact of these rules on their investment in the Company.

H. Documents on Display

The documents referred to herein may be examined at the Company’s offices at 5410 – 99 Street, Edmonton, Alberta, T6E 3P4, Canada during normal business hours.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk

The Company currently earns revenue and incurs expenses in United States dollars and Canadian dollars. Fluctuations in the Canadian dollar in relation to the U.S. dollar may have an adverse effect on our earnings as our consolidated financial statements are reported in Canadian dollars. The impact of a 10% strengthening, 5% strengthening, 5% weakening and a 10% weakening of the Canadian dollar in relation to the U.S. dollar compared to the fiscal year ended October 31, 2010 average U.S. dollar/Canadian dollar exchange rate of $1.0373 is as follows:

US$1=CAD$0.9336 10% strengthening	US$1=CAD$0.9854 5% strengthening	US$1=CAD$1.0373 October 31, 2010	US$1=CAD$1.0892 5% weakening	US$1=CAD$1.1410 10% weakening
US$1,000	US$1,000	US$1,000	US$1,000	US$1,000
CAD$934	CAD$985	CAD$1,037	CAD$1,089	CAD$1,141

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

D. American Depository Shares

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

During the year, a Plan of Arrangement (the “Arrangement”) was implemented to amend the Articles and the Unanimous Shareholder Agreement of the Company and to implement an Employee Share Participation Plan (the “Plan”). Following a shareholder vote, the Alberta Court of Queen’s Bench gave final approval to the Arrangement on August 17, 2010. The Arrangement became effective on August 19, 2010, when it was filed with the Alberta Registrar of Corporations. On August 20, 2010, the Board passed a resolution in accordance with the amended Articles, converting the Class 1 and Class 3 shares of all active employee shareholders into Class 5 and Class 6 shares, respectively, all held pursuant to the Plan, as required by the amended Articles. The shareholder of record of the Class 5 and Class 6 shares is PCL Administrator, LLC, acting as agent on behalf of each of the employee shareholders. The Company filed the required form with the Securities and Exchange Commission on August 31, 2010 to terminate the registration of the Class 1 and Class 3 shares.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As at October 31, 2010, our management, including our president and chief executive officer, and vice president, secretary/treasurer, has evaluated the effectiveness of the design and operations of our disclosure controls and procedures in accordance with Rule 13a-15 under the Securities Exchange Act of 1934. Based upon and as of the date of the evaluation, our president and chief executive officer, and vice president, secretary/treasurer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported as and when required, and that it is accumulated and communicated to our management, including our president and chief executive officer, and vice president, secretary/treasurer, as appropriate to allow timely decisions regarding required disclosure. There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of October 31, 2010.

Attestation Report of the Registered Public Accounting Firm

The annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting, pursuant to the exemption found in Section 404(c) of the Sarbanes-Oxley Act of 2002, as added by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Control Over Financial Reporting

None.

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

Our code of ethics entitled “Code of Conduct” applies to our president and chief executive officer, and vice president, secretary/treasurer, among other members of management. A copy of the code of ethics has been filed with the Securities and Exchange Commission as an exhibit to this Annual Report on Form 20-F, and may be accessed through the Commission’s EDGAR database by visiting www.sec.gov.

C. Principal Accounting Fees And Services

PCL has appointed KPMG LLP to serve as external auditors.

Audit Fees

KPMG LLP billed PCL $1,062,400 in 2010 and $1,293,872 in 2009 for audit services. Audit fees were incurred for the audit of our annual financial statements, the audits of the annual financial statements of certain of our consolidated subsidiaries, and services provided in connection with regulatory filings.

Audit Related Fees

None.

Tax Fees

KPMG LLP billed PCL $404,786 in 2010 and $291,950 in 2009 for tax compliance, tax advice, and tax planning services, of which 35% and 0%, respectively, were for services approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

All Other Fees

KPMG LLP billed PCL $47,675 in 2010 and $27,000 in 2009 for advisory services, none of which related to services approved by the audit committee in either year pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Audit Committee Pre-approval Policy

On September 4, 2009, the audit committee amended the pre-approval policy for the services provided by our external auditors. According to the policy, the audit committee pre-approved the following categories of defined engagements for PCL and its consolidated subsidiaries as specified below:

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

E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

The following table outlines the purchases of the Company’s Class 1, Class 3, Class 5 and Class 6 shares by the Company during each month of the fiscal year ended October 31, 2010:

	Class 1		Class 3		Class 5		Class 6
Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share
November 1, 2009 to November 30, 2009	50,810	$25.00	19,630	$25.00
December 1, 2009 to December 31, 2009	5,590	$25.00	—	$25.00
January 1, 2010 to January 31, 2010	12,640	$25.00	200	$25.00
February 1, 2010 to February 28, 2010	131,135	$26.00	100	$26.00
March 1, 2010 to March 31, 2010	132,670	$26.00	33,170	$26.00
April 1, 2010 to April 30, 2010	33,140	$26.00	13,440	$26.00
May 1, 2010 to May 31, 2010	160,760	$26.00	—	$0.00
June 1, 2010 to June 30, 2010	39,605	$26.00	550	$26.00
July 1, 2010 to July 31, 2010	11,950	$26.00	2,350	$26.00
August 1, 2010 to August 31, 2010	14,310	$26.00	100	$26.00
September 1, 2010 to September 30, 2010	28,040	$26.00	17,400	$26.00	6,750	$26.00	200	$26.00
October 1, 2010 to October 31, 2010	16,350	$26.00	5,540	$26.00	34,330	$26.00	—	$0.00

TOTAL	637,000	$25.89	92,480	$25.79	41,080	$26.00	200	$26.00

Note: The terms of the share repurchases by the Company, including the number of shares to be repurchased and the determination of the price to be paid upon repurchase, are determined in accordance with the Company’s Unanimous Shareholder Agreement, as described in “Item 10 – Additional Information – Unanimous Shareholder Agreement – Company Rights and Obligations to Repurchase Shares”. There were no shares purchased as part of publicly announced plans or programs, nor are there shares that may yet be purchased under any such plans or programs.

F. Change in Registrant’s Certifying Accountant

None.

G. Corporate Governance

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Auditors’ Report and Financial Statements for the Company are attached hereto as itemized under Item 19(a) and are incorporated herein by reference. Such Financial Statements have been prepared on the basis of Canadian GAAP. A reconciliation to United States GAAP appears in Note 24 thereto.

ITEM 18. FINANCIAL STATEMENTS

Not applicable. The Company has elected to provide Financial Statements pursuant to Item 17.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

F-1	Report of Independent Registered Public Accounting Firm;

F-2	Consolidated Statements of Earnings and Retained Earnings;

F-3	Consolidated Balance Sheets;

F-4	Consolidated Statements of Cash Flows;

F-5	Consolidated Statements Comprehensive Income; and

F-6	Notes to Consolidated Financial Statements.

B. Exhibits

1.1	Certificate of Amendment and Registration of Restated Articles dated August 19, 2010**

1.2	By-Laws of the Company*

2.1	Unanimous Shareholder Agreement dated effective August 19, 2010, as amended**

4.1	2010 Class 1 Regular Employee Stock Purchase Plan*

4.2	2010 Class 1 Universal Employee Stock Purchase Plan*

4.3	2010 Class 2 Regular Employee Stock Purchase Plan**

4.4	2010 Class 2 Universal Employee Stock Purchase Plan**

4.5	2010 Class 3 Regular Employee Stock Purchase Plan*

4.6	2010 Class 3 Universal Employee Stock Purchase Plan*

4.7	2010 Class 4 Regular Employee Stock Purchase Plan**

8.1	List of subsidiaries, including their jurisdiction of incorporation and names under which they do business**

11.1	Code of Conduct**

12.1	Section 13a-14(a)/15d-14(a) Certification of Principal Executive Officer**

12.2	Section 13a-14(a)/15d-14(a) Certification of Principal Financial Officer**

13.1	Section 1350 Certification of Principal Executive Officer and Principal Financial Officer**

*	Previously filed as an exhibit to our registration on Form S-8 filed on February 17, 2010, and incorporated herein by reference.

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PCL EMPLOYEES HOLDINGS LTD.

By:	/s/ GORDON D. MARON
Gordon D. Maron
Vice President, Secretary/Treasurer

Date: January 21, 2011

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of PCL Employees Holdings Ltd.

We have audited the accompanying consolidated balance sheets of PCL Employees Holdings Ltd. (the “Company”) as of October 31, 2010 and 2009 and the related consolidated statements of earnings and retained earnings, cash flows and comprehensive income for each of the years in the three-year period ended October 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2010 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 1(p) to the consolidated financial statements, the Company adopted new accounting pronouncements related to business combinations, consolidated financial statements and non-controlling interests in 2010.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

Chartered Accountants

Edmonton, Canada

January 20, 2011

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statements of Earnings and Retained Earnings

Years ended October 31

(In thousands of Canadian dollars, except share data)

	2010	2009	2008
Contract revenues	$5,238,470	$6,157,977	$5,837,426
Contract costs	(4,564,620)	(5,235,337)	(4,984,016)

Gross profit	673,850	922,640	853,410
Indirect and administrative expenses	(406,575)	(503,857)	(443,638)
Gain on disposal of property, plant and equipment	2,868	1,360	1,211

Operating profit	270,143	420,143	410,983
Other income (expense) - Note 15	8,191	29,315	(34,179)

Earnings before income taxes	278,334	449,458	376,804
Income taxes - Note 11(a)	(82,082)	(143,418)	(134,772)

Net earnings	196,252	306,040	242,032
Retained earnings at beginning of year	385,543	366,210	315,927

	581,795	672,250	557,959
Dividends	(276,544)	(266,849)	(177,556)
Premium on repurchase of share capital	(16,676)	(19,858)	(14,193)

Retained earnings at end of year	$288,575	$385,543	$366,210

Earnings per share (basic and diluted)	$6.64	$11.88	$10.86
Weighted average number of shares outstanding (basic and diluted)	29,557,276	25,752,924	22,292,775

See Notes to the Consolidated Financial Statements

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Balance Sheets

As at October 31

(In thousands of Canadian dollars)

	2010	2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents - Note 10(a)	$1,031,810	$963,227
Short-term deposits - Notes 2 and 10(a)	151,773	252,169
Accounts receivable - Note 3	1,152,411	1,379,002
Costs and estimated earnings in excess of billings - Note 4	170,001	112,543
Investment in limited liability companies and limited partnerships - Note 23(a)	1,351	2,410
Income taxes recoverable	29,400	—
Future income taxes - Note 11(c)	56,845	17,002

	2,593,591	2,726,353
Long-term investments - Notes 5 and 19	103,398	95,671
Property, plant and equipment - Note 6	119,501	135,243
Intangible assets - Note 7	1,196	2,164
Goodwill	4,317	4,578
Future income taxes - Note 11(c)	3,519	13,505
Accrued benefit asset - Note 18	1,870	2,770

	$2,827,392	$2,980,284

LIABILITIES
CURRENT LIABILITIES
Accounts payable - Note 8	$804,713	$940,874
Accrued liabilities - Note 9	262,408	322,078
Unearned revenue - Note 4	441,063	452,883
Income taxes payable	—	16,103
Bank loans - Note 10	240,197	231,934
Future income taxes - Note 11(c)	52,092	28,114

	1,800,473	1,991,986
Bank loans - Note 10	84,865	42,794
Future income taxes - Note 11(c)	1,510	22,201

	1,886,848	2,056,981

SHAREHOLDERS’ EQUITY
Share capital - Note 12	668,939	558,200
Retained earnings	288,575	385,543
Accumulated other comprehensive loss - Note 13	(16,970)	(20,440)

	940,544	923,303
Commitments and contingencies - Notes 7, 14, 22 and 23
Subsequent event - Note 22

	$2,827,392	$2,980,284

See Notes to the Consolidated Financial Statements

On behalf of the Board:

/s/ H.R. Gillespie		/s/ R.A. Grieve
H.R. Gillespie	DIRECTOR	R.A. Grieve	DIRECTOR

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statement of Cash Flows

Years ended October 31

(In thousands of Canadian dollars)

	2010	2009	2008
FUNDS PROVIDED BY (USED FOR):
OPERATIONS (NOTE 16):
Net earnings	$196,252	$306,040	$242,032
Items not involving cash:
Depreciation and amortization	35,422	43,542	38,029
Gain on disposal of property, plant and equipment	(2,868)	(1,359)	(1,211)
Loss on disposal of long-term investments	533	4,499	1,744
Future income tax expense (reduction) - Note 11(a)	(27,062)	(802)	14,258
Net change in operating accounts - Note 17	(82,687)	(123,790)	126,657

	119,590	228,130	421,509

INVESTING:
Investment in long-term investments	(75,099)	(32,001)	(85,430)
Proceeds on disposal of long-term investments	73,124	34,329	61,543
Decrease (increase) in short-term deposits, other than investments held in escrow	86,444	(106,127)	53,533
Decrease (increase) in investments held in escrow	13,952	31,054	(19,458)
Purchase of property, plant and equipment	(26,549)	(21,850)	(47,322)
Proceeds on disposal of property, plant and equipment	8,015	4,567	4,583
Decrease (increase) in investment in limited liability companies and limited partnerships	1,059	(1,320)	(890)
Business acquisition (net of cash acquired in 2008 of $5,854) - Note 7(b)	—	—	(19,253)
Increase in goodwill - Note 7(c)	—	—	(3,487)

	80,946	(91,348)	(56,181)

FINANCING:
Proceeds from bank loans	3,001,295	2,209,240	1,338,534
Repayments of bank loans	(2,950,961)	(2,285,743)	(1,198,297)
Issuance of share capital	151,424	150,007	120,037
Repurchase of share capital	(57,361)	(47,354)	(35,422)
Dividends paid	(276,544)	(266,849)	(177,556)

	(132,147)	(240,699)	47,296

Unrealized foreign exchange loss (gain)	194	(379)	66,001

Net increase (decrease) in cash and cash equivalents	68,583	(104,296)	478,625
Cash and cash equivalents at beginning of period	963,227	1,067,523	588,898

Cash and cash equivalents at end of year	$1,031,810	$963,227	$1,067,523

See Notes to the Consolidated Financial Statements

PCL EMPLOYEES HOLDINGS LTD.

Consolidated Statement of Comprehensive Income

Years ended October 31

(In thousands of Canadian dollars)

	2010	2009	2008
Net earnings	$196,252	$306,040	$242,032
Other comprehensive income (loss) - Note 13:
Reclassification of loss on disposal of investments in securities available-for-sale	533	4,499	1,744
Unrealized gain (loss) on investments in securities available-for-sale	5,753	4,463	(15,755)
Effect of exchange rate changes during the year	(1,392)	(15,644)	68,033

	4,894	(6,682)	54,022

Tax impact of above items:
Tax expense on reclassification of loss on disposal of investments in securities available-for-sale	(141)	(1,002)	(385)
Tax recovery (expense) on unrealized gain (loss) on investments in securities available-for-sale	(1,283)	(1,008)	3,558

	(1,424)	(2,010)	3,173

Comprehensive income	$199,722	$297,348	$299,227

See Notes to the Consolidated Financial Statements

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

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

(c)	Revenue Recognition on Contracts

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

Notes to the Financial Statements

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

(f)	Long-term Investments

Securities designated as held-for-trading are measured at fair value, which is determined directly by reference to quoted market prices, and may not be realized on sale. Changes in the fair value of these securities are recognized as they occur in net income.

Securities classified as available-for-sale are recorded at fair value. Changes in the fair value of these securities are recorded as other comprehensive income. When there is objective evidence that securities available-for-sale are impaired and the decline is other than temporary, the cumulative loss that had been recognized directly in other comprehensive income is removed from accumulated other comprehensive income and is recognized in net earnings.

(g)	Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is recorded using the following methods and annual rates which are designed to depreciate the cost of the assets over their estimated useful lives:

Contractor’s moveable equipment	- 20% to 30% declining balance
Buildings:
- Frame	- 10% declining balance
- Brick	- 4% to 5% declining balance
Leasehold improvements	- Straight-line over the terms of the leases which vary up to five years
Automobiles and trucks	- 30% declining balance
Land improvements	- Straight-line over five years
Office furniture and fixtures	- 20% declining balance
Computer hardware	- 100% annually
Computer software	- 100% annually

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Intangible Assets

Intangible assets, representing primarily customer lists and relationships, employment contracts, and workforce and non-competition arrangements, are recorded at cost less accumulated amortization as outlined in Note 7. These intangible assets are amortized on a straight-line basis over periods ranging from one to five years.

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

The Company performed its annual impairment test on goodwill on August 31, 2010 and determined that there was no impairment in carrying value. No triggering events occurred between September 1, 2010 and October 31, 2010.

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

Notes to the Financial Statements

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

(m)	Employee Future Benefits

The Company has a defined benefit pension plan covering certain salaried employees. The Company has adopted the following policies:

(i)	The cost of the accrued benefit obligations for pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages and other actuarial factors.

(ii)	For the purpose of calculating expected return on plan assets, those assets are valued at fair value.

(iii)	Past service costs from plan amendments are deferred and amortized on a straight-line basis over the average remaining service period of employees active at the date of the amendment.

(iv)	Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gains (losses) over 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans is 3 years (2009 - 3 years; 2008 - 3 years).

(v)	When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

The Company also has a Canadian and a United States defined contribution plan providing pension benefits for the remainder of its salaried employees. The cost of the defined contribution plan is recognized based on the contributions required to be made during each period. The Company has no obligations for employee non-pension future benefits.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

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

The Company consolidates variable-interest entities when it is the primary beneficiary, as described in the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15 Consolidation of Variable-Interest Entities , the CICA Emerging Issues Committee Abstract No. 157, “Implicit Variable Interests under AcG-15” and the CICA Emerging Issues Committee Abstract No. 163, “Determining the Variability to be Considered in Applying AcG-15”.

(p)	Adoption of Canadian Accounting Pronouncements

Effective November 1, 2009, the Company adopted the new CICA Handbook Section 1582, “Business Combinations”, which replaces Section 1581 - Business Combinations. Section 1582 establishes standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in periods after the acquisition date. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Effective November 1, 2009, the Company adopted the new CICA Handbook Section 1601, “Consolidated Financial Statements”, which replaces Section 1600 – Consolidated Financial Statements. Section 1601 carries forward existing Canadian guidance for preparing consolidated financial statements other than guidance for non-controlling interests. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Effective November 1, 2009, the Company adopted the new CICA Handbook Section 1602, “Non-Controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

2.	SHORT-TERM DEPOSITS

Short-term deposits of $21,714 (2009 - $35,666) are held in escrow by a financial institution and are assigned to certain customers in lieu of holdback on contract accounts receivable. These deposits are typically released upon project completion.

3.	ACCOUNTS RECEIVABLE

	2010	2009
Trade accounts receivable	$823,202	$959,950
Allowance for doubtful accounts	—	(15,225)

Net trade accounts receivable	823,202	944,725
Holdbacks receivable	329,209	434,277

	$1,152,411	$1,379,002

Holdbacks receivable include $69,904 (2009 - $76,871) that is not expected to be collected within the next year.

4.	COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

	2010	2009
Costs incurred on uncompleted contracts	$10,738,472	$11,300,907
Estimated earnings	1,044,588	802,840

	11,783,060	12,103,747
Less billings to date	12,054,122	12,444,087

	$(271,062)	$(340,340)

Included in the accompanying consolidated balance sheets under the following headings:

Costs and estimated earnings in excess of billings	$170,001	$112,543
Unearned revenue	(441,063)	(452,883)

	$(271,062)	$(340,340)

5.	LONG-TERM INVESTMENTS

	2010	2009
Investments in securities held-for-trading	$10,765	$10,765
Investments in securities available-for-sale	92,633	84,906

	$103,398	$95,671

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

6.	PROPERTY, PLANT AND EQUIPMENT

October 31, 2010	Cost	Accumulated Depreciation	Net Book Value
Contractor’s moveable equipment	$149,328	$109,404	$39,924
Buildings	54,314	18,917	35,397
Leasehold improvements	32,197	22,492	9,705
Automobiles and trucks	24,337	17,039	7,298
Land improvements	12,123	7,970	4,153
Office furniture and fixtures	8,607	5,046	3,561
Computer hardware	20,812	18,945	1,867
Computer software	8,295	8,046	249

	310,013	207,859	102,154
Land	17,347	—	17,347

	$327,360	$207,859	$119,501

October 31, 2009	Cost	Accumulated Depreciation	Net Book Value
Contractor’s moveable equipment	$162,506	$111,972	$50,534
Buildings	50,049	17,316	32,733
Leasehold improvements	28,521	18,024	10,497
Automobiles and trucks	26,668	16,948	9,720
Land improvements	12,020	5,978	6,042
Office furniture and fixtures	8,360	4,636	3,724
Computer hardware	17,927	14,487	3,440
Computer software	7,887	7,725	162

	313,938	197,086	116,852
Land	18,391	—	18,391

	$332,329	$197,086	$135,243

Depreciation expense in the amount of $34,559 (2009 - $41,770; 2008 - $36,119) has been included in indirect and administrative expenses in the consolidated statements of earnings and retained earnings.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

7.	INTANGIBLE ASSETS

(a)	The intangible assets balance consists of the following:

	2010	2009
Intangible assets at cost	$12,108	$12,571
Accumulated amortization	(10,912)	(10,407)

Net	$1,196	$2,164

Amortization expense in the amount of $863 (2009 - $1,772; 2008 - $1,910) has been included in indirect and administrative expenses in the consolidated statements of earnings and retained earnings.

(b)	On April 7, 2008, the Company acquired all of the outstanding shares of Nordic Construction Ltd. in Honolulu, Hawaii. The acquisition was accounted for using the purchase method and the results of operations have been included in the consolidated financial statements from the date of acquisition.

The aggregate purchase price was $25,107 (U.S. $20,845) which can be summarized as follows:

Current assets (including cash of $ 5,854)	$51,423
Property, plant & equipment	6,380
Intangible assets	5,191
Goodwill	1,610
Current liabilities	(39,497)

Total assets acquired	$25,107

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

The Company was required to pay additional consideration in each fiscal year that the subsidiary’s earnings exceeded certain annual amounts from the acquisition date and ending on October 31, 2008. For the year ended October 31, 2008 the Company paid $3,487 in additional consideration which has been recorded as goodwill within the Heavy Industrial - U.S. reporting segment.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

8.	ACCOUNTS PAYABLE

	2010	2009
Trade accounts payable	$582,440	$608,897
Holdbacks payable	222,273	331,977

	$804,713	$940,874

Holdbacks payable includes $48,486 (2009 - $39,347) that is not expected to be paid within the next year.

9.	ACCRUED LIABILITIES

	2010	2009
Wages payable	$78,867	$71,468
Bonuses payable	150,311	231,223
Other	33,230	19,387

	$262,408	$322,078

10.	BANK LOANS

(a)	The U.S. $225,000 (2009 - U.S. $168,000) bank loans have maturity dates ranging from 30 to 365 days. The total of the bank loans available under the Credit Facility is U.S. $400,000. Interest on these loans is designed to vary with the bank’s United States Base Rate or the London Interbank Offered Rate plus 0.65% at the Company’s option. Cash equivalents of $221,481 (2009 - $182,767) and short-term deposits of $11,370 (2009 - $nil) are hypothecated in favour of the bank under the terms of the credit facilities. Interest expense of $2,923 (2009 - $3,940; 2008 - $9,370) related to these bank loans is included in indirect and administrative expenses.

In addition to these bank loans, the Company has access to lines of credit in the amount of $417,343 (2009 - $313,423). As at October 31, 2010, the Company has utilized $230,551 (2009 - $239,271) of these lines of credit, all in the form of letters of credit.

At October 31, 2010, the Canadian dollar equivalent of these U.S. dollar denominated bank loans is $229,545 (2009 - $181,759).

The Company is subject to restrictive covenants under its bank loans and lines of credit as described above that are measured on an annual basis. These covenants include, but are not limited to a current ratio, funded debt to EBITDA ratio, and funded debt to shareholder equity ratio. The Company is in compliance with its loan covenants.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

10.	BANK LOANS (CONTINUED)

(b)	During 2008, the Company entered into financing arrangements in relation to certain build-interim finance construction contracts. The total financing available under these financing arrangements is $102,297 at an interest rate equal to the Canadian Dollar Offered Rate plus 1.00% and $129,811 at an interest rate equal to the Canadian Dollar Offered Rate plus 1.40%. These financing arrangements have maturity dates that correspond with the dates of substantial completion of the related construction contracts. These financing arrangements are secured by the related construction contracts, along with the assets and shares of certain wholly-owned subsidiaries of the Company directly contracted to carry out the related construction. The Company has entered into agreements with its customers and lenders in relation to these construction contracts such that the Company’s customers will make payments on the trade accounts receivable of $95,517 (2009 - $92,969) owed to the Company directly to the Company’s lenders to satisfy these amounts outstanding under the financing arrangements. The amount payable within the next year is $10,652 (2009 - $50,175). Interest expense of $4,395 (2009 - $5,303) related to these arrangements is included in contract costs.

(c)	During 2010, the Company entered into a financing arrangement in relation to a certain build-interim finance construction contract. The total financing available under this arrangement is U.S. $180,000 at an interest rate equal to the London Interbank Offered Rate plus 2.50%. This financing arrangement has a maturity date in 2015. At October 31, 2010, the Company had U.S. $180,000 available under this facility.

11.	INCOME TAXES

(a)	Components of income tax expense (benefit) are as follows:

	2010	2009	2008
Current income taxes:
Canadian Federal	$61,367	$69,913	$44,336
Canadian Provincial	26,994	36,954	26,983
U.S. Federal	17,458	31,377	40,899
U.S. State	3,325	5,976	8,296

	109,144	144,220	120,514

Future income taxes:
Canadian Federal	(11,807)	(3,119)	5,496
Canadian Provincial	(8,711)	(3,057)	2,351
U.S. Federal	(5,497)	4,514	5,343
U.S. State	(1,047)	860	1,068

	(27,062)	(802)	14,258

	$82,082	$143,418	$134,772

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

11.	INCOME TAXES (CONTINUED)

(b)	Income tax expense differs from the amount that would be computed by applying the combined Federal and Provincial or State income tax rates of 31% (2009 - 32%; 2008 - 34%) to earnings before income taxes. The reasons for the differences are as follows:

	2010		2009		2008
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Income tax at statutory rate	$85,114	30.58	$145,444	32.36	$126,304	33.52
Non-taxable capital loss (gain)	355	0.13	(1,996)	(0.44)	7,137	1.89
Effect of enacted future tax rates	655	0.24	(2,189)	(0.49)	(1,312)	(0.35)
Recognition of previously unrecognized temporary differences and other changes in estimates	2,100	0.75	(5,300)	(1.18)	(1,300)	(0.35)
Large corporation tax, refundable tax, permanent differences and other	(6,142)	(2.21)	7,459	1.66	3,943	1.05

	$82,082	29.49	$143,418	31.91	$134,772	35.76

(c)	The tax effects that give rise to significant portions of the future income tax assets and future income tax liabilities at October 31, 2010 and 2009 are presented below:

	2010	2009
Future income tax assets:
Unearned revenue	$63,169	$56,041
Accounts payable, principally due to holdbacks payable	52,745	73,627
Accrued liabilities not claimed for tax	41,903	32,624
Property, plant and equipment - differences between net book value and undepreciated capital cost	3,387	405
Losses carried forward for tax purposes	11,017	6,884
Other	2,851	457

	175,072	170,038
Less valuation allowance	(3,486)	(3,747)

	171,586	166,291

Future income tax liabilities:
Marketable securities	1,703	282
Accounts receivable, principally due to holdbacks receivable and uncertified progress billings	132,348	171,696
Reserves claimed for tax	25,943	9,170
Other	4,830	4,951

	164,824	186,099

Net future income tax asset (liability)	$6,762	$(19,808)

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

11.	INCOME TAXES (CONTINUED)

The net future income tax liability is presented in the consolidated balance sheets as follows:

	2010	2009
Current assets	$56,845	$17,002
Non-current assets	3,519	13,505
Current liabilities	(52,092)	(28,114)
Non-current liabilities	(1,510)	(22,201)

Net future income tax asset (liability)	$6,762	$(19,808)

(d)	Losses carried forward:

Non-capital losses carried forward for tax purposes will expire as follows:

Year ending October 31:
2011	$—
2012	—
2013	—
2014	631
2015	181
2016 and thereafter	15,270

$16,082

(e)	Certain taxes paid by the Company on investment income are refundable at the rate of $1 for every $3 of taxable dividends paid. Such tax and its recovery are charged to retained earnings. At October 31, 2010, $559 of refundable taxes have been fully recovered (2009 - $675; 2008 - $2,565).

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

12.	SHARE CAPITAL

(a)	Authorized:

In prior years, the Company was authorized to issue unlimited numbers of Class 1, 2, 3 and 4 common shares in each series. Effective August 19, 2010, Class 1 and 3 shares were converted into Class 5 and 6 shares, held by PCL Administrator, LLC, acting as agent on behalf of each of the employee shareholders. The Company is authorized to issue unlimited numbers of Classes 1 through 8 common shares in each series. Class 1, 2, 5 and 7 shares are non-voting shares and Class 3, 4, 6 and 8 shares have voting rights. Each year a new series of shares is issued and the series number assigned corresponds to the year of issue.

The Unanimous Shareholder Agreement provides that the Company can only issue shares to employees and directors (and their personal corporations) of PCL Employees Holdings Ltd. and its subsidiaries and affiliates. No shareholder (or related group of shareholders) may own more than 11% of the outstanding voting shares. The Company has the option or right (subject to applicable laws) to repurchase shares of the Company in certain situations. The Company has the option to purchase the shares of a shareholder (i) who ceases to be an employee for any reason other than death, including disability, dismissal or resignation, (ii) whose shares are seized or transferred pursuant to court order or who becomes bankrupt, (iii) who breaches certain provisions of the Unanimous Shareholder Agreement, or (iv) if that shareholder is a corporation, it ceases to be controlled by an employee or director of the Company or its subsidiaries or affiliates. It also provides that the Company is obligated (subject to applicable laws) to repurchase the shares of an employee upon the death (as defined in the Unanimous Shareholder Agreement) of the employee. The purchase price for any shares that the Company has the obligation or option to purchase is the “Adjusted Consolidated Book Value” of the shares, as determined by the Board.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

12.	SHARE CAPITAL (CONTINUED)

(b)	Issued:

	Class 1	Class 2	Class 3	Class 4	Class 5	Class 6	Total
Number of shares (all series):
Outstanding, October 31, 2007	5,298,425	9,854,916	1,930,826	3,604,470	—	—	20,688,637
Issued during the year	1,502,555	2,493,820	669,040	530,330	—	—	5,195,745
Repurchased during the year	(515,620)	(621,910)	(108,130)	(264,660)	—	—	(1,510,320)
Realigned shares	23,950	(23,950)	—	—	—	—	—

Outstanding, October 31, 2008	6,309,310	11,702,876	2,491,736	3,870,140	—	—	24,374,062
Issued during the year	1,372,565	2,922,760	458,960	1,274,660	—	—	6,028,945
Repurchased during the year	(295,623)	(684,250)	(72,790)	(848,930)	—	—	(1,901,593)
Realigned shares	24,050	(24,050)	(158,210)	158,210	—	—	—

Outstanding, October 31, 2009	7,410,302	13,917,336	2,719,696	4,454,080	—	—	28,501,414
Issued during the year	1,391,955	3,202,970	600,635	628,680	—	—	5,824,240
Repurchased during the year	(637,000)	(992,945)	(92,480)	(447,900)	(41,080)	(200)	(2,211,605)
Realigned shares	(8,165,257)	92,950	(3,227,851)	—	8,078,277	3,221,881	—

Outstanding, October 31, 2010	—	16,220,311	—	4,634,860	8,037,197	3,221,681	32,114,049

	Class 1	Class 2	Class 3	Class 4	Class 5	Class 6	Total
Stated capital (all series):
Outstanding, October 31, 2007	$85,364	$170,913	$33,056	$51,143	$—	$—	$340,476
Issued during the year	35,310	58,605	15,722	12,463	—	—	122,100
Repurchased during the year	(5,693)	(9,744)	(1,547)	(4,245)	—	—	(21,229)
Realigned shares	438	(438)	—	—	—	—	—

Outstanding, October 31, 2008	$115,419	$219,336	$47,231	$59,361	$—	$—	$441,347
Issued during the year	34,314	73,069	11,474	31,866	—	—	150,723
Repurchased during the year	(6,197)	(11,658)	(1,555)	(8,086)	—	—	(27,496)
Realigned shares	447	(447)	(3,718)	3,718	—	—	—

Outstanding, October 31, 2009	$143,983	$280,300	$53,432	$86,859	$—	$—	$564,574
Issued during the year	36,191	83,277	15,614	16,345	—	—	151,427
Repurchased during the year	(11,071)	(18,122)	(2,070)	(8,464)	(953)	(5)	(40,685)
Realigned shares	(169,103)	1,561	(66,976)	—	167,676	66,842	—

Outstanding, October 31, 2010	$—	$347,016	$—	$94,740	$166,723	$66,837	$675,316

	Share capital outstanding	Share purchase loans	Share capital outstanding net of share purchase loans
October 31, 2009	$564,574	(6,374)	$558,200
October 31, 2010	$675,316	(6,377)	$668,939

Share purchase loans are non-interest bearing and are repaid by payroll deductions over a period of three years. The employee shareholder grants an option to the Company to repurchase the shares in the event of default by the shareholder under the promissory note and grants security in respect of the proceeds of sale under the option.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of the following:

	2010	2009
Balance, beginning of year	$(20,440)	$(11,748)
Other comprehensive income (loss) for the year:
Reclassification of loss on disposal of investments in securities available-for-sale	533	4,499
Unrealized gain on investments in securities available-for-sale	5,753	4,463
Effect of exchange rate changes during the year	(1,392)	(15,644)
Tax impact of above items	(1,424)	(2,010)

	3,470	(8,692)

Balance, end of year	$(16,970)	$(20,440)

Components of accumulated other comprehensive loss are as follows:

Accumulated foreign exchange losses on translation of self-sustaining foreign operations	$(22,826)	$(21,434)
Accumulated unrealized gain on investments in securities available-for-sale	7,566	1,280
Tax expense on unrealized gain on investments in securities available-for-sale	(1,710)	(286)

Balance, end of year	$(16,970)	$(20,440)

14.	LEASE COMMITMENTS

Future minimum lease payments for non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

Year ending October 31:
2011	$8,076
2012	7,366
2013	5,870
2014	4,186
2015	2,991
2016 and thereafter	5,219

$33,708

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

15.	OTHER INCOME (EXPENSE)

	2010	2009	2008
Interest income	$9,976	$16,135	$20,873
Foreign exchange gain (loss)	(1,254)	17,513	(53,817)
Equity in earnings of limited liability companies and limited partnerships	2	166	509
Loss on disposal of long-term investments	(533)	(4,499)	(1,744)

	$8,191	$29,315	$(34,179)

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	2010	2009	2008
Interest paid	$10,359	$12,137	$14,828
Interest received	6,785	14,655	32,317
Income taxes paid	154,646	160,650	53,850

17.	NET CHANGE IN OPERATING ACCOUNTS

	2010	2009	2008
Accounts receivable	$226,591	$29,147	$(301,851)
Accrued benefit asset	900	2,119	(159)
Accounts payable	(136,161)	(82,297)	177,407
Accrued liabilities	(59,670)	238	93,501
Unearned revenue, net	(68,844)	(56,565)	90,672
Income taxes recoverable/payable	(45,503)	(16,432)	67,087

	$(82,687)	$(123,790)	$126,657

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

18.	EMPLOYEE BENEFIT PLANS

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

The defined benefit portion provides a benefit based on a percentage of final average earnings and years of service. Independent consultants prepared an actuarial valuation for funding purposes at December 31, 2009 which has been extrapolated to October 31, 2010. The next required valuation is December 31, 2012.

The reconciliation of the funded status of the defined benefit plan to the amounts recorded in the financial statements is as follows:

	2010	2009
Accrued benefit obligation:
Balance, beginning of year	$17,428	$14,926
Current service cost	124	128
Interest cost	898	1,044
Benefits paid	(2,452)	(1,303)
Actuarial loss	1,220	2,633

Balance, end of year	17,218	17,428

Plan assets:
Fair value, beginning of year	12,723	12,782
Actual return on plan assets	1,050	1,106
Employer contributions	1,241	102
Employees’ contributions	34	36
Benefits paid	(2,452)	(1,303)

Fair value, end of year	12,596	12,723

Accrued benefit asset:
Funded status - plan deficit	(4,622)	(4,705)
Unamortized net actuarial loss	6,492	7,475

Accrued benefit asset	$1,870	$2,770

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

18.	EMPLOYEE BENEFIT PLANS (CONTINUED)

During the year ended October 31, 2010, benefits paid out of the defined benefit plan were $2,432 (2009 - $1,303; 2008 -$1,604). The percentage of the fair value of plan assets by major category is as follows:

	2010	2009
Equities	52.2%	57.5%
Debt securities	34.8%	36.0%
Cash and other	13.0%	6.5%

	100.0%	100.0%

Significant actuarial assumptions used to determine both the accrued benefit obligation and the benefit cost are as follows (weighted average):

	2010	2009
Discount rate	4.80%	5.50%
Expected long-term rate of return on plan assets	6.25%	6.25%
Rate of compensation increase	3.00%	3.00%

Total cash amounts recognized as paid or payable by the Company to both the defined contribution and defined benefit portions of the pension plan for the year ended October 31, 2010 were $9,322 (2009 - $7,600; 2008 - $3,741).

The elements of the Company’s defined benefit plan costs recognized in the year are as follows:

	2010	2009	2008
Current service cost (employer portion)	$90	$92	$112
Interest cost	898	1,044	967
Expected return on plan assets	(758)	(762)	(1,213)
Amortization of net actuarial loss	1,911	1,847	3

Net benefit plan cost (income)	$2,141	$2,221	$(131)

The benefits expected to be paid under the defined benefit pension plan are as follows:

Year end October 31:
2011	$1,483
2012	1,482
2013	1,461
2014	1,454
2015	1,428
2016 and thereafter	6,586

$13,894

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

18.	EMPLOYEE BENEFIT PLANS (CONTINUED)

United States

The Company has a qualified defined contribution 401(k) plan which covers substantially all resident United States salaried employees. Eligible participants may contribute a portion of their annual salary, subject to certain limitations. The Company matches 50% of the first 8% that a participant contributes of compensation. The participants’ contributions are 100% vested and non-forfeitable. The Company’s matching contributions vest over a seven-year period. The Company’s contributions totaled $4,326 (2009 - $5,126; 2008 - $3,223).

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

A 10% strengthening of the Canadian dollar against the U.S. dollar at October 31, 2010 would have increased net earnings and retained earnings by $22,955 (2009 - $18,176) due to a reduction in the value of the Company’s U.S. dollar bank loans, and increased other comprehensive loss and accumulated other comprehensive loss by $17,260 (2009 - $15,597) due to a reduction in the value of the Company’s U.S. dollar net assets. A 10% weakening of the Canadian dollar against the U.S. dollar at October 31, 2010 and 2009 would have had the equal but opposite effect.

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

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

19.	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (CONTINUED)

The Company is exposed to credit risk in accounts receivable arising from changes in the credit quality of its customers which could affect the Company’s earnings. The Company does not have a significant exposure of credit risk to any individual customer, or customers in any geographic area or industry. The Company performs an assessment of the financial capacity of each potential customer prior to the submission of a bid or other proposal for new work. This assessment confirms that the potential customer has sufficient funds either through its own equity, financing from financial institutions with high credit-ratings assigned by international-credit rating agencies, or a combination thereof, to pay the Company the contract sum and change orders as the work progresses. On occasion, some form of financial security, either a letter of credit or some other deposit, is required prior to the commencement of work on the project. The Company also performs assessments of the financial capacity of its existing customers when contractual conditions are violated, including failing to adhere to payment schedules, or when other objective evidence is received that a customer may default in whole or in part on amounts owed to the Company. At October 31, 2010, $104,592 (2009 - $126,194) of trade accounts receivable are considered past due, which is defined as amounts beyond contractually-established credit terms and conditions for the respective customers. The Company has established an allowance for doubtful accounts that it believes is sufficient to address the credit risk in receivables.

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

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

19.	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (CONTINUED)

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of the Company’s financial liabilities:

October 31, 2010	Carrying amount	Less than 1 year	1-3 years
Accounts payable	$804,713	$756,227	$48,486
Accrued liabilities	262,408	262,408	—
Bank loans	325,062	240,197	84,865

	$1,392,183	$1,258,832	$133,351

October 31, 2009	Carrying amount	Less than 1 year	1-3 years
Accounts payable	$940,874	$901,527	$39,347
Accrued liabilities	322,078	322,078	—
Bank loans	274,728	231,934	42,794

	$1,537,680	$1,455,539	$82,141

In addition to the amounts noted above, interest payments over the life of the bank loans are as follows:

October 31, 2010	Contractual cash flows	Less than 1 year	1-3 years
Interest payments - bank loans*	12,843	6,824	6,019

October 31, 2009	Contractual cash flows	Less than 1 year	1-3 years
Interest payments - bank loans*	17,274	5,207	12,067

*  Interest rates on the bank loans disclosed in Note 10(a) vary with the bank’s U.S. Base Rate or the London Interbank Offered Rate (LIBOR) plus 0.65% at the Company’s option. The Company has chosen the LIBOR rate plus 0.65% on all bank loans. The Company has assumed that the LIBOR rate will be at an average of 0.38% (2009 - 0.25%) over the remaining terms of the loans, and has prepared its estimate of interest commitments for these loans on this basis.

    Interest rates on the bank loans disclosed in Note 10(b) vary with the bank’s Canadian Dollar Offered Rate (CDOR) plus 1.00% and the CDOR plus 1.40%. The Company has assumed that the CDOR rate will be at 4.26% (2009 - 4.26%) over the remaining terms of the loans, and has prepared its estimate of interest commitments for these loans on this basis.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

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

Equity Price Risk

Equity price risk arises from equity securities held by the Company. The Company’s investments in equity securities are held as part of its investments in securities available-for-sale, and as part of the plan assets of the defined benefit portion of the defined benefit pension plan, as described in Note 18.

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

The primary investment objectives of the Company’s investments in securities available-for-sale are safety of principal and provision of secure and assured income. The Company benchmarks the rate of return from its investments in securities available-for-sale based on a mix of financial market indices over a long-term market cycle.

The percentage of the fair value of the investments in securities available-for-sale by major category is as follows:

	2010	2009
Equities	30.4%	65.4%
Debt securities	17.5%	33.8%
Cash and other	52.1%	0.8%

	100.0%	100.0%

The equity securities above are listed on the following major exchanges (based on fair values):

	2010	2009
Toronto Stock Exchange	100.0%	91.8%
New York Stock Exchange	—%	6.7%
International - various	—%	1.5%

	100.0%	100.0%

A three percent increase in the S&P/TSX Capped Composite Index, a one percent increase in the S&P 500 Index, and a one percent increase in the MSCI EAFE Net Index would have increased other comprehensive income by $651 after tax (2009 - $1,575 increase); an equal change in the opposite direction would have decreased other comprehensive income by $651 after tax (2009 - $1,575 decrease).

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

19.	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Fair Value of Financial Instruments

Fair value is used to measure financial assets that are held-for-trading or available-for-sale, financial liabilities that are held-for-trading and all derivative financial instruments. Other financial assets such as loans and receivables and other financial liabilities are measured at amortized cost.

Cash and cash equivalents are recorded at fair value. Short-term deposits, accounts receivable, costs and estimated earnings in excess of billings, accounts payable, accrued liabilities, and bank loans are recorded at amortized cost. Investments in securities held-for-trading, included in long-term investments, are recorded at fair value with changes in the fair value of these securities recorded in net income. Investments in securities available-for-sale, included in long-term investments, are recorded at fair value with changes in the fair value of these securities recorded as other comprehensive income.

Counterparty confirmations and discounted cash flow analysis, based on market conditions and risks existing at year-end, are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

The Company’s only financial assets that are measured at fair value on a recurring basis, long-term investments in securities held-for-trading and long-term investments in securities available-for-sale, are segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. The Company has determined that the fair value of its investments in securities held-for-trading and securities available-for-sale are considered a level 1 measurement as these are traded in an active market.

The fair value of short-term deposits, accounts receivable, costs and estimated earnings in excess of billings, accounts payable, and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments. Bank loans approximate their carrying amounts as they bear floating rates of interest.

The fair value of securities held-for-trading and securities available-for-sale as at October 31, 2010 is $103,398 (2009 - $95,671).

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

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

The Company operates in the construction industry and performs construction services in Canada, the United States and the Bahamas for a wide variety of public and private clients. The Company’s operations are categorized into five reportable industry segments: Buildings - Canada, Buildings - U.S., Heavy Industrial - Canada, Civil Infrastructure - Canada and Civil Infrastructure - U.S. (2008 - a sixth industry segment, Heavy Industrial - U.S. was reportable). The Buildings segments perform construction services for commercial and institutional buildings, including construction of shopping centers, educational facilities, hospitals, museums, sporting and entertainment facilities, hotels, light industrial facilities, multifamily condominiums and apartments, senior’s facilities, and office buildings. The Heavy Industrial segment performs construction, shutdown and maintenance services for manufacturing, petrochemical, oil and gas, and mine processing facilities, chemical plants, forestry projects and power plants. The Civil Infrastructure segment performs construction services for roadways, bridges, tunnels, large diameter pipelines, water and wastewater treatment facilities, dams, mine site preparation, airports, and light civil structures.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

21.	SEGMENT INFORMATION (CONTINUED)

Transactions between segments are recorded at the exchange amount. The accounting policies for the reportable operating segments are those outlined in Note 1, Significant Accounting Policies.

	Reportable Segments
October 31, 2010	Buildings - Canada	Buildings - U.S	Heavy Industrial - Canada	Civil Infrastructure - Canada	Civil Infrastructure - U.S.	Other (a)	Total	Consolidating Eliminations		Consolidated Total
Contract revenues	$2,194,941	$857,131	$986,823	$370,895	$513,733	$314,947	$5,238,470	$—		$5,238,470
Contract costs	(1,957,236)	(780,599)	(859,887)	(306,115)	(428,334)	(269,225)	(4,601,396)	36,776	(b)	(4,564,620)

Gross Profit	237,705	76,532	126,936	64,780	85,399	45,722	637,074	36,776		673,850
Indirect and administrative expenses	(54,463)	(50,121)	(32,366)	(22,543)	(31,040)	(18,927)	(209,460)	(197,115	)(c)	(406,575)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	—	2,868		2,868

Operating profit (loss)	183,242	26,411	94,570	42,237	54,359	26,795	427,614	(157,471)		270,143

Total assets	$1,068,626	$232,688	$288,601	$153,466	$128,565	$61,462	$1,933,408	$893,984	(d)	$2,827,392

	Reportable Segments
October 31, 2009	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Civil Infrastructure - Canada	Civil Infrastructure - U.S.	Other (a)	Total	Consolidating Eliminations		Consolidated Total
Contract revenues	$2,817,672	$1,645,123	$586,907	$203,933	$448,263	$456,079	$6,157,977	$—		$6,157,977
Contract costs	(2,438,219)	(1,478,358)	(472,283)	(164,759)	(369,382)	(376,895)	(5,299,896)	64,559	(b)	(5,235,337)

Gross profit	379,453	166,765	114,624	39,174	78,881	79,184	858,081	64,559		922,640
Indirect and administrative expenses	(45,968)	(87,740)	(29,623)	(5,882)	(26,177)	(22,190)	(217,580)	(286,277	)(c)	(503,857)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	—	1,360		1,360

Operating profit (loss)	333,485	79,025	85,001	33,292	52,704	56,994	640,501	(220,358)		420,143

Total assets	$1,254,962	$430,886	$186,897	$105,298	$128,868	$105,466	$2,212,377	$767,907	(d)	$2,980,284

	Reportable Segments
October 31, 2008	Buildings - Canada	Buildings - U.S.	Heavy Industrial - Canada	Heavy Industrial - U.S.	Civil Infrastructure - Canada	Civil Infrastructure - U.S.	Other (a)	Total	Consolidating Eliminations		Consolidated Total
Contract revenues	$2,573,961	$1,373,643	$650,013	$483,876	$271,509	$482,432	$1,992	$5,837,426	$—		$5,837,426
Contract costs	(2,283,368)	(1,261,709)	(532,483)	(379,000)	(230,383)	(420,123)	(452)	(5,107,518)	123,502	(b)	(4,984,016)

Gross profit	290,593	111,934	117,530	104,876	41,126	62,309	1,540	729,908	123,502		853,410
Indirect and administrative expenses	(43,530)	(36,811)	(28,822)	(12,861)	(4,768)	(12,820)	(141)	(139,753)	(303,885	)(c)	(443,638)
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	—	—	1,211		1,211

Operating profit (loss)	247,063	75,123	88,708	92,015	36,358	49,489	1,399	590,155	(179,172)		410,983

Total assets	$1,163,715	$451,109	$214,552	$241,166	$129,902	$213,031	$9,136	$2,422,611	$681,892	(d)	$3,104,503

(a)	In all years, consists of those operating segments not meeting the quantitative thresholds to qualify as a reportable operating segment. The sources of contract revenues are from the Company’s heavy industrial operation in the United States and the buildings operations in the Bahamas (2009 - heavy industrial operation in the United States and the buildings operations in the Bahamas; 2008 - building operations in the Bahamas).
(b)	In all years, consolidating eliminations for intersegment transactions.
(c)	In all years, consist of corporate general and administrative expenses, depreciation, and bonuses not allocated to reportable segments for internal reporting purposes.
(d)	In all years, corporate assets consist principally of cash and cash equivalents, short-term deposits, accounts receivable, long-term investments and property, plant and equipment. Capital expenditures are not allocated to reportable segments for internal reporting purposes.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

21.	SEGMENT INFORMATION (CONTINUED)

Information concerning principal geographic areas is as follows:

	2010	2009	2008
Contract Revenues
Canada	$3,552,659	$3,608,512	$3,495,484
United States	1,685,811	2,549,465	2,339,950
Bahamas	—	—	1,992

	5,238,470	6,157,977	5,837,426

Long-lived Assets *
Canada	83,858	93,507	103,469
United States	41,156	48,478	69,068

	$125,014	$141,985	$172,537

*	Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

22.	OTHER MATTERS

(a)	Legal or Arbitration Proceedings

PCL Civil Constructors, Inc. (“Civil”) is seeking additional compensation of approximately U.S. $22,000 under a construction contract for costs incurred arising from the failure of certain bridge piers on a project constructed by Civil in Tampa, Florida for the Tampa Hillsborough County Expressway Authority (the “Owner”). The failure was caused by inadequate design and Civil was engaged by the project Owner to perform the required pier remediation. The Owner filed a lawsuit against certain project designers for the damages caused by the design failures, including the required remediation efforts. On December 11, 2007, an amended complaint was filed by the Owner adding Civil as a party to its lawsuit, seeking declaration from the court of the amount owing by the Owner to Civil. Civil has now been dismissed from this lawsuit without prejudice. The Owner and its designers subsequently settled their dispute on or about June 30, 2009. Civil presented final accounting to the Owner in December 2008. Following the submission of the final accounting, certain negotiations occurred between the Owner and PCL, but a resolution was not reached. PCL has filed a lawsuit against the Owner in Florida state court and the Owner has filed counterclaims against PCL in that action, however, the Owner and PCL will submit their disputes to a non-binding Dispute Resolution Board (“DRB”) per the requirements of the parties’ contract. This process began in October 2010 with the first recommendation of the DRB issued on January 2, 2011. It is unclear when the DRB will render its further recommendations. If the parties are not able to resolve claims following the DRB’s recommendation, the remaining disputes will be litigated in the Florida state court action. The Company has accrued contract revenue to the extent that the contract price has been adjusted by change orders signed by the Owner and Owner directed changes for which collection is probable. However, no amounts have been accrued for adjustments to the contract price where change orders have not been signed by the Owner or where the Owner directed changes have not been received. The Company believes that the ultimate resolution of this matter will not have a material effect on the Company’s financial position, results of operations or liquidity.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

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

During the year ended October 31, 2010, the Company recognized additional contract revenues of $1,496 (2009 - $22,146; 2008 - $39,913) resulting from construction claims awarded or received on construction projects.

(b)	Subsequent Event

In January 2011, the Company declared dividends on its common shares in the amount of $6.00 per share to shareholders of record on January 31, 2011. The dividends, totaling $191,934, will be paid in February 2011.

23.	INVESTMENT IN JOINT VENTURES, LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS

(a)	Investment in Limited Liability Companies and Limited Partnerships

At October 31, 2010, the Company had investments of $1,351 (2009 - $2,410) in limited liability companies and limited partnerships in which the Company does not have an undivided interest in the assets, liabilities, revenue and expenses. During 2010, the Company recorded income of $2 (2009 - $166) on these United States investments. The Company’s maximum exposure to loss as a result of its involvement with these property developments was the carrying amounts of its investments.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

23.	INVESTMENT IN JOINT VENTURES, LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS (CONTINUED)

(b)	Investment in Joint Ventures

The Company’s proportionate share of the assets, liabilities, revenue and expenses of joint ventures included in the consolidated financial statements is as follows:

	2010	2009
ASSETS
Cash and cash equivalents	$47,885	$21,751
Accounts receivable (including holdbacks of $10,231; 2009 - $3,129)	43,601	28,821
Costs and estimated earnings in excess of billings	22,640	8,228
Property, plant and equipment	391	777

	114,517	59,577

LIABILITIES AND EQUITY
Accounts payable (including holdbacks of $4,397; 2009 - $nil)	30,654	14,381
Unearned revenue	11,338	—
Equity and advances	72,525	45,196

	$114,517	$59,577

	2010	2009	2008
EARNINGS
Contract revenues	$196,208	$79,438	$169,241
Contract costs	(169,910)	(66,842)	(151,277)

Earnings before income taxes	26,298	12,596	17,964

Cash Flows Provided By (Used In)
Operating activities	24,991	(4,682)	5,136
Investing activities	112	(1,331)	(33,769)
Financing activities	1,031	6,601	9,453

Net increase (decrease) in cash and cash equivalents	$26,134	$588	$(19,180)

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

23.	INVESTMENT IN JOINT VENTURES, LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS (CONTINUED)

The Company is contingently liable at October 31, 2010 for $37,341 (2009 - $19,803) being the other joint venture participants’ share of liabilities, net of securing letters of credit and cross-company guarantees, should they not be able to satisfy them.

Throughout the year, the Company makes cash contributions, receives distributions, and records its proportionate share of income or losses in joint ventures. A summary of the joint venture transactions for the years ended October 31, 2010 and 2009 is as follows:

	2010	2009
Investment in joint ventures, beginning of year	$45,196	$26,441
Share of net income	26,298	12,596
Unrealized foreign exchange loss	(2,890)	(3,419)
Contributions	40,724	12,823
Distributions	(36,803)	(3,245)

	$72,525	$45,196

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from United States GAAP. The effects of these differences on the Company’s consolidated financial statements are as follows:

If United States GAAP were employed, net earnings would be adjusted as follows:

	2010	2009	2008
Net earnings based on Canadian GAAP(4)	$196,252	$306,040	$242,032
Change in fair value of mandatorily redeemable shares (2)	(568)	(741)	(1,061)
Dividends on mandatorily redeemable shares (2)	(5,537)	(5,437)	(6,083)

Net earnings based on U.S. GAAP	190,147	299,862	234,888

Earnings per share based on U.S. GAAP net earnings (2)	$6.43	$11.89	$10.77

Comprehensive income under United States GAAP is as follows:

	2010	2009	2008
Net earnings based on U.S. GAAP	$190,147	$299,862	$234,888
Other comprehensive income (loss), net of taxes of $1,424 (2009 - $(2,010); 2008 - $3,173), in accordance with Canadian GAAP	3,470	(8,692)	57,195
Change in net pension liability (1)	983	(442)	(5,006)
Tax impact of reconciling items	(303)	61	1,653

Comprehensive income under U.S. GAAP	$194,297	$290,789	$288,730

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (CONTINUED)

The following tables reconcile the consolidated balance sheets as reported under Canadian GAAP and those that would have been reported under United States GAAP:

2010	Canadian GAAP	U.S. GAAP
Balance Sheet
Deferred income tax asset (3)	$3,519	$5,634
Accrued benefit asset (1)	1,870	—
Net pension liability (1)	—	4,622
Accumulated other comprehensive loss (1)(3)	(16,970)	(21,348)

2009	Canadian GAAP	U.S. GAAP
Balance Sheet
Deferred income tax asset (3)	$13,505	$15,924
Accrued benefit asset (1)	2,770	—
Net pension liability (1)	—	4,705
Mandatorily redeemable shares liability (2)	—	14,196
Share capital (2)	558,200	549,708
Retained earnings (1)(2)(3)	385,543	379,841
Accumulated other comprehensive loss (1)(3)	(20,440)	(25,498)

Accumulated other comprehensive loss under United States GAAP is as follows:

	2010	2009
Accumulated change in funded status of net pension liability (1)	$(6,492)	$(7,475)
Accumulated unrealized gain on investments in marketable securities	7,566	1,280
Accumulated foreign exchange losses on translation of self-sustaining foreign operations	(22,826)	(21,434)
Accumulated tax effect of reconciling items	404	2,131

Accumulated other comprehensive loss (1)(3)	$(21,348)	$(25,498)

There are no material differences between cash flows reported in the statement of cash flows prepared in accordance with Canadian GAAP and the cash flows that would be reported in a statement of cash flows prepared in accordance with United States GAAP.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (CONTINUED)

Securities and Exchange Commission (“SEC”) Accounting Series Release No. 268 (“ASR 268”) prohibits the combination of all equity securities under the general heading Shareholders’ Equity where the redemption of equity is outside the control of the issuer resulting in the Company’s share capital, retained earnings and accumulated other comprehensive loss being presented as Redeemable Common Stock outside of Shareholders’ Equity. ASR 268 applies to the Company as there are a limited number of situations where the Company is obligated to repurchase the shares of an employee after a triggering event. These triggering events were changed as a result of an amendment to the Company’s Unanimous Shareholder Agreement (“USA”) on August 19, 2010. The aggregate redemption value of those shares which the Company was obligated to repurchase at October 31, 2010 was $nil (2009 - $14,196). The redemption value per share established on January 13, 2010 is $26.00. The aggregate redemption value of those shares which the Company was obligated to repurchase at October 31, 2010 and October 31, 2009 is reclassified as a current liability in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity”.

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

Notes:

(1)	Under United States GAAP (FASB ASC Topic 715-30, “Defined Benefit Plans - Pensions”), the Company must recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. During 2010, changes in the funded status that were recognized as a recovery (charge) to other comprehensive income (loss) amounted to $983 (2009 - $(442); 2008 - $(5,006)).

(2)	Under United States GAAP, certain of the Company’s common shares must be reclassified as a liability, as they become mandatorily redeemable after the occurrence of certain triggering events, as defined by ASC Topic 480. Upon reclassification the liability is initially measured at fair value, with a reduction to redeemable common stock by the amount of that initial measure, recognizing no gain or loss.

As a result of the changes to the Company’s USA during 2010, there were no triggering events that caused any of the Company’s outstanding common shares at October 31, 2010 to become mandatorily redeemable. During 2009 and 2008, certain of the Company’s common shares became mandatorily redeemable after the occurrence of certain triggering events. As a result, these mandatorily redeemable shares were reclassified as a liability at their fair value of $4,710 (2008 - $4,285), with a corresponding reduction in redeemable common stock, consisting of a decrease in share capital of $3,462 (2008 - $3,219), and a decrease in retained earnings under United States GAAP of $1,248 (2008 - $1,066).

ASC Topic 480 requires that subsequent changes in the fair value of these shares are recognized in earnings. In 2010, the subsequent change in fair value was as a result of an increase in the share price of $1.00 per share (2009 - $1.50 per share; 2008 - $1.50 per share). This resulted in a change in fair value of these shares of $568 (2009 - $741; 2008 - $1,061), which is recognized in net earnings under United States GAAP.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (CONTINUED)

In addition, dividends were paid during 2010 of $9.75 per share (2009 - $11.00 per share; 2008 - $8.60 per share). In 2010, dividends on mandatorily redeemable shares were $5,537 (2009 - $5,437; 2008 - $6,083), which is recognized in net earnings under United States GAAP.

During 2010, mandatorily redeemable shares with a fair value of $nil (2009 - $2,871; 2008 - $9,292) were repurchased by the Company.

As a result of the changes to the Company’s USA during 2010, the triggering events that had caused certain of the Company’s shares to become mandatorily redeemable in prior years no longer applied. Consequently, shares which were once mandatorily redeemable were reversed as a liability at their fair value of $14,764, with a corresponding increase in redeemable common stock, consisting of an increase in share capital of $8,492, and an increase in retained earnings under United States GAAP of $6,272.

(3)	Under United States GAAP, future income tax assets and liabilities are referred to as deferred income tax assets and liabilities. The adjustment above relates to the tax effect of items (1) above.

(4)	Under United States GAAP FASB ASC Topic 740, “Income Taxes”, certain disclosures are required with respect to uncertain tax positions.

Interest and penalties associated with uncertain tax positions are recognized as components of the current tax position. As at and for the year ended October 31, 2010, this amount was not material.

At October 31, 2010, tax years that remain subject to examination for the Company’s major tax jurisdictions are 2007 - 2010 for state and local taxes in the United States, 2008 - 2010 for federal income taxes in the United States, and 2008 - 2010 for provincial and federal income taxes in Canada.

Recently Adopted United States Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised), “Business Combinations”, which was primarily codified in FASB ASC Topic 805, Business Combinations. This standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interests in the acquiree and the goodwill acquired. ASC Topic 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The adoption of ASC Topic 805 on November 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51”, which was primarily codified into FASB ASC Topic 810-10, Noncontrolling Interests in Consolidated Financial Statements. This standard establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The adoption of ASC Topic 810-10 on November 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

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

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures” (“ASC Topic 820”). This update provides amendments to Subtopic 820-10, requiring new disclosures for transfers in and out of Levels 1 and 2, and activity in Level 3 fair value measurements. Clarification of disclosures provided by this update to Subtopic 820-10 include level of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 will apply to the Company’s consolidated financial statements for the year ending October 31, 2011. The Company is currently reviewing the impact of this ASU.

In July 2010, the FASB issued ASU 2010-20, “Receivables” (“ASC Topic 310”). This update provides amendments to Topic 310, requiring greater level of disaggregated information about the credit quality of the Company’s financing receivables and its allowances for credit losses, including disclosures about credit quality indicators, past due information, and modifications of its financing receivables. ASU 2010-20 will apply to the Company’s consolidated financial statements for the years ending October 31, 2011 and 2012. The Company is currently reviewing the impact of this ASU.

PCL EMPLOYEES HOLDINGS LTD.

Notes to the Financial Statements

(In thousands of Canadian dollars, except share data)

24.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (CONTINUED)

Valuation and Qualifying Accounts

	Balance at beginning of year	Additions charged to costs and expenses	Deductions	Balance at end of year
Year ended October 31, 2010:
Valuation allowance on deferred tax assets	$3,747	$—	$(261)	$3,486
Valuation allowance on accounts receivable (1)	15,225	—	(15,225)	—

	18,972	—	(15,486)	3,486

Year ended October 31, 2009:
Valuation allowance on deferred tax assets	3,825	—	(78)	3,747
Valuation allowance on accounts receivable (1)	16,423	—	(1,198)	15,225

	20,248	—	(1,276)	18,972

Year ended October 31, 2008:
Valuation allowance on deferred tax assets	113	3,825	(113)	3,825
Valuation allowance on accounts receivable (1)	—	16,423	—	16,423

	$113	$20,248	$(113)	$20,248

Note:

(1)	Deductions represent uncollectible accounts written off, net of recoveries.